

June 29, 2022

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX PEARL, LLC ("PEARL")
Amendment 2022-9 to Form 1 Application

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(b) is Amendment 2022-9 to the Form 1 Application of PEARL, which includes the following:

Exhibits D, I, K, M & N – Annual filing pursuant to Rule 6a-2(b)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/29/22	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

22001165

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: June 29, 2022

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ____ day of _______, 2022.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX PEARL, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT D

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

<u>Response</u>:

1. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2021 are attached.

2. Audited unconsolidated financial statements of Miami International Securities Exchange, LLC as of December 31, 2021 are attached.

3. Audited unconsolidated financial statements of MIAX Emerald, LLC as of December 31, 2021 are attached.

4. Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2021 are attached.

5. Unaudited unconsolidated financial statements of MIAX Futures, LLC as of December 31, 2021 are attached.

6. Unaudited unconsolidated financial statements of The Bermuda Stock Exchange as of December 31, 2021 are attached.

7. Unaudited unconsolidated financial statements of M 402 Holdings, LLC as of December 31, 2021 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2021.)

8. Unaudited unconsolidated financial statements of Minneapolis Grain Exchange, LLC as of December 31, 2021 are attached.

9. Unaudited unconsolidated financial statements of ConvexityShares, LLC as of December 31, 2021 are attached.

10. MIAX Global, LLC, MIAX Products, LLC, and BSD Nominee Limited are not active and financial statements are not available for these companies.

EXHIBIT I

<u>Exhibit Request</u>:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

<u>Response</u>:

Audited unconsolidated financial statements for MIAX PEARL, LLC as of December 31, 2021 are attached. MIAX PEARL, LLC has no consolidated subsidiaries.

EXHIBIT K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**

2. **Title or Status;**

3. **Date title or status was acquired;**

4. **Approximate ownership interest; and**

5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Miami International Holdings, Inc. owns 100% of MIAX PEARL, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. MIAX PEARL, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on March 7, 2016.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

1. **MIAX Pearl Options.** Attached is a list of the members of the MIAX Pearl Options exchange dated as of June 17, 2022, including the information set forth in items 1-6 above.

2. **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities exchange dated as of June 17, 2022, including the information set forth in items 1-6 above.

EXHIBIT N

Exhibit Request:

Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Response:

1. A. **MIAX Pearl Options.** Attached is a list of the securities listed on the MIAX Pearl Options exchange as of June 17, 2022, indicating for each the name of the issuer and a description of the security.

   B. **MIAX Pearl Equities.** Attached is a list of the securities listed on the MIAX Pearl Equities exchange as of June 17, 2022, indicating for each the name of the issuer and a description of the security.

2. None.

3. None.

4. None.

MIAMI INTERNATIONAL HOLDINGS, INC.

Financial Statements (Unaudited)

As of and for the year ended December 31, 2021

MIAMI INTERNATIONAL HOLDINGS, INC.
Unconsolidated Statement of Financial Condition (Unaudited)
December 31, 2021 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	46,933
Restricted cash		5,583
Other current assets		5,191
Total current assets		57,707
Due from subsidiaries (to Miami International Holdings, Inc.)		380,648
Investment in third parties		11,592
Investment in subsidiaries		32,985
Fixed assets, net		20,247
Internally developed software, net		22,361
Goodwill		34,419
Other intangible assets, net		85,319
Total assets	$	645,278
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and other liabilities	$	20,455
Accrued compensation payable		17,860
Current debt of long term debt		15,000
Total current liabilities		53,315
Deferred income taxes		10,084
Long term debt		149,080
Other non-current liabilities		304,110
Total liabilities		516,589
Stockholders' equity:		
Preferred stock - par value $0.001 (25,000,000 authorized, 822,100 issued and outstanding at December 31, 2021)		1
Common stock - voting and nonvoting, par value $0.001 (600,000,000 authorized (400,000,000 voting, 200,000,000 nonvoting); 89,448,831 issued and outstanding non-puttable common stock at December 31, 2021 (82,353,122 voting, 7,095,709 nonvoting)		89
Additional paid-in capital		591,676
Accumulated deficit		(462,926)
Total Miami International Holdings, Inc. stockholders' equity		128,840
Non-controlling interest in consolidated subsidiaries		(151)
Total stockholders' equity		128,689
Total liabilities and stockholders' equity	$	645,278

MIAMI INTERNATIONAL HOLDINGS, INC.
Unconsolidated Statement of Income (Unaudited)
December 31, 2021 (dollars in thousands)

Revenues:		
Market data fees	$	4
Other revenue		13,996
Total revenues		14,000
Operating expenses:		
Compensation and benefits		11,180
Information technology and communication costs		553
Depreciation and amortization		14,773
Occupancy costs		1,024
Professional fees and outside services		11,653
Marketing and business development		2,163
General, administrative, and other		4,874
Total operating expense		46,220
Operating loss		(32,220)
Non-operating (expense) income:		
Change in fair value of warrants on puttable shares & puttable common stock		(118,723)
Interest expense and amortization of debt issuance cost		(19,021)
Investment gain		19,522
Other expenses		4,202
Loss before income tax provision		(146,240)
Income tax expense		(1,374)
Net loss		(147,614)
Net loss attributable to non-controlling interest		(151)
Net loss attributable to common stock holders	$	(147,463)

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Financial Statements

As of and for the year ended December 31, 2021

(with Independent Auditors' Report Thereon)

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors
Miami International Securities Exchange, LLC:

Opinion

We have audited the financial statements of Miami International Securities Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2021, and the related statements of income and changes in member's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 24, 2022

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Financial Condition
December 31, 2021 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	57,902
Accounts receivable		14,051
Marketing fee receivable		4,891
Other current assets		1,522
Total current assets		78,366
Fixed assets, net		2,150
Notes receivable, net		7,724
Other assets		1,000
Total assets	$	89,240
Liabilities and Member's Deficit		
Current liabilities:		
Accounts payable and other liabilities		11,994
Marketing fees payable	$	4,933
Total current liabilities		16,927
Due to Miami International Holdings, Inc.		193,682
Deferred transaction revenue		10
Total liabilities		210,619
Commitments and contingencies		-
Member's deficit		
Accumulated losses		(121,379)
Total member's deficit		(121,379)
Total liabilities and member's deficit	$	89,240

See accompanying notes to financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Income and Changes in Member's Deficit

Year ended December 31, 2021 (dollars in thousands)

Revenues:		
Transaction fees	$	142,637
Access fees		18,470
Market data fees		7,573
Other revenue		69
Total revenues		168,749
Cost of revenues:		
Transaction rebates		80,151
Brokerage and exchange fees		2,165
Section 31 fees		4,085
Other		618
Total cost of revenues		87,019
Revenues less cost of revenues		81,730
Operating expenses:		
Compensation and benefits		14,374
Information technology and communication costs		3,961
Depreciation and amortization		3,627
Occupancy costs		711
Professional fees and outside services		3,354
Marketing and business development		1,029
General, administrative, and other		4,373
Total operating expenses		31,429
Operating income		50,301
Non-operating expense:		
Interest expense, net		428
Net profit		49,873
Member's deficit at beginning of year		(171,252)
Member's deficit at end of year	$	(121,379)

See accompanying notes to financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Cash Flows

Year ended December 31, 2021 (dollars in thousands)

Cash flow from operating activities:		
Net profit	$	49,873
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:		
Depreciation and amortization		3,627
Provision for notes receivable credit losses		1,338
Changes in operating assets and liabilities:		
Accounts receivable		(1,709)
Marketing fees receivable		(1,302)
Notes receivable		(5,350)
Other assets		(644)
Accounts payable and other liabilities		3,792
Marketing fees payable		205
Deferred transaction revenue		10
Net cash provided by operating activities		49,840
Cash flow from financing activities:		
Repayments of capital lease obligation		(3,786)
Due to Miami International Holdings, Inc.		(1,689)
Net cash provided by financing activities		(5,475)
Increase in cash and cash equivalents		44,365
Cash and cash equivalents at beginning of year		13,537
Cash and cash equivalents at end of year	$	57,902
Cash paid during the year for interest	$	491

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Miami International Securities Exchange, LLC ("MIAX" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH") and provides a marketplace for the trading of options products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 6 ("Related Party Transactions") for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Change in accounting principles - Consolidated Audit Trail ("CAT")

On January 1, 2021, the Company made a voluntary change to its accounting policy related to the treatment of promissory notes issued to the Company by CAT NMS LLC and CAT LLC to fund the ongoing development of CAT as detailed in Note 4 - Notes Receivable, net. Prior to adopting the new policy, the Company had fully expensed these promissory notes upon purchase. Under the new policy adopted during 2021 and applied retroactively to prior periods, the Company is expensing approximately 25% of the CAT notes based upon the expected amount recoverable, subject to SEC approval of industry fee model discussed in Note 4. The change in accounting policy resulted in a $4.0 million increase to net profit and a $3.7 million decrease to opening member's deficit for the year ended December 31, 2021.

Change in accounting estimate - Allocation of certain assets and liabilities held at the Parent

A change in accounting estimate was made during 2021 related to the allocation of assets and liabilities amongst the Parent and its wholly owned subsidiaries. Historically, assets and liabilities held at the Parent, were allocated to the Parent's wholly owned subsidiaries based on management's estimate of the usage of the specific asset or the estimated benefits received by the Company. During 2021, a legal entity approach was adopted wherein assets and liabilities were presented on the statement of financial conditions of the entity that has the legal right or obligation to the asset and liability. Therefore, for the year ended December 31, 2021, fixed assets, internally developed software, debt obligations and certain accrued liabilities, which are held at the Parent, were not allocated to the Company and as such not presented on the statement of financial conditions. This change in accounting estimate was accounted for prospectively beginning January 1, 2021 and there was no impact to the statement of income and member's deficit.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance

Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2021.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable.

Fixed Assets, Net

Fixed assets are stated at cost, net of accumulated depreciation. As all fixed assets are acquired under capital leases, and depreciation is computed on a straight-line basis over the life of the lease, ranging from one to three years. The estimated useful life of the fixed assets ranges from three to five years.

Due to Miami International Holdings, Inc.

The majority of the Company's expenditures to date have been funded by the Parent. In certain instances, the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in payables due to Miami International Holdings, Inc. See Note 6 ("Related Party Transactions") for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including MIAX Emerald, LLC ("Emerald") and MIAX PEARL, LLC ("PEARL"). The Company's allocated portion of cost are included in the accompanying statements of income and member's deficit. The Company considers changes in Due to Miami International Holdings, Inc., to be financing activity for purposes of the statements of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.
Transaction services: Transaction services represent the customer's right to be matched on the exchange with a corresponding buyer or seller and to have the transaction executed. Fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by the exchange platforms. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as transaction rebates, which are classified within cost of revenue in the accompanying statement of income and changes in member's deficit. In the event that a member firm prepays for transaction fees, revenue is recognized as transaction fees are incurred.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenue in the accompanying statement of income and changes in member's deficit...

Access fees: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in U.S. Tape Plans. Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the Transaction-based services section above, transaction rebates are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided.

Income Taxes

The Company has elected to be treated as a disregarded LLC under the provisions of the Internal Revenue Code. All tax effects of Company's income and loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

3. FIXED ASSETS, NET

As of December 31, 2021, the total cost of fixed assets, consisting primarily of computer hardware that supports exchange operations, was $40.5 million, with related accumulated depreciation of $38.3 million. Depreciation expense was $3.6 million for the year ended December 31, 2021.

4. NOTES RECEIVEBLE, NET

The notes receivable relate to the consolidated audit trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development of the CAT is ultimately expected to be provided by the Self-Regulated Organizations ("SROs"), which include the Company, and the industry members. The SROs have presented the SEC with a fee model for charging fees, wherein the industry members will be responsible for 75% of the CAT cost and the SROs would be responsible for remaining 25% of the CAT cost. The funding to date has been provided by the SROs in exchange for promissory notes, which are expected to be repaid once the industry model is approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs.

The allowance for notes receivable associated with CAT is estimated based on anticipated collections. The following represents the changes in notes receivable and the allowance for notes receivable for the year ended December 31, 2021 (in thousands):

Notes receivable, gross		
Balance at January 1, 2021	$	5,091
Additions		5,351
Balance at December 31, 2021		10,442
Allowance for notes receivable		
Balance at January 1, 2021		1,380
Additions		1,338
(Write-off) / recoveries		-
Balance at December 31, 2021		2,718
Notes receivable, net	$	7,724

5. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2021 (in thousands):

Transaction rebates payable	$	4,495
Current portion of lease obligation		2,431
Section 31 fees payable		1,085
Accounts payable and other		3,983
Accounts payable and other liabilities	$	11,994

6. RELATED PARTY TRANSACTIONS

The Company's utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2021 (in thousands):

Compensation and benefits	$	14,374
Information technology and communication costs		3,961
Occupancy costs		711
Professional fees and outside services		1,771
Marketing and business development		994
General, administrative, and other		2,811
Total operating expenses	$	24,622

7. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent is invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the " PTAB Final Written Decisions"). On January 27, 2022 the PTAB granted authorization for Nasdaq to file Requests for the USPTO Director to Review the PTAB's Final Written Decisions, which invalidated the patents asserted against MIAX in litigation ("Review Requests"). On February 28, 2022, Nasdaq filed the Review Requests with the USPTO Director. On June 7, 2022, the PTAB Director denied Nasdaq's Review Requests of the PTAB Final Written Decisions. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court. MIH's Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. MIH intends to defend its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial conditions, the statement of income or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

8. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 24, 2022, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

MIAX EMERALD, LLC

Financial Statements

As of and for the year ended December 31, 2021

(with Independent Auditors' Report Thereon)

MIAX EMERALD, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors
MIAX Emerald, LLC:

Opinion

We have audited the financial statements of MIAX Emerald, LLC (the Company), which comprise the statement of financial condition as of December 31, 2021, and the related statements of income and changes in member's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 24, 2022

MIAX EMERALD, LLC
Statement of Financial Condition
December 31, 2021 (dollars in thousands)

Assets		
Current assets:		
Cash	$	18,960
Accounts receivable		22,197
Other current assets		77
Total current assets		41,234
Notes receivable, net		5,168
Other assets		1,312
Total assets	$	47,714
Liabilities And Member's Deficit		
Current liabilities:		
Accounts payable and other liabilities	$	19,374
Total current liabilities		19,374
Due to Miami International Holdings, Inc.		37,764
Deferred transaction revenue		26
Total liabilities		57,164
Commitments and contingencies		-
Member's deficit:		
Accumulated losses		(9,450)
Total member's deficit		(9,450)
Total liabilities and member's deficit	$	47,714

See accompanying notes to financial statements.

MIAX EMERALD, LLC

Statement of Income and Changes in Member's Deficit
Year ended December 31, 2021 (dollars in thousands)

Revenues:		
Transaction fees	$	228,683
Access fees		19,384
Market data fees		5,975
Other revenue		116
Total revenues		254,158
Cost of revenues:		
Transaction rebates		216,043
Brokerage and exchange fees		728
Section 31 fees		3,935
Total cost of revenues		220,706
Revenues less cost of revenues		33,452
Operating expenses:		
Compensation and benefits		11,590
Information technology and communication costs		5,808
Occupancy costs		575
Professional fees and outside services		2,605
Marketing and business development		819
General, administrative, and other		1,628
Total operating expenses		23,025
Operating income		10,427
Non-operating income:		
Interest income		18
Net profit		10,445
Member's deficit at beginning of year		(19,895)
Member's deficit at end of year	$	(9,450)

See accompanying notes to financial statements.

MIAX EMERALD, LLC
Statement of Cash Flows
Year ended December 31, 2021 (dollars in thousands)

Cash flow from operating activities:		
Net profit	$	10,445
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Provision for notes receivable credit losses		1,149
Changes in operating assets and liabilities:		
Accounts receivable		(4,464)
Notes receivable		(4,594)
Other assets		754
Accounts payable and other liabilities		4,208
Deferred transaction revenue		26
Net cash provided by operating activities		7,524
Cash flow from financing activities:		
Due to Miami International Holdings, Inc.		5,821
Net cash provided by financing activities		5,821
Increase in cash and cash equivalents		13,345
Cash and cash equivalents at beginning of year		5,615
Cash and cash equivalents at end of year	$	18,960

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MIAX Emerald, LLC ("Emerald" or the "Company"), a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), provides a marketplace for the trading of equity options products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Change in accounting principles - Consolidated Audit Trail ("CAT")

On January 1, 2021, the Company made a voluntary change to its accounting policy related to the treatment of promissory notes issued to the Company by CAT NMS LLC and CAT LLC to fund the ongoing development of CAT as detailed in Note 4 - Notes Receivable, net. Prior to adopting the new policy, the Company had fully expensed these promissory notes upon purchase. Under the new policy adopted during 2021 and applied retroactively to prior periods, the Company is expensing approximately 25% of the CAT notes based upon the expected amount recoverable, subject to SEC approval of industry fee model discussed in Note 3. The change in accounting policy resulted in a $3.4 million increase to net profit and $1.7 million decrease to opening member's deficit for the year ended December 31, 2021.

Change in accounting estimate - Allocation of certain assets and liabilities held at the Parent

A change in accounting estimate was made during 2021 related to the allocation of assets and liabilities amongst the Parent and its wholly owned subsidiaries. Historically, assets and liabilities held at the Parent, were allocated to the Parent's wholly owned subsidiaries based on management's estimate of the usage of the specific asset or the estimated benefits received by the Company. During 2021, a legal entity approach was adopted wherein assets and liabilities were presented on the statement of financial conditions of the entity that has the legal right or obligation to the asset and liability. Therefore, for the year ended December 31, 2021, fixed assets, internally developed software, debt obligations and certain accrued liabilities, which are held at the Parent, were not allocated to the Company and as such not presented on the statement of financial condition. This change in accounting estimate was accounted for prospectively beginning January 1, 2021 and there was no impact to the statement of income and member's deficit.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2021.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable.

Due to Miami International Holdings, Inc.

The majority of the Company's expenditures to date have been funded by the Parent. In certain instances, the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in payables due to Miami International Holdings, Inc. See Note 5 ("Related Party Transactions") for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX") and MIAX PEARL, LLC ("PEARL").,. The Company's allocated portion of cost are included in the accompanying statement of income and member's deficit. The Company considers changes in Due to Miami International Holdings, Inc. to be financing activity for purposes of the statements of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction services: Transaction services represent the customer's right to be matched on the exchange with a corresponding buyer or seller and to have the transaction executed. Fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by the exchange platforms. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as transaction rebates, which are classified within cost of revenues in the accompanying statement of income and changes in member's deficit. In the event that a member firm prepays for transaction fees, revenue is recognized as transaction fees are incurred.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenue in the accompanying statement of income and changes in member's deficit.

Access fees: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in U.S. Tape Plans. Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the Transaction-based services section above, transaction rebates are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided.

Income Taxes

The Company has elected to be treated as a disregarded LLC under the provisions of the Internal Revenue Code. All tax effects of Company's income and loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

3. NOTES RECEIVEBLE, NET

The notes receivable relate to the consolidated audit trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development of the CAT is ultimately expected to be provided by the Self-Regulated Organizations ("SROs"), which include the Company, and the industry members. The SROs have presented the SEC with a fee model for charging fees, wherein the industry members will be responsible for 75% of the CAT cost and the SROs would be responsible for remaining 25% of the CAT cost. The funding to date has been provided by the SROs in exchange for promissory notes, which are expected to be repaid once the industry model is approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs.

The allowance for notes receivable associated with CAT is estimated based on anticipated collections. The following represents the changes in notes receivable and allowance for notes receivable for the year ended December 31, 2021 (in thousands):

Notes receivable, gross		
Balance at January 1, 2021	$	2,338
Additions		4,594
Balance at December 31, 2021		6,932
Allowance for notes receivable		
Balance at January 1, 2021		615
Additions		1,149
(Write-off) / recoveries		-
Balance at December 31, 2021		1,764
Notes receivable, net	$	5,168

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2021 (in thousands):

Transaction rebates payable	$	17,277
Section 31 fees payable		1,056
Accounts payable and other		1,041
Accounts payable and other liabilities	$	19,374

5. RELATED PARTY TRANSACTIONS

The Company's utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2021 (in thousands):

Compensation and benefits	$	11,590
Information technology and communication costs		5,808
Occupancy costs		575
Professional fees and outside services		1,196
Marketing and business development		819
General, administrative, and other		1,455
Total operating expenses	$	21,443

6. COMMITMENTS AND CONTINGENCIES

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent is invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the " PTAB Final Written Decisions"). On January 27, 2022 the PTAB granted authorization for Nasdaq to file Requests for the USPTO Director to Review the PTAB's Final Written Decisions, which invalidated the patents asserted against MIAX in litigation ("Review Requests"). On February 28, 2022, Nasdaq filed the Review Requests with the USPTO Director. On June 7, 2022, the PTAB Director denied Nasdaq's Review Requests of the PTAB Final Written Decisions. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court. MIH's Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. MIH intends to defend its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial conditions, the statement of income or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 24, 2022, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

MIAMI INTERNATIONAL TECHNOLOGIES, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2021

Miami International Technologies, LLC
Statement of Financial Condition (Unaudited)
December 31, 2021 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	51
Accounts receivable		48
Total current assets		99
Total assets	$	99
Liabilities and member's deficit		
Due to Miami International Holdings, Inc.	$	15,010
Total liabilities		15,010
Member's deficit		
Accumulated deficit		(14,911)
Total member's deficit		(14,911)
Total liabilities and member's deficit	$	99

Miami International Technologies, LLC
Statement of Income (Unaudited)
December 31, 2021 (dollars in thousands)

Revenues:		
Other revenue	$	983
Total revenues		983
Operating expenses:		
Compensation and benefits		1,815
Information technology and communication costs		68
Occupancy costs		37
Professional fees and outside services		1,652
General, administrative, and other		27
Total operating expenses		3,599
Operating loss		(2,616)
Net loss	$	(2,616)

MIAX FUTURES, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2021

MIAX Futures, LLC
Statement of Financial Condition (Unaudited)
December 31, 2021 (dollars in thousands)

Assets		
Current assets:		
Other assets	$	1,000
Total assets	$	1,000
Liabilities and member's equity		
Current liabilities:		
Accounts payable and other liabilities	$	474
Total current liabilities		474
Due to Miami International Holdings, Inc.		22,800
Total liabilities		23,274
Member's deficit		
Accumulated deficit		(22,274)
Total member's deficit		(22,274)
Total liabilities and member's deficit	$	1,000

MIAX Futures, LLC
Statement of Income (Unaudited)
December 31, 2021 (dollars in thousands)

Operating expenses:		
Compensation and benefits	$	7,124
Information technology and communication costs		510
Occupancy costs		200
Professional fees and outside services		691
Marketing and business development		8,099
General, administrative, and other		135
Total operating expenses		16,759
Operating loss		(16,759)
Net loss	$	(16,759)

THE BERMUDA STOCK EXCHANGE

Financial Statements (Unaudited)

As of and for the year ended December 31, 2021

The Bermuda Stock Exchange
Statement of Financial Condition (Unaudited)
December 31, 2021 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	1,450
Accounts receivable		164
Prepaid and other current assets		105
Total current assets		1,719
Fixed assets, net		1,823
Other assets		427
Total assets	$	3,969
Liabilities and member's equity		
Current liabilities:		
Accounts payable and other liabilities	$	648
Deferred transaction revenue		818
Total current liabilities		1,466
Due to Miami International Holdings, Inc.		609
Total liabilities		2,075
Equity:		
Share capital and contributed surplus		3,981
Deficit		(2,087)
Total equity		1,894
Total liabilities and equity	$	3,969

The Bermuda Stock Exchange
Statement of Income (Unaudited)
December 31, 2021 (dollars in thousands)

Revenues:		
Transaction fees	$	270
Access fees		130
Market data fees		107
Other revenue		2,036
Total revenues		2,543
Operating expenses:		
Compensation and benefits		1,257
Information technology and communication costs		219
Depreciation and amortization		15
Occupancy costs		481
Professional fees and outside services		351
Marketing and business development		56
General, administrative, and other		176
Total operating expense		2,555
Operating loss		(12)
Non-operating income:		
Interest income		3
Net loss	$	(9)

M402 HOLDINGS, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2021

M402 Holdings, LLC
Statement of Financial Condition (Unaudited)
December 31, 2021 (dollars in thousands)

Assets		
Investment in subsidiaries	$	121,320
Total assets	$	121,320
Liabilities and member's equity		
Member's equity		
Contribution from parent		121,320
Total member's equity		121,320
Total liabilities and member's equity	$	121,320

There is no income statement activity during the year ended December 31, 2021. Hence the Statement of Income is not presented

MINNEAPOLIS GRAIN EXCHANGE, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2021

Minneapolis Grain Exchange, LLC
Statement of Financial Condition (Unaudited)
December 31, 2021 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	11,966
Accounts receivable		662
Restricted cash		6,000
Margin and security deposit		75,261
Other current assets		406
Total current assets		94,295
Fixed assets, net		18,469
Other assets		241
Total assets	$	113,005
Liabilities and member's equity		
Current liabilities:		
Accounts payable and other liabilities	$	2,107
Margin and security deposit		75,261
Total current liabilities		77,368
Due to Miami International Holdings, Inc.		6
Total liabilities		77,374
Member's Equity		
Total member's equity		35,631
Total liabilities and member's equity	$	113,005

Minneapolis Grain Exchange, LLC
Statement of Income (Unaudited)
December 31, 2021 (dollars in thousands)

Revenues:	
Transaction fees	$ 9,302
Market data fees	2,416
Other revenue	5,451
Total revenues	17,169
Cost of Revenue:	
Transaction rebates	839
Brokerage, clearing, and exchange fees	905
Total cost of revenue	1,744
Revenues less cost of revenues	15,425
Operating expenses:	
Compensation and benefits	5,365
Information technology and communication costs	609
Depreciation and amortization	1,825
Occupancy costs	1,678
Professional fees and outside services	406
Marketing and business development	61
General, administrative, and other	1,746
Total operating expense	11,690
Operating income	3,735
Non-operating income:	
Interest expense	91
Income before income tax provision	3,644
Income tax expense	(1,610)
Net profit	$ 2,033

COVEXITYSHARES, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2021

CONVEXITYSHARES, LLC
Statement of Financial Condition (Unaudited)
December 31, 2021 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	250
Total current assets		250
Total assets	$	250
Liabilities and Member's Deficit		
Current liabilities:		
Accounts payable and other liabilities	$	8
Total current liabilities		8
Total liabilities		8
Member's equity		
Member's contribution		551
Accumulated losses		(309)
Total member's deficit		242
Total liabilities and member's deficit	$	250

CONVEXITYSHARES, LLC
Statement of Income (Unaudited)
December 31, 2021

Revenue	$	-
Total revenues		-
Cost of revenues		-
Total cost of revenues		-
Revenues less cost of revenues		-
Operating expenses:		
Information technology and communication costs		6
Professional fees and outside services		298
General, administrative, and other		5
Total operating expenses		309
Non-operating expense		-
Net loss	$	(309)

MIAX PEARL, LLC

Financial Statements

As of and for the year ended December 31, 2021

(with Independent Auditors' Report Thereon)

MIAX PEARL, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors
MIAX Pearl, LLC:

Opinion

We have audited the financial statements of MIAX Pearl, LLC (the Company), which comprise the statement of financial condition as of December 31, 2021, and the related statements of income and changes in member's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 24, 2022

MIAX PEARL, LLC
Statement of Financial Condition
December 31, 2021 (dollars in thousands)

Assets		
Current assets:		
Cash	$	23,389
Accounts receivable		16,289
Other current assets		237
Total current assets		39,915
Notes receivable, net		8,108
Other assets		1,315
Total assets	$	49,338
Liabilities and Member's Deficit		
Current liabilities:		
Accounts payable and other liabilities	$	13,523
Total current liabilities		13,523
Due to Miami International Holdings, Inc.		110,779
Deferred transaction revenue		4,036
Total liabilities		128,338
Commitments and contingencies		-
Member's deficit		
Accumulated losses		(79,000)
Total member's deficit		(79,000)
Total liabilities and member's deficit	$	49,338

See accompanying notes to financial statements.

MIAX PEARL, LLC
Statement of Income and Changes in Member's Deficit
Year ended December 31, 2021 (dollars in thousands)

Revenues:	
Transaction fees	$ 280,326
Access fees	17,144
Market data fees	12,484
Other revenue	105
Total revenues	310,059
Cost of revenues:	
Transaction rebates	246,620
Brokerage and exchange fees	2,299
Section 31 fees	6,966
Equity rights programs	2,668
Other	1,002
Total cost of revenues	259,555
Revenues less cost of revenues	50,504
Operating expenses:	
Compensation and benefits	19,672
Information technology and communication costs	17,448
Occupancy costs	1,189
Professional fees and outside services	4,581
Marketing and business development	986
General, administrative, and other	2,577
Total operating expenses	46,453
Operating income	4,051
Non-operating income:	
Interest income	38
Net profit	4,089
Member's deficit at beginning of year	(83,089)
Member's deficit at end of year	$ (79,000)

See accompanying notes to financial statements.

MIAX PEARL, LLC
Statement of Cash Flows
Year ended December 31, 2021 (dollars in thousands)

Cash flow from operating activities:		
Net profit	$	4,089
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Provision for notes receivable credit losses		1,566
Changes in operating assets and liabilities:		
Accounts receivable		(4,648)
Notes receivable		(6,265)
Other assets		1,279
Accounts payable and other liabilities		978
Deferred transaction revenue		(5,395)
Net cash used in operating activities		(8,396)
Cash flow from financing activities:		
Due to Miami International Holdings, Inc.		9,967
Net cash provided by financing activities		9,967
Increase in cash and cash equivalents		1,571
Cash and cash equivalents at beginning of year		21,818
Cash and cash equivalents at end of year	$	23,389

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MIAX PEARL, LLC (“PEARL” or the “Company”) is a wholly owned subsidiary of Miami International Holdings, Inc. (the “Parent” or “MIH”), and provides a marketplace for the trading of equity options and cash equities products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S generally accepted accounting principles (“GAAP”). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Change in accounting principles - Consolidated Audit Trail ("CAT")

On January 1, 2021, the Company made a voluntary change to its accounting policy related to the treatment of promissory notes issued to the Company by CAT NMS LLC and CAT LLC to fund the ongoing development of CAT as detailed in Note 3 - Notes Receivable, net. Prior to adopting the new policy, the Company had fully expensed these promissory notes upon purchase. Under the new policy adopted during 2021 and applied retroactively to prior periods, the Company is expensing approximately 25% of the CAT notes based upon the expected amount recoverable, subject to SEC approval of industry fee model discussed in Note 3. The change in accounting policy resulted in a $4.7 million increase to net profit and a $3.4 million decrease to opening member's deficit for the year ended December 31, 2021.

Change in accounting estimate - Allocation of certain assets and liabilities held at the Parent

A change in accounting estimate was made during 2021 related to the allocation of assets and liabilities amongst the Parent and its wholly owned subsidiaries. Historically, assets and liabilities held at the Parent, were allocated to the Parent's wholly owned subsidiaries based on management’s estimate of the usage of the specific asset or the estimated benefits received by the Company. During 2021, a legal entity approach was adopted wherein assets and liabilities were presented on the statement of financial conditions of the entity that has the legal right or obligation to the asset and liability. Therefore, for the year ended December 31, 2021, fixed assets, internally developed software, debt obligations and certain accrued liabilities, which are held at the Parent, were not allocated to the Company and as such not presented on the statement of financial conditions. This change in accounting estimate was accounted for prospectively beginning January 1, 2021 and there was no impact to the statement of income and member's deficit.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2021.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC") and the National Securities Clearing Corporation ("NSCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable.

Due to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in payables due to Miami International Holdings, Inc. See Note 5 ("Related Party Transactions") for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX") and MIAX Emerald, LLC ("Emerald"). The Company's allocated portion of cost are included in the accompanying statements of income and member's deficit. The Company considers changes in Due to Miami International Holdings Inc., to be financing activity for purposes of the statements of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction services: Transaction services represent the customer's right to be matched on the exchange with a corresponding buyer or seller and to have the transaction executed. Fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by the exchange platforms. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as transaction rebates, which are classified within cost of revenue in the accompanying statement of income and changes in member's deficit. In the event that a member firm prepays for transaction fees, revenue is recognized as transaction fees are incurred.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee (“ORF”) and Section 31 fees. ORF is in place to fund the Company’s regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company’s securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's deficit.

Access fees: Access fees include allowing the customer to connect its network to one of the Company’s exchanges for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company’s participation in U.S. Tape Plans. Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange’s market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the Transaction-based services section above, transaction rebates are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided. Additionally, the Company issues certain warrants to customers as part of its Equity Rights Programs detailed in Note 7. Under these programs, the Company records the fair value of the number of warrants that vest in a period as a cost of revenues. Customers vest in the warrants as and when they transact certain volumes of trades on the Company's exchanges which is considered a sales incentive offering that rewards customers solely in return for executing increased trading volumes with the Company.

Deferred revenue: As of December 31, 2021, the Company had deferred revenue representing prepaid transaction and non-transaction fees of $4.0 million related to the collection of prepaid fees from customers participating in the Equity Rights Program V program detailed in Note 7. Deferred revenue is amortized to income over the applicable future periods as fees are earned.

Income Taxes

The Company has elected to be treated as a disregarded LLC under the provisions of the Internal Revenue Code. All tax effects of Company's income and loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

3. NOTES RECEIVEBLE, NET

The notes receivable relate to the consolidated audit trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development of the CAT is ultimately expected to be provided by the Self-Regulated Organizations ("SROs"), which include the Company, and the industry members. The SROs have presented the SEC with a fee model for charging fees, wherein the industry members will be responsible for 75% of the CAT cost and the SROs would be responsible for remaining 25% of the CAT cost. The funding to date has been provided by the SROs in exchange for promissory notes, which are expected to be repaid once the industry model is approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs.

The allowance for notes receivable associated with CAT is estimated based on anticipated collections. The following represents the changes in notes receivable and the allowance for notes receivable for the year ended December 31, 2021 (in thousands):

Notes receivable, gross		
Balance at January 1, 2021	$	4,654
Additions		6,266
Balance at December 31, 2021		10,920
Allowance for notes receivable		
Balance at January 1, 2021		1,246
Additions		1,566
(Write-off) / recoveries		-
Balance at December 31, 2021		2,812
Notes receivable, net	$	8,108

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2021 (in thousands):

Transaction rebates payable	$	8,313
Section 31 fees payable		2,476
Accounts payable and others		2,734
Accounts payable and other liabilities	$	13,523

5. RELATED PARTY TRANSACTIONS

The Company's utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2021 (in thousands):

Compensation and benefits	$	19,672
Information technology and communication costs		17,448
Occupancy costs		1,189
Professional fees and outside services		2,519
Marketing and business development		986
General, administrative, and other		2,503
Total operating expenses	$	44,317

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent is invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the " PTAB Final Written Decisions"). On January 27, 2022 the PTAB granted authorization for Nasdaq to file Requests for the USPTO Director to Review the PTAB's Final Written Decisions, which invalidated the patents asserted against MIAX in litigation ("Review Requests"). On February 28, 2022, Nasdaq filed the Review Requests with the USPTO Director. On June 7, 2022, the PTAB Director denied Nasdaq's Review Requests of the PTAB Final Written Decisions. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court. MIH's Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. MIH intends to defend its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial conditions, the statement of income or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. EQUITY

PEARL is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. PEARL has not made any distributions for the period from February 11, 2016 (inception) through December 31, 2021.

Equity Rights Offering V ("ERP V")

MIH launched its first Equity Rights Program ("ERP") in September 2013 and subsequently introduced four additional ERPs between February 2015 and September 2020. Each ERP included a certain number of units allowing the Company's customers to obtain common stock warrants in return for a prepaid fee, which is applied to future purchases by the customer of the Company's services. The customer vests in the common stock warrants in tranches over designated time periods based on certain performance criteria, which generally require the customer to execute qualifying trades on the Company's exchanges in an amount equal to a specified fixed percentage of the average daily volume of trades on the applicable exchange.

On September 11, 2020, the Parent closed a fifth equity rights offering with nine firms for 22 L-Units providing for the issuance of warrants to purchase a total of 9,507,586 shares of common stock, representing 432,163 shares per L-Unit. The L-Warrants vest over a 42 month period provided that the participant met the specific performance criteria, which required the participants trade an agreed-upon number of equities contracts, subject to certain exceptions, on PEARL on a daily basis over a specified number of months. In the event of a Qualified Public Offering, merger or other liquidating event, it will result in the immediate vesting of all unvested warrants that remain eligible to vest with the L-Unit participant. The warrants expire earliest from (i) September 11, 2027, (ii) or the two year anniversary of a Qualified Public Offering, (iii) or a merger or sale of the Parent. Upon closing, the Company collected $22 million of prepaid fees from participating member firms. The Company amortized $7.3 million of prepaid fees during the year ended December 31, 2021, leaving an unamortized balance of $4.0 million as of December 31, 2021 which is included in deferred transaction revenue in the Company's statement of financial condition.

The shares of common stock and warrants issued under ERP V are classified as equity instruments on the Parent's consolidated balance sheets. The ERP Awards are determined to be consideration payable to a customer and recorded as cost of revenue on the Company's statement of income and changes in member's deficit, based on the grant date fair value of the awards.

8. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 24, 2022, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-68957
CRD #: 159041

AMS DERIVATIVES B.V.

Strawinskylaan 3095
Amsterdam, 1077ZX
Netherlands
Tele #:

Approval Date: 10/26/2018
Membership Activities:
Registered Market Maker & Order Entry
International Tele # +31 020 708 7000

SEC #: 8-69890
CRD #: 286507

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8-23522
CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

CUTLER GROUP, LP

Approval Date: 2/6/2017 | SEC #: 8-42415
101 Montgomery Street, Ste. 700 | CRD #: 31730
San Francisco CA 94104
Membership Activities: Registered Market Maker & Order Entry
Tele #: (415) 293-3956
International Tele #

DASH FINANCIAL TECHNOLOGIES LLC

Approval Date: 2/6/2017 | SEC #: 8-52503
311 S. Wacker Drive, Ste. 1000 | CRD #: 104031
Chicago IL 60606
Membership Activities: Order Entry & Clearance
Tele #: (312) 986-2006
International Tele #

DRW SECURITIES, L.L.C.

Approval Date: 11/14/2017 | SEC #: 8-51241
540 West Madison, Ste. 2500 | CRD #: 45908
Chicago IL 60661
Membership Activities: Order Entry
Tele #: (312) 542-1000
International Tele #

GLOBAL EXECUTION BROKERS, LP

Approval Date: 2/6/2017 | SEC #: 8-65878
401 City Avenue, Ste. 200 | CRD #: 126407
Bala Cynwyd PA 19004
Membership Activities: Order Entry
Tele #: (610) 617-2600
International Tele #

GOLDMAN SACHS & CO. LLC

Approval Date: 2/6/2017 | SEC #: 8-129
200 West Street | CRD #: 361
New York NY 10282
Membership Activities: Order Entry & Clearance
Tele #: (212) 902-1000
International Tele #

GROUP ONE TRADING LP

Approval Date: 2/6/2017 | SEC #: 8-47762
425 S. Financial Place - Ste. 3400 | CRD #: 37484
Chicago IL 60605
Membership Activities: Order Entry
Tele #: (312) 347-8864
International Tele #

GTS SECURITIES LLC

Approval Date: 2/25/2020 | SEC #: 8-68126
545 Madison Avenue, 15th Fl. | CRD #: 149224
New York NY 10022
Membership Activities: Registered Market Maker & Order Entry
Tele #: (212) 715-2830
International Tele #

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
Approval Date: 4/5/2017 | SEC #: 8-68430
3 World Trade Center | CRD #: 152144
New York NY 10007
Membership Activities: Order Entry
Tele #: (212) 293-1444
International Tele #

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

Approval Date: 2/6/2017 | SEC #: 8-52600
233 South Wacker Drive, Ste. 4300 | CRD #: 104143
Chicago IL 60606
Membership Activities: Registered Market Maker
Tele #: (312) 244-3300
International Tele #

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018
Membership Activities:
Order Entry
International Tele #

SEC #: 8-66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 2/11/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-52989
CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago IL 60603
Tele #: (312) 334-8000

Approval Date: 2/6/2017
Membership Activities:
Order Entry
International Tele #

SEC #: 8-48255
CRD #: 38455

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036
Tele #: (646) 743-1295

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-66083
CRD #: 128030

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 10/1/2019
Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-68193
CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-47484
CRD #: 36848

Total BD Firms 41

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

ARCHIPELAGO SECURITIES LLC

353 North Clark Street, Ste. 3200
Chicago IL 60654
Tele #: (312) 836-6700

Approval Date: 9/25/2020
Membership Activities:
Clearance & Routing Broker
International Tele #

SEC #: 8-52140
CRD #: 102500

ATM EXECUTION LLC

599 Lexington Avenue
New York NY 10022
Tele #: (646) 562-1010

Approval Date: 10/12/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65509
CRD #: 122529

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 12/7/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-32682
CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 9/25/2020
Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 9/25/2020
Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York NY 10006
Tele #: (646) 738-4066

Approval Date: 12/10/2021
Membership Activities:
Clearance
International Tele #

SEC #: 8-69972
CRD #: 288933

COWEN AND COMPANY, LLC

599 Lexington Avenue -20tih Fl.
New York NY 10022
Tele #: (646) 562-1010

Approval Date: 10/12/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22522
CRD #: 7616

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-51241
CRD #: 45908

ELECTRONIC TRANSACTION CLEARING, INC.

660 South Figueroa Street - Suite 1450
Los Angeles CA 90017
Tele #: (213) 402-1570

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8-67790
CRD #: 146122

FIS BROKERAGE & SECURITIES SERVICES LLC

2100 Enterprise Avenue
Geneva IL 60134
Tele #: (630) 482-7100

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52614
CRD #: 104162

G1 EXECUTION SERVICES, LLC

175 W. Jackson Blvd. - Ste. 1700
Chicago IL 60604
Tele #: (312) 362-0404

Approval Date: 9/25/2020
Membership Activities:
Equities Market Maker
International Tele #

SEC #: 8-53174
CRD #: 111528

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.
New York NY 10022
Tele #: (212) 715-2830

Approval Date: 3/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68126
CRD #: 149224

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-68430
CRD #: 152144

IEX SERVICES LLC

3 World Trade Center
175 Greenwich Street - 58th Floor
New York NY 10007
Tele #:

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-69280
CRD #: 167872

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

JANE STREET EXECUTION SERVICES, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 12/30/2021
Membership Activities:
Order Entry
International Tele #

SEC #: 8-69254
CRD #: 167280

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52989
CRD #: 106124

LATOUR TRADING LLC

148 Lafayette Street - 10th Fl.
New York NY 10013
Tele #: (917) 388-8000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68304
CRD #: 150887

LIME CAPITAL CORP.

1 Penn Plaza - 16th Floor
New York NY 10119
Tele #: (646) 346-1000

Approval Date: 2/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8-27061
CRD #: 11826

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036
Tele #: (646) 743-1295

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

NASDAQ EXECUTION SERVICES, LLC

FMC Tower, Level 8
2929 Walnut Street
Philadelphia PA 19104
Tele #: (215) 496-5000

Approval Date: 9/25/2020
Membership Activities:
Exchange Broker Dealer
International Tele #

SEC #: 8-37329
CRD #: 7270

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor
Chicago IL 60602
Tele #: (312) 260-3052

Approval Date: 10/1/2021
Membership Activities:
Order Entry
International Tele #

SEC #: 8-67867
CRD #: 146991

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

PUNDION LLC

230 Park Avenue, 3rd Floor
New York NY 10169
Tele #: (718) 618-4929

Approval Date: 5/24/2021
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-68784
CRD #: 156169

QUANTLAB BROKERAGE, LLC

3 Greenway Plaza - Suite 200
Houston TX 77046
Tele #: (713) 400-5440

Approval Date: 11/12/2021
Membership Activities:
Order Entry
International Tele #

SEC #: 8-70274
CRD #: 299468

RBC CAPITAL MARKETS LLC

9th Floor
200 Vesey Street
New York NY 10281
Tele #: (212) 858-6008

Approval Date: 9/28/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-45411
CRD #: 31194

SANFORD C. BERNSTEIN & CO., LLC

1345 Avenue of the Americas
New York NY 10105
Tele #: (212) 969-1000

Approval Date: 10/12/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52942
CRD #: 104474

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/25/2020
Membership Activities:
Equities Market Maker
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-47034
CRD #: 35874

TRC MARKETS LLC

710 Johnnie Dodds Blvd. - Ste. 300
Mt. Pleasant SC 29464
Tele #: (917) 388-8644

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-69454
CRD #: 171272

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-68193
CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 1/5/2022
Membership Activities:
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 1/12/2021
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65336
CRD #: 120719

Total BD Firms 47

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
AGILENT TECHNOLOGIES INC.	A	Equity
ALCOA Corporation	AA	Equity
Arlington Asset Investment Corporation	AAIC	Equity
AMERICAN AIRLINES GROUP INC.	AAL	Equity
Aarons Holdings Company, Inc.	AAN	Equity
APPLIED OPTOELECTRONICS, INC.	AAOI	Equity
AAON INC	AAON	Equity
ADVANCE AUTO PARTS INC.	AAP	Equity
APPLE INC.	AAPL	Equity
Atlas Air Worldwide Holdings, Inc.	AAWW	Equity
iShares MSCI All Country Asia ex Japan ETF	AAXJ	ETF
AllianceBernstein Holding L.P.	AB	Equity
ABB LTD-SPON ADR	ABB	Equity
ABBVIE INC.	ABBV	Equity
AMERISOURCEBERGEN, CORP.	ABC	Equity
Ameris Bancorp	ABCB	Equity
ABCELLERA BIOLOGICS, INC.	ABCL	Equity
Abeona Therapeutics Inc.	ABEO	Equity
AMBEV S.A.	ABEV	Equity
ASBURY AUTOMOTIVE GROUP INCCOM	ABG	Equity
ARCA BIOPHARMA, INC.	ABIO	Equity
ABM INDUSTRIES INCORPORATED	ABM	Equity
ABIOMED INC	ABMD	Equity
Airbnb, Inc.	ABNB	Equity
Arbor Realty Trust, Inc.	ABR	Equity
ABSCI CORPORATION	ABSI	Equity
ABSOLUTE SOFTWARE CORP	ABST	Equity
ABBOTT LABORATORIES	ABT	Equity
Arbutus Biopharma Corporation	ABUS	Equity
ACADIA PHARMACEUTICALS INC.	ACAD	Equity
Aurora Cannabis Inc.	ACB	Equity
AMERICAN CAMPUS COMMUNITIES , INC	ACC	Equity
ACCOLADE INC	ACCD	Equity
ACCO Brands Corp	ACCO	Equity
ACCEL ENTERTAINMENT, INC.	ACEL	Equity
ACER THERAPEUTICS INC.	ACER	Equity
ADICET BIO INC	ACET	Equity
ACE CONVERGENCE ACQUISITION CORP	ACEV	Equity
ARCH CAPITAL GROUP Ltd	ACGL	Equity
Aluminum Corporation of China Limited	ACH	Equity
Acadia Healthcare Co Inc	ACHC	Equity
Archer Aviation Inc.	ACHR	Equity
ACHIEVE LIFE SCIENCES, INC.	ACHV	Equity
ALBERTSONS COMPANIES, INC.	ACI	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
AC IMMUNE SA	ACIU	Equity
ACI Worldwide, Inc.	ACIW	Equity
Axcelis Technologies Inc.	ACLS	Equity
Aecom Technology Corporation	ACM	Equity
ACM Research, Inc.	ACMR	Equity
ACCENTURE PLC	ACN	Equity
Acorda Therapeutics, Inc.	ACOR	Equity
ACRES Commercial Realty Corp.	ACR	Equity
Ares Commercial Real Estate Corporation	ACRE	Equity
Aclaris Therapeutics,Inc.	ACRS	Equity
AcelRx Pharmaceuticals Inc	ACRX	Equity
ACACIA RESEARCH CORPORATION	ACTG	Equity
ACV AUCTIONS INC	ACVA	Equity
iShares MSCI ACWI Index Fund	ACWI	ETF
Adaptimmune Therapeutics PLC	ADAP	Equity
ADOBE SYSTEMS INC.	ADBE	Equity
ADVANCED EMISSIONS SOLUTIONS, INC.	ADES	Equity
ADAGIO THERAPEUTICS, INC.	ADGI	Equity
ANALOG DEVICES INC	ADI	Equity
ADIAL PHARMACEUTICALS, INC	ADIL	Equity
ARCHER DANIELS MIDLAND COMPANY	ADM	Equity
ADMA Biologics Inc	ADMA	Equity
Adamis Pharmaceuticals Corporation	ADMP	Equity
Advent Technologies Holdings, Inc.	ADN	Equity
Adient plc	ADNT	Equity
AUTOMATIC DATA PROCESSINGINC	ADP	Equity
Adaptive Biotechnologies Corp	ADPT	Equity
AUTODESK, INC.	ADSK	Equity
ADT Inc.	ADT	Equity
ADTRAN, INC.	ADTN	Equity
ADITX THERAPEUTICS, INC.	ADTX	Equity
Addus HomeCare Corporation	ADUS	Equity
Advantage Solutions Inc.	ADV	Equity
Adverum Biotechnologies, Inc.	ADVM	Equity
AMEREN CORPORATION	AEE	Equity
AEGON N.V.	AEG	Equity
AEHR TEST SYSTEMS	AEHR	Equity
Advanced Energy Industries, Inc.	AEIS	Equity
AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY	AEL	Equity
AGNICO-EAGLE MINES LTD.	AEM	Equity
AETHLON MEDICAL, INC.	AEMD	Equity
AMERICAN EAGLE OUTFITTERS, INC.	AEO	Equity
AMERICAN ELECTRIC POWER COMPANY, INC.	AEP	Equity
AerCap Holdings NV	AER	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Aerie Pharmaceuticals, Inc.	AERI	Equity
AES CORP.	AES	Equity
Aeva Technologies, Inc.	AEVA	Equity
AMERICAN FINANCIAL GROUP	AFG	Equity
ACUTUS MEDICAL INC	AFIB	Equity
AFLAC INC.	AFL	Equity
Affimed N.V.	AFMD	Equity
AFFIRM HOLDINGS, INC.	AFRM	Equity
CSOP FTSE China A50 ETF	AFTY	ETF
First Majestic Silver Corp	AG	Equity
ALTIMETER GROWTH CORP	AGCB	Equity
AGCO CORPORATION	AGCO	Equity
Agenus Inc.	AGEN	Equity
AGRIFY CORP.	AGFY	Equity
iShares Core U.S. Aggregate Bond ETF	AGG	ETF
ALAMOS GOLD INC	AGI	Equity
Agios Pharmaceuticals Inc	AGIO	Equity
AGILON HEALTH INC	AGL	Equity
Federal Agricultural Mortgage Corp. (Cl C)	AGM	Equity
AGNC Investment Corp.	AGNC	Equity
ASSURED GUARANTY LTD.	AGO	Equity
PROSHARES ULTRA SILVER	AGQ	ETF
AdecoAgro S.A.	AGRO	Equity
PLAYAGS INC	AGS	Equity
Applied Genetic Technologies Corp	AGTC	Equity
Argan Inc	AGX	Equity
ADAPTHEALTH CORP.	AHCO	Equity
Armada Hoffler Properties, Inc.	AHH	Equity
Ashford Hospitality Trust, Inc.	AHT	Equity
C3.ai, Inc.	AI	Equity
AMERICAN INTERNATIONAL GROUP, INC.	AIG	Equity
Apollo Investment Corporation	AINV	Equity
AAR Corp.	AIR	Equity
APARTMENT INCOME REIT CORP	AIRC	Equity
Airgain Inc	AIRG	Equity
Apartment Investment and Management Company	AIV	Equity
Assurant Inc.	AIZ	Equity
ARTHUR J. GALLAGHER & CO.	AJG	Equity
Aerojet Rocketdyne Holdings, Inc.	AJRD	Equity
AKAMAI TECHNOLOGIES, INC.	AKAM	Equity
Akebia Therapeutics, Inc.	AKBA	Equity
AKERO THERAPEUTICS, INC.	AKRO	Equity
AKOUSTIS TECHNOLOGIES, INC	AKTS	Equity
AKOUOS INC	AKUS	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Air Lease Corp	AL	Equity
Albemarle Corporation	ALB	Equity
Albireo Pharma, Inc	ALBO	Equity
ALCON INC	ALC	Equity
ALDEYRA THERAPEUTICS, INC.	ALDX	Equity
ALECTOR INC.	ALEC	Equity
ALLEGRO MICROSYSTEMS, INC.	ALGM	Equity
ALIGN TECHNOLOGY INC.	ALGN	Equity
Allegiant Travel Company	ALGT	Equity
Alight, Inc.	ALIT	Equity
ALASKA AIR GROUP INC	ALK	Equity
ALKERMES PLC	ALKS	Equity
THE ALLSTATE CORPORATION	ALL	Equity
ALLEGION PLC	ALLE	Equity
Allakos Inc	ALLK	Equity
Allogene Therapeutics, Inc.	ALLO	Equity
Allot Communications Ltd	ALLT	Equity
ALLY FINANCIAL INC.	ALLY	Equity
ALNYLAM PHARMACEUTICALS INC	ALNY	Equity
ALPINE IMMUNE SCIENCES, INC.	ALPN	Equity
ALPINE 4 HOLDINGS, INC.	ALPP	Equity
Alarm.Com Holdings, Inc.	ALRM	Equity
Allison Transmission Holdings, Inc.	ALSN	Equity
Altimmune, Inc.	ALT	Equity
Alto Ingredients, Inc.	ALTO	Equity
ALTITUDE ACQUISITION CORP.	ALTU	Equity
Autoliv, Inc	ALV	Equity
ALLOVIR INC	ALVR	Equity
ALX ONCOLOGY HOLDINGS INC	ALXO	Equity
Antero Midstream Partners LP	AM	Equity
APPLIED MATERIALS, INC.	AMAT	Equity
AMBARELLA, INC.	AMBA	Equity
AMBAC FINANCIAL GROUP, INC.	AMBC	Equity
Ardagh Metal Packaging S.A.	AMBP	Equity
AMC ENTERTAINMENT HOLDINGS, INC.	AMC	Equity
AMCOR PLC	AMCR	Equity
AMC Networks Inc.	AMCX	Equity
ADVANCED MICRO DEVICES, INC.	AMD	Equity
AMETEK, INC.	AME	Equity
AMEDISYS INC	AMED	Equity
APOLLO MEDICAL HOLDINGS, INC.	AMEH	Equity
AFFILIATED MANAGERS GROUP INC	AMG	Equity
AMGEN INC.	AMGN	Equity
American Homes 4 Rent	AMH	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
JP Morgan Alerian MLP Index ETN	AMJ	ETF
AMKOR TECHNOLOGY, INC.	AMKR	Equity
Alerian MLP ETF	AMLP	ETF
AMYLYX PHARMACEUTICALS, INC.	AMLX	Equity
AMN Healthcare Services, Inc.	AMN	Equity
AMERIPRISE FINANCIAL INC	AMP	Equity
Ampio Pharmaceuticals Inc.	AMPE	Equity
Amphastar Pharmaceuticals, Inc.	AMPH	Equity
AMPLITUDE INC	AMPL	Equity
Altus Power, Inc.	AMPS	Equity
Amplify Energy Corporation	AMPY	Equity
Alpha Metallurgical Resources, Inc.	AMR	Equity
Ameresco, Inc.	AMRC	Equity
A-MARK PRECIOUS METALS, INC.	AMRK	Equity
AMARIN CORPORATION PLC	AMRN	Equity
Amyris, Inc.	AMRS	Equity
Amneal Pharmaceuticals, Inc.	AMRX	Equity
AMERICAN SUPERCONDUCTOR CORP	AMSC	Equity
American Software Inc	AMSWA	Equity
AMERICAN TOWER CL A	AMT	Equity
APPLIED MOLECULAR TRANSPORT	AMTI	Equity
AEMETIS, INC.	AMTX	Equity
American Woodmark Corp.	AMWD	Equity
AMERICAN WELL CORP	AMWL	Equity
America Movil S.A.B. de C.V.	AMX	Equity
AMRYT PHARMA PLC	AMYT	Equity
InfraCap MLP ETF	AMZA	ETF
AMAZON.COM INC.	AMZN	Equity
AUTONATION, INC	AN	Equity
AnaptysBio, Inc.	ANAB	Equity
The Andersons, Inc.	ANDE	Equity
Arista Networks Inc	ANET	Equity
ABERCROMBIE & FITCH COMPANY	ANF	Equity
Angie's List, Inc.	ANGI	Equity
AngioDynamcis, Inc.	ANGO	Equity
ANIKA THERAPEUTICS INC.	ANIK	Equity
ANI Pharmaceuticals, Inc.	ANIP	Equity
ANIXA BIOSCIENCES, INC.	ANIX	Equity
ANNEXON, INC.	ANNX	Equity
ANSYS, Inc.	ANSS	Equity
AirNet Technology Inc.	ANTE	Equity
ANTHEM, INC.	ANTM	Equity
SPHERE 3D CORP.	ANY	Equity
Aon plc	AON	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Artivion, Inc.	AORT	Equity
A.O. Smith Corporation	AOS	Equity
Alpha & Omega Semiconductor, Ltd.	AOSL	Equity
AMERICAN OUTDOOR BRANDS, INC.	AOUT	Equity
APACHE CORPORATION	APA	Equity
Artisan Partners Asset Management, Inc.	APAM	Equity
AIR PRODUCTS AND CHEMICALS,INC	APD	Equity
APPLIED DNA SCIENCES, INC.	APDN	Equity
American Public Education, Inc.	APEI	Equity
APOLLO ENDOSURGERY INC	APEN	Equity
API GROUP CORPORATION	APG	Equity
Amphenol Corporation	APH	Equity
AGORA, INC.	API	Equity
Apple Hospitality REIT, Inc.	APLE	Equity
Apellis Pharmaceuticals Inc	APLS	Equity
APPLIED THERAPEUTICS, INC.	APLT	Equity
Apollo Global Management LLC	APO	Equity
Apogee Enterprises, Inc.	APOG	Equity
APPLOVIN CORP	APP	Equity
AppHarvest, Inc.	APPH	Equity
Appian Corporation	APPN	Equity
Digital Turbine, Inc.	APPS	Equity
APREA THERAPEUTICS, INC.	APRE	Equity
Blue Apron Holdings, Inc.	APRN	Equity
ALPHA PRO TECH LTD.	APT	Equity
Aptose Biosciences Inc	APTO	Equity
Preferred Apartment Communities, Inc.	APTS	Equity
Aptiv PLC	APTV	Equity
APTINYX INC	APTX	Equity
AQUABOUNTY TECHNOLOGIES, INC	AQB	Equity
Aqua Metals, Inc.	AQMS	Equity
ALGONQUIN POWER & UTILITIES CORP	AQN	Equity
AQUESTIVE THERAPEUTICS, INC.	AQST	Equity
Evoqua Water Technologies Corp.	AQUA	Equity
ANTERO RESOURCES CORPORATION	AR	Equity
Aravive, Inc.	ARAV	Equity
Accuray Incorporated	ARAY	Equity
ARC Document Solutions, Inc.	ARC	Equity
ARCBEST CORPORATION	ARCB	Equity
Ares Capital Corporation	ARCC	Equity
ARCO PLATFORM LTD.	ARCE	Equity
Arch Coal, Inc.	ARCH	Equity
ARCOS DORADOS HOLDINGS INC. CLA	ARCO	Equity
Arcturus Therapeutics Holdings Inc.	ARCT	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
ARIDIS PHARMACEUTICALS, INC.	ARDS	Equity
Ardelyx, Inc.	ARDX	Equity
Alexandria Real Estate Equities, Inc.	ARE	Equity
AMERICAN RESOURCES CORP	AREC	Equity
Ares Management, L.P.	ARES	Equity
argenx SE	ARGX	Equity
Apollo Commercial Real Estate Finance, Inc.	ARI	Equity
ARK FINTECH INNOVATION	ARKF	ETF
ARK GENOMIC REVOLUTION ETF	ARKG	ETF
ARK Innovation ETF	ARKK	ETF
ARK AUTONOMOUS TECH & ROBOTICS	ARKQ	ETF
ARK Next Generation Internet ETF	ARKW	ETF
ARK SPACE EXPLORATION & INNOVATION ETF	ARKX	ETF
Arlo Technologies, Inc.	ARLO	Equity
ALLIANCE RESOURCE PARTNERS	ARLP	Equity
Aramark	ARMK	Equity
Arconic Inc.	ARNC	Equity
Archrock, Inc.	AROC	Equity
ARCUTIS BIOTHERAPEUTICS INC	ARQT	Equity
ARMOUR Residential REIT, Inc.	ARR	Equity
ARRY TECHNOLOGIES, INC.	ARRY	Equity
Arrival	ARVL	Equity
Arvinas,inc	ARVN	Equity
ARROW ELECTRONICS INC.	ARW	Equity
ARROWHEAD RESEARCH CORP.	ARWR	Equity
ASA Gold and Precious Metals Limited	ASA	Equity
Asana, Inc.	ASAN	Equity
ASSOCIATED BANC CORP	ASB	Equity
Ardmore Shipping Corporation	ASC	Equity
ASGN Inc.	ASGN	Equity
ASHLAND INC	ASH	Equity
Deutsche X-Trackers Harvest CSI 300 China A Shares ETF	ASHR	ETF
Deutsche X-trackers Harvest CSI 500 China A-Shares Small	ASHS	ETF
AdvanSix Inc.	ASIX	Equity
AERSALE CORPORATION	ASLE	Equity
ASLAN PHARMACEUTICALS LTD. ADR	ASLN	Equity
Assembly Biosciences, Inc.	ASMB	Equity
ASML HOLDING NV	ASML	Equity
Ascendis Pharma A/S	ASND	Equity
ACADEMY SPORTS & OUTDOOR INC	ASO	Equity
ASPEN AEROGELS, INC.	ASPN	Equity
Altisource Portfolio Solutions SA	ASPS	Equity
Assertio Therapeutics, Inc.	ASRT	Equity
ASTEC INDUSTRIES, INC	ASTE	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Astra Space, Inc	ASTR	Equity
AST SpaceMobile, Inc.	ASTS	Equity
Asure Software, Inc.	ASUR	Equity
ASE TECHNOLOGY HOLDING CO., LTD.	ASX	Equity
Asensus Surgical, Inc.	ASXC	Equity
Amtech Systems, Inc.	ASYS	Equity
ATAI LIFE SCIENCES N.V.	ATAI	Equity
ATOTECH LIMITED	ATC	Equity
Atlas Corporation	ATCO	Equity
ATLAS TECHNICAL CONSULTANTS, INC.	ATCX	Equity
ALPHATEC HOLDINGS INC	ATEC	Equity
A10 Networks, Inc.	ATEN	Equity
Aterian, Inc.	ATER	Equity
Anterix Inc	ATEX	Equity
Adtalem Global Education Inc.	ATGE	Equity
ATHIRA PHARMA, INC.	ATHA	Equity
Autohome Inc (ADR)	ATHM	Equity
ATHERSYS, INC.	ATHX	Equity
Allegheny Technologies, Inc.	ATI	Equity
ATI Physical Therapy, Inc	ATIP	Equity
Atkore International Group, Inc	ATKR	Equity
180 LIFE SCIENCES CORP.	ATNF	Equity
Actinium Pharmaceuticals, Inc.	ATNM	Equity
Athenex, Inc.	ATNX	Equity
Atmos Energy Corp	ATO	Equity
ATOMERA INCORPORATED	ATOM	Equity
Atossa Therapeutics, Inc.	ATOS	Equity
AptarGroup, Inc.	ATR	Equity
Atara Biotherapeutics, Inc.	ATRA	Equity
AtriCure Inc	ATRC	Equity
Air Transport Services Group Inc.	ATSG	Equity
Altice USA, Inc.	ATUS	Equity
ACTIVISION BLIZZARD, INC.	ATVI	Equity
Astria Therapeutics, Inc.	ATXS	Equity
ACUITYADS HOLDINGS INC	ATY	Equity
ANGLOGOLD ASHANTI LTD.	AU	Equity
Audacy, Inc.	AUD	Equity
AUDIOCODES LTD.	AUDC	Equity
Aurinia Pharmaceuticals Inc.	AUPH	Equity
Aurora Innovation, Inc.	AUR	Equity
AUSTERLITZ ACQUISITION CORP. I	AUS	Equity
AUTOLUS THERAPEUTICS PLC	AUTL	Equity
AutoWeb, Inc.	AUTO	Equity
YAMANA GOLD, INC.	AUY	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
AVEANNA HEALTHCARE HOLDINGS	AVAH	Equity
AVANTI ACQUISITION CORP	AVAN	Equity
Aerovironment Inc	AVAV	Equity
AVALONBAY COMMUNITIES INC	AVB	Equity
AMERICAN VIRTUAL CLOUD TECHNOLOGIES INC	AVCT	Equity
American Vanguard Corp.	AVD	Equity
Avadel Pharmaceuticals plc	AVDL	Equity
AVIDXCHANGE HOLDINGS INC	AVDX	Equity
AVEO Pharmaceuticals, Inc.	AVEO	Equity
Broadcom Inc.	AVGO	Equity
AVID TECHNOLOGY,INC	AVID	Equity
ATE PHARMACEUTICAL INC.	AVIR	Equity
Avalara, Inc.	AVLR	Equity
Avanos Medical, Inc.	AVNS	Equity
Avient Corporation	AVNT	Equity
AVIAT NETWORKS INC	AVNW	Equity
AvePoint, Inc	AVPT	Equity
AVROBIO INC	AVRO	Equity
AVNET INC	AVT	Equity
Avantor, Inc.	AVTR	Equity
Avalo Therapeutics, Inc.	AVTX	Equity
Anavex Life Sciences Corp.	AVXL	Equity
AVERY DENNISON CORP.	AVY	Equity
Avaya Holdings Corp.	AVYA	Equity
ETFMG TRAVEL TECH ETF	AWAY	ETF
Aspira Women's Health Inc.	AWH	Equity
Armstrong World Industries, Inc.	AWI	Equity
American Water Works Co., Inc.	AWK	Equity
Aware Inc	AWRE	Equity
Axos Financial, Inc.	AX	Equity
ACCELERATE DIAGNOSTICS, INC.	AXDX	Equity
AxoGen, Inc.	AXGN	Equity
AMERICAN AXLE & MFG. HLDNGS	AXL	Equity
AXCELLA HEALTH, INC.	AXLA	Equity
Axonics Modulation Technologies Inc	AXNX	Equity
Axon Enterprise, Inc	AXON	Equity
AMERICAN EXPRESS COMPANY	AXP	Equity
AXIS CAPITAL HOLDINGS LIMITED	AXS	Equity
Axsome Therapeutics, Inc.	AXSM	Equity
Axalta Coating Systems Ltd.	AXTA	Equity
AXT, Inc.	AXTI	Equity
Alexco Resource Corporation	AXU	Equity
Atlantica Yield plc	AY	Equity
Acuity Brands, Inc.	AYI	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
AYRO, INC.	AYRO	Equity
AYTU BIOSCIENCE INC	AYTU	Equity
Alteryx, Inc.	AYX	Equity
AZEK COMPANY INC	AZEK	Equity
ASTRAZENECA	AZN	Equity
AUTOZONE, INC.	AZO	Equity
AZURE POWER GLOBAL LTD.	AZRE	Equity
Azenta, Inc	AZTA	Equity
Azul S.A.	AZUL	Equity
AZZ Incorporated	AZZ	Equity
THE BOEING COMPANY	BA	Equity
ALIBABA GROUP HOLDING LTD	BABA	Equity
BANK OF AMERICA CORPORATION	BAC	Equity
Booz Allen Hamilton Holding Corporation	BAH	Equity
Ball Corporation	BALL	Equity
Bally's Corporation	BALY	Equity
Brookfield Asset Management Inc	BAM	Equity
Banc of California, Inc.	BANC	Equity
BANDWIDTH, INC	BAND	Equity
Credicorp Ltd.	BAP	Equity
The Original BARK Company	BARK	Equity
Liberty Media Corporation (Series C) Liberty Brave	BATRK	Equity
BAXTER INTERNATIONAL INC.	BAX	Equity
Blackberry Limited	BB	Equity
BigBear.ai Holdings, Inc.	BBAI	Equity
BBVA Banco Frances S.A	BBAR	Equity
BED BATH & BEYOND INC.	BBBY	Equity
BANCO BRADESCO S.A.	BBD	Equity
Barings BDC, Inc.	BBDC	Equity
Market Vectors Biotech ETF	BBH	ETF
VINCO VENTURES, INC.	BBIG	Equity
BridgeBio Pharma Inc	BBIO	Equity
Barrett Business Services Inc.	BBSI	Equity
BANCO BILBAO VIZCAYA	BBVA	Equity
Build-A-Bear Workshop, Inc	BBW	Equity
Bath & Body Works, Inc.	BBWI	Equity
BEST BUY COMPANY, INC.	BBY	Equity
BRUNSWICK CORP	BC	Equity
BIOATLA, INC.	BCAB	Equity
Boise Cascade Company	BCC	Equity
BIOCARDIA, INC	BCDA	Equity
BCE INC	BCE	Equity
ATRECA, INC.	BCEL	Equity
Brainstorm Cell Therapeutics Inc.	BCLI	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
THE BRINK'S COMPANY	BCO	Equity
Blucora, Inc.	BCOR	Equity
Brightcove Inc	BCOV	Equity
Balchem Corporation	BCPC	Equity
BIOCRYST PHARMACEUTICAS INC	BCRX	Equity
BARCLAYS PLC	BCS	Equity
BAIN CAPITAL SPECIALTY FINANCE, INC.	BCSF	Equity
BRIACELL THERAPEUTICS CORP	BCTX	Equity
BICYCLE THERAPEUTICS PLC	BCYC	Equity
Belden Inc.	BDC	Equity
Brandywine Realty Trust	BDN	Equity
BREAKWAVE DRY BULK SHIPPING ETF	BDRY	ETF
Black Diamond Therapeutics, Inc.	BDTX	Equity
BECTON, DICKINSON AND CO	BDX	Equity
Bloom Energy Corporation	BE	Equity
BEAM THERAPEUTICS, INC.	BEAM	Equity
BEACON ROOFING SUPPLY, INC	BECN	Equity
BEAM GLOBAL	BEEM	Equity
E Holdings Inc	BEKE	Equity
FRANKLIN RESOURCES INC.	BEN	Equity
BENESSERE CAPITAL ACQUISITION CORP	BENE	Equity
BROOKFIELD RENEWABLE PARTNERS LP	BEP	Equity
BROOKFIELD RENEWABLE CORPORATION	BEPC	Equity
Berry Plastics Group Inc.	BERY	Equity
BEST Inc.	BEST	Equity
Roundhill Sports Betting & iGaming ETF	BETZ	Equity
Bright Horizons Family Solutions Inc	BFAM	Equity
Brown Forman Corporation Cl. B (150 shrs)	BFB	Equity
Bread Financial Holdings, Inc.	BFH	Equity
BURGERFI INTERNATIONAL, INC.	BFI	Equity
Butterfly Network, Inc.	BFLY	Equity
BUNGE LIMITED	BG	Equity
BGC Partners Inc	BGCP	Equity
Big 5 Sporting Goods Corp.	BGFV	Equity
BeiGene, Ltd.	BGNE	Equity
Berkshire Grey, Inc	BGRY	Equity
B&G Foods Inc.	BGS	Equity
Bausch Health Companies Inc.	BHC	Equity
Brighthouse Financial, Inc.	BHF	Equity
BRIGHT HEALTH GROUP	BHG	Equity
Benson Hill, Inc.	BHIL	Equity
Berkshire Hills Bancorp Inc	BHLB	Equity
BHP BILLITON LIMITED	BHP	Equity
Braemar Hotels & Resorts Inc.	BHR	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Biohaven Pharmaceutical Holding Company Ltd.	BHVN	Equity
PROSHARES ULTRA NASDAQ BIOTECHNOLOGY	BIB	ETF
BAIDU, INC.	BIDU	Equity
BIG LOTS INC.	BIG	Equity
BigCommerce Holdings, Inc.	BIGC	Equity
BIOGEN IDEC INC.	BIIB	Equity
SPDR Bloomberg Barclays 1-3 Month T-Bill ETF	BIL	ETF
Bilibili Inc.	BILI	Equity
Bill.com Holdings Inc	BILL	Equity
Bio-Rad Laboratories, Inc.	BIO	Equity
BIOCEPT INC	BIOC	Equity
Biora Therapeutics, Inc.	BIOR	Equity
BIOCERES CROP SOLUTIONS CORP.	BIOX	Equity
Brookfield Infrastructure Partners L.P.	BIP	Equity
ALLBIRDS, INC.	BIRD	Equity
PROSHARES ULTRASHORT NASDAQ BIOTECH	BIS	ETF
BITFARMS LTD.	BITF	Equity
ProShares Bitcoin Strategy ETF	BITO	ETF
BITWISE CRYPTO INDUSTRY INNOVATORS ETF	BITQ	ETF
BJ's Warehouse Holdings, Inc.	BJ	Equity
BJ S RESTAURANTS INC	BJRI	Equity
THE BANK OF NEW YORK MELLON CORPORATION	BK	Equity
Brookdale Senior Living Inc	BKD	Equity
The Buckle, Inc.	BKE	Equity
Blueknight Energy Partners, L.P.	BKEP	Equity
iShares MSCI BRIC ETF	BKF	Equity
BLACK HILLS CORPORATION	BKH	Equity
Black Knight Inc	BKI	Equity
Bakkt Holdings, Inc.	BKKT	Equity
PowerShares Senior Loan (ETF)	BKLN	ETF
Booking Holdings Inc.	BKNG	Equity
Baker Hughes Company	BKR	Equity
BlackSky Technology Inc	BKSY	Equity
BankUnited, Inc.	BKU	Equity
BIO-KEY INTERNATIONAL, INC.	BKYI	Equity
BlackLine Inc	BL	Equity
Siren Nasdaq NexGen Economy ETF	BLCN	ETF
TopBuild Corp.	BLD	Equity
Blade Air Mobility, Inc.	BLDE	Equity
BALLARD POWER SYSTEMS INC	BLDP	Equity
Builders FirstSource Inc.	BLDR	Equity
BioLife Solutions, Inc	BLFS	Equity
BERKELEY LIGHTS INC	BLI	Equity
BLACKROCK INC	BLK	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Blackbaud Inc.	BLKB	Equity
Bloomin Brands Inc.	BLMN	Equity
BLEND LABS, INC	BLND	Equity
Blink Charing Co	BLNK	Equity
Amplify Transformational Data Sharing ETF	BLOK	ETF
BIOLINE RX LTD	BLRX	Equity
BRIGHT LIGHTS ACQUISITION CORP.	BLTS	Equity
BELLUS HEALTH INC.	BLU	Equity
bluebird bio Inc	BLUE	Equity
Banco Macro S.A.	BMA	Equity
Bumble Inc.	BMBL	Equity
Bank of Montreal	BMO	Equity
Biomerica Inc	BMRA	Equity
BIOMARIN PHARMACEUTICAL INC.	BMRN	Equity
BM TECHNOLOGIES, INC.	BMTX	Equity
BRISTOL-MYERS SQUIBB COMPANY	BMY	Equity
Vanguard Total Bond Market ETF	BND	ETF
Barnes & Noble Education, Inc.	BNED	Equity
BENEFITFOCUS, INC.	BNFT	Equity
BIONANO GENOMICS, INC.	BNGO	Equity
Broadstone Net Lease, Inc.	BNL	Equity
United States Brent Oil ETF	BNO	ETF
Bank of Nova Scotia	BNS	Equity
BioNTech SE	BNTX	Equity
The Beachbody Company, Inc.	BODY	Equity
PROSHARES ULTRA DJ-UBS NATURAL GAS	BOIL	ETF
Bok Financial Corporation	BOKF	Equity
DMC Global Inc.	BOOM	Equity
Boot Barn Holdings, Inc.	BOOT	Equity
Global X Robotics & Artfcl Intllgnc ETF	BOTZ	ETF
Box, Inc.	BOX	Equity
BOXED INC	BOXD	Equity
BP PLC	BP	Equity
Blueprint Medicines Corporation	BPMC	Equity
Popular Inc. (10 shrs)	BPOP	Equity
BP PRUDHOE BAY ROYALTY TRUST	BPT	Equity
Broadridge Financial Solutions, Inc.	BR	Equity
BRAGG GAMING GROUP INC.	BRAG	Equity
BRC Inc.	BRCC	Equity
BIRD GLOBAL, INC.	BRDS	Equity
BREEZE HOLDINGS ACQUISITION	BREZ	Equity
Market Vectors Brazil Small Cap ETF	BRF	ETF
BRF - Brasil Foods SA	BRFS	Equity
Bluerock Residential Growth REIT, Inc.	BRG	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
BERKSHIRE HATHAWAY INC.	BRKB	Equity
Brookline Bancorp, Inc.	BRKL	Equity
Bruker Corporation	BRKR	Equity
BRILLIANT EARTH GROUP, INC.	BRLT	Equity
BROADMARK REALTY CAPITAL INC	BRMK	Equity
BROWN & BROWN, INC	BRO	Equity
DUTCH BROS INC.	BROS	Equity
BRP GROUP, INC.	BRP	Equity
B. RILEY PRINCIPAL 150 MERGER CORP.	BRPM	Equity
BrightSpire Capital, Inc.	BRSP	Equity
BRT APARTMENTS CORP	BRT	Equity
Brixmor Property Group Inc	BRX	Equity
Berry Corporation	BRY	Equity
Direxion Daily Brazil Bull 3X ETF	BRZU	ETF
Banco Santander Brasil SA	BSBR	Equity
Bassett Furniture Industries Inc	BSET	Equity
BioSig Technologies, Inc.	BSGM	Equity
BRIGHTSPHERE INVESTMENT GROUP INC	BSIG	Equity
Black Stone Minerals L.P.	BSM	Equity
BSQUARE Corp.	BSQR	Equity
BOSTON SCIENTIFIC CORPORATION	BSX	Equity
BENTLEY SYSTEMS INCORPORATED	BSY	Equity
BioXcel Therapeutics Inc.	BTAI	Equity
BIT DIGITAL, INC.	BTBT	Equity
BIT Mining Limited	BTCM	Equity
BIOTRICITY, INC.	BTCY	Equity
VALKYRIE BITCOIN STRATEGY ETF	BTF	ETF
B2Gold Corp.	BTG	Equity
British American Tobacco PLC	BTI	Equity
Ballantyne Strong, Inc.	BTN	Equity
BTRS HOLDINGS INC.	BTRS	Equity
BETTER THERAPEUTICS INC	BTTX	Equity
Peabody Energy Corporation	BTU	Equity
BRIDGETOWN HOLDINGS LIMITED	BTWN	Equity
BROOKLYN IMMUNOTHERAPEUTICS, INC.	BTX	Equity
Anheuser-Busch InBev	BUD	Equity
GLOBAL X CYBER SECURITY	BUG	ETF
Burlington Stores Inc	BURL	Equity
VANECK VECTORS SOCIAL SENTIMENT ETF	BUZZ	ETF
COMPANIA DE MINAS BUENAVENTURA S.A.-ADR	BVN	Equity
Babcock & Wilcox Enterprises, Inc.	BW	Equity
BORGWARNER INC.	BWA	Equity
BETTER WORLD ACQUISITION CORP.	BWAC	Equity
BROADWIND, INC.	BWEN	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
BWX Technologies, Inc.	BWXT	Equity
THE BLACKSTONE GROUP LP	BX	Equity
BlueLinx Holdings Inc	BXC	Equity
Blackstone Mortgage Trust, Inc.	BXMT	Equity
BOSTON PROPERTIES INC	BXP	Equity
BOYD GAMING CORP.	BYD	Equity
Beyond Meat, Inc.	BYND	Equity
BEYONDSPRING INC.	BYSI	Equity
KANZHUN LTD.	BZ	Equity
BUZZFEED, INC	BZFD	Equity
BEAZER HOMES USA INC.	BZH	Equity
ProShares UltraShort MSCI Brazil Capped	BZQ	ETF
Baozun Inc.	BZUN	Equity
CITIGROUP, INC.	C	Equity
China Automotive Systems Inc	CAAS	Equity
CABALETTA BIO, INC.	CABA	Equity
Credit Acceptance Corp.	CACC	Equity
CACI INTERNATIONAL, INC.	CACI	Equity
CAE Inc	CAE	Equity
ConAgra Brands, Inc.	CAG	Equity
CARDINAL HEALTH INC	CAH	Equity
Cannon Inc-Spons ADR	CAJ	Equity
THE CHEESECAKE FACTORY	CAKE	Equity
Caleres, Inc.	CAL	Equity
Cal-Maine Foods, Inc.	CALM	Equity
CALLIDITAS THERAPEUTICS AB	CALT	Equity
Calix, Inc.	CALX	Equity
CalAmp Corp	CAMP	Equity
Camtek Ltd.	CAMT	Equity
CANAAN INC. SPONSORED ADR	CAN	Equity
Teucrium Sugar	CANE	ETF
Cano Health, Inc.	CANO	Equity
CROSSAMERICA PARTNERS LP	CAPL	Equity
Capricor Therapeutics, Inc.	CAPR	Equity
Avis Budget Group Inc	CAR	Equity
Cara Therapeutics Inc.	CARA	Equity
CarGurus, Inc.	CARG	Equity
Carrier Global Corporation	CARR	Equity
Cars.com Inc.	CARS	Equity
Casa Systems, Inc.	CASA	Equity
Meta Financial Group, Inc.	CASH	Equity
Casey's General Stores, Inc.	CASY	Equity
CATERPILLAR INC.	CAT	Equity
Chubb Limited	CB	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
CBAK ENERGY TECHNOLOGY, INC.	CBAT	Equity
CymaBay Therapeutics, Inc.	CBAY	Equity
Companhia Brasileira de Distribuicao	CBD	Equity
Catalyst Biosciences, Inc.	CBIO	Equity
CBOE HOLDINGS, INC.	CBOE	Equity
CBRE Group, Inc.	CBRE	Equity
Cracker Barrel Old Country Store	CBRL	Equity
CABOT CORPORATION	CBT	Equity
The Chemours Company	CC	Equity
C4 THERAPEUTICS, INC.	CCCC	Equity
CCC Intelligent Solutions Holdings Inc.	CCCS	Equity
Coca-Cola European Partners plc	CCEP	Equity
CROWN CASTLE INTER.	CCI	Equity
CAMECO CORPORATION	CCJ	Equity
CROWN HOLDINGS INC.	CCK	Equity
CARNIVAL CORPORATION	CCL	Equity
CSI Compressco LP	CCLP	Equity
CMC Materials, Inc.	CCMP	Equity
Clear Channel Outdoor HLD Inc CL. A	CCO	Equity
Cogent Communications Holdings, Inc.	CCOI	Equity
Cross Country Healthcare, Inc.	CCRN	Equity
Century Communities, Inc.	CCS	Equity
CHURCHILL CAPITAL CORP. V	CCV	Equity
CHEMOCENTRYX, INC.	CCXI	Equity
CHINDATA GROUP HOLDINGS LIMITED	CD	Equity
Ceridian HCM Holding Inc	CDAY	Equity
COEUR d' ALENE MINES CORP	CDE	Equity
Centennial Resource Development, Inc.	CDEV	Equity
CDK GLOBAL, INC.	CDK	Equity
Cardlytics Inc	CDLX	Equity
Avid Bioservices, Inc.	CDMO	Equity
CareDx, Inc	CDNA	Equity
CADENCE DESIGN SYSTEMS, I	CDNS	Equity
Cedar Realty Trust, Inc	CDR	Equity
CDW CORPORATION	CDW	Equity
ChromaDex Corporation	CDXC	Equity
Codexis Inc.	CDXS	Equity
Cadiz Inc.	CDZI	Equity
CELANESE CORPORATION	CE	Equity
CECO Environmental Corp.	CECE	Equity
CAMBER ENERGY, INC.	CEI	Equity
CONSOL Energy Inc	CEIX	Equity
Celsius Holdings, Inc.	CELH	Equity
Celularity Inc.	CELU	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Chembio Diagnostics, Inc.	CEMI	Equity
Cenntro Electric Group Limited	CENN	Equity
CENTURY ALUMINUM COMPANY	CENX	Equity
CRESTWOOD EQUITY PARTNERS LP	CEQP	Equity
CEREVEL THERAPEUTICS HOLDINGS, INC	CERE	Equity
CERUS CORPORATION	CERS	Equity
CERTARA, INC.	CERT	Equity
Ceva Inc	CEVA	Equity
CF INDUSTRIES HOLDINGS, INC.	CF	Equity
Capitol Federal Financial	CFFN	Equity
Citizens Financial Group, Inc.	CFG	Equity
CONFLUENT, INC.	CFLT	Equity
CULLEN/FROST BANKERS INC.	CFR	Equity
CONTRAFECT CORP.	CFRX	Equity
CF ACQUISITION CORP. VI	CFVI	Equity
The Carlyle Group LP	CG	Equity
Canopy Growth Corporation	CGC	Equity
CULLINAN ONCOLOGY, INC.	CGEM	Equity
Compugen Ltd.	CGEN	Equity
COGNYTE SOFTWARE LTD	CGNT	Equity
COGNEX CORPORATION	CGNX	Equity
Capstone Green Energy Corporation	CGRN	Equity
Direxion Dly CSI 300 Chn A Shr Br 1X ETF	CHAD	ETF
Direxion Dly CSI 300 Chn A Shr Br 2X ETF	CHAU	ETF
CHURCH & DWIGHT CO.	CHD	Equity
Churchill Downs, Inc.	CHDN	Equity
Chemed Corporation	CHE	Equity
Chefs' Warehouse Inc/The	CHEF	Equity
CHEGG, INC	CHGG	Equity
Choice Hotels International Inc.	CHH	Equity
Global X MSCI China Consumer Discretionary ETF	CHIQ	Equity
Global X China Financials ETF	CHIX	ETF
CHESAPEAKE ENERGY CORPORATION	CHK	Equity
CHECK POINT SOFTWARE TECHNOLOGIES LTD.	CHKP	Equity
Change Healthcare Inc	CHNG	Equity
ChargePoint Holdings, Inc.	CHPT	Equity
Coherus BioSciences, Inc.	CHRS	Equity
CH ROBINSON WORLDWIDE INC.	CHRW	Equity
CHICO'S FAS, INC.	CHS	Equity
Charter Communications Inc. Cl A	CHTR	Equity
CHUY'S HOLDINGS, INC.	CHUY	Equity
Chewy, Inc.	CHWY	Equity
ChampionX Corporation	CHX	Equity
CIGNA CORPORATION	CI	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Citizens Inc.	CIA	Equity
First Trust NASDAQ Cybersecurity ETF	CIBR	ETF
CIENA CORPORATION	CIEN	Equity
Cipher Mining Inc.	CIFR	Equity
Companhia Energetica de Minas Gerais - CEMIG (125)	CIG	Equity
CHIMERA INVESTMENT CORPORATION	CIM	Equity
Cincinnati Financial Corp.	CINF	Equity
City Office REIT, Inc.	CIO	Equity
CIRCOR International, Inc.	CIR	Equity
CERBERUS CYBER SENTINEL CORP	CISO	Equity
Civista BancShares Inc	CIVB	Equity
Civitas Resources, Inc	CIVI	Equity
CIGNA FINANCIAL CORP	CIXX	Equity
CHECKPOINT THERAPEUTICS, INC.	CKPT	Equity
COLGATE-PALMOLIVE COMPANY	CL	Equity
Clarus Corporation	CLAR	Equity
Core Laboratories N.V.	CLB	Equity
Caladrius Biosciences, Inc.	CLBS	Equity
Cellebrite DI Ltd.	CLBT	Equity
Chatham Lodging Trust	CLDT	Equity
Celldex Therapeutics, Inc.	CLDX	Equity
CLIFFS NATURAL RESOURCES INC.	CLF	Equity
Clearfield, Inc.	CLFD	Equity
CLEAN HARBORS INC	CLH	Equity
ClearSign Combustion Corporation	CLIR	Equity
Cellectis S.A.	CLLS	Equity
Calumet Specialty Products Partners, L.P.	CLMT	Equity
CLEAN ENERGY FUELS CORPORATION	CLNE	Equity
CLENE INC	CLNN	Equity
Global X Cloud Computing ETF Global X Cloud Computing E	CLOU	ETF
Clover Health Investments, Corporation	CLOV	Equity
CLIPPER REALTY, INC.	CLPR	Equity
CLEARPOINT NEURO INC	CLPT	Equity
CONTINENTAL RESOURCES, INC.	CLR	Equity
Celestica, Inc.	CLS	Equity
Clearside Biomedical, Inc.	CLSD	Equity
CleanSpark, Inc.	CLSK	Equity
Clever Leaves Holdings Inc.	CLVR	Equity
CLOVIS ONCOLOGY, INC.	CLVS	Equity
Clarivate Plc	CLVT	Equity
Clearwater Paper Corporation	CLW	Equity
CLOROX CO	CLX	Equity
CALYXT, INC.	CLXT	Equity
Canadian Imperial Bank of Commerce	CM	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
COMERICA, INC.	CMA	Equity
COMMERCIAL METALS COMPANY	CMC	Equity
Cheetah Mobile Inc.	CMCM	Equity
COMCAST CORPORATION	CMCSA	Equity
CME GROUP INC.	CME	Equity
CHIPOTLE MEXICAN GRILL, INC.	CMG	Equity
CUMMINS INC.	CMI	Equity
Compass Minerals International, Inc.	CMP	Equity
CIMPRESS N.V.	CMPR	Equity
COMPASS PATHWAYS PLC	CMPS	Equity
Costamare Inc.	CMRE	Equity
CHIMERIX, INC.	CMRX	Equity
CMS ENERGY CORPORATION	CMS	Equity
COMTECH TELECOMMUNICATION	CMTL	Equity
CENTENE CORP	CNC	Equity
Concert Pharmaceuticals, Inc.	CNCE	Equity
CONCORD ACQUISITION CORP	CND	Equity
Conduent Incorporated	CNDT	Equity
Chinanet Online Holdings, Inc.	CNET	Equity
CNH Industrial N.V.	CNHI	Equity
CANADIAN NATIONAL RAILWAY	CNI	Equity
Cinemark Holdings, Inc.	CNK	Equity
CORE & MAIN INC	CNM	Equity
CONMED CORP.	CNMD	Equity
Cannae Holdings, Inc.	CNNE	Equity
CNO Financial Group, Inc.	CNO	Equity
CENTERPOINT ENERGY, INC.	CNP	Equity
CANADIAN NATURAL RESOURCES LIMITED	CNQ	Equity
Cornerstone Building Brands, Inc.	CNR	Equity
Consolidated Communications Holdings, Inc.	CNSL	Equity
CONNECT BIOPHARMA HOLDINGS LIMITED	CNTB	Equity
Century Casinos, Inc.	CNTY	Equity
CNX Resources Corporation	CNX	Equity
CONCENTRIX CORPORATION	CNXC	Equity
iShare MSCI China A ETF	CNYA	ETF
Global Cord Blood Corporation	CO	Equity
VITA COCO COMPANY, INC.	COCO	Equity
Compass Diversified Holdings LLC	CODI	Equity
Co-Diagnostics, Inc.	CODX	Equity
CAPITAL ONE FINANCIAL CORPORATION	COF	Equity
COHERENT,INC	COHR	Equity
Cohu, Inc.	COHU	Equity
Coinbase Global, Inc.	COIN	Equity
Americold Realty Trust	COLD	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Collegium Pharmaceutical, Inc.	COLL	Equity
COLUMBIA SPORTWEAR CO.	COLM	Equity
COMMSCOPE HOLDING CO, INC.	COMM	Equity
COMPASS INC	COMP	Equity
COMSovereign Holding Corp.	COMS	Equity
Conn's, Inc.	CONN	Equity
CONX CORP.	CONX	Equity
Cooper Companies, Inc.	COO	Equity
TRAEGER, INC.	COOK	Equity
Mr. Cooper Group Inc.	COOP	Equity
CONOCOPHILLIPS	COP	Equity
GLOBAL X COPPER MINERS ETF	COPX	ETF
TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF	CORN	ETF
CorEnergy Infrastructure Trust, Inc.	CORR	Equity
Corcept Therapeutics Incorporated	CORT	Equity
Core Scientific, Inc	CORZ	Equity
COSTCO WHOLESALE CORPORATION	COST	Equity
COTY INC.	COTY	Equity
Coupa Software Incorporated	COUP	Equity
COURSERA, INC.	COUR	Equity
Cowen Group, Inc.	COWN	Equity
Canadian Pacific Railway Limited	CP	Equity
Copa Holdings SA	CPA	Equity
CAMPBELL SOUP CO	CPB	Equity
CALLON PETROLEUM COMPANY	CPE	Equity
UNITED STATES COPPER INDEX FUND	CPER	ETF
Crescent Point Energy Corp.	CPG	Equity
Capital Product Partners LP	CPLP	Equity
COUPANG INC	CPNG	Equity
Capri Holdings Limited (	CPRI	Equity
COPART INC	CPRT	Equity
CATALYST PHARMACEUTICAL PARTNES INC.	CPRX	Equity
Cooper-Standard Holdings Inc.	CPS	Equity
CPS TECHNOLOGIES CORPORATION	CPSH	Equity
Camden Property Trust	CPT	Equity
COMPUTE HEALTH ACQUISITION CORP.	CPUH	Equity
Cheniere Energy Ptnrs L.P.	CQP	Equity
Crane Co.	CR	Equity
CRA International, Inc	CRAI	Equity
Corbus Pharmaceuticals Holdings, Inc.	CRBP	Equity
CARIBOU BIOSCIENCES, INC.	CRBU	Equity
CALIFORNIA RESOURCES CORP	CRC	Equity
CRICUT, INC.	CRCT	Equity
Cardiff Oncology, Inc.	CRDF	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
CARDIOL THERAPEUTICS INC.	CRDL	Equity
Cresud Sociedad Anonima Comercial, Inmobiliaria, Financi	CRESY	Equity
CHARGE ENTERPRISES, INC.	CRGE	Equity
CRH plc	CRH	Equity
COHN ROBBINS HOLDINGS CORPORATION	CRHC	Equity
CARTER'S , INC.	CRI	Equity
Curis Inc	CRIS	Equity
COMSTOCK RESOURCES INC.	CRK	Equity
Charles River Laboratories International, Inc.	CRL	Equity
SALESFORCE.COM, INC	CRM	Equity
CorMedix Inc.	CRMD	Equity
Cerence Inc.	CRNC	Equity
Ceragon Networks Ltd.	CRNT	Equity
Cronos Group Inc.	CRON	Equity
CROCS, INC.	CROX	Equity
CARPENTER TECHNOLOGY CORP.	CRS	Equity
CRISPR Therapeutics AG	CRSP	Equity
CORSAIR GAMING, INC.	CRSR	Equity
CREATD, INC.	CRTD	Equity
CRITEO SA	CRTO	Equity
CORTEXYME, INC.	CRTX	Equity
CRUCIBLE ACQUISITION CORP	CRU	Equity
CIRRUS LOGIC INC.	CRUS	Equity
Corvus Pharmaceuticals, Inc.	CRVS	Equity
CrowdStrike Holdings, Inc.	CRWD	Equity
CREDIT SUISSE GROUP AG	CS	Equity
CISCO SYSTEMS, INC.	CSCO	Equity
LoopNet, Inc. (Merger)	CSGP	Equity
CSG Systems International Inc.	CSGS	Equity
Cardiovascular Systems Inc.	CSII	Equity
Canadian Solar Inc	CSIQ	Equity
Centerspace	CSR	Equity
CHICKEN SOUP FOR THE SOUL	CSSE	Equity
CAESARSTONE SDOT-YAM LTD.	CSTE	Equity
CASTLE BIOSCIENCES, INC.	CSTL	Equity
CONSTELLIUM N.V	CSTM	Equity
Carriage Services, Inc.	CSV	Equity
Capital Southwest Corp	CSWC	Equity
CSX CORPORATION	CSX	Equity
CINTAS CORP.	CTAS	Equity
Computer Task Group Incorporated	CTG	Equity
Cell Therapeutics, Inc. (20 Shrs)	CTIC	Equity
Cantaloupe, Inc.	CTLP	Equity
Catalent, Inc.	CTLT	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
CytomX Therapeutics, Inc.	CTMX	Equity
Custom Truck One Source, Inc.	CTOS	Equity
Coterra Energy Inc.	CTRA	Equity
CASTOR MARITIME, INC.	CTRM	Equity
Citi Trends, Inc.	CTRN	Equity
COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	CTSH	Equity
CYTOSORBENTS CORPORATION	CTSO	Equity
Corteva, Inc.	CTVA	Equity
CITIUS PHARMACEUTICALS INC	CTXR	Equity
CITRIX SYSTEMS, INC.	CTXS	Equity
CubeSmart	CUBE	Equity
CUE BIOPHARMA INC	CUE	Equity
Carnival Corporation & Plc	CUK	Equity
Culp, Inc.	CULP	Equity
Direxion Daily Healthcare Bull 3X ETF	CURE	ETF
CURIOSITYSTREAM INC	CURI	Equity
CURO Group Holdings Corp.	CURO	Equity
TORRID HOLDINGS INC.	CURV	Equity
CUTERA INC	CUTR	Equity
Cousins Properties Inc.	CUZ	Equity
CUREVAC N.V.	CVAC	Equity
Cenovus Energy Inc.	CVE	Equity
CIVEO CORPORATION	CVEO	Equity
Commercial Vehicle Group, Inc.	CVGI	Equity
CALAVO GROWERS INC.	CVGW	Equity
CVR Energy, Inc.	CVI	Equity
Covenant Logistics Group, Inc.	CVLG	Equity
Commvault Systems Inc	CVLT	Equity
CEL-SCI Corporation	CVM	Equity
Carvana Co.	CVNA	Equity
CVS CAREMARK CORPORATION	CVS	Equity
Cvent Holding Corporation	CVT	Equity
CHEVRON CORPORATION	CVX	Equity
SPDR Barclays Convertible Secs ETF	CWB	ETF
Direxion Shares ETF Trust - Direxion Daily CSI China Interne	CWEB	ETF
Clearway Energy, Inc.	CWEN	Equity
Clearway Energy, Inc. Class A	CWENA	Equity
Camping World Holdings, Inc.	CWH	Equity
Cushman Wakefield Plc	CWK	Equity
Casella Waste Systems Inc.	CWST	Equity
CEMEX, S.A.B. DE C.V.	CX	Equity
SPRINKLR, INC.	CXM	Equity
CORRECTIONS CORPORATION OF AMERICA	CXW	Equity
WisdomTree Chinese Yuan Strategy ETF	CYB	ETF

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
CYBEROPTICS CORPORATION	CYBE	Equity
CYBERARK SOFTWARE, LTD.	CYBR	Equity
CYCLACEL PHARMACEUTICALS, INC.	CYCC	Equity
CYCLERION THERAPEUTICS,INC.	CYCN	Equity
China Yuchai International Limited	CYD	Equity
COMMUNITY HEALTH SYSTEMS, INC.	CYH	Equity
CryoPort, Inc	CYRX	Equity
CYTOKINETICS, INCORPORATED	CYTK	Equity
Altamira Therapeutics Ltd. (CYTO)	CYTO	Equity
Cyxtera Technologies, Inc.	CYXT	Equity
Cazoo Group Ltd	CZOO	Equity
Caesars Entertainment Corporation	CZR	Equity
DOMINION RESOURCES	D	Equity
DANAOS CORPORATION	DAC	Equity
DADA NEXUS LTD.	DADA	Equity
DAKTRONICS INC.	DAKT	Equity
DELTA AIR LINES INC.	DAL	Equity
Dana Holding Corporation	DAN	Equity
YOUDAO INC	DAO	Equity
Darling International, Inc.	DAR	Equity
DoorDash, Inc.	DASH	Equity
ENDAVA PLC	DAVA	Equity
DAVE INC	DAVE	Equity
DEUTSCHE BANK AG	DB	Equity
POWERSHARES DB AGRICULTURE	DBA	ETF
PowerShares DB Base Metals ETF	DBB	ETF
PoweShares DB Commodity Index Tracking Fund	DBC	ETF
DIEBOLD, INCORPORATED	DBD	Equity
Designer Brands Inc. (	DBI	Equity
PowerShares DB Oil Fund	DBO	ETF
DigitalBridge Group, Inc.	DBRG	Equity
DBV Technologies S.A.	DBVT	Equity
Dropbox, Inc.	DBX	Equity
DOCGO INC	DCGO	Equity
Donaldson Company, Inc.	DCI	Equity
DCP Midstream, LP	DCP	Equity
Deciphera Pharmaceuticals, Inc.	DCPH	Equity
DUCK CREEK TECHNOLOGIES, INC.	DCT	Equity
DuPont de Nemours, Inc.	DD	Equity
3D SYSTEMS CORPORATION	DDD	Equity
ProShares Ultra Dow30	DDM	ETF
Datadog Inc	DDOG	Equity
DILLARD'S INC	DDS	Equity
DEERE & COMPANY	DE	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Easterly Government Properties, Inc.	DEA	Equity
DECKERS OUTDOOR CORPORATION	DECK	Equity
Douglas Emmett Inc	DEI	Equity
Dell Technologies, Inc.	DELL	Equity
WisdomTree Emerging Markets Eq Inc ETF	DEM	ETF
DENBURY INC.	DEN	Equity
Denny's Corp.	DENN	Equity
DIAGEO PLC	DEO	Equity
Despegar.com, Corp.	DESP	Equity
WisdomTree Europe SmallCap Dividend Fund	DFE	ETF
Direxion Daily Aerospace & Defense Bull 3X Shares Direxio	DFEN	ETF
Donnelley Financial Solutions, Inc.	DFIN	Equity
DISCOVER FINANCIAL SERVICES	DFS	Equity
DOLLAR GENERAL CORPORATION	DG	Equity
Digi International Inc	DGII	Equity
Digital Ally, Inc.	DGLY	Equity
iShares Core Dividend Growth ETF	DGRO	Equity
QUEST DIAGNOSTICS INC	DGX	Equity
Diversified Healthcare Trust (	DHC	Equity
DR HORTON INC.	DHI	Equity
DANAHER CORPORATION	DHR	Equity
DHT Holdings, Inc.	DHT	Equity
DHI Group, Inc.	DHX	Equity
SPDR DOW JONES INDUSTRIAL AVERAGE	DIA	ETF
ProShares Ultra Oil & Gas	DIG	ETF
DineEquity, Inc	DIN	Equity
HF Sinclair Corporation	DINO	Equity
Diodes Incorporated	DIOD	Equity
THE WALT DISNEY COMPANY	DIS	Equity
DISH NETWORK CORPORATION	DISH	Equity
AMPLIFY CWP ENHANCED DIVIDEND INCOME ETF	DIVO	Equity
iPath DJ-UBS Commodity Indx Tot Ret ETN	DJP	ETF
Delek US Holdings, Inc.	DK	Equity
Delek Logistics Partners LP	DKL	Equity
DraftKings Inc.	DKNG	Equity
DICK'S SPORTING GOODS INC.	DKS	Equity
DOLBY LABORATORIES, INC.	DLB	Equity
DLH HOLDINGS CORP.	DLHC	Equity
Dynagas LNG Partners LP	DLNG	Equity
DLOCAL, LTD	DLO	Equity
DOLPHIN ENTERTAINMENT INC	DLPN	Equity
Digital Realty Trust Inc	DLR	Equity
Duluth Holdings Inc.	DLTH	Equity
DOLLAR TREE, INC.	DLTR	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
DELUXE CORPORATION	DLX	Equity
Desktop Metal, Inc.	DM	Equity
DIAMEDICA THERAPEUTICS INC.	DMAC	Equity
Dorchester Minerals LP	DMLP	Equity
Digimarc Corporation	DMRC	Equity
DERMTECH, INC.	DMTK	Equity
Ginkgo Bioworks Holdings, Inc. (	DNA	Equity
Dun & Bradstreet Holdings, Inc.	DNB	Equity
Denali Therapeutics Inc	DNLI	Equity
DANIMER SCIENTIFIC INC	DNMR	Equity
Denison Mines Corp.	DNN	Equity
NOW, INC.	DNOW	Equity
KRISPY KREME, INC	DNUT	Equity
DIAMOND OFFSHORE DRILLING INC	DO	Equity
Physicians Realty Trust	DOC	Equity
DIGITALOCEAN HOLDINGS, INC.	DOCN	Equity
DOXIMITY, INC	DOCS	Equity
Docusign Inc.	DOCU	Equity
ProShares Short Dow30	DOG	ETF
DOGNESS INTERNATIONAL CORPORATION	DOGZ	Equity
DOLE PLS	DOLE	Equity
Doma Holdings, Inc.	DOMA	Equity
Domo, Inc.	DOMO	Equity
BRP, INC.	DOOO	Equity
Masonite International Corporation	DOOR	Equity
DOUGLAS ELLIMAN INC.	DOUG	Equity
DOVER CORPORATION	DOV	Equity
Dow Inc.	DOW	Equity
AMDOCS LTD	DOX	Equity
Douyu International Holdings Ltd	DOYU	Equity
DRAGANFLY INC	DPRO	Equity
Direxion Shares ETF Trust - Direxion Daily Regional Banks E	DPST	ETF
DOMINO'S PIZZA INC	DPZ	Equity
Daqo New Energy Corp	DQ	Equity
DRDGOLD Ltd.	DRD	Equity
DUKE REALTY CORP.	DRE	Equity
DARDEN RESTAURANTS, INC.	DRI	Equity
DARIOHEALTH CORP	DRIO	Equity
Direxion Dly S&P Oil&Gs Ex&Prd Br 3X ETF	DRIP	ETF
GLOBAL X AUTONOMOUS & ELECTRIC VEHICLES ETF	DRIV	ETF
Direxion Daily Real Estate Bull 3x ETF	DRN	ETF
DRIL-QUIP INC	DRQ	Equity
DURECT Corporation	DRRX	Equity
Direxion Daily Real Estate Bear 3x ETF	DRV	ETF

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
DRIVEN BRANDS HOLDINGS INC	DRVN	Equity
Drive Shack Inc.	DS	Equity
DESCARTES SYSTEM GROUP INC	DSGX	Equity
Daseke, Inc.	DSKE	Equity
DoubleLine Income Solutions Fund	DSL	Equity
VIANT TECHNOLOGY, INC.	DSP	Equity
DIANA SHIPPING INC	DSX	Equity
Dynatrace Inc	DT	Equity
DTE Energy Company	DTE	Equity
DAVIDsTEA Inc.	DTEA	Equity
Precision BioSciences Inc	DTIL	Equity
ProShares UltraShort Oil & Gas	DUG	ETF
DUKE ENERGY CORPORATION	DUK	Equity
DUOLINGO, INC.	DUOL	Equity
Direxion Daily Gold Miners Bear 3X Shares	DUST	ETF
DOUBLEVERIFY HOLDINGS INC	DV	Equity
DaVita HealthCare Partners Inc.	DVA	Equity
DYNAVAX TECHNOLOGIES CORPORATION	DVAX	Equity
DEVON ENERGY CORPORATION	DVN	Equity
ISHARES DJ SELECT DIVIDEND	DVY	ETF
Digital World Acquisition Corp.	DWAC	Equity
Dynex Capital, Inc.	DX	Equity
DXC Technology Company	DXC	Equity
DexCom, Inc.	DXCM	Equity
ProShares UltraShort Dow30 (25 Shares)	DXD	ETF
WISDOMTREE JAPAN HEDGED EQUITY FUND	DXJ	ETF
DESTINATION XL GROUP, INC.	DXLG	Equity
DXP Enterprises, Inc.	DXPE	Equity
Dixie Group Inc.	DXYN	Equity
DYCOM INDUSTRIES INC.	DY	Equity
DYADIC INTERNATIONAL, INC.	DYAI	Equity
DZS INC.	DZSI	Equity
ENI SpA	E	Equity
ELECTRONIC ARTS INC.	EA	Equity
GrafTech International Ltd.	EAF	Equity
EARGO INC	EAR	Equity
BRINKER INT'L, INC.	EAT	Equity
Eventbrite, Inc.	EB	Equity
EBAY INC.	EBAY	Equity
EASTERN BANKSHARES, INC.	EBC	Equity
ESPORTS TECHNOLOGIES INC	EBET	Equity
Ebix, Inc.	EBIX	Equity
EBANG INTERNATIONAL HOLDINGS, INC.	EBON	Equity
Emergent Biosolutions, Inc.	EBS	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Ecopetrol SA	EC	Equity
iShares MSCI Chile ETF	ECH	ETF
ECOLAB INC.	ECL	Equity
iShares MSCI China Small-Cap ETF	ECNS	ETF
CHANNELADVISOR CORPORATION	ECOM	Equity
Encore Capital Group Inc	ECPG	Equity
Ecovyst Inc.	ECVT	Equity
CON EDISON	ED	Equity
EDAP TMS S.A.	EDAP	Equity
Direxion Daily Emerging Markets Bull 3X Shares (20	EDC	ETF
Editas Medicine, Inc.	EDIT	Equity
ENDEAVOR GROUP HOLDINGS, INC.	EDR	Equity
NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP	EDU	Equity
VANGUARD EXTENDED DURATION TREASURY ETF	EDV	ETF
Direxion Daily Emerging Markets Bear 3X Share	EDZ	ETF
EURONET WORLDWIDE, INC.	EEFT	Equity
ISHARES MSCI EMERGING MARKETS INDEX	EEM	ETF
ProShares UltraShort MSCI Emerging Mkts	EEV	ETF
ISHARES MSCI EAFE INDEX	EFA	ETF
iShares Edge MSCI Min Vol EAFE	EFAV	ETF
Ellington Financial LLC	EFC	Equity
Enterprise Financial Services Corp	EFSC	Equity
EQUIFAX INC.	EFX	Equity
Egain Communications Corp.	EGAN	Equity
8x8 Inc	EGHT	Equity
Edgio, Inc	LLNW	Equity
Edgio, Inc	EGIO	Equity
EAGLE BULK SHIPPING INC	EGLE	Equity
ENTHUSIAST GAMING HOLDINGS INC	EGLX	Equity
ELDORADO GOLD CORPORATION	EGO	Equity
Eagle Pharmaceuticals Inc.	EGRX	Equity
VAALCO ENERGY INC	EGY	Equity
EHANG HOLDINGS LTD. SPONSORED ADR	EH	Equity
Encompass Health Corporation	EHC	Equity
eHealth, Inc.	EHTH	Equity
Eiger BioPharmaceuticals, Inc.	EIGR	Equity
EDISON INTERNATIONAL	EIX	Equity
EKSO BIONICS HOLDINGS, INC.	EKSO	Equity
THE EST	EL	Equity
Elanco Animal Health Incorporated	ELAN	Equity
e.l.f. Beauty, Inc.	ELF	Equity
Electric Last Mile Solutions, Inc.	ELMS	Equity
ELOXX PHARMACEUTICALS, INC.	ELOX	Equity
Equity Lifestyle Properties, Inc.	ELS	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
ELEVATE CREDIT, INC	ELVT	Equity
CALLAWAY GOLF CO	ELY	Equity
ELYS GAME TECHNOLOGY, CORP.	ELYS	Equity
eMagin Corporation	EMAN	Equity
iShares J.P. Morgan USD Emerging Markets Bond ETF	EMB	ETF
EMBARK TECHNOLOGY, INC	EMBK	Equity
EMCORE Corporation	EMKR	Equity
VanEck Vectors J.P. Morgan EM Local Currency Bond ETF	EMLC	ETF
EASTMAN CHEMICAL COMPANY	EMN	Equity
EMERSON ELECTRIC COMPANY	EMR	Equity
Eros Media World PLC	ESGC	Equity
Eros Media World PLC	EMWP	Equity
Enbridge Inc	ENB	Equity
ENDO HEALTH SOLUTIONS INC.	ENDP	Equity
ENGLOBAL CORPORATION	ENG	Equity
EnLink Midstream, LLC	ENLC	Equity
ENLIVEX THERAPEUTICS LTD.	ENLV	Equity
Enphase Energy Inc.	ENPH	Equity
Energizer Holdings, Inc.	ENR	Equity
Enersys	ENS	Equity
ENSERVCO CORPORATION	ENSV	Equity
Enanta Pharmaceuticals, Inc.	ENTA	Equity
Entegris, Inc.	ENTG	Equity
ENTERA BIO LTD.	ENTX	Equity
Envestnet, Inc.	ENV	Equity
Enova International, Inc.	ENVA	Equity
ENVERIC BIOSCIENCES, INC.	ENVB	Equity
Enovix Corporation	ENVX	Equity
ENZO BIOCHEM INC.	ENZ	Equity
EOG RESOURCES, INC.	EOG	Equity
Evolus, Inc.	EOLS	Equity
Eos Energy Enterprises, Inc.	EOSE	Equity
Actuant Corporation	EPAC	Equity
EPAM Systems, Inc.	EPAM	Equity
Edgewell Personal Care Company	EPC	Equity
ENTERPRISE PRODUCTS PARTNERS L.P.	EPD	Equity
EPIPHANY TECHNOLOGY ACQUISITION CORP.	EPHY	Equity
WisdomTree India Earning Fund	EPI	ETF
Evolution Petroleum Corporation	EPM	Equity
iShares MSCI Pacific ex Japan ETF	EPP	Equity
EPR Properties	EPR	Equity
Essential Properties Realty Trust Inc	EPRT	Equity
ProShares UltraShort FTSE Europe	EPV	ETF
Epizyme, Inc.	EPZM	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
EQUITY COMMONWEALTH	EQC	Equity
AXA Equitable Holdings, Inc.	EQH	Equity
EQUINIX, INC.	EQIX	Equity
Equinor ASA	EQNR	Equity
DIGINEX LIMITED	EQOS	Equity
EQUITY RESIDENTIAL	EQR	Equity
EQRx, Inc.	EQRX	Equity
EQT Corporation	EQT	Equity
Equinox Gold Corp.	EQX	Equity
Enerplus Corporation	ERF	Equity
Ericsson	ERIC	Equity
Energy Recovery Inc.	ERII	Equity
Embraer S.A.	ERJ	Equity
DIREXION DAILY ENERGY BULL 3X SHARES	ERX	ETF
Direxionshares Daily Energy Bear 3X Shares	ERY	ETF
ERYTECH PHARMA SA	ERYP	Equity
Eversource Energy	ES	Equity
Escalade, Incorporated	ESCA	Equity
Element Solutions Inc.	ESI	Equity
ENGAGESMART INC	ESMT	Equity
Essent Group Ltd.	ESNT	Equity
Esperion Therapeutics, Inc.	ESPR	Equity
Empire State Realty Trust, Inc.	ESRT	Equity
Essex Property Trust Inc.	ESS	Equity
EAST STONE ACQUISITION CORP	ESSC	Equity
ESTABLISHMENT LABS HOLDINGS, INC.	ESTA	Equity
Elastic N.V.	ESTC	Equity
EARTHSTONE ENERGY, INC.	ESTE	Equity
Energy Transfer LP	ET	Equity
E.MERGE TECHNOLOGY ACQUISITION CORP	ETAC	Equity
Ethan Allen Interiors Inc.	ETD	Equity
EATON CORPORATION PLC	ETN	Equity
ETON PHARMACEUTICALS, INC	ETON	Equity
ENTERGY CORPORATION	ETR	Equity
Equitrans Midstream Corp	ETRN	Equity
Etsy,Inc.	ETSY	Equity
E2open Parent Holdings, Inc.	ETWO	Equity
iShares MSCI Europe Financials ETF	EUFN	ETF
PROSHARES ULTRASHORT EURO	EUO	ETF
Euronav NV	EURN	Equity
Enviva Partners, LP	EVA	Equity
EVAXION BIOTECH AS	EVAX	Equity
Everbridge, Inc.	EVBG	Equity
Entravision Communications Corporation	EVC	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
EverQuote Inc	EVER	Equity
Eve Holding, Inc	EVEX	Equity
Evofem Biosciences, Inc.	EVFM	Equity
EVOGENE LTD	EVGN	Equity
EVgo Inc.	EVGO	Equity
Evolent Health, Inc.	EVH	Equity
EVELO BIOSCIENCES, INC.	EVLO	Equity
Evolv Technologies Holdings, Inc.	EVLV	Equity
EVO PAYMENTS INC	EVOP	Equity
Evercore Partners Inc.	EVR	Equity
Evergy, Inc.	EVRG	Equity
Everi Holdings Inc.	EVRI	Equity
EVERTEC, Inc.	EVTC	Equity
Vertical Aerospace Ltd.	EVTL	Equity
EDWARDS LIFESCIENCES CORP.	EW	Equity
ISHARES MSCI AUSTRALIA INDEX	EWA	ETF
EAST WEST BANCORP INC	EWBC	Equity
iShares Canada Index ETF	EWC	ETF
iShares MSCI Germany Index Fund ETF	EWG	ETF
ISHARES MSCI HONG KONG INDEX	EWH	ETF
iShares MSCI Italy Index Fund	EWI	ETF
ISHARES MSCI JAPAN INDEX	EWJ	ETF
ISHARES MSCI MALAYSIA INDEX ETF	EWM	ETF
iShares MSCI Spain Capped	EWP	ETF
iShares MSCI France	EWQ	ETF
iShares MSCI Singapore	EWS	ETF
ISHARES TAIWAN INDEX ETF	EWT	ETF
iShares MSCI United Kingdom Index ETF	EWU	ETF
ISHARES MSCI MEXICO CAPPED ETF	EWW	ETF
ISHARES MSCI SOUTH KOREA CAPPED INDEX	EWY	ETF
ISHARES MSCI BRAZIL CAPPED INDEX	EWZ	ETF
Exact Sciences Corp.	EXAS	Equity
EXELON CORPORATION	EXC	Equity
EXELIXIS, INC.	EXEL	Equity
Endeavour Silver Corp.	EXK	Equity
ExlService Holdings, Inc.	EXLS	Equity
EAGLE MATERIALS INC.	EXP	Equity
EXPEDITORS INTERNATIONAL	EXPD	Equity
EXPEDIA INC.	EXPE	Equity
eXp World Holdings, Inc.	EXPI	Equity
EXPRESS INC.	EXPR	Equity
Extra Space Storage Inc.	EXR	Equity
Exterran Corporation	EXTN	Equity
EXTREME METWORKS, INC.	EXTR	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
National Vision Holdings, Inc.	EYE	Equity
SECOND SIGHT MED PRODUCTS INC	EYES	Equity
EyePoint Pharmaceuticals, Inc.	EYPT	Equity
iShares MSCI South Africa Index	EZA	ETF
EZCORP, INC	EZPW	Equity
iShares MSCI Eurozone	EZU	ETF
FORD MOTOR COMPANY	F	Equity
First American Financial Corporation	FAF	Equity
ISHARES FALLEN ANGELS USD BOND ETF	FALN	ETF
FIRST TRUST GLOBAL WIND ENERGY ETF	FAN	ETF
DIAMONDBACK ENERGY, INC.	FANG	Equity
FARMER BROS. CO.	FARM	Equity
FARO TECHNOLOGIES	FARO	Equity
DIREXION DAILY FINANCIAL BULL 3X SHARES	FAS	ETF
FASTENAL COMPANY	FAST	Equity
Fate Therapeutics, Inc.	FATE	Equity
Fathom Digital Manufacturing Corporation	FATH	Equity
DIREXION DAILY FINANCIAL BEAR 3X SHARES	FAZ	ETF
Flagstar Bancorp Inc.	FBC	Equity
Fortune Brands Home & Security Inc.	FBHS	Equity
FORTRESS BIOTECH, INC.	FBIO	Equity
FB Financial Corporation	FBK	Equity
First Bancorp	FBNC	Equity
First BanCorp	FBP	Equity
FORTE BIOSCIENCES INC.	FBRX	Equity
Franklin Covey Co.	FC	Equity
FUELCELL ENERGY, INC.	FCEL	Equity
First Commonwealth Financial Corp	FCF	Equity
First Trust ISE-Revere Natural Gas ETF	FCG	ETF
FTI CONSULTING, INC.	FCN	Equity
First Eagle Alternative Capital BDC, Inc.	FCRD	Equity
FOCUS UNIVERSAL INC	FCUV	Equity
FREEPORT-MCMORAN COPPER & GOLD INC.	FCX	Equity
4D MOLECULAR THERAPEUTICS, INC.	FDMT	Equity
First Trust Dow Jones Internet ETF	FDN	ETF
Fresh Del Monte Produce Inc.	FDP	Equity
FACTSET RESEARCH SYSTEMS	FDS	Equity
Fidus Investment Corporation	FDUS	Equity
FEDEX CORPORATION	FDX	Equity
FIRSTENERGY CORP.	FE	Equity
Fennec Pharmaceuticals Inc.	FENC	Equity
PHOENIX NEW MEDIA LIMITED	FENG	Equity
Fidelity MSCI Energy Index ETF	FENY	ETF
SPDR EURO STOXX 50 ETF	FEZ	ETF

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
FutureFuel Corp	FF	Equity
Faraday Future Intelligent Electric Inc.	FFIE	Equity
F5 NETWORKS, INC.	FFIV	Equity
FibroGen, Inc.	FGEN	Equity
Federated Hermes, Inc.	FHI	Equity
FIRST HORIZON NATIONAL CORPORATION	FHN	Equity
FOGHORN THERAPEUTICS, INC.	FHTX	Equity
FAIR ISAAC CORPORATION	FICO	Equity
FIGS, INC.	FIGS	Equity
FinVolution Group	FINV	Equity
GLOBAL X FINTECH ETF	FINX	ETF
Fidelity National Information Services, Inc.	FIS	Equity
FISERV INC	FISV	Equity
FIFTH THIRD BANCORP	FITB	Equity
Five Below Inc	FIVE	Equity
DEFIANCE NEXT GEN CONNECTIVITY ETF	FIVG	Equity
Five9, Inc.	FIVN	Equity
Comfort Systems USA Inc.	FIX	Equity
Homology Medicines, Inc.	FIXX	Equity
National Beverage Corp	FIZZ	Equity
FRANKLIN WIRELESS CORP.	FKWL	Equity
FOOT LOCKER, INC.	FL	Equity
FLEXTRONICS LTD	FLEX	Equity
Fulgent Genetics, Inc.	FLGT	Equity
FULL HOUSE RESORTS, INC.	FLL	Equity
FLUENCE ENERGY, INC.	FLNC	Equity
FLEX LNG LTD	FLNG	Equity
Fluent, Inc.	FLNT	Equity
FLOWERS FOODS, INC.	FLO	Equity
FLUOR CORPORATION	FLR	Equity
Flowserve Corp.	FLS	Equity
Fleetcor Technologies Inc.	FLT	Equity
FLUX POWER HOLDINGS, INC	FLUX	Equity
1-800-Flowers.com Inc.	FLWS	Equity
FLYWIRE CORPORATION	FLYW	Equity
iShares MSCI Frontier 100 ETF	FM	ETF
FMC CORPORATION	FMC	Equity
Farmers National Banc Corp.	FMNB	Equity
Fomento Economico Mexicano, S.A.B. de C.V.	FMX	Equity
Fabrinet	FN	Equity
F N B Corp. PA	FNB	Equity
Floor & Decor Holdings, Inc.	FND	Equity
FIDELITY NATIONAL FINANCIAL	FNF	Equity
MicroSectors FANG+ ETN	FNGS	ETF

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Funko, Inc.	FNKO	Equity
Franco-Nevada Corporation	FNV	Equity
Finance of America Companies Inc.	FOA	Equity
Focus Financial Partners Inc.	FOCS	Equity
Amicus Therapeutics, Inc.	FOLD	Equity
Forestar Group Inc.	FOR	Equity
FORGEROCK INC	FORG	Equity
FormFactor Inc.	FORM	Equity
FOSSIL, INC.	FOSL	Equity
Shift4 Payments, Inc.	FOUR	Equity
(New) Fox Corporation Class A	FOXA	Equity
Fox Factory Holding Corp.	FOXF	Equity
FAR PEAK ACQUISITION CORP.	FPAC	Equity
First Trust Preferred Securities and Income ETF	FPE	ETF
Farmland Partners Inc.	FPI	Equity
First Industrial Realty Trust	FR	Equity
Republic First Bancorp Inc.	FRBK	Equity
First Republic Bank	FRC	Equity
Whole Earth Brands, Inc.	FREE	Equity
FREQUENCY THERAPEUTICS, INC.	FREQ	Equity
FREYR Battery	FREY	Equity
FRANCHISE GROUP, INC.	FRG	Equity
FORGE GLOBAL HOLDINGS, INC.	FRGE	Equity
Fiesta Restaurant Group Inc	FRGI	Equity
FREEDOM HOLDING CORP.	FRHC	Equity
FRONTLINE LIMITED	FRO	Equity
JFROG LTD.	FROG	Equity
Freshpet, Inc.	FRPT	Equity
FRESHWORKS INC	FRSH	Equity
FORESIGHT AUTONOMOUS HOLDINGS LTD	FRSX	Equity
Federal Realty Investment Trust	FRT	Equity
FS KKR Capital Corp.	FSK	Equity
FIRST SOLAR, INC.	FSLR	Equity
Fastly, Inc.	FSLY	Equity
Fortuna Silver Mines Inc.	FSM	Equity
Fisker Inc.	FSR	Equity
FAST ACQUISTION CORP	FST	Equity
LB Foster Co.	FSTR	Equity
Fortress Transportation and Infrastructure Investors LLC	FTAI	Equity
Farfetch Limited	FTCH	Equity
FTC SOLAR, INC.	FTCI	Equity
FINTECH ACQUISITION CORP	FTCV	Equity
frontdoor, inc.	FTDR	Equity
Fuel Tech inc.	FTEK	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
FUTURE FINTECH GROUP INC.	FTFT	Equity
FATHOM HOLDINGS INC.	FTHM	Equity
FMC TECHNOLOGIES, INC.	FTI	Equity
Flotek Industries Inc	FTK	Equity
FORTINET INC.	FTNT	Equity
FIELD TRIP HEALTH LTD	FTRP	Equity
Fortis Inc.	FTS	Equity
Fortive Corporation	FTV	Equity
FUBOTV INC.	FUBO	Equity
FULLER (H.B.) CO	FUL	Equity
FULCRUM THERAPEUTICS, INC.	FULC	Equity
Fulton Financial Corporation	FULT	Equity
CEDAR FAIR, L.P.	FUN	Equity
Futu Holdings Limited	FUTU	Equity
Arcimoto, Inc.	FUV	Equity
Fiverr International Ltd.	FVRR	Equity
Formula One Group	FWONA	Equity
Liberty Media Corporation Series C Liberty Formula One	FWONK	Equity
Forward Air Corporation	FWRD	Equity
CurrencyShares Australian Dollar Trust	FXA	ETF
CurrencyShares British Pound Sterling Trust	FXB	ETF
CurrencyShares Canadian Dollar Trust	FXC	ETF
CURRENCYSHARES EURO TRUST	FXE	ETF
CurrencyShares Swiss Franc ETF	FXF	ETF
First Trust Health Care AlphaDEX ETF	FXH	ETF
ISHARES FTSE CHINA 25 INDEX FUND	FXI	ETF
F45 TRAINING HOLDINGS, INC.	FXLV	Equity
ProShares UltraShort FTSE China 50	FXP	ETF
CURRENCYSHARES JAPANESE YEN TRUST	FXY	ETF
FRONTIER COMMUNICATIONS PARENT, INC	FYBR	Equity
GENPACT LIMITED	G	Equity
Gaia, Inc.	GAIA	Equity
Gladstone Investment Corporation	GAIN	Equity
GALECTIN THERAPEUTICS, INC.	GALT	Equity
Engine Gaming and Media, Inc.	GAME	Equity
WEDBUSH ETFMG VIDEO GAME TECH ETF	GAMR	ETF
GAN Limited	GAN	Equity
StealthGas Inc	GASS	Equity
GATOS SILVER, INC.	GATO	Equity
GATX Corporation	GATX	Equity
Galiano Gold Inc.	GAU	Equity
Golub Capital BDC, Inc.	GBDC	Equity
GREENBOX POS	GBOX	Equity
Global Blood Therapeutics, Inc.	GBT	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Global Business Travel Group, Inc	GBTG	Equity
THE GREENBRIER COMPANIES, INC.	GBX	Equity
Gannett Co., Inc.	GCI	Equity
Genesco Inc.	GCO	Equity
GCP Applied Technologies Inc	GCP	Equity
GENERAL DYNAMICS CORPORATION	GD	Equity
GoDaddy Inc.	GDDY	Equity
Golden Entertainment, Inc.	GDEN	Equity
Green Dot Corporation	GDOT	Equity
GOODRX HOLDINGS INC	GDRX	Equity
GDS Holdings Limited	GDS	Equity
MARKET VECTORS GOLD MINERS ETF	GDX	ETF
VANECK VECTORS JUNIOR GOLD MINERS ETF	GDXJ	ETF
GRID DYNAMICS HOLDINGS, INC.	GDYN	Equity
GENERAL ELECTRIC COMPANY	GE	Equity
Greif, Inc.	GEF	Equity
Gravitas Education Holdings, Inc.	GEHI	Equity
Genesis Energy L.P.	GEL	Equity
Genetic Technologies Limited	GENE	Equity
Genius Sports Limited	GENI	Equity
GEO Group Inc (The)	GEO	Equity
GEOSPACE TECHNOLOGIES CORPORATION	GEOS	Equity
GERON CORPORATION	GERN	Equity
GUESS? INC.	GES	Equity
GEVO, INC.	GEVO	Equity
Griffon Corporation	GFF	Equity
GOLD FIELDS LTD.	GFI	Equity
GFL Environmental Inc.	GFL	Equity
GLOBALFOUNDRIES INC.	GFS	Equity
GRUPO FINANCIERO GALICIA S.A.	GGAL	Equity
GERDAU S.A. (ADR)	GGB	Equity
GRACO, INC.	GGG	Equity
GORES GUGGENHEIM INC	GGPI	Equity
Guardant Health, Inc.	GH	Equity
Greenhill & Co., Inc.	GHL	Equity
CGI Group Inc.	GIB	Equity
G-III Apparel Group Ltd	GIII	Equity
Gildan Activewear Inc	GIL	Equity
GILEAD SCIENCES INC.	GILD	Equity
Gilat Satellite Networks Ltd.	GILT	Equity
GENERAL MILLS, INC.	GIS	Equity
Glaukos Corporation	GKOS	Equity
Globe Life Inc.	GL	Equity
Gladstone Capital Corporation	GLAD	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
GLOBAL ONLINE LTD	GLBE	Equity
GLOBUS MARITIME LIMITED	GLBS	Equity
SPDR GOLD TRUST	GLD	ETF
Great Lakes Dredge & Dock	GLDD	Equity
ProShares UltraShort Gold	GLL	ETF
GALMED PHARMACEUTICALS LTD.	GLMD	Equity
Golar LNG ltd	GLNG	Equity
Globant S.A.	GLOB	Equity
GasLog Partners LP	GLOP	Equity
Global Partners LP	GLP	Equity
Galapagos NV	GLPG	Equity
Gaming and Leisure Properties Inc	GLPI	Equity
Greenlight Capital Re, Ltd.	GLRE	Equity
Glatfelter Corporation	GLT	Equity
CORNING INC.	GLW	Equity
GlycoMimetics, Inc.	GLYC	Equity
GENERAL MOTORS COMPANY	GM	Equity
Genmab A/S	GMAB	Equity
ESPORTS ENTERTAINMENT GROUP	GMBL	Equity
GAMIDA CELL LTD	GMDA	Equity
GAMESTOP CORPORATION	GME	Equity
GLOBUS MEDICAL, INC.	GMED	Equity
Global Medical REIT Inc.	GMRE	Equity
GMS Inc.	GMS	Equity
Gemini Therapeutics, Inc.	GMTX	Equity
Genie Energy Ltd.	GNE	Equity
GENCO SHIPPING & TRADING LTD	GNK	Equity
Global Net Lease, Inc.	GNL	Equity
GREENLANE HOLDINGS, INC	GNLN	Equity
Genprex, Inc.	GNPX	Equity
Generac Holdings Inc	GNRC	Equity
Genasys Inc.	GNSS	Equity
GENTEX CORP.	GNTX	Equity
Genius Brands International, Inc.	GNUS	Equity
GENWORTH FINANCIAL INC.	GNW	Equity
Grocery Outlet Holding Corp	GO	Equity
GOHEALTH INC	GOCO	Equity
1847 GOEDEKER INC	GOED	Equity
Canoo Inc.	GOEV	Equity
Golden Ocean Group Limited	GOGL	Equity
GOGO, INC.	GOGO	Equity
GOL LINHAS AEREAS INTELIGENTIEGOL LINHAS AEREAS INT	GOL	Equity
Barrick Gold Corporation	GOLD	Equity
Gladstone Commercial Corporation	GOOD	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Alphabet Inc. Class C	GOOG	Equity
Alphabet Inc. Class A	GOOGL	Equity
Canada Goose Holdings Inc.	GOOS	Equity
Gold Resource Corporation	GORO	Equity
Gossamer Bio Inc	GOSS	Equity
GSX Techedu Inc.	GOTU	Equity
GREENPOWER MOTOR COMPANY INC.	GP	Equity
GENUINE PARTS	GPC	Equity
GROUP 1 AUTOMOTIVE INC.	GPI	Equity
Graphic Packaging Holding Company	GPK	Equity
Granite Point Mortage Trust Inc.	GPMT	Equity
GLOBAL PAYMENTS INC.	GPN	Equity
GREEN PLAINS PARTNERS LP	GPP	Equity
Green Plains Renewable Energy, Inc.	GPRE	Equity
Geopark Ltd	GPRK	Equity
GOPRO, INC.	GPRO	Equity
GAP INC.	GPS	Equity
Grab Holdings Limited	GRAB	Equity
GRAYBUG VISION INC	GRAY	Equity
Green Brick Partners, Inc.	GRBK	Equity
GREENIDGE GENERATION HOLDINGS INC	GREE	Equity
Global X MSCI Greece ETF	GREK	ETF
Grifols SA	GRFS	Equity
GARMIN LTD.	GRMN	Equity
GROM SOCIAL ENTERPRISES, INC.	GROM	Equity
U.S. Global Investors, Inc.	GROW	Equity
GOLD ROYALTY CORP.	GROY	Equity
GROUPON, INC.	GRPN	Equity
GRITSTONE ONCOLOGY INC	GRTS	Equity
GALERA THERAPEUTICS, INC.	GRTX	Equity
GrowGeneration Corp.	GRWG	Equity
THE GOLDMAN SACHS GROUP, INC.	GS	Equity
Globalstar, Inc	GSAT	Equity
GOLDMAN SACHS BDC, INC	GSBD	Equity
iShares S&P GSCI Commodity Indexed Trust	GSG	ETF
Goosehead Insurance, Inc	GSHD	Equity
GLAXOSMITHKLINE PLC	GSK	Equity
GLOBAL SHIP LEASE, INC.	GSL	Equity
Globe Specialty Metals Inc	GSM	Equity
GOODYEAR TIRE & RUBBER COMPANY	GT	Equity
GT BIOPHARMA INC	GTBP	Equity
Gran Tierra Energy Inc.	GTE	Equity
Gates Industrial Corporation plc	GTES	Equity
G1 Therapeutics, Inc.	GTHX	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Good Times Restaurants Inc.	GTIM	Equity
GITLAB INC	GTLB	Equity
Chart Industries Inc	GTLS	Equity
Gray Television, Inc.	GTN	Equity
Garrett Motion Inc.	GTX	Equity
Getty Realty Corp.	GTY	Equity
GTY TECHNOLOGY HOLDINGS INC	GTYH	Equity
Direxion Dly S&P Oil&Gs Ex&Prd Bl 3X ETF	GUSH	ETF
Granite Construction Incorporated	GVA	Equity
ESS Tech, Inc.	GWH	Equity
Guidewire Software, Inc.	GWRE	Equity
GRAINGER, W.W. INC.	GWW	Equity
Global X MSCI Colombia ETF	GXG	ETF
GXO LOGISTICS INC	GXO	Equity
Hyatt Hotels Corporation	H	Equity
Hawaiian Holdings, Inc.	HA	Equity
HEALTH ASSURANCE ACQUISITION CORPRP	HAAC	Equity
PureFunds ISE Cyber Security ETF	HACK	ETF
Haemonetics Corporation	HAE	Equity
THE HAIN CELESTIAL GROUP, INC.	HAIN	Equity
HALLIBURTON COMPANY	HAL	Equity
Hallmark Financial Services, Inc.	HALL	Equity
Halozyme Therapeutics Inc.	HALO	Equity
Harpoon Therapeutics, Inc.	HARP	Equity
HASBRO INC.	HAS	Equity
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	HASI	Equity
HAYWARD HOLDINGS INC	HAYW	Equity
HUNTINGTON BANCSHARES INCORPORATED	HBAN	Equity
Hanesbrands Inc.	HBI	Equity
Harvard Bioscience, Inc.	HBIO	Equity
HudBay Minerals, Inc.	HBM	Equity
HCA HOLDINGS, INC.	HCA	Equity
Health Catalyst, Inc.	HCAT	Equity
Warrior Met Coal, Inc.	HCC	Equity
HCI Group, Inc.	HCI	Equity
HENNESSY CAPITAL INVESTMENT	HCIC	Equity
HUTCHMED (China) Limited	HCM	Equity
HASHICORP, INC.	HCP	Equity
Healthcare Services Group, Inc.	HCSG	Equity
THE HOME DEPOT, INC.	HD	Equity
HDFC BANK LTD	HDB	Equity
AdvisorShares Ranger Equity Bear ETF	HDGE	ETF
Hudson Technologies, Inc.	HDSN	Equity
iShares High Dividend Equity Fund	HDV	ETF

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Hawaiian Electric Industries Inc.	HE	Equity
Turtle Beach Corporation	HEAR	Equity
WisdomTree Europe Hedged Equity Fund	HEDJ	ETF
H&E Equipment Services, Inc.	HEES	Equity
HEICO Corporation	HEI	Equity
HELEN OF TROY LTD	HELE	Equity
Holly Energy Partners L.P.	HEP	Equity
HEPION PHARMACEUTICALS, INC.	HEPA	Equity
GLOBAL X VIDEO GAMES & ESPORTS ETF	HERO	ETF
HESS CORPORATION	HES	Equity
Hess Midstream LP	HESM	Equity
HEXO Corp.	HEXO	Equity
HUMANIGEN INC	HGEN	Equity
Hilton Grand Vacations Inc.	HGV	Equity
The Howard Hughes Corporation	HHC	Equity
Hillenbrand Inc	HI	Equity
Hibbett Sports Inc	HIBB	Equity
DIREXION DAILY S&P 500 HIGH BETA BEAR 3X SHARES	HIBS	ETF
THE HARTFORD FINANCIAL SERVICES GROUP, INC.	HIG	Equity
Huntington Ingalls Industries, Inc.	HII	Equity
Hims & Hers Health, Inc.	HIMS	Equity
Himax Technologies, Inc.	HIMX	Equity
Hippo Holdings Inc.	HIPO	Equity
HIGH TIDE, INC.	HITI	Equity
HIVE BLOCKCHAIN TECHNOLOGIES LTD.	HIVE	Equity
HIGHWOODS PROPERTIES, INC.	HIW	Equity
DIREXION HYDROGEN ETF	HJEN	ETF
HECLA MINING COMPANY	HL	Equity
HERBALIFE LTD.	HLF	Equity
Heliogen, Inc.	HLGN	Equity
Harmonic Inc	HLIT	Equity
HOLLEY INC.	HLLY	Equity
Hillman Solutions Corporation	HLMN	Equity
HILTON WORLDWIDE HOLDINGS INC.	HLT	Equity
CUE HEALTH INC	HLTH	Equity
HELIX ENERGY SOLUTIONS GROUP INC	HLX	Equity
HONDA MOTOR COMPANY LTD	HMC	Equity
HARMONY GOLD MINING COMPANY LIMITED	HMY	Equity
HUANENG POWER INTERNATIONAL, INC. ADS	HNP	Equity
THE HONEST COMPANY, INC	HNST	Equity
HALL OF FAME RESORT & ENTERTAINMENT COMPANY	HOFV	Equity
HARLEY-DAVIDSON, INC.	HOG	Equity
Hollysys Automation Technologies Ltd.	HOLI	Equity
HOLOGIC, INC.	HOLX	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Home Bancshares, Inc.	HOMB	Equity
HONEYWELL INTERNATIONAL INC.	HON	Equity
HARBORONE BANCORP INC	HONE	Equity
Robinhood Markets, Inc.	HOOD	Equity
HOOKIPA PHARMA, INC.	HOOK	Equity
Anywhere Real Estate Inc.	HOUS	Equity
Anywhere Real Estate Inc.	RLGY	Equity
WEREWOLF THERAPEUTICS, INC.	HOWL	Equity
HELMERICH & PAYNE INC	HP	Equity
Hewlett Packard Enterprise Company	HPE	Equity
Hudson Pacific Properties Inc.	HPP	Equity
HP Inc.	HPQ	Equity
HealthEquity, Inc.	HQY	Equity
Healthcare Realty Trust Incorporated	HR	Equity
H&R BLOCK, INC.	HRB	Equity
Herc Holdings Inc.	HRI	Equity
HORMEL FOODS CORPORATION	HRL	Equity
Harrow Health Inc	HROW	Equity
Heritage Insurance Holdings, Inc.	HRTG	Equity
Heron Therapeutics, Inc.	HRTX	Equity
Horizon Technology Finance Corp	HRZN	Equity
HSBC HOLDINGS PLC	HSBC	Equity
Harsco Corporation	HSC	Equity
Henry Schein, Inc.	HSIC	Equity
Heidrick & Struggles International Inc.	HSII	Equity
Host Hotels & Resorts	HST	Equity
HealthStream Inc	HSTM	Equity
HERSHEY CO THE	HSY	Equity
Hersha Hospitality Trust	HT	Equity
Healthcare Trust of America Inc.	HTA	Equity
Hercules Capital, Inc.	HTGC	Equity
Hilltop Holdings Inc.	HTH	Equity
China Lodging Group, Limited	HTHT	Equity
HEARTLAND EXPRESS, INC.	HTLD	Equity
FUSION FUEL GREEN PLC	HTOO	Equity
Hertz Global Holdings, Inc.	HTZ	Equity
Hub Group, Inc.	HUBG	Equity
HubSpot, Inc.	HUBS	Equity
FSD Pharma Inc.	HUGE	Equity
USHG ACQUISITION CORP. CLASS A	HUGS	Equity
HUMANA INC.	HUM	Equity
Humacyte, Inc.	HUMA	Equity
HUNTSMAN CORPORATION	HUN	Equity
Huron Consulting Group, Inc.	HURN	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
HOUSTON AMERICAN ENERGY CORPORATION	HUSA	Equity
HUT 8 MINING CORP	HUT	Equity
HUYA Inc.	HUYA	Equity
Haverty Furniture Companies, Inc	HVT	Equity
Hancock Whitney Corporation	HWC	Equity
Howmet Aerospace Inc	HWM	Equity
HEXCEL CORPORATION	HXL	Equity
Market Vectors High Yield Municipal Index ETF	HYD	ETF
HYDROFARM HOLDINGS GROUP, INC	HYFM	Equity
ISHARES IBOXX $ HIGH YIELD CORPORATE BOND	HYG	ETF
AdvisorShares Peritus High Yield ETF	HYLD	ETF
Hyliion Holdings Corporation	HYLN	Equity
HYCROFT MINING HOLDING	HYMC	Equity
HyreCar Inc.	HYRE	Equity
Hyzon Motors Inc.	HYZN	Equity
Horizon Global Corporation	HZN	Equity
Horizon Pharma, Inc.	HZNP	Equity
MARINEMAX , INC.	HZO	Equity
HORIZON ACQUISITION CORP. II	HZON	Equity
IAA, Inc.	IAA	Equity
IAC/InterActiveCorp	IAC	Equity
IAMGOLD CORPORATION	IAG	Equity
iShares U.S. Broker-Dealers & Sec. Exchanges ETF	IAI	ETF
Integra LifeSciences Holdings Corporation	IART	Equity
iShares US Regional Banks	IAT	ETF
iShares Gold Trust	IAU	ETF
ISHARES NASDAQ BIOTECHNOLOGY	IBB	ETF
Independent Bank Corp/MI	IBCP	Equity
iBio, Inc.	IBIO	Equity
Interactive Brokers Group Inc	IBKR	Equity
INTERNATIONAL BUSINESS MACHINES CORPORATION	IBM	Equity
ICICI BANK LIMITED	IBN	Equity
Installed Building Products, Inc.	IBP	Equity
ImmunityBio, Inc.	IBRX	Equity
iCAD Inc.	ICAD	Equity
Intercontinental Exchange Inc	ICE	Equity
ISHARES COHEN & STEERS REALTY MAJORS INDEX FUND	ICF	ETF
Ichor Holdings, Ltd.	ICHR	Equity
ICL GROUP LTD.ICL GROUP LTD.	ICL	Equity
iClick Interactive Asia Group Limited	ICLK	Equity
iShares Global Clean Energy ETF	ICLN	ETF
ICON Public Limited Company	ICLR	Equity
INTERCEPT PHARMACEUTICALS, INC.	ICPT	Equity
ICU MEDICAL, INC.	ICUI	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
ICOSAVAX, INC.	ICVX	Equity
IDACORP, INC.	IDA	Equity
INTERDIGITAL, INC.	IDCC	Equity
Ideanomics, Inc.	IDEX	Equity
Intellicheck, Inc.	IDN	Equity
IDERA PHARMACEUTICALS, INC.	IDRA	Equity
ISHARES SELF-DRIVING EV AND TECH ETF	IDRV	ETF
IDT Corporation	IDT	Equity
iShares International Select Dividend ETF	IDV	ETF
IDEXX Laboratories, Inc.	IDXX	Equity
IDEAYA BIOSCIENCES, INC.	IDYA	Equity
INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.	IEA	Equity
iShares 7 -10 Year Treasury Bond ETF	IEF	ETF
iShares Core MSCI EAFE ETF	IEFA	ETF
iShares 3-7 Year Treasury Bond ETF	IEI	ETF
iShares Core MSCI Emerging Markets	IEMG	ETF
iShares U.S. Oil&Gas Explor&Prodtn	IEO	ETF
ICAHN ENTERPRISES, L.P.	IEP	Equity
iShares Europe	IEV	ETF
IDEX Corporation	IEX	Equity
iShares U.S. Oil Equipment&Services	IEZ	ETF
International Flavors & Fragrances Inc.	IFF	Equity
InflaRx N.V.	IFRX	Equity
IG ACQUISITION CORP	IGAC	Equity
iSharesTrustiShares 5-10 Yr Inv Grade Corp BondETF	IGIB	ETF
iShares Expanded Tech Sector ETF	IGM	ETF
IGM Biosciences, Inc	IGMS	Equity
iShares North American Tech-Multimd Ntwk	IGN	ETF
International Game Technology Plc	IGT	Equity
Tech-Software Sector ETF	IGV	ETF
iShares U.S. Medical Devices ETF	IHI	ETF
iHeartMedia Inc	IHRT	Equity
INSTEEL INDUSTRIES INC	IIIN	Equity
I3 VERTICALS INC	IIIV	Equity
Innovative Industrial Properties, Inc.	IIPR	Equity
II-VI INCORPORATED	IIVI	Equity
iShares Core S&P Mid-Cap ETF	IJH	ETF
iShares Core S&P Small-Cap ETF	IJR	ETF
iShares S&P Small-Cap 600 Value	IJS	ETF
iShares Latin America 40	ILF	ETF
ILLUMINA INC.	ILMN	Equity
I-MAB	IMAB	Equity
IMAX CORPORATION	IMAX	Equity
IMEDIA BRANDS, INC	IMBI	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
IM CANNABIS CORP	IMCC	Equity
IMMUNOGEN INC	IMGN	Equity
Impac Mortgage Holdings Inc.	IMH	Equity
Ingles Markets, Incorporated	IMKTA	Equity
IMMUTEP LTD	IMMP	Equity
IMMERSION CORP	IMMR	Equity
IMMUNOME, INC	IMNM	Equity
IMPERIAL OIL LTD.	IMO	Equity
AEA BRIDGES IMPACT CORPORATION	IMPX	Equity
IMMATICS N.V.	IMTX	Equity
Immunic, Inc	IMUX	Equity
IMV Inc	IMV	Equity
IMMUNOVANT INC	IMVT	Equity
INTERNATIONAL MONEY EXPRESS, INC.	IMXI	Equity
INHIBRX INC	INBX	Equity
INCYTE GENOMICS INC	INCY	Equity
iShares MSCI India	INDA	ETF
indie Semiconductor, Inc	INDI	Equity
Direxion Daily India Bull 3x ETF	INDL	ETF
INFORMATICA, INC.	INFA	Equity
INFINITY PHARMACEUTICALS, INC.	INFI	Equity
HORIZON KINETICS INFLATION BENEFICIARIES ETF	INFL	ETF
Infinera Corporation	INFN	Equity
INFOSYS LTD.	INFY	Equity
ING GROEP N.V.	ING	Equity
Inogen, Inc.	INGN	Equity
Ingredion Incorporated	INGR	Equity
IMMUNE BIO INC	INMB	Equity
InMode Ltd.	INMD	Equity
Summit Hotel Properties, Inc.	INN	Equity
INNOVAGE HOLDING CORP	INNV	Equity
INOVIO PHARMACEUTICALS, INC.	INO	Equity
Innodata Inc	INOD	Equity
INSPIRED ENTERTAINMENT, INC.	INSE	Equity
Inseego Corporation	INSG	Equity
Insmed, Inc.	INSM	Equity
Inspire Medical Systems Inc	INSP	Equity
International Seaways, Inc	INSW	Equity
World Fuel Services Corporation	INT	Equity
INTEL CORPORATION	INTC	Equity
INTEST CORPORATION	INTT	Equity
INTUIT CORP	INTU	Equity
INTRUSION INC	INTZ	Equity
Innoviva, Inc.	INVA	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Identiv Inc.	INVE	Equity
Invitation Homes Inc.	INVH	Equity
Innoviz Technologies Ltd.	INVZ	Equity
IonQ, Inc	IONQ	Equity
Ionis Pharmaceuticals, Inc.	IONS	Equity
SAMSARA, INC.	IOT	Equity
Iovance Biotherapeutics, Inc.	IOVA	Equity
INTERNATIONAL PAPER COMPANY	IP	Equity
IMMUNOPRECISE ANTIBODIES LTD.	IPA	Equity
THE INTERPUBLIC GROUP OF COMPANIES, INC.	IPG	Equity
IPG Photonics Corp	IPGP	Equity
Intrepid Potash, Inc.	IPI	Equity
Renaissance IPO ETF	IPO	ETF
SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORPORATION I	IPOD	Equity
SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORPORATION V	IPOF	Equity
iQIYI, Inc.	IQ	Equity
IQVIA Holdings Inc.	IQV	Equity
INGERSOLL-RAND PLC	IR	Equity
iShares Robo and Artificial Intel Multisector ETF	IRBO	ETF
iRobot Corporation	IRBT	Equity
Iridium Communications Inc.	IRDM	Equity
IRON MOUNTAIN INC. (elec div)	IRM	Equity
IronNet, Inc.	IRNT	Equity
Independence Realty Trust, Inc.	IRT	Equity
iRhythm Technologies, Inc	IRTC	Equity
Ironwood Pharmaceuticals Inc	IRWD	Equity
ironSource Ltd.	IS	Equity
IVERIC bio, Inc.	ISEE	Equity
INSPIRATO INCORPORATED	ISPO	Equity
INTUITIVE SURGICAL, INC.	ISRG	Equity
ISUN, INC.	ISUN	Equity
Gartner, Inc.	IT	Equity
iShares US Aerospace and Defense ETF	ITA	ETF
ISHARES U.S. HOME CONSTRUCTION ETF	ITB	ETF
Intra-Cellular Therapies, Inc.	ITCI	Equity
Integer Holdings Corporation	ITGR	Equity
Iteris, Inc.	ITI	Equity
iTeos Therapeutics, Inc.	ITOS	Equity
iShares Core S&P Total U.S. Stock Market ETF	ITOT	ETF
IT Tech Packaging, Inc.	ITP	Equity
ITRON, INC.	ITRI	Equity
ITT Inc.	ITT	Equity
ITAU UNIBANCO HOLDING S.A.	ITUB	Equity
ILLINOIS TOOL WORKS INC.	ITW	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Intevac Inc.	IVAC	Equity
Invacare Corporation	IVC	Equity
iShares S&P 500 Value Index Fund	IVE	ETF
QUADRATIC INTEREST RATE VOL. AND INFLATION ETF	IVOL	ETF
INVESCO MORTGAGE CAPITAL INCCOM	IVR	Equity
iShares Core S&P 500 ETF	IVV	ETF
iShares S&P 500 Growth ETF	IVW	ETF
Invesco Ltd	IVZ	Equity
iShares Russell 1000	IWB	ETF
iSHARES RUSSELL MICROCAP INDEX	IWC	ETF
ISHARES RUSSELL 1000 VALUE ETF	IWD	ETF
iShares Russell 1000 Growth ETF	IWF	ETF
ISHARES RUSSELL 2000 INDEX	IWM	ETF
ISHRS RUSSELL 2000 VALUE ETF	IWN	ETF
ISHRS RUSSELL 2000 GROWTH INDX	IWO	ETF
iShares Russell Midcap Growth Index Fund ETF	IWP	ETF
ISHARES RUSSELL MIDCAP INDEX FUND	IWR	ETF
ISHARES RUSSELL MIDCAP VALUE INDEX FUND	IWS	ETF
ISHARES RUSSELL 3000 INDX	IWV	ETF
ISHARES DJ US ENERGY SECTOR ETF	IYE	ETF
ISHARES DOW JONES U.S. BASIC MATERIALS SECT	IYM	ETF
ISHARES DOW JONES US REAL ESTATE	IYR	ETF
ISHARES DOW JONES TRANSPORTATION AVERAGE	IYT	ETF
iShares US Technology	IYW	ETF
iShares US Telecommunications	IYZ	ETF
IZEA WORLDWIDE, INC.	IZEA	Equity
Jacobs Engineering Group Inc.	J	Equity
JACK IN THE BOX, INC	JACK	Equity
JAGUAR HEALTH, INC.	JAGX	Equity
Jamf Holding Corp	JAMF	Equity
Jazz Pharmaceuticals Plc	JAZZ	Equity
JB HUNT TRANSPORT SERVICES INC.	JBHT	Equity
Janus International Group, Inc.	JBI	Equity
JABIL CIRCUIT INC.	JBL	Equity
JETBLUE AIRWAYS CORPORATI	JBLU	Equity
John Bean Technologies Corporation	JBT	Equity
Johnson Controls International plc	JCI	Equity
JD.COM, INC.	JD	Equity
DIREXION DAILY JR GLD MNRS BEAR 3X ETF	JDST	ETF
Jefferies Financial Group Inc.	JEF	Equity
JELD-WEN Holding, Inc	JELD	Equity
JPMORGAN EQUITY PREMIUM INCOME ETF	JEPI	ETF
US Global Jets ETF	JETS	ETF
JIAYIN GROUP INC.	JFIN	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
AURORA MOBILE LTD.	JG	Equity
Janus Henderson Group Plc	JHG	Equity
IPATH B BLOOMBERG COPPER TOTAL RETURN ETN	JJC	ETF
IPATH SERIES B BLOOMBERG NICKEL SUBINDEX TOTAL RET	JJN	ETF
Jack Henry & Associates Inc.	JKHY	Equity
Jinkosolar Holding Company Limited	JKS	Equity
Jones Lang LaSalle Incorporated	JLL	Equity
Jumia Technologies AG	JMIA	Equity
Jounce Therapeutics, Inc.	JNCE	Equity
JOHNSON & JOHNSON	JNJ	Equity
SPDR BARCLAYS HIGH YIELD BOND	JNK	ETF
JUNIPER NETWORKS, INC.	JNPR	Equity
DIREXION DAILY JR GLD MNRS BULL 3X ETF	JNUG	ETF
iPath Series B Bloomberg Coffee Subindex Total Return ET	JO	ETF
JOANN, INC.	JOAN	Equity
Joby Aviation, Inc.	JOBY	Equity
ST. JOE CORPORATION	JOE	Equity
JPMORGAN CHASE & COMPANY	JPM	Equity
JASPER THERAPEUTICS INC	JSPR	Equity
NORDSTROM INC.	JWN	Equity
JACKSON FINANCIAL INCORPORATION	JXN	Equity
JOINT CORP	JYNT	Equity
KELLOGG COMPANY	K	Equity
Kala Pharmaceuticals Inc	KALA	Equity
Kaiser Aluminum Corporation	KALU	Equity
KALVISTA PHARMACEUTICALS INC	KALV	Equity
KAR AUCTION SERVICES, INC.	KAR	Equity
KraneShares Bosera MSCI China A ETF	KBA	ETF
Kimball International, Inc.	KBAL	Equity
SPDR S&P BANK ETF	KBE	ETF
KB HOME	KBH	Equity
KUBIENT INC	KBNT	Equity
KBR, Inc.	KBR	Equity
PowerShares KBW Bank ETF	KBWB	ETF
Kingsoft Cloud Holdings Limited	KC	Equity
KYNDRYL HOLDINGS INCORPORATION	KD	Equity
Chinook Therapeutics	KDNY	Equity
Keurig Dr. Pepper Inc.	KDP	Equity
Kelly Services Inc	KELYA	Equity
KOREA ELECTRIC POWER CORP.	KEP	Equity
AKERNA CORP.	KERN	Equity
KIRBY CORPORATION	KEX	Equity
KEYCORP	KEY	Equity
Keysight Technologies Inc.	KEYS	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Kforce Inc	KFRC	Equity
KORN/FERRY INTERNATIONAL	KFY	Equity
KINROSS GOLD CORPORATION	KGC	Equity
The Kraft Heinz Company	KHC	Equity
ORTHOPEDIATRICS CORP	KIDS	Equity
SPDR S&P Insurance ETF	KIE	ETF
KIMCO REALTY CORP.	KIM	Equity
Nextdoor Holdings, Inc.	KIND	Equity
Kirkland's Inc.	KIRK	Equity
KKR & Co. LP	KKR	Equity
KLA-TENCOR CORPORATION	KLAC	Equity
KULICKE AND SOFFA IND INC	KLIC	Equity
KALEYRA INC	KLR	Equity
KALTURA, INC.	KLTR	Equity
KIMBERLY-CLARK CORPORATION	KMB	Equity
KAMADA LTD	KMDA	Equity
KINDER MORGAN, INC.	KMI	Equity
KEMPHARM, INC.	KMPH	Equity
Kennametal Inc.	KMT	Equity
CARMAX INC.	KMX	Equity
KNOWLES CORPORATION	KN	Equity
KNOWBE4, INC.	KNBE	Equity
Kandi Technologies Corporation	KNDI	Equity
KNOT Offshore Partners LP	KNOP	Equity
Kiniksa Pharmaceuticals, Ltd	KNSA	Equity
Kinsale Capital Group Inc	KNSL	Equity
Knight-Swift Transportation Holdings Inc.	KNX	Equity
THE COCA-COLA COMPANY	KO	Equity
Kodiak Sciences Inc	KOD	Equity
Eastman Kodak Company	KODK	Equity
ProShares UltraShort Bloomberg Natrl Gas	KOLD	ETF
Koppers Holdings, Inc.	KOP	Equity
Kopin Corporation	KOPN	Equity
Kosmos Energy Ltd	KOS	Equity
Katapult Holdings, Inc.	KPLT	Equity
KARYOPHARM THERAPEUTICS, INC.	KPTI	Equity
THE KROGER COMPANY	KR	Equity
KraneShares Global Carbon Strategy ETF	KRBN	ETF
KIROMIC BIOPHARMA, INC.	KRBP	Equity
Kilroy Realty Corp.	KRC	Equity
SPDR S&P REGIONAL BANKING ETF	KRE	ETF
KKR REAL ESTATE FINANCE TRUST INC.	KREF	Equity
Sundial Growers Inc	KRMD	Equity
Kornit Digital Ltd.	KRNT	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Kearny Financial Corp.	KRNY	Equity
Kronos Worldwide, Inc.	KRO	Equity
KRONOS BIO INC	KRON	Equity
KIMBELL ROYALTY PARTNERS LP	KRP	Equity
Karuna Therapeutics, Inc	KRTX	Equity
KRYSTAL BIOTECH, INC.	KRYS	Equity
KOHL'S CORPORATION	KSS	Equity
KT Corp.	KT	Equity
Kontoor Brands, Inc.	KTB	Equity
Key Tronic Corporation	KTCC	Equity
Kratos Defense & Security Solutions, Inc.	KTOS	Equity
KULR TECHNOLOGY GROUP INC	KULR	Equity
Kura Oncology, Inc	KURA	Equity
Kennedy-Wilson Holdings Inc.	KW	Equity
KraneShares CSI China Internet ETF	KWEB	ETF
KAIXIN AUTO HOLDINGS	KXIN	Equity
KYMERA THERAPEUTICS INC	KYMR	Equity
Kayne Anderson MLP Investment Company	KYN	Equity
KAZIA THERAPEUTICS LTD	KZIA	Equity
KEZAR LIFE SCIENCES INC	KZR	Equity
LOEWS CORPORATION	L	Equity
Standard BioTools Inc	LAB	Equity
Direxion Daily S&P Biotech Bear 3X ETF	LABD	ETF
Direxion Daily S&P Biotech Bull 3X ETF	LABU	ETF
Lithium Americas Corp	LAC	Equity
Lithia Motors Inc	LAD	Equity
Ladder Capital Corp	LADR	Equity
Lakeland Industries, Inc.	LAKE	Equity
LAMAR ADVERTISING COMPANY	LAMR	Equity
Gladstone Land Corporation	LAND	Equity
nLIGHT, Inc	LASR	Equity
Laureate Education, Inc.	LAUR	Equity
CS DISCO, INC	LAW	Equity
LAZARD LTD.	LAZ	Equity
Luminar Technologies Inc	LAZR	Equity
LAZYDAYS HOLDINGS, INC.	LAZY	Equity
Liberty Broadband Corporation	LBRDK	Equity
Liberty Oilfield Services Inc	LBRT	Equity
LIBERTY GLOBAL INC	LBTYA	Equity
LIBERTY GLOBAL PLC	LBTYK	Equity
LendingClub Corporation	LC	Equity
LANNETT COMPANY, INC.	LCI	Equity
Lucid Group, Inc. (LCID)	LCID	Equity
LCI Industries (LCII)	LCII	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Lineage Cell Therapeutics, Inc	LCTX	Equity
LIFETIME BRANDS, INC	LCUT	Equity
LOANDEPOT, INC.	LDI	Equity
LUMOS NETWORKS CORPORATION	LDOS	Equity
LANDS' END, INC.	LE	Equity
Lear Corporation	LEA	Equity
RIBBIT LEAP LIMITED	LEAP	Equity
Lincoln Electric Holdings, Inc.	LECO	Equity
LEGGETT & PLATT, INC.	LEG	Equity
LEGEND BIOTECH CORP	LEGN	Equity
LENNAR CORPORATION	LEN	Equity
LESLIES INC	LESL	Equity
CENTRUS ENERGY CORP.	LEU	Equity
Lion Electric Company	LEV	Equity
Levi Strauss & Co.	LEVI	Equity
CHINA LIFE INSURANCE CO., LTD.	LFC	Equity
Archaea Energy Inc.	LFG	Equity
Leafly Holdings, Inc.	LFLY	Equity
LifeMD, Inc.	LFMD	Equity
LIFESTANCE HEALTH GROUP, INC.	LFST	Equity
LEFTERIS ACQUISITION CORP	LFTR	Equity
Lifevantage Corporation	LFVN	Equity
Lions Gate Entertainment Corp.	LGFA	Equity
Lions Gate Entertainment Corporation	LGFB	Equity
LION GROUP HOLDING LTD.	LGHL	Equity
LGI Homes, Inc.	LGIH	Equity
LogicMark, Inc	LGMK	Equity
Ligand Pharmaceuticals Inc.	LGND	Equity
Largo Inc.	LGO	Equity
LABORATORY CORP OF AMER HLDG	LH	Equity
LHC Group, Inc.	LHCG	Equity
LUCIRA HEALTH, INC.	LHDX	Equity
L3Harris Technologies, Inc.	LHX	Equity
Li Auto Inc.	LI	Equity
Li-Cycle Holdings Corporation	LICY	Equity
AEye, Inc.	LIDR	Equity
ATYR PHARMA, INC.	LIFE	Equity
LENNOX INTERNATIONAL, INC.	LII	Equity
LiLAC Group	LILA	Equity
Liberty LiLAC Group	LILAK	Equity
Lilium N.V.	LILM	Equity
Linde plc	LIN	Equity
Lincoln Educational Services Corporation	LINC	Equity
Lindblad Expeditions Holdings, Inc	LIND	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
LIQTECH INTERNATIONAL, INC.	LIQT	Equity
Global X Lithium & Battery ETF	LIT	ETF
Lumentum Holdings Inc.	LITE	Equity
LivaNova PLC	LIVN	Equity
La Jolla Pharmaceutical Company	LJPC	Equity
LKQ Corporation	LKQ	Equity
Lumber Liquidators Holdings Inc	LL	Equity
ELI LILLY AND COMPANY	LLY	Equity
LeMaitre Vascular Inc.	LMAT	Equity
LIMBACH HOLDINGS, INC.	LMB	Equity
LM FUNDING AMERICA INC	LMFA	Equity
Lemonade, Inc	LMND	Equity
LIMINAL BIOSCIENCES INC.	LMNL	Equity
LOCKHEED MARTIN CORPORATION	LMT	Equity
LINCOLN NATIONAL CORPORATION	LNC	Equity
Landec Corporation	LNDC	Equity
CHENIERE ENERGY, INC.	LNG	Equity
Lindsay Corporation	LNN	Equity
Alliant Energy Corporation	LNT	Equity
Lantheus Holdings, Inc	LNTH	Equity
Light & Wonder, Inc.	LNW	Equity
Live Oak Bancshares, Inc	LOB	Equity
EL POLLO LOCO HOLDINGS, INC.	LOCO	Equity
Comstock Mining, Inc.	LODE	Equity
Logitech International S.A.	LOGI	Equity
Loma Negra Cia Industrial Argentina SA	LOMA	Equity
Loop Industries, Inc	LOOP	Equity
Grand Canyon Education, Inc.	LOPE	Equity
CARLOTZ, INC.	LOTZ	Equity
SPARK NETWORKS SE	LOV	Equity
The Lovesac Company	LOVE	Equity
LOWE'S COMPANIES INC.	LOW	Equity
Lipocine Inc.	LPCN	Equity
Dorian LPG Ltd	LPG	Equity
Laredo Petroleum Holdings, Inc.	LPI	Equity
LG Display Co., Ltd.	LPL	Equity
LPL Financial Holdings Inc.	LPLA	Equity
OPEN LENDING CORPORATION	LPRO	Equity
LivePerson, Inc.	LPSN	Equity
LEAP THERAPEUTICS, INC	LPTX	Equity
LOUISIANA-PACIFIC CORPORATION	LPX	Equity
iShares iBoxx $ Invst Grade Crp Bond	LQD	ETF
Liquidia Corporation	LQDA	Equity
LIQUIDITY SERVICES, INC.	LQDT	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
LAM RESEARCH CORPORATION	LRCX	Equity
LARIMAR THERAPEUTICS, INC.	LRMR	Equity
K12, Inc.	LRN	Equity
Lesaka Technologies, Inc.	LSAK	Equity
Lattice Semiconductor Corporation	LSCC	Equity
Life Storage, Inc.	LSI	Equity
LIGHTSPEED POS, INC.	LSPD	Equity
LANDSTAR SYSTEM INC	LSTR	Equity
The Liberty SiriusXM Group	LSXMA	Equity
LIBERTY MEDIA CORP- SIRIUSXM	LSXMK	Equity
LTC Properties Inc.	LTC	Equity
Latch, Inc.	LTCH	Equity
Livent Corporation	LTHM	Equity
Liberty TripAdvisor Holdings, Inc.	LTRPA	Equity
LANTRONIX, INC.	LTRX	Equity
LOTTERY.COM, INC.	LTRY	Equity
LUFAX HOLDING LTD	LU	Equity
LULULEMON ATHLETICA INC.	LULU	Equity
CenturyLink, Inc.	LUMN	Equity
LUNA INNOVATIONS INC	LUNA	Equity
PULMONX CORP	LUNG	Equity
SOUTHWEST AIRLINES COMPANY	LUV	Equity
LUX HEALTH TECH ACQUISITION CORP.	LUXA	Equity
LiveOne, Inc.	LVO	Equity
LiveVox Holding, Inc.	LVOX	Equity
LAS VEGAS SANDS CORPORATION	LVS	Equity
Lamb Weston Holdings, Inc.	LW	Equity
LIGHTWAVE LOGIC, INC.	LWLG	Equity
LexinFintech Holdings Ltd.	LX	Equity
Lexington Realty Trust	LXP	Equity
Lexicon Pharmaceuticals, Inc.	LXRX	Equity
LSB Industries Inc.	LXU	Equity
LYONDELLBASELL INDUSTRIES NV	LYB	Equity
LYELL IMMUNOPHARMA, INC.	LYEL	Equity
Lyft, Inc.	LYFT	Equity
Lloyds Banking Group Plc ADR	LYG	Equity
LOYALTY VENTURES INC	LYLT	Equity
Live Nation Entertainment Inc	LYV	Equity
LEGALZOOM.COM, INC	LZ	Equity
LA-Z-BOY INC.	LZB	Equity
MACY'S, INC.	M	Equity
MASTERCARD INCORPORATED	MA	Equity
Mid-America Apartment Communities Inc.	MAA	Equity
THE MACERICH COMPANY	MAC	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Merrimack Pharmaceuticals Inc	MACK	Equity
MAG Silver Corp.	MAG	Equity
Main Street Capital Corporation	MAIN	Equity
MANPOWERGROUP INC.	MAN	Equity
MANHATTAN ASSOCIATES INC.	MANH	Equity
Manchester United plc	MANU	Equity
WM Technology, Inc	MAPS	Equity
MARRIOTT INTERNATIONAL, INC.	MAR	Equity
Marathon Patent Group, Inc.	MARA	Equity
Remark Holdings, Inc.	MARK	Equity
MASCO CORP.	MAS	Equity
Masimo Corporation	MASI	Equity
908 DEVICES INC	MASS	Equity
MATTEL, INC.	MAT	Equity
Matthews International Corporation	MATW	Equity
Matson, Inc.	MATX	Equity
MAXEON SOLAR TECHNOLOGIES, LTD	MAXN	Equity
Maxar Technologies Inc.	MAXR	Equity
iShares Barclays MBS Bond Fund ETF	MBB	ETF
MBIA INC.	MBI	Equity
Mustang Bio, Inc.	MBIO	Equity
Malibu Boats, Inc.	MBUU	Equity
Moelis & Company	MC	Equity
MCDONALD'S CORPORATION	MCD	Equity
MasterCraft Boat Holdings, Inc	MCFT	Equity
MEMBERSHIP COLLECTIVE GROUP, INC.	MCG	Equity
iShares MSCI China ETF	MCHI	ETF
MICROCHIP TECHNOLOGY INC	MCHP	Equity
MCKESSON CORPORATION	MCK	Equity
MOODY'S CORPORATION	MCO	Equity
Seres Therapeutics, Inc.	MCRB	Equity
MONRACH CASINO & RESORT, INC	MCRI	Equity
Marcus Corporation	MCS	Equity
MISTER CAR WASH INC	MCW	Equity
Mercury General Corporation	MCY	Equity
Mednax Inc	MD	Equity
MongoDB, Inc.	MDB	Equity
M.D.C. HOLDINGS INC.	MDC	Equity
Madrigal Pharmaceuticals, Inc.	MDGL	Equity
MONDELEZ INTERNATIONAL, INC.	MDLZ	Equity
Allscripts Healthcare Solutions, Inc.	MDRX	Equity
MEDTRONIC, INC.	MDT	Equity
MDU RESOURCES GROUP INC.	MDU	Equity
MEDAVAIL HOLDINGS, INC.	MDVL	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
MIMEDX GROUP, INC.	MDXG	Equity
SPDR S&P MIDCAP 400	MDY	ETF
23andMe Holding Co.	ME	Equity
Medifast, Inc.	MED	Equity
Medpace Holdings, Inc	MEDP	Equity
Montrose Environmental Group, Inc	MEG	Equity
METHODE ELECTRONICS, INC.	MEI	Equity
MEI PHARMA, INC.	MEIP	Equity
Mercadolibre Inc	MELI	Equity
Methanex Corp.	MEOH	Equity
Mercer International Inc.	MERC	Equity
Mesa Air Group Inc	MESA	Equity
Mesoblast Limited	MESO	Equity
METLIFE, INC.	MET	Equity
Meta Platforms, Inc.	FB	Equity
Meta Platforms, Inc.	META	Equity
RAMACO RESOURCES, INC.	METC	Equity
Roundhill Ball Metaverse ETF	METV	ETF
MFA Financial Inc	MFA	Equity
MANULIFE FINANCIAL CORPORATION	MFC	Equity
Micro Focus International plc	MFGP	Equity
MERCURITY FINTECH HOLDING, INC.	MFH	Equity
Medallion Financial Corporation	MFIN	Equity
Mistras Group Inc	MG	Equity
Magna International Inc.	MGA	Equity
MoneyGram International Inc	MGI	Equity
Magic Software Enterprises Ltd	MGIC	Equity
Vanguard Mega Cap 300 Growth ETF	MGK	ETF
MGM RESORTS INTERNATIONAL	MGM	Equity
Magnite, Inc.	MGNI	Equity
MacroGenics, Inc.	MGNX	Equity
MGP Ingredients Inc.	MGPI	Equity
MEIRAGTX HOLDINGS PLC	MGTX	Equity
Magnolia Oil & Gas Corporation	MGY	Equity
MOHAWK INDUSTRIES, INC.	MHK	Equity
MAIDEN HOLDINGS LTDSHS	MHLD	Equity
M/I Homes Inc	MHO	Equity
Macquarie Infrastructure Company Trust	MIC	Equity
The Middleby Corporation	MIDD	Equity
Direxionshares Daily Mid Cap Bull 3X Shares	MIDU	ETF
MetroMile, Inc.	MILE	Equity
AIRSPAN NETWORKS HOLDINGS INC.	MIMO	Equity
Mitcham Industries, Inc.	MIND	Equity
Mirion Technologies, Inc.	MIR	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
MIRUM PHARMACEUTICALS, INC.	MIRM	Equity
MILESTONE PHARMACEUTICALS, INC.	MIST	Equity
Mitek Systems, Inc.	MITK	Equity
AG Mortgage Investment Trust, Inc.	MITT	Equity
MIX TELEMATICS LTD	MIXT	Equity
ETFMG Alternative Harvest ETF	MJ	ETF
MCCORMICK AND COMPANY, INC.	MKC	Equity
Markforged Holding Corporation	MKFG	Equity
Markel Corporation	MKL	Equity
MKS Instruments, Inc.	MKSI	Equity
MarketAxess Holdings Inc.	MKTX	Equity
MoneyLion Inc.	ML	Equity
Melco Resorts & Entertainment Limited	MLCO	Equity
MillerKnoll, Inc.	MLKN	Equity
MARTIN MARIETTA MATERIALS INC	MLM	Equity
MILESTONE SCIENTIFIC, INC	MLSS	Equity
Meta Materials Inc.	MMAT	Equity
MARSH & MCLENNAN INC	MMC	Equity
MARTIN MIDSTREAM PARTNERS LP	MMLP	Equity
3M COMPANY	MMM	Equity
MAGELLAN MIDSTREAM PARTNERS L.P	MMP	Equity
Merit Medical Systems, Inc.	MMSI	Equity
MAVERIX METALS INC	MMX	Equity
MakeMyTrip Ltd	MMYT	Equity
Manning & Napier Inc.	MN	Equity
MONDAY.COM LTD	MNDY	Equity
MANNKIND CORPORATION	MNKD	Equity
MIND MEDICINE INC.	MNMD	Equity
PROG Holdings, Inc.	MNOV	Equity
BRIGHAM MINERALS INC.	MNRL	Equity
Monro, Inc.	MNRO	Equity
MINISO GROUP HOLDING LTD.	MNSO	Equity
MONSTER BEVERAGE CORPORATION	MNST	Equity
Momentus Inc.	MNTS	Equity
Momentive Global Inc	MNTV	Equity
Manitex International Inc	MNTX	Equity
ALTRIA GROUP INC.	MO	Equity
Modine Manufacturing Company	MOD	Equity
MODEL N, INC.	MODN	Equity
MOGO INC	MOGO	Equity
Molina Healthcare Inc.	MOH	Equity
Momo Inc.	MOMO	Equity
Market Vectors Agribusiness ETF	MOO	ETF
MORPHIC HOLDINGS INC	MORF	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
MORNINGSSTAR INC	MORN	Equity
THE MOSAIC COMPANY	MOS	Equity
Movado Group, Inc.	MOV	Equity
MOXIAN, INC.	MOXC	Equity
MP Materials Corporation	MP	Equity
Motorcar Parts of America, Inc.	MPAA	Equity
MARATHON PETROLEUM CORPORATION	MPC	Equity
MultiPlan Corporation	MPLN	Equity
MPLX LP	MPLX	Equity
Medical Properties Trust Inc	MPW	Equity
Monolithic Power Systems Inc	MPWR	Equity
Marine Products Corporation	MPX	Equity
MARQETA, INC	MQ	Equity
MARPAI, INC.	MRAI	Equity
EVERSPIN TECHNOLOGIES, INC.	MRAM	Equity
MRC Global Inc.	MRC	Equity
Mercury Systems, Inc.	MRCY	Equity
MEREO BIOPHARMA GROUP PLC SPONSORED ADR	MREO	Equity
MARIN SOFTWARE INCORPORATED	MRIN	Equity
MERCK & COMPANY INC.	MRK	Equity
Marker Therapeutics, Inc.	MRKR	Equity
Moderna, Inc.	MRNA	Equity
Marinus Pharmaceuticals, Inc.	MRNS	Equity
MARATHON OIL CORPORATION	MRO	Equity
Mersana Therapeutics, Inc.	MRSN	Equity
Marten Transport, Ltd.	MRTN	Equity
Mirati Therapeutics, Inc.	MRTX	Equity
MERUS N.V.	MRUS	Equity
Maravai LifeSciences Holdings, Inc.	MRVI	Equity
MARVELL TECHNOLOGY GROUP LTD.	MRVL	Equity
MORGAN STANLEY	MS	Equity
Mesabi Trust	MSB	Equity
MSCI Inc	MSCI	Equity
MICROSOFT CORPORATION	MSFT	Equity
Madison Square Garden Entertainment Corp	MSGE	Equity
Madison Square Garden Sports Corporation	MSGS	Equity
MOTOROLA INC (reverse split)	MSI	Equity
MSC Industrial Direct Co. Inc.	MSM	Equity
ADVISOR SHARES PURE US CANNABIS	MSOS	ETF
DATTO HOLDING CORP.	MSP	Equity
MICROSTRATEGY, INC	MSTR	Equity
ARCELORMITTAL	MT	Equity
METALLA ROYALTY & STREAMING LTD.	MTA	Equity
M & T BANK CORP	MTB	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Match Group, Inc.	MTCH	Equity
Matador Resources Company	MTDR	Equity
MOLECULAR TEMPLATES, INC.	MTEM	Equity
MGIC INVESTMENT CORPORATION	MTG	Equity
MERITAGE HOMES CORPORATION	MTH	Equity
MATERIALISE NV	MTLS	Equity
Vail Resorts, Inc.	MTN	Equity
Meritor, Inc.	MTOR	Equity
Matrix Service Company	MTRX	Equity
MACOM Technology Solutions Holdings, Inc.	MTSI	Equity
Matterport, Inc.	MTTR	Equity
Altria Group, Inc	MTUM	ETF
THE MANITOWOC COMPANY, INC.	MTW	Equity
MASTEC INC	MTZ	Equity
MICRON TECHNOLOGY INC.	MU	Equity
iShares S&P National AMT Free Municipal Bond Fund	MUB	ETF
MUDRICK CAPITAL ACQUISITION CORPORATION II	MUDS	Equity
Mitsubishi UFJ Financial Group, Inc.	MUFG	Equity
MULLEN AUTOMOTIVE, INC.	MULN	Equity
MURPHY OIL CORPORATION	MUR	Equity
Murphy USA Inc.	MUSA	Equity
McEwen Mining Inc.	MUX	Equity
Microvision, Inc.	MVIS	Equity
MV Oil Trust	MVO	Equity
Microvast Holdings, Inc. (MVST)	MVST	Equity
Mueller Water Products, Inc.	MWA	Equity
MagnaChip Semiconductor Corp.	MX	Equity
Maxlinear, Inc.	MXL	Equity
MYRIAD GENETICS INC	MYGN	Equity
MYMD PHARMACEUTICALS, INC.	MYMD	Equity
Myovant Sciences Ltd	MYOV	Equity
PLAYSTUDIOS, Inc.	MYPS	Equity
MYT NETHERLANDS PARENT BV	MYTE	Equity
N-ABLE, INC	NABL	Equity
Direxion Daily Homebuilders & Supplies Bull 3X Shares	NAIL	ETF
DUCKHORN PORTFOLIO, INC.	NAPA	Equity
Inari Medical, Inc	NARI	Equity
Nordic American Tankers Ltd	NAT	Equity
National Instruments Corporation	NATI	Equity
Nautilus Biotechnology, Inc.	NAUT	Equity
Navidea Biopharmaceuticals Inc.	NAVB	Equity
NAVIENT CORPORATION	NAVI	Equity
New Age Beverages Corporation	NBEV	Equity
NEUROCRINE BIOSCIENCES	NBIX	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
NABORS INDUSTRIES LTD.	NBR	Equity
Nabriva Therapeutics plc	NBRV	Equity
NEUBASE THERAPEUTICS INC	NBSE	Equity
NORWEGIAN CRUISE LINE HOLDINGS LTD.	NCLH	Equity
National Cinenedia Inc	NCMI	Equity
nCino, Inc	NCNO	Equity
NCR CORP	NCR	Equity
The9 Limited-ADR	NCTY	Equity
Nasdaq OMX Group	NDAQ	Equity
NOODLES & COMPANY	NDLS	Equity
Nordson Corporation	NDSN	Equity
NextEra Energy, Inc.	NEE	Equity
NEWMONT MINING CORPORATION	NEM	Equity
NeoGenomics, Inc.	NEO	Equity
NEONODE INC.	NEON	Equity
NextEra Energy Partners, LP	NEP	Equity
Roundhill BITKRAFT Esports & Digital Entertainment ETF	NERD	ETF
Minerva Neurosciences, Inc.	NERV	Equity
Cloudflare, Inc.	NET	Equity
ENETI INC.	NETI	Equity
NEW PACIFIC METALS CORP	NEWP	Equity
New Relic, Inc.	NEWR	Equity
Newtek Business Services Corp	NEWT	Equity
NexTier Oilfield Solutions Inc.	NEX	Equity
NEXA RESOURCES S.A.	NEXA	Equity
NEXTDECADE CORP.	NEXT	Equity
New Fortress Energy Inc	NFE	Equity
National Fuel Gas Company	NFG	Equity
NETFLIX, INC.	NFLX	Equity
DEFIANCE DIGITAL REVOLUTION ETF	NFTZ	ETF
NOVAGOLD RESOURCES INC (dist)	NG	Equity
NEW GOLD, INC.	NGD	Equity
National Grid PLC	NGG	Equity
NGL ENERGY PARTNERS L.P.	NGL	Equity
NGM BIOPHARMACEUTICALS, INC.	NGM	Equity
Natural Grocers by Vitamin Cottage, Inc.	NGVC	Equity
NantHealth, Inc	NH	Equity
National HealthCare Corporation	NHC	Equity
National Health Investors Inc.	NHI	Equity
NATURAL HEALTH TRENDS CORP.	NHTC	Equity
NightHawk Biosciences	NHWK	Equity
NISOURCE, INC	NI	Equity
NICE Ltd.	NICE	Equity
BitNile Holdings, Inc.	NILE	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
NINE ENERGY SERVICE INC	NINE	Equity
NIO Inc.	NIO	Equity
Niu Technologies	NIU	Equity
NIKE INC.	NKE	Equity
Nikola Corporation	NKLA	Equity
NEKTAR THERAPEUTICS	NKTR	Equity
NKARTA INC	NKTX	Equity
NortonLifeLock Inc	NLOK	Equity
Nautilus Inc.	NLS	Equity
Nielsen Holdings NV	NLSN	Equity
Neoleukin Therapeutics, Inc. (	NLTX	Equity
ANNALY CAPITAL MANAGEMENT, INC.	NLY	Equity
Navios Maritime Holdings, Inc.	NM	Equity
New Mountain Finance Corporation	NMFC	Equity
NMI Holdings, Inc.	NMIH	Equity
Navios Maritime Partners LP	NMM	Equity
Nomura Holdings, Inc.	NMR	Equity
NEMAURA MEDICAL, INC.	NMRD	Equity
Newmark Group Inc	NMRK	Equity
NN, Inc.	NNBR	Equity
NANO DIMENSION LTD	NNDM	Equity
National Retail Properties, Inc.	NNN	Equity
NANO-X IMAGING LTD	NNOX	Equity
NanoViricides, Inc	NNVC	Equity
Noah Holdings, Ltd.	NOAH	Equity
NORTHROP GRUMMAN CORP	NOC	Equity
Northern Oil and Gas Inc	NOG	Equity
NOKIA CORPORATION	NOK	Equity
Nomad Foods Limited	NOMD	Equity
NOV, Inc.	NOV	Equity
Sunnova Energy International Inc	NOVA	Equity
NOVAN, INC.	NOVN	Equity
ServiceNow Inc.	NOW	Equity
EnPro Industries Inc	NPO	Equity
Newpark Resources, Inc.	NR	Equity
NEUROBO PHARMACEUTICALS INC	NRBO	Equity
NERDWALLET, INC	NRDS	Equity
Nerdy Inc.	NRDY	Equity
NRG ENERGY, INC.	NRG	Equity
Energy Vault Holdings, Inc	NRGV	Equity
NURIX THERAPEUTICS, INC.	NRIX	Equity
Natural Resource Partners L.P.	NRP	Equity
NRX PHARMACEUTICALS, INC	NRXP	Equity
NEW RESIDENTIAL INVESTMENT CORP.	NRZ	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
NuStar Energy LP	NS	Equity
National Storage Affiliates	NSA	Equity
NORFOLK SOUTHERN CORPORATION	NSC	Equity
Insperity, Inc.	NSP	Equity
INSPIREMD, INC.	NSPR	Equity
Napco Security Technologies, Inc.	NSSC	Equity
NORTHERN STAR INVESTMENT CORP	NSTB	Equity
NanoString Technologies, Inc.	NSTG	Equity
NETAPP, INC.	NTAP	Equity
NetScout Systems, Inc.	NTCT	Equity
NETEASE, INC.	NTES	Equity
NETGEAR INC	NTGR	Equity
Intellia Therapeutics Inc.	NTLA	Equity
Nutanix, Inc.	NTNX	Equity
Nam Tai Property Inc.	NTP	Equity
Nutrien Ltd.	NTR	Equity
Natera, Inc	NTRA	Equity
NORTHERN TRUST CORPORATIO	NTRS	Equity
NetSol Technologies, Inc.	NTWK	Equity
NUCOR CORPORATION	NUE	Equity
DIREXION DAILY GOLD MINERS BULL 3X SHRS	NUGT	ETF
NU SKIN ENTERPRISES INC.	NUS	Equity
NuVasive, Inc.	NUVA	Equity
NOVAVAX, INC	NVAX	Equity
NovoCure Limited	NVCR	Equity
NVIDIA CORPORATION	NVDA	Equity
NV5 Global Inc.	NVEE	Equity
NUVEI CORPORATION	NVEI	Equity
NAVIGATOR HOLDINGS LTD.	NVGS	Equity
Nova Measuring Instruments Ltd.	NVMI	Equity
enVVeno Medical Corporation	NVNO	Equity
Novo Nordisk	NVO	Equity
Nevro Corp.	NVRO	Equity
ALCON INC (Merger)	NVS	Equity
Envista Holdings Corp	NVST	Equity
nVent Electric plc	NVT	Equity
Invitae Corporation	NVTA	Equity
NAVITAS SEMICONDUCTOR CORPORATION	NVTS	Equity
NUVVE HOLDING CORP.	NVVE	Equity
Northwest Bancshares Inc	NWBI	Equity
NatWest Group plc	NWG	Equity
NEWELL RUBBERMAID, INC.	NWL	Equity
Northwest Pipe Company	NWPX	Equity
News Corporation	NWS	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
NEWS CORPORATION	NWSA	Equity
Quanex Building Products Corporation	NX	Equity
NEXGEN ENERGY LTNEXGEN ENERGY LTD.D.	NXE	Equity
NextGen Healthcare, Inc.	NXGN	Equity
NXP Semiconductors NV	NXPI	Equity
NEXSTAR BROADCASTING GROUP, INC.	NXST	Equity
NextCure, Inc	NXTC	Equity
NEW YORK CITY REIT, INC.	NYC	Equity
NEW YORK COMM. BANCORP	NYCB	Equity
New York Mortgage Trust, Inc.	NYMT	Equity
Nymox Pharmaceutical Corporation	NYMX	Equity
NEW YORK TIMES COMPANY	NYT	Equity
Realty Income Corporation	O	Equity
Oasis Petroleum Inc	OAS	Equity
OBLONG, INC.	OBLG	Equity
OBSEVA SA	OBSV	Equity
OWENS CORNING INC.	OC	Equity
ONECONNECT FINANCIAL TECHNOLOGY CO LTD	OCFT	Equity
ORIENTAL CULTURE HOLDING LTD	OCG	Equity
OCUGEN INC	OCGN	Equity
OCWEN FINANCIAL CORPORATION	OCN	Equity
Oaktree Specialty Lending Corporation	OCSL	Equity
Ocular Therapeutix, Inc.	OCUL	Equity
OCUPHIRE PHARMA, INC.	OCUP	Equity
ONCOCYTE CORP	OCX	Equity
Old Dominion Freight Line (150 shares)	ODFL	Equity
The ODP Corporation	ODP	Equity
Orion Engineered Carbons S.A.	OEC	Equity
ISHARES S&P 100 ETF	OEF	ETF
Orbital Energy Group, Inc.	OEG	Equity
Orion Energy Systems, Inc	OESX	Equity
Corporate Office Properties Trust	OFC	Equity
OFG BANNCORP	OFG	Equity
ORTHOFIX INTERNATIONAL N.V.	OFIX	Equity
OGE ENERGY CORP.	OGE	Equity
OrganiGram Holdings Inc	OGI	Equity
OSHARES GLOBAL INTERNET GIANTS ETF	OGIG	ETF
ORGANON & CO.	OGN	Equity
OMEGA Healthcare Investors, Inc.	OHI	Equity
OWENS-ILLINOIS INC.	OI	Equity
MARKET VECTORS OIL SERVICES ETF	OIH	ETF
OCEANEERING INTERNATIONAL, INC	OII	Equity
IPATH PURE BETA CRUDE OIL ETN	OIL	ETF
Oil States International, Inc.	OIS	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
ONEOK, INC.	OKE	Equity
Okta, Inc.	OKTA	Equity
CAMBRIDGE DISPLAY TECHNOLOGY INC.	OLED	Equity
OLINK HOLDING	OLK	Equity
Ollie's Bargain Outlet Holdings, Inc.	OLLI	Equity
Aurora Innovation, Inc.	OLMA	Equity
OLIN CORP.	OLN	Equity
OLO, INC.	OLO	Equity
OLAPLEX HOLDINGS INC	OLPX	Equity
OUTSET MEDICAL, INC.	OM	Equity
GRUPO AEROPORTUARIO DEL CENTRO NORTE SAB DE CV	OMAB	Equity
OMNICOM GROUP	OMC	Equity
OMNICELL, INC	OMCL	Equity
Omeros Corporation	OMER	Equity
Odyssey Marine Exploration Inc.	OMEX	Equity
OneMain Holdings, Inc.	OMF	Equity
OWENS & MINOR, INC	OMI	Equity
ON Semiconductor Corporation	ON	Equity
Old National Bancorp	ONB	Equity
ONCORUS, INC.	ONCR	Equity
ONCOSEC MEDICAL INCORPORATED	ONCS	Equity
ONCTERNAL THERAPEUTICS, INC.	ONCT	Equity
ONDAS HOLDINGS, INC.	ONDS	Equity
1Life Healthcare, Inc.	ONEM	Equity
ORION OFFICE REIT INC	ONL	Equity
ON HOLDING AG	ONON	Equity
ON24, INC	ONTF	Equity
Onto Innovation Inc.	ONTO	Equity
ONCONOVA THERAPEUTICS INC.	ONTX	Equity
Ooma, Inc	OOMA	Equity
Offerpad Solutions Inc.	OPAD	Equity
Option Care Health, Inc	OPCH	Equity
Opendoor Technologies Inc.	OPEN	Equity
OppFi Inc.	OPFI	Equity
(New) Office Properties Income Trust	OPI	Equity
OPKO HEALTH, INC.	OPK	Equity
Opera Limited	OPRA	Equity
OptimizeRx Corporation	OPRX	Equity
OPTINOSE, INC	OPTN	Equity
OCEAN POWER TECHNOLOGIES, INC.	OPTT	Equity
Oppenheimer Holdings Inc.	OPY	Equity
Osisko Gold Royalties Ltd	OR	Equity
Ormat Technologies, Inc.	ORA	Equity
Orange SA	ORAN	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Orchid Island Capital, Inc.	ORC	Equity
OWL ROCK CAPITAL CORP	ORCC	Equity
ORACLE CORPORATION	ORCL	Equity
Origin Materials, Inc.	ORGN	Equity
ORGANOGENESIS HOLDINGS, INC.	ORGO	Equity
ORGENESIS INC.	ORGS	Equity
Old Republic International Corporation	ORI	Equity
ORIC PHARMACEUTICALS INC	ORIC	Equity
ORLA MINING LTD	ORLA	Equity
O'REILLY AUTOMOTIVE INC.	ORLY	Equity
Oramed Pharmaceuticals Inc.	ORMP	Equity
Orion Marine Group, Inc.	ORN	Equity
Orchard Therapeutics plc	ORTX	Equity
OSCAR HEALTH INC.	OSCR	Equity
Overseas Shipholding Group, Inc.	OSG	Equity
OAK STREET HEALTH INC	OSH	Equity
OSI Systems Inc.	OSIS	Equity
Oshkosh Corporation	OSK	Equity
OneSpan Inc.	OSPN	Equity
ONE STOP SYSTEMS, INC.	OSS	Equity
Overstock.com, Inc.	OSTK	Equity
ORASURE TECHNOLOGIES INC	OSUR	Equity
OneSpaWorld Holdings Limited	OSW	Equity
OPEN TEXT CORPORATION	OTEX	Equity
Otonomy, Inc.	OTIC	Equity
Otis Worldwide Corporation	OTIS	Equity
OATLY GROUP AB	OTLY	Equity
Otonomo Technologies Ltd.	OTMO	Equity
Ontrak, Inc.	OTRK	Equity
Ouster, Inc	OUST	Equity
OUTFRONT MEDIA INC.	OUT	Equity
Ovid Therapeutics Inc.	OVID	Equity
Ovintiv Inc.	OVV	Equity
Blue Owl Capital Inc.	OWL	Equity
Owlet, Inc.	OWLT	Equity
Oxford Industries, Inc	OXM	Equity
Oxford Square Capital Corporation	OXSQ	Equity
OCCIDENTAL PETROLEUM CORPORATION	OXY	Equity
OYSTER POINT PHARMA INC	OYST	Equity
Bank OZK	OZK	Equity
PLAINS ALL AMERICAN PIPELINE, LP	PAA	Equity
PAN AMERICAN SILVER CORPORATION	PAAS	Equity
Pacific Biosciences of California Inc	PACB	Equity
RANPAK HOLDINGS CORP	PACK	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
PacWest Bancorp	PACW	Equity
Penske Automotive Group Inc	PAG	Equity
PLAINS GP HOLDINGS, L.P.	PAGP	Equity
PagSeguro Digital Ltd.	PAGS	Equity
Pampa Energía S.A.	PAM	Equity
PANGAEA LOGISTICS SOLUTIONS LTD.	PANL	Equity
Palo Alto Networks Inc	PANW	Equity
PAR Technology Corporation	PAR	Equity
Paramount Global Class B	PARA	Equity
Paramount Global Class A	PARAA	Equity
Par Pacific Holdings, Inc.	PARR	Equity
Passage Bio, Inc.	PASG	Equity
UIPATH INC	PATH	Equity
Global X U.S. Infrastructure Development ETF	PAVE	ETF
PAVMED INC	PAVM	Equity
PATRIA INVESTMENT LTD	PAX	Equity
PAYMENTUS HOLDINGS, INC	PAY	Equity
PAYA HOLDINGS INC	PAYA	Equity
Paycom Software, Inc.	PAYC	Equity
Payoneer Global Inc.	PAYO	Equity
PaySign, Inc.	PAYS	Equity
PAYCHEX, INC	PAYX	Equity
Pembina Pipeline Corporation	PBA	Equity
PBF ENERGYINC.	PBF	Equity
PBF Logistics LP	PBFX	Equity
PITNEY BOWES INC.	PBI	Equity
POTBELLY CORPORATION	PBPB	Equity
PETROLEO BRASILEIRO PETROBRAS SA	PBR	Equity
PERMIAN BASIN ROYALTY TRUST	PBT	Equity
POWERSHARES WILDERHILL CLEAN ENERGY	PBW	ETF
PUMA BIOTECHNOLOGY, INC.	PBYI	Equity
PACCAR INC.	PCAR	Equity
PG & E CORP	PCG	Equity
PotlatchDeltic Corporation	PCH	Equity
PROCORE TECH.	PCOR	Equity
Pacira Pharmaceuticals, Inc./DE	PCRX	Equity
PURECYCLE TECHNOLOGIES INC	PCT	Equity
Paylocity Holding Corporation	PCTY	Equity
Park City Group Inc.	PCYG	Equity
PagerDuty, Inc.	PD	Equity
INVESCO OPTIMUM YIELD DIVER STARTEGY NO K-1 ETF	PDBC	ETF
PDC Energy Inc.	PDCE	Equity
Patterson Companies, Inc.	PDCO	Equity
Pinduoduo Inc.	PDD	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
PDF Solutions Inc	PDFS	Equity
Piedmont Office Realty Trust Inc.	PDM	Equity
Precision Drilling Corporation	PDS	Equity
PDS BIOTECHNOLOGY CORP.	PDSB	Equity
Healthpeak Properties, Inc.	PEAK	Equity
PHILLIPS EDISON & COMPANY, INC.	PECO	Equity
PUBLIC SERVICE ENT GROUP INC	PEG	Equity
Pegasystems, Inc.	PEGA	Equity
INVESCO DYNAMIC LEISURE & ENTERTAINMENT ETF	PEJ	ETF
Penumbra, Inc	PEN	Equity
PENN NATIONAL GAMING INC	PENN	Equity
PEPSICO, INC.	PEP	Equity
Perion Network Ltd.	PERI	Equity
PetIQ, Inc	PETQ	Equity
PETMED EXPRESS, INC.	PETS	Equity
Invesco High Yield Equity Dividend Achievers ETF	PEY	ETF
PFIZER INC.	PFE	Equity
iShares US Preferred Stock	PFF	ETF
PRINCIPAL FINANCIAL GROUP, INC.	PFG	Equity
Performance Food Group Company	PFGC	Equity
Performant Financial Corporation	PFMT	Equity
PROVIDENT FINANCIAL SERVICES, INC	PFS	Equity
PennyMac Financial Services, Inc.	PFSI	Equity
PFSweb Inc.	PFSW	Equity
PROCTER & GAMBLE COMPANY	PG	Equity
Precigen, Inc.	PGEN	Equity
PowerShares Financial Preferred ETF	PGF	ETF
PowerShares Golden Dragon China Portfolio	PGJ	ETF
Progyny Inc	PGNY	Equity
PROGRESSIVE CORPORATION	PGR	Equity
Paramount Group Inc.	PGRE	Equity
PropertyGuru Group Limited	PGRU	Equity
PGT, Inc.	PGTI	Equity
PARKER-HANNIFIN CORP	PH	Equity
PHASEBIO PHARMACEUTICALS, INC.	PHAS	Equity
PHATHOM PHARMACEUTICALS, INC.	PHAT	Equity
Koninklijke Philips N.V	PHG	Equity
PHIO PHARMACEUTICALS CORP.	PHIO	Equity
PULTEGROUP, INC.	PHM	Equity
PHREESIA, INC.	PHR	Equity
PHUNWARE, INC.	PHUN	Equity
PANHANDLE OIL AND GAS, INC.	PHX	Equity
Impinj, Inc.	PI	Equity
iShares MSCI Global Metals & Mining Producers ETF	PICK	ETF

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
POLARIS INDUSTRIES, INC.	PII	Equity
Premier Inc	PINC	Equity
Ping Identity Holding Corp.	PING	Equity
Pinterest, Inc.	PINS	Equity
PINE ISLAND ACQUISITION CORP	PIPP	Equity
Piper Sandler Companies	PIPR	Equity
Pieris Pharmaceuticals Inc.	PIRS	Equity
SHIFTPIXY, INC.	PIXY	Equity
PJT Partners Inc.	PJT	Equity
Park Hotels & Resorts Inc.	PK	Equity
PACKAGING CORP OF AMERICA	PKG	Equity
PERKINELMER, INC.	PKI	Equity
POSCO	PKX	Equity
Planet Labs PBC	PL	Equity
Photronics Inc.	PLAB	Equity
Anaplan, Inc.	PLAN	Equity
Dave & Buster's Entertainment, Inc.	PLAY	Equity
PLBY GROUP, INC.	PLBY	Equity
CHILDREN'S PLACE RETAIL	PLCE	Equity
PROLOGIS INC.	PLD	Equity
PLATINUM GROUP METALS LTD.	PLG	Equity
PIEDMONT LITHIUM LTD	PLL	Equity
Palomar Holdings, Inc	PLMR	Equity
Planet Fitness, Inc.	PLNT	Equity
Douglas Dynamics, Inc.	PLOW	Equity
Pulse Biosciences, Inc.	PLSE	Equity
PLAYTIKA HOLDING CORP.	PLTK	Equity
Palantir Technologies Inc.	PLTR	Equity
PLUG POWER INC	PLUG	Equity
Protalix BioTherapeutics Inc.	PLX	Equity
PLX PHARMA, INC.	PLXP	Equity
Playa Hotels & Resorts N.V.	PLYA	Equity
PHILIP MORRIS INTERNATIONAL, INC.	PM	Equity
PHARMACYTE BIOTECH, INC.	PMCB	Equity
Pennymac Mortgage Investment Trust	PMT	Equity
PMV PHARMACEUTICALS, INC.	PMVP	Equity
PNC FINANCIAL SERVICES GROUP INC.	PNC	Equity
Pinnacle Financial Partners, Inc.	PNFP	Equity
PNM Resources, Inc	PNM	Equity
PennantPark Investment Corp	PNNT	Equity
Pentair plc	PNR	Equity
The Pennant Group, Inc	PNTG	Equity
Pinnacle West Capital Corporation	PNW	Equity
Insulet Corporation	PODD	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Plantronics, Inc.	POLY	Equity
Pool Corporation	POOL	Equity
PORTLAND GENERAL ELECTRIC COMPANY	POR	Equity
POSHMARK INC	POSH	Equity
Post Holdings, Inc.	POST	Equity
GLOBAL X CANNABIS ETF	POTX	ETF
Power Integrations Inc	POWI	Equity
AMMO INC	POWW	Equity
Purple Biotech Ltd.	PPBT	Equity
PILGRIMS PRIDE CORP	PPC	Equity
PPG INDUSTRIES INC.	PPG	Equity
Market Vectors Pharmaceutical ETF	PPH	ETF
PPL CORPORATION	PPL	Equity
PRA GROUP, INC.	PRAA	Equity
PRAXIS PRECISION MEDICINES, INC.	PRAX	Equity
PORCH GROUP, INC.	PRCH	Equity
Perdoceo Education Corporation	PRDO	Equity
Perficient, Inc.	PRFT	Equity
PROG Holdings, Inc.	PRG	Equity
PERRIGO COMPANY	PRGO	Equity
Progress Software Corporation	PRGS	Equity
Primerica, Inc.	PRI	Equity
Primoris Services Corporation	PRIM	Equity
Proto Labs Inc	PRLB	Equity
PRELUDE THERAPEUTICS, INC.	PRLD	Equity
Primo Water Corp.	PRMW	Equity
Pros Holdings Inc	PRO	Equity
PROFOUND MEDICAL CORP	PROF	Equity
CC NEUBERGER PRINCIPAL HOLDINGS II	PRPB	Equity
PROPHASE LABS, INC	PRPH	Equity
Purple Innovation, Inc.	PRPL	Equity
PRECIPIO INC	PRPO	Equity
Proqr Therapeutics N.V.	PRQR	Equity
Peraso, Inc.	PRSO	Equity
PROTHENA CORPORATION PLC	PRTA	Equity
Paratek Pharmaceuticals, Inc.	PRTK	Equity
CarParts.com, Inc	PRTS	Equity
Party City Holdco Inc.	PRTY	Equity
PRUDENTIAL FINANCIAL, INC.	PRU	Equity
PRIVIA HEALTH GROUP INC	PRVA	Equity
Provention Bio Inc	PRVB	Equity
Public Storage	PSA	Equity
INVESCO S&P SMALLCAP ENERGY ETF	PSCE	ETF
Prospect Captial Corporation	PSEC	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Paysafe Limited	PSFE	Equity
PriceSmart, Inc.	PSMT	Equity
Parsons Corporation	PSN	Equity
PERSONALIS, INC.	PSNL	Equity
Pearson plc	PSO	Equity
ProShares Short QQQ	PSQ	ETF
ProShares UltraShort 7-10 Year Treasury	PST	ETF
Pure Storage, Inc.	PSTG	Equity
PERSHING SQUARE TONTINE HOLDINGS LTD.	PSTH	Equity
Pluristem Therapeutics Inc	PSTI	Equity
POSEIDA THERAPEUTICS, INC.	PSTX	Equity
PHILLIPS 66	PSX	Equity
PTC Inc.	PTC	Equity
PTC Therapeutics, Inc.	PTCT	Equity
PATTERSON-UTI ENERGY INC.	PTEN	Equity
PROTAGONIST THERAPEUTICS, INC.	PTGX	Equity
PORTILLOS INC	PTLO	Equity
Portman Ridge Finance Corporation	PTMN	Equity
Peloton Interactive, Inc.	PTON	Equity
PETROS PHARMACEUTICALS, INC.	PTPI	Equity
PETROCHINA CO. LTD.	PTR	Equity
Proterra Inc	PTRA	Equity
PUBMATIC INC	PUBM	Equity
ProPetro Holding Corp.	PUMP	Equity
PVH Corp.	PVH	Equity
Permianville Royalty Trust	PVL	Equity
PowerFleet, Inc	PWFL	Equity
Perella Weinberg Partners	PWP	Equity
QUANTA SERVICES, INC.	PWR	Equity
POWERSCHOOL HOLDINGS INC	PWSC	Equity
PIONEER NATURAL RESOURCES COMPANY	PXD	Equity
Invesco Dynamic Oil & Gas Services ETF	PXJ	ETF
PIXELWORKS, INC.	PXLW	Equity
PayPal Holdings, Inc.	PYPL	Equity
PYROGENESIS CANADA, INC.	PYR	Equity
Papa John's International, Inc.	PZZA	Equity
FIRST TRUST NASDAQ CLEAN EDGE GREEN	QCLN	Equity
QUALCOMM INCORPORATED	QCOM	Equity
Qudian, Inc.	QD	Equity
QUIDEL CORPORATION	QDEL	Equity
360 DIGITECH, INC.	QFIN	Equity
QIAGEN N V	QGEN	Equity
PROSHARES ULTRASHORT QQQ	QID	ETF
PROSHARES ULTRA QQQ	QLD	ETF

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
QUALIGEN THERAPEUTICS, INC.	QLGN	Equity
QUALYS, INC.	QLYS	Equity
QUANTUM CORPORATION	QMCO	Equity
Quanergy Systems, Inc	QNGY	Equity
Quinstreet, Inc.	QNST	Equity
INVESCO QQQ Trust	QQQ	ETF
Direxion NASDAQ-100 Equal Weighted Index Shares	QQQE	ETF
INVESCO NASDAQ NEXT GEN 100 ETF	QQQJ	Equity
QUEST RESOURCE HOLDING CORPORATION	QRHC	Equity
Qurate Retail, Inc.	QRTEA	Equity
Qorvo, Inc.	QRVO	Equity
QuantumScape Corporation	QS	Equity
Quantum-Si Incorporated	QSI	Equity
Restaurant Brands International Inc.	QSR	Equity
Quotient Limited	QTNT	Equity
QUANTERIX CORPORATION	QTRX	Equity
Qutoutiao Inc.	QTT	Equity
Q2 Holdings, Inc.	QTWO	Equity
Quad/Graphics, Inc.	QUAD	Equity
iShares MSCI USA Quality Factor ETF	QUAL	ETF
QUANTUM COMPUTING INC.	QUBT	Equity
QuickLogic Corporation	QUIK	Equity
QUMU CORPORATION	QUMU	Equity
Quotient Technology Inc.	QUOT	Equity
uniQure N.V.	QURE	Equity
GLOBAL X NASDAQ 100 COVERED CALL ETF	QYLD	ETF
RYDER SYSTEMS INC.	R	Equity
CLOOPEN GROUP HOLDING LTD.	RAAS	Equity
Ferrari N.V.	RACE	Equity
RITE AID CORPORATION	RAD	Equity
Rada Electronic Industries Ltd	RADA	Equity
RADIUS GLOBAL INFRASTRUCTURE INC	RADI	Equity
Freight Car America Inc	RAIL	Equity
LiveRamp Holdings, Inc.	RAMP	Equity
RAPT THERAPEUTICS, INC.	RAPT	Equity
Ultragenyx Pharmaceutical Inc.	RARE	Equity
Ritchie Bros. Auctioneers Incorporated	RBA	Equity
REDBALL ACQUISITION CORP.	RBAC	Equity
Ribbon Communications Inc	RBBN	Equity
Roblox Corporation	RBLX	Equity
Vicarious Surgical Inc.	RBOT	Equity
Ready Capital Corporation	RC	Equity
RED CAT HOLDINGS, INC.	RCAT	Equity
Avita Therapeutics, Inc.	RCEL	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Rogers Communication, Inc.	RCI	Equity
RENT-A_CENTER, INC.	RCII	Equity
Rocket Pharmaceuticals, Inc.	RCKT	Equity
ROYAL CARIBBEAN CRUISES LTD.	RCL	Equity
R1 RCM Inc	RCM	Equity
RCM Technologies, Inc.	RCMT	Equity
RECON TECHNOLOGY LTD.	RCON	Equity
Arcus Biosciences, Inc.	RCUS	Equity
Redfin Corporation	RDFN	Equity
RedHill Biopharma Ltd	RDHL	Equity
Reading International Inc	RDI	Equity
RADIAN GROUP INC.	RDN	Equity
RadNet, Inc.	RDNT	Equity
Radius Health, Inc.	RDUS	Equity
Redwire Corporation	RDW	Equity
RADWARE LTD.	RDWR	Equity
Dr. Reddy's Laboratories Limited	RDY	Equity
EVEREST RE GROUP LTD	RE	Equity
RealReal Inc	REAL	Equity
REE Automotive Ltd.	REE	Equity
Research Frontiers Inc.	REFR	Equity
REGENCY CENTERS CORP	REG	Equity
REGENERON PHARMACEUTICALS	REGN	Equity
Ring Energy, Inc.	REI	Equity
REKOR SYSTEMS, INC.	REKR	Equity
REMITLY GLOBAL, INC	RELY	Equity
ISHARES MORTGAGE REAL ESTATE ETF	REM	ETF
Market Vectors Rare Earth/Strategic Metals ETF	REMX	ETF
Renren, Inc.	RENN	Equity
RENT THE RUNWAY, INC.	RENT	Equity
REPLIMUNE GROUP, INC.	REPL	Equity
RPC INC	RES	Equity
Reata Pharmaceuticals Inc	RETA	Equity
Direxion Daily Retail Bull 3X Shares	RETL	ETF
Revlon, Inc.	REV	Equity
REV Group, Inc.	REVG	Equity
Rexford Industrial Realty, Inc.	REXR	Equity
REYNOLDS CONSUMER PRODUCTS	REYN	Equity
Resideo Technologies Inc	REZI	Equity
REGIONS FINANCIAL CORPORATION	RF	Equity
RF Industries, Ltd.	RFIL	Equity
RAFAEL HOLDINGS, INC.	RFL	Equity
Resolute Forest Products Inc.	RFP	Equity
Reinsurance Group of America Inc	RGA	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Repligen Corporation	RGEN	Equity
ROYAL GOLD, INC.	RGLD	Equity
REGULUS THERAPEUTICS INC.	RGLS	Equity
REGENXBIO Inc.	RGNX	Equity
Resources Connection, Inc.	RGP	Equity
STURM, RUGER & COMPANY INC.	RGR	Equity
REGIS CORP.	RGS	Equity
Rigetti Computing, Inc	RGTI	Equity
RESTORATION HARDWARE HOLDINGS, INC	RH	Equity
ROBERT HALF INTERNATIONAL	RHI	Equity
Ryman Hospitality Properties, Inc.(Stk Div)	RHP	Equity
RCI HOSPITALITY HOLDINGS, INC.	RICK	Equity
Lordstown Motors Corporation	RIDE	Equity
TRANSOCEAN LTD.	RIG	Equity
Rigel Pharmaceuticals, Inc.	RIGL	Equity
B Riley Financial Inc	RILY	Equity
RIO TINTO PLC	RIO	Equity
Riot Blockchain, Inc.	RIOT	Equity
Rivian Automotive, Inc.	RIVN	Equity
RAYMOND JAMES FINANCIAL INC	RJF	Equity
ARCADIA BIOSCIENCES, INC.	RKDA	Equity
Rocket Lab USA, Inc.	RKLB	Equity
Rockley Photonics Holdings Limited	RKLY	Equity
Rocket Companies, Inc.	RKT	Equity
RALPH LAUREN CORPORATION	RL	Equity
RELAY THERAPEUTICS INC	RLAY	Equity
Radiant Logistics, Inc.	RLGT	Equity
RLJ Lodging Trust	RLJ	Equity
RELMADA THERAPEUTICS INC	RLMD	Equity
RLX TECHNOLOGY INC	RLX	Equity
REGIONAL MANAGEMENT CORP.	RM	Equity
RUMBLEON, INC.	RMBL	Equity
RAMBUS INC	RMBS	Equity
RESMED, INC.	RMD	Equity
RIMINI STREET, INC.	RMNI	Equity
Romeo Power, Inc	RMO	Equity
Rockwell Medical, Inc.	RMTI	Equity
AVIDITY BIOSCIENCES INC	RNA	Equity
RINGCENTRAL, INC.	RNG	Equity
RENALYTIX AI PLC ADR	RNLX	Equity
RENAISSANCERE HOLDINGS LTD.	RNR	Equity
ReNew Energy Global plc	RNW	Equity
RealNetworks, Inc.	RNWK	Equity
CONSTRUCTION PARTNERS, INC	ROAD	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Ranger Oil Corporation	ROCC	Equity
ROGERS CORPORATION	ROG	Equity
Retail Opportunity Investments Corp.	ROIC	Equity
ROCKWELL AUTOMATION	ROK	Equity
Roku, Inc.	ROKU	Equity
Rollins, Inc.	ROL	Equity
ProShares Ultra Technology	ROM	ETF
ROOT, INC. DELAWARE	ROOT	Equity
Roper Technologies, Inc.	ROP	Equity
ROSS STORES INC.	ROST	Equity
Rover Group, Inc.	ROVR	Equity
REPAY HOLDINGS CORP.	RPAY	Equity
Rapid7, Inc.	RPD	Equity
RPM INTERNATIONAL, INC	RPM	Equity
ROYALTY PHARMA PLC	RPRX	Equity
RPT Realty	RPT	Equity
REPARE THERAPEUTICS INC.	RPTX	Equity
RANGE RESOURCES CORPORATION	RRC	Equity
Red Robin Gourmet Burgers, Inc.	RRGB	Equity
Red Rock Resorts, Inc.	RRR	Equity
Regal Rexnord Corporation	RRX	Equity
RELIANCE STEEL & ALUMINUM CO.	RS	Equity
REPUBLIC SERVICES	RSG	Equity
Rush Street Interactive, Inc.	RSI	Equity
RISKIFIED LTD.	RSKD	Equity
Invesco S&P 500 Equal Weight ETF	RSP	ETF
Market Vectors Retail ETF	RTH	ETF
The Necessity Retail REIT, Inc.	RTL	Equity
RATTLER MIDSTREAM LP	RTLR	Equity
Raytheon Technologies Corporation	RTX	Equity
RUBIUS THERAPEUTICS, INC	RUBY	Equity
Sunrun Inc.	RUN	Equity
Rush Enterprises Inc	RUSHA	Equity
Ruth's Hospitality Group Inc.	RUTH	Equity
Revolve Group, Inc.	RVLV	Equity
Revance Therapeutics, Inc.	RVNC	Equity
RETRACTABLE TECHNOLOGIES, INC.	RVP	Equity
REVIVA PHARMACEUTICALS HOLDINGS, INC.	RVPH	Equity
Riverview Bancorp, Inc.	RVSB	Equity
RYB EDUCATION INC.	RWLK	Equity
ProShares Short Russell2000	RWM	ETF
SPDR Dow Jones REIT ETF	RWR	ETF
REDWOOD TRUST, INC.	RWT	Equity
PROMETHEUS BIOSCIENCES	RXDX	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
RACKSPACE TECHNOLOGY, INC.	RXT	Equity
ROYAL BANK OF CANADA	RY	Equity
Ryanair Holdings plc	RYAAY	Equity
RAYONIER ADVANCED MATERIALS INC.	RYAM	Equity
RYAN SPECIALITY GROUP	RYAN	Equity
Ryerson Holding Corporation	RYI	Equity
GLOBAL X FDS RUSSELL 2000	RYLD	Equity
Rayonier Inc.	RYN	Equity
Rhythm Pharmaceuticals, Inc	RYTM	Equity
SENTINELONE, INC	S	Equity
SEABRIDGE GOLD INC	SA	Equity
SABRE CORPORATION	SABR	Equity
Safehold Inc	SAFE	Equity
SANDERSON FARMS IN	SAFM	Equity
Safety Insurance Group Inc.	SAFT	Equity
Sage Therapeutics, Inc.	SAGE	Equity
SONIC AUTOMOTIVE,INC.	SAH	Equity
Saia, Inc.	SAIA	Equity
Science Applications International Corporation	SAIC	Equity
SailPoint Technologies Holdings, Inc.	SAIL	Equity
Boston Beer Company, Inc.	SAM	Equity
BANCO SANTANDER, S.A.	SAN	Equity
SANA BIOTECHNOLOGY INC.	SANA	Equity
Sandstorm Gold Ltd.	SAND	Equity
Sanmina Corporation	SANM	Equity
S&W SEED COMPANY	SANW	Equity
SAP AG	SAP	Equity
TUTTLE CAPITAL SHORT INNOVATION ETF	SARK	ETF
Sigma Labs, Inc.	SASI	Equity
SATELLOGIC INC	SATL	Equity
EchoStar Corp	SATS	Equity
Cassava Sciences Inc	SAVA	Equity
SPIRIT AIRLINES, INC.	SAVE	Equity
Safe Bulkers Inc.	SB	Equity
SBA COMMUNICATION CORP	SBAC	Equity
SPLASH BEVERAGE GROUP, INC.	SBEV	Equity
SINCLAIR BROADCASTING GRP	SBGI	Equity
Sally Beauty Holdings Inc	SBH	Equity
Star Bulk Carriers Corporation	SBLK	Equity
Signature Bank	SBNY	Equity
SILVERBOW RESOURCES INC	SBOW	Equity
Sabra Health Care REIT, Inc.	SBRA	Equity
Companhia de Saneamento Basico do Estado de Sao Paulo	SBS	Equity
Sibanye-Stillwater	SBSW	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
SILVERBACK THERAPEUTICS, INC.	SBTX	Equity
STARBUCKS CORPORATION	SBUX	Equity
SOUTHERN COPPER CORPORATION	SCCO	Equity
Schwab US Dividend Equity ETF	SCHD	ETF
Schwab U.S. Large-Cap Growth ETF	SCHG	ETF
Scholastic Corporation	SCHL	Equity
SCHNITZER STEEL INDUSTRIES, INC	SCHN	Equity
THE CHARLES SCHWAB CORPORATION	SCHW	Equity
SERVICE CORPORATION INTERNATIONAL	SCI	Equity
ProShare UltraShort DJ UBS Crude Oil	SCO	ETF
Comscore Inc	SCOR	Equity
SCIPLAY CORP	SCPL	Equity
STEELCASE, INC. CLASS A	SCS	Equity
SCANSOURCE, INC.	SCSC	Equity
Societal CDMO, Inc.	SCTL	Equity
Sculptor Capital Management, Inc	SCU	Equity
Shoe Carnival Inc	SCVL	Equity
SecureWorks Corp.	SCWX	Equity
SCYNEXIS, Inc.	SCYX	Equity
iShares MSCI EAFE Small Cap Index Fund	SCZ	ETF
SandRidge Energy, Inc.	SD	Equity
SmileDirectClub, Inc.	SDC	Equity
SCHRODINGER, INC.	SDGR	Equity
STRONGHOLD DIGITAL MINING, INC.	SDIG	Equity
Global X SuperDividend ETF	SDIV	Equity
ProShares UltraPro Short Dow30	SDOW	ETF
PROSHARES ULTRASHORT S&P500	SDS	ETF
SPDR S&P Dividend ETF	SDY	ETF
Sea Limited	SE	Equity
SeaChange International, Inc.	SEAC	Equity
SEAWORLD ENTERTAINMENT, INC.	SEAS	Equity
VIVID SEATS INC	SEAT	Equity
SECOO HOLDING LTD.	SECO	Equity
SolarEdge Technologies, Inc.	SEDG	Equity
SEALED AIR CORP	SEE	Equity
SEELOS THERAPEUTICS, INC	SEEL	Equity
SEER, INC.	SEER	Equity
SEI INVESTMENTS CO	SEIC	Equity
SELECTA BIOSCIENCES, INC.	SELB	Equity
Select Medical Holdings Corporation	SEM	Equity
Senseonics Holdings Inc.	SENS	Equity
SES AI Corporation	SES	Equity
Sesen Bio, Inc.	SESN	Equity
Stifel Financial Corp.	SF	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Safeguard Scientifics, Inc.	SFE	Equity
Stitch Fix, Inc.	SFIX	Equity
SHIP FINANCE INTERNATIONAL LIMITED	SFL	Equity
SPROUTS FARMERS MARKET, INC.	SFM	Equity
Shift Technologies, Inc.	SFT	Equity
SWEETGREEN, INC.	SG	Equity
SG BLOCKS, INC.	SGBX	Equity
Superior Group of Companies, Inc.	SGC	Equity
Seattle Genetics, Inc.	SGEN	Equity
SIGNIFY HEALTH INC	SGFY	Equity
SMART Global Holdings, Inc.	SGH	Equity
Super Group	SGHC	Equity
Singularity Future Technology Ltd.	SGLY	Equity
Sangamo Therapeutics, Inc.	SGMO	Equity
ETFS Physical Swiss Gold Shares ETF	SGOL	ETF
Surgery Partners Inc.	SGRY	Equity
SIGILON THERAPEUTICS, INC.	SGTX	Equity
ProShares Short S&P 500	SH	ETF
Shake Shack Inc.	SHAK	Equity
Sharecare, Inc.	SHCR	Equity
Shell plc	SHEL	Equity
SHENANDOAH TELECOMMUNICATIONS CO	SHEN	Equity
SHOALS TECHNOLOGIES GROUP	SHLS	Equity
SHELL MIDSTREAM PARTNERS, L.P.	SHLX	Equity
Sunstone Hotel Investors, Inc.	SHO	Equity
STEVEN MADDEN, LTD.	SHOO	Equity
Shopify Inc.	SHOP	Equity
SHAPEWAYS HOLDINGS, INC.	SHPW	Equity
THE SHERWIN-WILLIAMS COMPANY	SHW	Equity
Ishares Barclays 1-3 Year Treasury Bond	SHY	ETF
SILVERGATE CAPITAL CORP.	SI	Equity
SI-BONE, INC.	SIBN	Equity
COMPANHIA SIDERURGICAL NACIONAL ADR	SID	Equity
Siebert Financial Corp	SIEB	Equity
Sientra, Inc.	SIEN	Equity
Sify Technologies Ltd.	SIFY	Equity
SIGNET JEWELERS LIMITEDSHS	SIG	Equity
SIGA Technologies Inc.	SIGA	Equity
Sprott Inc	SII	Equity
Global X Silver Miners ETF	SIL	ETF
ETFMG Prime Junior Silver ETF	SILJ	ETF
SILK ROAD MEDICAL, INC.	SILK	Equity
SilverCrest Metals Inc.	SILV	Equity
Silicon Motion Technology Corp.	SIMO	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Sio Gene Therapies Inc.	SIOX	Equity
SIRIUS XM RADIO INC.	SIRI	Equity
SITE Centers Corporation	SITC	Equity
SITIME CORP	SITM	Equity
SVB Financial Group	SIVB	Equity
ETFS Physical Silver	SIVR	ETF
Six Flags Entertainment Corporation	SIX	Equity
South Jersey Industries, Inc.	SJI	Equity
J M SMUCKER COMPANY (THE)	SJM	Equity
SPDR Barclays Short Term High Yield Bond ETF	SJNK	ETF
Shaw Communications, Inc.	SJR	Equity
San Juan Basin Royalty Trust	SJT	Equity
ProShares UltraShort Financials	SKF	ETF
Skillsoft Corporation	SKIL	Equity
The Beauty Health Company	SKIN	Equity
Skillz Inc.	SKLZ	Equity
SK TELECOM CO. LTD	SKM	Equity
Tanger Factory Outlet Centers, Inc.	SKT	Equity
SKETCHERS USA INCORPORATED	SKX	Equity
Skyline Champion Corporation	SKY	Equity
SKYWATER TECHNOLOGY INC	SKYT	Equity
SkyWest Inc.	SKYW	Equity
First Trust ISE Cloud Computing Index Fund	SKYY	ETF
SILICON LABORATORIES INC.	SLAB	Equity
SCHLUMBERGER LIMITED	SLB	Equity
US Silica Holdings Inc.	SLCA	Equity
Solid Biosciences Inc	SLDB	Equity
Solid Power, Inc.	SLDP	Equity
SUN LIFE FINANCIAL INC.	SLF	Equity
SL Green Realty Corp.	SLG	Equity
SOMALOGIC, INC	SLGC	Equity
SUPER LEAGUE GAMING, INC.	SLGG	Equity
SOL-GEL TECHNOLOGIES LTD.	SLGL	Equity
Silgan Holdings Inc.	SLGN	Equity
STANDARD LITHIUM LTD.	SLI	Equity
SLM CORP	SLM	Equity
SOLUNA HOLDINGS, INC.	SLNH	Equity
Soleno Therapeutics, Inc.	SLNO	Equity
Simulations Plus, Inc	SLP	Equity
SELECTQUOTE, INC.	SLQT	Equity
SELLAS LIFE SCIENCES GROUP, INC.	SLS	Equity
ISHARES SILVER TRUST	SLV	ETF
SYLVAMO CORPORATION	SLVM	Equity
VanEck Vectors Steel ETF	SLX	ETF

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
SM Energy Company	SM	Equity
Smartsheet Inc.	SMAR	Equity
SUPER MICRO COMPUTER INC	SMCI	Equity
Sharps Compliance Corporation	SMED	Equity
SUMITOMO MITSUI FINANCIAL GROUP, INC.	SMFG	Equity
Sema4 Holdings Corporation	SMFR	Equity
The Scotts Miracle-Gro Company	SMG	Equity
MARKET VECTORS SEMICONDUCTOR ETF	SMH	ETF
SEACOR MARINE HOLDINGS INC	SMHI	Equity
Summit Therapeutics Inc.	SMMT	Equity
Simply Good Foods Co	SMPL	Equity
NuScale Power Corporation	SMR	Equity
SmartRent, Inc.	SMRT	Equity
Smith Micro Software, Inc.	SMSI	Equity
SEMTECH CORPORATION	SMTC	Equity
SIMILARWEB LTD.SIMILARWEB LTD.	SMWB	Equity
SNAP-ON INCORPORATED	SNA	Equity
Snap, Inc	SNAP	Equity
Sleep Number Corporation	SNBR	Equity
Synchronoss Technologies, Inc.	SNCR	Equity
SUN COUNTRY AIRLINES HOLDINGS, INC.	SNCY	Equity
Smart Sand, Inc.	SND	Equity
Sundial Growers Inc.	SNDL	Equity
Schneider National, Inc	SNDR	Equity
Syndax Pharmaceuticals, Inc	SNDX	Equity
SMITH & NEPHEW PLC	SNN	Equity
Snowflake Inc.	SNOW	Equity
CHINA PETROLEUM AND CHEMICAL CORP	SNP	Equity
Synopsys Inc.	SNPS	Equity
SYNOVUS FINANCIAL CORPORATION	SNV	Equity
Synnex Corporation	SNX	Equity
Sanofi	SNY	Equity
SOUTHERN COMPANY	SO	Equity
GLOBAL X SOCIAL MEDIA INDEX ETF	SOCL	ETF
SoFi Technologies, Inc.	SOFI	Equity
SOHU.COM INC.	SOHU	Equity
Solaris Oilfield Infrastructure, Inc.	SOI	Equity
ReneSola Ltd (ADS)	SOL	Equity
Electrameccanica Vehicles Corp.	SOLO	Equity
Sonoco Products Co.	SON	Equity
SONDER HOLDINGS INC.	SOND	Equity
Sonos, Inc.	SONO	Equity
Sony Group Corporation	SONY	Equity
SOS Limited	SOS	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
DIREXION DAILY SEMICONDUCTOR BULL 3X ETF	SOXL	ETF
Direxion Daily Semiconductor Bear 3X ETF	SOXS	ETF
iShares PHLX Semiconductor Index Fund	SOXX	ETF
Teucrium Soybean ETF	SOYB	ETF
SP Plus Corporation	SP	Equity
DEFIANCE NEXT GEN SPAC DERIVED ETF	SPAK	Equity
Spectrum Brands Holdings Inc.	SPB	Equity
Virgin Galactic Holdings, Inc.	SPCE	Equity
SPAC and New Issue ETF	SPCX	Equity
SIMON PROPERTY GROUP INC.	SPG	Equity
S&P Global Inc.	SPGI	Equity
Suburban Propane Partners, L.P.	SPH	Equity
Invesco S&P 500 High Beta ETF	SPHB	ETF
Invesco S&P 500 High Dividend Low Volatility ETF	SPHD	ETF
SPI ENERGY CO LTD	SPI	Equity
Spire Global, Inc.	SPIR	Equity
SPDR Portfolio S&P 500 ETF	SPLG	ETF
SPLUNK, INC.	SPLK	Equity
PowerShares S&P 500 Low Volatility ETF	SPLV	ETF
SeaSpine Holdings Corporation	SPNE	Equity
Sapiens International Corporation NV	SPNS	Equity
Spok Holdings, Inc.	SPOK	Equity
Spotify Technology S.A.	SPOT	Equity
SPECTRUM PHARMACEUTICALS, INC.	SPPI	Equity
Spirit Aerosystems Holdings Inc	SPR	Equity
Spero Therapeutics Inc	SPRO	Equity
SPROUT SOCIAL INC	SPT	Equity
SPDR Portfolio Total Stock Market ETF	SPTM	ETF
Spartan Stores, Inc.	SPTN	Equity
Sportsman's Warehouse Holdings, Inc.	SPWH	Equity
SUNPOWER CORPORATION	SPWR	Equity
SPX Corporation	SPXC	Equity
Direxion Daily S&P 500 Bull 3X Shares	SPXL	ETF
Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse	SPXS	ETF
PROSHARES ULTRAPRO SHORT S&P500	SPXU	ETF
SPDR S&P 500 TRUST	SPY	ETF
SPDR PORTFOLIO S&P 500 HIGH DIVIDEND	SPYD	ETF
SPDR PORTFOLIO S&P 500 GROWTH ETF	SPYG	ETF
SPDR PORTFOLIO S&P 500 VALUE ETF	SPYV	ETF
Square, Inc.	SQ	Equity
CHEMICAL & MINING CO. OF CHILE INC.	SQM	Equity
PROSHARES ULTRAPRO SHORT QQQ	SQQQ	ETF
Squarespace, Inc.	SQSP	Equity
SPORTRADAR GROUP	SRAD	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
SRAX, Inc.	SRAX	Equity
Spirit Realty Capital, Inc.	SRC	Equity
STERICYCLE, INC.	SRCL	Equity
Surmodics, Inc.	SRDX	Equity
SEMPRA ENERGY	SRE	Equity
ServiceSource International, Inc.	SREV	Equity
Seritage Growth Properties	SRG	Equity
Stoneridge, Inc.	SRI	Equity
SPDR Blackstone Senior Loan ETF	SRLN	Equity
Sorrento Therapeutics, Inc.	SRNE	Equity
SAREPTA THERAPEUTICS, INC.	SRPT	Equity
SIERRA ONCOLOGY, INC.	SRRA	Equity
SCHOLAR ROCK HOLDING CORP.	SRRK	Equity
ProShares UltraShort Real Estate	SRS	ETF
SENSUS HEALTHCARE, INC	SRTS	Equity
ProShares UltraPro Short Russell2000	SRTY	ETF
South State Corporation	SSB	Equity
Simpson Manufacturing Co., Inc.	SSD	Equity
SASOL LTD	SSL	Equity
SS&C Technologies Holdings, Inc.	SSNC	Equity
PROSHARES ULTRA S&P500	SSO	ETF
The E.W. Scripps Company	SSP	Equity
SSR Mining Inc.	SSRM	Equity
Sutter Rock Capital Corporation	SSSS	Equity
System1, Inc	SST	Equity
SHUTTERSTOCK, INC.	SSTK	Equity
STRATASYS INC.	SSYS	Equity
Sensata Technologies Holding	ST	Equity
STAAR SURGICAL COMPANY	STAA	Equity
Statera Biopharma, Inc	STAB	Equity
STAG Industrial, Inc.	STAG	Equity
ISTAR FINANCIAL INC.	STAR	Equity
STERIS Corp.	STE	Equity
Stem, Inc.	STEM	Equity
STEPSTONE GROUP INC	STEP	Equity
Stagwell Inc.	STGW	Equity
NEURONETICS, INC.	STIM	Equity
SunOpta Inc.	STKL	Equity
ONE GROUP HOSPITALITY, INC.	STKS	Equity
Stellantis N.V.	STLA	Equity
STEEL DYNAMICS INC	STLD	Equity
STMicroelectronics NV	STM	Equity
StoneCo Ltd.	STNE	Equity
SCORPIO TANKERS, INC.	STNG	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
STORE Capital Corporation	STOR	Equity
Sitio Royalties Corporation	FLMN	Equity
Sitio Royalties Corporation	STR	Equity
STRAYER EDUCATION, INC.	STRA	Equity
Sterling Construction Company Inc.	STRL	Equity
SUTRO BIOPHARMA, INC.	STRO	Equity
STARRY GROUP HOLDINGS, INC.	STRY	Equity
STATE STREET CORPORATION	STT	Equity
Starwood Property Trust, Inc.	STWD	Equity
SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY	STX	Equity
STEREOTAXIS, INC.	STXS	Equity
CONSTELLATION BRANDS INC.	STZ	Equity
SUNCOR ENERGY INC.	SU	Equity
Sun Communities, Inc.	SUI	Equity
Summit Materials, Inc.	SUM	Equity
SUMO LOGIC, INC.	SUMO	Equity
SUNOCO L.P.	SUN	Equity
Sunlight Financial Holdings, Inc	SUNL	Equity
SUNWORKS, INC.	SUNW	Equity
SUPERIOR INDUSTRIES INT	SUP	Equity
SUPERNUS PHARMACEUTICALS, INC.	SUPN	Equity
GRUPO SUPERVIELLE SA	SUPV	Equity
SURFACE ONCOLOGY, INC.	SURF	Equity
Service Properties Trust	SVC	Equity
SILVERCORP METALS INC	SVM	Equity
Savara Inc.	SVRA	Equity
ProShares Short VIX Short-Term Futures	SVXY	ETF
SHOCKWAVE MEDICAL INC.	SWAV	Equity
Smith & Wesson Brands, Inc. (SWBI)	SWBI	Equity
Switch, Inc.	SWCH	Equity
Solarwinds Corp.	SWI	Equity
SIERRA WIRELESS, INC	SWIR	Equity
Stanley Black & Decker	SWK	Equity
SKYWORKS SOLUTIONS INC.	SWKS	Equity
Schweitzer-Mauduit International, Inc	SWM	Equity
SOUTHWESTERN ENERGY COMPANY	SWN	Equity
SPRINGWORKS THERAPEUTICS INC	SWTX	Equity
SunCoke Energy, Inc.	SXC	Equity
SO-YOUNG INTERNATIONAL, INC.	SY	Equity
SYNLOGIC INC	SYBX	Equity
SYNCHRONY FINANCIAL	SYF	Equity
STRYKER CORP	SYK	Equity
SYNAPTICS, INC.	SYNA	Equity
Syneos Health, Inc.	SYNH	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
SYPRIS SOLUTIONS, INC.	SYPR	Equity
Syros Pharmaceuticals, Inc.	SYRS	Equity
SYSCO CORPORATION	SYY	Equity
AT&T, INC.	T	Equity
TravelCenters of America LLC	TA	Equity
TRANSALTA CORP	TAC	Equity
Takeda Pharmaceutical Company Limited	TAK	Equity
TAL International Group Inc	TAL	Equity
Talkspace, Inc.	TALK	Equity
Talos Energy Inc.	TALO	Equity
Guggenheim Solar ETF	TAN	ETF
Molson Coors Brewing Co.	TAP	Equity
PROTARA THERAPEUTICS, INC.	TARA	Equity
TARSUS PHARMACEUTICALS, INC.	TARS	Equity
TASKUS, INC.	TASK	Equity
Carrols Restaurant Group Inc	TAST	Equity
Bancorp Inc/DE	TBBK	Equity
ProShares Short 20+ Year Treasury	TBF	ETF
TrueBlue, Inc.	TBI	Equity
TRUMPH BANCORP INC	TBK	Equity
Taboola.com Ltd.	TBLA	Equity
Territorial Bancorp Inc.	TBNK	Equity
Theravance Biopharma, Inc.	TBPH	Equity
PROSHARES ULTRASHORT 20+ YEAR TREASURY	TBT	ETF
Texas Capital Bancshares, Inc.	TCBI	Equity
TRICIDA INC	TCDA	Equity
Tactile Systems Technology I	TCMD	Equity
TRICON RESIDENTIAL INC	TCN	Equity
Trip.com Group Limited	TCOM	Equity
TRACON PHARMACEUTICALS, INC.	TCON	Equity
TCR2 THERAPEUTICS, INC.	TCRR	Equity
Alaunos Therapeutics, Inc.	TCRT	Equity
THE CONTAINER STORE GROUP, INC.	TCS	Equity
TUCOWS, INC	TCX	Equity
TORONTO DOMINION BANK	TD	Equity
Teradata Corp.	TDC	Equity
TransDigm Group, Inc.	TDG	Equity
Teladoc, Inc.	TDOC	Equity
TELEPHONE & DATA SYSTEMS INC.	TDS	Equity
THREDUP INC	TDUP	Equity
TIDEWATER INC.	TDW	Equity
Atlassian Corporation Plc	TEAM	Equity
Bio-Techne Corporation	TECH	Equity
Teck Resources Limited	TECK	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Direxion Daily Technology Bull 3X ETF	TECL	ETF
Direxion Daily Technology Bear 3X ETF	TECS	ETF
TELEFONICA S.A.	TEF	Equity
TE Connectivity Ltd.	TEL	Equity
Tellurian Inc.	TELL	Equity
TENNECO INC	TEN	Equity
TENABLE HOLDINGS INC	TENB	Equity
Telecom Argentina S.A.	TEO	Equity
TERADYNE,INC	TER	Equity
TEVA PHARMACEUTICAL INDUSTRIES LIMITED	TEVA	Equity
TEREX CORPORATION	TEX	Equity
Truist Financial Corporation	TFC	Equity
TFF Pharmaceuticals, Inc	TFFP	Equity
TFI INTERNATIONAL INC.	TFII	Equity
TFS Financial Corporation	TFSL	Equity
Teleflex Incorporated	TFX	Equity
Tredegar Corp	TG	Equity
Taseko Mines Limited	TGB	Equity
Textainer Group Holdings Limited	TGH	Equity
Triumph Group, Inc.	TGI	Equity
TECNOGLASS INC.	TGLS	Equity
TEGNA, Inc.	TGNA	Equity
TARGET CORPORATION	TGT	Equity
TG THERAPEUTICS, INC.	TGTX	Equity
TARGET HOSPITALITY CORP.	TH	Equity
TENET HEALTHCARE CORP (25 shrs)	THC	Equity
TUSCAN HOLDINGS CORP. II	THCA	Equity
CANNABIS ETF	THCX	ETF
iShares MSCI Thailand ETF	THD	ETF
THOR INDUSTRIES INC	THO	Equity
Thermon Group Holdings Inc	THR	Equity
Gentherm Inc	THRM	Equity
THRYV HOLDINGS, INC.	THRY	Equity
Treehouse Foods, Inc.	THS	Equity
UP FINTECH HOLDINGS LIMITED	TIGR	Equity
Interface, Inc.	TILE	Equity
iShares Barclays TIPS Bond Fund	TIP	ETF
TIPTREE INC.	TIPT	Equity
Team, Inc.	TISI	Equity
Titan Machinery, Inc.	TITN	Equity
THE TJX COMPANIES, INC.	TJX	Equity
Teekay Corp	TK	Equity
TAKUNG ART LTD	TKAT	Equity
Turkcell lletisim Hizmetleri AS	TKC	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
TIMKEN COMPANY	TKR	Equity
iShares 10-20 Year Treasury Bond ETF	TLH	ETF
TALIS BIOMEDICAL CORP.	TLIS	Equity
Tilray, Inc.	TLRY	Equity
TELOS CORPORATION	TLS	Equity
TIZIANA LIFE SCIENCES PLC	TLSA	Equity
ISHARES 20+ YEAR TREASURY BOND ETF	TLT	ETF
Tilly's Inc.	TLYS	Equity
TOYOTA MOTOR CORP	TM	Equity
TMC the metals company Inc.	TMC	Equity
TREACE MEDICAL CONCEPTS, INC.	TMCI	Equity
TRANSMEDICS GROUP, INC.	TMDX	Equity
Tencent Music Entertainment Group	TME	Equity
DIREXION DAILY 20+ YR TRSY BULL 3X ETF	TMF	ETF
Taylor Morrison Home Corp	TMHC	Equity
Thermo Fisher Scientific Inc.	TMO	Equity
Trilogy Metals Inc.	TMQ	Equity
TimkenSteel Corporation	TMST	Equity
T-MOBILE US, INC.	TMUS	Equity
Direxion Daily 20 Year Treasury Bear 3X Shares	TMV	ETF
Terminix Global Holdings, Inc.	TMX	Equity
DIREXION DAILY SMALL CAP BULL 3X SHARES	TNA	ETF
Tandem Diabetes Care, Inc.	TNDM	Equity
TRINET GROUP, INC.	TNET	Equity
Teekay Tankers Ltd	TNK	Equity
Travel + Leisure Co.	TNL	Equity
TSAKOS ENERGY NAVIGATION LTD	TNP	Equity
CAMBRIA CANNABIS ETF	TOKE	ETF
TOLL BROTHERS INC.	TOL	Equity
TOAST, INC	TOST	Equity
TUNIU CORPORATION	TOUR	Equity
TowneBank	TOWN	Equity
Turning Piont Brands Inc	TPB	Equity
Tutor Perini Corporation	TPC	Equity
TPG INC	TPG	Equity
TPG PACE BENEFICIAL FINANCE CORPORATION	TPGY	Equity
TRI POINTE HOMES, INC.	TPH	Equity
TPI Composites Inc	TPIC	Equity
Tapestry, Inc.	TPR	Equity
TriplePoint Venture Growth BDC Corp.	TPVG	Equity
TEMPUR-PEDIC INTERNATIONAL INC.	TPX	Equity
ProShares Ultra Pro QQQ	TQQQ	ETF
Tootsie Roll Industries Inc	TR	Equity
LendingTree, Inc.	TREE	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Trex Co. Inc.	TREX	Equity
Targa Resources Corp.	TRGP	Equity
Tabula Rasa HealthCare Inc	TRHC	Equity
Thomson Reuters Corporation	TRI	Equity
Trinity Biotech plc	TRIB	Equity
TRINITY CAPITAL, INC.	TRIN	Equity
TRIPADVISOR INC.	TRIP	Equity
TRIMBLE NAVIGATION LIMITED	TRMB	Equity
Trustmark Corporation	TRMK	Equity
TRINITY INDUSTRIES INC.	TRN	Equity
TROOPS, Inc.	TROO	Equity
T. ROWE PRICE GROUP INC.	TROW	Equity
Tronox Ltd.	TROX	Equity
TransCanada Corp.	TRP	Equity
Turquoise Hill Resources Ltd.	TRQ	Equity
Triton International Ltd	TRTN	Equity
TPG RE Finance Trust, Inc.	TRTX	Equity
TransUnion	TRU	Equity
TRUECAR, INC.	TRUE	Equity
Trupanion, Inc.	TRUP	Equity
THE TRAVELERS COMPANIES, INC.	TRV	Equity
trivago N.V.	TRVG	Equity
Trevena, Inc.	TRVN	Equity
Tanzanian Royalty Exploration	TRX	Equity
TENARIS SA	TS	Equity
TRACTOR SUPPLY COMPANY	TSCO	Equity
Trinseo S.A.	TSE	Equity
TOWER SEMICONDUCTOR LTD.	TSEM	Equity
TESLA MOTORS, INC.	TSLA	Equity
TAIWAN SEMICONDUCTOR MFG. CO.	TSM	Equity
TYSON FOODS, INC.	TSN	Equity
TUSIMPLE HOLDINGS INC	TSP	Equity
Townsquare Media, Inc.	TSQ	Equity
Trane Technologies plc	TT	Equity
THE TORO COMPANY	TTC	Equity
Tattooed Chef, Inc.	TTCF	Equity
The Trade Desk, Inc.	TTD	Equity
TotalEnergies SE	TTE	Equity
TTEC Holdings, Inc.	TTEC	Equity
Tetra Tech, Inc.	TTEK	Equity
TechTarget, Inc.	TTGT	Equity
TETRA Technologies, Inc.	TTI	Equity
Tata Motors Ltd.	TTM	Equity
TTM Technologies, Inc.	TTMI	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Titan Pharmaceuticals Inc.	TTNP	Equity
T2 Biosystems, Inc.	TTOO	Equity
ProShares UltraPro Short 20+ Year Treasury	TTT	ETF
TAKE-TWO INTERACTIVE	TTWO	Equity
Telus Corporation	TU	Equity
TUESDAY MORNING CORPORATION	TUEM	Equity
Tufin Software Technologies Ltd	TUFN	Equity
Tupperware Brands Corp	TUP	Equity
ISHARES MSCI TURKEY	TUR	ETF
180 Degree Capital Corporation	TURN	Equity
Mammoth Energy Services Inc	TUSK	Equity
TUYA INC	TUYA	Equity
GRUPO TELEVISA, S.A.B.	TV	Equity
Travere Therapeutics, Inc	TVTX	Equity
Tivity Health, Inc.	TVTY	Equity
Tradeweb Markets Inc.	TW	Equity
Titan International, Inc.	TWI	Equity
THOUGHTWORKS HOLDINGS	TWKS	Equity
Twilio, Inc.	TWLO	Equity
Proshares UltrShort Russell 2000(reverse split)	TWM	Equity
TAILWIND ACQUISITION CORP.	TWND	Equity
Hostess Brands, Inc.	TWNK	Equity
Two Harbors Investment Corporation	TWO	Equity
2U, Inc.	TWOU	Equity
TWIST BIOSCIENCE CORP.	TWST	Equity
TWITTER INC.	TWTR	Equity
Ternium S.A.	TX	Equity
10X Genomics Inc	TXG	Equity
THERAPEUTICSMD, INC	TXMD	Equity
TEXAS INSTRUMENTS INC.	TXN	Equity
Texas Roadhouse, Inc.	TXRH	Equity
TEXTRON INC.	TXT	Equity
Tyler Technologies, Inc.	TYL	Equity
TYME Technologies Inc	TYME	Equity
DIREXION DAILY SMALL CAP BEAR 3X SHARES	TZA	ETF
Travelzoo, Inc.	TZOO	Equity
UNITY SOFTWARE, INC.	U	Equity
UNDER ARMOUR, INC.	UA	Equity
Under Armour, Inc.	UAA	Equity
UNITED CONTINENTAL HOLDINGS, INC.	UAL	Equity
US Antimony Corp.	UAMY	Equity
CVR Partners LP	UAN	Equity
AGEAGLE AERIAL SYSTEM INC.	UAVS	Equity
Urstadt Biddle Properties Inc	UBA	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Uber Technologies, Inc.	UBER	Equity
UBS Group Ag	UBS	Equity
UNITY BIOTECHNOLOGY INC.	UBX	Equity
PROSHARES ULTRA DJ-UBS CRUDE OIL	UCO	ETF
Ultra Clean Holdings, Inc.	UCTT	Equity
UDEMY, INC.	UDMY	Equity
PowerShares DB US Dollar Index Bearish Fund	UDN	ETF
ProShares UltraPro Dow30	UDOW	ETF
UDR, Inc.	UDR	Equity
Urban Edge Properties	UE	Equity
Uranium Energy Corp	UEC	Equity
UNIVERSAL ELECTRONICS, INC.	UEIC	Equity
Universal Forest Products, Inc.	UFPI	Equity
United States Gasoline	UGA	ETF
UGI Corporation	UGI	Equity
ProShares Ultra Gold	UGL	ETF
Ultrapar Participacoes SA	UGP	Equity
UNIVERSAL HEALTH SERVICES INC	UHS	Equity
Ubiquiti Inc.	UI	Equity
UNITED INSURANCE HOLDINGS CORPORATION	UIHC	Equity
UNISYS CORPORATION	UIS	Equity
Unilever PLC	UL	Equity
Frontier Group Holdings, Inc.	ULCC	Equity
ULTA SALON COSMETICS & FRAGRANCE INC	ULTA	Equity
United Microelectronics Corporation	UMC	Equity
UNITED NATURAL FOODS, INC.	UNFI	Equity
UNITED STATES NATURAL GAS	UNG	ETF
UNITEDHEALTH GROUP INCORPORATED	UNH	Equity
Uniti Group Inc.	UNIT	Equity
Unum Group	UNM	Equity
UNION PACIFIC CORPORATION	UNP	Equity
Univar Inc.	UNVR	Equity
URBAN ONE INC	UONE	Equity
URBAN ONE INC	UONEK	Equity
Wheels Up Experience Inc.	UP	Equity
UpHealth, Inc	UPH	Equity
Upland Software, Inc.	UPLD	Equity
ProShares Ultrapro S&P 500	UPRO	ETF
UNITED PARCEL SERVICE, INC.	UPS	Equity
UPSTART HOLDINGS, INC.	UPST	Equity
Upwork Inc.	UPWK	Equity
Global X Uranium ETF	URA	ETF
URBAN OUTFITTERS INC	URBN	Equity
ProShares Ultra Real Estate	URE	ETF

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Urogen Pharma Ltd	URGN	Equity
UNITED RENTALS, INC.	URI	Equity
NORTHSHORE GLOBAL URANIUM MINING ETF	URNM	ETF
URANIUM ROYALTY CORP	UROY	Equity
ProShares UltraPro Russell2000	URTY	ETF
USA COMPRESSION PARTNERS, L.P.	USAC	Equity
USA TRUCK INC	USAK	Equity
U.S. BANCORP	USB	Equity
ProShares Ultra Semiconductors	USD	ETF
US Foods Holding Corp.	USFD	Equity
United States 12 Month Oil Fund, LP	USL	ETF
U.S. Cellular Corporation	USM	Equity
iShares MSCI USA Minimum Volatility	USMV	ETF
USANA Health Sciences, Inc.	USNA	Equity
UNITED STATES OIL FUND	USO	ETF
US PHYSICAL THERAPY INC	USPH	Equity
US Xpress Enterprises Inc	USX	Equity
UNITED THERAPEUTICS CORP	UTHR	Equity
Universal Technical Institute, Inc.	UTI	Equity
Utz Brands, Inc.	UTZ	Equity
POWERSHARES DB US DOLLAR INDEX BULLISH	UUP	ETF
Energy Fuels Inc.	UUUU	Equity
UNIVERSAL INSURANCE HOLDINGS, INC.	UVE	Equity
UNIVERSAL CORPORATION	UVV	Equity
PROSHARES ULTRA VIX SHORT-TERM FUT ETF	UVXY	ETF
ProShares Ultra Russell2000	UWM	ETF
UWM Holdings Corporation	UWMC	Equity
Uxin Limited	UXIN	Equity
ProShares Ultra Financials	UYG	ETF
VISA INC.	V	Equity
Marriott Vacations Worldwide Corp.	VAC	Equity
VALARIS LIMITED	VAL	Equity
VALE S.A.	VALE	Equity
VAPOTHERM, INC.	VAPO	Equity
INNOVATE Corp.	VATE	Equity
Vanguard Small-Cap ETF	VB	ETF
VBI Vaccines Inc.	VBIV	Equity
Vanguard Small-Cap Growth ETF	VBK	Equity
Vascular Biogenics Ltd.	VBLT	Equity
Vanguard Small-Cap Value ETF	VBR	ETF
Veritex Holdings Inc	VBTX	Equity
Visteon Corp.	VC	Equity
Vericel Corporation	VCEL	Equity
VACCINEX, INC.	VCNX	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Veracyte, Inc.	VCYT	Equity
Vanguard Energy ETF	VDE	ETF
Vanguard FTSE Developed Markets ETF	VEA	ETF
Vectrus, Inc.	VEC	Equity
VEECO INSTRUMENTS	VECO	Equity
VEEVA SYSTEMS INC.	VEEV	Equity
VELOCITY FINANCIAL, INC	VEL	Equity
VEON Ltd.	VEON	Equity
Veritone, Inc.	VERI	Equity
Veru Inc	VERU	Equity
Vermilion Energy Inc	VET	Equity
VF CORPORATION	VFC	Equity
Village Farms International, Inc.	VFF	Equity
Vanguard Financials ETF	VFH	ETF
Vanguard FTSE Europe ETF	VGK	ETF
VECTOR GROUP LTD.	VGR	Equity
Vanguard Information Technology ETF	VGT	Equity
VIRNETX HOLDING CORP	VHC	Equity
Vanguard Health Care ETF	VHT	ETF
Via Renewables, Inc.	VIA	Equity
Viavi Solutions Inc.	VIAV	Equity
VICI Properties Inc.	VICI	Equity
Vicor Corporation	VICR	Equity
View, Inc.	VIEW	Equity
Vanguard Dividend Appreciation ETF	VIG	ETF
GAUCHO GROUP HOLDINGS, INC.	VINO	Equity
VIPSHOP HOLDINGS LIMITED	VIPS	Equity
Vir Biotechnology, Inc.	VIR	Equity
Virtu Financial, Inc.	VIRT	Equity
Viracta Therapeutics, Inc.	VIRX	Equity
VISLINK TECHNOLOGIES, INC.	VISL	Equity
VISTA OIL & GAS SAB DE CV	VIST	Equity
VITAL FARMS, INC.	VITL	Equity
Telefonica Brasil S.A.	VIV	Equity
Meridian Bioscience Inc.	VIVO	Equity
ProShares VIX Mid-Term Futures	VIXM	ETF
ProShares VIX Short-Term Futures ETF	VIXY	ETF
Viking Therapeutics, Inc.	VKTX	Equity
Velo3D, Inc	VLD	Equity
Velodyne Lidar, Inc.	VLDR	Equity
VALERO ENERGY CORPORATION	VLO	Equity
Controladora Vuela Compania de	VLRS	Equity
Volta Inc	VLTA	Equity
VALLEY NATIONAL BANCORP	VLY	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
VULCAN MATERIALS COMPANY	VMC	Equity
VIMEO, INC.	VMEO	Equity
Valmont Industries, Inc.	VMI	Equity
VMWARE, INC.	VMW	Equity
Vanda Pharmaceuticals, Inc.	VNDA	Equity
21Vianet Group Inc	VNET	Equity
VORNADO REALTY TRUST	VNO	Equity
Viper Energy Partners LP	VNOM	Equity
Vanguard REIT ETF	VNQ	ETF
VONTIER CORP	VNT	Equity
Venator Materials PLC	VNTR	Equity
Voc Energy Trust	VOC	Equity
VODAFONE GROUP PUBLIC LIMITED COMPANY	VOD	Equity
Vanguard Mid-Cap Value ETF	VOE	ETF
Vanguard S&P 500 ETF	VOO	ETF
Virgin Orbit Holdings, Inc.	VORB	Equity
VOXX International Corporation	VOXX	Equity
VOYA FINANCIAL INC.	VOYA	Equity
Vanguard Utilities Index Fund ETF	VPU	ETF
Vera Bradley, Inc.	VRA	Equity
THE GLIMPSE GROUP INC	VRAR	Equity
ViewRay, Inc.	VRAY	Equity
VERRICA PHARMACEUTICALS INC.	VRCA	Equity
VIRIDIAN THERAPEUTICS, INC.	VRDN	Equity
Veris Residential, Inc.	VRE	Equity
Varex Imaging Corporation	VREX	Equity
VROOM INC.	VRM	Equity
VERONA PHARMA PLC	VRNA	Equity
Varonis Systems, Inc.	VRNS	Equity
Verint Systems, Inc.	VRNT	Equity
VERRA MOBILITY CORP.	VRRM	Equity
Verisk Analytics, Inc.	VRSK	Equity
VERISIGN, INC.	VRSN	Equity
VERTIV HOLDINGS CO	VRT	Equity
Veritiv Corporation	VRTV	Equity
VERTEX PHARMACEUTICALS INCORPORATED	VRTX	Equity
ViaSat, Inc.	VSAT	Equity
VICTORIAS SECRET & CO	VSCO	Equity
VISHAY INTERTECHNOLOGY	VSH	Equity
Vistra Energy Corp.	VST	Equity
Verastem, Inc.	VSTM	Equity
Vista Outdoor Inc.	VSTO	Equity
Vanguard Total World Stock ETF	VT	ETF
VTEX	VTEX	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Vanguard Total Stock Market ETF	VTI	ETF
VANGUARD SHORT-TERM INFLATION-PROTECTED SECURIT	VTIP	ETF
VERTEX ENERGY, INC.	VTNR	Equity
BRISTOW GROUP INC	VTOL	Equity
Ventas, Inc.	VTR	Equity
Viatris Inc.	VTRS	Equity
VIRTRA,INC.	VTSI	Equity
Vanguard Value ETF	VTV	ETF
Vanguard Russell 2000 ETF	VTWO	ETF
Vanguard Growth ETF	VUG	ETF
Vuzix Corporation	VUZI	Equity
Vivint Smart Home, Inc.	VVNT	Equity
VIVOS THERAPEUTICS, INC.	VVOS	Equity
VIVOPOWER INTERNATIONAL PLC	VVPR	Equity
Valvoline Inc.	VVV	Equity
Vintage Wine Estates, Inc.	VWE	Equity
Vanguard MSCI Emerging Markets ETF	VWO	ETF
VAXART, INC.	VXRT	Equity
Vanguard Total International Stock ETF	VXUS	ETF
iPath Series B S&P 500 VIX Short-Term Futures ETN	VXX	ETF
iPath Series B S&P 500 VIX Mid-Term Futures ETN	VXZ	ETF
VY GLOBAL GROWTH	VYGG	Equity
Voyager Therapeutics, Inc.	VYGR	Equity
Vanguard High Dividend Yield ETF	VYM	ETF
VYNE THERAPEUTICS INC	VYNE	Equity
VERIZON COMMUNICATIONS INC.	VZ	Equity
VIZIO HOLDING CORP	VZIO	Equity
Wayfair Inc.	W	Equity
Westinghouse Air Brake Technologies Corporation	WAB	Equity
WASHINGTON FEDERAL INC.	WAFD	Equity
Western Alliance Bancorp	WAL	Equity
WATERS CORPORATION	WAT	Equity
Energous Corporation	WATT	Equity
WEIBO CORP. (ADR)	WB	Equity
Walgreens Boots Alliance, Inc.,	WBA	Equity
Warner Bros. Discovery, Inc.	WBD	Equity
WEBSTER FINANCIAL CORPORATION	WBS	Equity
Wallbox N.V.	WBX	Equity
WESCO INTERNATIONAL	WCC	Equity
WISDOMTREE CLOUD COMPUTING FUND	WCLD	ETF
Waste Connections Inc.	WCN	Equity
Walker & Dunlop, Inc.	WD	Equity
Workday, Inc.	WDAY	Equity
WESTERN DIGITAL CORPORATION	WDC	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
WD-40 Company	WDFC	Equity
WeWork Inc.	WE	Equity
Teucrium Wheat ETF	WEAT	ETF
WEBER, INC.	WEBR	Equity
WISCONSIN ENERGY CORP.	WEC	Equity
WEJO GROUP LTD	WEJO	Equity
Welltower Inc.	WELL	Equity
The Wendy's Company	WEN	Equity
WERNER ENTERPRISES INC.	WERN	Equity
Western Midstream Partners L.P.	WES	Equity
WisdomTree Investments, Inc	WETF	Equity
WEX Inc.	WEX	Equity
WELLS FARGO & COMPANY	WFC	Equity
WEST FRASER TIMBER CO. LTD.	WFG	Equity
WEATHERFORD INTERNATIONAL PLC	WFRD	Equity
WINNEBAGO INDUSTRIES, INC	WGO	Equity
Wyndham Hotels & Resorts, Inc.	WH	Equity
Cactus Inc	WHD	Equity
WHIRLPOOL CORPORATION	WHR	Equity
WIMI HOLOGRAM CLOUD INC	WIMI	Equity
Wingstop Inc.	WING	Equity
ENCORE WIRE CORPORATION	WIRE	Equity
SUMMIT WIRELESS TECHNOLOGIES, INC.	WISA	Equity
ContextLogic Inc.	WISH	Equity
WIPRO LTD.	WIT	Equity
WIX.COM LTD.	WIX	Equity
Workiva Inc.	WK	Equity
WISEKEY INTERNATIONAL HOLDING LTD.	WKEY	Equity
Workhorse Group Inc.	WKHS	Equity
WORKSPORT, LTD	WKSP	Equity
Westlake Chemical Corp	WLK	Equity
Westlake Chemical Partners LP	WLKP	Equity
WHITING PETROLEUM CORPORATION	WLL	Equity
WASTE MANAGEMENT, INC.	WM	Equity
WILLIAMS COMPANIES, INC.	WMB	Equity
Western Asset Mortgage Capital Corporation	WMC	Equity
Warner Music Group Corp.	WMG	Equity
Advanced Drainage Systems, Inc.	WMS	Equity
WAL-MART INC.	WMT	Equity
WABASH NATIONAL CORP.	WNC	Equity
WNS Holdings Ltd	WNS	Equity
Wolfspeed, Inc.	WOLF	Equity
PETCO HEALTH AND WELLNESS COMPANY, INC.	WOOF	Equity
WORTHINGTON INDUSTRIES,INC.	WOR	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
WideOpenWest, Inc.	WOW	Equity
W.P. Carey Inc.	WPC	Equity
Wheaton Precious Metals Corporation	WPM	Equity
WPP plc	WPP	Equity
WESTPORT INNOVATIONS INC.	WPRT	Equity
Wrap Technologies, Inc.	WRAP	Equity
BERKLEY(WR) CORP	WRB	Equity
WARBY PARKER, INC.	WRBY	Equity
Washington Real Estate Investment Trust	WRE	Equity
WestRock Company	WRK	Equity
WORLD ACCEPTANCE CORPORATION	WRLD	Equity
Waterstone Financial, Inc.	WSBF	Equity
WillScot Corporation	WSC	Equity
WILLIAMS-SONOMA INC	WSM	Equity
Whitestone REIT	WSR	Equity
West Pharmaceutical Services Inc	WST	Equity
Wintrust Financial Corporation	WTFC	Equity
W&T OFFSHORE INC	WTI	Equity
Essential Utilities, Inc.	WTRG	Equity
Waitr Holdings Inc.	WTRH	Equity
Select Energy Services, Inc.	WTTR	Equity
Willis Towers Watson Public Limited Company	WTW	Equity
THE WESTERN UNION COMPANY	WU	Equity
WAVE Life Sciences Ltd	WVE	Equity
Weight Watchers International, Inc.	WW	Equity
Woodward, Inc.	WWD	Equity
World Wrestling Entertainment Inc	WWE	Equity
WESTWATER RESOURCES INC	WWR	Equity
WOLVERINE WORLD WIDE INC	WWW	Equity
WEYERHAEUSER COMPANY	WY	Equity
WYNN RESORTS LTD.	WYNN	Equity
WIDEPOINT CORPORATION	WYY	Equity
UNITED STATES STEEL CORPORATION	X	Equity
BEYOND AIR INC	XAIR	Equity
SPDR S&P Biotech ETF	XBI	ETF
XBiotech, Inc.	XBIT	Equity
XCEL ENERGY INC	XEL	Equity
EXELA TECHNOLOGIES INC	XELA	Equity
Xenon Pharmaceuticals Inc.	XENE	Equity
Xeris Biopharma Holdings, Inc.	XERS	Equity
SPDR S&P Oil & Gas Equipment & Svcs ETF	XES	ETF
X4 PHARMACEUTICALS, INC.	XFOR	Equity
EXAGEN, INC.	XGN	Equity
SPDR S&P HOMEBUILDERS	XHB	ETF

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Xenia Hotels & Resorts, Inc.	XHR	Equity
Xinyuan Real Estate Company LTD	XIN	Equity
XL Fleet Corporation	XL	Equity
MATERIALS SELECT SECTOR SPDR	XLB	ETF
Communication Services Select Sect SPDR ETF	XLC	ETF
ENERGY SELECT SECTOR SPDR	XLE	ETF
FINANCIAL SELECT SECTOR SPDR	XLF	ETF
INDUSTRIAL SELECT SECTOR SPDR	XLI	ETF
TECHNOLOGY SELECT SECTOR SPDR	XLK	ETF
CONSUMER STAPLES SELECT SECTOR SPDR	XLP	ETF
Real Estate Select Sector SPDR	XLRE	ETF
UTILITIES SELECT SECTOR SPDR	XLU	ETF
HEALTH CARE SELECT SECTOR SPDR	XLV	ETF
CONSUMER DISCRETIONARY SELECT SPDR	XLY	ETF
QUALTRICS INTERNATIONAL	XM	Equity
SPDR S&P METALS & MINING	XME	ETF
XOMETRY INC.	XMTR	Equity
Xencor, Inc.	XNCR	Equity
Xunlei Limited	XNET	Equity
EXXON MOBIL CORPORATION	XOM	Equity
XOMA CORPORATION	XOMA	Equity
SPDR S&P OIL & GAS EXPLORATION & PROD	XOP	ETF
Xos, Inc.	XOS	Equity
XP Inc.	XP	Equity
XPEL, INC.	XPEL	Equity
Xperi Holding Corporation	XPER	Equity
XPENG, INC. ADR CLASS A	XPEV	Equity
XPO Logistics, Inc.	XPO	Equity
DPCM CAPITAL, INC.	XPOA	Equity
XPONENTIAL FITNESS, INC	XPOF	Equity
ProShares Ultra FTSE China 50	XPP	ETF
DENTSPLY INTL, INC.	XRAY	Equity
SPDR S&P RETAIL	XRT	ETF
XEROX CORPORATION	XRX	Equity
SPDR S&P Semiconductor ETF	XSD	ETF
XpresSpa Group, Inc.	XSPA	Equity
22ND CENTURY GROUP, INC.	XXII	Equity
Xylem Inc.	XYL	Equity
Alleghany Corporation	Y	Equity
YALLA GROUP LIMITED	YALA	Equity
Direxion Daily FTSE China Bear 3x Shares	YANG	ETF
CBDMD, INC.	YCBD	Equity
ProShares UltraShort Yen	YCS	ETF
Yellow Corporation	YELL	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
YELP, INC.	YELP	Equity
YETI Holdings, Inc.	YETI	Equity
Yext, Inc.	YEXT	Equity
Direxion Daily China 3X Bull Shares	YINN	ETF
Y-MABS THERAPEUTICS INC	YMAB	Equity
FULL TRUCK ALLIANCE CO. LTD.	YMM	Equity
ADVISORSHARES PURE CANNABIS ETF	YOLO	ETF
CLEAR SECURE, INC	YOU	Equity
YPF S.A.	YPF	Equity
Yirendai Ltd.	YRD	Equity
YATSEN HOLDING LTD	YSG	Equity
YUM! BRANDS, INC.	YUM	Equity
Yum China Holdings, Inc.	YUMC	Equity
LIQUID MEDIA GROUP LTD.	YVR	Equity
YY INC.	YY	Equity
ZILLOW GROUP, INC.	Z	Equity
Zimmer Bionet Holdings, Inc.	ZBH	Equity
ZEBRA TECHNOLOGIES CORP.	ZBRA	Equity
Ziff Davis, Inc.	ZD	Equity
ZEDGE INC	ZDGE	Equity
ZENDESK, INC.	ZEN	Equity
Zepp Health Corporation	ZEPP	Equity
ECOARK HOLDINGS, INC.	ZEST	Equity
ZETA GLOBAL HOLDINGS CORP.	ZETA	Equity
OLYMPIC STEEL INC.	ZEUS	Equity
Lightning eMotors, Inc	ZEV	Equity
Zillow Group, Inc	ZG	Equity
ZHIHU INC	ZH	Equity
ZOOMINFO TECHNOLOGIES INC.	ZI	Equity
ZIM INTEGRATED SHIPPING SERVICE	ZIM	Equity
ZIONS BANCORP	ZION	Equity
ZIPRECRUITER, INC	ZIP	Equity
ZK INTERNATIONAL GROUP CO., LTD.	ZKIN	Equity
ZAI LAB LTD	ZLAB	Equity
Zoom Video Communications. Inc.	ZM	Equity
China Southern Airlines Co. Ltd.	ZNH	Equity
ZENTALIS PHARMACEUTICALS, INC.	ZNTL	Equity
Zscaler, Inc.	ZS	Equity
ProShares UltraShort Silver (20 shares)	ZSL	ETF
ZTO Express (Cayman) Inc.	ZTO	Equity
ZOETIS INC.	ZTS	Equity
ZUMIEZ INC	ZUMZ	Equity
Zuora, Inc.	ZUO	Equity
Zovio Inc.	ZVO	Equity

MIAX Pearl Options Securities as of 6/17/22		
Company Name	**Symbol**	**Instrument Type**
Zurn Water Solutions Corporation	ZWS	Equity
ZYMERGEN INC	ZY	Equity
Zymeworks Inc	ZYME	Equity
Zynerba Pharmaceuticals, Inc.	ZYNE	Equity
Zynex, Inc.	ZYXI	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
A	Agilent Technologies, Inc. Common Stock	CommonStock		Equity
AA	Alcoa Corporation Common Stock	CommonStock		Equity
AAA	Listed Funds Trust AAF First Priority CLO Bond ETF	ExchangeTradedFund		Equity
AAAU	Goldman Sachs Physical Gold Etf ETF	ExchangeTradedFund		Equity
AAC	Ares Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
AAC.U	Ares Acquisition Corporation Units, each consisting of one Class A ordinary share, and one-fifth of one redeemable warrant	Unit	Units	Equity
AAC.WS	Ares Acquisition Corporation Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
AACG	ATA Creativity Global ADS NPV	AdrCommon		Equity
AACI	Armada Acquisition Corp I COM	CommonStock		Equity
AACIU	Armada Acquisition Corp I UNITS	Unit		Equity
AACIW	Armada Acquisition Corp I WRTTS	Warrant		Equity
AADI	Aadi Bioscience Inc COM	CommonStock		Equity
AADR	AdvisorShares Trust Dorsey Wright ADR ETF ETF	ExchangeTradedFund		Equity
AAIC	Arlington Asset Investment Corp. Class A Common Stock	CommonStock		Equity
AAICpB	Arlington Asset Investment Corp. 7.00% Series B Cumulative Perpetual Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
AAICpC	Arlington Asset Investment Corp. 8.250% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
AAIN	Arlington Asset Investment Corp. 6.000% Senior Notes Due 2026	StructuredProduct		Equity
AAL	American Airlines Group Inc COM USD.01	CommonStock		Equity
AAMC	Altisource Asset Management Corporation Common stock	CommonStock		Equity
AAME	Atlantic American Corp COM USD1	CommonStock		Equity
AAMpA	Apollo Asset Management, Inc. 6.375% Series A Preferred Stock	PreferredStock	Preferred Class	Equity
AAMpB	Apollo Asset Management, Inc. 6.375% Series B Preferred Stock	PreferredStock	Preferred Class	Equity
AAN	The Aaron's Company, Inc. Common Stock	CommonStock		Equity
AAOI	Applied Optoelectronics Inc COM USD0.001	CommonStock		Equity
AAON	AAON Inc COM USD.001	CommonStock		Equity
AAP	Advance Auto Parts, Inc. Common Stock	CommonStock		Equity
AAPL	Apple Inc COM NPV	CommonStock		Equity
AAQC	Accelerate Acquisition Corp. Class A Common Stock	CommonStock		Equity
AAQC.U	Accelerate Acquisition Corp. Units, each consisting of one Class A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
AAQC.WS	Accelerate Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
AAT	American Assets Trust, Inc. Common Stock	CommonStock		Equity
AATC	Autoscope Technologies Corp COM USD.01	CommonStock		Equity
AAU	Almaden Minerals Ltd Common Shares	CommonStock		Equity
AAWW	Atlas Air Worldwide Holdings Inc. COM NEW	CommonStock		Equity
AAXJ	iShares MSCI All Country Asia ex Japan ETF ASIA EX JPN	ExchangeTradedFund		Equity
AB	AllianceBernstein Holding L.P. Units (Representing Limited Partnership Interests)	CommonStock		Equity
ABB	ABB Ltd. American Depositary Shares (Each representing one Registered Share)	AdrCommon		Equity
ABBV	AbbVie Inc. Common Stock	CommonStock		Equity
ABC	AmerisourceBergen Corporation Common Stock	CommonStock		Equity
ABCB	Ameris Bancorp COM USD1	CommonStock		Equity
ABCL	AbCellera Biologics Inc COM	CommonStock		Equity
ABCM	ABCAM ADS	AdrCommon		Equity
ABEO	Abeona Therapeutics Inc COM USD.04	CommonStock		Equity
ABEQ	Unified Series Trust Absolute Core Strategy ETF	ExchangeTradedFund		Equity
ABEV	Ambev S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
ABG	Asbury Automotive Group, Inc. Common Stock	CommonStock		Equity
ABGI	ABG Acquisition Corp I COM CL A	CommonStock		Equity
ABIO	ARCA biopharma Inc COM USD.001	CommonStock		Equity
ABM	ABM Industries Incorporated Common Stock	CommonStock		Equity
ABMD	ABIOMED Inc COM USD.01	CommonStock		Equity
ABNB	Airbnb Inc COM CL A	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ABOS	Acumen Pharmaceuticals Inc COM USD0.0001	CommonStock		Equity
ABR	Arbor Realty Trust, Inc. Common Stock	CommonStock		Equity
ABRpD	Arbor Realty Trust, Inc. 6.375% Series D Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per Share	PreferredStock	Preferred Class	Equity
ABRpE	Arbor Realty Trust, Inc. 6.25% Series E Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
ABRpF	Arbor Realty Trust, Inc. 6.25% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per share	PreferredStock	Preferred Class	Equity
ABSI	Absci Corp COM	CommonStock		Equity
ABST	Absolute Software Corp COM NPV	CommonStock		Equity
ABT	Abbott Laboratories Common Stock	CommonStock		Equity
ABTX	Allegiance Bancshares Inc COM USD1	CommonStock		Equity
ABUS	Arbutus Biopharma Corp COM NPV	CommonStock		Equity
ABVC	ABVC BioPharma Inc COM	CommonStock		Equity
AC	Associated Capital Group, Inc. Class A Common Stock	CommonStock		Equity
ACA	Arcosa, Inc. Common Stock	CommonStock		Equity
ACAB	Atlantic Coastal Acquisition Corp II SR A COM USD0.0001	CommonStock		Equity
ACABU	Atlantic Coastal Acquisition Corp II UNITS	Unit		Equity
ACABW	Atlantic Coastal Acquisition Corp II WT EXP 011327	Warrant		Equity
ACACU	Acri Capital Acquisition Corporation UNIT EX 020129	Unit		Equity
ACAD	Acadia Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ACAH	Atlantic Coastal Acquisition Corp COM CL A	CommonStock		Equity
ACAHU	Atlantic Coastal Acquisition Corp UNITS	Unit		Equity
ACAHW	Atlantic Coastal Acquisition Corp WRRTS	Warrant		Equity
ACAQ	Athena Consumer Acquisition Corp. Class A Common Stock	CommonStock		Equity
ACAQ.U	Athena Consumer Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	Unit	Units	Equity
ACAQ.WS	Athena Consumer Acquisition Corp. Redeemable warrants	Warrant	Warrants	Equity
ACAX	Alset Capital Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
ACAXR	Alset Capital Acquisition Corp. Right	Right		Equity
ACAXU	Alset Capital Acquisition Corp UNITS	Unit		Equity
ACAXW	Alset Capital Acquisition Corp WT EXP 013127	Warrant		Equity
ACB	Aurora Cannabis Inc COM NPV	CommonStock		Equity
ACBA	Ace Global Business Acquisition Ltd COM USD	CommonStock		Equity
ACBAU	Ace Global Business Acquisition Ltd UNITS	Unit		Equity
ACBAW	Ace Global Business Acquisition Ltd WT EXP 022026	Warrant		Equity
ACC	American Campus Communities, Inc. Common Stock	CommonStock		Equity
ACCD	Accolade Inc COM	CommonStock		Equity
ACCO	ACCO Brands Corporation Common Stock	CommonStock		Equity
ACDI	Ascendant Digital Acquisition Corp. III Class A Ordinary Shares	CommonStock		Equity
ACDI.U	Ascendant Digital Acquisition Corp. III Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
ACDI.WS	Ascendant Digital Acquisition Corp. III Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ACEL	Accel Entertainment, Inc. Class A-1 Common Stock	CommonStock		Equity
ACER	Acer Therapeutics Inc COM	CommonStock		Equity
ACES	ALPS ETF Trust ALPS Clean Energy ETF	ExchangeTradedFund		Equity
ACET	Adicet Bio Inc COM	CommonStock		Equity
ACEV	ACE Convergence Acquisition Corp CL A	CommonStock		Equity
ACEVU	ACE Convergence Acquisition Corp UNITS	Unit		Equity
ACEVW	ACE Convergence Acquisition Corp WT EXP 093027	Warrant		Equity
ACGL	Arch Capital Group Ltd COM USD.01	CommonStock		Equity
ACGLN	Arch Capital Group Ltd 4.550 DEP PFD G	Unknown		Equity
ACGLO	Arch Capital Group Ltd NON CUM PFD F	PreferredStock		Equity
ACH	Aluminum Corporation of China Limited American Depositary Shares (Each representing 25 Class H Ordinary Shares)	AdrCommon		Equity
ACHC	Acadia Healthcare Co Inc COM USD.01	CommonStock		Equity
ACHL	Achilles Therapeutics plc ADS	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ACHR	Archer Aviation Inc. Class A Common Stock	CommonStock		Equity
ACHR.WS	Archer Aviation Inc. Redeemable Warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
ACHV	Achieve Life Sciences Inc COM USD0.001	CommonStock		Equity
ACI	Albertsons Companies, Inc. Class A Common Stock	CommonStock		Equity
ACII	Atlas Crest Investment Corp. II Class A Common Stock	CommonStock		Equity
ACII.U	Atlas Crest Investment Corp. II Units, each consisting of one Class A common stock and one-fourth of one redeemable warrant	Unit	Units	Equity
ACII.WS	Atlas Crest Investment Corp. II Redeemable Warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
ACIO	Aptus Collared Income Opportunity ETF ETF	ExchangeTradedFund		Equity
ACIU	AC Immune SA COM CHF.02	CommonStock		Equity
ACIW	ACI Worldwide Inc CL A COM USD.005	CommonStock		Equity
ACKIT	Ackrell SPAC Partners I Co SUB UNIT	Unknown		Equity
ACKIU	Ackrell SPAC Partners I Co UNITS	Unit		Equity
ACKIW	Ackrell SPAC Partners I Co WT EXP 120126	Warrant		Equity
ACLS	Axcelis Technologies Inc. COM USD.001	CommonStock		Equity
ACLX	Arcellx Inc COM USD0.001	CommonStock		Equity
ACM	AECOM Common Stock	CommonStock		Equity
ACMR	ACM Research Inc CL A COM	CommonStock		Equity
ACN	Accenture plc Class A Ordinary Shares	CommonStock		Equity
ACNB	ACNB Corp COM USD2.5	CommonStock		Equity
ACON	Aclarion Inc COM USD0.00001	CommonStock		Equity
ACONW	Aclarion Inc WT EXP 120126	Warrant		Equity
ACOR	Acorda Therapeutics Inc COM USD.001	CommonStock		Equity
ACP	Aberdeen Income Credit Strategies Fund Common Shares	CommonStock		Equity
ACPpA	Aberdeen Income Credit Strategies Fund 5.250% Series A Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
ACQR	Independence Holdings Corp ORD CL A	CommonStock		Equity
ACQRU	Independence Holdings Corp UNITS	Unit		Equity
ACQRW	Independence Holdings Corp WT EXP 033128	Warrant		Equity
ACR	ACRES Commercial Realty Corp. Common Stock	CommonStock		Equity
ACRE	Ares Commercial Real Estate Corporation Common Stock	CommonStock		Equity
ACRO	Acropolis Infrastructure Acquisition Corp. Class A Common Stock	CommonStock		Equity
ACRO.U	Acropolis Infrastructure Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	Unit	Units	Equity
ACRO.WS	Acropolis Infrastructure Acquisition Corp. Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ACRS	Aclaris Therapeutics Inc COM USD.00001	CommonStock		Equity
ACRX	AcelRx Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ACRpC	ACRES Commercial Realty Corp. 8.625% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock, par value $0.001 per share	PreferredStock	Preferred Class	Equity
ACRpD	ACRES Commercial Realty Corp. 7.875% Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
ACSI	American Customer Satisfaction ETF ETF	ExchangeTradedFund		Equity
ACST	Acasti Pharma Inc CL A SHS	CommonStock		Equity
ACT	Enact Holdings Inc COM USD.01	CommonStock		Equity
ACTD	ArcLight Clean Transition Corp II ORD SHS	CommonStock		Equity
ACTDU	ArcLight Clean Transition Corp II UNITS	Unit		Equity
ACTDW	ArcLight Clean Transition Corp II WT EXP 031628	Warrant		Equity
ACTG	Acacia Research Corp COM NPV	CommonStock		Equity
ACTV	Two Roads Shared Trust LeaderShares Activist Leaders ETF	ExchangeTradedFund		Equity
ACU	Acme United Corporation Common Stock	CommonStock		Equity
ACV	Virtus AllianzGI Diversified Income & Convertible Fund Common Shares of Beneficial Interest	CommonStock		Equity
ACVA	ACV Auctions Inc COM CL A	CommonStock		Equity
ACVF	ETF Opportunities Trust American Conservative Values ETF	ExchangeTradedFund		Equity
ACWF	iShares Trust iShares MSCI Global Multifactor ETF	ExchangeTradedFund		Equity
ACWI	iShares MSCI ACWI ETF ETF	ExchangeTradedFund		Equity
ACWV	iShares MSCI Global Min Vol Factor ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ACWX	iShares MSCI ACWI ex US ETF ETF	ExchangeTradedFund		Equity
ACXP	Acurx Pharmaceuticals Inc COM	CommonStock		Equity
ADAG	Adagene Inc ADR	AdrCommon		Equity
ADAL	Anthemis Digital Acquisitions I Corp ORD SHS CL A	CommonStock		Equity
ADALU	Anthemis Digital Acquisitions I Corp UNITS	Unit		Equity
ADALW	Anthemis Digital Acquisitions I Corp WT EXP	Warrant		Equity
ADAP	Adaptimmune Therapeutics plc ADR	AdrCommon		Equity
ADBE	Adobe Inc COM NPV	CommonStock		Equity
ADC	Agree Realty Corporation Common Stock	CommonStock		Equity
ADCT	ADC Therapeutics SA Common Shares	CommonStock		Equity
ADCpA	Agree Realty Corporation Depositary Shares, each representing 1/1,000th of a 4.250% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
ADER	26 Capital Acquisition Corp COM CL A	CommonStock		Equity
ADERU	26 Capital Acquisition Corp UNITS	Unit		Equity
ADERW	26 Capital Acquisition Corp WT EXP 123127	Warrant		Equity
ADES	Advanced Emissions Solutions Inc COM NPV	CommonStock		Equity
ADEX	Adit EdTech Acquisition Corp Common Stock	CommonStock		Equity
ADEX.U	Adit EdTech Acquisition Corp Units, each consisting of one share of common stock, and one-half of one redeemable warrant	Unit	Units	Equity
ADEX.WS	Adit EdTech Acquisition Corp Redeemable Warrants, each whole warrant exercisable for shares of common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ADFI	Anfield Dynamic Fixed Income ETF ETF	ExchangeTradedFund		Equity
ADGI	Adagio Therapeutics Inc COM USD0.0001	CommonStock		Equity
ADI	Analog Devices Inc COM USD.16	CommonStock		Equity
ADIL	Adial Pharmaceuticals Inc COM	CommonStock		Equity
ADILW	Adial Pharmaceuticals Inc WRRT	Warrant		Equity
ADIV	Guinness Atkinson Funds SmartETFs Asia Pacific Dividend Builder ETF	ExchangeTradedFund		Equity
ADM	Archer Daniels Midland Company Common Stock	CommonStock		Equity
ADMA	ADMA Biologics Inc COM USD.0001	CommonStock		Equity
ADME	Aptus Drawdown Managed Equity ETF ETF	ExchangeTradedFund		Equity
ADMP	Adamis Pharmaceuticals Corp COM NPV	CommonStock		Equity
ADN	Advent Technologies Holdings Inc COM CL A USD0.0001	CommonStock		Equity
ADNT	Adient plc Ordinary Shares	CommonStock		Equity
ADNWW	Advent Technologies Holdings Inc WT EXP 020326	Warrant		Equity
ADOC	Edoc Acquisition Corp COM CL A	CommonStock		Equity
ADOCR	Edoc Acquisition Corp. Right	Right		Equity
ADOCW	Edoc Acquisition Corp WT EXP 113027	Warrant		Equity
ADP	Automatic Data Processing Inc COM NPV	CommonStock		Equity
ADPT	Adaptive Biotechnologies Corp COM	CommonStock		Equity
ADRA	Adara Acquisition Corp. Class A Common Stock	CommonStock		Equity
ADRA.U	Adara Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	Unit	Units	Equity
ADRA.WS	Adara Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
ADRE	Invesco BLDRS Emerging Markets 50 ADR Index Fund EMER MK 50 ADR	ExchangeTradedFund		Equity
ADRT	Ault Disruptive Technologies Corporation Common Stock	CommonStock		Equity
ADRT.U	Ault Disruptive Technologies Corporation Units, each consisting of one share of common stock, $0.001 par value, and three-fourths of one redeemable warrant	Unit	Units	Equity
ADRT.WS	Ault Disruptive Technologies Corporation Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
ADSE	ADS TEC Energy PLC COM	CommonStock		Equity
ADSEW	ADS TEC Energy PLC WT EXP 122226	Warrant		Equity
ADSK	AUTODESK INC COM NPV	CommonStock		Equity
ADT	ADT Inc. Common stock, par value $0.01 per share	CommonStock		Equity
ADTH	AdTheorent Holding Company Inc COM	CommonStock		Equity
ADTHW	AdTheorent Holding Company Inc WT EXP	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ADTN	ADTRAN Inc COM USD.01	CommonStock		Equity
ADTX	Aditxt Inc COM	CommonStock		Equity
ADUS	Addus HomeCare Corp COM USD.001	CommonStock		Equity
ADV	Advantage Solutions Inc COM	CommonStock		Equity
ADVM	Adverum Biotechnologies Inc COM USD.0001	CommonStock		Equity
ADVWW	Advantage Solutions Inc. Warrant	Warrant		Equity
ADX	Adams Diversified Equity Fund, Inc. Common Stock	CommonStock		Equity
ADXN	Addex Therapeutics Ltd ADS	AdrCommon		Equity
AE	Adams Resources & Energy Inc Common Stock	CommonStock		Equity
AEAC	Authentic Equity Acquisition Corp COM CL A	CommonStock		Equity
AEACU	Authentic Equity Acquisition Corp UNITS	Unit		Equity
AEACW	Authentic Equity Acquisition Corp WT EXP 103127	Warrant		Equity
AEAE	AltEnergy Acquisition Corp COM CL A USD0.0001	CommonStock		Equity
AEAEU	AltEnergy Acquisition Corp UNITS	Unit		Equity
AEAEW	AltEnergy Acquisition Corp WT EXP	Warrant		Equity
AEE	Ameren Corporation Common Stock	CommonStock		Equity
AEF	Aberdeen Emerging Markets Equity Income Fund, Inc. Common Stock	CommonStock		Equity
AEFC	AEGON N.V. 5.10% Subordinated Notes due 2049	StructuredProduct		Equity
AEG	AEGON N.V. Ordinary American Registry Shares	NyRegisteredShare		Equity
AEHA	Aesther Healthcare Acquisition Corp COM CL A	CommonStock		Equity
AEHAU	Aesther Healthcare Acquisition Corp UNITS	Unit		Equity
AEHAW	Aesther Healthcare Acquisition Corp WT EXP	Warrant		Equity
AEHL	Antelope Enterprise Holdings Ltd COM USD.001	CommonStock		Equity
AEHR	Aehr Test Systems COM USD.01	CommonStock		Equity
AEI	Alset Ehome International Inc COM	CommonStock		Equity
AEIS	Advanced Energy Industries Inc. COM USD.001	CommonStock		Equity
AEL	American Equity Investment Life Holding Company Common Stock	CommonStock		Equity
AELpA	American Equity Investment Life Holding Company Depositary Shares, each representing a 1/1,000th interest in a share of 5.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
AELpB	American Equity Investment Life Holding Company Depositary Shares, each representing a 1/1,000th interest in a share of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
AEM	Agnico Eagle Mines Limited Common Shares	CommonStock		Equity
AEMB	American Century ETF Trust American Century Emerging Markets Bond ETF	ExchangeTradedFund		Equity
AEMD	Aethlon Medical Inc COMUSD.001	CommonStock		Equity
AENZ	Aenza S.A.A. American Depositary Shares (each representing five Common Shares)	AdrCommon		Equity
AEO	American Eagle Outfitters, Inc. Common Stock	CommonStock		Equity
AEP	American Electric Power Co Inc COM USD6.5	CommonStock		Equity
AEPPZ	American Electric Power Co Inc UNITS EX 08152025	Unknown		Equity
AER	AerCap Holdings N.V. Ordinary Shares	CommonStock		Equity
AERC	Aeroclean Technologies Inc COM	CommonStock		Equity
AERI	Aerie Pharmaceuticals Inc COM USD.001	CommonStock		Equity
AES	The AES Corporation Common Stock	CommonStock		Equity
AESC	The AES Corporation Corporate Units	StructuredProduct		Equity
AESE	Allied Esports Entertainment Inc COM	CommonStock		Equity
AESR	Anfield US Equity Sector Rotation ETF ETF	ExchangeTradedFund		Equity
AEVA	Aeva Technologies, Inc. Common Stock	CommonStock		Equity
AEVA.WS	Aeva Technologies, Inc. Redeemable Warrants, each whole warrant exercisable for shares of common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
AEY	ADDvantage Technologies Group Inc COM USD.01	CommonStock		Equity
AEYE	AudioEye Inc COM	CommonStock		Equity
AEZS	AEterna Zentaris Inc COM NPV SVTG	CommonStock		Equity
AFAC	Arena Fortify Acquisition Corp CL A COM	CommonStock		Equity
AFACU	Arena Fortify Acquisition Corp UNITS	Unit		Equity
AFACW	Arena Fortify Acquisition Corp WT EXP 111026	Warrant		Equity
AFAQ	AF Acquisition Corp COM	CommonStock		Equity
AFAQU	AF Acquisition Corp UNITS	Unit		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
AFAQW	AF Acquisition Corp Wrrt	Warrant		Equity
AFAR	Aura FAT Projects Acquisition Corp CL A ORD	CommonStock		Equity
AFARU	Aura FAT Projects Acquisition Corp UNITS	Unit		Equity
AFARW	Aura FAT Projects Acquisition Corp WT EXP	Warrant		Equity
AFB	AllianceBernstein National Municipal Income Fund, Inc. Common Stock	CommonStock		Equity
AFBI	Affinity Bancshares Inc COM USD.01	CommonStock		Equity
AFCG	AFC Gamma Inc COM	CommonStock		Equity
AFG	American Financial Group, Inc. Common Stock	CommonStock		Equity
AFGB	American Financial Group, Inc. 5.875% Subordinated Debentures due 2059	StructuredProduct		Equity
AFGC	American Financial Group, Inc. 5.125% Subordinated Debentures due 2059	StructuredProduct		Equity
AFGD	American Financial Group, Inc. 5.625% Subordinated Debentures due 2060	StructuredProduct		Equity
AFGE	American Financial Group, Inc. 4.500% Subordinated Debentures due 2060	StructuredProduct		Equity
AFIB	Acutus Medical Inc COM	CommonStock		Equity
AFIF	Two Roads Shared Trust - Anfield Universal Fixed Income ETF ETF	ExchangeTradedFund		Equity
AFK	VanEck ETF Trust VanEck Africa Index ETF	ExchangeTradedFund		Equity
AFL	AFLAC Incorporated Common Stock	CommonStock		Equity
AFLG	First Trust Exchange-Traded Fund VIII First Trust Active Factor Large Cap ETF	ExchangeTradedFund		Equity
AFMC	First Trust Exchange-Traded Fund VIII First Trust Active Factor Mid Cap ETF	ExchangeTradedFund		Equity
AFMD	Affimed NV COM EUR.01	CommonStock		Equity
AFRI	Forafric Agro Holdings Limited COM	CommonStock		Equity
AFRIW	Forafric Agro Holdings Limited WT EXP 060927	Warrant		Equity
AFRM	Affirm Holdings Inc COM USD.00001	CommonStock		Equity
AFSM	First Trust Exchange-Traded Fund VIII First Trust Active Factor Small Cap ETF	ExchangeTradedFund		Equity
AFT	Apollo Senior Floating Rate Fund Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
AFTR	AfterNext HealthTech Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
AFTR.U	AfterNext HealthTech Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
AFTR.WS	AfterNext HealthTech Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
AFTY	Pacer Funds Trust Pacer CSOP FTSE China A50 ETF	ExchangeTradedFund		Equity
AFYA	Afya Ltd COM CL A USD0.00005	CommonStock		Equity
AG	First Majestic Silver Corp. Common Shares	CommonStock		Equity
AGAC	African Gold Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
AGAC.U	African Gold Acquisition Corporation Units, each consisting of one Class A ordinary share and three-quarters of one redeemable warrant	Unit	Units	Equity
AGAC.WS	African Gold Acquisition Corporation Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
AGBA	AGBA Acquisition Ltd ORD	CommonStock		Equity
AGBAR	AGBA Acquisition Limited Right	Right		Equity
AGBAU	AGBA Acquisition Ltd UNITS	Unit		Equity
AGBAW	AGBA Acquisition Ltd WT EXP 051024	Warrant		Equity
AGCB	Altimeter Growth Corp. 2 Class A Ordinary Shares	CommonStock		Equity
AGCO	AGCO Corporation Common Stock	CommonStock		Equity
AGD	Aberdeen Global Dynamic Dividend Fund Common Shares of Beneficial Interest	CommonStock		Equity
AGE	AgeX Therapeutics Inc. Common stock par value $0.0001 per share	CommonStock		Equity
AGEN	Agenus Inc/DE COM USD.01	CommonStock		Equity
AGFS	AgroFresh Solutions Inc COM USD.0001	CommonStock		Equity
AGFY	Agrify Corp COM	CommonStock		Equity
AGG	iShares Trust iShares Core U.S. Aggregate Bond ETF	ExchangeTradedFund		Equity
AGGH	Simplify Exchange Traded Funds Simplify Aggregate Bond PLUS Credit Hedge ETF	ExchangeTradedFund		Equity
AGGR	Agile Growth Corp ORD CL A	CommonStock		Equity
AGGRU	Agile Growth Corp UNITS	Unit		Equity
AGGRW	Agile Growth Corp WT EXP 030926	Warrant		Equity
AGGY	WisdomTree Trust WisdomTree Yield Enhanced U.S. Aggregate Bond Fund	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
AGI	Alamos Gold Inc. Class A Common Shares, Without Par Value	CommonStock		Equity
AGIL	AgileThought Inc COM CL A	CommonStock		Equity
AGILW	AgileThought Inc WRRTS	Warrant		Equity
AGIO	Agios Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
AGL	agilon health, inc. Common Stock	CommonStock		Equity
AGLE	Aeglea BioTherapeutics Inc COM USD.0001	CommonStock		Equity
AGM	Federal Agricultural Mortgage Corporation Class C Non-Voting Common Stock	CommonStock		Equity
AGM.A	Federal Agricultural Mortgage Corporation Class A Voting Common Stock	CommonStock	Class	Equity
AGMH	AGM Group Holdings Inc-REDH COM Cl A	CommonStock		Equity
AGMpC	Federal Agricultural Mortgage Corporation 6.000% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
AGMpD	Federal Agricultural Mortgage Corporation 5.700% Non-Cumulative Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
AGMpE	Federal Agricultural Mortgage Corporation 5.750% Non-Cumulative Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
AGMpF	Federal Agricultural Mortgage Corporation 5.250% Non-Cumulative Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
AGMpG	Federal Agricultural Mortgage Corporation 4.875% Non-Cumulative Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
AGNC	AGNC Investment Corp COM USD.01	CommonStock		Equity
AGNCM	AGNC Investment Corp PFD Ser D	PreferredStock		Equity
AGNCN	AGNC Investment Corp PFD SrC 1/1000	PreferredStock		Equity
AGNCO	AGNC Investment Corp PFD Ser E	Unknown		Equity
AGNCP	AGNC Investment Corp 6.125 DP RP SR F	PreferredStock		Equity
AGNG	Global X Aging Population ETF ETF	ExchangeTradedFund		Equity
AGO	Assured Guaranty Ltd. Common Shares	CommonStock		Equity
AGOV	Exchange Listed Funds Trust ETC Gavekal Asia Pacific Government Bond ETF	ExchangeTradedFund		Equity
AGOX	Starboard Investment Trust Adaptive Alpha Opportunities ETF	ExchangeTradedFund		Equity
AGQ	ProShares Trust II ProShares Ultra Silver	ExchangeTradedVehicle		Equity
AGR	Avangrid, Inc. Common Stock	CommonStock		Equity
AGRI	AgriForce Growing Systems Ltd COM	CommonStock		Equity
AGRIW	AgriForce Growing Systems Ltd WT EXP 020124	Warrant		Equity
AGRO	Adecoagro S.A. Common Shares	CommonStock		Equity
AGRX	Agile Therapeutics Inc COM USD.0001	CommonStock		Equity
AGS	PlayAGS, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
AGT	iShares MSCI Argentina and Global Exposure ETF	ExchangeTradedFund		Equity
AGTC	Applied Genetic Technologies Corp COM USD.001	CommonStock		Equity
AGTI	Agiliti, Inc. Common Stock	CommonStock		Equity
AGX	Argan, Inc. Common Stock, $0.15 par value	CommonStock		Equity
AGYS	Agilysys Inc COM NPV	CommonStock		Equity
AGZ	iShares Trust iShares Agency Bond ETF	ExchangeTradedFund		Equity
AGZD	WisdomTree Interest Rate Hedged US Aggregate Bond Fund ETF	ExchangeTradedFund		Equity
AHCO	AdaptHealth Corp COM	CommonStock		Equity
AHG	Akso Health Group ADR	AdrCommon		Equity
AHH	Armada Hoffler Properties, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
AHHX	Starboard Investment Trust Adaptive High Income ETF	ExchangeTradedFund		Equity
AHHpA	Armada Hoffler Properties, Inc. 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
AHI	Advanced Human Imaging Limited ADS	AdrCommon		Equity
AHLpC	Aspen Insurance Holdings Limited 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares	PreferredStock	Preferred Class	Equity
AHLpD	Aspen Insurance Holdings Limited 5.625% Perpetual Non-Cumulative Preference Shares	PreferredStock	Preferred Class	Equity
AHLpE	Aspen Insurance Holdings Limited Depositary Shares, each representing a 1/1000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Shares	PreferredStock	Preferred Class	Equity
AHOY	Tidal ETF Trust Newday Ocean Health ETF	ExchangeTradedFund		Equity
AHPA	Avista Public Acquisition Corp II ORD CL A	CommonStock		Equity
AHPAU	Avista Public Acquisition Corp II UNITS	Unit		Equity
AHPAW	Avista Public Acquisition Corp II WT EXP 040626	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
AHPI	Allied Healthcare Products Inc COM NPV	CommonStock		Equity
AHRN	Ahren Acquisition Corp ORD SHS CL A	CommonStock		Equity
AHRNU	Ahren Acquisition Corp UNITS	Unit		Equity
AHRNW	Ahren Acquisition Corp WT EXP 120926	Warrant		Equity
AHT	Ashford Hospitality Trust, Inc. Common Stock	CommonStock		Equity
AHTpD	Ashford Hospitality Trust, Inc. 8.45% Series D Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
AHTpF	Ashford Hospitality Trust, Inc. 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share	PreferredStock	Preferred Class	Equity
AHTpG	Ashford Hospitality Trust, Inc. 7.375% Series G Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
AHTpH	Ashford Hospitality Trust, Inc. 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share	PreferredStock	Preferred Class	Equity
AHTpI	Ashford Hospitality Trust, Inc. 7.50% Series I Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
AHYB	American Century ETF Trust American Century Select High Yield ETF	ExchangeTradedFund		Equity
AI	C3.ai, Inc. Class A Common Stock	CommonStock		Equity
AIA	iShares Asia 50 ETF ETF	ExchangeTradedFund		Equity
AIB	AIB Acquisition Corporation CL A COM USD0.0001	CommonStock		Equity
AIBBR	AIB Acquisition Corporation Right	Right		Equity
AIBBU	AIB Acquisition Corporation UNITS	Unit		Equity
AIC	Arlington Asset Investment Corp. 6.750% Notes due 2025	StructuredProduct		Equity
AIEQ	ETF Managers Trust AI Powered Equity ETF	ExchangeTradedFund		Equity
AIF	Apollo Tactical Income Fund Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
AIG	American International Group, Inc. Common Stock	CommonStock		Equity
AIGpA	American International Group, Inc. Depositary Shares Each Representing a 1/1000th Interest in a Share of Series A 5.85% Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
AIH	Aesthetic Medical International Holdings Group Ltd ADS	AdrCommon		Equity
AIHS	Senmiao Technology Ltd COM 0.0001	CommonStock		Equity
AIIQ	ETF Series Solutions AI Powered International Equity ETF	ExchangeTradedFund		Equity
AIKI	AIkido Pharma Inc COM USD.01	CommonStock		Equity
AILG	Listed Funds Trust Alpha Intelligent - Large Cap Growth ETF	ExchangeTradedFund		Equity
AILV	Listed Funds Trust Alpha Intelligent - Large Cap Value ETF	ExchangeTradedFund		Equity
AIM	AIM ImmunoTech Inc. Common Stock	CommonStock		Equity
AIMAU	Aimfinity Investment Corp I UNIT EX 020129	Unit		Equity
AIMAW	Aimfinity Investment Corp I WT 1 EX 042127	Warrant		Equity
AIMBU	Aimfinity Investment Corp I UNITS	Unit		Equity
AIMC	Altra Industrial Motion Corp COM USD.001	CommonStock		Equity
AIN	Albany International Corp. Class A Common Stock	CommonStock		Equity
AINC	Ashford Inc. Common Stock	CommonStock		Equity
AINV	Apollo Investment Corp COM USD.001	CommonStock		Equity
AIO	Virtus AllianzGI Artificial Intelligence & Technology Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
AIP	ARTERIS INC COM USD0.0001	CommonStock		Equity
AIQ	Global X Artificial Intelligence & Technology ETF ETF	ExchangeTradedFund		Equity
AIR	AAR CORP. Common Stock	CommonStock		Equity
AIRC	Apartment Income REIT Corp. Common Stock	CommonStock		Equity
AIRG	Airgain Inc COM USD.0001	CommonStock		Equity
AIRI	Air Industries Group Common Stock	CommonStock		Equity
AIRR	First Trust RBA American Industrial Renaissance ETF ETF	ExchangeTradedFund		Equity
AIRS	AirSculpt Technologies Inc COM USD0.001	CommonStock		Equity
AIRT	Air T Inc COM USD.05	CommonStock		Equity
AIRTP	Air T Inc PFD	PreferredStock		Equity
AIT	Applied Industrial Technologies, Inc. Common Stock	CommonStock		Equity
AIU	Meta Data Limited American Depositary Shares, each representing 1,000 Class A ordinary shares	AdrCommon		Equity
AIV	Apartment Investment and Management Company Class A Common Stock	CommonStock		Equity
AIVI	WisdomTree Trust WisdomTree International AI Enhanced Value Fund	ExchangeTradedFund		Equity
AIVL	WisdomTree Trust WisdomTree U.S. AI Enhanced Value Fund	ExchangeTradedFund		Equity
AIZ	Assurant, Inc. Common Stock	CommonStock		Equity
AIZN	Assurant, Inc. 5.25% Subordinated Notes due 2061	StructuredProduct		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
AJG	Arthur J. Gallagher & Co. Common Stock	CommonStock		Equity
AJRD	Aerojet Rocketdyne Holdings, Inc. Common Stock	CommonStock		Equity
AJX	Great Ajax Corp. Common stock	CommonStock		Equity
AJXA	Great Ajax Corp. 7.25% Convertible Senior Notes due 2024	StructuredProduct		Equity
AKA	a.k.a. Brands Holding Corp. Common Stock	CommonStock		Equity
AKAM	AKAMAI TECHNOLOGIES INC COM USD.01	CommonStock		Equity
AKAN	Akanda Corp COM	CommonStock		Equity
AKBA	Akebia Therapeutics Inc COM USD0.00001	CommonStock		Equity
AKIC	Sports Ventures Acquisition Corp COM CL A	CommonStock		Equity
AKICU	Sports Ventures Acquisition Corp UNIT	Unit		Equity
AKICW	Sports Ventures Acquisition Corp WTS 06/01/28	Warrant		Equity
AKO.A	Embotelladora Andina S.A. Series A American Depositary Shares (Each representing six Series A Shares)	AdrCommon	Class	Equity
AKO.B	Embotelladora Andina S.A. Series B American Depositary Shares (Each representing six Series B Shares)	AdrCommon	Class	Equity
AKR	Acadia Realty Trust Common Shares of Beneficial Interest	CommonStock		Equity
AKRO	Akero Therapeutics Inc COM	CommonStock		Equity
AKTS	Akoustis Technologies Inc COM	CommonStock		Equity
AKTX	Akari Therapeutics Plc ADR	AdrCommon		Equity
AKU	Akumin Inc COM	CommonStock		Equity
AKUS	Akouos Inc COM	CommonStock		Equity
AKYA	Akoya Biosciences Inc COM	CommonStock		Equity
AL	Air Lease Corporation Class A Common Stock	CommonStock		Equity
ALB	Albemarle Corporation Common Stock	CommonStock		Equity
ALBO	Albireo Pharma Inc COM USD.01	CommonStock		Equity
ALC	Alcon Inc. Ordinary Shares, nominal value CHF 0.04 per share	CommonStock		Equity
ALCC	AltC Acquisition Corp. Class A common stock	CommonStock		Equity
ALCO	Alico Inc COM USD1	CommonStock		Equity
ALDX	Aldeyra Therapeutics Inc COM USD.001	CommonStock		Equity
ALE	Allete, Inc. Common Stock	CommonStock		Equity
ALEC	Alector Inc COM	CommonStock		Equity
ALEX	Alexander & Baldwin, Inc. Common Stock	CommonStock		Equity
ALF	Alfi Inc COM	CommonStock		Equity
ALFA	ETF Series Solutions AlphaClone Alternative Alpha ETF ETF	ExchangeTradedFund		Equity
ALFIW	Alfi Inc WT EXP 042926	Warrant		Equity
ALG	Alamo Group Inc. Common Stock	CommonStock		Equity
ALGM	Allegro Microsystems Inc COM USD.01	CommonStock		Equity
ALGN	Align Technology Inc COM USD.001	CommonStock		Equity
ALGS	Aligos Therapeutics Inc COM USD.0001	CommonStock		Equity
ALGT	Allegiant Travel Co COM USD.001	CommonStock		Equity
ALHC	Alignment Healthcare Inc COM	CommonStock		Equity
ALIM	Alimera Sciences Inc COM USD.01	CommonStock		Equity
ALINpA	Altera Infrastructure L.P. 7.25% Series A Cumulative Redeemable Preferred Units, representing limited partner interests	PreferredStock	Preferred Class	Equity
ALINpB	Altera Infrastructure L.P. 8.50% Series B Cumulative Redeemable Preferred Units, representing limited partner interests	PreferredStock	Preferred Class	Equity
ALINpE	Altera Infrastructure L.P. 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
ALIT	Alight, Inc. Class A Common Stock	CommonStock		Equity
ALJJ	ALJ Regional Holdings Inc COM USD.01	CommonStock		Equity
ALK	Alaska Air Group, Inc. Common Stock	CommonStock		Equity
ALKS	Alkermes Plc ORD SHS	CommonStock		Equity
ALKT	Alkami Technology Inc COM	CommonStock		Equity
ALL	The Allstate Corporation Common Stock	CommonStock		Equity
ALLE	Allegion Public Limited Company Ordinary Shares	CommonStock		Equity
ALLG	Allego N.V. Ordinary Shares	CommonStock		Equity
ALLG.WS	Allego N.V. Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ALLK	Allakos Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
ALLO	Allogene Therapeutics Inc COM	CommonStock		Equity
ALLR	ALLARITY THERAPEUTICS INC COM USD0.0001	CommonStock		Equity
ALLT	Allot Ltd ORD USD.1	CommonStock		Equity
ALLY	Ally Financial Inc. Common Stock, par value $.01 per share	CommonStock		Equity
ALLpB	The Allstate Corporation 5.100% Fixed-To-Floating Rate Subordinated Debentures due 2053	StructuredProduct	Preferred Class	Equity
ALLpG	The Allstate Corporation Depositary Shares Each representing a 1/1,000th Interest in a Share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
ALLpH	The Allstate Corporation Depositary Shares each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series H	PreferredStock	Preferred Class	Equity
ALLpI	The Allstate Corporation Depositary Shares each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series I	PreferredStock	Preferred Class	Equity
ALNA	Allena Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ALNY	Alnylam Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
ALOR	ALSP Orchid Acquisition Corporation I CL A COM	CommonStock		Equity
ALORU	ALSP Orchid Acquisition Corporation I UNITS	Unit		Equity
ALORW	ALSP Orchid Acquisition Corporation I WT EXP 113028	Warrant		Equity
ALOT	AstroNova Inc COM USD.05	CommonStock		Equity
ALPA	Alpha Healthcare Acquisition Corp III COM CL A	CommonStock		Equity
ALPAU	Alpha Healthcare Acquisition Corp III UNITS	Unit		Equity
ALPAW	Alpha Healthcare Acquisition Corp III WT EXP 040126	Warrant		Equity
ALPN	Alpine Immune Sciences Inc COM USD0.001	CommonStock		Equity
ALPP	Alpine 4 Holdings Inc CL A	CommonStock		Equity
ALPpQ	Alabama Power Company 5.00% Class A Preferred Stock, Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share)	PreferredStock	Preferred Class	Equity
ALR	AlerisLife Inc COM USD.01	CommonStock		Equity
ALRM	Alarm.com Holdings Inc COM USD.01	CommonStock		Equity
ALRN	Aileron Therapeutics Inc COM 0.001USD	CommonStock		Equity
ALRS	Alerus Financial Corp COM NPV	CommonStock		Equity
ALSA	Alpha Star Acquisition Corp COM USD0.001	CommonStock		Equity
ALSAR	Alpha Star Acquisition Corporation Rights	Right		Equity
ALSAU	Alpha Star Acquisition Corp UNITS	Unit		Equity
ALSAW	Alpha Star Acquisition Corp WT EXP 083027	Warrant		Equity
ALSN	Allison Transmission Holdings Inc. Common Stock	CommonStock		Equity
ALT	Altimmune Inc COM	CommonStock		Equity
ALTG	Alta Equipment Group Inc. Class A Common Stock	CommonStock		Equity
ALTGpA	Alta Equipment Group Inc. Depositary Shares (each representing 1/1000th in a share of 10% Series A Cumulative Perpetual Preferred Stock)	PreferredStock	Preferred Class	Equity
ALTL	Pacer Funds Trust Pacer Lunt Large Cap Alternator ETF	ExchangeTradedFund		Equity
ALTO	Alto Ingredients Inc COM	CommonStock		Equity
ALTR	Altair Engineering Inc CL A COM USD.0001	CommonStock		Equity
ALTU	Altitude Acquisition Corp COM CL A	CommonStock		Equity
ALTUU	Altitude Acquisition Corp UNITS	Unit		Equity
ALTUW	Altitude Acquisition Corp WT EXP 113027	Warrant		Equity
ALTY	Global X Alternative Income ETF ETF	ExchangeTradedFund		Equity
ALV	Autoliv, Inc. Common Stock	CommonStock		Equity
ALVO	Alvotech ORD USD0.01	CommonStock		Equity
ALVOW	Alvotech WT EXP 06/15/2027	Warrant		Equity
ALVR	Allovir Inc COM USD0.0001	CommonStock		Equity
ALX	Alexander's, Inc. Common Stock	CommonStock		Equity
ALXO	Alx Oncology Holdings Inc COM USD0.001	CommonStock		Equity
ALYA	Alithya Group Inc SUB VTG CL A	CommonStock		Equity
ALZN	Alzamend Neuro Inc COM USD.0001	CommonStock		Equity
ALpA	Air Lease Corporation 6.150% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
AM	Antero Midstream Corporation Common Stock, par value $0.01 per share	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
AMAL	Amalgamated Financial Corp COM	CommonStock		Equity
AMAM	Ambrx Biopharma Inc. American Depositary Shares (each representing seven Ordinary Shares)	AdrCommon		Equity
AMAO	American Acquisition Opportunity Inc COM CL A	CommonStock		Equity
AMAOU	American Acquisition Opportunity Inc UNITS	Unit		Equity
AMAOW	American Acquisition Opportunity Inc WT EXP 052826	Warrant		Equity
AMAT	Applied Materials Inc COM NPV	CommonStock		Equity
AMAX	Starboard Investment Trust RH Hedged Multi-Asset Income ETF	ExchangeTradedFund		Equity
AMBA	Ambarella Inc COM USD.00045	CommonStock		Equity
AMBC	Ambac Financial Group, Inc. Common Stock	CommonStock		Equity
AMBC.WS	Ambac Financial Group, Inc. Warrants	Warrant	Warrants	Equity
AMBO	Ambow Education Holding Ltd. American Depository Shares each representing two Class A ordinary shares	AdrCommon		Equity
AMBP	Ardagh Metal Packaging S.A. Shares	CommonStock		Equity
AMBP.WS	Ardagh Metal Packaging S.A. Warrants, each exercisable for one Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
AMC	AMC Entertainment Holdings, Inc. Class A Common Stock,	CommonStock		Equity
AMCI	AMCI Acquisition Corp II COM CL A	CommonStock		Equity
AMCIU	AMCI Acquisition Corp II UNITS	Unit		Equity
AMCIW	AMCI Acquisition Corp II WT EXP 080626	Warrant		Equity
AMCR	Amcor plc Ordinary Shares	CommonStock		Equity
AMCX	AMC Networks Inc CL A COM USD0.1	CommonStock		Equity
AMD	Advanced Micro Devices Inc COM USD.01	CommonStock		Equity
AME	AMETEK, Inc. Common Stock	CommonStock		Equity
AMED	Amedisys Inc COM USD.001	CommonStock		Equity
AMEH	Apollo Medical Holdings Inc COM USD.001	CommonStock		Equity
AMER	Emles Made In America ETF ETF	ExchangeTradedFund		Equity
AMG	Affiliated Managers Group, Inc. Common Stock	CommonStock		Equity
AMGN	Amgen Inc COM NPV	CommonStock		Equity
AMH	American Homes 4 Rent Class A Common Shares of Beneficial Interest	CommonStock		Equity
AMHpG	American Homes 4 Rent Series G cumulative redeemable perpetual preferred shares of beneficial interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
AMHpH	American Homes 4 Rent 6.25% Series H Cumulative Redeemable Perpetual Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
AMJ	JPMorgan Chase & Co. Alerian MLP Index ETN due May 24, 2024	ExchangeTradedNote		Equity
AMK	AssetMark Financial Holdings, Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
AMKR	Amkor Technology Inc COM USD.001	CommonStock		Equity
AMLP	ALPS ETF Trust Alerian MLP ETF	ExchangeTradedFund		Equity
AMLX	Amylyx Pharmaceuticals Inc COM USD0.0001	CommonStock		Equity
AMN	AMN Healthcare Services, Inc. Common Stock	CommonStock		Equity
AMNA	UBS AG ETRACS Alerian Midstream Energy Index ETN	ExchangeTradedNote		Equity
AMNB	American National Bankshares Inc COM USD1.0	CommonStock		Equity
AMND	UBS AG ETRACS Alerian Midstream Energy High Dividend Index ETN due July 19, 2050	ExchangeTradedNote		Equity
AMOM	Exchange Listed Funds Trust QRAFT AI-Enhanced US Large Cap Momentum ETF	ExchangeTradedFund		Equity
AMOT	Allied Motion Technologies Inc COM NPV	CommonStock		Equity
AMOV	America Movil, S.A.B. de C.V. American Depositary Shares, each representing the right to receive twenty Series A shares	AdrCommon		Equity
AMP	Ameriprise Financial, Inc. Common Stock	CommonStock		Equity
AMPE	Ampio Pharmaceuticals Inc. Common Stock	CommonStock		Equity
AMPG	Amplitech Group Inc COM	CommonStock		Equity
AMPGW	Amplitech Group Inc WT EXP 010126	Warrant		Equity
AMPH	Amphastar Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
AMPI	Advanced Merger Partners, Inc. Class A Common Stock	CommonStock		Equity
AMPI.U	Advanced Merger Partners, Inc. Units, each consisting of one share of Class A common stock and one-sixth of one redeemable warrant	Unit	Units	Equity
AMPI.WS	Advanced Merger Partners, Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
AMPL	Amplitude Inc COM CL A USD0.00001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
AMPS	Altus Power, Inc. Class A Common Stock	CommonStock		Equity
AMPS.WS	Altus Power, Inc. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.00	Warrant	Warrants	Equity
AMPY	Amplify Energy Corp. Common Stock	CommonStock		Equity
AMR	Alpha Metallurgical Resources, Inc. Common Stock	CommonStock		Equity
AMRC	Ameresco, Inc. Class A Common Stock	CommonStock		Equity
AMRK	A-Mark Precious Metals Inc COM USD.01	CommonStock		Equity
AMRN	Amarin Corp PLC SPON ADR	AdrCommon		Equity
AMRS	Amyris Inc COM USD0.0001	CommonStock		Equity
AMRX	Amneal Pharmaceuticals, Inc. Class A Common Stock	CommonStock		Equity
AMS	American Shared Hospital Services Common Stock	CommonStock		Equity
AMSC	American Superconductor Corp COM USD.01	CommonStock		Equity
AMSF	AMERISAFE Inc COM USD.01	CommonStock		Equity
AMST	Amesite Inc COM USD.0.0001	CommonStock		Equity
AMSWA	American Software Inc CL A COM USD.1	CommonStock		Equity
AMT	American Tower Corporation Common Stock	CommonStock		Equity
AMTB	Amerant Bancorp Inc COM CL A	CommonStock		Equity
AMTD	AMTD IDEA Group American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon		Equity
AMTI	Applied Molecular Transport Inc COM	CommonStock		Equity
AMTR	UBS AG ETRACS Alerian Midstream Energy Total Return Index ETN	ExchangeTradedNote		Equity
AMTX	Aemetis Inc COM NPV	CommonStock		Equity
AMUB	UBS AG ETRACS Alerian MLP Index ETN Series B due July 18, 2042	ExchangeTradedNote		Equity
AMWD	American Woodmark Corp COM USD.1	CommonStock		Equity
AMWL	American Well Corporation Class A Common Stock	CommonStock		Equity
AMX	America Movil, S.A.B. de C.V. American Depositary Shares(Each representing 20 Series L Shares)	AdrCommon		Equity
AMYT	Amryt Pharma plc SPONSORED ADR	AdrCommon		Equity
AMZA	ETFis Series Trust I InfraCap MLP ETF	ExchangeTradedFund		Equity
AMZN	Amazon.com Inc COM USD.01	CommonStock		Equity
AN	AutoNation, Inc. Common Stock	CommonStock		Equity
ANAB	AnaptysBio Inc COM USD.001	CommonStock		Equity
ANAC	Arctos NorthStar Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
ANAC.U	Arctos NorthStar Acquisition Corp. Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
ANAC.WS	Arctos NorthStar Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
ANDE	Andersons Inc (The) COM NPV	CommonStock		Equity
ANEB	Anebulo Pharmaceuticals Inc COM	CommonStock		Equity
ANET	Arista Networks, Inc. Common Stock, par value $0.0001 per share	CommonStock		Equity
ANEW	ProShares Trust ProShares MSCI Transformational Changes ETF	ExchangeTradedFund		Equity
ANF	Abercrombie & Fitch Co. Class A Common Stock	CommonStock		Equity
ANGH	Anghami Inc ORD	CommonStock		Equity
ANGHW	Anghami Inc WT EXP	Warrant		Equity
ANGI	Angi Inc COM	CommonStock		Equity
ANGL	VanEck Fallen Angel High Yield Bond ETF ETF	ExchangeTradedFund		Equity
ANGN	Angion Biomedica Corp COM	CommonStock		Equity
ANGO	AngioDynamics Inc COM USD.01	CommonStock		Equity
ANIK	Anika Therapeutics Inc COM USD.01	CommonStock		Equity
ANIP	ANI Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
ANIX	Anixa Biosciences Inc COM NPV	CommonStock		Equity
ANNX	Annexon Inc COM	CommonStock		Equity
ANPC	AnPac Bio-Medical Science Co Ltd ADS	AdrCommon		Equity
ANSS	ANSYS Inc COM USD.01	CommonStock		Equity
ANTE	Airnet Technology Inc ADR	AdrCommon		Equity
ANTM	Anthem, Inc. Common Stock	CommonStock		Equity
ANTX	AN2 Therapeutics Inc COM USD0.00001	CommonStock		Equity
ANVS	Annovis Bio, Inc. Common Stock	CommonStock		Equity
ANY	Sphere 3D Corp COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ANZU	Anzu Special Acquisition Corp I COM CL A	CommonStock		Equity
ANZUU	Anzu Special Acquisition Corp I UNITS	Unit		Equity
ANZUW	Anzu Special Acquisition Corp I Wrrt	Warrant		Equity
AOA	iShares Trust iShares Core Aggressive Allocation ETF	ExchangeTradedFund		Equity
AOD	Aberdeen Total Dynamic Dividend Fund Common Shares of Beneficial Interest	CommonStock		Equity
AOGO	Arogo Capital Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
AOGOU	Arogo Capital Acquisition Corp UNITS	Unit		Equity
AOGOW	Arogo Capital Acquisition Corp WT EXP 032328	Warrant		Equity
AOK	iShares Trust iShares Core Conservative Allocation ETF	ExchangeTradedFund		Equity
AOM	iShares Trust iShares Core Moderate Allocation ETF	ExchangeTradedFund		Equity
AOMR	Angel Oak Mortgage, Inc. Common Stock	CommonStock		Equity
AON	Aon plc Class A Ordinary Shares	CommonStock		Equity
AOR	iShares Trust iShares Core Growth Allocation ETF	ExchangeTradedFund		Equity
AORT	Artivion, Inc. Common Stock	CommonStock		Equity
AOS	A. O. Smith Corporation Common Stock	CommonStock		Equity
AOSL	Alpha and Omega Semiconductor Limited COM USD.002	CommonStock		Equity
AOUT	American Outdoor Brands Inc COM	CommonStock		Equity
AP	Ampco-Pittsburgh Corporation Common Stock	CommonStock		Equity
AP.WS	Ampco-Pittsburgh Corporation Series A Warrants to purchase Shares of common stock	Warrant	Warrants	Equity
APA	APA Corporation COM USD1.25	CommonStock		Equity
APAC	StoneBridge Acquisition Corp ORD CL A	CommonStock		Equity
APACU	StoneBridge Acquisition Corp UNITS	Unit		Equity
APACW	StoneBridge Acquisition Corp WT EXP 033128	Warrant		Equity
APAM	Artisan Partners Asset Management Inc. Class A Common Stock, $0.01 per share	CommonStock		Equity
APCA	AP Acquisition Corp Class A Ordinary Shares	CommonStock		Equity
APCA.U	AP Acquisition Corp Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
APCA.WS	AP Acquisition Corp Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
APCX	AppTech Payments Corp COM USD.001	CommonStock		Equity
APCXW	AppTech Payments Corp WT EXP 121726	Warrant		Equity
APD	Air Products and Chemicals, Inc. Common Stock	CommonStock		Equity
APDN	Applied DNA Sciences Inc COM	CommonStock		Equity
APEI	American Public Education Inc COM USD.01	CommonStock		Equity
APEN	Apollo Endosurgery Inc COM	CommonStock		Equity
APG	APi Group Corporation Common Stock	CommonStock		Equity
APGB	Apollo Strategic Growth Capital II Class A Ordinary Shares	CommonStock		Equity
APGB.U	Apollo Strategic Growth Capital II Units, each consisting of one Class A Ordinary Share and one-fifth Warrant	Unit	Units	Equity
APGB.WS	Apollo Strategic Growth Capital II Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
APH	Amphenol Corporation Class A Common Stock	CommonStock		Equity
API	Agora Inc ADR	AdrCommon		Equity
APLD	Applied Blockchain Inc COM USD.001	CommonStock		Equity
APLE	Apple Hospitality REIT, Inc. Common shares, no par value per share	CommonStock		Equity
APLS	Apellis Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
APLT	Applied Therapeutics Inc COM	CommonStock		Equity
APM	Aptorum Group Ltd ORD CL A	CommonStock		Equity
APMI	AxonPrime Infrastructure Acquisition Corp COM CL A	CommonStock		Equity
APMIU	AxonPrime Infrastructure Acquisition Corp UNITS	Unit		Equity
APMIW	AxonPrime Infrastructure Acquisition Corp WT EXP 053128	Warrant		Equity
APN	Apeiron Capital Investment Corp. Class A Common Stock	CommonStock		Equity
APN.U	Apeiron Capital Investment Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
APN.WS	Apeiron Capital Investment Corp. Redeemable Warrants	Warrant	Warrants	Equity
APO	Apollo Global Management, Inc. Common Stock	CommonStock		Equity
APOG	Apogee Enterprises Inc COM USD.33	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
APP	AppLovin Corporation COM CL A	CommonStock		Equity
APPF	AppFolio Inc CL A COM USD.0001	CommonStock		Equity
APPH	AppHarvest Inc COM	CommonStock		Equity
APPHW	AppHarvest Inc WT EXP 013026	Warrant		Equity
APPN	Appian Corp CL A COM	CommonStock		Equity
APPS	Digital Turbine Inc COM	CommonStock		Equity
APRE	Aprea Therapeutics Inc COM USD0.001	CommonStock		Equity
APRN	Blue Apron Holdings, Inc. Class A Common Stock	CommonStock		Equity
APRZ	Trueshares Structured Outcome (April) ETF ETF	ExchangeTradedFund		Equity
APT	Alpha Pro Tech, Ltd. Common Stock Par Value $.01	CommonStock		Equity
APTM	Alpha Partners Technology Merger Corp ORD SHS CL A	CommonStock		Equity
APTMU	Alpha Partners Technology Merger Corp UNITS	Unit		Equity
APTMW	Alpha Partners Technology Merger Corp WT EXP 033128	Warrant		Equity
APTO	Aptose Biosciences Inc COM NPV	CommonStock		Equity
APTS	Preferred Apartment Communities, Inc. Common Stock	CommonStock		Equity
APTV	Aptiv PLC Ordinary Shares	CommonStock		Equity
APTVpA	Aptiv PLC 5.50% Series A Mandatory Convertible Preferred Shares	StructuredProduct	Preferred Class	Equity
APTX	Aptinyx Inc COM	CommonStock		Equity
APVO	Aptevo Therapeutics Inc COM USD.001	CommonStock		Equity
APWC	Asia Pacific Wire & Cable Corp COM USD.01	CommonStock		Equity
APXH	APEX HealthCare ETF ETF	ExchangeTradedFund		Equity
APXI	APx Acquisition Corp I CL A ORD USD0.0001	CommonStock		Equity
APXIU	APx Acquisition Corp I UNITS	Unit		Equity
APXIW	APx Acquisition Corp I WT EXP 113026	Warrant		Equity
APYX	Apyx Medical Corp COM USD.001	CommonStock		Equity
AQB	Aqua Bounty Technologies Inc COM USA0.001	CommonStock		Equity
AQGX	Starboard Investment Trust AI Quality Growth ETF	ExchangeTradedFund		Equity
AQMS	Aqua Metals Inc COM USD.001	CommonStock		Equity
AQN	Algonquin Power & Utilities Corp. Common shares, no par value	CommonStock		Equity
AQNA	Algonquin Power & Utilities Corp. 6.875% Fixed-to-Floating Rate Subordinated Notes Series 2018-A due October 17, 2078	StructuredProduct		Equity
AQNB	Algonquin Power & Utilities Corp. 6.20% Fixed-to-Floating Subordinated Notes Series 2019-A due July 1, 2079	StructuredProduct		Equity
AQNU	Algonquin Power & Utilities Corp. Corporate Units	StructuredProduct		Equity
AQST	Aquestive Therapeutics Inc COM	CommonStock		Equity
AQUA	Evoqua Water Technologies Corp. Common Stock, par value $0.01 per share	CommonStock		Equity
AQWA	Global X Clean Water ETF ETF	ExchangeTradedFund		Equity
AR	Antero Resources Corporation Common Stock	CommonStock		Equity
ARAV	Aravive Inc COM USD0.0001	CommonStock		Equity
ARAY	Accuray Inc COM USD.001	CommonStock		Equity
ARB	AltShares Trust AltShares Merger Arbitrage ETF	ExchangeTradedFund		Equity
ARBE	Arbe Robotics Ltd ORD SHS	CommonStock		Equity
ARBEW	Arbe Robotics Ltd WTTS	Warrant		Equity
ARBG	Aequi Acquisition Corp COM A	CommonStock		Equity
ARBGU	Aequi Acquisition Corp UNIT	Unit		Equity
ARBGW	Aequi Acquisition Corp WT EXP 113027	Warrant		Equity
ARBK	Argo Blockchain Plc ADS	AdrCommon		Equity
ARBKL	Argo Blockchain plc 8.75 Senior Notes due 2026 ETN	Unknown		Equity
ARC	ARC Document Solutions, Inc. Common Stock	CommonStock		Equity
ARCB	ArcBest Corp COM USD.01	CommonStock		Equity
ARCC	ARES CAPITAL CORPORATION COM	CommonStock		Equity
ARCE	Arco Platform Ltd COM CL A	CommonStock		Equity
ARCH	Arch Resources, Inc. Class A Common Stock	CommonStock		Equity
ARCK	Arbor Rapha Capital Bioholdings Corp I COM CL A USD0.0001	CommonStock		Equity
ARCKU	Arbor Rapha Capital Bioholdings Corp I UNITS	Unit		Equity
ARCKW	Arbor Rapha Capital Bioholdings Corp I WT EXP 103128	Warrant		Equity
ARCM	Arrow Investments Trust - ArrowShares Reserve ETF	ExchangeTradedFund		Equity
ARCO	Arcos Dorados Holdings Inc. Class A Common Stock	CommonStock		Equity
ARCT	Arcturus Therapeutics Holdings Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ARDC	Ares Dynamic Credit Allocation Fund, Inc. Common Shares	CommonStock		Equity
ARDS	Aridis Pharmaceuticals Inc COM	CommonStock		Equity
ARDX	Ardelyx Inc COM USD.0001	CommonStock		Equity
ARE	Alexandria Real Estate Equities, Inc. Common Stock	CommonStock		Equity
AREB	American Rebel Holdings Inc COM USD0.001	CommonStock		Equity
AREBW	American Rebel Holdings Inc WT EXP 012027	Warrant		Equity
AREC	American Res Corp COM	CommonStock		Equity
AREN	The Arena Group Holdings, Inc. Common Stock	CommonStock		Equity
ARES	Ares Management Corporation Class A Common Stock	CommonStock		Equity
ARGD	Argo Group International Holdings, Ltd. 6.500% Senior Notes due 2042	StructuredProduct		Equity
ARGO	Argo Group International Holdings, Ltd. Common Stock, par value of $1.00 per share	CommonStock		Equity
ARGOpA	Argo Group International Holdings, Ltd. Depositary Shares, Each Representing a 1/1,000th Interest in a 7.00% Resettable Fixed Rate Preference Share, Series A	PreferredStock	Preferred Class	Equity
ARGT	Global X Funds Global X MSCI Argentina ETF	ExchangeTradedFund		Equity
ARGU	Argus Capital Corp COM CL A	CommonStock		Equity
ARGUU	Argus Capital Corp UNITS	Unit		Equity
ARGUW	Argus Capital Corp WT EXP 083128	Warrant		Equity
ARGX	arGEN-X SE ADR	AdrCommon		Equity
ARHS	Arhaus Inc COM CL A USD0.001	CommonStock		Equity
ARI	Apollo Commercial Real Estate Finance, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
ARIS	Aris Water Solutions, Inc. Class A Common Stock	CommonStock		Equity
ARIZ	Arisz Acquisition Corp COM	CommonStock		Equity
ARIZR	Arisz Acquisition Corp. Right	Right		Equity
ARIZU	Arisz Acquisition Corp UNITS	Unit		Equity
ARIZW	Arisz Acquisition Corp WT EXP 111626	Warrant		Equity
ARKF	ARK ETF Trust ARK Fintech Innovation ETF	ExchangeTradedFund		Equity
ARKG	ARK Genomic Revolution Multi-Sector ETF ETF	ExchangeTradedFund		Equity
ARKK	ARK ETF Trust ARK Innovation ETF	ExchangeTradedFund		Equity
ARKO	ARKO Corp COM	CommonStock		Equity
ARKOW	ARKO Corp WT EXP 122225	Warrant		Equity
ARKQ	ARK ETF Trust ARK Industrial Innovation ETF ETF	ExchangeTradedFund		Equity
ARKR	Ark Restaurants Corp. COM NPV	CommonStock		Equity
ARKW	ARK ETF Trust ARK Next Generation Internet ETF	ExchangeTradedFund		Equity
ARKX	Ark Space Exploration & Innovation ETF ETF	ExchangeTradedFund		Equity
ARL	American Realty Investors, Inc. Common Stock	CommonStock		Equity
ARLO	Arlo Technologies, Inc. Common Stock	CommonStock		Equity
ARLP	Alliance Resource Partners LP COM LP UNIT	CommonStock		Equity
ARMK	Aramark Common stock, par value $0.01 per share	CommonStock		Equity
ARMP	Armata Pharmaceuticals, Inc. Common Stock	CommonStock		Equity
ARMR	Exchange Listed Funds Trust Armor US Equity Index ETF	ExchangeTradedFund		Equity
ARNC	Arconic Corporation Common Stock	CommonStock		Equity
AROC	Archrock, Inc. Common Stock	CommonStock		Equity
AROW	Arrow Financial Corp COM NPV	CommonStock		Equity
ARQQ	Arqit Quantum Inc ORD	CommonStock		Equity
ARQQW	Arqit Quantum Inc WT EXP 110226	Warrant		Equity
ARQT	Arcutis Biotherapeutics Inc COM	CommonStock		Equity
ARR	ARMOUR Residential REIT, Inc. Common Stock	CommonStock		Equity
ARRW	Arrowroot Acquisition Corp COM CL A	CommonStock		Equity
ARRWU	Arrowroot Acquisition Corp UNITS	Unit		Equity
ARRWW	Arrowroot Acquisition Corp Wrrt	Warrant		Equity
ARRY	Array Technologies Inc COM SHS	CommonStock		Equity
ARRpC	ARMOUR Residential REIT, Inc. 7.00% Series C Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
ARTE	Artemis Strategic Investment Corp COM CL A	CommonStock		Equity
ARTEU	Artemis Strategic Investment Corp UNITS	Unit		Equity
ARTEW	Artemis Strategic Investment Corp WT EXP 093026	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ARTL	Artelo Biosciences Inc COM	CommonStock		Equity
ARTLW	Artelo Biosciences Inc WT EXP 062524	Warrant		Equity
ARTNA	Artesian Resources Corp CL A COM USD1	CommonStock		Equity
ARTW	Art's Way Manufacturing Co. Inc COM USD.01	CommonStock		Equity
ARVL	Arrival Group COM	CommonStock		Equity
ARVN	Arvinas Inc COM	CommonStock		Equity
ARVR	First Trust Indxx Metaverse ETF ETF	ExchangeTradedFund		Equity
ARW	Arrow Electronics, Inc. Common Stock	CommonStock		Equity
ARWR	Arrowhead Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ARYD	ARYA Sciences Acquisition Corp IV COM CL A	CommonStock		Equity
ARYE	ARYA Sciences Acquisition Corp V ORD CL A	CommonStock		Equity
ASA	ASA Gold and Precious Metals Limited Common Shares, $1.00 Par Value Per Share	CommonStock		Equity
ASAI	Sendas Distribuidora S.A. American Depositary Share (each representing five common shares)	AdrCommon		Equity
ASAN	Asana, Inc. Class A Common Stock	CommonStock		Equity
ASAQ	Atlantic Avenue Acquisition Corp Class A Common Stock	CommonStock		Equity
ASAQ.U	Atlantic Avenue Acquisition Corp Units, each consisting of one share of Class A common stock and one-half of one Warrant	Unit	Units	Equity
ASAQ.WS	Atlantic Avenue Acquisition Corp Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ASAX	Astrea Acquisition Corp COM	CommonStock		Equity
ASAXU	Astrea Acquisition Corp UNIT	Unit		Equity
ASAXW	Astrea Acquisition Corp Wrrt	Warrant		Equity
ASB	Associated Banc-Corp Common Stock	CommonStock		Equity
ASBpE	Associated Banc-Corp Depositary Shares, each representing a 1/40th interest in a share of Associated Banc-Corp 5.875% Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
ASBpF	Associated Banc-Corp Depositary Shares, each representing a 1/40th interest in a share of Associated Banc-Corp 5.625% Non-Cumulative Perpetual Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
ASC	Ardmore Shipping Corporation Common Stock	CommonStock		Equity
ASCA	A SPAC I Acquisition Corp ORD	CommonStock		Equity
ASCAR	A SPAC I Acquisition Corp. Right	Right		Equity
ASCAU	A SPAC I Acquisition Corp UNITS	Unit		Equity
ASCAW	A SPAC I Acquisition Corp WT EXP 052127	Warrant		Equity
ASCB	A SPAC II Acquisition Corp CL A ORD NPV	CommonStock		Equity
ASCBR	A SPAC II Acquisition Corp. Right	Right		Equity
ASCBU	A SPAC II Acquisition Corp UNITS	Unit		Equity
ASCBW	A SPAC II Acquisition Corp WT EXP 101526	Warrant		Equity
ASEA	Global X Funds Global X FTSE Southeast Asia ETF	ExchangeTradedFund		Equity
ASET	FlexShares Real Assets Allocation Index Fund ETF	ExchangeTradedFund		Equity
ASG	Liberty All-Star Growth Fund, Inc. Common Stock	CommonStock		Equity
ASGI	Aberdeen Standard Global Infrastructure Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
ASGN	ASGN Incorporated Common Stock	CommonStock		Equity
ASH	Ashland Global Holdings Inc. Common Stock	CommonStock		Equity
ASHR	DBX ETF Trust Xtrackers Harvest CSI 300 China A-Shares ETF	ExchangeTradedFund		Equity
ASHS	DBX ETF Trust Xtrackers Harvest CSI 500 China A-Shares Small Cap ETF	ExchangeTradedFund		Equity
ASHX	DBX ETF Trust Xtrackers MSCI China A Inclusion Equity ETF	ExchangeTradedFund		Equity
ASIX	AdvanSix Inc. Common Stock	CommonStock		Equity
ASLE	AerSale Corp COM	CommonStock		Equity
ASLN	ASLAN Pharmaceuticals Ltd ADR	AdrCommon		Equity
ASM	Avino Silver & Gold Mines Ltd. Common shares	CommonStock		Equity
ASMB	Assembly Biosciences Inc COM USD.001	CommonStock		Equity
ASML	ASML Holding NV ADR NY SHS	AdrCommon		Equity
ASND	Ascendis Pharma AS ADR	AdrCommon		Equity
ASNS	Actelis Networks Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ASO	Academy Sports and Outdoors Inc COM USD.01	CommonStock		Equity
ASPA	Abri SPAC I Inc COM	CommonStock		Equity
ASPAU	Abri SPAC I Inc UNITS	Unit		Equity
ASPAW	Abri SPAC I Inc WT EXP 091826	Warrant		Equity
ASPC	Alpha Capital Acquisition Co COM CL A	CommonStock		Equity
ASPCU	Alpha Capital Acquisition Co UNITS	Unit		Equity
ASPCW	Alpha Capital Acquisition Co WTS	Warrant		Equity
ASPN	Aspen Aerogels, Inc. Common Stock	CommonStock		Equity
ASPS	Altisource Portfolio Solutions SA COM USD1	CommonStock		Equity
ASPU	Aspen Group Inc COM USD0.001	CommonStock		Equity
ASPY	ASYMmetric ETFs Trust ASYMshares ASYMmetric S&P 500 ETF	ExchangeTradedFund		Equity
ASR	Grupo Aeroportuario del Sureste, S.A. de C.V. American Depositary Shares(Each representing 10 Series B Shares)	AdrCommon		Equity
ASRT	Assertio Holdings Inc COM NPV	CommonStock		Equity
ASRV	AmeriServ Financial Inc COM NPV	CommonStock		Equity
ASTC	Astrotech Corp COM NPV	CommonStock		Equity
ASTE	Astec Industries Inc. COM USD.2	CommonStock		Equity
ASTL	Algoma Steel Group Inc COM	CommonStock		Equity
ASTLW	Algoma Steel Group Inc WT EXP 101926	Warrant		Equity
ASTR	Astra Space Inc COM CL A	CommonStock		Equity
ASTS	AST SpaceMobile Inc COM CL A	CommonStock		Equity
ASTSW	AST SpaceMobile Inc WT EXP 040626	Warrant		Equity
ASUR	Asure Software Inc COM USD.01	CommonStock		Equity
ASX	ASE Technology Holding Co., Ltd. American Depositary Shares (each representing Two Common Shares)	AdrCommon		Equity
ASXC	Asensus Surgical, Inc. Common Stock	CommonStock		Equity
ASYS	Amtech Systems Inc COM USD.01	CommonStock		Equity
ASZ	Austerlitz Acquisition Corporation II Class A Ordinary Shares	CommonStock		Equity
ASZ.U	Austerlitz Acquisition Corporation II Units, each consisting of one Class A Ordinary Share and one-fourth of one Warrant	Unit	Units	Equity
ASZ.WS	Austerlitz Acquisition Corporation II Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ATA	Americas Technology Acquisition Corp. Ordinary Shares	CommonStock		Equity
ATA.U	Americas Technology Acquisition Corp. Units, each consisting of one Ordinary Share and one half of Redeemable Warrant	Unit	Units	Equity
ATA.WS	Americas Technology Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
ATAI	ATAI LIFE SCIENCES N V ORD	CommonStock		Equity
ATAK	Aurora Technology Acquisition Corp CL A ORD	CommonStock		Equity
ATAKR	Aurora Technology Acquisition Corp. Rights	Right		Equity
ATAKU	Aurora Technology Acquisition Corp UNITS	Unit		Equity
ATAKW	Aurora Technology Acquisition Corp WT EXP 012727	Warrant		Equity
ATAQ	Altimar Acquisition Corp. III Class A Ordinary Shares	CommonStock		Equity
ATAQ.U	Altimar Acquisition Corp. III Units, each consisting of one Class A Ordinary Share and one-fourth of one redeemable warrant	Unit	Units	Equity
ATAQ.WS	Altimar Acquisition Corp. III Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ATAX	America First Multifamily Investors LP BEN UNT CTF	Unknown		Equity
ATC	Atotech Limited Common Shares	CommonStock		Equity
ATCO	Atlas Corp. Common Shares	CommonStock		Equity
ATCOL	Atlas Corp. 7.125 Notes due 2027 STRUCT PROD	Unknown		Equity
ATCOpD	Atlas Corp. 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
ATCOpH	Atlas Corp. 7.875% Cumulative Redeemable Perpetual Preferred Shares - Series H	PreferredStock	Preferred Class	Equity
ATCOpI	Atlas Corp. Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
ATCX	Atlas Technical Consultants Inc COM CL A	CommonStock		Equity
ATEC	Alphatec Holdings Inc COM USD.00001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ATEK	Athena Technology Acquisition Corp. II Class A Common Stock	CommonStock		Equity
ATEK.U	Athena Technology Acquisition Corp. II Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	Unit	Units	Equity
ATEK.WS	Athena Technology Acquisition Corp. II Redeemable Warrants	Warrant	Warrants	Equity
ATEN	A10 Networks, Inc. Common Stock, $0.00001 par value	CommonStock		Equity
ATER	ATERIAN INC COM	CommonStock		Equity
ATEX	Anterix Inc COM USD.0001	CommonStock		Equity
ATFV	The Alger ETF Trust Alger 35 ETF	ExchangeTradedFund		Equity
ATGE	Adtalem Global Education Inc. Common Shares	CommonStock		Equity
ATHA	Athira Pharma Inc COM USD.0001	CommonStock		Equity
ATHE	Alterity Therapeutics Ltd SPONSORED ADR	AdrCommon		Equity
ATHM	Autohome Inc. American Depositary Shares, each representing four Class A Ordinary Shares	AdrCommon		Equity
ATHX	Athersys Inc COM	CommonStock		Equity
ATHpA	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Share, Series A	PreferredStock	Preferred Class	Equity
ATHpB	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 5.625% Fixed-Rate Perpetual Non-Cumulative Preference Share, Series B	PreferredStock	Preferred Class	Equity
ATHpC	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 6.375% Fixed-Rate Reset Perpetual Non-Cumulative Preference Share, Series C	PreferredStock	Preferred Class	Equity
ATHpD	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 4.875% Fixed-Rate Perpetual Non-Cumulative Preference Share, Series D	PreferredStock	Preferred Class	Equity
ATI	Allegheny Technologies Incorporated Common Stock	CommonStock		Equity
ATIF	ATIF Holdings Ltd COM	CommonStock		Equity
ATIP	ATI Physical Therapy, Inc. Class A Common Stock	CommonStock		Equity
ATIP.WS	ATI Physical Therapy, Inc. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ATKR	Atkore Inc. Common Stock	CommonStock		Equity
ATLC	Atlanticus Holdings Corp COM NPV	CommonStock		Equity
ATLCL	Atlanticus Holdings Corporation 6.125 Senior Notes due 2026 ETN	Unknown		Equity
ATLCP	Atlanticus Holdings Corp 7.625 SER B PFD	PreferredStock		Equity
ATLO	Ames National Corp COM USD5.	CommonStock		Equity
ATMP	iPath Select MLP ETN STRUCT PRODUCT	ExchangeTradedFund		Equity
ATNF	180 Life Sciences Corp COM	CommonStock		Equity
ATNFW	180 Life Sciences Corp WT EXP 110725	Warrant		Equity
ATNI	ATN International Inc COM USD.01	CommonStock		Equity
ATNM	Actinium Pharmaceuticals Inc. Common Stock	CommonStock		Equity
ATNX	Athenex Inc COM	CommonStock		Equity
ATO	Atmos Energy Corporation Common Stock	CommonStock		Equity
ATOM	Atomera Inc COM USD0.001	CommonStock		Equity
ATOS	Atossa Therapeutics Inc COM USD.015	CommonStock		Equity
ATR	AptarGroup, Inc. Common Stock	CommonStock		Equity
ATRA	Atara Biotherapeutics Inc COM USD0.0001	CommonStock		Equity
ATRC	AtriCure Inc COM USD.001	CommonStock		Equity
ATRI	ATRION Corp COM USD1	CommonStock		Equity
ATRO	Astronics Corp COM USD.01	CommonStock		Equity
ATSG	Air Transport Services Group Inc COM	CommonStock		Equity
ATTO	Atento S.A. Ordinary shares, nominal value 1.00 per ordinary share	CommonStock		Equity
ATUS	Altice USA, Inc. Class A common stock	CommonStock		Equity
ATVC	Tribe Capital Growth Corp I COM	CommonStock		Equity
ATVCU	Tribe Capital Growth Corp I UNITS	Unit		Equity
ATVCW	Tribe Capital Growth Corp I Wrrt	Warrant		Equity
ATVI	Activision Blizzard Inc COM	CommonStock		Equity
ATXI	Avenue Therapeutics Inc COM	CommonStock		Equity
ATXS	Astria Therapeutics Inc COM USD0.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ATY	AcuityAds Holdings Inc COM NPV	CommonStock		Equity
AU	AngloGold Ashanti Limited American Depositary Shares (Each representing one Ordinary Share)	AdrCommon		Equity
AUB	Atlantic Union Bankshares Corp COM USD4	CommonStock		Equity
AUBAP	Atlantic Union Bankshares Corp 6.875% DEP PFD A	PreferredStock		Equity
AUBN	Auburn National Bancorporation Inc COM USD.01	CommonStock		Equity
AUD	Audacy, Inc. Class A Common Stock	CommonStock		Equity
AUDC	Audiocodes Ltd ORD NIS.01	CommonStock		Equity
AUGX	Augmedix Inc COM	CommonStock		Equity
AUGZ	TrueShares Structured Outcome (August) ETF ETF	ExchangeTradedFund		Equity
AUID	Ipsidy Inc COM	CommonStock		Equity
AUMN	Golden Minerals Company Common Stock	CommonStock		Equity
AUPH	Aurinia Pharmaceuticals Inc COM NPV	CommonStock		Equity
AUR	Aurora Innovation Inc COM CL A	CommonStock		Equity
AURA	Aura Biosciences Inc COM USD0.00001	CommonStock		Equity
AURC	Aurora Acquisition Corp ORD CL A	CommonStock		Equity
AURCU	Aurora Acquisition Corp UNITS	Unit		Equity
AURCW	Aurora Acquisition Corp WRRTS	Warrant		Equity
AUROW	Aurora Innovation Inc WTS	Warrant		Equity
AUS	Austerlitz Acquisition Corporation I Class A Ordinary Shares	CommonStock		Equity
AUS.U	Austerlitz Acquisition Corporation I Units, each consisting of one Class A Ordinary Share and one-fourth of one Warrant	Unit	Units	Equity
AUS.WS	Austerlitz Acquisition Corporation I Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
AUSF	Global X Funds Global X Adaptive U.S. Factor ETF	ExchangeTradedFund		Equity
AUST	Austin Gold Corp. Common Stock	CommonStock		Equity
AUTL	Autolus Therapeutics Plc ADS	AdrCommon		Equity
AUTO	AutoWeb Inc COM USD.001	CommonStock		Equity
AUUD	Auddia Inc COM	CommonStock		Equity
AUUDW	Auddia Inc WT EXP 101725	Warrant		Equity
AUVI	Applied UV Inc COM	CommonStock		Equity
AUVIP	Applied UV Inc 10.5 PFD SER A	PreferredStock		Equity
AUY	Yamana Gold Inc. Common Shares	CommonStock		Equity
AVA	Avista Corporation Common Stock	CommonStock		Equity
AVAC	Avalon Acquisition Inc COM CL A USD0.0001	CommonStock		Equity
AVACU	Avalon Acquisition Inc UNITS	Unit		Equity
AVACW	Avalon Acquisition Inc WT EXP 123126	Warrant		Equity
AVAH	Aveanna Healthcare Holdings Inc COM	CommonStock		Equity
AVAL	Grupo Aval Acciones y Valores S.A. American Depositary Shares, each representing 20 Preferred Shares	AdrCommon		Equity
AVAN	Avanti Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
AVAN.U	Avanti Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
AVAN.WS	Avanti Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
AVAV	AeroVironment Inc COM USD.0001	CommonStock		Equity
AVB	AvalonBay Communities, Inc. Common Stock	CommonStock		Equity
AVCO	Avalon GloboCare Corp COM	CommonStock		Equity
AVCT	American Virtual Cloud Technologies Inc COM	CommonStock		Equity
AVCTW	American Virtual Cloud Technologies Inc WT EXP 040725	Warrant		Equity
AVD	American Vanguard Corporation Common Stock	CommonStock		Equity
AVDE	American Century ETF Trust Avantis International Equity ETF	ExchangeTradedFund		Equity
AVDG	AVDR US Largecap Esg ETF ETF	ExchangeTradedFund		Equity
AVDL	Avadel Pharmaceuticals plc SPON ADR	AdrCommon		Equity
AVDR	Avdr Us Largecap Leading ETF ETF	ExchangeTradedFund		Equity
AVDV	American Century ETF Trust Avantis International Small Cap Value ETF	ExchangeTradedFund		Equity
AVDX	AvidXchange Holdings Inc COM USD0.001	CommonStock		Equity
AVEM	American Century ETF Trust Avantis Emerging Markets Equity ETF	ExchangeTradedFund		Equity
AVEO	AVEO Pharmaceuticals Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
AVES	American Century ETF Trust Avantis Emerging Markets Value ETF	ExchangeTradedFund		Equity
AVGO	Broadcom Inc ORD NPV	CommonStock		Equity
AVGOP	Broadcom Inc PFD SER A	PreferredStock		Equity
AVGR	Avinger Inc COM USD.001	CommonStock		Equity
AVHI	Achari Ventures Holdings Corp I COM	CommonStock		Equity
AVHIU	Achari Ventures Holdings Corp I UNITS	Unit		Equity
AVHIW	Achari Ventures Holdings Corp I I WT EXP	Warrant		Equity
AVID	Avid Technology Inc. COM USD.01	CommonStock		Equity
AVIG	American Century ETF Trust Avantis Core Fixed Income ETF	ExchangeTradedFund		Equity
AVIR	Atea Pharmaceuticals Inc COM	CommonStock		Equity
AVIV	American Century ETF Trust Avantis International Large Cap Value ETF	ExchangeTradedFund		Equity
AVK	Advent Convertible and Income Fund Common Stock	CommonStock		Equity
AVLR	Avalara, Inc. Common Stock	CommonStock		Equity
AVLV	American Century ETF Trust Avantis U.S. Large Cap Value ETF	ExchangeTradedFund		Equity
AVMU	American Century ETF Trust Avantis Core Municipal Fixed Income ETF	ExchangeTradedFund		Equity
AVNS	Avanos Medical, Inc. Common Stock	CommonStock		Equity
AVNT	Avient Corporation Common Shares	CommonStock		Equity
AVNW	Aviat Networks Inc COM USD.01	CommonStock		Equity
AVO	Mission Produce Inc COM USD.001	CommonStock		Equity
AVPT	AvePoint Inc COM CL A	CommonStock		Equity
AVPTW	AvePoint Inc WT EXP 091826	Warrant		Equity
AVRE	American Century ETF Trust Avantis Real Estate ETF	ExchangeTradedFund		Equity
AVRO	AVROBIO Inc COM	CommonStock		Equity
AVSC	American Century ETF Trust Avantis U.S. Small Cap Equity ETF	ExchangeTradedFund		Equity
AVSD	American Century ETF Trust Avantis Responsible International Equity ETF	ExchangeTradedFund		Equity
AVSE	American Century ETF Trust Avantis Responsible Emerging Markets Equity ETF	ExchangeTradedFund		Equity
AVSF	American Century ETF Trust Avantis Short-Term Fixed Income ETF	ExchangeTradedFund		Equity
AVSU	American Century ETF Trust Avantis Responsible U.S. Equity ETF	ExchangeTradedFund		Equity
AVT	Avnet Inc COM USD1	CommonStock		Equity
AVTE	Aerovate Therapeutics Inc COM USD0.0001	CommonStock		Equity
AVTR	Avantor, Inc. Common Stock	CommonStock		Equity
AVTX	Avalo Therapeutics Inc COM USD.001	CommonStock		Equity
AVUS	American Century ETF Trust Avantis U.S. Equity ETF	ExchangeTradedFund		Equity
AVUV	American Century ETF Trust Avantis U.S. Small Cap Value ETF	ExchangeTradedFund		Equity
AVXL	Anavex Life Sciences Corp COM USD.001	CommonStock		Equity
AVY	Avery Dennison Corporation Common Stock	CommonStock		Equity
AVYA	Avaya Holdings Corp. Common stock, $0.01 par value per share	CommonStock		Equity
AWAY	ETF Managers Trust ETFMG Travel Tech ETF	ExchangeTradedFund		Equity
AWF	AllianceBernstein Global High Income Fund, Inc. Common Stock	CommonStock		Equity
AWH	Aspira Womens Health Inc COM USD.001	CommonStock		Equity
AWI	Armstrong World Industries, Inc. Common Stock	CommonStock		Equity
AWK	American Water Works Company, Inc. Common Stock	CommonStock		Equity
AWP	Aberdeen Global Premier Properties Fund Common Shares of Beneficial Interest	CommonStock		Equity
AWR	American States Water Company Common Stock	CommonStock		Equity
AWRE	Aware Inc. COM USD.01	CommonStock		Equity
AWTM	Tidal ETF Trust AWTM Ultra-Short Duration Enhanced Income ETF	ExchangeTradedFund		Equity
AWX	Avalon Holdings Corporation Class A Common	CommonStock		Equity
AWYX	ETF Managers Trust ETFMG 2x Daily Travel Tech ETF	ExchangeTradedFund		Equity
AX	Axos Financial, Inc. Common stock	CommonStock		Equity
AXAC	AXIOS Sustainable Growth Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
AXAC.WS	AXIOS Sustainable Growth Acquisition Corporation Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
AXACr	AXIOS Sustainable Growth Acquisition Corporation Rights to receive one-tenth (1/10) of one Class A ordinary share	Right	Rights	Equity
AXDX	Accelerate Diagnostics Inc COM NPV	CommonStock		Equity
AXGN	Axogen Inc COM USD.01	CommonStock		Equity
AXH	Industrial Human Capital, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
AXH.U	Industrial Human Capital, Inc. Units, each consisting of one share of common stock and one redeemable warrant	Unit	Units	Equity
AXH.WS	Industrial Human Capital, Inc. Warrants	Warrant	Warrants	Equity
AXL	American Axle & Manufacturing Holdings, Inc. Common Stock	CommonStock		Equity
AXLA	Axcella Health Inc COM	CommonStock		Equity
AXNX	Axonics Inc COM	CommonStock		Equity
AXON	Axon Enterprise Inc COM USD.00001	CommonStock		Equity
AXP	American Express Company Common Stock	CommonStock		Equity
AXR	AMREP Corporation Common Stock	CommonStock		Equity
AXS	AXIS Capital Holdings Limited Common Shares	CommonStock		Equity
AXSM	Axsome Therapeutics Inc COM USD.0001	CommonStock		Equity
AXSpE	AXIS Capital Holdings Limited Depositary Shares, each representing a 1/100th interest in a 5.50% Series E Preferred Share	PreferredStock	Preferred Class	Equity
AXTA	Axalta Coating Systems Ltd. Common shares, $1.00 par value per share	CommonStock		Equity
AXTI	AXT Inc COM NPV	CommonStock		Equity
AXU	Alexco Resource Corporation Common Shares	CommonStock		Equity
AY	Atlantica Sustainable Infrastructure plc ORD USD0.1	CommonStock		Equity
AYI	Acuity Brands, Inc. Common Stock	CommonStock		Equity
AYLA	Ayala Pharmaceuticals Inc COM	CommonStock		Equity
AYRO	Ayro In COM	CommonStock		Equity
AYTU	Aytu BioPharma Inc COM	CommonStock		Equity
AYX	Alteryx, Inc. Class A Common Stock	CommonStock		Equity
AZ	A2Z Smart Technologies Corp COM	CommonStock		Equity
AZAA	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Apr ETF	ExchangeTradedFund		Equity
AZAJ	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Jan ETF	ExchangeTradedFund		Equity
AZAL	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Jul ETF	ExchangeTradedFund		Equity
AZAO	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Oct ETF	ExchangeTradedFund		Equity
AZBA	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Apr ETF	ExchangeTradedFund		Equity
AZBJ	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Jan ETF	ExchangeTradedFund		Equity
AZBL	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Jul ETF	ExchangeTradedFund		Equity
AZBO	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Oct ETF	ExchangeTradedFund		Equity
AZEK	The AZEK Company Inc. Class A Common Stock	CommonStock		Equity
AZN	Astrazeneca PLC SPON ADR	AdrCommon		Equity
AZO	AutoZone, Inc. Common Stock	CommonStock		Equity
AZPN	Aspen Technology Inc COM USD.1	CommonStock		Equity
AZRE	Azure Power Global Limited Equity shares	CommonStock		Equity
AZTA	Azenta Inc COM USD.01	CommonStock		Equity
AZUL	Azul S.A. American Depositary Shares (each representing three preferred shares)	AdrCommon		Equity
AZYO	Aziyo Biologics Inc COM CL A	CommonStock		Equity
AZZ	AZZ Inc. Common Stock	CommonStock		Equity
B	Barnes Group Inc. Common Stock	CommonStock		Equity
BA	The Boeing Company Capital Stock	CommonStock		Equity
BAB	Invesco Exchange-Traded Fund Trust II Invesco Taxable Municipal Bond ETF	ExchangeTradedFund		Equity
BABA	Alibaba Group Holding Limited American Depositary Shares, each represents Eight Ordinary Shares	AdrCommon		Equity
BAC	Bank of America Corporation Common Stock	CommonStock		Equity
BACA	Berenson Acquisition Corp. I Class A Common Stock	CommonStock		Equity
BACA.U	Berenson Acquisition Corp. I Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
BACA.WS	Berenson Acquisition Corp. I Warrants, each whole warrant exercisable for one share of class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
BACpB	Bank of America Corporation Depositary Shares, each representing a 1/1,000 th interest in a share of Bank of America Corporation 6.000% Non-Cumulative Preferred Stock, Series GG	PreferredStock	Preferred Class	Equity
BACpE	Bank of America Corporation Depositary Shares (representing 1/1,000th of a share of Floating Rate Non-Cumalative Preferred Stock, Series E)	PreferredStock	Preferred Class	Equity
BACpK	Bank of America Corporation Depositary Shares, each representing a 1/1,000 th interest in a share of Bank of America Corporation 5.875% Non-Cumulative Preferred Stock, Series HH	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
BACpL	Bank of America Corporation 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L	PreferredStock	Preferred Class	Equity
BACpM	Bank of America Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 5.375% Non-Cumulative Preferred Stock, Series KK	PreferredStock	Preferred Class	Equity
BACpN	Bank of America Corporation Depositary shares, each representing 1/1,000th interest in a share of 5.000% Non-Cumulative Preferred Stock, Series LL	PreferredStock	Preferred Class	Equity
BACpO	Bank of America Corporation Depositary shares, each representing 1/1,000th interest in a share of 4.375% Non-Cumulative Preferred Stock, Series NN	PreferredStock	Preferred Class	Equity
BACpP	Bank of America Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 4.125% Non-Cumulative Preferred Stock, Series PP	PreferredStock	Preferred Class	Equity
BACpQ	Bank of America Corporation Depositary shares, each representing 1/1,000th interest in a share of 4.250% Non-Cumulative Preferred Stock, Series QQ	PreferredStock	Preferred Class	Equity
BACpS	Bank of America Corporation Depositary shares, each representing 1/1,000th interest in a share of 4.750% Non-Cumulative Preferred Stock, Series SS	PreferredStock	Preferred Class	Equity
BAD	Listed Funds Trust B.A.D. ETF	ExchangeTradedFund		Equity
BAFN	BAYFIRST FINANCIAL CORP COM	CommonStock		Equity
BAH	Booz Allen Hamilton Holding Corporation Class A Common Stock	CommonStock		Equity
BAK	Braskem S.A. American Depositary Shares (Each representing Two Class A Preferred Shares)	AdrCommon		Equity
BAL	Barclays Bank PLC iPath Series B Bloomberg Cotton Subindex Total Return ETN	ExchangeTradedNote		Equity
BALL	Ball Corporation Common Stock	CommonStock		Equity
BALT	Innovator Defined Wealth Shield ETF ETF	ExchangeTradedFund		Equity
BALY	Bally's Corporation Common Stock	CommonStock		Equity
BAM	Brookfield Asset Management Inc. Class A Limited Voting Shares	CommonStock		Equity
BAMH	Brookfield Asset Management Inc. 4.625% Subordinated Notes due October 16, 2080	StructuredProduct		Equity
BAMI	Brookfield Asset Management Inc. 4.50% Perpetual Subordinated Notes	StructuredProduct		Equity
BAMR	Brookfield Asset Management Reinsurance Partners Ltd. Class A Exchangeable Limited Voting Shares	CommonStock		Equity
BANC	Banc of California, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
BAND	Bandwidth Inc CL A COM USD.001	CommonStock		Equity
BANF	BancFirst Corp COM	CommonStock		Equity
BANFP	BFC Capital Trust II PFD TR SECS	PreferredStock		Equity
BANR	Banner Corp COM USD.01	CommonStock		Equity
BANX	ArrowMark Financial Corp COM USD0.001	CommonStock		Equity
BAOS	Baosheng Media Group Holdings Ltd COM	CommonStock		Equity
BAP	Credicorp Ltd. Common Shares	CommonStock		Equity
BAPR	Innovator ETFs Trust - Innovator US Equity Buffer ETF April ETF	ExchangeTradedFund		Equity
BAR	GraniteShares Gold Trust GraniteShares Gold Shares	ExchangeTradedVehicle		Equity
BARK	BARK, Inc. Class A Common Stock	CommonStock		Equity
BARK.WS	BARK, Inc. Redeemable Warrants, each whole warrant exercisable for shares of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BASE	Couchbase Inc COM	CommonStock		Equity
BATL	Battalion Oil Corporation Common Stock	CommonStock		Equity
BATRA	Liberty Media Corp Braves Group BRAVES COM SER A	CommonStock		Equity
BATRK	Liberty Media Corp Braves Group BRAVES COM SER C	CommonStock		Equity
BATT	Amplify ETF Trust Amplify Lithium & Battery Technology ETF	ExchangeTradedFund		Equity
BAUG	Innovator US Equity Buffer ETF - August ETF	ExchangeTradedFund		Equity
BAX	Baxter International Inc. Common Stock	CommonStock		Equity
BB	BlackBerry Limited Common Shares, without par value	CommonStock		Equity
BBAI	BigBear.ai Holdings, Inc. Common Stock	CommonStock		Equity
BBAI.WS	BigBear.ai Holdings, Inc. Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BBAR	Banco BBVA Argentina S.A. American Depositary Shares (Each representing 3 Ordinary Shares)	AdrCommon		Equity
BBAX	JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF ETF	ExchangeTradedFund		Equity
BBBY	Bed Bath & Beyond Inc. COM USD.01	CommonStock		Equity
BBC	ETFis Series Trust I Virtus LifeSci Biotech Clinical Trials ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
BBCA	J.P. Morgan Exchange-Traded Fund Trust-J P Morgan Betabuilders Canada ETF ETF	ExchangeTradedFund		Equity
BBCP	Concrete Pumping Holdings Inc COM CL A USD0.0001	CommonStock		Equity
BBD	Banco Bradesco S.A. American Depositary Shares (Each representing one Preferred Shares)	AdrCommon		Equity
BBDC	Barings BDC, Inc. Common Stock	CommonStock		Equity
BBDO	Banco Bradesco S.A. American Depositary Shares (Each representing one Common Share, no par value)	AdrCommon		Equity
BBEU	J.P. Morgan Exchange Traded Fund Trust-JPMorgan BetaBuilders Europe ETF ETF	ExchangeTradedFund		Equity
BBGI	Beasley Broadcast Group Inc CL A COM NPV	CommonStock		Equity
BBH	VanEck Biotech ETF ETF	ExchangeTradedFund		Equity
BBI	Brickell Biotech Inc COM	CommonStock		Equity
BBIG	Vinco Venture Inc COM	CommonStock		Equity
BBIGV	Vinco Ventures, Inc. Ex-Distribution When-Issued	CommonStock		Equity
BBIN	JPMorgan BetaBuilders International Equity ETF ETF	ExchangeTradedFund		Equity
BBIO	BridgeBio Pharma Inc COM	CommonStock		Equity
BBJP	J.P. Morgan Exchange Traded Fund Trust - JPMorgan BetaBuilders Japan ETF ETF	ExchangeTradedFund		Equity
BBLG	Bone Biologics Corp COM USD.001	CommonStock		Equity
BBLGW	Bone Biologics Corp Warrants	Warrant		Equity
BBLN	Babylon Holdings Limited Class A Ordinary Shares	CommonStock		Equity
BBLN.WS	Babylon Holdings Limited Warrants, each exercisable for one Class A Ordinary Share	Warrant	Warrants	Equity
BBMC	J.P. Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders U.S. Mid Cap Equity ETF	ExchangeTradedFund		Equity
BBN	BlackRock Taxable Municipal Bond Trust Common Shares of Beneficial Interest, $0.001 par value	CommonStock		Equity
BBP	ETFis Series Trust I Virtus LifeSci Biotech Products ETF	ExchangeTradedFund		Equity
BBQ	BBQ Holdings Inc COM USD.01	CommonStock		Equity
BBRE	JPMorgan BetaBuilders MSCI US REIT ETF ETF	ExchangeTradedFund		Equity
BBSA	JP Morgan Exchange-Traded Fund Trust - JPMorgan BetaBuilders 1-5 Year US Aggregate Bond ETF ETF	ExchangeTradedFund		Equity
BBSC	J.P. Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders U.S. Small Cap Equity ETF	ExchangeTradedFund		Equity
BBSI	Barrett Business Services Inc COM USD.01	CommonStock		Equity
BBU	Brookfield Business Partners L.P. Limited Partnership Units	CommonStock		Equity
BBUC	Brookfield Business Corporation Class A Exchangeable Subordinate Voting Shares of Brookfield Business Corporation	CommonStock		Equity
BBUS	JP Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders US Equity ETF ETF	ExchangeTradedFund		Equity
BBVA	Banco Bilbao Vizcaya Argentaria, S.A. American Depositary Shares (Each representing one share of Capital Stock)	AdrCommon		Equity
BBW	Build-A-Bear Workshop, Inc. Common Stock	CommonStock		Equity
BBWI	Bath & Body Works, Inc. Common Stock	CommonStock		Equity
BBY	Best Buy Co., Inc. Common Stock	CommonStock		Equity
BC	Brunswick Corporation Common Stock	CommonStock		Equity
BCAB	Bioatla Inc COM USD.0001	CommonStock		Equity
BCAC	Brookline Capital Acquisition Corp COM	CommonStock		Equity
BCACU	Brookline Capital Acquisition Corp UNIT	Unit		Equity
BCACW	Brookline Capital Acquisition Corp WT EXP 081727	Warrant		Equity
BCAN	BYND Cannasoft Enterprises Inc COM NPV	CommonStock		Equity
BCAT	BlackRock Capital Allocation Trust Common Shares of Beneficial Interest	CommonStock		Equity
BCBP	BCB Bancorp Inc COM	CommonStock		Equity
BCC	Boise Cascade Company Common Stock	CommonStock		Equity
BCD	abrdn ETFs abrdn Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF	ExchangeTradedFund		Equity
BCDA	BioCardia Inc COM USD.001	CommonStock		Equity
BCDAW	BioCardia Inc WT EXP 080624	Warrant		Equity
BCE	BCE Inc. Common Shares	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
BCEL	Atreca Inc COM CL A	CommonStock		Equity
BCH	Banco de Chile American Depositary Shares (Each representing 200 shares of Common Stock)	AdrCommon		Equity
BCI	abrdn ETFs abrdn Bloomberg All Commodity Strategy K-1 Free ETF	ExchangeTradedFund		Equity
BCIM	abrdn ETFs abrdn Bloomberg Industrial Metals Strategy K-1 Free ETF	ExchangeTradedFund		Equity
BCLI	Brainstorm Cell Therapeutics COM USD.00005	CommonStock		Equity
BCM	Barclays Bank PLC iPath Pure Beta Broad Commodity ETN	ExchangeTradedNote		Equity
BCML	BayCom Corp COM	CommonStock		Equity
BCO	The Brink's Company Common Stock	CommonStock		Equity
BCOR	Blucora Inc COM USD.0001	CommonStock		Equity
BCOV	Brightcove Inc COM USD0.001	CommonStock		Equity
BCOW	1895 Bancorp of Wisconsin Inc COM	CommonStock		Equity
BCPC	Balchem Corp CL B COM USD.06	CommonStock		Equity
BCRX	BioCryst Pharmaceuticals Inc COM USD.01	CommonStock		Equity
BCS	Barclays PLC American Depositary Shares (Each represents four Ordinary Shares)	AdrCommon		Equity
BCSA	Blockchain Coinvestors Acquisition Corp I CL A COM USD0.0001	CommonStock		Equity
BCSAU	Blockchain Coinvestors Acquisition Corp I UNITS	Unit		Equity
BCSAW	Blockchain Coinvestors Acquisition Corp I WT EXP 110128	Warrant		Equity
BCSF	Bain Capital Specialty Finance, Inc. Common Stock	CommonStock		Equity
BCTX	BriaCell Therapeutics Corp COM	CommonStock		Equity
BCTXW	BriaCell Therapeutics Corp WT EX	Warrant		Equity
BCV	Bancroft Fund Ltd Common Stock	CommonStock		Equity
BCVpA	Bancroft Fund Ltd 5.375% Series A Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
BCX	BlackRock Resources & Commodities Strategy Trust Common Shares of Beneficial Interest	CommonStock		Equity
BCYC	Bicycle Therapeutics Ltd ADS	AdrCommon		Equity
BCpA	Brunswick Corporation 6.500% Notes due 2048	StructuredProduct	Preferred Class	Equity
BCpB	Brunswick Corporation 6.625% Notes due 2049	StructuredProduct	Preferred Class	Equity
BCpC	Brunswick Corporation 6.375% Notes due 2049	StructuredProduct	Preferred Class	Equity
BDC	Belden Inc. Common Stock	CommonStock		Equity
BDCX	UBS AG ETRACS Quarterly Pay 1.5X Leveraged MVIS BDC Index ETN due June 10, 2050	ExchangeTradedNote		Equity
BDCZ	UBS AG ETRACS MVIS Business Development Companies Index ETN due April 26, 2041	ExchangeTradedNote		Equity
BDEC	Innovator U.S. Equity Buffer ETF - December ETF	ExchangeTradedFund		Equity
BDJ	BlackRock Enhanced Equity Dividend Trust Common shares of Beneficial Interest	CommonStock		Equity
BDL	Flanigan's Enterprises Inc Common Stock	CommonStock		Equity
BDN	Brandywine Realty Trust Common Shares of Beneficial Interest	CommonStock		Equity
BDR	Blonder Tongue Laboratories Inc Common Stock	CommonStock		Equity
BDRY	ETF Managers Group Commodity Trust I Breakwave Dry Bulk Shipping ETF	ExchangeTradedVehicle		Equity
BDSX	Biodesix Inc COM USD0.001	CommonStock		Equity
BDTX	Black Diamond Therapeutics Inc COM	CommonStock		Equity
BDX	Becton, Dickinson and Company Common Stock	CommonStock		Equity
BDXB	Becton, Dickinson and Company Depositary Shares, each Representing a 1/20th Interest in a Share of 6.00% Mandatory Convertible Preferred Stock, Series B	StructuredProduct		Equity
BE	Bloom Energy Corporation Class A common stock	CommonStock		Equity
BEAM	Beam Therapeutics Inc COM	CommonStock		Equity
BEAT	HeartBeam Inc COM USD0.0001	CommonStock		Equity
BEATW	HeartBeam Inc WT EXP 103126	Warrant		Equity
BECN	Beacon Roofing Supply Inc COM USD.01	CommonStock		Equity
BECO	BlackRock ETF Trust BlackRock Future Climate and Sustainable Economy ETF	ExchangeTradedFund		Equity
BEDU	Bright Scholar Education Holdings Limited American Depositary Shares, each representing one Class A ordinary share	AdrCommon		Equity
BEDZ	AdvisorShares Trust AdvisorShares Hotel ETF	ExchangeTradedFund		Equity
BEEM	Beam Global COM	CommonStock		Equity
BEEMW	Beam Global WT EXP 123023	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
BEKE	KE Holdings Inc. American Depositary Shares (each representing three Class A Ordinary Shares)	AdrCommon		Equity
BELFA	Bel Fuse Inc. CL A	CommonStock		Equity
BELFB	Bel Fuse Inc. CL B	CommonStock		Equity
BEN	Franklin Resources, Inc. Common Stock	CommonStock		Equity
BENE	Benessere Capital Acquisition Corp COM CL A	CommonStock		Equity
BENER	Benessere Capital Acquisition Corp. Right	Right		Equity
BENEU	Benessere Capital Acquisition Corp UNITS	Unit		Equity
BENEW	Benessere Capital Acquisition Corp WT EX	Warrant		Equity
BEP	Brookfield Renewable Partners L.P. Limited Partnership Units	Unit		Equity
BEPC	Brookfield Renewable Corporation Class A Subordinate Voting Shares	CommonStock		Equity
BEPH	Brookfield Renewable Partners L.P. 4.625% Perpetual Subordinated Notes	StructuredProduct		Equity
BEPI	Brookfield Renewable Partners L.P. 4.875% Perpetual Subordinated Notes	StructuredProduct		Equity
BEPpA	Brookfield Renewable Partners L.P. 5.25% Class A Preferred Limited Partnership Units, Series 17	PreferredStock	Preferred Class	Equity
BERY	Berry Global Group, Inc. Common Stock	CommonStock		Equity
BERZ	Bank of Montreal MicroSectors FANG & Innovation -3x Inverse Leveraged ETN	ExchangeTradedNote		Equity
BEST	BEST Inc. American Depositary Shares, each representing five (5) Class A Ordinary Shares	AdrCommon		Equity
BETZ	Listed Funds Trust Roundhill Sports Betting & iGaming ETF	ExchangeTradedFund		Equity
BF.A	Brown-Forman Corporation Class A Common Stock	CommonStock	Class	Equity
BF.B	Brown-Forman Corporation Class B Common Stock	CommonStock	Class	Equity
BFAC	Battery Future Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
BFAC.U	Battery Future Acquisition Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
BFAC.WS	Battery Future Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BFAM	Bright Horizons Family Solutions Inc. Common Stock,	CommonStock		Equity
BFC	Bank First Corp COM	CommonStock		Equity
BFEB	Innovator US Equity Buffer ETF - February ETF	ExchangeTradedFund		Equity
BFH	Bread Financial Holdings, Inc. Common Stock	CommonStock		Equity
BFI	Burgerfi International Inc COM	CommonStock		Equity
BFIIW	Burgerfi International Inc WRRT 13/03/2023	Warrant		Equity
BFIN	BankFinancial Corp COM USD.01	CommonStock		Equity
BFIT	Global X Health & Wellness ETF ETF	ExchangeTradedFund		Equity
BFIX	Build Funds Trust Build Bond Innovation ETF	ExchangeTradedFund		Equity
BFK	BlackRock Municipal Income Trust Common Stock	CommonStock		Equity
BFLY	Butterfly Network, Inc. Class A Common Stock	CommonStock		Equity
BFLY.WS	Butterfly Network, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BFOR	ALPS ETF Trust Barron's 400 ETF	ExchangeTradedFund		Equity
BFRI	Biofrontera Inc COM USD0.001	CommonStock		Equity
BFRIW	Biofrontera Inc WT EXP 102726	Warrant		Equity
BFS	Saul Centers, Inc. Common Stock	CommonStock		Equity
BFST	Business First Bancshares Inc COM	CommonStock		Equity
BFSpD	Saul Centers, Inc. Depositary shares, each representing a 1/100th fractional interest in a share of 6.125% Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
BFSpE	Saul Centers, Inc. Depositary Shares, each representing 1/100th of a share of 6.000% Series E Cumulative Redeemable Preferred Stock, par value $0.01	PreferredStock	Preferred Class	Equity
BFTR	BlackRock ETF Trust BlackRock Future Innovators ETF	ExchangeTradedFund		Equity
BFZ	BlackRock California Municipal Income Trust Common Stock	CommonStock		Equity
BG	Bunge Limited Common Shares	CommonStock		Equity
BGB	Blackstone Strategic Credit Fund Common Shares of Beneficial Interest	CommonStock		Equity
BGCP	BGC Partners Inc CL A COM USD.01	CommonStock		Equity
BGFV	Big 5 Sporting Goods Corp COM USD.01	CommonStock		Equity
BGH	Barings Global Short Duration High Yield Fund Common Shares of Beneficial Interest With	CommonStock		Equity
BGI	Birks Group Inc. Class A Voting Shares	CommonStock		Equity
BGLD	Ft Cboe Vest Gold Strategy Quarterly Buffer Etf ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
BGNE	BeiGene Ltd ADR	AdrCommon		Equity
BGR	BlackRock Energy and Resources Trust Common Shares of Beneficial Interest	CommonStock		Equity
BGRN	iShares Trust iShares USD Green Bond ETF ETF	ExchangeTradedFund		Equity
BGRY	Berkshire Grey Inc COM CL A	CommonStock		Equity
BGRYW	Berkshire Grey, Inc. Warrant	Warrant		Equity
BGS	B&G Foods, Inc. Common Stock	CommonStock		Equity
BGSF	BGSF, Inc. Common Stock	CommonStock		Equity
BGSX	Build Acquisition Corp. Class A Common Stock	CommonStock		Equity
BGSX.U	Build Acquisition Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
BGSX.WS	Build Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
BGT	BlackRock Floating Rate Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
BGX	Blackstone Long-Short Credit Income Fund Common Shares	CommonStock		Equity
BGXX	Bright Green Corporation COM	CommonStock		Equity
BGY	BlackRock Enhanced International Dividend Trust Common Shares of Beneficial Interest	CommonStock		Equity
BH	Biglari Holdings Inc. Class B Common Stock, no par value	CommonStock		Equity
BH.A	Biglari Holdings Inc. Class A Common Stock, no par value	CommonStock	Class	Equity
BHAC	Crixus BH3 Acquisition Company COM CL A USD0.0001	CommonStock		Equity
BHACU	Crixus BH3 Acquisition Company UNITS	Unit		Equity
BHACW	Crixus BH3 Acquisition Company WT EXP	Warrant		Equity
BHAT	Fujian Blue Hat Interactive Entertainment Technology Ltd COM CL A	CommonStock		Equity
BHB	Bar Harbor Bankshares Common Stock	CommonStock		Equity
BHC	Bausch Health Companies Inc. Common Stock	CommonStock		Equity
BHE	Benchmark Electronics, Inc. Common Stock	CommonStock		Equity
BHF	Brighthouse Financial Inc COM	CommonStock		Equity
BHFAL	Brighthouse Financial Inc 6.52 NT 2058 ETN	Unknown		Equity
BHFAM	Brighthouse Financial Inc PF D	Unknown		Equity
BHFAN	Brighthouse Financial Inc 5.375 DEP PFD C	Unknown		Equity
BHFAO	Brighthouse Financial Inc PF B	Unknown		Equity
BHFAP	Brighthouse Financial Inc PFD ser A	PreferredStock		Equity
BHG	Bright Health Group, Inc. Common Stock	CommonStock		Equity
BHIL	Benson Hill, Inc. Common Stock	CommonStock		Equity
BHIL.WS	Benson Hill, Inc. Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	Warrant	Warrants	Equity
BHK	BlackRock Core Bond Trust Common Stock	CommonStock		Equity
BHLB	Berkshire Hills Bancorp, Inc. Common stock	CommonStock		Equity
BHP	BHP Group Limited American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon		Equity
BHR	Braemar Hotels & Resorts Inc. Common Stock	CommonStock		Equity
BHRpB	Braemar Hotels & Resorts Inc. 5.50% Series B Cumulative Convertible Preferred Stock	PreferredStock	Preferred Class	Equity
BHRpD	Braemar Hotels & Resorts Inc. 8.25% Series D Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
BHSE	Bull Horn Holdings Corp COM USD	CommonStock		Equity
BHSEU	Bull Horn Holdings Corp UNIT	Unit		Equity
BHSEW	Bull Horn Holdings Corp WT EXP 103125	Warrant		Equity
BHV	BlackRock Virginia Municipal Bond Trust Common Shares of Beneficial Interest, par value $0.001	CommonStock		Equity
BHVN	Biohaven Pharmaceutical Holding Company Ltd. Common Shares	CommonStock		Equity
BIB	ProShares Ultra Nasdaq Biotechnology ETF	ExchangeTradedFund		Equity
BIBL	Northern Lights Fund Trust IV Inspire 100 ESG ETF	ExchangeTradedFund		Equity
BICK	First Trust BICK Index Fund ETF	ExchangeTradedFund		Equity
BIDS	Amplify ETF Trust Amplify Digital & Online Trading ETF	ExchangeTradedFund		Equity
BIDU	Baidu Inc ADR	AdrCommon		Equity
BIG	Big Lots, Inc. Common Stock	CommonStock		Equity
BIGC	BigCommerce Holdings Inc COM USD0.0001	CommonStock		Equity
BIGZ	BlackRock Innovation and Growth Trust Common Shares of Beneficial Interest	CommonStock		Equity
BIIB	Biogen Inc COM NPV	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
BIL	SPDR Series Trust SPDR Bloomberg 1-3 Month T-Bill ETF	ExchangeTradedFund		Equity
BILI	Bilibili Inc ADS	AdrCommon		Equity
BILL	Bill.com Holdings, Inc. Common Stock	CommonStock		Equity
BILS	SPDR Series Trust SPDR Bloomberg 3-12 Month T-Bill ETF	ExchangeTradedFund		Equity
BIMI	BIMI International Medical Inc COM USD.001	CommonStock		Equity
BIO	Bio-Rad Laboratories, Inc. Class A Common Stock	CommonStock		Equity
BIO.B	Bio-Rad Laboratories, Inc. Class B Common Stock	CommonStock	Class	Equity
BIOC	Biocept Inc COM USD0.0001	CommonStock		Equity
BIOL	Biolase Inc COM USD.01	CommonStock		Equity
BIOR	Biora Therapeutics Inc COM	CommonStock		Equity
BIOS	BioPlus Acquisition Corp CL A ORD USD0.0001	CommonStock		Equity
BIOSU	BioPlus Acquisition Corp UNITS	Unit		Equity
BIOSW	BioPlus Acquisition Corp WT EXP	Warrant		Equity
BIOT	Biotech Acquisition Co COM CL A	CommonStock		Equity
BIOTU	Biotech Acquisition Co UNIT	Unit		Equity
BIOTW	Biotech Acquisition Co WT EXP 113027	Warrant		Equity
BIOX	Bioceres Crop Solutions Corp COM	CommonStock		Equity
BIP	Brookfield Infrastructure Partners L.P. Limited Partnership Units	Unit		Equity
BIPC	Brookfield Infrastructure Corporation Class A Subordinate Voting Shares	CommonStock		Equity
BIPH	Brookfield Infrastructure Partners L.P. 5.000% Subordinated Notes due 2081	StructuredProduct		Equity
BIPI	Brookfield Infrastructure Partners L.P. 5.125% Perpetual Subordinated Notes	StructuredProduct		Equity
BIPpA	Brookfield Infrastructure Partners L.P. 5.125% Class A Preferred Limited Partnership Units, Series 13	PreferredStock	Preferred Class	Equity
BIPpB	Brookfield Infrastructure Partners L.P. 5.000% Class A Preferred Limited Partnership Units, Series 14	PreferredStock	Preferred Class	Equity
BIRD	Allbirds Inc COM CL A USD0.0001	CommonStock		Equity
BIS	ProShares UltraShort Nasdaq Biotechnology ETF	ExchangeTradedFund		Equity
BIT	BlackRock Multi-Sector Income Trust Common Shares, $0.001 par value	CommonStock		Equity
BITE	Bite Acquisition Corp. Common Stock	CommonStock		Equity
BITE.U	Bite Acquisition Corp. Units, each consisting of one share of common stock and one-half of one redeemable warrant	Unit	Units	Equity
BITE.WS	Bite Acquisition Corp. Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	Warrant	Warrants	Equity
BITF	Bitfarms Ltd COM	CommonStock		Equity
BITO	ProShares Trust ProShares Bitcoin Strategy ETF	ExchangeTradedFund		Equity
BITQ	Exchange Traded Concepts Trust Bitwise Crypto Industry Innovators ETF	ExchangeTradedFund		Equity
BITS	Global X Blockchain & Bitcoin Strategy ETF ETF	ExchangeTradedFund		Equity
BIV	Vanguard Bond Index Funds Vanguard Intermediate-Term Bond ETF	ExchangeTradedFund		Equity
BIVI	BioVie Inc COM	CommonStock		Equity
BIZD	VanEck ETF Trust VanEck BDC Income ETF	ExchangeTradedFund		Equity
BJ	BJs Wholesale Club Holdings, Inc. Common stock, par value $0.01 per share	CommonStock		Equity
BJAN	Innovator US Equity Buffer ETF - January ETF	ExchangeTradedFund		Equity
BJDX	Bluejay Diagnostics Inc COM USD0.0001	CommonStock		Equity
BJK	VanEck Gaming ETF ETF	ExchangeTradedFund		Equity
BJRI	BJ's Restaurants Inc COM NPV	CommonStock		Equity
BJUL	Innovator US Equity Buffer ETF - July ETF	ExchangeTradedFund		Equity
BJUN	Innovator US Equity Buffer ETF - June ETF	ExchangeTradedFund		Equity
BK	The Bank of New York Mellon Corporation Common Stock	CommonStock		Equity
BKAG	BNY Mellon ETF Trust BNY Mellon Core Bond ETF	ExchangeTradedFund		Equity
BKCC	BlackRock Capital Investment Corp COM USD.001	CommonStock		Equity
BKCH	Global X Blockchain ETF ETF	ExchangeTradedFund		Equity
BKCI	BNY Mellon ETF Trust BNY Mellon Concentrated International ETF	ExchangeTradedFund		Equity
BKD	Brookdale Senior Living Inc. Common Stock	CommonStock		Equity
BKE	The Buckle, Inc. Common Stock	CommonStock		Equity
BKEM	BNY Mellon ETF Trust BNY Mellon Emerging Markets Equity ETF	ExchangeTradedFund		Equity
BKEP	Blueknight Energy Partners LP COM LP UNITS	CommonStock		Equity
BKEPP	Blueknight Energy Partners LP PFD-A	PreferredStock		Equity
BKES	BNY Mellon ETF Trust BNY Mellon Sustainable Global Emerging Markets ETF	ExchangeTradedFund		Equity
BKF	iShares Inc. iShares MSCI BIC ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
BKH	Black Hills Corporation Common Stock	CommonStock		Equity
BKHY	BNY Mellon ETF Trust BNY Mellon High Yield Beta ETF	ExchangeTradedFund		Equity
BKI	Black Knight, Inc. Common Stock	CommonStock		Equity
BKIE	BNY Mellon ETF Trust BNY Mellon International Equity ETF	ExchangeTradedFund		Equity
BKIS	BNY Mellon ETF Trust BNY Mellon Sustainable International Equity ETF	ExchangeTradedFund		Equity
BKKT	Bakkt Holdings, Inc. Class A Common Stock	CommonStock		Equity
BKKT.WS	Bakkt Holdings, Inc. Warrants to purchase Class A Common Stock	Warrant	Warrants	Equity
BKLC	BNY Mellon ETF Trust BNY Mellon US Large Cap Core Equity ETF	ExchangeTradedFund		Equity
BKLN	Invesco Exchange-Traded Fund Trust II Invesco Senior Loan ETF	ExchangeTradedFund		Equity
BKMC	BNY Mellon ETF Trust BNY Mellon US Mid Cap Core Equity ETF	ExchangeTradedFund		Equity
BKN	BlackRock Investment Quality Municipal Trust, Inc. Common Stock	CommonStock		Equity
BKNG	Booking Holdings Inc COM USD.008	CommonStock		Equity
BKR	Baker Hughes a GE Co COM A	CommonStock		Equity
BKSB	BNY Mellon ETF Trust BNY Mellon Short Duration Corporate Bond ETF	ExchangeTradedFund		Equity
BKSC	Bank of South Carolina Corp COM NPV	CommonStock		Equity
BKSE	BNY Mellon ETF Trust BNY Mellon US Small Cap Core Equity ETF	ExchangeTradedFund		Equity
BKSY	BlackSky Technology Inc. Class A Common Stock	CommonStock		Equity
BKSY.WS	BlackSky Technology Inc. Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock	Warrant	Warrants	Equity
BKT	BlackRock Income Trust, Inc. Common Stock	CommonStock		Equity
BKTI	BK Technologies Corporation Common Stock	CommonStock		Equity
BKU	BankUnited, Inc. Common Stock	CommonStock		Equity
BKUI	BNY Mellon ETF Trust BNY Mellon Ultra Short Income ETF	ExchangeTradedFund		Equity
BKUS	BNY Mellon ETF Trust BNY Mellon Sustainable US Equity ETF	ExchangeTradedFund		Equity
BKYI	Bio-Key International Inc COM USD.01	CommonStock		Equity
BL	BlackLine Inc COM USD.01	CommonStock		Equity
BLBD	Blue Bird Corp COM USD0.0001	CommonStock		Equity
BLBX	Blackboxstocks Inc COM	CommonStock		Equity
BLCM	Bellicum Pharmaceuticals Inc COM USD0.01	CommonStock		Equity
BLCN	Siren Nasdaq NexGen Economy ETF ETF	ExchangeTradedFund		Equity
BLCO	Bausch + Lomb Corporation Common Shares	CommonStock		Equity
BLCT	BlueCity Holdings Limited ADR	AdrCommon		Equity
BLD	TopBuild Corp. Common Stock	CommonStock		Equity
BLDE	Blade Air Mobility Inc CL A	CommonStock		Equity
BLDEW	Blade Air Mobility Inc WT EXP 090126	Warrant		Equity
BLDG	Cambria Global Real Estate ETF ETF	ExchangeTradedFund		Equity
BLDP	Ballard Power Systems Inc COM NPV	CommonStock		Equity
BLDR	Builders FirstSource, Inc. Common Stock	CommonStock		Equity
BLE	BlackRock Municipal Income Trust II Common Shares of Beneficial Interest, par value $0.001	CommonStock		Equity
BLES	Northern Lights Fund Trust IV Inspire Global Hope ESG ETF	ExchangeTradedFund		Equity
BLEU	bleuacacia ltd CL A COM USD0.0001	CommonStock		Equity
BLEUR	bleuacacia ltd Rights	Right		Equity
BLEUU	bleuacacia ltd UNITS	Unit		Equity
BLEUW	bleuacacia ltd WT EXP 103026	Warrant		Equity
BLFS	Biolife Solutions Inc COM USD.001	CommonStock		Equity
BLFY	Blue Foundry Bancorp COM USD.01	CommonStock		Equity
BLHY	Virtus ETF Trust II Virtus Newfleet High Yield Bond ETF	ExchangeTradedFund		Equity
BLI	Berkeley Lights Inc COM	CommonStock		Equity
BLIN	Bridgeline Digital Inc COM USD.001	CommonStock		Equity
BLK	BlackRock, Inc. Common Stock	CommonStock		Equity
BLKB	Blackbaud Inc COM	CommonStock		Equity
BLKC	Invesco Alerian Galaxy Blockchain Users and Decentralized Commerce ETF ETF	ExchangeTradedFund		Equity
BLMN	Bloomin' Brands Inc COM USD.01	CommonStock		Equity
BLND	Blend Labs, Inc. Class A Common Stock	CommonStock		Equity
BLNG	Belong Acquisition Corp COM CL A	CommonStock		Equity
BLNGU	Belong Acquisition Corp UNITS	Unit		Equity
BLNGW	Belong Acquisition Corp WRTTS	Warrant		Equity
BLNK	Blink Charging Co COM USD.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
BLNKW	Blink Charging Co WRRT	Warrant		Equity
BLOK	Amplify ETF Trust Amplify Transformational Data Sharing ETF	ExchangeTradedFund		Equity
BLPH	Bellerophon Therapeutics Inc COM USD.01	CommonStock		Equity
BLRX	Bioline RX Ltd SPON ADR	AdrCommon		Equity
BLSA	BCLS Acquisition Corp COM USD.0001	CommonStock		Equity
BLTE	Belite Bio Inc ADS	AdrCommon		Equity
BLTS	Bright Lights Acquisition Corp COM CL A	CommonStock		Equity
BLTSU	Bright Lights Acquisition Corp UNITS	Unit		Equity
BLTSW	Bright Lights Acquisition Corp WT EXP 011128	Warrant		Equity
BLU	BELLUS Health Inc COM NPV	CommonStock		Equity
BLUA	BlueRiver Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
BLUA.U	BlueRiver Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-third of a redeemable Warrant to acquire one Class A ordinary shares	Unit	Units	Equity
BLUA.WS	BlueRiver Acquisition Corp. Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
BLUE	bluebird bio Inc COM USD0.01	CommonStock		Equity
BLV	Vanguard Bond Index Funds Vanguard Long-Term Bond ETF	ExchangeTradedFund		Equity
BLW	Blackrock Limited Duration Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
BLX	Banco Latinoamericano de Comercio Exterior, S.A. Class E Common Stock	CommonStock		Equity
BLZE	Backblaze Inc COM CL A USD0.0001	CommonStock		Equity
BMA	Banco Macro S.A. American Depositary Shares (Each representing Ten Class B Common Shares	AdrCommon		Equity
BMAC	Black Mountain Acquisition Corp. Class A Common Stock	CommonStock		Equity
BMAC.U	Black Mountain Acquisition Corp. Units, each consisting of one share of Class A common stock and three quarters of one warrant	Unit	Units	Equity
BMAC.WS	Black Mountain Acquisition Corp. Warrants, exercisable for one share of Class A Common Stock	Warrant	Warrants	Equity
BMAQ	Blockchain Moon Acquisition Corp COM	CommonStock		Equity
BMAQR	Blockchain Moon Acquisition Corp. Rights	Right		Equity
BMAQU	Blockchain Moon Acquisition Corp UNITS	Unit		Equity
BMAQW	Blockchain Moon Acquisition Corp WT EXP	Warrant		Equity
BMAR	Innovator US Equity Buffer ETF - March ETF	ExchangeTradedFund		Equity
BMAY	Innovator US Equity Buffer ETF - May ETF	ExchangeTradedFund		Equity
BMBL	Bumble Inc COM CL A	CommonStock		Equity
BME	BlackRock Health Sciences Trust Common Shares of Beneficial Interest	CommonStock		Equity
BMEA	Biomea Fusion Inc COM	CommonStock		Equity
BMED	BlackRock ETF Trust BlackRock Future Health ETF	ExchangeTradedFund		Equity
BMEZ	BlackRock Health Sciences Trust II Common Shares of Beneficial Interest	CommonStock		Equity
BMI	Badger Meter Inc. Common Stock	CommonStock		Equity
BMLpG	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 1)	PreferredStock	Preferred Class	Equity
BMLpH	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 2)	PreferredStock	Preferred Class	Equity
BMLpJ	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 4)	PreferredStock	Preferred Class	Equity
BMLpL	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 5)	PreferredStock	Preferred Class	Equity
BMO	Bank of Montreal Common Shares	CommonStock		Equity
BMRA	Biomerica Inc COM USD.04	CommonStock		Equity
BMRC	Bank of Marin Bancorp COM NPV	CommonStock		Equity
BMRN	Biomarin Pharmaceutical Inc COM USD.001	CommonStock		Equity
BMTX	BM Technologies, Inc. Class A Common Stock	CommonStock		Equity
BMTX.WS	BM Technologies, Inc. Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
BMY	Bristol-Myers Squibb Company Common Stock	CommonStock		Equity
BND	Vanguard Total Bond Market ETF ETF	ExchangeTradedFund		Equity
BNDC	FlexShares Trust FlexShares Core Select Bond Fund	ExchangeTradedFund		Equity
BNDD	KraneShares Trust Quadratic Deflation ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
BNDW	Vanguard Scottsdale Funds - Vanguard Total World Bond ETF ETF	ExchangeTradedFund		Equity
BNDX	Vanguard Total International Bond ETF ETF	ExchangeTradedFund		Equity
BNE	ETF Series Solutions Blue Horizon BNE ETF	ExchangeTradedFund		Equity
BNED	Barnes & Noble Education, Inc. Common Stock	CommonStock		Equity
BNFT	Benefitfocus Inc COM USD0.001	CommonStock		Equity
BNGE	First Trust Exchange-Traded Fund VI First Trust S-Network Streaming and Gaming ETF	ExchangeTradedFund		Equity
BNGO	BioNano Genomics Inc COM USD 0.0001	CommonStock		Equity
BNGOW	BioNano Genomics Inc WT EXP 082123	Warrant		Equity
BNIX	Bannix Acquisition Corp COM	CommonStock		Equity
BNIXR	Bannix Acquisition Corp. Right	Right		Equity
BNIXW	Bannix Acquisition Corp WT EXP 073126	Warrant		Equity
BNKD	Bank of Montreal MicroSectors U.S. Big Banks Index -3X Inverse Leveraged ETNs due March 25, 2039	ExchangeTradedNote		Equity
BNKU	Bank of Montreal MicroSectors U.S. Big Banks Index 3X Leveraged ETNs due March 25, 2039	ExchangeTradedNote		Equity
BNL	Broadstone Net Lease, Inc. Common Stock	CommonStock		Equity
BNNR	Banner Acquisition Corp COM	CommonStock		Equity
BNNRU	Banner Acquisition Corp UNITS	Unit		Equity
BNNRW	Banner Acquisition Corp WT EXP	Warrant		Equity
BNO	United States Brent Oil Fund, LP United States Brent Oil Fund, LP	ExchangeTradedVehicle		Equity
BNOV	Innovator U.S. Equity Buffer ETF - November ETF	ExchangeTradedFund		Equity
BNOX	Bionomics Ltd SPONSORED ADR	AdrCommon		Equity
BNR	Burning Rock Biotech Limited ADR	AdrCommon		Equity
BNRG	Brenmiller Energy Ltd ORD	CommonStock		Equity
BNS	Bank of Nova Scotia, The Common Shares	CommonStock		Equity
BNSO	Bonso Electronics International Inc COM USD.003	CommonStock		Equity
BNTC	Benitec Biopharma Ltd COM 0.0001	CommonStock		Equity
BNTX	BioNTech SE ADR	AdrCommon		Equity
BNY	BlackRock New York Municipal Income Trust Common Stock	CommonStock		Equity
BOAC	Bluescape Opportunities Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
BOAC.U	Bluescape Opportunities Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
BOAC.WS	Bluescape Opportunities Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
BOAS	BOA Acquisition Corp. Class A Common Stock	CommonStock		Equity
BOAS.U	BOA Acquisition Corp. Units, each consisting of one share of Class A common stock and one third of one redeemable warrant	Unit	Units	Equity
BOAS.WS	BOA Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at a price of $11.50 per share	Warrant	Warrants	Equity
BOAT	Tidal ETF Trust SonicShares Global Shipping ETF	ExchangeTradedFund		Equity
BOB	Merlyn.AI Best-Of-Breed Core Momentum ETF ETF	ExchangeTradedFund		Equity
BOC	Boston Omaha Corporation Class A Common Stock	CommonStock		Equity
BOCN	Blue Ocean Acquisition Corp CL A ORD USD0.0001	CommonStock		Equity
BOCNU	Blue Ocean Acquisition Corp UNITS	Unit		Equity
BOCNW	Blue Ocean Acquisition Corp WT EXP	Warrant		Equity
BOCT	Innovator U.S. Equity Buffer ETF - October ETF	ExchangeTradedFund		Equity
BODY	The Beachbody Company, Inc. Class A Common Stock	CommonStock		Equity
BODY.WS	The Beachbody Company, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
BOE	BlackRock Enhanced Global Dividend Trust Common Shares of Beneficial Interest	CommonStock		Equity
BOH	Bank of Hawaii Corporation Common Stock (Delaware)	CommonStock		Equity
BOHpA	Bank of Hawaii Corporation Depositary Shares Each Representing a 1/40th Interest in a Share of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
BOIL	ProShares Trust II ProShares Ultra Bloomberg Natural Gas	ExchangeTradedVehicle		Equity
BOKF	BOK Financial Corp COM USD.00006	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
BOLT	Bolt Biotherapeutics Inc COM	CommonStock		Equity
BON	Bon Natural Life Ltd ORD SHS	CommonStock		Equity
BOND	PIMCO ETF Trust PIMCO Active Bond Exchange-Traded Fund	ExchangeTradedFund		Equity
BOOM	DMC Global Inc COM USD.05	CommonStock		Equity
BOOT	Boot Barn Holdings, Inc. Common Stock, $0.0001 par value per share	CommonStock		Equity
BORR	Borr Drilling Limited Common Shares	CommonStock		Equity
BOSC	B.O.S. Better Online Solutions Ltd ORD NIS1	CommonStock		Equity
BOSS	Global X Founder-Run Cos ETF ETF	ExchangeTradedFund		Equity
BOTJ	Bank of the James Financial Group Inc COM USD2.14	CommonStock		Equity
BOTZ	Global X Robotics & Artificial Intelligence ETF ETF	ExchangeTradedFund		Equity
BOUT	Innovator ETFs Trust Innovator IBD Breakout Opportunities ETF	ExchangeTradedFund		Equity
BOWL	Bowlero Corp. Class A Common Stock	CommonStock		Equity
BOX	Box, Inc. Class A common stock	CommonStock		Equity
BOXD	Boxed, Inc. Common Stock	CommonStock		Equity
BOXD.WS	Boxed, Inc. Warrants, each whole warrant exercisable to purchase one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BOXL	Boxlight Corp CL A COM USD.0001	CommonStock		Equity
BP	BP p.l.c. American Depositary Shares (Each representing 6 Ordinary Shares)	AdrCommon		Equity
BPAC	Bullpen Parlay Acquisition Co CL A ORD USD0.0001	CommonStock		Equity
BPACU	Bullpen Parlay Acquisition Co UNITS	Unit		Equity
BPACW	Bullpen Parlay Acquisition Co WT EXP	Warrant		Equity
BPMC	Blueprint Medicines Corp COM USD.001	CommonStock		Equity
BPOP	Popular Inc COM USD5	CommonStock		Equity
BPOPM	Popular Capital Trust II PFD GTD 6.125	PreferredStock		Equity
BPRN	Bank of Princeton (The) COM	CommonStock		Equity
BPT	BP Prudhoe Bay Royalty Trust Units of Beneficial Interest	CommonStock		Equity
BPTH	Bio-Path Holdings Inc COM USD0.001	CommonStock		Equity
BPTS	Biophytis SA ADS	AdrCommon		Equity
BPYPM	Brookfield Property Preferred LP CL A CUM PFD 1	Unknown		Equity
BPYPN	Brookfield Property Partners L.P. 5.750% Class A Cumulative Redeemable Perpetual Preferred Units, Se	Unknown		Equity
BPYPO	Brookfield Property Partners L.P. 6.375% Class A Cumulative Redeemable Perpetual Preferred Units, Se	Unknown		Equity
BPYPP	Brookfield Property Partners L.P. 6.50% Class A Cumulative Redeemable Perpetual Preferred Units	PreferredStock		Equity
BQ	Boqii Holding Limited American Depositary Shares (each representing four and a half (4.5) Class A Ordinary Shares)	AdrCommon		Equity
BR	Broadridge Financial Solutions, Inc. Common Stock	CommonStock		Equity
BRAC	Broad Capital Acquisition Corp COM USD0.000001	CommonStock		Equity
BRACR	Broad Capital Acquisition Corp Rights	Right		Equity
BRACU	Broad Capital Acquisition Corp UNITS	Unit		Equity
BRAG	Bragg Gaming Group Inc COM	CommonStock		Equity
BRBR	BellRing Brands, Inc. Common Stock	CommonStock		Equity
BRBS	Blue Ridge Bankshares, Inc. Common Stock	CommonStock		Equity
BRC	Brady Corporation Class A Nonvoting Common Stock	CommonStock		Equity
BRCC	BRC Inc. Class A Common Stock	CommonStock		Equity
BRCN	Burcon NutraScience Corp COM NPV	CommonStock		Equity
BRD	Beard Energy Transition Acquisition Corp. Class A Common Stock	CommonStock		Equity
BRD.U	Beard Energy Transition Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	Unit	Units	Equity
BRD.WS	Beard Energy Transition Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BRDG	Bridge Investment Group Holdings Inc. Class A Common Stock	CommonStock		Equity
BRDS	Bird Global, Inc. Class A Common Stock	CommonStock		Equity
BRDS.WS	Bird Global, Inc. Warrants, each whole warrant exercisable to purchase one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BREZ	Breeze Holdings Acquisition Corp COM	CommonStock		Equity
BREZR	Breeze Holdings Acquisition Corp. Right	Right		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
BREZW	Breeze Holdings Acquisition Corp *W EXP 05/25/2027	Warrant		Equity
BRF	VanEck ETF Trust VanEck Brazil Small-Cap ETF	ExchangeTradedFund		Equity
BRFH	Barfresh Food Group Inc COM USD0.000001	CommonStock		Equity
BRFS	BRF S.A. American Depositary Shares (Each representing One Common Share)	AdrCommon		Equity
BRG	Bluerock Residential Growth REIT Inc. Class A Common Stock	CommonStock		Equity
BRGpC	Bluerock Residential Growth REIT Inc. 7.625% Series C Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
BRGpD	Bluerock Residential Growth REIT Inc. 7.125% Series D Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
BRID	Bridgford Foods Corp COM USD1	CommonStock		Equity
BRIV	B Riley Principal 250 Merger Corp COM CL A	CommonStock		Equity
BRIVU	B Riley Principal 250 Merger Corp UNITS	Unit		Equity
BRIVW	B Riley Principal 250 Merger Corp WT EXP 040128	Warrant		Equity
BRK.A	Berkshire Hathaway Inc. Class A Common Stock	CommonStock	Class	Equity
BRK.B	Berkshire Hathaway Inc. Class B Common Stock	CommonStock	Class	Equity
BRKH	BurTech Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
BRKHU	BurTech Acquisition Corp UNITS	Unit		Equity
BRKHW	BurTech Acquisition Corp WT EXP 121826	Warrant		Equity
BRKL	Brookline Bancorp Inc COM USD.01	CommonStock		Equity
BRKR	Bruker Corporation COM USD.01	CommonStock		Equity
BRKY	Direxion Shares ETF Trust Direxion Breakfast Commodities Strategy ETF	ExchangeTradedFund		Equity
BRLI	Brilliant Acquisition Corp COM	CommonStock		Equity
BRLIR	Brilliant Acquisition Corporation Rights	Right		Equity
BRLIU	Brilliant Acquisition Corp UNIT	Unit		Equity
BRLIW	Brilliant Acquisition Corp WT EXP 033125	Warrant		Equity
BRLT	Brilliant Earth Group Inc COM CL A	CommonStock		Equity
BRMK	Broadmark Realty Capital Inc. Common Stock	CommonStock		Equity
BRMK.WS	Broadmark Realty Capital Inc. Warrants, each exercisable for one fourth (1/4th) share of Common Stock at an exercise price of $2.875 per quarter share	Warrant	Warrants	Equity
BRN	Barnwell Industries Inc Common Stock	CommonStock		Equity
BRO	Brown & Brown, Inc. Common Stock	CommonStock		Equity
BROG	Brooge Energy Ltd COM	CommonStock		Equity
BROGW	Brooge Energy Ltd Wrrt	Warrant		Equity
BROS	Dutch Bros Inc. Class A Common Stock	CommonStock		Equity
BRP	Brp Group Inc COM CL A	CommonStock		Equity
BRPM	B. Riley Principal 150 Merger Corp COM CL A	CommonStock		Equity
BRPMU	B. Riley Principal 150 Merger Corp UNITS	Unit		Equity
BRPMW	B. Riley Principal 150 Merger Corp WT EXP 030128	Warrant		Equity
BRQS	Borqs Technologies Inc COM	CommonStock		Equity
BRSP	BrightSpire Capital, Inc. Class A Common Stock	CommonStock		Equity
BRT	BRT Apartments Corp. Common Stock, par value $0.01 per share	CommonStock		Equity
BRTX	BioRestorative Therapies Inc COM NPV	CommonStock		Equity
BRW	Saba Capital Income & Opportunities Fund Shares of Beneficial Interest	CommonStock		Equity
BRX	Brixmor Property Group Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
BRY	Berry Corp COM	CommonStock		Equity
BRZE	Braze Inc COM CL A USD0.0001	CommonStock		Equity
BRZU	Direxion Shares ETF Trust Direxion Daily MSCI Brazil Bull 2X Shares	ExchangeTradedFund		Equity
BSAC	Banco Santander-Chile American Depositary Shares Four Hundred (400) Common Shares	AdrCommon		Equity
BSAQ	Black Spade Acquisition Co Class A Ordinary Shares	CommonStock		Equity
BSAQ.U	Black Spade Acquisition Co Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
BSAQ.WS	Black Spade Acquisition Co Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
BSBE	Invesco BulletShares 2022 USD Emerging Markets Debt ETF ETF	ExchangeTradedFund		Equity
BSBK	Bogota Financial Corp COM USD0.01	CommonStock		Equity
BSBR	Banco Santander (Brasil) S.A. American Depositary Shares (each representing one unit)	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
BSCE	Invesco BulletShares 2023 USD Emerging Markets Debt ETF ETF	ExchangeTradedFund		Equity
BSCM	Invesco BulletShares 2022 Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSCN	Invesco BulletShares 2023 Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSCO	Invesco BulletShares 2024 Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSCP	Invesco BulletShares 2025 Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSCQ	Invesco BulletShares 2026 Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSCR	Invesco BulletShares 2027 Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSCS	Invesco Exchange-Traded Self-Indexed Fund Trust ETF ETF	ExchangeTradedFund		Equity
BSCT	Invesco BulletShares 2029 Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSCU	Invesco BulletShares 2030 Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSCV	Invesco BulletShares 2031 Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSDE	Invesco BulletShares 2024 USD Emerging Markets Debt ETF ETF	ExchangeTradedFund		Equity
BSEA	ETF Managers Trust ETFMG Breakwave Sea Decarbonization Tech ETF	ExchangeTradedFund		Equity
BSEP	Innovator U.S. Equity Buffer ETF - September ETF	ExchangeTradedFund		Equity
BSET	Bassett Furniture Industries Inc. COM USD5	CommonStock		Equity
BSFC	Blue Star Foods Corp COM	CommonStock		Equity
BSGA	Blue Safari Group Acquisition Corp ORD SHS CL A	CommonStock		Equity
BSGAR	Blue Safari Group Acquisition Corp. Right	Right		Equity
BSGAU	Blue Safari Group Acquisition Corp UNITS	Unit		Equity
BSGM	BioSig Technologies Inc COM	CommonStock		Equity
BSIG	BrightSphere Investment Group Inc. Common Stock	CommonStock		Equity
BSJM	Invesco BulletShares 2022 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSJN	Invesco BulletShares 2023 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSJO	Invesco BulletShares 2024 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSJP	Invesco BulletShares 2025 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSJQ	Invesco BulletShares 2026 High Yield Corp Etf ETF	ExchangeTradedFund		Equity
BSJR	Invesco BulletShares 2027 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSJS	Invesco BulletShares 2028 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSJT	Invesco BulletShares 2029 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		Equity
BSKY	Big Sky Growth Partners Inc COM CL A	CommonStock		Equity
BSKYU	Big Sky Growth Partners Inc UNITS	Unit		Equity
BSKYW	Big Sky Growth Partners Inc WT EXP 040126	Warrant		Equity
BSL	Blackstone Senior Floating Rate Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
BSM	Black Stone Minerals, L.P. Common units representing limited partner interests	CommonStock		Equity
BSMM	Invesco BulletShares 2022 Municipal Bond ETF ETF	ExchangeTradedFund		Equity
BSMN	Invesco BulletShares 2023 Municipal Bond ETF ETF	ExchangeTradedFund		Equity
BSMO	Invesco BulletShares 2024 Municipal Bond ETF ETF	ExchangeTradedFund		Equity
BSMP	Invesco BulletShares 2025 Municipal Bond ETF ETF	ExchangeTradedFund		Equity
BSMQ	Invesco BulletShares 2026 Municipal Bond ETF ETF	ExchangeTradedFund		Equity
BSMR	Invesco BulletShares 2027 Municipal Bond ETF ETF	ExchangeTradedFund		Equity
BSMS	Invesco BulletShares 2028 Municipal Bond ETF ETF	ExchangeTradedFund		Equity
BSMT	Invesco BulletShares 2029 Municipal Bond ETF ETF	ExchangeTradedFund		Equity
BSMU	Invesco BulletShares 2030 Municipal Bond ETF ETF	ExchangeTradedFund		Equity
BSMV	Invesco BulletShares 2031 Municipal Bond ETF ETF	ExchangeTradedFund		Equity
BSMX	Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México American Depositary Shares, (each representing five Series B shares)	AdrCommon		Equity
BSQR	BSQUARE Corp COM NPV	CommonStock		Equity
BSRR	Sierra Bancorp COM NPV	CommonStock		Equity
BST	BlackRock Science and Technology Trust Common Shares of Beneficial Interest	CommonStock		Equity
BSTP	Innovator ETFs Trust Innovator Buffer Step-Up Strategy ETF	ExchangeTradedFund		Equity
BSTZ	BlackRock Science and Technology Trust II Common Shares of Beneficial Interest	CommonStock		Equity
BSV	Vanguard Bond Index Funds Vanguard Short-Term Bond ETF	ExchangeTradedFund		Equity
BSVN	Bank7 Corp COM	CommonStock		Equity
BSX	Boston Scientific Corporation Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
BSXpA	Boston Scientific Corporation 5.50% Mandatory Convertible Preferred Stock, Series A	StructuredProduct	Preferred Class	Equity
BSY	Bentley System Inc COM CL B	CommonStock		Equity
BTA	BlackRock Long-Term Municipal Advantage Trust Common Shares	CommonStock		Equity
BTAI	BioXcel Therapeutics Inc COM	CommonStock		Equity
BTAL	AGF Investments Trust AGFiQ U.S. Market Neutral Anti-Beta Fund	ExchangeTradedFund		Equity
BTB	Bit Brother Ltd CL A ORD	CommonStock		Equity
BTBD	BT Brands Inc COM	CommonStock		Equity
BTBDW	BT Brands Inc WT EXP	Warrant		Equity
BTBT	Bit Digital Inc COM	CommonStock		Equity
BTCM	BIT Mining Limited American Depositary Shares (each representing 10 Class A shares)	AdrCommon		Equity
BTCR	Volt ETF Trust Volt Crypto Industry Revolution and Tech ETF	ExchangeTradedFund		Equity
BTCS	BTCS Inc COM	CommonStock		Equity
BTCY	Biotricity Inc COM	CommonStock		Equity
BTEC	Principal Healthcare Innovators ETF ETF	ExchangeTradedFund		Equity
BTEK	BlackRock ETF Trust BlackRock Future Tech ETF	ExchangeTradedFund		Equity
BTF	Valkyrie ETF Trust II ETF	ExchangeTradedFund		Equity
BTG	B2Gold Corp. Common Shares	CommonStock		Equity
BTHM	BlackRock ETF Trust BlackRock Future U.S. Themes ETF	ExchangeTradedFund		Equity
BTI	British American Tobacco p.l.c. American Depositary Shares, each representing one Ordinary Share, nominal value 25 pence per share	AdrCommon		Equity
BTMD	Biote Corp COM CL A	CommonStock		Equity
BTMDW	Biote Corp WT EXP 030426	Warrant		Equity
BTN	Ballantyne Strong, Inc. Common Stock	CommonStock		Equity
BTO	John Hancock Financial Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
BTOG	Bit Origin Limited COM USD0.01	CommonStock		Equity
BTRS	BTRS Holdings Inc COM CL 1	CommonStock		Equity
BTT	BlackRock Municipal Target Term Trust Common Shares	CommonStock		Equity
BTTR	Better Choice Company Inc. Common Stock	CommonStock		Equity
BTTX	BETTER THERAPEUTICS INC COM	CommonStock		Equity
BTU	Peabody Energy Corporation Common Stock	CommonStock		Equity
BTWN	Bridgetown Holdings Ltd COM CL A	CommonStock		Equity
BTWNU	Bridgetown Holdings Ltd UNIT	Unit		Equity
BTWNW	Bridgetown Holdings Ltd WT EXP 093027	Warrant		Equity
BTX	Brooklyn ImmunoTherapeutics Inc COM	CommonStock		Equity
BTZ	BlackRock Credit Allocation Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
BUD	Anheuser-Busch InBev SA/NV American Depositary Shares (each representing one ordinary share without nominal value)	AdrCommon		Equity
BUFB	Innovator Laddered Allocation Buffer ETF ETF	ExchangeTradedFund		Equity
BUFD	Ft Cboe Vest Fund Of Deep Buffer Etf ETF	ExchangeTradedFund		Equity
BUFF	Innovator Laddered Allocation Power Buffer ETF ETF	ExchangeTradedFund		Equity
BUFG	FT Cboe Vest Buffered Allocation Growth ETF ETF	ExchangeTradedFund		Equity
BUFQ	FT Cboe Vest Fund of Nasdaq-100 Buffer ETFs	ExchangeTradedFund		Equity
BUFR	FT Cboe Vest Fund of Buffer ETFs ETF	ExchangeTradedFund		Equity
BUFT	FT Cboe Vest Buffered Allocation Defensive ETF ETF	ExchangeTradedFund		Equity
BUG	Global X Cybersecurity ETF ETF	ExchangeTradedFund		Equity
BUI	BlackRock Utilities, Infrastructure & Power Opportunities Trust Common Shares of Beneficial Interest	CommonStock		Equity
BUL	Pacer Funds Trust Pacer US Cash Cows Growth ETF	ExchangeTradedFund		Equity
BULD	Pacer BlueStar Engineering the Future ETF ETF	ExchangeTradedFund		Equity
BULZ	Bank of Montreal MicroSectors FANG & Innovation 3x Leveraged ETN	ExchangeTradedNote		Equity
BUR	Burford Capital Limited Ordinary Shares	CommonStock		Equity
BURL	Burlington Stores, Inc. Common Stock, $0.0001 par value	CommonStock		Equity
BUSE	First Busey Corp CL A COM NPV	CommonStock		Equity
BUYZ	Franklin Disruptive Commerce ETF ETF	ExchangeTradedFund		Equity
BUZZ	VanEck ETF Trust VanEck Social Sentiment ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
BV	BrightView Holdings, Inc. Common stock, par value $0.01 per share	CommonStock		Equity
BVH	Bluegreen Vacations Holding Corporation Class A Common Stock	CommonStock		Equity
BVN	Compania de Minas Buenaventura S.A. American Depositary Shares (Each representing 1 Common Share, nominal value of four Peruvian Nuevos Soles per share)	AdrCommon		Equity
BVS	Bioventus Inc COM CL A USD.01	CommonStock		Equity
BVXV	Biondvax Pharmaceuticals ADR	AdrCommon		Equity
BW	Babcock & Wilcox Enterprises, Inc. Common Stock	CommonStock		Equity
BWA	BorgWarner Inc. Common Stock	CommonStock		Equity
BWAC	Better World Acquisition Corp COM	CommonStock		Equity
BWACU	Better World Acquisition Corp UNITS	Unit		Equity
BWACW	Better World Acquisition Corp WT EXP 111527	Warrant		Equity
BWAQ	Blue World Acquisition Corporation CL A ORD USD0.0001	CommonStock		Equity
BWAQR	Blue World Acquisition Corporation Right	Right		Equity
BWAQU	Blue World Acquisition Corporation UNITS	Unit		Equity
BWAQW	Blue World Acquisition Corporation WT EXP 011029	Warrant		Equity
BWAY	Brainsway Ltd ADS	AdrCommon		Equity
BWB	Bridgewater Bancshares Inc COM 0.01	CommonStock		Equity
BWBBP	Bridgewater Bancshares Inc 5.875% DEP PFD A	Unknown		Equity
BWC	Blue Whale Acquisition Corp I ORD SHS	CommonStock		Equity
BWCAU	Blue Whale Acquisition Corp I UNITS	Unit		Equity
BWCAW	Blue Whale Acquisition Corp I WRTTS	Warrant		Equity
BWEN	Broadwind Inc COM USD.001	CommonStock		Equity
BWFG	Bankwell Financial Group Inc COM	CommonStock		Equity
BWG	BrandywineGLOBAL Global Income Opportunities Fund Inc. Common Stock	CommonStock		Equity
BWMN	Bowman Consulting Group Ltd COM USD.01	CommonStock		Equity
BWMX	Betterware de Mexico SAB de CV COM NPV	CommonStock		Equity
BWNB	Babcock & Wilcox Enterprises, Inc. 6.50% Senior Notes due 2026	StructuredProduct		Equity
BWSN	Babcock & Wilcox Enterprises, Inc. 8.125% Senior Notes due 2026	StructuredProduct		Equity
BWV	Blue Water Vaccines Inc COM USD0.00001	CommonStock		Equity
BWX	SPDR Series Trust SPDR Bloomberg International Treasury Bond ETF	ExchangeTradedFund		Equity
BWXT	BWX Technologies, Inc. Common Stock	CommonStock		Equity
BWZ	SPDR Series Trust SPDR Bloomberg Short Term International Treasury Bond ETF	ExchangeTradedFund		Equity
BWpA	Babcock & Wilcox Enterprises, Inc. 7.75% Series A Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
BX	Blackstone Inc. Common Stock	CommonStock		Equity
BXC	BlueLinx Holdings Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
BXMT	Blackstone Mortgage Trust, Inc. Class A Common Stock, par value $0.01 per share	CommonStock		Equity
BXMX	Nuveen S&P 500 Buy-Write Income Fund Common Share of Beneficial Interest	CommonStock		Equity
BXP	Boston Properties, Inc. Common Stock	CommonStock		Equity
BXRX	Baudax Bio Inc COM	CommonStock		Equity
BXSL	Blackstone Secured Lending Fund Common Shares of Beneficial Interest	CommonStock		Equity
BY	Byline Bancorp, Inc. Common Stock	CommonStock		Equity
BYD	Boyd Gaming Corporation Common Stock	CommonStock		Equity
BYFC	Broadway Financial Corp COM USD.01	CommonStock		Equity
BYLD	iShares Trust iShares Yield Optimized Bond ETF	ExchangeTradedFund		Equity
BYM	BlackRock Municipal Income Quality Trust Common Shares of Beneficial Interest	CommonStock		Equity
BYN	Banyan Acquisition Corporation Class A Common Stock	CommonStock		Equity
BYN.U	Banyan Acquisition Corporation Units, each consisting of one share of Class A common stock, and one-half of one redeemable warrant	Unit	Units	Equity
BYN.WS	Banyan Acquisition Corporation Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BYND	Beyond Meat Inc COM USD 0.0001	CommonStock		Equity
BYNO	byNordic Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
BYNOU	byNordic Acquisition Corp UNITS	Unit		Equity
BYNOW	byNordic Acquisition Corp WT EXP 070127	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
BYRE	Principal Exchange-Traded Funds Principal Real Estate Active Opportunities ETF	ExchangeTradedFund		Equity
BYRN	Byrna Technologies Inc COM USD.001	CommonStock		Equity
BYSI	BeyondSpring Inc COM USD.0001	CommonStock		Equity
BYTE	Listed Funds Trust Roundhill IO Digital Infrastructure ETF	ExchangeTradedFund		Equity
BYTS	BYTE Acquisition Corp ORD SHS A	CommonStock		Equity
BYTSU	BYTE Acquisition Corp UNITS	Unit		Equity
BYTSW	BYTE Acquisition Corp WTS	Warrant		Equity
BZ	Kanzhun Ltd ADR	AdrCommon		Equity
BZFD	BuzzFeed Inc CL A COM	CommonStock		Equity
BZFDW	BuzzFeed Inc WT EXP	Warrant		Equity
BZH	Beazer Homes USA, Inc. Common Stock, $.001 par value	CommonStock		Equity
BZQ	ProShares Trust ProShares UltraShort MSCI Brazil Capped	ExchangeTradedFund		Equity
BZUN	Baozun Inc ADR	AdrCommon		Equity
C	Citigroup Inc. Common Stock	CommonStock		Equity
CAAP	Corporación América Airports S.A. Common shares, nominal value U.S.$1.00 per share	CommonStock		Equity
CAAS	China Automotive Systems Inc COM	CommonStock		Equity
CABA	Cabaletta Bio Inc COM USD0.00001	CommonStock		Equity
CABO	Cable One, Inc. Common Stock	CommonStock		Equity
CAC	Camden National Corp COM NPV	CommonStock		Equity
CACC	Credit Acceptance Corp COM NPV	CommonStock		Equity
CACG	ClearBridge All Cap Growth ESG ETF ETF	ExchangeTradedFund		Equity
CACI	CACI International Inc Class A Common Stock	CommonStock		Equity
CADE	Cadence Bank Common Stock	CommonStock		Equity
CADEpA	Cadence Bank 5.50% Series A Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
CADL	Candel Therapeutics Inc COM USD0.01	CommonStock		Equity
CAE	CAE Inc. Common Shares	CommonStock		Equity
CAF	Morgan Stanley China A Share Fund, Inc. Common Stock	CommonStock		Equity
CAG	Conagra Brands, Inc. Common Stock	CommonStock		Equity
CAH	Cardinal Health, Inc. Common Shares	CommonStock		Equity
CAJ	Canon Inc. American Depositary Shares(Each representing One Share of Common Stock)	AdrCommon		Equity
CAKE	Cheesecake Factory Inc. (The) COM USD.01	CommonStock		Equity
CAL	Caleres, Inc. Common Stock	CommonStock		Equity
CALA	Calithera Biosciences Inc COM USD0.001	CommonStock		Equity
CALB	California Bancorp COM	CommonStock		Equity
CALF	Pacer US Small Cap Cash Cows 100 ETF ETF	ExchangeTradedFund		Equity
CALM	Cal Maine Foods Inc COM USD.01	CommonStock		Equity
CALT	Calliditas Therapeutics AB ADR	AdrCommon		Equity
CALX	Calix, Inc. Common Stock	CommonStock		Equity
CAMP	CalAmp Corp COM NPV	CommonStock		Equity
CAMT	Camtek Ltd ORD NIS.01	CommonStock		Equity
CAN	Canaan Inc ADS	AdrCommon		Equity
CANE	Teucrium Commodity Trust Teucrium Sugar Fund	ExchangeTradedVehicle		Equity
CANF	Can-Fite BioPharma Ltd. American Depositary Shares (each representing 30 Ordinary Shares)	AdrCommon		Equity
CANG	Cango Inc. American Depositary Shares, each representing two Class A Ordinary shares, par value US$0.0001 per share	AdrCommon		Equity
CANO	Cano Health, Inc. Class A Common Stock	CommonStock		Equity
CANO.WS	Cano Health, Inc. Redeemable Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CAPD	Barclays Bank PLC iPath Shiller CAPE ETN	ExchangeTradedNote		Equity
CAPE	DoubleLine ETF Trust DoubleLine Shiller CAPE® U.S. Equities ETF	ExchangeTradedFund		Equity
CAPL	CrossAmerica Partners LP Common units representing limited partner interests	CommonStock		Equity
CAPR	Capricor Therapeutics Inc COM	CommonStock		Equity
CAR	Avis Budget Group Inc COM USD.01	CommonStock		Equity
CARA	Cara Therapeutics Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
CARE	Carter Bankshares Inc COM USD0.01	CommonStock		Equity
CARG	CarGurus Inc CL A COM USD.001	CommonStock		Equity
CARR	Carrier Global Corporation Common Stock	CommonStock		Equity
CARS	Cars.com Inc. Common Stock	CommonStock		Equity
CARV	Carver Bancorp Inc COM USD.01	CommonStock		Equity
CARZ	First Trust Exchange-Traded Fund II First Trust S-Network Future Vehicles & Technology ETF ETF	ExchangeTradedFund		Equity
CASA	Casa Systems Inc COM	CommonStock		Equity
CASH	Meta Financial Grp Inc COM USD.01	CommonStock		Equity
CASI	CASI Pharmaceuticals Inc COM USD.01	CommonStock		Equity
CASS	Cass Information Systems Inc COM USD2.5	CommonStock		Equity
CASY	Casey's General Stores Inc. COM NPV	CommonStock		Equity
CAT	Caterpillar Inc. Common Stock	CommonStock		Equity
CATC	Cambridge Bancorp COM USD1.	CommonStock		Equity
CATH	Global X S&P 500 Catholic Values ETF ETF	ExchangeTradedFund		Equity
CATO	The CATO Corporation Class A Common Stock	CommonStock		Equity
CATY	Cathay General Bancorp COM USD.01	CommonStock		Equity
CB	Chubb Limited Common Shares	CommonStock		Equity
CBAN	Colony Bankcorp Inc COM USD1	CommonStock		Equity
CBAT	CBAK Energy Technology Inc COM	CommonStock		Equity
CBAY	Cymabay Therapeutics Inc COM USD.0001	CommonStock		Equity
CBD	Companhia Brasileira de Distribuicao American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
CBFV	CB Financial Services Inc COM USD0.4167	CommonStock		Equity
CBH	Virtus AllianzGI Convertible & Income 2024 Target Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
CBIO	Catalyst Biosciences Inc COM USD.001	CommonStock		Equity
CBL	CBL & Associates Properties, Inc. Common Stock	CommonStock		Equity
CBLS	Listed Funds Trust Changebridge Capital Long/Short Equity ETF	ExchangeTradedFund		Equity
CBNK	Capital Bancorp Inc COM	CommonStock		Equity
CBOE	Cboe Global Markets Inc COM USD0.01	CommonStock		Equity
CBON	VanEck ETF Trust VanEck China Bond ETF	ExchangeTradedFund		Equity
CBRE	CBRE Group, Inc. Class A Common Stock	CommonStock		Equity
CBRG	Chain Bridge I CL A COM USD0.0001	CommonStock		Equity
CBRGU	Chain Bridge I UNITS	Unit		Equity
CBRGW	Chain Bridge I WT EXP 111026	Warrant		Equity
CBRL	Cracker Barrel Old Country Store Inc COM USD.5	CommonStock		Equity
CBSE	Listed Funds Trust Changebridge Capital Sustainable Equity ETF	ExchangeTradedFund		Equity
CBSH	Commerce Bancshares Inc COM USD5	CommonStock		Equity
CBT	Cabot Corporation Common Stock	CommonStock		Equity
CBTX	CBTX Inc COM USD.01	CommonStock		Equity
CBU	Community Bank System, Inc. Common Stock	CommonStock		Equity
CBZ	CBIZ, Inc. Common Stock	CommonStock		Equity
CC	The Chemours Company Common Stock	CommonStock		Equity
CCAI	Cascadia Acquisition Corp COM CL A	CommonStock		Equity
CCAIU	Cascadia Acquisition Corp UNITS	Unit		Equity
CCAIW	Cascadia Acquisition Corp WT EXP 093028	Warrant		Equity
CCAP	Crescent Capital BDC Inc COM 0.001	CommonStock		Equity
CCB	Coastal Financial Corp COM	CommonStock		Equity
CCBG	Capital City Bank Group COM USD.01	CommonStock		Equity
CCCC	C4 Therapeutics Inc COM	CommonStock		Equity
CCCS	CCC Intelligent Solutions Holdings Inc. Common Stock	CommonStock		Equity
CCD	Calamos Dynamic Convertible & Income Fund COM NPV	CommonStock		Equity
CCEL	Cryo-Cell International Inc COM USD.01	CommonStock		Equity
CCEP	Coca-Cola Europacific Partners PLC ORD NPV	CommonStock		Equity
CCF	Chase Corporation Common Stock	CommonStock		Equity
CCI	Crown Castle International Corp. Common Stock	CommonStock		Equity
CCJ	Cameco Corporation Common Shares	CommonStock		Equity
CCK	Crown Holdings, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
CCL	Carnival Corporation Common Stock (Paired Stock)	CommonStock		Equity
CCLP	CSI Compressco LP COM LP UNIT NPV	CommonStock		Equity
CCM	Concord Medical Services Holdings Limited American Depositary Shares (Each represents three ordinary shares)	AdrCommon		Equity
CCMP	CMC Materials Inc COM USD.001	CommonStock		Equity
CCNC	Code Chain New Continent Ltd COM USD 0.0001	CommonStock		Equity
CCNE	CNB Financial Corp/PA COM USD4.0	CommonStock		Equity
CCNEP	CNB Financial Corp/PA 7.125 DP SH PF A	PreferredStock		Equity
CCO	Clear Channel Outdoor Holdings, Inc. Common Stock	CommonStock		Equity
CCOI	Cogent Communications Holdings Inc COM USD.001	CommonStock		Equity
CCOR	Listed Funds Trust Core Alternative ETF	ExchangeTradedFund		Equity
CCRD	CoreCard Corporation Common Stock	CommonStock		Equity
CCRN	Cross Country Healthcare Inc COM USD.01	CommonStock		Equity
CCRV	iShares U.S. ETF Trust iShares Commodity Curve Carry Strategy ETF	ExchangeTradedFund		Equity
CCS	Century Communities, Inc. Common Stock	CommonStock		Equity
CCSI	Consensus Cloud Solutions Inc COM	CommonStock		Equity
CCTS	Cactus Acquisition Corp 1 Ltd COM CL A USD0.0001	CommonStock		Equity
CCTSU	Cactus Acquisition Corp 1 Ltd UNITS	Unit		Equity
CCTSW	Cactus Acquisition Corp 1 Ltd WT EXP 081728	Warrant		Equity
CCU	Compañía Cervecerías Unidas S.A. American Depositary Shares (Each representing two shares of Common Stock, without par value)	AdrCommon		Equity
CCV	Churchill Capital Corp V Class A Common Stock	CommonStock		Equity
CCV.U	Churchill Capital Corp V Units, each consisting of one share of Class A common stock, and one-fourth of one redeemable warrant	Unit	Units	Equity
CCV.WS	Churchill Capital Corp V Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CCVI	Churchill Capital Corp VI Class A Common Stock	CommonStock		Equity
CCVI.U	Churchill Capital Corp VI Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
CCVI.WS	Churchill Capital Corp VI Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CCXI	ChemoCentryx Inc COM USD.001	CommonStock		Equity
CCZ	Comcast Cable Communications Holdings, Inc. 2.0% Exchangeable Subordinated Debentures due October 15, 2029 (ZONES) (Exchangeable for Cash Based on Value of Sprint Corporation PCS Stock)	StructuredProduct		Equity
CD	Chindata Group Holdings Ltd ADR	AdrCommon		Equity
CDAK	Codiak BioSciences Inc COM	CommonStock		Equity
CDAQ	Compass Digital Acquisition Corp ORD CL A USD0.0001	CommonStock		Equity
CDAQU	Compass Digital Acquisition Corp UNITS	Unit		Equity
CDAQW	Compass Digital Acquisition Corp WT EXP 092926	Warrant		Equity
CDAY	Ceridian HCM Holding Inc. Common Stock	CommonStock		Equity
CDC	VictoryShares US EQ Income Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CDE	Coeur Mining, Inc. Common Stock	CommonStock		Equity
CDEV	Centennial Resource Development Inc CL A COM USD0.0001	CommonStock		Equity
CDK	CDK Global Inc COM USD0.01	CommonStock		Equity
CDL	VictoryShares US Large Cap High Div Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CDLX	Cardlytics Inc COM	CommonStock		Equity
CDMO	Avid Bioservices Inc COM NPV	CommonStock		Equity
CDNA	CareDx Inc COM USD.001	CommonStock		Equity
CDNS	Cadence Design Systems Inc COM USD.01	CommonStock		Equity
CDR	Cedar Realty Trust, Inc. Common Stock	CommonStock		Equity
CDRE	Cadre Holdings, Inc. Common Stock	CommonStock		Equity
CDRO	Codere Online Luxembourg S.A ORD	CommonStock		Equity
CDROW	Codere Online Luxembourg S.A WT EXP 112326	Warrant		Equity
CDRpB	Cedar Realty Trust, Inc. 7.25% Series B Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CDRpC	Cedar Realty Trust, Inc. 6.50% Series C Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CDTX	Cidara Therapeutics Inc COM USD.0001	CommonStock		Equity
CDW	CDW Corp COM USD.01	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
CDX	Simplify Exchange Traded Funds Simplify High Yield PLUS Credit Hedge ETF	ExchangeTradedFund		Equity
CDXC	ChromaDex Corp COM USD.001	CommonStock		Equity
CDXS	Codexis Inc COM USD.0001	CommonStock		Equity
CDZI	Cadiz Inc COM NPV	CommonStock		Equity
CDZIP	Cadiz Inc DEP SHS PFD SR A	AdrCommon		Equity
CE	Celanese Corporation Common Stock	CommonStock		Equity
CEA	China Eastern Airlines Corporation Limited American Depositary Shares (Each representing 50 Ordinary H Shares)	AdrCommon		Equity
CEAD	CEA Industries Inc COM USD0.00001	CommonStock		Equity
CEADW	CEA Industries Inc WT EXP 021127	Warrant		Equity
CECE	CECO Environmental Corp. COM NPV	CommonStock		Equity
CEE	The Central and Eastern Europe Fund, Inc. Common Stock	CommonStock		Equity
CEF	Sprott Physical Gold and Silver Trust Units	ExchangeTradedVehicle		Equity
CEFA	Global X S&P Catholic Values Developed ex-US ETF ETF	ExchangeTradedFund		Equity
CEFD	UBS AG ETRACS Monthly Pay 1.5X Leveraged Closed-End Fund Index ETN	ExchangeTradedNote		Equity
CEFS	Saba Closed-End Funds ETF ETF	ExchangeTradedFund		Equity
CEG	Constellation Energy Corp COM	CommonStock		Equity
CEI	Camber Energy Inc. Common Stock	CommonStock		Equity
CEIX	CONSOL Energy Inc. Common Stock	CommonStock		Equity
CELC	Celcuity Inc COM	CommonStock		Equity
CELGr	Bristol-Myers Squibb Company Celgene Contingent Value Rights	Right	Rights	Equity
CELH	Celsius Holdings Inc COM USD.001	CommonStock		Equity
CELU	Celularity Inc COM CL A	CommonStock		Equity
CELUW	Celularity Inc WT EXP 052426	Warrant		Equity
CELZ	Creative Medical Technology Holdings Inc COM NEW	CommonStock		Equity
CEM	ClearBridge MLP and Midstream Fund Inc. Common Stock, $0.001 par value	CommonStock		Equity
CEMB	iShares J.P. Morgan EM Corporate Bond ETF ETF	ExchangeTradedFund		Equity
CEMI	Chembio Diagnostics Inc. COM USD.01	CommonStock		Equity
CEN	Center Coast Brookfield MLP & Energy Infrastructure Fund Common Shares of Beneficial Interest	CommonStock		Equity
CENN	Cenntro Electric Group Limited COM USD.001	CommonStock		Equity
CENQ	CENAQ Energy Corp ORD CL A	CommonStock		Equity
CENQU	CENAQ Energy Corp UNITS	Unit		Equity
CENQW	CENAQ Energy Corp WT EXP 020426	Warrant		Equity
CENT	Central Garden & Pet Co COM USD.01	CommonStock		Equity
CENTA	Central Garden & Pet Co CL A COM USD.01	CommonStock		Equity
CENX	Century Aluminum Co COM USD.01	CommonStock		Equity
CEPU	Central Puerto S.A. American Depositary Shares each representing ten Common shares, par value Ps.1.00 per share	AdrCommon		Equity
CEQP	Crestwood Equity Partners LP Common Units representing limited partnership interests	CommonStock		Equity
CEQPp	Crestwood Equity Partners LP Preferred Units representing limited partner interests	PreferredStock	Preferred	Equity
CERE	Cerevel Therapeutics Holdings Inc COM	CommonStock		Equity
CERS	Cerus Corp COM USD.001	CommonStock		Equity
CERT	Certara Inc COM USD.01	CommonStock		Equity
CET	Central Securities Corp Common Stock	CommonStock		Equity
CETX	Cemtrex Inc COM USD.001	CommonStock		Equity
CETXP	Cemtrex Inc PFD SER 1	PreferredStock		Equity
CEV	Eaton Vance California Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
CEVA	Ceva Inc COM USD.001	CommonStock		Equity
CEW	WisdomTree Trust WisdomTree Emerging Currency Strategy Fund	ExchangeTradedFund		Equity
CEY	VictoryShares Emerging Market High Div Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CF	CF Industries Holdings, Inc. Common Stock	CommonStock		Equity
CFA	VictoryShares US 500 Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CFB	CrossFirst Bankshares Inc COM USD0.01	CommonStock		Equity
CFBK	CF Bankshares Inc COM USD.01	CommonStock		Equity
CFCV	ClearBridge Focus Value ESG ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
CFFE	CF Acquisition Corp VIII COM CL A	CommonStock		Equity
CFFEU	CF Acquisition Corp VIII UNITS	Unit		Equity
CFFEW	CF Acquisition Corp VIII WT EXP 033128	Warrant		Equity
CFFI	C&F Financial Corp COM USD1	CommonStock		Equity
CFFN	Capitol Federal Financial Inc COM USD.01	CommonStock		Equity
CFFS	CF Acquisition Corp VII CL A COM USD0.0001	CommonStock		Equity
CFFSU	CF Acquisition Corp VII UNITS	Unit		Equity
CFFSW	CF Acquisition Corp VII WT EXP 031628	Warrant		Equity
CFG	Citizens Financial Group, Inc. Common Stock	CommonStock		Equity
CFGpD	Citizens Financial Group, Inc. Depositary Shares Each Representing a 1/40th Interest in a Share of 6.350% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
CFGpE	Citizens Financial Group, Inc. Depositary Shares Each Representing 1/40th Interest in a Share of 5.000% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
CFIV	CF Acquisition Corp IV COM CL A	CommonStock		Equity
CFIVU	CF Acquisition Corp IV UNIT	Unit		Equity
CFIVW	CF Acquisition Corp IV WT EXP 123127	Warrant		Equity
CFLT	Confluent Inc COM USD.00001	CommonStock		Equity
CFMS	Conformis Inc COM USD.00001	CommonStock		Equity
CFO	VictoryShares US 500 Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CFR	Cullen/Frost Bankers, Inc. Common Stock	CommonStock		Equity
CFRX	ContraFect Corp COM USD.0001	CommonStock		Equity
CFRpB	Cullen/Frost Bankers, Inc. Depositary Shares, each representing a 1/40th ownership interest in a share of 4.450% non-cumulative perpetual preferred stock, Series B	PreferredStock	Preferred Class	Equity
CFSB	CFSB Bancorp Inc COM USD0.01	CommonStock		Equity
CFVI	CF Acquisition Corp VI COM CL A	CommonStock		Equity
CFVIU	CF Acquisition Corp VI UNITS	Unit		Equity
CFVIW	CF Acquisition Corp VI *W EXP 02/19/2026	Warrant		Equity
CG	Carlyle Group Inc (The) COM	CommonStock		Equity
CGA	China Green Agriculture, Inc. Common Stock	CommonStock		Equity
CGABL	Carlyle Finance L.L.C. STRUCTPROD	Unknown		Equity
CGAU	Centerra Gold Inc. Common Shares	CommonStock		Equity
CGBD	Carlyle Secured Lending Inc COM	CommonStock		Equity
CGC	Canopy Growth Corp COM	CommonStock		Equity
CGCP	Capital Group Core Plus Income ETF Capital Group Core Plus Income ETF	ExchangeTradedFund		Equity
CGDV	Capital Group Dividend Value ETF Capital Group Dividend Value ETF	ExchangeTradedFund		Equity
CGEM	Cullinan Oncology Inc COM	CommonStock		Equity
CGEN	Compugen Ltd ORD	CommonStock		Equity
CGGO	Capital Group Global Growth Equity ETF Capital Group Global Growth Equity ETF	ExchangeTradedFund		Equity
CGGR	Capital Group Growth ETF Capital Group Growth ETF	ExchangeTradedFund		Equity
CGNT	Cognyte Software Ltd COM USD0.001	CommonStock		Equity
CGNX	Cognex Corporation COM USD.002	CommonStock		Equity
CGO	Calamos Global Total Return Fund UNTS USD	CommonStock		Equity
CGRN	Capstone Green Energy Corp COM USD.001	CommonStock		Equity
CGTX	Cognition Therapeutics Inc COM USD0.001	CommonStock		Equity
CGUS	Capital Group Core Equity ETF Capital Group Core Equity ETF	ExchangeTradedFund		Equity
CGW	Invesco Exchange-Traded Fund Trust II Invesco S&P Global Water Index ETF	ExchangeTradedFund		Equity
CGXU	Capital Group International Focus Equity ETF Capital Group International Focus Equity ETF	ExchangeTradedFund		Equity
CHAA	Catcha Investment Corp Class A Ordinary Shares	CommonStock		Equity
CHAA.U	Catcha Investment Corp Units, each consisting of one Class A ordinary share, and one-third of one redeemable warrant	Unit	Units	Equity
CHAA.WS	Catcha Investment Corp Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
CHAD	Direxion Shares ETF Trust Direxion Daily CSI 300 China A Share Bear 1X Shares	ExchangeTradedFund		Equity
CHAU	Direxion Shares ETF Trust Direxion Daily CSI 300 China A Share Bull 2X Shares	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
CHB	Global X China Biotech Innovation ETF ETF	ExchangeTradedFund		Equity
CHCI	Comstock Holding Cos Inc CL A COM USD.01	CommonStock		Equity
CHCO	City Holding Co COM NPV	CommonStock		Equity
CHCT	Community Healthcare Trust Incorporated Common Stock, $0.01 par value per share	CommonStock		Equity
CHD	Church & Dwight Co., Inc. Common Stock	CommonStock		Equity
CHDN	Churchill Downs Inc COM NPV	CommonStock		Equity
CHE	Chemed Corporation Capital Stock	CommonStock		Equity
CHEAU	Chenghe Acquisition Co UNIT EX 042227	Unit		Equity
CHEF	Chefs' Warehouse Inc (The) COM USD.01	CommonStock		Equity
CHEK	Check-Cap Ltd.	CommonStock		Equity
CHEKZ	Check-Cap Ltd. Series C Warrant	Warrant		Equity
CHGG	Chegg, Inc. Common Stock, $0.001 per share	CommonStock		Equity
CHGX	Investment Managers Series Trust II AXS Change Finance ESG ETF	ExchangeTradedFund		Equity
CHH	Choice Hotels International, Inc. Common Stock	CommonStock		Equity
CHI	Calamos Convertible Opportunities and Income Fund SH BEN INT	CommonStock		Equity
CHIC	Global X Funds Global X MSCI China Communication Services ETF	ExchangeTradedFund		Equity
CHIE	Global X Funds Global X MSCI China Energy ETF	ExchangeTradedFund		Equity
CHIH	Global X Funds Global X MSCI China Health Care ETF	ExchangeTradedFund		Equity
CHII	Global X Funds Global X MSCI China Industrials ETF	ExchangeTradedFund		Equity
CHIK	Global X Funds Global X MSCI China Information Technology ETF	ExchangeTradedFund		Equity
CHIM	Global X Funds Global X MSCI China Materials ETF	ExchangeTradedFund		Equity
CHIQ	Global X Funds Global X MSCI China Consumer Discretionary ETF	ExchangeTradedFund		Equity
CHIR	Global X Funds Global X MSCI China Real Estate ETF	ExchangeTradedFund		Equity
CHIS	Global X Funds Global X MSCI China Consumer Staples ETF	ExchangeTradedFund		Equity
CHIU	Global X Funds Global X MSCI China Utilities ETF	ExchangeTradedFund		Equity
CHIX	Global X Funds Global X MSCI China Financials ETF	ExchangeTradedFund		Equity
CHK	Chesapeake Energy Corp COM	CommonStock		Equity
CHKEL	Chesapeake Energy Corp WT CL C EX	Warrant		Equity
CHKEW	Chesapeake Energy Corp WT CL A EX	Warrant		Equity
CHKEZ	Chesapeake Energy Corp WT CL B EX	Warrant		Equity
CHKP	Check Point Software Technologies Ltd ORD NIS.01	CommonStock		Equity
CHMG	Chemung Financial Corp COM USD.01	CommonStock		Equity
CHMI	Cherry Hill Mortgage Investment Corporation Common stock, $0.01 par value	CommonStock		Equity
CHMIpA	Cherry Hill Mortgage Investment Corporation 8.20% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CHMIpB	Cherry Hill Mortgage Investment Corporation 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share	PreferredStock	Preferred Class	Equity
CHN	The China Fund, Inc. Common Stock	CommonStock		Equity
CHNA	ETF Series Solutions - Loncar China BioPharma Etf ETF	ExchangeTradedFund		Equity
CHNG	Change Healthcare inc COM	CommonStock		Equity
CHNGU	Change Healthcare inc UNITS	Unit		Equity
CHNR	China Natural Resources Inc COM USD.001	CommonStock		Equity
CHPT	ChargePoint Holdings, Inc. Common Stock	CommonStock		Equity
CHRA	Charah Solutions, Inc. Common Stock	CommonStock		Equity
CHRB	Charah Solutions, Inc. 8.50% Senior Notes due 2026	StructuredProduct		Equity
CHRS	Coherus BioSciences Inc COM USD.0001	CommonStock		Equity
CHRW	C.H. Robinson Worldwide Inc. COM USD.1	CommonStock		Equity
CHS	Chico's FAS, Inc. Common Stock	CommonStock		Equity
CHSCL	CHS Inc PFD B SR 4	PreferredStock		Equity
CHSCM	CHS Inc PFD B SR 3	PreferredStock		Equity
CHSCN	CHS Inc PFD B SR 2 RST	PreferredStock		Equity
CHSCO	CHS Inc PFD CL B	PreferredStock		Equity
CHSCP	CHS Inc PFD 8%	PreferredStock		Equity
CHT	Chunghwa Telecom Co., Ltd. American Depositary Shares (Each representing 10 Common Shares)	AdrCommon		Equity
CHTR	Charter Communications Inc CL A NEW	CommonStock		Equity
CHUY	Chuy's Holdings Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
CHW	Calamos Global Dynamic Income Fund CLOSED END	CommonStock		Equity
CHWA	CHW Acquisition Corp ORD SHS	CommonStock		Equity
CHWAU	CHW Acquisition Corp UNITS	Unit		Equity
CHWAW	CHW Acquisition Corp WT EXP 090128	Warrant		Equity
CHWY	Chewy, Inc. Class A common stock, par value $0.01 per share	CommonStock		Equity
CHX	Championx Corp COM	CommonStock		Equity
CHY	Calamos Convertible and High Income Fund COM NPV	CommonStock		Equity
CI	Cigna Corporation Common Stock	CommonStock		Equity
CIA	Citizens, Inc. Class A Common Stock	CommonStock		Equity
CIB	BanColombia S.A. American Depositary Shares (Each representing four Preference Shares)	AdrCommon		Equity
CIBR	First Trust Exchange-Traded Fund II First Trust NASDAQ Cybersecurity ETF ETF	ExchangeTradedFund		Equity
CID	VictoryShares International High Div Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CIDM	Cinedigm Corp COM USD.001	CommonStock		Equity
CIEN	Ciena Corporation Common Stock, $0.01 par value per share	CommonStock		Equity
CIF	MFS Intermediate High Income Fund Shares of Beneficial Interest	CommonStock		Equity
CIFR	Cipher Mining Inc COM	CommonStock		Equity
CIFRW	Cipher Mining Inc WT EXP 102225	Warrant		Equity
CIG	Companhia Energética de Minas Gerais-CEMIG American Depositary Shares (Each representing 1 Preferred Shares)	AdrCommon		Equity
CIG.C	Companhia Energética de Minas Gerais-CEMIG American Depositary Shares (each representing one Common Share)	AdrCommon	Class	Equity
CIGI	Colliers International Group Inc COM NPV SVTG	CommonStock		Equity
CIH	China Index Holdings Limited ADR	AdrCommon		Equity
CII	BlackRock Enhanced Capital and Income Fund, Inc. Common Stock	CommonStock		Equity
CIIG	CIIG Capital Partners II Inc COM CL A	CommonStock		Equity
CIIGU	CIIG Capital Partners II Inc UNITS	Unit		Equity
CIIGW	CIIG Capital Partners II Inc WT EXP 022828	Warrant		Equity
CIK	Credit Suisse Asset Management Income Fund Inc Common Stock	CommonStock		Equity
CIL	VictoryShares International Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CIM	Chimera Investment Corporation Common Stock	CommonStock		Equity
CIMpA	Chimera Investment Corporation 8.00% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CIMpB	Chimera Investment Corporation 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CIMpC	Chimera Investment Corporation 7.75% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	Preferred Class	Equity
CIMpD	Chimera Investment Corporation 8.00% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CINC	CinCor Pharma Inc COM USD0.00001	CommonStock		Equity
CINF	Cincinnati Financial Corp COM USD2	CommonStock		Equity
CING	Cingulate Inc COM USD0.0001	CommonStock		Equity
CINGW	Cingulate Inc WT EXP 120326	Warrant		Equity
CINT	CI&T Inc Class A Common Shares	CommonStock		Equity
CIO	City Office REIT, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
CION	CION Investment Corporation Common Stock	CommonStock		Equity
CIOpA	City Office REIT, Inc. 6.625% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CIR	CIRCOR International, Inc. Common Stock	CommonStock		Equity
CISO	Cerberus Cyber Sentinel Corp COM USD0.00001	CommonStock		Equity
CITE	Cartica Acquisition Corp CL A ORD USD0.0001	CommonStock		Equity
CITEU	Cartica Acquisition Corp UNITS	Unit		Equity
CITEW	Cartica Acquisition Corp WT EXP 043028	Warrant		Equity
CIVB	Civista Bancshares Inc COM NPV	CommonStock		Equity
CIVI	Civitas Resources, Inc. Common Stock	CommonStock		Equity
CIX	CompX International Inc. Class A Common stock	CommonStock		Equity
CIXX	CI Financial Corp. Common Shares	CommonStock		Equity
CIZ	VictoryShares Developed Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CIZN	Citizens Holding Co COM USD1.0	CommonStock		Equity
CJJD	China Jo-Jo Drugstores Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
CKPT	Checkpoint Therapeutics Inc COM	CommonStock		Equity
CKX	CKX Lands Inc Common Stock	CommonStock		Equity
CL	Colgate-Palmolive Company Common Stock	CommonStock		Equity
CLAA	Colonnade Acquisition Corp. II Class A Ordinary Shares	CommonStock		Equity
CLAA.U	Colonnade Acquisition Corp. II Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
CLAA.WS	Colonnade Acquisition Corp. II Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CLAQ	CleanTech Acquisition Corp COM	CommonStock		Equity
CLAQR	CleanTech Acquisition Corp. Rights	Right		Equity
CLAQU	CleanTech Acquisition Corp UNITS	Unit		Equity
CLAQW	CleanTech Acquisition Corp WT EXP 073026	Warrant		Equity
CLAR	Clarus Corp COM USD.0001	CommonStock		Equity
CLAS	Class Acceleration Corp. Class A Common Stock	CommonStock		Equity
CLAS.U	Class Acceleration Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	Unit	Units	Equity
CLAS.WS	Class Acceleration Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CLAY	Chavant Capital Acquisition Corp ORD SHS	CommonStock		Equity
CLAYU	Chavant Capital Acquisition Corp UNITS	Unit		Equity
CLAYW	Chavant Capital Acquisition Corp WTTS	Warrant		Equity
CLB	Core Laboratories N.V. Common Shares, Euros 0.02 par value	CommonStock		Equity
CLBK	Columbia Financial Inc COM	CommonStock		Equity
CLBR	Colombier Acquisition Corp. Class A Common Stock	CommonStock		Equity
CLBR.U	Colombier Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
CLBR.WS	Colombier Acquisition Corp. Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CLBS	Caladrius Biosciences Inc COM NPV	CommonStock		Equity
CLBT	Cellebrite DI Ltd COM	CommonStock		Equity
CLBTW	Cellebrite DI Ltd WT EXP	Warrant		Equity
CLDL	Direxion Shares ETF Trust Direxion Daily Cloud Computing Bull 2X Shares	ExchangeTradedFund		Equity
CLDS	Direxion Shares ETF Trust Direxion Daily Cloud Computing Bear 2X Shares	ExchangeTradedFund		Equity
CLDT	Chatham Lodging Trust Common Shares of Beneficial Interest	CommonStock		Equity
CLDTpA	Chatham Lodging Trust 6.625% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
CLDX	Celldex Therapeutics Inc COM	CommonStock		Equity
CLEU	China Liberal Education Holdings Ltd COM	CommonStock		Equity
CLF	Cleveland-Cliffs Inc. Common Shares	CommonStock		Equity
CLFD	Clearfield Inc COM USD.01	CommonStock		Equity
CLGN	CollPlant Biotechnologies Ltd ORD SHS	CommonStock		Equity
CLH	Clean Harbors, Inc. Common Stock	CommonStock		Equity
CLIM	Climate Real Impact Solutions II Acquisition Corporation Class A Common Stock	CommonStock		Equity
CLIM.U	Climate Real Impact Solutions II Acquisition Corporation Units, each consisting of one share of Class A common stock, and one-fifth of one redeemable warrant	Unit	Units	Equity
CLIM.WS	Climate Real Impact Solutions II Acquisition Corporation Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CLIN	Clean Earth Acquisitions Corp CL A COM USD0.0001	CommonStock		Equity
CLINR	Clean Earth Acquisitions Corp. Right	Right		Equity
CLINU	Clean Earth Acquisitions Corp UNITS	Unit		Equity
CLINW	Clean Earth Acquisitions Corp WARRTS	Warrant		Equity
CLIR	ClearSign Technologies Corp COM USD.0001	CommonStock		Equity
CLIX	ProShares Trust ProShares Long Online/Short Stores ETF	ExchangeTradedFund		Equity
CLLS	Cellectis SA ADR	AdrCommon		Equity
CLM	Cornerstone Strategic Value Fund Common Shares	CommonStock		Equity
CLMT	Calumet Specialty Products Partners LP COM UNIT	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
CLNE	Clean Energy Fuels Corp COM USD.0001	CommonStock		Equity
CLNN	Clene Inc COM	CommonStock		Equity
CLNNW	Clene Inc WT EXP 110725	Warrant		Equity
CLNR	IndexIQ ETF Trust IQ Cleaner Transport ETF	ExchangeTradedFund		Equity
CLOE	Clover Leaf Capital Corp COM CL A	CommonStock		Equity
CLOER	Clover Leaf Capital Corp. Rights	Right		Equity
CLOEU	Clover Leaf Capital Corp UNITS	Unit		Equity
CLOU	Global X Funds - Global X Cloud Computing ETF ETF	ExchangeTradedFund		Equity
CLOV	Clover Health Investments Corp COM CL A	CommonStock		Equity
CLPR	Clipper Realty Inc. Common Stock	CommonStock		Equity
CLPS	CLPS Inc COM USD0.0001	CommonStock		Equity
CLPT	ClearPoint Neuro Inc COM USD.01	CommonStock		Equity
CLR	Continental Resources, Inc. Common Stock	CommonStock		Equity
CLRB	Cellectar Biosciences Inc COM USD0.001	CommonStock		Equity
CLRC	ClimateRock CL A COM USD0.0001	CommonStock		Equity
CLRCR	ClimateRock Right	Right		Equity
CLRCU	ClimateRock UNIT EX 042527	Unit		Equity
CLRCW	ClimateRock WT EXP 042527	Warrant		Equity
CLRG	IndexIQ ETF Trust - IQ Chaikin US Large Cap ETF ETF	ExchangeTradedFund		Equity
CLRM	Clarim Acquisition Corp COM CL A	CommonStock		Equity
CLRMU	Clarim Acquisition Corp UNITS	Unit		Equity
CLRMW	Clarim Acquisition Corp WT EXP 020328	Warrant		Equity
CLRO	ClearOne Inc COM USD.001	CommonStock		Equity
CLS	Celestica Inc. Subordinate Voting Shares	CommonStock		Equity
CLSA	Exchange Listed Funds Trust Cabana Target Leading Sector Aggressive ETF	ExchangeTradedFund		Equity
CLSC	Exchange Listed Funds Trust Cabana Target Leading Sector Conservative ETF	ExchangeTradedFund		Equity
CLSD	Clearside Biomedical Inc COM USD.001	CommonStock		Equity
CLSE	Convergence Long/Short Equity ETF ETF	ExchangeTradedFund		Equity
CLSK	CleanSpark Inc COM	CommonStock		Equity
CLSM	Exchange Listed Funds Trust Cabana Target Leading Sector Moderate ETF	ExchangeTradedFund		Equity
CLSN	Celsion Corp COM USD.01	CommonStock		Equity
CLST	Catalyst Bancorp Inc COM USD0.01	CommonStock		Equity
CLTL	Invesco Exchange-Traded Fund Trust II Invesco Treasury Collateral ETF	ExchangeTradedFund		Equity
CLVR	Clever Leaves Holdings Inc COM	CommonStock		Equity
CLVRW	Clever Leaves Holdings Inc Wrrt	Warrant		Equity
CLVS	Clovis Oncology Inc COM USD0.001	CommonStock		Equity
CLVT	Clarivate Plc Ordinary Shares	CommonStock		Equity
CLVTpA	Clarivate Plc 5.25% Series A Mandatory Convertible Preferred Shares	StructuredProduct	Preferred Class	Equity
CLW	Clearwater Paper Corporation Common Stock	CommonStock		Equity
CLWT	Euro Tech Holdings Co Ltd COM USD.01	CommonStock		Equity
CLX	The Clorox Company Common Stock	CommonStock		Equity
CLXT	Calyxt Inc COM	CommonStock		Equity
CM	Canadian Imperial Bank of Commerce Common Shares	CommonStock		Equity
CMA	Comerica Incorporated Common Stock	CommonStock		Equity
CMAX	CareMax Inc COM CL A	CommonStock		Equity
CMAXW	CareMax Inc WT EXP 060826	Warrant		Equity
CMBM	Cambium Networks Corp ORD USD 0.0001	CommonStock		Equity
CMBS	iShares Trust iShares CMBS ETF	ExchangeTradedFund		Equity
CMC	Commercial Metals Company Common Stock	CommonStock		Equity
CMCA	Capitalworks Emerging Markets Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
CMCAU	Capitalworks Emerging Markets Acquisition Corp UNITS	Unit		Equity
CMCAW	Capitalworks Emerging Markets Acquisition Corp WT EXP 111926	Warrant		Equity
CMCL	Caledonia Mining Corporation Plc Common Shares	CommonStock		Equity
CMCM	Cheetah Mobile Inc. American Depositary Shares, each representing ten Class A ordinary shares Class A ordinary shares	AdrCommon		Equity
CMCO	Columbus McKinnon Corp COM USD.01	CommonStock		Equity
CMCSA	Comcast Corp CL A COM USD1	CommonStock		Equity
CMCT	Creative Media & Community Trust Corporation DHD BEN INT USD.001	CommonStock		Equity
CMCTP	Creative Media & Community Trust Corporation PFD SER L	PreferredStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
CMDY	iShares U.S. ETF Trust iShares Bloomberg Roll Select Commodity Strategy ETF	ExchangeTradedFund		Equity
CME	CME Group Inc CL A COM USD.01	CommonStock		Equity
CMF	iShares Trust iShares California Muni Bond ETF	ExchangeTradedFund		Equity
CMG	Chipotle Mexican Grill, Inc. Common Stock	CommonStock		Equity
CMI	Cummins Inc. Common Stock	CommonStock		Equity
CMLS	Cumulus Media Inc COM CL A NEW	CommonStock		Equity
CMMB	Chemomab Therapeutics Ltd ADS	AdrCommon		Equity
CMP	Compass Minerals International, Inc. Common Stock	CommonStock		Equity
CMPO	CompoSecure Inc COM CL A	CommonStock		Equity
CMPOW	CompoSecure Inc WT EXP 122726	Warrant		Equity
CMPR	Cimpress PLC COM USD.001	CommonStock		Equity
CMPS	Compass Pathways Plc ADR	AdrCommon		Equity
CMPX	Compass Therapeutics Inc COM	CommonStock		Equity
CMRA	Comera Life Sciences Holdings Inc -REDH COM CL A	CommonStock		Equity
CMRAW	Comera Life Sciences Holdings Inc -REDH WT EXP 113027	Warrant		Equity
CMRE	Costamare Inc. Common Stock	CommonStock		Equity
CMREpB	Costamare Inc. 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
CMREpC	Costamare Inc. 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
CMREpD	Costamare Inc. 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock,	PreferredStock	Preferred Class	Equity
CMREpE	Costamare Inc. 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, liquidation preference $25.00 per share	PreferredStock	Preferred Class	Equity
CMRX	Chimerix Inc COM USD.001	CommonStock		Equity
CMS	CMS Energy Corporation Common Stock	CommonStock		Equity
CMSA	CMS Energy Corporation 5.625% Junior Subordinated Notes due 2078	StructuredProduct		Equity
CMSC	CMS Energy Corporation 5.875% Junior Subordinated Notes due 2078	StructuredProduct		Equity
CMSD	CMS Energy Corporation 5.875% Junior Subordinated Notes due 2079	StructuredProduct		Equity
CMSpB	Consumers Energy Company $4.50 Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
CMSpC	CMS Energy Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 4.200% Cumulative Redeemable Perpetual Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
CMT	Core Molding Technolgies, Inc. Common Stock	CommonStock		Equity
CMTG	Claros Mortgage Trust, Inc. Common Stock	CommonStock		Equity
CMTL	Comtech Telecommunications Corp. COM NPV	CommonStock		Equity
CMU	MFS High Yield Municipal Trust Shares of Beneficial Interest	CommonStock		Equity
CN	DBX ETF Trust Xtrackers MSCI All China Equity ETF	ExchangeTradedFund		Equity
CNA	CNA Financial Corp. Common Stock	CommonStock		Equity
CNBS	Amplify ETF Trust Amplify Seymour Cannabis ETF	ExchangeTradedFund		Equity
CNC	Centene Corporation Common Stock	CommonStock		Equity
CNCE	Concert Pharmaceuticals Inc COM USD.001	CommonStock		Equity
CNCR	Loncar Cancer Immunotherapy ETF ETF	ExchangeTradedFund		Equity
CND	Concord Acquisition Corp. Class A Common Stock	CommonStock		Equity
CND.U	Concord Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	Unit	Units	Equity
CND.WS	Concord Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CNDA	Concord Acquisition Corp II Class A Common Stock	CommonStock		Equity
CNDA.U	Concord Acquisition Corp II Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	Unit	Units	Equity
CNDA.WS	Concord Acquisition Corp II Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CNDB	Concord Acquisition Corp III Class A Common Stock	CommonStock		Equity
CNDB.U	Concord Acquisition Corp III Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	Unit	Units	Equity
CNDB.WS	Concord Acquisition Corp III Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CNDT	Conduent Inc COM USD1	CommonStock		Equity
CNET	ZW Data Action Technologies Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
CNEY	CN Energy Group Inc COM	CommonStock		Equity
CNF	CNFinance Holdings Limited American Depositary Shares (ADSs), each representing twenty (20) Ordinary Shares	AdrCommon		Equity
CNFR	Conifer Holdings Inc COM NPV	CommonStock		Equity
CNFRL	Conifer Holdings Inc 6.75 NT 23 ETN	Unknown		Equity
CNGL	Canna-Global Acquisition Corp CL A COM	CommonStock		Equity
CNGLU	Canna-Global Acquisition Corp UNITS	Unit		Equity
CNGLW	Canna-Global Acquisition Corp WT EXP 113026	Warrant		Equity
CNHI	CNH Industrial N.V. Common Shares	CommonStock		Equity
CNI	Canadian National Railway Company Common Shares	CommonStock		Equity
CNK	Cinemark Holdings, Inc. Common Stock	CommonStock		Equity
CNM	Core & Main, Inc. Class A Common Stock	CommonStock		Equity
CNMD	CONMED Corporation Common Stock	CommonStock		Equity
CNNB	Cincinnati Bancorp COM	CommonStock		Equity
CNNE	Cannae Holdings, Inc. Common Stock, par value $0.0001 per share	CommonStock		Equity
CNO	CNO Financial Group, Inc. Common Stock	CommonStock		Equity
CNOB	ConnectOne Bancorp Inc COM NPV	CommonStock		Equity
CNOBP	ConnectOne Bancorp Inc PFD SER A	Unknown		Equity
CNOpA	CNO Financial Group, Inc. 5.125% Subordinated Debentures due 2060	StructuredProduct	Preferred Class	Equity
CNP	CenterPoint Energy, Inc. Common Stock	CommonStock		Equity
CNQ	Canadian Natural Resources Limited Common Shares	CommonStock		Equity
CNR	Cornerstone Building Brands, Inc. Common Stock	CommonStock		Equity
CNRG	SPDR Series Trust SPDR S&P Kensho Clean Power ETF	ExchangeTradedFund		Equity
CNS	Cohen & Steers, Inc. Common Stock	CommonStock		Equity
CNSL	Consolidated Communications Holdings Inc CL A COM USD.01	CommonStock		Equity
CNSP	CNS Pharmaceuticals Inc COM	CommonStock		Equity
CNTA	Centessa Pharmaceuticals Ltd ADR	AdrCommon		Equity
CNTB	Connect Biopharma Holdings Ltd ADS	AdrCommon		Equity
CNTG	Centogene NV COM	CommonStock		Equity
CNTQ	Chardan NexTech Acquisition 2 Corp COM CL A	CommonStock		Equity
CNTQU	Chardan NexTech Acquisition 2 Corp UNITS	Unit		Equity
CNTQW	Chardan NexTech Acquisition 2 Corp WT EXP 072926	Warrant		Equity
CNTX	Context Therapeutics Inc COM USD0.001	CommonStock		Equity
CNTY	Century Casinos Inc COM USD.01	CommonStock		Equity
CNVY	Convey Health Solutions Holdings, Inc. Common Stock	CommonStock		Equity
CNX	CNX Resources Corporation Common Stock	CommonStock		Equity
CNXA	Connexa Sports Technologies Inc COM	CommonStock		Equity
CNXC	Concentrix Corp COM	CommonStock		Equity
CNXN	PC Connection Inc COM USD.01	CommonStock		Equity
CNXT	VanEck ETF Trust VanEck ChiNext ETF	ExchangeTradedFund		Equity
CNYA	iShares MSCI China A ETF ETF	ExchangeTradedFund		Equity
CO	Global Cord Blood Corporation Ordinary Shares	CommonStock		Equity
COCO	Vita Coco Company Inc COM USD0.01	CommonStock		Equity
COCP	Cocrystal Pharma Inc COM USD.001	CommonStock		Equity
CODA	Coda Octopus Group Inc COM USD.01	CommonStock		Equity
CODI	Compass Diversified Shares representing beneficial interest in Compass Diversified Holdings	CommonStock		Equity
CODIpA	Compass Diversified 7.250% Series A Preferred Shares representing beneficial interest in Compass Diversified Holdings	PreferredStock	Preferred Class	Equity
CODIpB	Compass Diversified 7.875% Series B Fixed-to-Floating Rate Cumulative Preferred Shares representing beneficial interest in Compass Diversified Holdings	PreferredStock	Preferred Class	Equity
CODIpC	Compass Diversified 7.875% Series C Cumulative Preferred Shares representing beneficial interests in Compass Diversified Holdings	PreferredStock	Preferred Class	Equity
CODX	Co-Diagnostic Inc COM 0.001USD	CommonStock		Equity
COE	China Online Education Group American depositary shares, each representing 15 Class A ordinary shares	AdrCommon		Equity
COF	Capital One Financial Corporation Common Stock	CommonStock		Equity
COFS	Choiceone Financial Services Inc COM NPV	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
COFpI	Capital One Financial Corporation Depositary shares each representing a 1/40th interest in a share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series I	PreferredStock	Preferred Class	Equity
COFpJ	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non- Cumulative Perpetual Preferred Stock, Series J	PreferredStock	Preferred Class	Equity
COFpK	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ownership Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series K	PreferredStock	Preferred Class	Equity
COFpL	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ownership Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series L	PreferredStock	Preferred Class	Equity
COFpN	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ownership Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series N	PreferredStock	Preferred Class	Equity
COGT	Cogent Biosciences Inc COM 0.001	CommonStock		Equity
COHN	Cohen & Company Inc. Common Stock	CommonStock		Equity
COHR	Coherent Inc COM USD.22	CommonStock		Equity
COHU	Cohu Inc COM USD1	CommonStock		Equity
COIN	COINBASE GLOBAL INC COM CL A	CommonStock		Equity
COKE	Coca Cola Consolidated Inc COM USD1	CommonStock		Equity
COLB	Columbia Banking System Inc COM NPV	CommonStock		Equity
COLD	Americold Realty Trust, Inc. Common Stock	CommonStock		Equity
COLI	Colicity Inc COM CL A	CommonStock		Equity
COLIU	Colicity Inc UNITS	Unit		Equity
COLIW	Colicity Inc WRRTS	Warrant		Equity
COLL	Collegium Pharmaceutical Inc COM USD0.001	CommonStock		Equity
COLM	Columbia Sportswear Co COM NPV	CommonStock		Equity
COM	Direxion Shares ETF Trust Direxion Auspice Broad Commodity Strategy ETF	ExchangeTradedFund		Equity
COMB	GraniteShares ETF Trust GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF	ExchangeTradedFund		Equity
COMM	CommScope Holding Co Inc COM USD.01	CommonStock		Equity
COMP	Compass, Inc. Class A Common Stock	CommonStock		Equity
COMS	ComSovereign Holdings Corp COM	CommonStock		Equity
COMSP	ComSovereign Holdings Corp PFD	PreferredStock		Equity
COMSW	ComSovereign Holdings Corp Wrrt	Warrant		Equity
COMT	iShares GSCI Commodity Dynamic Roll Strategy ETF ETF	ExchangeTradedFund		Equity
CONN	Conn's Inc COM USD.01	CommonStock		Equity
CONX	CONX Corp COM CL A	CommonStock		Equity
CONXU	CONX Corp UNITS	Unit		Equity
CONXW	CONX Corp WT EXP 103027	Warrant		Equity
COO	The Cooper Companies, Inc. Common Stock	CommonStock		Equity
COOK	Traeger, Inc. Common Stock	CommonStock		Equity
COOL	Corner Growth Acquisition Corp COM	CommonStock		Equity
COOLU	Corner Growth Acquisition Corp UNITS	Unit		Equity
COOLW	Corner Growth Acquisition Corp WRRT	Warrant		Equity
COOP	MR Cooper Group Inc COM USD.00001	CommonStock		Equity
COP	ConocoPhillips Common Stock	CommonStock		Equity
COPX	Global X Funds Global X Copper Miners ETF	ExchangeTradedFund		Equity
CORN	Teucrium Commodity Trust Teucrium Corn Fund	ExchangeTradedVehicle		Equity
CORP	PIMCO ETF Trust PIMCO Investment Grade Corporate Bond Index Exchange-Traded Fund	ExchangeTradedFund		Equity
CORR	CorEnergy Infrastructure Trust, Inc Common Stock	CommonStock		Equity
CORRpA	CorEnergy Infrastructure Trust, Inc Depositary Shares, each representing a 1/100th fractional interest of a share of 7.375% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CORS	Corsair Partnering Corporation Class A Ordinary Shares	CommonStock		Equity
CORS.U	Corsair Partnering Corporation Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
CORS.WS	Corsair Partnering Corporation Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
CORT	Corcept Therapeutics Inc COM USD.00001	CommonStock		Equity
CORZ	Core Scientific Inc COM USD0.0001	CommonStock		Equity
CORZW	Core Scientific Inc WT EXP 021228	Warrant		Equity
COSM	Cosmos Holdings Inc COM	CommonStock		Equity
COST	Costco Wholesale Corp COM USD.1	CommonStock		Equity
COTY	Coty Inc. Class A Common Stock	CommonStock		Equity
COUP	Coupa Software Inc COM USD.0001	CommonStock		Equity
COUR	Coursera, Inc. Common Stock	CommonStock		Equity
COVA	COVA Acquisition Corp COM CL A	CommonStock		Equity
COVAU	COVA Acquisition Corp UNITS	Unit		Equity
COVAW	COVA Acquisition Corp WTS	Warrant		Equity
COW	Barclays Bank PLC iPath Series B Bloomberg Livestock Subindex Total Return ETN	ExchangeTradedNote		Equity
COWN	Cowen Inc CL A COM USD0.01	CommonStock		Equity
COWNL	Cowen Inc ETN	Unknown		Equity
COWZ	Pacer US Cash Cows 100 ETF ETF	ExchangeTradedFund		Equity
CP	Canadian Pacific Railway Limited Common Shares	CommonStock		Equity
CPA	Copa Holdings, S.A. Class A Common Stock	CommonStock		Equity
CPAA	Conyers Park III Acquisition Corp COM CL A	CommonStock		Equity
CPAAU	Conyers Park III Acquisition Corp UNITS	Unit		Equity
CPAAW	Conyers Park III Acquisition Corp WT EXP 081228	Warrant		Equity
CPAC	Cementos Pacasmayo S.A.A. American Depositary Shares (Each representing five Common Shares)	AdrCommon		Equity
CPAQ	Counter Press Acquisition Corporation CL A ORD USD0.0001	CommonStock		Equity
CPAQU	Counter Press Acquisition Corporation UNITS	Unit		Equity
CPAQW	Counter Press Acquisition Corporation WT EXP 020727	Warrant		Equity
CPAR	Catalyst Partners Acquisition Corp ORD SHS CL A	CommonStock		Equity
CPARU	Catalyst Partners Acquisition Corp UNITS	Unit		Equity
CPARW	Catalyst Partners Acquisition Corp WT EXP 051226	Warrant		Equity
CPB	Campbell Soup Company Capital Stock	CommonStock		Equity
CPE	Callon Petroleum Company Common Stock	CommonStock		Equity
CPER	United States Commodity Index Funds Trust United States Copper Index Fund	ExchangeTradedVehicle		Equity
CPF	Central Pacific Financial Corp. Common Stock	CommonStock		Equity
CPG	Crescent Point Energy Corp. Common shares	CommonStock		Equity
CPHC	Canterbury Park Holding Corp COM USD.01	CommonStock		Equity
CPHI	China Pharma Holdings, Inc. Common stock	CommonStock		Equity
CPI	IndexIQ ETF Trust IQ Real Return ETF	ExchangeTradedFund		Equity
CPIX	Cumberland Pharmaceuticals Inc COM	CommonStock		Equity
CPK	Chesapeake Utilities Corporation Common Stock	CommonStock		Equity
CPLP	Capital Product Partners LP COM UNIT	CommonStock		Equity
CPNG	Coupang, Inc. Class A Common Stock	CommonStock		Equity
CPOP	Pop Culture Group Co Ltd COM USD.001	CommonStock		Equity
CPRI	Capri Holdings Limited Ordinary shares, no par value	CommonStock		Equity
CPRT	Copart Inc COM NPV	CommonStock		Equity
CPRX	Catalyst Pharmaceutical Inc COM USD.001	CommonStock		Equity
CPS	Cooper-Standard Holdings Inc. Common stock, par value $0.001 per share	CommonStock		Equity
CPSH	CPS Technologies Corp COM USD.01	CommonStock		Equity
CPSI	Computer Programs and Systems Inc COM USD.001	CommonStock		Equity
CPSS	Consumer Portfolio Services Inc COM NPV	CommonStock		Equity
CPT	Camden Property Trust Common Shares of Beneficial Interest	CommonStock		Equity
CPTK	Crown PropTech Acquisitions Class A Ordinary Shares	CommonStock		Equity
CPTK.U	Crown PropTech Acquisitions Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
CPTK.WS	Crown PropTech Acquisitions Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
CPTN	Cepton Inc COM CL A	CommonStock		Equity
CPTNW	Cepton Inc WT EXP 060127	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
CPUH	Compute Health Acquisition Corp. Class A Common Stock	CommonStock		Equity
CPUH.U	Compute Health Acquisition Corp. Units, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	Unit	Units	Equity
CPUH.WS	Compute Health Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
CPZ	Calamos Long/Short Equity & Dynamic Income Trust ORD	CommonStock		Equity
CQP	Cheniere Energy Partners LP Common Stock	CommonStock		Equity
CQQQ	Invesco Exchange-Traded Fund Trust II Invesco China Technology ETF	ExchangeTradedFund		Equity
CR	Crane Holdings, Co. Common Stock	CommonStock		Equity
CRAI	CRA International Inc COM NPV	CommonStock		Equity
CRAK	VanEck ETF Trust VanEck Oil Refiners ETF	ExchangeTradedFund		Equity
CRBN	iShares Trust iShares MSCI ACWI Low Carbon Target ETF	ExchangeTradedFund		Equity
CRBP	Corbus Pharmaceuticals Holdings Inc COM	CommonStock		Equity
CRBU	Caribou Bioscience Inc COM USD0.0001	CommonStock		Equity
CRC	California Resources Corporation Common Stock	CommonStock		Equity
CRCT	Cricut Inc COM CL A	CommonStock		Equity
CRD.A	Crawford & Company Class A Common Stock	CommonStock	Class	Equity
CRD.B	Crawford & Company Class B Common Stock	CommonStock	Class	Equity
CRDF	Cardiff Oncology Inc COM USD.0001	CommonStock		Equity
CRDL	Cardiol Therapeutics Inc COM CL A	CommonStock		Equity
CRDO	Credo Technology Group Holding Ltd ORD USD0.00005	CommonStock		Equity
CREC	Crescera Capital Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
CRECU	Crescera Capital Acquisition Corp UNITS	Unit		Equity
CRECW	Crescera Capital Acquisition Corp WT EXP 111826	Warrant		Equity
CREG	Smart Powerr Corp COM	CommonStock		Equity
CRESW	Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria WT EXP 030826	Warrant		Equity
CRESY	Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria SPON ADR	AdrCommon		Equity
CREX	Creative Realities Inc COM USD.01	CommonStock		Equity
CREXW	Creative Realities Inc WT EXP 110922	Warrant		Equity
CRF	Cornerstone Total Return Fund Common Shares	CommonStock		Equity
CRGE	Charge Enterprises Inc COM	CommonStock		Equity
CRGY	Crescent Energy Company Class A Common Stock	CommonStock		Equity
CRH	CRH Public Limited Company American Depositary Shares (Each representing the right to receive One Ordinary Share, 0.32 par value and One Income Share, 0.02 par value)	AdrCommon		Equity
CRHC	Cohn Robbins Holdings Corp. Class A Ordinary Shares	CommonStock		Equity
CRHC.U	Cohn Robbins Holdings Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
CRHC.WS	Cohn Robbins Holdings Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
CRI	Carter's, Inc. Common Stock	CommonStock		Equity
CRIS	Curis Inc COM USD.01	CommonStock		Equity
CRIT	Exchange Traded Concepts Trust Optica Rare Earths & Critical Materials ETF	ExchangeTradedFund		Equity
CRK	Comstock Resources, Inc. Common Stock	CommonStock		Equity
CRKN	Crown Electrokinetics Corp COM	CommonStock		Equity
CRL	Charles River Laboratories International, Inc. Common Stock	CommonStock		Equity
CRM	Salesforce, Inc. Common Stock	CommonStock		Equity
CRMD	CorMedix Inc COM USD0.001	CommonStock		Equity
CRMT	America's Car-Mart Inc COM USD.01	CommonStock		Equity
CRNC	Cerence Inc COM	CommonStock		Equity
CRNT	Ceragon Networks Ltd ORD	CommonStock		Equity
CRNX	Crinetics Pharmaceuticals Inc COM	CommonStock		Equity
CRON	Cronos Group Inc COM NPV	CommonStock		Equity
CROX	Crocs Inc COM USD.001	CommonStock		Equity
CRPT	First Trust Exchange-Traded Fund VIII First Trust SkyBridge Crypto Industry and Digital Economy ETF	ExchangeTradedFund		Equity
CRS	Carpenter Technology Corporation Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
CRSP	CRISPR Therapeutics AG ORD CHF.03	CommonStock		Equity
CRSR	Corsair Gaming Inc COM	CommonStock		Equity
CRT	Cross Timbers Royalty Trust Trust Units	CommonStock		Equity
CRTD	Creatd Inc COM	CommonStock		Equity
CRTDW	Creatd Inc WT EXP 09152025	Warrant		Equity
CRTO	Criteo SA ADR	AdrCommon		Equity
CRTX	Cortexyme Inc COM	CommonStock		Equity
CRU	Crucible Acquisition Corporation Class A Common Stock	CommonStock		Equity
CRU.U	Crucible Acquisition Corporation Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
CRU.WS	Crucible Acquisition Corporation Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
CRUS	Cirrus Logic Inc. COM NPV	CommonStock		Equity
CRUZ	ETF Series Solutions Defiance Hotel, Airline, and Cruise ETF	ExchangeTradedFund		Equity
CRVL	CorVel Corp. COM USD.0001	CommonStock		Equity
CRVS	Corvus Pharmaceuticals Inc COM	CommonStock		Equity
CRWD	CrowdStrike Holdings Inc COM CL A USD0.0005	CommonStock		Equity
CRWS	Crown Crafts Inc COM USD1	CommonStock		Equity
CRXT	Clarus Therapeutics Holdings Inc COM	CommonStock		Equity
CRXTW	Clarus Therapeutics Holdings Inc WT EXP 081126	Warrant		Equity
CRYP	AdvisorShares Trust AdvisorShares Managed Bitcoin Strategy ETF	ExchangeTradedFund		Equity
CRZN	Corazon Capital V838 Monoceros Corp COM	CommonStock		Equity
CRZNU	Corazon Capital V838 Monoceros Corp UNITS	Unit		Equity
CRZNW	Corazon Capital V838 Monoceros Corp Wrrt	Warrant		Equity
CS	Credit Suisse Group American Depositary Shares (Each representing one share with a par value of CHF 1)	AdrCommon		Equity
CSA	VictoryShares US Small Cap Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CSAN	Cosan S.A. American Depositary Shares (each representing four Common Shares)	AdrCommon		Equity
CSB	VictoryShares US Small Cap High Div Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CSBR	Champions Oncology Inc COM USD.00001	CommonStock		Equity
CSCO	Cisco Systems Inc COM NPV	CommonStock		Equity
CSCW	Color Star Technology Co Ltd COM USD.001	CommonStock		Equity
CSD	Invesco Exchange-Traded Fund Trust Invesco S&P Spin-Off ETF	ExchangeTradedFund		Equity
CSF	VictoryShares US Discovery Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund		Equity
CSGP	CoStar Group Inc COM USD.01	CommonStock		Equity
CSGS	CSG Systems International Inc. COM USD.01	CommonStock		Equity
CSH	Listed Funds Trust Morgan Creek - Exos Active SPAC Arbitrage ETF	ExchangeTradedFund		Equity
CSII	Cardiovascular Systems Inc COM NPV	CommonStock		Equity
CSIQ	Canadian Solar Inc COM NPV	CommonStock		Equity
CSL	Carlisle Companies Incorporated Common Stock	CommonStock		Equity
CSLM	Consilium Acquisition Corp I Ltd CL A COM USD0.0001	CommonStock		Equity
CSLMR	Consilium Acquisition Corp I, Ltd. Right	Right		Equity
CSLMU	Consilium Acquisition Corp I Ltd UNITS	Unit		Equity
CSLMW	Consilium Acquisition Corp I Ltd WT EXP 060127	Warrant		Equity
CSM	ProShares Credit Suisse 130/30 ETF	ExchangeTradedFund		Equity
CSML	IndexIQ ETF Trust - IQ Chaikin U.S. small Cap ETF ETF	ExchangeTradedFund		Equity
CSPI	CSP Inc COM USD.01	CommonStock		Equity
CSQ	Calamos Strategic Total Return Fund COM NPV	CommonStock		Equity
CSR	Centerspace Common Stock	CommonStock		Equity
CSRpC	Centerspace 6.625% Series C Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
CSSE	Chicken Soup for the Soul Entertainment Inc CL A COM	CommonStock		Equity
CSSEN	Chicken Soup for the Soul Entertainment, Inc. 9.50% Notes due 2025	Unknown		Equity
CSSEP	Chicken Soup for the Soul Entertainment Inc 10% PFD SER A	PreferredStock		Equity
CSTA	Constellation Acquisition Corp I Class A Ordinary Shares	CommonStock		Equity
CSTA.U	Constellation Acquisition Corp I Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
CSTA.WS	Constellation Acquisition Corp I Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
CSTE	Caesarstone Ltd ORD ILS1	CommonStock		Equity
CSTL	Castle Biosciences Inc COM	CommonStock		Equity
CSTM	Constellium SE Class A Ordinary shares	CommonStock		Equity
CSTR	CapStar Financial Holdings Inc COM USD1	CommonStock		Equity
CSV	Carriage Services, Inc. Common Stock	CommonStock		Equity
CSWC	Capital Southwest Corp COM USD1.	CommonStock		Equity
CSWI	CSW Industrials Inc COM USD.01	CommonStock		Equity
CSX	CSX Corp COM USD1	CommonStock		Equity
CTA	Simplify Exchange Traded Funds Simplify Managed Futures Strategy ETF	ExchangeTradedFund		Equity
CTAQ	Carney Technology Acquisition Corp II COM CL A	CommonStock		Equity
CTAQU	Carney Technology Acquisition Corp II UNIT	Unit		Equity
CTAQW	Carney Technology Acquisition Corp II WT EXP 113027	Warrant		Equity
CTAS	Cintas Corp COM NPV	CommonStock		Equity
CTApA	E.I. du Pont de Nemours and Company Preferred Stock $3.50 Series	PreferredStock	Preferred Class	Equity
CTApB	E.I. du Pont de Nemours and Company Preferred Stock $4.50 Series	PreferredStock	Preferred Class	Equity
CTBB	Lumen Technologies, Inc. 6.5% Notes due 2056	StructuredProduct		Equity
CTBI	Community Trust Bancorp Inc COM NPV	CommonStock		Equity
CTDD	Lumen Technologies, Inc. 6.75% Notes due 2057	StructuredProduct		Equity
CTEC	Global X Funds Global X CleanTech ETF ETF	ExchangeTradedFund		Equity
CTEK	CynergisTek Inc. Common Stock	CommonStock		Equity
CTEX	ProShares Trust ProShares S&P Kensho Cleantech ETF	ExchangeTradedFund		Equity
CTG	Computer Task Group Inc COM USD.01	CommonStock		Equity
CTGO	Contango ORE, Inc. Common Stock	CommonStock		Equity
CTHR	Charles & Colvard Ltd COM NPV	CommonStock		Equity
CTIB	Yunhong CTI Ltd COM USD.065	CommonStock		Equity
CTIC	CTI BioPharma Corp COM NPV	CommonStock		Equity
CTKB	Cytek Biosciences Inc COM USD0.001	CommonStock		Equity
CTLP	Cantaloupe Inc COM NPV	CommonStock		Equity
CTLT	Catalent, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
CTMX	CytomX Therapeutics Inc COM USD.00001	CommonStock		Equity
CTO	CTO Realty Growth, Inc. Common stock	CommonStock		Equity
CTOS	Custom Truck One Source, Inc. Common Stock	CommonStock		Equity
CTOS.WS	Custom Truck One Source, Inc. Warrants, exerciseable for Common Stock	Warrant	Warrants	Equity
CTOpA	CTO Realty Growth, Inc. 6.375% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CTR	ClearBridge MLP and Midstream Total Return Fund Inc. Common Stock	CommonStock		Equity
CTRA	Coterra Energy Inc. Common Stock	CommonStock		Equity
CTRE	CareTrust REIT, Inc Common Stock	CommonStock		Equity
CTRM	Castor Maritime Inc COM	CommonStock		Equity
CTRN	Citi Trends Inc COM	CommonStock		Equity
CTRU	ARK Transparency ETF ETF	ExchangeTradedFund		Equity
CTS	CTS Corporation Common Stock	CommonStock		Equity
CTSH	Cognizant Technology Solutions Corp CL A COM USD.01	CommonStock		Equity
CTSO	Cytosorbents Corp COM USD0.001	CommonStock		Equity
CTT	CatchMark Timber Trust, Inc. Class A Common Stock, par value $0.01 per share	CommonStock		Equity
CTV	Innovid Corp. Class A Ordinary Shares	CommonStock		Equity
CTV.WS	Innovid Corp. Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CTVA	Corteva, Inc. Common Stock	CommonStock		Equity
CTXR	Citius Pharmaceuticals Inc COM USD.001	CommonStock		Equity
CTXRW	Citius Pharmaceuticals Inc WT EXP 00/00/2022	Warrant		Equity
CTXS	Citrix Systems Inc COM USD.001	CommonStock		Equity
CUBA	Herzfeld Caribbean Basin Fund Inc (The) COM USD.01	CommonStock		Equity
CUBB	Customers Bancorp, Inc. 5.375% Subordinated Notes Due 2034	StructuredProduct		Equity
CUBE	CubeSmart Common Shares	CommonStock		Equity
CUBI	Customers Bancorp, Inc. Voting Common Stock, $1.00 par value per share	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
CUBIpE	Customers Bancorp, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
CUBIpF	Customers Bancorp, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
CUBS	Exchange Listed Funds Trust Asian Growth Cubs ETF	ExchangeTradedFund		Equity
CUE	Cue Biopharma Inc COM 0.001	CommonStock		Equity
CUEN	Cuentas Inc COM	CommonStock		Equity
CUENW	Cuentas Inc WT EXP	Warrant		Equity
CUK	Carnival plc American Depositary Shares (each representing one ordinary share)	AdrCommon		Equity
CULL	Cullman Bancorp Inc COM	CommonStock		Equity
CULP	Culp, Inc. Common Stock	CommonStock		Equity
CURE	Direxion Shares ETF Trust Direxion Daily Healthcare Bull 3X Shares	ExchangeTradedFund		Equity
CURI	CuriosityStream Inc COM CL A	CommonStock		Equity
CURIW	CuriosityStream Inc WT EXP 100126	Warrant		Equity
CURO	CURO Group Holdings Corp. Common Stock	CommonStock		Equity
CURV	Torrid Holdings Inc. Common Stock	CommonStock		Equity
CUT	Invesco Exchange-Traded Fund Trust II Invesco MSCI Global Timber ETF	ExchangeTradedFund		Equity
CUTR	Cutera Inc COM USD.001	CommonStock		Equity
CUZ	Cousins Properties Incorporated Common Stock	CommonStock		Equity
CVAC	CureVac N.V. COM EUR0.12	CommonStock		Equity
CVAR	Cultivar ETF ETF	ExchangeTradedFund		Equity
CVBF	CVB Financial Corp COM NPV	CommonStock		Equity
CVCO	Cavco Industries Inc COM USD.01	CommonStock		Equity
CVCY	Central Valley Community Bancorp COM	CommonStock		Equity
CVE	Cenovus Energy Inc. Common Shares	CommonStock		Equity
CVE.WS	Cenovus Energy Inc. Warrants (each warrant entitles the holder to purchase one common share at an exercise price of C$6.54 per share)	Warrant	Warrants	Equity
CVEO	Civeo Corporation Common Stock	CommonStock		Equity
CVET	Covetrus Inc COM	CommonStock		Equity
CVGI	Commercial Vehicle Group Inc COM USD.01	CommonStock		Equity
CVGW	Calavo Growers Inc COM USD.001	CommonStock		Equity
CVI	CVR Energy, Inc. Common Stock	CommonStock		Equity
CVII	Churchill Capital Corp VII Class A Common Stock	CommonStock		Equity
CVII.U	Churchill Capital Corp VII Units, each consisting of one share of Class A common stock, and one-fifth of one redeemable warrant	Unit	Units	Equity
CVII.WS	Churchill Capital Corp VII Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CVLG	Covenant Logistics Group Inc CL A COM USD.01	CommonStock		Equity
CVLT	CommVault Systems Inc COM USD.01	CommonStock		Equity
CVLY	Codorus Valley Bancorp Inc COM NPV	CommonStock		Equity
CVM	Cel-Sci Corp Common Stock	CommonStock		Equity
CVNA	Carvana Co. Class A Common Stock, $0.001 par value	CommonStock		Equity
CVR	Chicago Rivet & Machine Co Common Stock	CommonStock		Equity
CVRX	CVRx Inc COM	CommonStock		Equity
CVS	CVS Health Corporation Common Stock	CommonStock		Equity
CVT	Cvent Holding Corp COM	CommonStock		Equity
CVV	CVD Equipment Corp COM USD.01	CommonStock		Equity
CVX	Chevron Corporation Common Stock	CommonStock		Equity
CVY	Invesco Exchange-Traded Fund Trust Invesco Zacks Multi-Asset Income ETF	ExchangeTradedFund		Equity
CW	Curtiss-Wright Corporation Common Stock	CommonStock		Equity
CWAN	Clearwater Analytics Holdings, Inc. Class A Common Stock	CommonStock		Equity
CWB	SPDR Series Trust SPDR Bloomberg Convertible Securities ETF	ExchangeTradedFund		Equity
CWBC	Community West Bancshares COM USD2.5	CommonStock		Equity
CWBR	Cohbar Inc COM	CommonStock		Equity
CWCO	Consolidated Water Co. Ltd ORD CI1	CommonStock		Equity
CWEB	Direxion Shares ETF Trust Direxion Daily CSI China Internet Index Bull 2X Shares	ExchangeTradedFund		Equity
CWEN	Clearway Energy, Inc. Class C Common Stock, $0.01 par value	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
CWEN.A	Clearway Energy, Inc. Class A Common Stock, $0.01 par value	CommonStock	Class	Equity
CWH	Camping World Holdings, Inc. Class A common Stock	CommonStock		Equity
CWI	SPDR Index Shares Funds SPDR MSCI ACWI ex-US ETF	ExchangeTradedFund		Equity
CWK	Cushman & Wakefield plc Ordinary shares	CommonStock		Equity
CWS	AdvisorShares Trust AdvisorShares Focused Equity ETF	ExchangeTradedFund		Equity
CWST	Casella Waste Systems Inc CL A COM USD.01	CommonStock		Equity
CWT	California Water Service Group Common Stock	CommonStock		Equity
CX	CEMEX, S.A.B. de C.V. American Depositary Shares(Each representing Ten Ordinary Participation Certificates)	AdrCommon		Equity
CXAC	C5 Acquisition Corporation Class A Common Stock	CommonStock		Equity
CXAC.U	C5 Acquisition Corporation Units, each consisting of one share of Class A common stock and one-half of one redeemable public warrant	Unit	Units	Equity
CXAC.WS	C5 Acquisition Corporation Public warrants, each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CXDO	Crexendo Inc COM USD.001	CommonStock		Equity
CXE	MFS High Income Municipal Trust Shares of Beneficial Interest	CommonStock		Equity
CXH	MFS Investment Grade Municipal Trust Shares of Beneficial Interest	CommonStock		Equity
CXM	Sprinklr, Inc. Class A Common Stock	CommonStock		Equity
CXSE	WisdomTree China ex-State-Owned Enterprises Fund ETF	ExchangeTradedFund		Equity
CXW	CoreCivic, Inc. Common Stock	CommonStock		Equity
CYA	Simplify Exchange Traded Funds Simplify Tail Risk Strategy ETF	ExchangeTradedFund		Equity
CYAD	Celyad Oncology SA ADR	AdrCommon		Equity
CYAN	Cyanotech Corp COM NPV	CommonStock		Equity
CYB	WisdomTree Trust WisdomTree Chinese Yuan Strategy Fund	ExchangeTradedFund		Equity
CYBE	CyberOptics Corp COM NPV	CommonStock		Equity
CYBN	Cybin Inc. Common Shares	CommonStock		Equity
CYBR	CyberArk Software Ltd ORD NIS.01	CommonStock		Equity
CYCC	Cyclacel Pharmaceuticals Inc COM USD	CommonStock		Equity
CYCCP	Cyclacel Pharmaceuticals Inc PFD USD	PreferredStock		Equity
CYCN	Cyclerion Therapeutics Inc COM	CommonStock		Equity
CYD	China Yuchai International Limited Common Stock	CommonStock		Equity
CYH	Community Health Systems, Inc. Common Stock	CommonStock		Equity
CYN	Cyngn Inc COM USD0.00001	CommonStock		Equity
CYRN	CYREN Ltd ORD NIS.05	CommonStock		Equity
CYRX	Cryoport Inc COM USD.001	CommonStock		Equity
CYT	Cyteir Therapeutics Inc COM USD.001	CommonStock		Equity
CYTH	Cyclo Therapeutics Inc CLA USD.0001	CommonStock		Equity
CYTHW	Cyclo Therapeutics Inc Wrrt	Warrant		Equity
CYTK	Cytokinetics Inc COM	CommonStock		Equity
CYTO	Altamira Therapeutics Ltd ORD CHF0.4	CommonStock		Equity
CYXT	Cyxtera Technologies Inc COM CL A	CommonStock		Equity
CZA	Invesco Exchange-Traded Fund Trust Invesco Zacks Mid-Cap ETF	ExchangeTradedFund		Equity
CZFS	Citizens Financial Services Inc COM USD1.	CommonStock		Equity
CZNC	Citizens & Northern Corp COM USD1.0	CommonStock		Equity
CZOO	Cazoo Group Ltd Class A Ordinary Shares	CommonStock		Equity
CZOO.WS	Cazoo Group Ltd Redeemable Warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CZR	Caesars Entertainment Inc COM USD.0001	CommonStock		Equity
CZWI	Citizens Community Bancorp Inc COM	CommonStock		Equity
CpJ	Citigroup Inc. Depositary Shares, Each Representing a 1/1000th Interest in a Share of 7.125% Fixed Rate/Floating Rate Noncumulative Preferred Stock, Series J	PreferredStock	Preferred Class	Equity
CpK	Citigroup Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 6.875% Fixed Rate/Floating Rate Noncumulative Preferred Stock, Series K	PreferredStock	Preferred Class	Equity
CpN	Citigroup Inc. 7.875% Fixed Rate/Floating Rate Trust Preferred Securities (TRUPS)	StructuredProduct	Preferred Class	Equity
D	Dominion Energy, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
DAC	Danaos Corporation Common Stock	CommonStock		Equity
DADA	Dada Nexus Ltd ADS	AdrCommon		Equity
DAIO	Data I/O Corp COM NPV	CommonStock		Equity
DAKT	Daktronics Inc COM NPV	CommonStock		Equity
DAL	Delta Air Lines, Inc. Common Stock	CommonStock		Equity
DALI	First Trust Exchange-Traded Fund VI ETF	ExchangeTradedFund		Equity
DALN	DallasNews Corporation CL A COM USD.01	CommonStock		Equity
DALS	DA32 Life Science Tech Acquisition Corp COM CL A	CommonStock		Equity
DALT	Anfield Diversified Alternatives ETF ETF	ExchangeTradedFund		Equity
DAM	VanEck Digital Assets Mining ETF ETF	ExchangeTradedFund		Equity
DAN	Dana Incorporated Common Stock	CommonStock		Equity
DAO	Youdao, Inc. American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon		Equity
DAOO	Crypto 1 Acquisition Corp CL A ORD USD0.0001	CommonStock		Equity
DAOOU	Crypto 1 Acquisition Corp UNITS	Unit		Equity
DAOOW	Crypto 1 Acquisition Corp WT EXP 043028	Warrant		Equity
DAPP	VanEck Digital Transformation ETF ETF	ExchangeTradedFund		Equity
DAPR	FT CBOE VEST U.S. EQUITY DEEP BUFFER APRIL ETF ETF	ExchangeTradedFund		Equity
DAR	Darling Ingredients Inc. Common Stock	CommonStock		Equity
DARE	Dare Bioscience Inc COM	CommonStock		Equity
DASH	DoorDash, Inc. Class A Common Stock	CommonStock		Equity
DAT	ProShares Trust ProShares Big Data Refiners ETF	ExchangeTradedFund		Equity
DATS	DatChat Inc COM	CommonStock		Equity
DATSW	DatChat Inc WT EXP 081326	Warrant		Equity
DAUG	FT Cboe Vest US Equity Deep Buffer ETF -August ETF	ExchangeTradedFund		Equity
DAVA	Endava plc American Depositary Shares, each representing one Class A ordinary share, nominal value £0.02 per share	AdrCommon		Equity
DAVE	Dave Inc COM CL A	CommonStock		Equity
DAVEW	Dave Inc WT EXP 010526	Warrant		Equity
DAWN	Day One BioPharmaceuticals Inc COM USD.0001	CommonStock		Equity
DAX	Global X DAX Germany ETF ETF	ExchangeTradedFund		Equity
DB	Deutsche Bank Aktiengesellschaft Ordinary Shares	CommonStock		Equity
DBA	Invesco DB Multi-Sector Commodity Trust Invesco DB Agriculture Fund	ExchangeTradedVehicle		Equity
DBAW	DBX ETF Trust Xtrackers MSCI All World ex US Hedged Equity ETF	ExchangeTradedFund		Equity
DBB	Invesco DB Multi-Sector Commodity Trust Invesco DB Base Metals Fund	ExchangeTradedVehicle		Equity
DBC	Invesco DB Commodity Index Tracking Fund Invesco DB Commodity Index Tracking Fund	ExchangeTradedVehicle		Equity
DBD	Diebold Nixdorf Incorporated Common Shares	CommonStock		Equity
DBE	Invesco DB Multi-Sector Commodity Trust Invesco DB Energy Fund	ExchangeTradedVehicle		Equity
DBEF	DBX ETF Trust Xtrackers MSCI EAFE Hedged Equity ETF	ExchangeTradedFund		Equity
DBEH	Litman Gregory Funds Trust iMGP DBi Hedge Strategy ETF	ExchangeTradedFund		Equity
DBEM	DBX ETF Trust Xtrackers MSCI Emerging Markets Hedged Equity ETF	ExchangeTradedFund		Equity
DBEU	DBX ETF Trust Xtrackers MSCI Europe Hedged Equity ETF	ExchangeTradedFund		Equity
DBEZ	DBX ETF Trust Xtrackers MSCI Eurozone Hedged Equity ETF	ExchangeTradedFund		Equity
DBGI	Digital Brands Group Inc COM	CommonStock		Equity
DBGIW	Digital Brands Group Inc Wrrt	Warrant		Equity
DBGR	DBX ETF Trust Xtrackers MSCI Germany Hedged Equity ETF	ExchangeTradedFund		Equity
DBI	Designer Brands Inc. Class A Common Stock	CommonStock		Equity
DBJA	Innovator Double Stacker 9 Buffer Etf ETF	ExchangeTradedFund		Equity
DBJP	DBX ETF Trust Xtrackers MSCI Japan Hedged Equity ETF	ExchangeTradedFund		Equity
DBL	Doubleline Opportunistic Credit Fund Common Shares, par value $.00001	CommonStock		Equity
DBLV	AdvisorShares Trust AdvisorShares DoubleLine Value Equity ETF	ExchangeTradedFund		Equity
DBMF	Litman Gregory Funds Trust iMGP DBi Managed Futures Strategy ETF	ExchangeTradedFund		Equity
DBND	DoubleLine ETF Trust DoubleLine Opportunistic Bond ETF	ExchangeTradedFund		Equity
DBO	Invesco DB Multi-Sector Commodity Trust Invesco DB Oil Fund	ExchangeTradedVehicle		Equity
DBOC	Innovator Double Stacker 9 Buffer ETF ETF	ExchangeTradedFund		Equity
DBP	Invesco DB Multi-Sector Commodity Trust Invesco DB Precious Metals Fund	ExchangeTradedVehicle		Equity
DBRG	DigitalBridge Group, Inc. Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
DBRGpH	DigitalBridge Group, Inc. 7.125% Series H Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
DBRGpI	DigitalBridge Group, Inc. 7.15% Series I Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
DBRGpJ	DigitalBridge Group, Inc. 7.125% Series J Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
DBS	Invesco DB Multi-Sector Commodity Trust Invesco DB Silver Fund	ExchangeTradedVehicle		Equity
DBTX	Decibel Therapeutics Inc COM	CommonStock		Equity
DBV	Invesco DB G10 Currency Harvest Fund Invesco DB G10 Currency Harvest Fund	ExchangeTradedVehicle		Equity
DBVT	DBV Technologies S.A. SPON ADR	CommonStock		Equity
DBX	Dropbox Inc COM CL A USD0.00001	CommonStock		Equity
DC	Dakota Gold Corp. Common Stock	CommonStock		Equity
DCBO	Docebo Inc COM	CommonStock		Equity
DCF	BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc. Common Stock	CommonStock		Equity
DCFC	Tritium DCFC Limited COM CL A	CommonStock		Equity
DCFCW	Tritium DCFC Limited WT EXP 011926	Warrant		Equity
DCGO	Docgo Inc DOCGO INC COM	CommonStock		Equity
DCGOW	Docgo Inc WT EXP 100227	Warrant		Equity
DCI	Donaldson Company, Inc. Common Stock	CommonStock		Equity
DCO	Ducommun Incorporated Common Stock	CommonStock		Equity
DCOM	Dime Community Bancshares Inc COM USD.01	CommonStock		Equity
DCOMP	Dime Community Bancshares Inc 5.50% PFD SR A	PreferredStock		Equity
DCP	DCP Midstream, LP Common Units representing limited partnership interests	CommonStock		Equity
DCPH	Deciphera Pharmaceuticals Inc COM USD .01	CommonStock		Equity
DCPpB	DCP Midstream, LP 7.875% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
DCPpC	DCP Midstream, LP 7.95% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
DCRD	Decarbonization Plus Acquisition Corp IV COM CL A	CommonStock		Equity
DCRDU	Decarbonization Plus Acquisition Corp IV UNITS	Unit		Equity
DCRDW	Decarbonization Plus Acquisition Corp IV WT EXP 071526	Warrant		Equity
DCT	Duck Creek Technologies Inc COM	CommonStock		Equity
DCTH	Delcath Systems Inc COM USD.01	CommonStock		Equity
DD	DuPont de Nemours, Inc Common Stock	CommonStock		Equity
DDD	3D Systems Corporation Common Stock	CommonStock		Equity
DDEC	Ft Cboe Vest U.S. Equity Deep Buffer ETF ETF	ExchangeTradedFund		Equity
DDF	Delaware Investments Dividend & Income Fund, Inc. Common Stock	CommonStock		Equity
DDI	DoubleDown Interactive Co Ltd ADR	AdrCommon		Equity
DDIV	First Trust Dorsey Wright Momentum & Dividend ETF ETF	ExchangeTradedFund		Equity
DDL	Dingdong (Cayman) Limited American Depositary Shares (each two representing three Ordinary Shares)	AdrCommon		Equity
DDLS	WisdomTree Dynamic Currency Hedged International SmallCap Equity Fund ETF	ExchangeTradedFund		Equity
DDM	ProShares Trust ProShares Ultra Dow 30	ExchangeTradedFund		Equity
DDOG	Datadog Inc COM CL A USD0.00001	CommonStock		Equity
DDS	Dillard's Inc. Class A Common Stock	CommonStock		Equity
DDT	Dillard's Capital Trust I 7.50% Capital Securities	StructuredProduct		Equity
DDWM	WisdomTree Dynamic Currency Hedged International Equity Fund ETF	ExchangeTradedFund		Equity
DE	Deere & Company Common Stock	CommonStock		Equity
DEA	Easterly Government Properties, Inc. Common Stock	CommonStock		Equity
DECA	Denali Capital Acquisition Corp CL A ORD NPV	CommonStock		Equity
DECAU	Denali Capital Acquisition Corp UNITS	Unit		Equity
DECAW	Denali Capital Acquisition Corp WT EXP	Warrant		Equity
DECK	Deckers Outdoor Corporation Common Stock, par value $0.01 per share	CommonStock		Equity
DECZ	TrueShares Structured Outcome (December) ETF ETF	ExchangeTradedFund		Equity
DEED	First Trust Exchange-Traded Fund VIII First Trust TCW Securitized Plus ETF	ExchangeTradedFund		Equity
DEEF	DBX ETF Trust Xtrackers FTSE Developed ex US Multifactor ETF	ExchangeTradedFund		Equity
DEEP	ETF Series Solutions Roundhill Acquirers Deep Value ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
DEF	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco Defensive Equity ETF	ExchangeTradedFund		Equity
DEHP	Dimensional ETF Trust Dimensional Emerging Markets High Profitability ETF	ExchangeTradedFund		Equity
DEI	Douglas Emmett, Inc. Common Stock	CommonStock		Equity
DEIF	Northern Lights Fund Trust IV Sterling Capital Diverse Multi-Manager Active ETF	ExchangeTradedFund		Equity
DELL	Dell Technologies Inc. Class C Common Stock	CommonStock		Equity
DEM	WisdomTree Trust WisdomTree Emerging Markets High Dividend Fund	ExchangeTradedFund		Equity
DEMZ	Democratic Large Cap Core ETF ETF	ExchangeTradedFund		Equity
DEN	Denbury Inc. Common Stock	CommonStock		Equity
DENN	Dennys Corp COM USD.1	CommonStock		Equity
DEO	DIAGEO plc American Depositary Shares (Each representing 4 Ordinary Shares)	AdrCommon		Equity
DERM	Journey Medical Corp COM USD0.0001	CommonStock		Equity
DES	WisdomTree Trust WisdomTree U.S. SmallCap Dividend Fund	ExchangeTradedFund		Equity
DESP	Despegar.com, Corp. Ordinary shares, no par value	CommonStock		Equity
DEUS	DBX ETF Trust Xtrackers Russell US Multifactor ETF	ExchangeTradedFund		Equity
DEW	WisdomTree Trust WisdomTree Global High Dividend Fund	ExchangeTradedFund		Equity
DEX	Delaware Enhanced Global Dividend and Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
DFAC	Dimensional ETF Trust Dimensional U.S. Core Equity 2 ETF	ExchangeTradedFund		Equity
DFAE	Dimensional ETF Trust Dimensional Emerging Core Equity Market ETF	ExchangeTradedFund		Equity
DFAI	Dimensional ETF Trust Dimensional International Core Equity Market ETF	ExchangeTradedFund		Equity
DFAR	Dimensional ETF Trust Dimensional US Real Estate ETF	ExchangeTradedFund		Equity
DFAS	Dimensional ETF Trust Dimensional U.S. Small Cap ETF	ExchangeTradedFund		Equity
DFAT	Dimensional ETF Trust Dimensional U.S. Targeted Value ETF	ExchangeTradedFund		Equity
DFAU	Dimensional ETF Trust Dimensional US Core Equity Market ETF	ExchangeTradedFund		Equity
DFAX	Dimensional ETF Trust Dimensional World ex U.S. Core Equity 2 ETF	ExchangeTradedFund		Equity
DFCF	Dimensional ETF Trust Dimensional Core Fixed Income ETF	ExchangeTradedFund		Equity
DFE	WisdomTree Trust WisdomTree Europe SmallCap Dividend Fund	ExchangeTradedFund		Equity
DFEB	FT Cboe Vest US Equity Deep Buffer ETF -February ETF	ExchangeTradedFund		Equity
DFEM	Dimensional ETF Trust Dimensional Emerging Markets Core Equity 2 ETF	ExchangeTradedFund		Equity
DFEN	Direxion Shares ETF Trust Direxion Daily Aerospace & Defense Bull 3X Shares	ExchangeTradedFund		Equity
DFEV	Dimensional ETF Trust Dimensional Emerging Markets Value ETF	ExchangeTradedFund		Equity
DFFN	Diffusion Pharmaceuticals Inc COM USD.001	CommonStock		Equity
DFH	Dream Finders Homes Inc COM CL A	CommonStock		Equity
DFHY	Donoghue Forlines Tactical High Yield ETF ETF	ExchangeTradedFund		Equity
DFIC	Dimensional International Core Equity 2 ETF ETF	ExchangeTradedFund		Equity
DFIN	Donnelley Financial Solutions, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
DFIP	Dimensional ETF Trust Dimensional Inflation-Protected Securities ETF	ExchangeTradedFund		Equity
DFIS	Dimensional International Small Cap ETF ETF	ExchangeTradedFund		Equity
DFIV	Dimensional ETF Trust Dimensional International Value ETF	ExchangeTradedFund		Equity
DFJ	WisdomTree Trust WisdomTree Japan SmallCap Dividend Fund	ExchangeTradedFund		Equity
DFND	Siren DIVCON Dividend Defender ETF ETF	ExchangeTradedFund		Equity
DFNL	Davis Fundamental ETF Trust - Davis Select Financial ETF	ExchangeTradedFund		Equity
DFNM	Dimensional ETF Trust Dimensional National Municipal Bond ETF	ExchangeTradedFund		Equity
DFNV	Donoghue Forlines Risk Managed Innovation ETF ETF	ExchangeTradedFund		Equity
DFP	Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated Common Stock ($0.01 par value)	CommonStock		Equity
DFRA	Donoghue Forlines Yield Enhanced Real Asset ETF ETF	ExchangeTradedFund		Equity
DFS	Discover Financial Services Common Stock	CommonStock		Equity
DFSD	Dimensional ETF Trust Dimensional Short-Duration Fixed Income ETF	ExchangeTradedFund		Equity
DFSV	Dimensional ETF Trust Dimensional US Small Cap Value ETF	ExchangeTradedFund		Equity
DFUS	Dimensional ETF Trust Dimensional U.S. Equity ETF	ExchangeTradedFund		Equity
DFUV	Dimensional ETF Trust Dimensional US Marketwide Value ETF	ExchangeTradedFund		Equity
DG	Dollar General Corporation Common Stock	CommonStock		Equity
DGHI	Digihost Technology Inc COM	CommonStock		Equity
DGICA	Donegal Group Inc CL A	CommonStock		Equity
DGICB	Donegal Group Inc CL B COM NPV	CommonStock		Equity
DGII	Digi International Inc COM USD.01	CommonStock		Equity
DGIN	VanEck ETF Trust VanEck Digital India ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
DGL	Invesco DB Multi-Sector Commodity Trust Invesco DB Gold Fund	ExchangeTradedVehicle		Equity
DGLY	Digital Ally Inc COM USD.001	CommonStock		Equity
DGNU	Dragoneer Growth Opportunities Corp III COM CL A	CommonStock		Equity
DGP	Deutsche Bank AG DB Gold Double Long Exchange Traded Notes due February 15, 2038	ExchangeTradedNote		Equity
DGRE	WisdomTree Emerging Markets Quality Dividend Growth Fund ETF	ExchangeTradedFund		Equity
DGRO	iShares Trust iShares Core Dividend Growth ETF	ExchangeTradedFund		Equity
DGRS	WisdomTree U.S. SmallCap Quality Dividend Growth Fund ETF	ExchangeTradedFund		Equity
DGRW	WisdomTree U.S. Quality Dividend Growth Fund ETF	ExchangeTradedFund		Equity
DGS	WisdomTree Trust WisdomTree Emerging Markets SmallCap Dividend Fund	ExchangeTradedFund		Equity
DGT	SPDR Series Trust SPDR Global Dow ETF	ExchangeTradedFund		Equity
DGX	Quest Diagnostics Incorporated Common Stock	CommonStock		Equity
DGZ	Deutsche Bank AG DB Gold Short Exchange Traded Notes due February 15, 2038	ExchangeTradedNote		Equity
DH	Definitive Healthcare Corp COM CL A USD0.001	CommonStock		Equity
DHAC	Digital Health Acquisition Corp COM USD0.0001	CommonStock		Equity
DHACU	Digital Health Acquisition Corp UNITS	Unit		Equity
DHACW	Digital Health Acquisition Corp WRRTS	Warrant		Equity
DHBC	DHB Capital Corp COM CL A	CommonStock		Equity
DHBCU	DHB Capital Corp UNITS	Unit		Equity
DHBCW	DHB Capital Corp WT EXP 031528	Warrant		Equity
DHC	Diversified Healthcare Trust COM USD.01	Fund		Equity
DHCA	DHC Acquisition Corp COM CL A	CommonStock		Equity
DHCAU	DHC Acquisition Corp UNITS	Unit		Equity
DHCAW	DHC Acquisition Corp Wrrt	Warrant		Equity
DHCNI	Diversified Healthcare Trust 5.625 Senior Notes due 2042 STRUCT PRODUCT	Unknown		Equity
DHCNL	Diversified Healthcare Trust 6.25 Senior Notes Due 2046 STRUCT PRODUCT	Unknown		Equity
DHF	BNY Mellon High Yield Strategies Fund Common Stock	CommonStock		Equity
DHHC	DiamondHead Holdings Corp CORP CL A	CommonStock		Equity
DHHCU	DiamondHead Holdings Corp UNITS	Unit		Equity
DHHCW	DiamondHead Holdings Corp WT EXP 012828	Warrant		Equity
DHI	D.R. Horton, Inc. Common Stock	CommonStock		Equity
DHIL	Diamond Hill Investment Group Inc CL A COM NPV	CommonStock		Equity
DHR	Danaher Corporation Common Stock	CommonStock		Equity
DHRpB	Danaher Corporation 5.00% Mandatory Convertible Preferred Stock, Series B	StructuredProduct	Preferred Class	Equity
DHS	WisdomTree Trust WisdomTree U.S. High Dividend Fund	ExchangeTradedFund		Equity
DHT	DHT Holdings, Inc. Common stock	CommonStock		Equity
DHX	DHI Group, Inc. Common Stock	CommonStock		Equity
DHY	Credit Suisse High Yield Bond Fund Common Stock	CommonStock		Equity
DIA	SPDR Dow Jones Industrial Average ETF Trust Trust Units	ExchangeTradedFund		Equity
DIAL	Columbia ETF Trust I Columbia Diversified Fixed Income Allocation ETF	ExchangeTradedFund		Equity
DIAX	Nuveen Dow 30SM Dynamic Overwrite Fund Common Shares of Beneficial Interest	CommonStock		Equity
DIBS	1stDIBS.com Inc COM USD.01	CommonStock		Equity
DICE	DICE Therapeutics Inc COM USD0.0001	CommonStock		Equity
DIG	ProShares Trust ProShares Ultra Oil & Gas	ExchangeTradedFund		Equity
DIHP	Dimensional International High Profitability ETF ETF	ExchangeTradedFund		Equity
DILA	DILA Capital Acquisition Corp COM CL A	CommonStock		Equity
DILAU	DILA Capital Acquisition Corp UNITS	Unit		Equity
DILAW	DILA Capital Acquisition Corp WTTS	Warrant		Equity
DIM	WisdomTree Trust WisdomTree International MidCap Dividend Fund	ExchangeTradedFund		Equity
DIN	Dine Brands Global, Inc. Common Stock	CommonStock		Equity
DINO	HF Sinclair Corporation Common Stock	CommonStock		Equity
DINT	Davis Fundamental ETF Trust-Davis Select International ETF ETF	ExchangeTradedFund		Equity
DIOD	Diodes Inc COM USD.66	CommonStock		Equity
DIS	The Walt Disney Company Common Stock	CommonStock		Equity
DISA	Disruptive Acquisition Corp I COM	CommonStock		Equity
DISAU	Disruptive Acquisition Corp I UNITS	Unit		Equity
DISAW	Disruptive Acquisition Corp I Wrrt	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
DISH	DISH Network Corp CL A COM USD.01	CommonStock		Equity
DISV	Dimensional International Small Cap Value ETF ETF	ExchangeTradedFund		Equity
DIT	AMCON Distributing Company Common Stock	CommonStock		Equity
DIV	Global X Funds Global X SuperDividend U.S. ETF	ExchangeTradedFund		Equity
DIVB	iShares US Dividend and Buyback ETF ETF	ExchangeTradedFund		Equity
DIVO	Amplify ETF Trust Amplify CWP Enhanced Dividend Income ETF	ExchangeTradedFund		Equity
DIVS	Guinness Atkinson Funds SmartETFs Dividend Builder ETF	ExchangeTradedFund		Equity
DIVZ	Listed Funds Trust TrueShares Low Volatility Equity Income ETF	ExchangeTradedFund		Equity
DJAN	FT Cboe Vest US Equity Deep Buffer ETF - January ETF	ExchangeTradedFund		Equity
DJCB	UBS AG ETRACS Bloomberg Commodity Index Total Return ETN Series B due October 31, 2039	ExchangeTradedNote		Equity
DJCO	Daily Journal Corp COM USD.01	CommonStock		Equity
DJD	Invesco Exchange-Traded Fund Trust Invesco Dow Jones Industrial Average Dividend ETF	ExchangeTradedFund		Equity
DJIA	Global X Funds Global X Dow 30® Covered Call ETF	ExchangeTradedFund		Equity
DJP	Barclays Bank PLC iPath Bloomberg Commodity Index Total Return ETN due 6/12/2036	ExchangeTradedNote		Equity
DJUL	Ft Cboe Vest U.S. Equity Deep Buffer ETF ETF	ExchangeTradedFund		Equity
DJUN	First Trust Exchange-Traded Fund VIII - FT Cboe Vest U.S. Equity Deep Buffer ETF - June ETF	ExchangeTradedFund		Equity
DK	Delek US Holdings, Inc. Common Stock	CommonStock		Equity
DKDCA	Data Knights Acquisition Corp COM CL A	CommonStock		Equity
DKDCU	Data Knights Acquisition Corp UNITS	Unit		Equity
DKDCW	Data Knights Acquisition Corp WT EXP 111127	Warrant		Equity
DKL	Delek Logistics Partners, LP Common units representing limited partner interests	CommonStock		Equity
DKNG	DraftKings Inc COM CL A	CommonStock		Equity
DKS	Dick's Sporting Goods, Inc. Common Stock	CommonStock		Equity
DLA	Delta Apparel, Inc. Common Stock Par Value $.01	CommonStock		Equity
DLB	Dolby Laboratories, Inc. Class A Common Stock	CommonStock		Equity
DLCA	Deep Lake Capital Acquisition Corp COM CL A	CommonStock		Equity
DLCAU	Deep Lake Capital Acquisition Corp UNIT	Unit		Equity
DLCAW	Deep Lake Capital Acquisition Corp WT EXP 010426	Warrant		Equity
DLHC	DLH Holdings Corp COM USD.001	CommonStock		Equity
DLN	WisdomTree Trust WisdomTree U.S. LargeCap Dividend Fund	ExchangeTradedFund		Equity
DLNG	Dynagas LNG Partners LP Common Units	CommonStock		Equity
DLNGpA	Dynagas LNG Partners LP 9.00% Series A Cumulative Redeemable Preferred Units, liquidation preference $25.00 per Unit	PreferredStock	Preferred Class	Equity
DLNGpB	Dynagas LNG Partners LP 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
DLO	DLocal Ltd COM CL A	CommonStock		Equity
DLPN	Dolphin Entertainment Inc COM USD.001	CommonStock		Equity
DLR	Digital Realty Trust, Inc. Common Stock	CommonStock		Equity
DLRpJ	Digital Realty Trust, Inc. 5.250% Series J Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DLRpK	Digital Realty Trust, Inc. 5.850% Series K Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DLRpL	Digital Realty Trust, Inc. 5.200% Series L Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DLS	WisdomTree Trust WisdomTree International SmallCap Dividend Fund	ExchangeTradedFund		Equity
DLTH	Duluth Holdings Inc CL B COM NPV	CommonStock		Equity
DLTR	Dollar Tree Inc COM USD.01	CommonStock		Equity
DLX	Deluxe Corporation Common Stock	CommonStock		Equity
DLY	DoubleLine Yield Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
DM	Desktop Metal, Inc. Class A Common Stock	CommonStock		Equity
DMA	Destra Multi-Alternative Fund Common Stock	CommonStock		Equity
DMAC	DiaMedica Therapeutics Inc COM NPV	CommonStock		Equity
DMAQ	Deep Medicine Acquisition Corp COM CL A USD0.0001	CommonStock		Equity
DMAQR	Deep Medicine Acquisition Corp. Rights	Right		Equity
DMAR	FT CBOE Vest US Equity Deep Buffer ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
DMAT	Global X Disruptive Materials ETF ETF	ExchangeTradedFund		Equity
DMAY	Ft Cboe Vest U.S. Equity Deep Buffer ETF ETF	ExchangeTradedFund		Equity
DMB	BNY Mellon Municipal Bond Infrastructure Fund, Inc. Common Stock	CommonStock		Equity
DMCY	The Advisors Inner Circle Fund III Democracy International Fund	ExchangeTradedFund		Equity
DMDV	ETF Series Solutions AAM S&P Developed Markets High Dividend Value ETF	ExchangeTradedFund		Equity
DMF	BNY Mellon Municipal Income Inc. Common Stock	CommonStock		Equity
DMLP	Dorchester Minerals LP LP DEP UNTS NPV	CommonStock		Equity
DMO	Western Asset Mortgage Opportunity Fund Inc. Common Stock	CommonStock		Equity
DMRC	Digimarc Corp COM USD.001	CommonStock		Equity
DMS	Digital Media Solutions, Inc. Class A Ordinary Shares	CommonStock		Equity
DMS.WS	Digital Media Solutions, Inc. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
DMTK	DermTech Inc COM	CommonStock		Equity
DMXF	iShares ESG Advanced MSCI EAFE ETF ETF	ExchangeTradedFund		Equity
DMYS	dMY Technology Group, Inc. VI Class A Common Stock	CommonStock		Equity
DMYS.U	dMY Technology Group, Inc. VI Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
DMYS.WS	dMY Technology Group, Inc. VI Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
DNA	Ginkgo Bioworks Holdings, Inc. Class A Common Stock	CommonStock		Equity
DNA.WS	Ginkgo Bioworks Holdings, Inc. Warrants, each whole warrant exercisable to purchase one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
DNAA	Social Capital Suvretta Holdings Corp I COM USD	CommonStock		Equity
DNAB	Social Capital Suvretta Holdings Corp II COM USD	CommonStock		Equity
DNAC	Social Capital Suvretta Holdings Corp III COM USD	CommonStock		Equity
DNAD	Social Capital Suvretta Holdings Corp IV COM USD.0001	CommonStock		Equity
DNAY	Codex DNA Inc COM USD.0001	CommonStock		Equity
DNB	Dun & Bradstreet Holdings, Inc. Common Stock	CommonStock		Equity
DNL	WisdomTree Trust WisdomTree Global ex-US Quality Dividend Growth Fund	ExchangeTradedFund		Equity
DNLI	Denali Therapeutics Inc COM	CommonStock		Equity
DNMR	Danimer Scientific, Inc. Class A Common Stock	CommonStock		Equity
DNN	Denison Mines Corp Common Stock	CommonStock		Equity
DNOV	FT Cboe Vest US Equity Deep Buffer ETF -November ETF	ExchangeTradedFund		Equity
DNOW	NOW Inc. Common Stock	CommonStock		Equity
DNP	DNP Select Income Fund Inc. Common Stock	CommonStock		Equity
DNUT	Krispy Kreme Inc COM NEW	CommonStock		Equity
DNZ	D and Z Media Acquisition Corp. Class A Common Stock	CommonStock		Equity
DNZ.U	D and Z Media Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	Unit	Units	Equity
DNZ.WS	D and Z Media Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
DO	Diamond Offshore Drilling, Inc. Common Stock	CommonStock		Equity
DOC	Physicians Realty Trust Common Shares of Beneficial Interest, $0.01 par value per share	CommonStock		Equity
DOCN	DigitalOcean Holdings, Inc. Common Stock	CommonStock		Equity
DOCS	Doximity, Inc. Class A Common Stock	CommonStock		Equity
DOCT	FT Cboe Vest U.S. Equity Deep Buffer ETF - October ETF	ExchangeTradedFund		Equity
DOCU	DocuSign Inc. COM USD0.0001	CommonStock		Equity
DOG	ProShares Trust ProShares Short Dow 30	ExchangeTradedFund		Equity
DOGZ	Dogness (International) Corp COM USD.002 CL A	CommonStock		Equity
DOL	WisdomTree Trust WisdomTree International LargeCap Dividend Fund	ExchangeTradedFund		Equity
DOLE	Dole plc Ordinary Shares	CommonStock		Equity
DOMA	Doma Holdings, Inc. Common Stock	CommonStock		Equity
DOMA.WS	Doma Holdings, Inc. Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
DOMO	Domo Inc COM	CommonStock		Equity
DON	WisdomTree Trust WisdomTree U.S. MidCap Dividend Fund	ExchangeTradedFund		Equity
DOOO	BRP Inc SUB VTG NPV	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
DOOR	Masonite International Corporation Common shares	CommonStock		Equity
DORM	Dorman Products Inc COM USD.01	CommonStock		Equity
DOUG	Douglas Elliman Inc. Common Stock	CommonStock		Equity
DOV	Dover Corporation Common Stock	CommonStock		Equity
DOW	Dow Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
DOX	Amdocs Ltd ORD GBP.01	CommonStock		Equity
DOYU	Douyu International Holdings Ltd ADS	AdrCommon		Equity
DOZR	Direxion Shares ETF Trust Direxion Daily US Infrastructure Bull 2X Shares	ExchangeTradedFund		Equity
DPCS	DP Cap Acquisition Corp I COM CL A USD00001	CommonStock		Equity
DPCSU	DP Cap Acquisition Corp I UNITS	Unit		Equity
DPCSW	DP Cap Acquisition Corp I WRRTS	Warrant		Equity
DPG	Duff & Phelps Utility and Infrastructure Fund Inc. Common Stock	CommonStock		Equity
DPRO	Draganfly Inc COM	CommonStock		Equity
DPSI	DecisionPoint Systems, Inc. Common Stock	CommonStock		Equity
DPST	Direxion Shares ETF Trust Direxion Daily Regional Banks Bull 3X Shares	ExchangeTradedFund		Equity
DPZ	Domino's Pizza, Inc. Common Stock	CommonStock		Equity
DQ	Daqo New Energy Corp. American Depositary Shares (each representing 5 Ordinary Shares)	AdrCommon		Equity
DRAY	Macondray Capital Acquisition Corp I ORD CL A	CommonStock		Equity
DRAYU	Macondray Capital Acquisition Corp I UNIT	Unit		Equity
DRAYW	Macondray Capital Acquisition Corp I WT EXP 053128	Warrant		Equity
DRCT	Direct Digital Holdings Inc COM USD0.001	CommonStock		Equity
DRCTW	Direct Digital Holdings Inc WT EXP 020827	Warrant		Equity
DRD	DRDGOLD Limited American Depositary Shares (Each representing ten Ordinary Shares, no par value)	AdrCommon		Equity
DRE	Duke Realty Corporation Common Stock	CommonStock		Equity
DRH	DiamondRock Hospitality Company Common Stock	CommonStock		Equity
DRHpA	DiamondRock Hospitality Company 8.250% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DRI	Darden Restaurants, Inc. Common Stock	CommonStock		Equity
DRIO	DarioHealth Corp COM	CommonStock		Equity
DRIP	Direxion Shares ETF Trust Direxion Daily S&P Oil & Gas Exp. & Prod. Bear 2X Shares	ExchangeTradedFund		Equity
DRIV	Global X Funds - Global X Electric Vehicles & Autonomous Vechiles ETF ETF	ExchangeTradedFund		Equity
DRMA	Dermata Therapeutics Inc COM USD	CommonStock		Equity
DRMAW	Dermata Therapeutics Inc WT EXP 081326	Warrant		Equity
DRN	Direxion Shares ETF Trust Direxion Daily Real Estate Bull 3X Shares	ExchangeTradedFund		Equity
DRQ	Dril-Quip, Inc. Common Stock	CommonStock		Equity
DRRX	Durect Corp COM USD.001	CommonStock		Equity
DRSK	ETF Series Solutions - Aptus Defined Risk ETF ETF	ExchangeTradedFund		Equity
DRTS	Alpha Tau Medical Ltd COM CL A	CommonStock		Equity
DRTSW	Alpha Tau Medical Ltd WT EXP 030727	Warrant		Equity
DRTT	DIRTT Environmental Solutions Ltd COM	CommonStock		Equity
DRUG	Bright Minds Biosciences Inc COM	CommonStock		Equity
DRV	Direxion Shares ETF Trust Direxion Daily MSCI Real Estate Bear 3X Shares	ExchangeTradedFund		Equity
DRVN	Driven Brands Holdings Inc COM	CommonStock		Equity
DS	Drive Shack Inc. Common Stock	CommonStock		Equity
DSAC	Duddell Street Acquisition Corp COM CL A	CommonStock		Equity
DSACU	Duddell Street Acquisition Corp UNIT	Unit		Equity
DSACW	Duddell Street Acquisition Corp WARRANTS	Warrant		Equity
DSAQ	Direct Selling Acquisition Corp. Class A Common Stock	CommonStock		Equity
DSAQ.U	Direct Selling Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of redeemable warrant	Unit	Units	Equity
DSAQ.WS	Direct Selling Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
DSCF	EA Series Trust Discipline Fund ETF	ExchangeTradedFund		Equity
DSEP	FT Cboe Vest U.S. Equity Deep Buffer ETF ETF	ExchangeTradedFund		Equity
DSEY	Diversey Holdings Ltd ORD SHS	CommonStock		Equity
DSGN	Design Therapeutics Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
DSGR	Distribution Solutions Group Inc COM NPV	CommonStock		Equity
DSGX	Descartes Systems Group Inc (The) COM NPV	CommonStock		Equity
DSI	iShares Trust iShares MSCI KLD 400 Social ETF	ExchangeTradedFund		Equity
DSJA	Innovator Double Stacker ETF ETF	ExchangeTradedFund		Equity
DSKE	Daseke Inc COM USD.0001	CommonStock		Equity
DSL	DoubleLine Income Solutions Fund Common Shares, $.00001 par value	CommonStock		Equity
DSM	BNY Mellon Strategic Municipal Bond Fund, Inc. Common Stock	CommonStock		Equity
DSOC	Innovator Double Stacker ETF ETF	ExchangeTradedFund		Equity
DSP	Viant Technology Inc COM	CommonStock		Equity
DSPC	Collaborative Investment Series Trust - The DE-SPAC ETF ETF	ExchangeTradedFund		Equity
DSS	DSS, Inc. Common Stock	CommonStock		Equity
DSTL	ETF Series Solutions Distillate U.S. Fundamental Stability & Value ETF	ExchangeTradedFund		Equity
DSTX	ETF Series Solutions Distillate International Fundamental Stability & Value ETF	ExchangeTradedFund		Equity
DSU	BlackRock Debt Strategies Fund, Inc. Common Stock	CommonStock		Equity
DSWL	Deswell Industries Inc COM USD.01	CommonStock		Equity
DSX	Diana Shipping Inc. Common Stock	CommonStock		Equity
DSXpB	Diana Shipping Inc. 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
DSpB	Drive Shack Inc. Series B 9.75% Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DSpC	Drive Shack Inc. 8.05% Series C Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DSpD	Drive Shack Inc. 8.375% Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DT	Dynatrace, Inc. Common Stock	CommonStock		Equity
DTB	DTE Energy Company 2020 Series G 4.375% Junior Subordinated Debentures due 2080	StructuredProduct		Equity
DTC	Solo Brands, Inc. Class A Common Stock	CommonStock		Equity
DTD	WisdomTree Trust WisdomTree U.S. Total Dividend Fund	ExchangeTradedFund		Equity
DTE	DTE Energy Company Common Stock	CommonStock		Equity
DTEA	DAVIDsTEA Inc COM NPV	CommonStock		Equity
DTEC	ALPS ETF Trust ALPS Disruptive Technologies ETF	ExchangeTradedFund		Equity
DTF	DTF Tax-Free Income 2028 Term Fund Inc. Common Stock	CommonStock		Equity
DTG	DTE Energy Company 2021 Series E 4.375% Junior Subordinated Debentures due 2081	StructuredProduct		Equity
DTH	WisdomTree Trust WisdomTree International High Dividend Fund	ExchangeTradedFund		Equity
DTIL	Precision BioSciences Inc COM CL A	CommonStock		Equity
DTLAp	Brookfield DTLA Fund Office Trust Investor Inc. 7.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value	PreferredStock	Preferred	Equity
DTM	DT Midstream, Inc. Common Stock	CommonStock		Equity
DTOC	Digital Transformation Opportunities Corp COM CL A	CommonStock		Equity
DTOCU	Digital Transformation Opportunities Corp UNITS	Unit		Equity
DTOCW	Digital Transformation Opportunities Corp WT EXP 033128	Warrant		Equity
DTOX	Amplify ETF Trust Amplify Cleaner Living ETF	ExchangeTradedFund		Equity
DTP	DTE Energy Company 6.25% Corporate Units	StructuredProduct		Equity
DTRT	DTRT Health Acquisition Corp COM CL A	CommonStock		Equity
DTRTU	DTRT Health Acquisition Corp UNITS	Unit		Equity
DTRTW	DTRT Health Acquisition Corp WT EXP 083129	Warrant		Equity
DTSS	Datasea Inc COM USD.001	CommonStock		Equity
DTST	Data Storage Corp COM USD0.001	CommonStock		Equity
DTSTW	Data Storage Corp WT EXP 051326	Warrant		Equity
DTW	DTE Energy Company 2017 Series E 5.25% Junior Subordinated Debentures due 2077	StructuredProduct		Equity
DUDE	Merlyn.AI Sectorsurfer Momentum ETF ETF	ExchangeTradedFund		Equity
DUET	DUET Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
DUETU	DUET Acquisition Corp UNITS	Unit		Equity
DUETW	DUET Acquisition Corp WT EXP 071928	Warrant		Equity
DUG	ProShares Trust ProShares UltraShort Oil & Gas	ExchangeTradedFund		Equity
DUHP	Dimensional ETF Trust Dimensional US High Profitability ETF	ExchangeTradedFund		Equity
DUK	Duke Energy Corporation Common Stock	CommonStock		Equity
DUKB	Duke Energy Corporation 5.625% Junior Subordinated Debentures due September 2078	StructuredProduct		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
DUKpA	Duke Energy Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 5.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share	PreferredStock	Preferred Class	Equity
DUNE	Dune Acquisition Corp COM	CommonStock		Equity
DUNEU	Dune Acquisition Corp UNIT	Unit		Equity
DUNEW	Dune Acquisition Corp WRRTS 10/29/27	Warrant		Equity
DUO	Fangdd Network Group Ltd ADS	AdrCommon		Equity
DUOL	Duolingo Inc COM CL A	CommonStock		Equity
DUOT	Duos Technologies Group Inc COM	CommonStock		Equity
DURA	VanEck Morningstar Durable Dividend ETF ETF	ExchangeTradedFund		Equity
DUSA	Davis Fundamental ETF Trust- Davis Select U.S. Equity ETF ETF	ExchangeTradedFund		Equity
DUSL	Direxion Shares ETF Trust Direxion Daily Industrials Bull 3X Shares	ExchangeTradedFund		Equity
DUST	Direxion Shares ETF Trust Direxion Daily Gold Miners Index Bear 2X Shares	ExchangeTradedFund		Equity
DV	DoubleVerify Holdings, Inc. Common Stock	CommonStock		Equity
DVA	DaVita Inc. Common Stock	CommonStock		Equity
DVAX	Dynavax Technologies Corp COM USD.001	CommonStock		Equity
DVLU	First Trust Exchange-Traded Fund VI - First Trust Dorsey Wright Momentum & Value ETF ETF	ExchangeTradedFund		Equity
DVN	Devon Energy Corporation Common Stock	CommonStock		Equity
DVOL	First Trust Exchange-Traded Fund VI - First Trust Dorsey Wright Momentum & Low Volatility ETF ETF	ExchangeTradedFund		Equity
DVY	iShares Select Dividend ETF DJ SEL DIV INX	ExchangeTradedFund		Equity
DVYA	iShares Inc. iShares Asia/Pacific Dividend ETF	ExchangeTradedFund		Equity
DVYE	iShares Inc. iShares Emerging Markets Dividend ETF	ExchangeTradedFund		Equity
DWAC	Digital World Acquisition Corp COM CL A	CommonStock		Equity
DWACU	Digital World Acquisition Corp UNITS	Unit		Equity
DWACW	Digital World Acquisition Corp WT EXP 063028	Warrant		Equity
DWAS	Invesco Exchange-Traded Fund Trust II Invesco DWA SmallCap Momentum ETF ETF	ExchangeTradedFund		Equity
DWAT	Arrow Investments Trust Arrow DWA Tactical ETF ETF	ExchangeTradedFund		Equity
DWAW	AdvisorShares Dorsey Wright FSM All Cap World ETF ETF	ExchangeTradedFund		Equity
DWCR	Arrow Investments Trust - Arrow DWA Country Rotation ETF ETF	ExchangeTradedFund		Equity
DWEQ	AdvisorShares Dorsey Wright Alpha Equal Weight ETF ETF	ExchangeTradedFund		Equity
DWIN	Delwinds Insurance Acquisition Corp. Class A Common Stock	CommonStock		Equity
DWIN.U	Delwinds Insurance Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-half of one redeemable warrant	Unit	Units	Equity
DWIN.WS	Delwinds Insurance Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
DWLD	Davis Fundamental ETF Trust-Davis Select Worldwide ETF ETF	ExchangeTradedFund		Equity
DWM	WisdomTree Trust WisdomTree International Equity Fund	ExchangeTradedFund		Equity
DWMC	AdvisorShares Trust - AdvisorShares Dorsey Wright Micro Cap Etf ETF	ExchangeTradedFund		Equity
DWMF	WisdomTree Trust WisdomTree International Multifactor Fund	ExchangeTradedFund		Equity
DWPP	First Trust Dorsey Wright People's Portfolio ETF ETF	ExchangeTradedFund		Equity
DWSH	AdvisorShares Trust - AdvisorShares Dorsey Wright short etf ETF	ExchangeTradedFund		Equity
DWSN	Dawson Geophysical Co COM USD.3333	CommonStock		Equity
DWUS	AdvisorShares Dorsey Wright FSM US Core ETF ETF	ExchangeTradedFund		Equity
DWX	SPDR Index Shares Funds SPDR S&P International Dividend ETF	ExchangeTradedFund		Equity
DX	Dynex Capital, Inc. Common Stock	CommonStock		Equity
DXC	DXC Technology Company Common Stock	CommonStock		Equity
DXCM	DexCom Inc COM USD.001	CommonStock		Equity
DXD	ProShares Trust ProShares UltraShort Dow 30	ExchangeTradedFund		Equity
DXF	Dunxin Financial Holdings Limited American Depositary Shares each representing forty-eight ordinary shares	AdrCommon		Equity
DXGE	WisdomTree Germany Hedged Equity Fund ETF	ExchangeTradedFund		Equity
DXJ	WisdomTree Trust WisdomTree Japan Hedged Equity Fund	ExchangeTradedFund		Equity
DXJS	WisdomTree Japan Hedged SmallCap Equity Fund ETF	ExchangeTradedFund		Equity
DXLG	Destination XL Group Inc COM USD.01	CommonStock		Equity
DXPE	DXP Enterprises Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
DXR	Daxor Corp COM USD.01	CommonStock		Equity
DXYN	Dixie Group Inc (The) COM USD3	CommonStock		Equity
DXpC	Dynex Capital, Inc. 6.900% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DY	Dycom Industries, Inc. Common Stock	CommonStock		Equity
DYAI	Dyadic International Inc COM USD.001	CommonStock		Equity
DYFN	Angel Oak Dynamic Financial Strategies Income Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
DYLD	Two Roads Shared Trust LeaderShares® Dynamic Yield ETF	ExchangeTradedFund		Equity
DYN	Dyne Therapeutics Inc COM USD.0001	CommonStock		Equity
DYNF	BlackRock ETF Trust BlackRock U.S. Equity Factor Rotation ETF	ExchangeTradedFund		Equity
DYNT	Dynatronics Corp COM NPV	CommonStock		Equity
DZSI	DASAN Zhone Solutions Inc COM	CommonStock		Equity
DZZ	Deutsche Bank AG DB Gold Double Short Exchange Traded Notes due February 15, 2038	ExchangeTradedNote		Equity
E	ENI S.p.A. American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon		Equity
EA	Electronic Arts Inc COM USD.01	CommonStock		Equity
EAC	Edify Acquisition Corp COM CL A	CommonStock		Equity
EACPU	Edify Acquisition Corp UNITS	Unit		Equity
EACPW	Edify Acquisition Corp WT EXP 112525	Warrant		Equity
EAD	Allspring Income Opportunities Fund Common Shares	CommonStock		Equity
EAF	GrafTech International Ltd. Common stock, par value $0.01 per share	CommonStock		Equity
EAFD	Simplify Exchange Traded Funds Simplify Developed Ex-US PLUS Downside Convexity ETF	ExchangeTradedFund		Equity
EAGG	iShares Trust iShares ESG Aware U.S. Aggregate Bond ETF	ExchangeTradedFund		Equity
EAI	Entergy Corporation First Mortgage Bonds, 4.875% Series due September 1, 2066	StructuredProduct		Equity
EAOA	Ishares Esg Aware Aggressive Allocation ETF ETF	ExchangeTradedFund		Equity
EAOK	ISHARES ESG AWARE CONSERVATIVE ALLOCATION ETF ETF	ExchangeTradedFund		Equity
EAOM	ISHARES ESG AWARE MODERATE ALLOCATION ETF ETF	ExchangeTradedFund		Equity
EAOR	ISHARES ESG AWARE GROWTH ALLOCATION ETF ETF	ExchangeTradedFund		Equity
EAPR	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF-April	ExchangeTradedFund		Equity
EAR	Eargo Inc COM USD.0001	CommonStock		Equity
EARN	Ellington Residential Mortgage REIT Common Shares of Beneficial Interest, $0.01 par value	CommonStock		Equity
EASG	DBX ETF Trust Xtrackers MSCI EAFE ESG Leaders Equity ETF	ExchangeTradedFund		Equity
EAST	Eastside Distilling Inc COM	CommonStock		Equity
EAT	Brinker International, Inc. Common Stock	CommonStock		Equity
EATV	Advisors Series Trust VegTech Plant-based Innovation & Climate ETF	ExchangeTradedFund		Equity
EATZ	AdvisorShares Trust AdvisorShares Restaurant ETF	ExchangeTradedFund		Equity
EB	Eventbrite, Inc. Class A Common Stock, $0.00001 par value per share	CommonStock		Equity
EBAC	European Biotech Acquisition Corp COM CL A	CommonStock		Equity
EBACU	European Biotech Acquisition Corp UNITS	Unit		Equity
EBACW	European Biotech Acquisition Corp WT EXP 030626	Warrant		Equity
EBAY	eBay Inc. COM USD.001	CommonStock		Equity
EBC	Eastern Bankshares Inc COM	CommonStock		Equity
EBET	Ebet Inc COM	CommonStock		Equity
EBF	Ennis, Inc. Common Stock	CommonStock		Equity
EBIX	Ebix Inc COM USD.1	CommonStock		Equity
EBIZ	Global X Funds - Global X E-commerce ETF ETF	ExchangeTradedFund		Equity
EBLU	Managed Portfolio Series Ecofin Global Water ESG Fund	ExchangeTradedFund		Equity
EBMT	Eagle Bancorp Montana Inc COM USD.01	CommonStock		Equity
EBND	SPDR Series Trust SPDR Bloomberg Emerging Markets Local Bond ETF	ExchangeTradedFund		Equity
EBON	Ebang International Holdings Inc COM CL A	CommonStock		Equity
EBR	Centrais Elétricas Brasileiras S.A.- Eletrobrás American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
EBR.B	Centrais Elétricas Brasileiras S.A.- Eletrobrás American Depositary Shares (Each representing one Preferred Share)	AdrPreferred	Class	Equity
EBS	Emergent BioSolutions Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
EBTC	Enterprise Bancorp Inc/MA COM	CommonStock		Equity
EC	Ecopetrol S.A American Depositary Shares, (Each representing the right to receive 20 Common Shares)	AdrCommon		Equity
ECAT	BlackRock ESG Capital Allocation Trust Common Shares of Beneficial Interest	CommonStock		Equity
ECC	Eagle Point Credit Company Inc. Shares of Common Stock	CommonStock		Equity
ECCC	Eagle Point Credit Company Inc. 6.50% Series C Term Preferred Stock due 2031	StructuredProduct		Equity
ECCV	Eagle Point Credit Company Inc. 5.375% Notes due 2029	StructuredProduct		Equity
ECCW	Eagle Point Credit Company Inc. 6.75% Notes due 2031	StructuredProduct		Equity
ECCX	Eagle Point Credit Company Inc. 6.6875% Notes due 2028	StructuredProduct		Equity
ECCpD	Eagle Point Credit Company Inc. 6.75% Series D Preferred Stock	PreferredStock	Preferred Class	Equity
ECF	Ellsworth Growth and Income Fund Ltd. Common Stock	CommonStock		Equity
ECFpA	Ellsworth Growth and Income Fund Ltd. 5.25% Series A Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
ECH	iShares MSCI Chile ETF ETF	ExchangeTradedFund		Equity
ECL	Ecolab Inc. Common Stock	CommonStock		Equity
ECLN	First Trust Exchange-Traded Fund IV First Trust EIP Carbon Impact ETF	ExchangeTradedFund		Equity
ECNS	iShares Trust iShares MSCI China Small-Cap ETF	ExchangeTradedFund		Equity
ECOM	ChannelAdvisor Corporation Common Stock, $0.001 par value per share	CommonStock		Equity
ECON	Columbia ETF Trust II Columbia Emerging Markets Consumer ETF	ExchangeTradedFund		Equity
ECOR	ElectroCore Inc COM	CommonStock		Equity
ECOW	Pacer Funds Trust - Pacer US Small Cap Cash Cows 100 ETF ETF	ExchangeTradedFund		Equity
ECOZ	Listed Funds Trust TrueShares ESG Active Opportunities ETF	ExchangeTradedFund		Equity
ECPG	Encore Capital Group Inc COM USD.01	CommonStock		Equity
ECVT	Ecovyst Inc. Common Stock	CommonStock		Equity
ED	Consolidated Edison, Inc. Common Stock	CommonStock		Equity
EDAP	EDAP TMS SA SPON ADR	AdrCommon		Equity
EDBL	Edible Garden AG Inc COM USD0.0001	CommonStock		Equity
EDBLW	Edible Garden AG Inc WT EXP	Warrant		Equity
EDC	Direxion Shares ETF Trust Direxion Daily MSCI Emerging Markets Bull 3X Shares	ExchangeTradedFund		Equity
EDD	Morgan Stanley Emerging Markets Domestic Debt Fund, Inc. Common Stock	CommonStock		Equity
EDEN	iShares MSCI Denmark ETF ETF	ExchangeTradedFund		Equity
EDF	Virtus Stone Harbor Emerging Markets Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
EDI	Virtus Stone Harbor Emerging Markets Total Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
EDIT	Editas Medicine Inc COM USD.0001	CommonStock		Equity
EDIV	SPDR Index Shares Funds SPDR S&P Emerging Markets Dividend ETF	ExchangeTradedFund		Equity
EDN	Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) American Depositary Shares (Each representing 20 Class B Common Shares)	AdrCommon		Equity
EDNC	Endurance Acquisition Corp ORD CL A	CommonStock		Equity
EDNCU	Endurance Acquisition Corp UNITS	Unit		Equity
EDNCW	Endurance Acquisition Corp WT EXP 090126	Warrant		Equity
EDOC	Global X Telemedicine & Digital Health ETF ETF	ExchangeTradedFund		Equity
EDOG	ALPS ETF Trust ALPS Emerging Sector Dividend Dogs ETF	ExchangeTradedFund		Equity
EDOW	First Trust Exchange-Traded Fund First Trust Dow 30 Equal Weight ETF	ExchangeTradedFund		Equity
EDR	Endeavor Group Holdings, Inc. Class A Common Stock	CommonStock		Equity
EDRY	EuroDry Ltd COM	CommonStock		Equity
EDSA	Edesa Biotech Inc COM	CommonStock		Equity
EDTK	Skillful Craftsman Education Technology Limited COM	CommonStock		Equity
EDTX	EdtechX Holdings Acquisition Corp II COM CL A	CommonStock		Equity
EDTXU	EdtechX Holdings Acquisition Corp II UNITS	Unit		Equity
EDTXW	EdtechX Holdings Acquisition Corp II WT EXP 061527	Warrant		Equity
EDU	New Oriental Education & Technology Group Inc. American Depositary Shares (each representing ten (10) Common Shares)	AdrCommon		Equity
EDUC	Educational Development Corp COM USD.2	CommonStock		Equity
EDUT	Global X Education ETF ETF	ExchangeTradedFund		Equity
EDV	Vanguard World Funds Vanguard Extended Duration Treasury ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
EDZ	Direxion Shares ETF Trust Direxion Daily MSCI Emerging Markets Bear 3X Shares	ExchangeTradedFund		Equity
EE	Excelerate Energy, Inc. Class A Common Stock	CommonStock		Equity
EEA	The European Equity Fund, Inc. Common Stock	CommonStock		Equity
EEFT	Euronet Worldwide Inc COM USD.02	CommonStock		Equity
EEH	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the SPECTRUM Large Cap U.S. Sector Momentum Index Total Return	ExchangeTradedNote		Equity
EEIQ	Elite Education Group International Ltd ORD SHS	CommonStock		Equity
EELV	Invesco Exchange-Traded Fund Trust II Invesco S&P Emerging Markets Low Volatility ETF	ExchangeTradedFund		Equity
EEM	iShares Inc. iShares MSCI Emerging Markets ETF	ExchangeTradedFund		Equity
EEMA	iShares MSCI Emerging Markets Asia ETF ETF	ExchangeTradedFund		Equity
EEMD	ETF Series Solutions AAM S&P Emerging Markets High Dividend Value ETF	ExchangeTradedFund		Equity
EEMO	Invesco Exchange-Traded Fund Trust II Invesco S&P Emerging Markets Momentum ETF	ExchangeTradedFund		Equity
EEMS	iShares Inc. iShares MSCI Emerging Markets Small-Cap ETF	ExchangeTradedFund		Equity
EEMV	iShares MSCI Emerging Markets Min Vol Factor ETF ETF	ExchangeTradedFund		Equity
EEMX	SPDR Index Shares Funds SPDR MSCI Emerging Markets Fossil Fuel Reserves Free ETF	ExchangeTradedFund		Equity
EERN	The RBB Fund, Inc. DriveWealth Power Saver ETF	ExchangeTradedFund		Equity
EES	WisdomTree Trust WisdomTree U.S. SmallCap Fund	ExchangeTradedFund		Equity
EET	ProShares Trust ProShares Ultra MSCI Emerging Markets	ExchangeTradedFund		Equity
EEV	ProShares Trust ProShares UltraShort MSCI Emerging Markets	ExchangeTradedFund		Equity
EEX	Emerald Holding, Inc. Common Stock	CommonStock		Equity
EFA	iShares Trust iShares MSCI EAFE ETF	ExchangeTradedFund		Equity
EFAD	ProShares MSCI EAFE Dividend Growers ETF ETF	ExchangeTradedFund		Equity
EFAS	Global X MSCI SuperDividend EAFE ETF ETF	ExchangeTradedFund		Equity
EFAV	iShares MSCI EAFE Min Vol Factor ETF ETF	ExchangeTradedFund		Equity
EFAX	SPDR Index Shares Funds SPDR MSCI EAFE Fossil Fuel Reserves Free ETF	ExchangeTradedFund		Equity
EFC	Ellington Financial Inc. Common Stock	CommonStock		Equity
EFCpA	Ellington Financial Inc. 6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
EFCpB	Ellington Financial Inc. 6.250% Series B Fixed-Rate Reset Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
EFG	iShares Trust iShares MSCI EAFE Growth ETF MSCI GRW IDX	ExchangeTradedFund		Equity
EFIV	SPDR Series Trust SPDR S&P 500 ESG ETF	ExchangeTradedFund		Equity
EFIX	First Trust Exchange-Traded Fund VIII First Trust TCW Emerging Markets Debt ETF	ExchangeTradedFund		Equity
EFL	Eaton Vance Floating-Rate 2022 Target Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
EFNL	iShares MSCI Finland ETF ETF	ExchangeTradedFund		Equity
EFO	ProShares Trust ProShares Ultra MSCI EAFE	ExchangeTradedFund		Equity
EFOI	Energy Focus Inc COM NPV	CommonStock		Equity
EFR	Eaton Vance Senior Floating-Rate Trust Common Shares of Beneficial Interest	CommonStock		Equity
EFSC	Enterprise Financial Services Corp COM USD.01	CommonStock		Equity
EFSCP	Enterprise Financial Services Corporation Depositary Shares Each Representing a 1/40th Interest in a	PreferredStock		Equity
EFT	Eaton Vance Floating-Rate Income Trust Common Shares of Beneficial Interest, $0.01 par value	CommonStock		Equity
EFTR	eFFECTOR Therapeutics Inc COM	CommonStock		Equity
EFTRW	eFFECTOR Therapeutics Inc WT EXP 123125	Warrant		Equity
EFU	ProShares Trust ProShares UltraShort MSCI EAFE	ExchangeTradedFund		Equity
EFV	iShares MSCI EAFE Value ETF MSCI VAL IDX	ExchangeTradedFund		Equity
EFX	Equifax Inc. Common Stock	CommonStock		Equity
EFZ	ProShares Trust ProShares Short MSCI EAFE	ExchangeTradedFund		Equity
EGAN	eGain Corp COM USD.001	CommonStock		Equity
EGBN	Eagle Bancorp Inc COM USD.01	CommonStock		Equity
EGF	BlackRock Enhanced Government Fund, Inc. Common Stock	CommonStock		Equity
EGGF	EG Acquisition Corp. Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
EGGF.U	EG Acquisition Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
EGGF.WS	EG Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
EGHT	8x8, Inc. Common Stock, par value $0.001	CommonStock		Equity
EGIO	Edgio Inc COM USD.001	CommonStock		Equity
EGIS	2ndVote Society Defended ETF ETF	ExchangeTradedFund		Equity
EGLE	Eagle Bulk Shipping Inc NEW COM USD.01	CommonStock		Equity
EGLX	Enthusiast Gaming Holdings Inc COM	CommonStock		Equity
EGO	Eldorado Gold Corporation Common Shares	CommonStock		Equity
EGP	EastGroup Properties Inc. Common Stock	CommonStock		Equity
EGPT	VanEck ETF Trust VanEck Egypt Index ETF	ExchangeTradedFund		Equity
EGRX	Eagle Pharmaceuticals Inc COM USD.001	CommonStock		Equity
EGY	VAALCO Energy, Inc. Common Stock	CommonStock		Equity
EH	Ehang Holdings Ltd ADS	AdrCommon		Equity
EHC	Encompass Health Corporation Common Stock	CommonStock		Equity
EHI	Western Asset Global High Income Fund Inc. Common Stock	CommonStock		Equity
EHTH	eHealth Inc COM USD.001	CommonStock		Equity
EIC	Eagle Point Income Company Inc. Common Stock	CommonStock		Equity
EICA	Eagle Point Income Company Inc. 5.00% Series A Term Preferred Stock due 2026	StructuredProduct		Equity
EIDO	iShares Trust iShares MSCI Indonesia ETF	ExchangeTradedFund		Equity
EIG	Employers Holdings, Inc. Common Stock	CommonStock		Equity
EIGR	Eiger BioPharmaceuticals Inc COM USD.0001	CommonStock		Equity
EIM	Eaton Vance Municipal Bond Fund Common Shares of Beneficial Interest	CommonStock		Equity
EINC	VanEck ETF Trust VanEck Energy Income ETF	ExchangeTradedFund		Equity
EIRL	iShares Trust iShares MSCI Ireland ETF	ExchangeTradedFund		Equity
EIS	iShares Inc. iShares MSCI Israel ETF	ExchangeTradedFund		Equity
EIX	Edison International Common Stock	CommonStock		Equity
EJAN	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - January	ExchangeTradedFund		Equity
EJFA	EJF Acquisition Corp COM CL A	CommonStock		Equity
EJFAU	EJF Acquisition Corp UNITS	Unit		Equity
EJFAW	EJF Acquisition Corp WTS	Warrant		Equity
EJH	E-Home Household Service Holdings Ltd ORD USD0.0001	CommonStock		Equity
EJUL	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - July	ExchangeTradedFund		Equity
EKAR	Exchange Traded Concepts Trust Capital Link Global Green Energy Transport and Technology Leaders ETF	ExchangeTradedFund		Equity
EKG	First Trust Nasdaq Lux Digital Health Solutions ETF ETF	ExchangeTradedFund		Equity
EKSO	Ekso Bionics Holdings Inc COM	CommonStock		Equity
EL	The Estee Lauder Companies Inc. Class A Common Stock	CommonStock		Equity
ELA	Envela Corporation Common Stock	CommonStock		Equity
ELAN	Elanco Animal Health Incorporated Common Stock	CommonStock		Equity
ELAT	Elanco Animal Health Incorporated 5.00% Tangible Equity Units	StructuredProduct		Equity
ELBM	Electra Battery Materials Corporation COM	CommonStock		Equity
ELC	Entergy Corporation Collateral Trust Mortgage Bonds, 4.875% Series due September 1, 2066	StructuredProduct		Equity
ELD	WisdomTree Trust WisdomTree Emerging Markets Local Debt Fund	ExchangeTradedFund		Equity
ELDN	Eledon Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ELEV	Elevation Oncology Inc COM USD0.0001	CommonStock		Equity
ELF	e.l.f. Beauty, Inc. Common Stock	CommonStock		Equity
ELLO	Ellomay Capital Ltd. Ordinary shares	CommonStock		Equity
ELMD	Electromed Inc. Common Stock	CommonStock		Equity
ELMS	Electric Last Mile Solutions Inc COM CL A	CommonStock		Equity
ELMSW	Electric Last Mile Solutions Inc WT EXP 082427	Warrant		Equity
ELOX	Eloxx Pharmaceuticals Inc COM	CommonStock		Equity
ELP	Companhia Paranaense de Energia - COPEL American Depositary Shares (each representing one Unit consisting one Common Share and four non-voting Class B Preferred Shares)	AdrCommon		Equity
ELQD	iShares Trust iShares ESG Advanced Investment Grade Corporate Bond ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
ELS	Equity Lifestyle Properties, Inc. Common Stock	CommonStock		Equity
ELSE	Electro-Sensors Inc COM USD.1	CommonStock		Equity
ELTK	Eltek Ltd ORD NIS.6	CommonStock		Equity
ELVT	Elevate Credit, Inc. Common Stock	CommonStock		Equity
ELY	Callaway Golf Company Common Stock	CommonStock		Equity
ELYM	Eliem Therapeutics Inc COM USD0.0001	CommonStock		Equity
ELYS	ELYS GAME TECHNOLOGY CORP COM	CommonStock		Equity
EM	Smart Share Global Limited ADS	AdrCommon		Equity
EMAN	eMagin Corporation Common Stock	CommonStock		Equity
EMB	iShares JPMorgan USD Emerging Markets Bond Fund JPM USD EMG MKT	ExchangeTradedFund		Equity
EMBC	Embecta Corp COM	CommonStock		Equity
EMBD	Global X Funds Global X Emerging Markets Bond ETF	ExchangeTradedFund		Equity
EMBH	iShares U.S. ETF Trust iShares Interest Rate Hedged Emerging Markets Bond ETF	ExchangeTradedFund		Equity
EMBK	Embark Technology Inc COM	CommonStock		Equity
EMBKW	Embark Technology Inc WT EXP 011526	Warrant		Equity
EMCB	WisdomTree Emerging Markets Corporate Bond Fund ETF	ExchangeTradedFund		Equity
EMCF	Emclaire Financial Corp COM	CommonStock		Equity
EMCR	DBX ETF Trust Xtrackers Emerging Markets Carbon Reduction and Climate Improvers ETF	ExchangeTradedFund		Equity
EMD	Western Asset Emerging Markets Debt Fund Inc. Common Stock	CommonStock		Equity
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF ETF	ExchangeTradedFund		Equity
EME	EMCOR Group, Inc. Common Stock	CommonStock		Equity
EMF	Templeton Emerging Markets Fund Shares of Beneficial Interest	CommonStock		Equity
EMFM	Global X Funds Global X MSCI Next Emerging & Frontier ETF	ExchangeTradedFund		Equity
EMFQ	Amplify ETF Trust Amplify Emerging Markets FinTech ETF	ExchangeTradedFund		Equity
EMGD	Simplify Exchange Traded Funds Simplify Emerging Markets Equity PLUS Downside Convexity ETF	ExchangeTradedFund		Equity
EMGF	iShares MSCI Emerging Markets Multifactor ETF ETF	ExchangeTradedFund		Equity
EMHC	SPDR Series Trust SPDR Bloomberg Emerging Markets USD Bond ETF	ExchangeTradedFund		Equity
EMHY	iShares J.P. Morgan EM High Yield Bond ETF ETF	ExchangeTradedFund		Equity
EMIF	iShares Emerging Markets Infrastructure ETF ETF	ExchangeTradedFund		Equity
EMKR	EMCORE Corp COM NPV	CommonStock		Equity
EML	Eastern Co (The) COM USD10	CommonStock		Equity
EMLC	VanEck ETF Trust VanEck J. P. Morgan EM Local Currency Bond ETF	ExchangeTradedFund		Equity
EMLD	FTAC Emerald Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
EMLDU	FTAC Emerald Acquisition Corp UNITS	Unit		Equity
EMLDW	FTAC Emerald Acquisition Corp WT EXP 101928	Warrant		Equity
EMLP	First Trust Exchange-Traded Fund IV First Trust North American Energy Infrastructure Fund	ExchangeTradedFund		Equity
EMMF	WisdomTree Trust WisdomTree Emerging Markets Multifactor Fund	ExchangeTradedFund		Equity
EMN	Eastman Chemical Company Common Stock	CommonStock		Equity
EMNT	PIMCO ETF Trust PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund	ExchangeTradedFund		Equity
EMO	ClearBridge Energy Midstream Opportunity Fund Inc. Common Stock, $0.001 par value	CommonStock		Equity
EMP	Entergy Corporation First Mortgage Bonds, 4.90% Series Due October 1, 2066	StructuredProduct		Equity
EMQQ	Exchange Traded Concepts Trust EMQQ The Emerging Markets Internet & Ecommerce ETF	ExchangeTradedFund		Equity
EMR	Emerson Electric Co. Common Stock	CommonStock		Equity
EMSG	DBX ETF Trust Xtrackers MSCI Emerging Markets ESG Leaders Equity ETF	ExchangeTradedFund		Equity
EMTL	SPDR DoubleLine Emerging Markets Fixed Income ETF ETF	ExchangeTradedFund		Equity
EMTY	ProShares Trust ProShares Decline of the Retail Store ETF	ExchangeTradedFund		Equity
EMWP	Eros Media World PLC A Ordinary Shares, GBP 0.30 par value	CommonStock		Equity
EMX	EMX Royalty Corporation Common Stock	CommonStock		Equity
EMXC	iShares MSCI Emerging Markets ex China ETF ETF	ExchangeTradedFund		Equity
EMXF	ISHARES ESG Advanced MSCI EM ETF ETF	ExchangeTradedFund		Equity
ENB	Enbridge Inc. Common Shares	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
ENBA	Enbridge Inc. 6.375% Fixed-to-Floating Rate Subordinated Notes Series 2018-B due April 15, 2078	StructuredProduct		Equity
ENCP	Energem Corp CL A COM	CommonStock		Equity
ENCPU	Energem Corp UNITS	Unit		Equity
ENCPW	Energem Corp WT EXP 111526	Warrant		Equity
ENDP	Endo International plc COM USD.01	CommonStock		Equity
ENER	Accretion Acquisition Corp COM USD0.001	CommonStock		Equity
ENERR	Accretion Acquisition Corp. Right	Right		Equity
ENERU	Accretion Acquisition Corp UNITS	Unit		Equity
ENERW	Accretion Acquisition Corp WT EXP 030128	Warrant		Equity
ENFN	Enfusion, Inc. Class A Common Stock	CommonStock		Equity
ENFR	ALPS ETF Trust Alerian Energy Infrastructure ETF	ExchangeTradedFund		Equity
ENG	ENGlobal Corp COM USD.001	CommonStock		Equity
ENIA	Enel Americas S.A. American Depositary Shares (Each representing 50 shares of Common Stock)	AdrCommon		Equity
ENIC	Enel Chile S.A. American Depositary Shares (Each representing 50 shares of Common Stock)	AdrCommon		Equity
ENJ	Entergy Corporation First Mortgage Bonds, 5.0% Series due December 1, 2052	StructuredProduct		Equity
ENJY	Enjoy Technology Inc COM	CommonStock		Equity
ENJYW	Enjoy Technology, Inc. Warrant	Warrant		Equity
ENLC	EnLink Midstream, LLC Common Units Representing Limited Liability Company Interests	CommonStock		Equity
ENLV	Enlivex Therapeutics Ltd COM	CommonStock		Equity
ENO	Entergy Corporation First Mortgage Bonds, 5.50% Series due April 1, 2066	StructuredProduct		Equity
ENOB	Enochian Biosciences Inc COM USD.0001	CommonStock		Equity
ENOR	iShares MSCI Norway ETF ETF	ExchangeTradedFund		Equity
ENOV	Enovis Corporation Common Stock	CommonStock		Equity
ENPC	Executive Network Partnering Corporation Class A Common Stock	CommonStock		Equity
ENPC.U	Executive Network Partnering Corporation CAPS, each consisting of one share of Class A common stock, and one-quarter of one redeemable warrant	Unit	Units	Equity
ENPC.WS	Executive Network Partnering Corporation Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $28.75	Warrant	Warrants	Equity
ENPH	Enphase Energy Inc COM USD.00001	CommonStock		Equity
ENR	Energizer Holdings, Inc. Common Stock	CommonStock		Equity
ENS	EnerSys Common Stock	CommonStock		Equity
ENSC	Ensysce Biosciences Inc COM	CommonStock		Equity
ENSG	Ensign Group Inc (The) COM USD.001	CommonStock		Equity
ENSV	Enservco Corporation Common stock	CommonStock		Equity
ENTA	Enanta Pharmaceuticals Inc COM USD0.01	CommonStock		Equity
ENTF	Enterprise 4.0 Technology Acquisition Corp ORD SHS CL A	CommonStock		Equity
ENTFU	Enterprise 4.0 Technology Acquisition Corp UNITS	Unit		Equity
ENTFW	Enterprise 4.0 Technology Acquisition Corp WT EXP 093028	Warrant		Equity
ENTG	Entegris Inc COM USD.01	CommonStock		Equity
ENTR	EntrepreneurShares Series Trust ERShares Entrepreneurs ETF	ExchangeTradedFund		Equity
ENTX	Entera Bio Ltd COM	CommonStock		Equity
ENTXW	Entera Bio Ltd *W EXP 06/27/2023	Warrant		Equity
ENV	Envestnet, Inc. Common Stock	CommonStock		Equity
ENVA	Enova International, Inc Common Stock	CommonStock		Equity
ENVB	Enveric Biosciences Inc COM	CommonStock		Equity
ENVX	Enovix Corp COM	CommonStock		Equity
ENX	Eaton Vance New York Municipal Bond Fund Common Shares of Beneficial Interest Par Value $.01	CommonStock		Equity
ENZ	Enzo Biochem, Inc. Common Stock	CommonStock		Equity
ENZL	iShares MSCI New Zealand ETF ETF	ExchangeTradedFund		Equity
EOCT	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - October	ExchangeTradedFund		Equity
EOCW	Elliott Opportunity II Corp. Class A Ordinary Shares	CommonStock		Equity
EOCW.U	Elliott Opportunity II Corp. Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
EOCW.WS	Elliott Opportunity II Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
EOD	Allspring Global Dividend Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
EOG	EOG Resources, Inc. Common Stock	CommonStock		Equity
EOI	Eaton Vance Enhanced Equity Income Fund Common Shares of Beneficial Interest, $0.01 par value	CommonStock		Equity
EOLS	Evolus Inc COM	CommonStock		Equity
EOPS	Emles Alpha Opportunities ETF ETF	ExchangeTradedFund		Equity
EOS	Eaton Vance Enhanced Equity Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
EOSE	Eos Energy Enterprises Inc COM CL A	CommonStock		Equity
EOSEW	Eos Energy Enterprises Inc WT EXP 050626	Warrant		Equity
EOT	Eaton Vance National Municipal Opportunities Trust Common Shares of Beneficial Interest	CommonStock		Equity
EP	Empire Petroleum Corporation Common Stock	CommonStock		Equity
EPAC	Enerpac Tool Group Corp. Class A Common Stock	CommonStock		Equity
EPAM	EPAM Systems, Inc. Common Stock	CommonStock		Equity
EPC	Edgewell Personal Care Company Common Stock	CommonStock		Equity
EPD	Enterprise Products Partners L.P. Common Units Representing Limited Partner Interests	CommonStock		Equity
EPHE	iShares Trust iShares MSCI Philippines ETF	ExchangeTradedFund		Equity
EPHY	Epiphany Technology Acquisition Corp COM CL A	CommonStock		Equity
EPHYU	Epiphany Technology Acquisition Corp UNIT	Unit		Equity
EPHYW	Epiphany Technology Acquisition Corp WT EXP 011226	Warrant		Equity
EPI	WisdomTree Trust WisdomTree India Earnings Fund	ExchangeTradedFund		Equity
EPIX	ESSA Pharma Inc COM	CommonStock		Equity
EPM	Evolution Petroleum Corporation Common Stock	CommonStock		Equity
EPOL	iShares Trust iShares MSCI Poland ETF	ExchangeTradedFund		Equity
EPP	iShares Inc. iShares MSCI Pacific ex Japan ETF	ExchangeTradedFund		Equity
EPR	EPR Properties Common Shares Of Beneficial Interest	CommonStock		Equity
EPRE	First Trust Exchange-Traded Fund VIII First Trust TCW ESG Premier Equity ETF	ExchangeTradedFund		Equity
EPRF	Innovator S&P Investment Grade Preferred ETF ETF	ExchangeTradedFund		Equity
EPRT	Essential Properties Realty Trust, Inc. Common Stock	CommonStock		Equity
EPRpC	EPR Properties 5.75% Series C Cumulative Convertible Preferred Shares	PreferredStock	Preferred Class	Equity
EPRpE	EPR Properties 9.00% Series E Cumulative Convertible Preferred Shares	PreferredStock	Preferred Class	Equity
EPRpG	EPR Properties 5.750% Series G Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
EPS	WisdomTree Trust WisdomTree U.S. LargeCap Fund	ExchangeTradedFund		Equity
EPSN	Epsilon Energy Ltd COM	CommonStock		Equity
EPU	iShares Trust iShares MSCI Peru ETF	ExchangeTradedFund		Equity
EPV	ProShares Trust ProShares UltraShort FTSE Europe	ExchangeTradedFund		Equity
EPWR	Empowerment & Inclusion Capital I Corp. Class A Common Stock	CommonStock		Equity
EPWR.U	Empowerment & Inclusion Capital I Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
EPWR.WS	Empowerment & Inclusion Capital I Corp. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
EPZM	Epizyme Inc COM USD.0001	CommonStock		Equity
EPpC	El Paso Energy Capital Trust I 4.75% Trust Convertible Preferred Securities	StructuredProduct	Preferred Class	Equity
EQ	Equillium Inc COM	CommonStock		Equity
EQAL	Invesco Exchange-Traded Fund Trust II Invesco Russell 1000 Equal Weight ETF	ExchangeTradedFund		Equity
EQBK	Equity Bancshares Inc CL A COM USD.01	CommonStock		Equity
EQC	Equity Commonwealth Common Shares of Beneficial Interest	CommonStock		Equity
EQCpD	Equity Commonwealth 6 1/2% Series D Cumulative Convertible Preferred Shares	PreferredStock	Preferred Class	Equity
EQD	Equity Distribution Acquisition Corp. Class A Common Stock	CommonStock		Equity
EQD.U	Equity Distribution Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-third of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
EQD.WS	Equity Distribution Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
EQH	Equitable Holdings, Inc. Common stock, $0.01 par value per share	CommonStock		Equity
EQHA	EQ Health Acquisition Corp. Class A Common Stock	CommonStock		Equity
EQHA.U	EQ Health Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
EQHA.WS	EQ Health Acquisition Corp. Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
EQHpA	Equitable Holdings, Inc. Depositary Shares, each representing a 1/1000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
EQHpC	Equitable Holdings, Inc. Depositary Shares, each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
EQIX	Equinix Inc COM USD.001	CommonStock		Equity
EQL	ALPS ETF Trust ALPS Equal Sector Weight ETF	ExchangeTradedFund		Equity
EQNR	Equinor ASA American Depositary Shares (Each Representing One Ordinary Share, nominal value NOK 2.50 per share)	AdrCommon		Equity
EQOP	Natixis ETF Trust II Natixis U.S. Equity Opportunities ETF	ExchangeTradedFund		Equity
EQOS	Eqonex Limited COM	CommonStock		Equity
EQR	Equity Residential Common Shares of Beneficial Interest	CommonStock		Equity
EQRR	ProShares Equities for Rising Rates ETF ETF	ExchangeTradedFund		Equity
EQRX	EQRx Inc COM CL A	CommonStock		Equity
EQRXW	EQRx Inc WT EXP 043028	Warrant		Equity
EQS	Equus Total Return, Inc. Common Stock	CommonStock		Equity
EQT	EQT Corporation Common Stock	CommonStock		Equity
EQUL	IndexIQ ETF Trust IQ Engender Equality ETF	ExchangeTradedFund		Equity
EQWL	Invesco Exchange-Traded Fund Trust Invesco S&P 100 Equal Weight ETF	ExchangeTradedFund		Equity
EQX	Equinox Gold Corp. Common Shares, no par value	CommonStock		Equity
ERAS	Erasca Inc COM	CommonStock		Equity
ERC	Allspring Multi-Sector Income Fund Common Stock	CommonStock		Equity
ERES	East Resources Acquisition Co COM CL A	CommonStock		Equity
ERESU	East Resources Acquisition Co UNIT	Unit		Equity
ERESW	East Resources Acquisition Co WT EXP 070127	Warrant		Equity
ERF	Enerplus Corporation Common Shares	CommonStock		Equity
ERH	Allspring Utilities and High Income Fund Common Shares	CommonStock		Equity
ERIC	Telefonaktiebolaget LM Ericsson CL B ADR	AdrCommon		Equity
ERIE	Erie Indemnity Co CL A COM NPV	CommonStock		Equity
ERII	Energy Recovery Inc COM USD.001	CommonStock		Equity
ERJ	Embraer S.A. American Depositary Shares (Each representing Four Common Shares)	AdrCommon		Equity
ERM	First Trust Exchange-Traded Fund VIII EquityCompass Risk Manager ETF	ExchangeTradedFund		Equity
ERO	Ero Copper Corp. Common Shares	CommonStock		Equity
ERSX	EntrepreneurShares Series Trust ERShares NextGen Entrepreneurs ETF	ExchangeTradedFund		Equity
ERTH	Invesco Exchange-Traded Fund Trust Invesco MSCI Sustainable Future ETF	ExchangeTradedFund		Equity
ERX	Direxion Shares ETF Trust Direxion Daily Energy Bull 2X Shares	ExchangeTradedFund		Equity
ERY	Direxion Shares ETF Trust Direxion Daily Energy Bear 2X Shares	ExchangeTradedFund		Equity
ERYP	Erytech Pharma SA SPON ADR	AdrCommon		Equity
ES	Eversource Energy Common Shares	CommonStock		Equity
ESAB	ESAB Corporation Common Stock	CommonStock		Equity
ESAC	ESGEN Acquisition Corporation COM CL A USD0.0001	CommonStock		Equity
ESACU	ESGEN Acquisition Corporation UNITS	Unit		Equity
ESACW	ESGEN Acquisition Corporation WT EXP	Warrant		Equity
ESBA	Empire State Realty OP, L.P. Series ES Operating Partnership Units Representing Limited Partnership Interests	CommonStock		Equity
ESCA	Escalade Inc COM USD1	CommonStock		Equity
ESCR	Xtrackers Bloomberg US Investment Grade Corporate ESG ETF ETF	ExchangeTradedFund		Equity
ESE	ESCO Technologies Inc. Common Stock	CommonStock		Equity
ESEA	Euroseas Ltd ORD SHS	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
ESEB	Xtrackers J.P. Morgan ESG Emerging Markets Sovereign ETF ETF	ExchangeTradedFund		Equity
ESG	FlexShares STOXX US ESG Select Index Fund ETF	ExchangeTradedFund		Equity
ESGA	American Century ETF Trust American Century Sustainable Equity ETF	ExchangeTradedFund		Equity
ESGB	IndexIQ Active ETF Trust IQ MacKay ESG Core Plus Bond ETF	ExchangeTradedFund		Equity
ESGD	iShares ESG Aware MSCI EAFE ETF ETF	ExchangeTradedFund		Equity
ESGE	iShares Inc - iShares ESG Aware MSCI EM ETF ETF	ExchangeTradedFund		Equity
ESGG	FlexShares STOXX Global ESG Select Index Fund	ExchangeTradedFund		Equity
ESGN	Columbia ETF Trust I Columbia Sustainable International Equity Income ETF	ExchangeTradedFund		Equity
ESGR	Enstar Group Ltd ORD	CommonStock		Equity
ESGRO	Enstar Group Ltd 7% DP RP PFD E	PreferredStock		Equity
ESGRP	Enstar Group Ltd DEP SHS PFD D	Unknown		Equity
ESGS	Columbia ETF Trust I Columbia Sustainable U.S. Equity Income ETF	ExchangeTradedFund		Equity
ESGU	iShares Trust iShares ESG Aware MSCI USA ETF ETF	ExchangeTradedFund		Equity
ESGV	Vanguard World Fund - Vanguard ESG U.S. Stock ETF ETF	ExchangeTradedFund		Equity
ESGY	American Century ETF Trust American Century Sustainable Growth ETF	ExchangeTradedFund		Equity
ESHY	Xtrackers J.P. Morgan ESG USD High Yield Corporate Bond ETF ETF	ExchangeTradedFund		Equity
ESI	Element Solutions Inc Common Stock	CommonStock		Equity
ESIX	SPDR Series Trust SPDR S&P SmallCap 600 ESG ETF	ExchangeTradedFund		Equity
ESLT	Elbit Systems Ltd ORD NIS1	CommonStock		Equity
ESM	ESM Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
ESM.U	ESM Acquisition Corporation Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
ESM.WS	ESM Acquisition Corporation Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
ESML	iShares ESG Aware MSCI USA Small-Cap ETF ETF	ExchangeTradedFund		Equity
ESMT	EngageSmart, Inc. Common Stock	CommonStock		Equity
ESMV	iShares ESG MSCI USA Min Vol Factor ETF ETF	ExchangeTradedFund		Equity
ESNT	Essent Group Ltd. Common Shares	CommonStock		Equity
ESOA	Energy Services of America Corp COM USD.0001	CommonStock		Equity
ESP	Espey Mfg. & Electronics Corp Common Stock	CommonStock		Equity
ESPO	VanEck Video Gaming and eSports ETF ETF	ExchangeTradedFund		Equity
ESPR	Esperion Therapeutics Inc COM USD0.001	CommonStock		Equity
ESQ	Esquire Financial Holdings Inc COM 0.01USD	CommonStock		Equity
ESRT	Empire State Realty Trust, Inc. Class A Common Stock, $0.01 par value per share	CommonStock		Equity
ESS	Essex Property Trust, Inc. Common Stock	CommonStock		Equity
ESSA	ESSA Bancorp Inc COM USD.01	CommonStock		Equity
ESSC	East Stone Acquisition Corp COM	CommonStock		Equity
ESSCR	East Stone Acquisition Corporation Right	Right		Equity
ESSCU	East Stone Acquisition Corp UNIT	Unit		Equity
ESSCW	East Stone Acquisition Corp WT 123126	Warrant		Equity
ESTA	Establishment Labs Holdings Inc COM	CommonStock		Equity
ESTC	Elastic N.V. Ordinary shares	CommonStock		Equity
ESTE	Earthstone Energy, Inc. Class A Common Stock	CommonStock		Equity
ESUS	UBS AG ETRACS 2x Leveraged MSCI US ESG Focus TR ETN	ExchangeTradedNote		Equity
ET	Energy Transfer LP Common Units representing limited partner interests	CommonStock		Equity
ETAC	E Merge Technology Acquisition Corp COM CL A	CommonStock		Equity
ETACU	E Merge Technology Acquisition Corp UNITS	Unit		Equity
ETACW	E Merge Technology Acquisition Corp WT EXP 073025	Warrant		Equity
ETB	Eaton Vance Tax-Managed Buy-Write Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETD	Ethan Allen Interiors Inc. Common Stock	CommonStock		Equity
ETG	Eaton Vance Tax-Advantaged Global Dividend Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETHO	ETF Managers Trust Etho Climate Leadership U.S. ETF	ExchangeTradedFund		Equity
ETIp	Entergy Corporation 5.375% Series A Preferred Stock, Cumulative, No Par Value	PreferredStock	Preferred	Equity
ETJ	Eaton Vance Risk-Managed Diversified Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
ETN	Eaton Corporation plc Ordinary Shares	CommonStock		Equity
ETNB	89bio Inc COM	CommonStock		Equity
ETO	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETON	Eton Pharmaceuticals Inc COM	CommonStock		Equity
ETR	Entergy Corporation Common Stock	CommonStock		Equity
ETRN	Equitrans Midstream Corporation Common stock	CommonStock		Equity
ETSY	Etsy Inc COM USD.001	CommonStock		Equity
ETTX	Entasis Therapeutics Holdings Inc COM	CommonStock		Equity
ETV	Eaton Vance Tax-Managed Buy-Write Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETW	Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETWO	E2open Parent Holdings, Inc. Class A Common Stock	CommonStock		Equity
ETWO.WS	E2open Parent Holdings, Inc. Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
ETX	Eaton Vance Municipal Income 2028 Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
ETY	Eaton Vance Tax-Managed Diversified Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETpC	Energy Transfer LP 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
ETpD	Energy Transfer LP 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
ETpE	Energy Transfer LP 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
EUCG	Euclid Capital Growth ETF ETF	ExchangeTradedFund		Equity
EUCR	Eucrates Biomedical Acquisition Corp COM	CommonStock		Equity
EUCRU	Eucrates Biomedical Acquisition Corp UNITS	Unit		Equity
EUCRW	Eucrates Biomedical Acquisition Corp WT EXP 102327	Warrant		Equity
EUDG	WisdomTree Trust WisdomTree Europe Quality Dividend Growth Fund	ExchangeTradedFund		Equity
EUDV	ProShares MSCI Europe Dividend Growers ETF	ExchangeTradedFund		Equity
EUFN	iShares MSCI Europe Financials ETF ETF	ExchangeTradedFund		Equity
EUM	ProShares Trust ProShares Short MSCI Emerging Markets	ExchangeTradedFund		Equity
EUO	ProShares Trust II ProShares UltraShort Euro	ExchangeTradedVehicle		Equity
EURL	Direxion Shares ETF Trust Direxion Daily FTSE Europe Bull 3x Shares	ExchangeTradedFund		Equity
EURN	Euronav NV Ordinary Shares	CommonStock		Equity
EUSA	iShares Inc. iShares MSCI USA Equal Weighted ETF	ExchangeTradedFund		Equity
EUSB	iShares Trust iShares ESG Advanced Total USD Bond Market ETF	ExchangeTradedFund		Equity
EUSC	WisdomTree Trust WisdomTree Europe Hedged SmallCap Equity Fund	ExchangeTradedFund		Equity
EVA	Enviva Inc. Common Stock	CommonStock		Equity
EVAX	Evaxion Biotech A/S ADR	AdrCommon		Equity
EVBG	Everbridge Inc COM USD.001	CommonStock		Equity
EVBN	Evans Bancorp Inc. Common stock	CommonStock		Equity
EVC	Entravision Communications Corporation Class A Common Stock	CommonStock		Equity
EVCM	EverCommerce Inc COM USD.00001	CommonStock		Equity
EVE	EVe Mobility Acquisition Corp Class A Ordinary Shares	CommonStock		Equity
EVE.U	EVe Mobility Acquisition Corp Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
EVE.WS	EVe Mobility Acquisition Corp Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
EVEN	Direxion Shares ETF Trust Direxion Daily S&P 500 Equal Weight Bull 2X Shares	ExchangeTradedFund		Equity
EVER	EverQuote Inc COM Cl A	CommonStock		Equity
EVEX	Eve Holding, Inc. Common Stock	CommonStock		Equity
EVEX.WS	Eve Holding, Inc. Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
EVF	Eaton Vance Senior Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
EVFM	Evofem Biosciences Inc COM	CommonStock		Equity
EVG	Eaton Vance Short Duration Diversified Income Fund Common Shares of Beneficial Interest	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
EVGN	Evogene Ltd ORD NIS .02	CommonStock		Equity
EVGO	EVgo Inc COM CL A	CommonStock		Equity
EVGOW	EVgo Inc WT EXP 091525	Warrant		Equity
EVGR	Evergreen Corporation CL A ORD	CommonStock		Equity
EVGRU	Evergreen Corporation UNITS	Unit		Equity
EVGRW	Evergreen Corporation Warrant	Warrant		Equity
EVH	Evolent Health, Inc Class A Common Stock	CommonStock		Equity
EVI	EVI Industries, Inc. Common Stock Par Value $.025	CommonStock		Equity
EVK	Ever-Glory International Group Inc COM USD.001	CommonStock		Equity
EVLO	Evelo Biosciences Inc COM	CommonStock		Equity
EVLV	Evolv Technologies Holdings Inc COM CL A	CommonStock		Equity
EVLVW	Evolv Technologies Holdings Inc WT EXP 031025	Warrant		Equity
EVM	Eaton Vance California Municipal Bond Fund Common Shares of Beneficial Interest Par Value $.01	CommonStock		Equity
EVMT	Invesco Electric Vehicle Metals Commodity Strategy No K-1 ETF ETF	ExchangeTradedFund		Equity
EVN	Eaton Vance Municipal Income Trust Shares of Beneficial Interest	CommonStock		Equity
EVNT	AltShares Trust AltShares Event-Driven ETF	ExchangeTradedFund		Equity
EVO	Evotec SE ADR	AdrCommon		Equity
EVOJ	Evo Acquisition Corp COM CL A	CommonStock		Equity
EVOJU	Evo Acquisition Corp UNITS	Unit		Equity
EVOJW	Evo Acquisition Corp WT EXP 010426	Warrant		Equity
EVOK	Evoke Pharma Inc COM USD.0001	CommonStock		Equity
EVOP	EVO Payments Inc COM CL A	CommonStock		Equity
EVR	Evercore Inc. Class A Common Stock	CommonStock		Equity
EVRG	Evergy, Inc. Common Stock, no par value	CommonStock		Equity
EVRI	Everi Holdings Inc. Common Stock	CommonStock		Equity
EVT	Eaton Vance Tax-Advantaged Dividend Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
EVTC	EVERTEC, Inc. Common stock	CommonStock		Equity
EVTL	Vertical Aerospace Ltd. Ordinary Shares	CommonStock		Equity
EVTL.WS	Vertical Aerospace Ltd. Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
EVV	Eaton Vance Limited Duration Income Fund Common Shares of Beneficial Interest Par Value $.01	CommonStock		Equity
EVX	VanEck ETF Trust VanEck Environmental Services ETF	ExchangeTradedFund		Equity
EW	Edwards Lifesciences Corporation Common Stock	CommonStock		Equity
EWA	iShares Inc. iShares MSCI Australia ETF	ExchangeTradedFund		Equity
EWBC	East West Bancorp Inc COM USD.001	CommonStock		Equity
EWC	iShares Inc. iShares MSCI Canada ETF	ExchangeTradedFund		Equity
EWCO	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Communication Services ETF	ExchangeTradedFund		Equity
EWCZ	European Wax Center Inc COM CL A	CommonStock		Equity
EWD	iShares Inc. iShares MSCI Sweden ETF	ExchangeTradedFund		Equity
EWEB	Global X Emerging Markets Internet & E-commerce ETF ETF	ExchangeTradedFund		Equity
EWG	iShares Inc. iShares MSCI Germany ETF	ExchangeTradedFund		Equity
EWGS	iShares MSCI Germany Small-Cap ETF ETF	ExchangeTradedFund		Equity
EWH	iShares Inc. iShares MSCI Hong Kong ETF	ExchangeTradedFund		Equity
EWI	iShares Inc. iShares MSCI Italy ETF	ExchangeTradedFund		Equity
EWJ	iShares Inc. iShares MSCI Japan ETF	ExchangeTradedFund		Equity
EWJE	iShares Trust iShares MSCI Japan Equal Weighted ETF ETF	ExchangeTradedFund		Equity
EWJV	iShares Trust - iShares MSCI Japan Value ETF ETF	ExchangeTradedFund		Equity
EWK	iShares Inc. iShares MSCI Belgium ETF	ExchangeTradedFund		Equity
EWL	iShares Inc. iShares MSCI Switzerland ETF	ExchangeTradedFund		Equity
EWM	iShares Inc. iShares MSCI Malaysia ETF	ExchangeTradedFund		Equity
EWMC	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400® Equal Weight ETF	ExchangeTradedFund		Equity
EWN	iShares Inc. iShares MSCI Netherlands ETF	ExchangeTradedFund		Equity
EWO	iShares Inc. iShares MSCI Austria ETF	ExchangeTradedFund		Equity
EWP	iShares Inc. iShares MSCI Spain ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
EWQ	iShares Inc. iShares MSCI France ETF	ExchangeTradedFund		Equity
EWRE	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Real Estate ETF	ExchangeTradedFund		Equity
EWS	iShares Inc. iShares MSCI Singapore ETF	ExchangeTradedFund		Equity
EWSC	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap 600® Equal Weight ETF	ExchangeTradedFund		Equity
EWT	iShares Inc. iShares MSCI Taiwan ETF	ExchangeTradedFund		Equity
EWTX	Edgewise Therapeutics Inc COM	CommonStock		Equity
EWU	iShares Trust iShares MSCI United Kingdom ETF	ExchangeTradedFund		Equity
EWUS	iShares MSCI United Kingdom Small-Cap ETF ETF	ExchangeTradedFund		Equity
EWV	ProShares Trust ProShares UltraShort MSCI Japan	ExchangeTradedFund		Equity
EWW	iShares Inc. iShares MSCI Mexico ETF	ExchangeTradedFund		Equity
EWX	SPDR Index Shares Funds SPDR S&P Emerging Markets Small Cap ETF	ExchangeTradedFund		Equity
EWY	iShares Inc. iShares MSCI South Korea ETF	ExchangeTradedFund		Equity
EWZ	iShares Inc. iShares MSCI Brazil ETF	ExchangeTradedFund		Equity
EWZS	iShares MSCI Brazil Small-Cap ETF ETF	ExchangeTradedFund		Equity
EXAI	Exscientia plc ADS	AdrCommon		Equity
EXAS	Exact Sciences Corporation COM USD.001	CommonStock		Equity
EXC	Exelon Corp COM NPV	CommonStock		Equity
EXD	Eaton Vance Tax-Managed Buy-Write Strategy Fund Common Shares of Beneficial Interest, $0.01 par value	CommonStock		Equity
EXEL	Exelixis Inc COM USD.001	CommonStock		Equity
EXFY	Expensify Inc COM CL A USD0.0001	CommonStock		Equity
EXG	Eaton Vance Tax-Managed Global Diversified Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
EXI	iShares Trust iShares Global Industrials ETF	ExchangeTradedFund		Equity
EXK	Endeavour Silver Corp. Common Shares, no par value	CommonStock		Equity
EXLS	ExlService Holdings Inc COM USD.001	CommonStock		Equity
EXN	Excellon Resources Inc. Common Shares	CommonStock		Equity
EXP	Eagle Materials Inc. Common Stock	CommonStock		Equity
EXPD	Expeditors International of Washington Inc. COM USD.01	CommonStock		Equity
EXPE	Expedia Group Inc COM USD.001	CommonStock		Equity
EXPI	eXp World Holdings Inc COM	CommonStock		Equity
EXPO	Exponent Inc COM USD.001	CommonStock		Equity
EXPR	Express, Inc. Common Stock	CommonStock		Equity
EXR	Extra Space Storage Inc. Common Stock	CommonStock		Equity
EXTN	Exterran Corporation Common Stock	CommonStock		Equity
EXTR	Extreme Networks Inc COM USD.001	CommonStock		Equity
EYE	National Vision Holdings Inc COM	CommonStock		Equity
EYEN	Eyenovia Inc COM 0.0001	CommonStock		Equity
EYES	Second Sight Medical Products Inc COM NPV	CommonStock		Equity
EYESW	Second Sight Medical Products Inc WRRT	Warrant		Equity
EYLD	Cambria Emerging Shareholder Yield ETF ETF	ExchangeTradedFund		Equity
EYPT	EyePoint Pharmaceuticals Inc COM NPV	CommonStock		Equity
EZA	iShares Inc. iShares MSCI South Africa ETF	ExchangeTradedFund		Equity
EZFL	EzFill Holdings Inc COM USD	CommonStock		Equity
EZGO	EZGO Technologies Ltd COM USD.001	CommonStock		Equity
EZJ	ProShares Trust ProShares Ultra MSCI Japan	ExchangeTradedFund		Equity
EZM	WisdomTree Trust WisdomTree U.S. MidCap Fund	ExchangeTradedFund		Equity
EZPW	EZCORP Inc CL A COM USD.01 NVTG	CommonStock		Equity
EZU	iShares MSCI Eurozone ETF MSCI EMU INDEX	ExchangeTradedFund		Equity
F	Ford Motor Company Common Stock	CommonStock		Equity
FA	First Advantage Corp COM	CommonStock		Equity
FAAR	First Trust Alternative Absolute Return Strategy ETF ETF	ExchangeTradedFund		Equity
FAB	First Trust Multi Cap Value AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FACA	Figure Acquisition Corp. I Class A Common Stock	CommonStock		Equity
FACA.U	Figure Acquisition Corp. I Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
FACA.WS	Figure Acquisition Corp. I Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
FACT	Freedom Acquisition I Corp. Class A Ordinary Shares	CommonStock		Equity
FACT.U	Freedom Acquisition I Corp. Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
FACT.WS	Freedom Acquisition I Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
FAD	First Trust Multi Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FAF	First American Financial Corporation Common Stock	CommonStock		Equity
FAIL	Cambria Global Tail Risk ETF ETF	ExchangeTradedFund		Equity
FALN	iShares Fallen Angels USD Bond ETF ETF	ExchangeTradedFund		Equity
FAM	First Trust/Aberdeen Global Opportunity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FAMI	Farmmi Inc COM	CommonStock		Equity
FAN	First Trust Exchange-Traded Fund II First Trust Global Wind Energy ETF	ExchangeTradedFund		Equity
FANG	Diamondback Energy Inc COM USD.01	CommonStock		Equity
FANH	Fanhua Inc ADR	AdrCommon		Equity
FAPR	FT CBOE VEST U.S. EQUITY BUFFER APRIL ETF ETF	ExchangeTradedFund		Equity
FARM	Farmer Brothers Co COM USD1	CommonStock		Equity
FARO	FARO Technologies Inc COM USD.001	CommonStock		Equity
FAS	Direxion Shares ETF Trust Direxion Daily Financial Bull 3X Shares	ExchangeTradedFund		Equity
FAST	Fastenal Co COM USD.01	CommonStock		Equity
FAT	Fat Brands Inc COM CL A	CommonStock		Equity
FATBB	Fat Brands Inc COM CL B	CommonStock		Equity
FATBP	Fat Brands Inc PFD 8.25	PreferredStock		Equity
FATBW	Fat Brands Inc WT EXP 063025	Warrant		Equity
FATE	Fate Therapeutics Inc COM USD0.001	CommonStock		Equity
FATH	Fathom Digital Manufacturing Corporation Class A Common Stock	CommonStock		Equity
FATH.WS	Fathom Digital Manufacturing Corporation Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FATP	Fat Projects Acquisition Corp ORD CL A USD0.0001	CommonStock		Equity
FATPU	Fat Projects Acquisition Corp UNITS	Unit		Equity
FATPW	Fat Projects Acquisition Corp Warrant	Warrant		Equity
FAUG	FT Cboe Vest U.S. Equity Buffer ETF - Aug ETF	ExchangeTradedFund		Equity
FAX	Aberdeen Asia-Pacific Income Fund, Inc. Common Stock	CommonStock		Equity
FAZ	Direxion Shares ETF Trust Direxion Daily Financial Bear 3X Shares	ExchangeTradedFund		Equity
FBC	Flagstar Bancorp, Inc. Common Stock	CommonStock		Equity
FBCG	Fidelity Blue Chip Growth ETF ETF	ExchangeTradedFund		Equity
FBCV	Fidelity Blue Chip Value ETF ETF	ExchangeTradedFund		Equity
FBGX	UBS AG FI Enhanced Large Cap Growth ETN due June 19, 2024	ExchangeTradedNote		Equity
FBHS	Fortune Brands Home & Security, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
FBIO	Fortress Biotech Inc COM USD.001	CommonStock		Equity
FBIOP	Fortress Biotech Inc 9.375% CUM PFD A	PreferredStock		Equity
FBIZ	First Business Financial Services Inc COM USD.01	CommonStock		Equity
FBK	FB Financial Corporation Common Stock, par value $1.00 per share	CommonStock		Equity
FBMS	First Bancshares Inc (The)/MS COM	CommonStock		Equity
FBNC	First Bancorp/NC COM NPV	CommonStock		Equity
FBND	Fidelity Merrimack Street Trust Fidelity Total Bond ETF	ExchangeTradedFund		Equity
FBP	First BanCorp. Common Stock	CommonStock		Equity
FBRT	Franklin BSP Realty Trust, Inc. Common Stock	CommonStock		Equity
FBRTpE	Franklin BSP Realty Trust, Inc. 7.50% Series E Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
FBRX	Forte Biosciences Inc COM	CommonStock		Equity
FBT	First Trust Exchange-Traded Fund First Trust NYSE Arca Biotechnology Index Fund	ExchangeTradedFund		Equity
FBZ	First Trust Brazil AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FC	Franklin Covey Co. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
FCA	First Trust China AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FCAL	First Trust Municipal High Income ETF ETF	ExchangeTradedFund		Equity
FCAP	First Capital Inc COM USD.01	CommonStock		Equity
FCAX	Fortress Capital Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
FCAX.U	Fortress Capital Acquisition Corp. Units, each consisting of one Class A ordinary share and one-fifth of one Warrant	Unit	Units	Equity
FCAX.WS	Fortress Capital Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FCBC	First Community Bancshares Inc COM USD1	CommonStock		Equity
FCCO	First Community Corp COM USD1.	CommonStock		Equity
FCEF	First Trust Income Opportunities ETF ETF	ExchangeTradedFund		Equity
FCEL	FuelCell Energy Inc COM NPV	CommonStock		Equity
FCF	First Commonwealth Financial Corporation Common Stock	CommonStock		Equity
FCFS	FirstCash Holdings Inc COM USD.01	CommonStock		Equity
FCG	First Trust Exchange-Traded Fund First Trust Natural Gas ETF	ExchangeTradedFund		Equity
FCLD	Fidelity Cloud Computing ETF ETF	ExchangeTradedFund		Equity
FCN	FTI Consulting, Inc. Common Stock	CommonStock		Equity
FCNCA	First Citizens BancShares Inc CL A COM USD1	CommonStock		Equity
FCNCO	First Citizens BancShares Inc 5.625 NONCM SR C	PreferredStock		Equity
FCNCP	First Citizens BancShares Inc 5.375 DEP PFD A	PreferredStock		Equity
FCO	Aberdeen Global Income Fund Inc Common Stock	CommonStock		Equity
FCOM	Fidelity Covington Trust Fidelity MSCI Communication Services Index ETF	ExchangeTradedFund		Equity
FCOR	Fidelity Merrimack Street Trust Fidelity Corporate Bond ETF	ExchangeTradedFund		Equity
FCPI	Fidelity Stocks for Inflation ETF ETF	ExchangeTradedFund		Equity
FCPT	Four Corners Property Trust, Inc. Common Stock	CommonStock		Equity
FCRD	First Eagle Alternative Capital BDC Inc COM USD.001	CommonStock		Equity
FCRX	First Eagle Alternative Capital BDC, Inc. 5.00% Notes due 2026	StructuredProduct		Equity
FCSH	Federated Hermes ETF Trust Federated Hermes Short Duration Corporate ETF	ExchangeTradedFund		Equity
FCT	First Trust Senior Floating Rate Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
FCTR	First Trust Exchange-Traded Fund - First TrusLunt U.S. Factor Rotation ETF ETF	ExchangeTradedFund		Equity
FCUV	Focus Universal Inc COM	CommonStock		Equity
FCVT	First Trust SSI Strategic Convertible Securities ETF ETF	ExchangeTradedFund		Equity
FCX	Freeport-McMoRan Inc. Common Stock	CommonStock		Equity
FDBC	Fidelity D & D Bancorp Inc COM NPV	CommonStock		Equity
FDD	First Trust Exchange-Traded Fund II First Trust STOXX European Select Dividend Index Fund	ExchangeTradedFund		Equity
FDEC	Ft Cboe Vest U.S. Equity Buffer ETF ETF	ExchangeTradedFund		Equity
FDEM	Fidelity Emerging Markets Multifactor ETF ETF	ExchangeTradedFund		Equity
FDEU	First Trust Dynamic Europe Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FDEV	Fidelity International Multifactor ETF ETF	ExchangeTradedFund		Equity
FDG	AMERICAN CENTURY FOCUSED DYNAMIC GROWTH ETF ETF	ExchangeTradedFund		Equity
FDHT	Fidelity Digital Health ETF ETF	ExchangeTradedFund		Equity
FDHY	Fidelity Covington Trust Fidelity High Yield Factor ETF	ExchangeTradedFund		Equity
FDIG	Fidelity Crypto Industry and Digital Payments ETF ETF	ExchangeTradedFund		Equity
FDIS	Fidelity Covington Trust Fidelity MSCI Consumer Discretionary Index ETF	ExchangeTradedFund		Equity
FDL	First Trust Exchange-Traded Fund First Trust Morningstar Dividend Leaders Index Fund	ExchangeTradedFund		Equity
FDLO	Fidelity Covington Trust Fidelity Low Volatility Factor ETF	ExchangeTradedFund		Equity
FDM	First Trust Exchange-Traded Fund First Trust Dow Jones Select MicroCap Index Fund	ExchangeTradedFund		Equity
FDMO	Fidelity Covington Trust Fidelity Momentum Factor ETF	ExchangeTradedFund		Equity
FDMT	4d Molecular Therapeutics Inc COM	CommonStock		Equity
FDN	First Trust Exchange-Traded Fund First Trust Dow Jones Internet Index Fund	ExchangeTradedFund		Equity
FDNI	First Trust Exchange-Traded Fund II - Dow Jones International Internet ETF ETF	ExchangeTradedFund		Equity
FDP	Fresh Del Monte Produce Inc. Ordinary Shares	CommonStock		Equity
FDRR	Fidelity Covington Trust Fidelity Dividend ETF for Rising Rates	ExchangeTradedFund		Equity
FDRV	Fidelity Electric Vehicles and Future Transportation ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
FDS	FactSet Research Systems Inc. Common Stock	CommonStock		Equity
FDT	First Trust Developed Markets ex-US AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FDTS	First Trust Developed Markets ex-US Small Cap AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FDUS	Fidus Investment Corp COM USD0.001	CommonStock		Equity
FDVV	Fidelity Covington Trust Fidelity High Dividend ETF	ExchangeTradedFund		Equity
FDWM	Fidelity Covington Trust Fidelity Womens Leadership ETF	ExchangeTradedFund		Equity
FDX	FedEx Corporation Common Stock	CommonStock		Equity
FE	FirstEnergy Corp. Common Stock	CommonStock		Equity
FEAM	5E Advanced Materials Inc COM	CommonStock		Equity
FEBZ	Trueshares Structured Outcome (February) ETF ETF	ExchangeTradedFund		Equity
FEDL	UBS AG ETRACS 2x Leveraged IFED Invest with the Fed TR Index ETN	ExchangeTradedNote		Equity
FEDM	FlexShares Trust FlexShares ESG & Climate Developed Markets ex-US Core Index Fund	ExchangeTradedFund		Equity
FEDU	Four Seasons Education (Cayman) Inc. American Depositary Shares, each two (2) ADSs representing one (1) Ordinary Share	AdrCommon		Equity
FEDX	Emles Federal Contractors ETF ETF	ExchangeTradedFund		Equity
FEEM	FlexShares Trust FlexShares ESG & Climate Emerging Markets Core Index Fund	ExchangeTradedFund		Equity
FEHY	FlexShares Trust FlexShares ESG & Climate High Yield Corporate Core Index Fund	ExchangeTradedFund		Equity
FEI	First Trust MLP and Energy Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FEIG	FlexShares Trust FlexShares ESG & Climate Investment Grade Corporate Core Index Fund	ExchangeTradedFund		Equity
FEIM	Frequency Electronics Inc. COM USD1	CommonStock		Equity
FELE	Franklin Electric Co Inc COM USD.1	CommonStock		Equity
FEM	First Trust Emerging Markets AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FEMA	Procure Disaster Recovery ETF ETF	ExchangeTradedFund		Equity
FEMB	First Trust Exchange-Traded Fund III First Trust Emerging Markets Local Currency Bond ETF ETF	ExchangeTradedFund		Equity
FEMS	First Trust Emerging Markets Small Cap AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FEMY	Femasys Inc COM USD.001	CommonStock		Equity
FEN	First Trust Energy Income and Growth Fund Common Stock	CommonStock		Equity
FENC	Fennec Pharmaceuticals Inc COM NPV	CommonStock		Equity
FENG	Phoenix New Media Limited American Depositary Shares (each representing forty-eight (48) Class A Ordinary Shares)	AdrCommon		Equity
FENY	Fidelity Covington Trust Fidelity MSCI Energy Index ETF	ExchangeTradedFund		Equity
FEO	First Trust/Aberdeen Emerging Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
FEP	First Trust Europe AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FERG	Ferguson plc Ordinary Shares	CommonStock		Equity
FET	Forum Energy Technologies Inc. Common Stock	CommonStock		Equity
FEUS	FlexShares Trust FlexShares ESG & Climate US Large Cap Core Index Fund	ExchangeTradedFund		Equity
FEUZ	First Trust Eurozone AlphaDEX ETF ETF	ExchangeTradedFund		Equity
FEVR	Northern Lights Fund Trust IV Inspire Faithward Large Cap Momentum ESG ETF	ExchangeTradedFund		Equity
FEX	First Trust Large Cap Core AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FEXD	Fintech Ecosystem Development Corp CL A COM USD0.0001	CommonStock		Equity
FEXDR	Fintech Ecosystem Development Corp. Right	Right		Equity
FEXDU	Fintech Ecosystem Development Corp UNITS	Unit		Equity
FEXDW	Fintech Ecosystem Development Corp WT EXP 040126	Warrant		Equity
FEZ	SPDR Index Shares Funds SPDR EURO STOXX 50 ETF	ExchangeTradedFund		Equity
FF	FutureFuel Corp. Common Stock	CommonStock		Equity
FFA	First Trust Enhanced Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FFBC	First Financial Bancorp. COM NPV	CommonStock		Equity
FFBW	FFBW Inc COM USD0.01	CommonStock		Equity
FFC	Flaherty & Crumrine Preferred and Income Securities Fund Incorporated Common Stock	CommonStock		Equity
FFEB	FT Cboe Vest US Equity Buffer ETF -February ETF	ExchangeTradedFund		Equity
FFHG	FormulaFolios Hedged Growth ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
FFHL	Fuwei Films (Holdings) Co Ltd ORD USD	CommonStock		Equity
FFIC	Flushing Financial Corp COM USD.01	CommonStock		Equity
FFIE	Faraday Future Intelligent Electric Inc COM USD0.0001	CommonStock		Equity
FFIEW	Faraday Future Intelligent Electric Inc WT EXP	Warrant		Equity
FFIN	First Financial Bankshares Inc COM USD10	CommonStock		Equity
FFIU	Spinnaker ETF Series UVA Unconstrained Medium-Term Fixed Income ETF	ExchangeTradedFund		Equity
FFIV	F5 Inc COM NPV	CommonStock		Equity
FFND	Northern Lights Fund Trust II The Future Fund Active ETF	ExchangeTradedFund		Equity
FFNW	First Financial Northwest Inc COM USD.01	CommonStock		Equity
FFR	First Trust Exchange-Traded Fund II First Trust FTSE EPRA/NAREIT Developed Markets Real Estate Index Fund	ExchangeTradedFund		Equity
FFSG	Northern Lights Fund Trust IV - FormulaFolios Smart Growth ETF ETF	ExchangeTradedFund		Equity
FFTG	Northern Lights Fund Trust IV - FormulaFolios Tactical Growth ETF ETF	ExchangeTradedFund		Equity
FFTI	FORMULA FOLIOS TACT INCM ETF ETF	ExchangeTradedFund		Equity
FFTY	Innovator ETFs Trust Innovator IBD 50 ETF	ExchangeTradedFund		Equity
FFWM	First Foundation Inc COM USD.001	CommonStock		Equity
FGB	First Trust Specialty Finance and Financial Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
FGBI	First Guaranty Bancshares Inc COM USD1.	CommonStock		Equity
FGBIP	First Guaranty Bancshares Inc 6.75% DEP PFD A	PreferredStock		Equity
FGD	First Trust Exchange-Traded Fund II First Trust Dow Jones Global Select Dividend Index Fund	ExchangeTradedFund		Equity
FGEN	FibroGen Inc COM USD.01	CommonStock		Equity
FGF	FG Financial Group Inc COM USD.001	CommonStock		Equity
FGFPP	FG Financial Group Inc PFD SER A	PreferredStock		Equity
FGI	FGI Industries Ltd ORD SHS USD0.0001	CommonStock		Equity
FGIWW	FGI Industries Ltd WRRRTS	Warrant		Equity
FGM	First Trust Germany AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FGMC	FG Merger Corp COM	CommonStock		Equity
FGMCU	FG Merger Corp units	Unit		Equity
FGMCW	FG Merger Corp WT EXP 061727	Warrant		Equity
FGRO	Fidelity Growth Opportunities ETF ETF	ExchangeTradedFund		Equity
FHB	First Hawaiian Inc COM USD0.01	CommonStock		Equity
FHI	Federated Hermes, Inc. Class B Common Stock	CommonStock		Equity
FHLC	Fidelity Covington Trust Fidelity MSCI Health Care Index ETF	ExchangeTradedFund		Equity
FHLT	Future Health ESG Corp COM	CommonStock		Equity
FHLTU	Future Health ESG Corp UNITS	Unit		Equity
FHLTW	Future Health ESG Corp WRTTS	Warrant		Equity
FHN	First Horizon Corporation Common Stock	CommonStock		Equity
FHNpB	First Horizon Corporation Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
FHNpC	First Horizon Corporation Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
FHNpD	First Horizon Corporation Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
FHNpE	First Horizon Corporation Depositary Shares, each representing a 1/4,000th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
FHNpF	First Horizon Corporation Depositary Shares, each representing a 1/4,000th interest in a share of Non-cumulative Perpetual Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
FHS	First High-School Education Group Co., Ltd. American Depositary Shares, each representing three Class A Ordinary Shares	AdrCommon		Equity
FHTX	Foghorn Therapeutics Inc COM USD.0001	CommonStock		Equity
FHYS	Federated Hermes ETF Trust Federated Hermes Short Duration High Yield ETF	ExchangeTradedFund		Equity
FIAC	Focus Impact Acquisition Corp COM CL A USD0.0001	CommonStock		Equity
FIACU	Focus Impact Acquisition Corp UNITS	Unit		Equity
FIACW	Focus Impact Acquisition Corp WT EXP	Warrant		Equity
FIBK	First Interstate BancSystem Inc CL A COM NPV	CommonStock		Equity
FIBR	iShares U.S. Fixed Income Balanced Risk Factor ETF ETF	ExchangeTradedFund		Equity
FICO	Fair Isaac Corporation Common Stock	CommonStock		Equity
FICS	First Trust International Developed Capital Strength ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
FICV	Frontier Investment Corp ORD SHS CL A	CommonStock		Equity
FICVU	Frontier Investment Corp UNITS	Unit		Equity
FICVW	Frontier Investment Corp WT EXP 062926	Warrant		Equity
FID	First Trust Exchange Traded Fund VI First Trust S&P International Dividend Aristocrats ETF ETF	ExchangeTradedFund		Equity
FIDI	Fidelity Covington Trust Fidelity International High Dividend ETF	ExchangeTradedFund		Equity
FIDU	Fidelity Covington Trust Fidelity MSCI Industrials Index ETF	ExchangeTradedFund		Equity
FIEE	UBS AG UBS AG FI Enhanced Europe 50 ETN due February 12, 2026	ExchangeTradedNote		Equity
FIF	First Trust Energy Infrastructure Fund Common Shares, $0.01 Par Value	CommonStock		Equity
FIG	Simplify Exchange Traded Funds Simplify Macro Strategy ETF	ExchangeTradedFund		Equity
FIGB	Fidelity Merrimack Street Trust Fidelity Investment Grade Bond ETF	ExchangeTradedFund		Equity
FIGS	FIGS, Inc. Class A Common Stock	CommonStock		Equity
FIHD	UBS AG UBS AG FI Enhanced Global High Yield ETN due March 3, 2026	ExchangeTradedNote		Equity
FILL	iShares Inc. iShares MSCI Global Energy Producers ETF	ExchangeTradedFund		Equity
FINM	Marlin Technology Corp COM CL A	CommonStock		Equity
FINMU	Marlin Technology Corp UNIT	Unit		Equity
FINMW	Marlin Technology Corp WT EXP 011226	Warrant		Equity
FINS	Angel Oak Financial Strategies Income Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
FINV	FinVolution Group American depositary shares, each representing five Class A ordinary shares	AdrCommon		Equity
FINW	Finwise Bancorp COM USD0.001	CommonStock		Equity
FINX	Global X FinTech ETF ETF	ExchangeTradedFund		Equity
FIS	Fidelity National Information Services, Inc. Common Stock	CommonStock		Equity
FISI	Financial Institutions Inc COM USD.01	CommonStock		Equity
FISK	Empire State Realty OP, L.P. Series 250 Operating Partnership Units Representing Limited Partnership Interests	CommonStock		Equity
FISR	SSGA Active Trust SPDR SSGA Fixed Income Sector Rotation ETF	ExchangeTradedFund		Equity
FISV	Fiserv Inc. COM USD.01	CommonStock		Equity
FITB	Fifth Third Bancorp COM USD6.67	CommonStock		Equity
FITBI	Fifth Third Bancorp DEP 1/1000 PFD	AdrCommon		Equity
FITBO	Fifth Third Bancorp DP SHS PFD K	Unknown		Equity
FITBP	Fifth Third Bancorp 6% NCUM PFD B	PreferredStock		Equity
FITE	SPDR Series Trust SPDR S&P Kensho Future Security ETF	ExchangeTradedFund		Equity
FIVA	Fidelity Covington Trust Fidelity International Value Factor ETF	ExchangeTradedFund		Equity
FIVE	Five Below Inc COM USD.01	CommonStock		Equity
FIVG	ETF Series Solutions Defiance Next Gen Connectivity ETF	ExchangeTradedFund		Equity
FIVN	Five9 Inc COM USD.001	CommonStock		Equity
FIVR	Strategy Shares Nasdaq 5HANDL Index ETF ETF	ExchangeTradedFund		Equity
FIW	First Trust Exchange-Traded Fund First Trust Water ETF	ExchangeTradedFund		Equity
FIX	Comfort Systems USA, Inc. Common Stock	CommonStock		Equity
FIXD	First Trust Exchange-Traded Fund VIII - First Trust TCW Opportunistic Fixed Income ETF ETF	ExchangeTradedFund		Equity
FIXX	Homology Medicines Inc COM	CommonStock		Equity
FIZZ	National Beverage Corp COM USD.01	CommonStock		Equity
FJAN	FT Cboe Vest US Equity Buffer ETF - January ETF	ExchangeTradedFund		Equity
FJP	First Trust Japan AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FJUL	Ft Cboe Vest U.S. Equity Buffer ETF ETF	ExchangeTradedFund		Equity
FJUN	First Trust Exchange-Traded Fund VIII - FT Cboe Vest U.S. Equity Buffer ETF - June ETF	ExchangeTradedFund		Equity
FKU	First Trust United Kingdom AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FKWL	Franklin Wireless Corp COM NPV	CommonStock		Equity
FL	Foot Locker, Inc. Common Stock	CommonStock		Equity
FLAC	Frazier Lifesciences Acquisition Corp COM CL A	CommonStock		Equity
FLACU	Frazier Lifesciences Acquisition Corp UNIT	Unit		Equity
FLACW	Frazier Lifesciences Acquisition Corp WT EXP 113025	Warrant		Equity
FLAG	First Light Acquisition Group, Inc. Class A Common Stock	CommonStock		Equity
FLAG.U	First Light Acquisition Group, Inc. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
FLAG.WS	First Light Acquisition Group, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FLAU	Franklin Templeton ETF Trust Franklin FTSE Australia ETF	ExchangeTradedFund		Equity
FLAX	Franklin Templeton ETF Trust Franklin FTSE Asia ex-Japan ETF	ExchangeTradedFund		Equity
FLBL	Franklin Templeton ETF Trust - Franklin Liberty Senior Loan ETF ETF	ExchangeTradedFund		Equity
FLBR	Franklin Templeton ETF Trust Franklin FTSE Brazil ETF	ExchangeTradedFund		Equity
FLC	Flaherty & Crumrine Total Return Fund Incorporated Common Stock	CommonStock		Equity
FLCA	Franklin Templeton ETF Trust Franklin FTSE Canada ETF	ExchangeTradedFund		Equity
FLCB	Franklin Templeton ETF Trust Franklin Liberty U.S. Core Bond ETF	ExchangeTradedFund		Equity
FLCH	Franklin Templeton ETF Trust Franklin FTSE China ETF	ExchangeTradedFund		Equity
FLCO	Franklin Templeton ETF Trust Franklin Liberty Investment Grade Corporate ETF	ExchangeTradedFund		Equity
FLDR	Fidelity Merrimack Street Trust - Low Duration bond factor ETF ETF	ExchangeTradedFund		Equity
FLDZ	Listed Funds Trust RiverNorth Patriot ETF	ExchangeTradedFund		Equity
FLEE	Franklin Templeton ETF Trust Franklin FTSE Europe ETF	ExchangeTradedFund		Equity
FLEH	Franklin Templeton ETF Trust Franklin FTSE Europe Hedged ETF	ExchangeTradedFund		Equity
FLEX	Flex Ltd ORD USD.01	CommonStock		Equity
FLFR	Franklin Templeton ETF Trust Franklin FTSE France ETF	ExchangeTradedFund		Equity
FLFVU	Feutune Light Acquisition Corporation UNITS	Unit		Equity
FLGB	Franklin Templeton ETF Trust Franklin FTSE United Kingdom ETF	ExchangeTradedFund		Equity
FLGC	Flora Growth Corp COM	CommonStock		Equity
FLGR	Franklin Templeton ETF Trust Franklin FTSE Germany ETF	ExchangeTradedFund		Equity
FLGT	Fulgent Genetics Inc COM USD0.0001	CommonStock		Equity
FLGV	Franklin Templeton ETF Trust Franklin Liberty U.S. Treasury Bond ETF	ExchangeTradedFund		Equity
FLHK	Franklin Templeton ETF Trust Franklin FTSE Hong Kong ETF	ExchangeTradedFund		Equity
FLHY	Franklin Templeton ETF Trust - Franklin Liberty High Yield Corporate ETF ETF	ExchangeTradedFund		Equity
FLIA	Franklin Templeton ETF Trust - Franklin Liberty International Aggregate Bond ETF ETF	ExchangeTradedFund		Equity
FLIC	First of Long Island Corp (The) COM NPV	CommonStock		Equity
FLIN	Franklin Templeton ETF Trust Franklin FTSE India ETF	ExchangeTradedFund		Equity
FLIY	Franklin Templeton ETF Trust Franklin FTSE Italy ETF	ExchangeTradedFund		Equity
FLJH	Franklin Templeton ETF Trust Franklin FTSE Japan Hedged ETF	ExchangeTradedFund		Equity
FLJP	Franklin Templeton ETF Trust Franklin FTSE Japan ETF	ExchangeTradedFund		Equity
FLKR	Franklin Templeton ETF Trust Franklin FTSE South Korea ETF	ExchangeTradedFund		Equity
FLL	Full House Resorts Inc COM USD.001	CommonStock		Equity
FLLA	Franklin Templeton ETF Trust Franklin FTSE Latin America ETF	ExchangeTradedFund		Equity
FLLV	Franklin Templeton ETF Trust Franklin Liberty U.S. Low Volatility ETF	ExchangeTradedFund		Equity
FLM	First Trust Exchange-Traded Fund II First Trust Global Engineering and Construction ETF	ExchangeTradedFund		Equity
FLMB	Franklin Templeton ETF Trust Franklin Municipal Green Bond ETF	ExchangeTradedFund		Equity
FLME	Flame Acquisition Corp. Class A Common Stock	CommonStock		Equity
FLME.U	Flame Acquisition Corp. Units, each consisting of one share of Class A Common Stock, and one-half of one Warrant	Unit	Units	Equity
FLME.WS	Flame Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
FLMI	Franklin Templeton ETF Trust Franklin Dynamic Municipal Bond ETF	ExchangeTradedFund		Equity
FLMX	Franklin Templeton ETF Trust Franklin FTSE Mexico ETF	ExchangeTradedFund		Equity
FLN	First Trust Latin America AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FLNC	Fluence Energy Inc COM CL A USD0.01	CommonStock		Equity
FLNG	FLEX LNG Ltd. Ordinary Shares	CommonStock		Equity
FLNT	Fluent Inc COM USD.0005	CommonStock		Equity
FLO	Flowers Foods, Inc. Common Stock	CommonStock		Equity
FLOT	iShares Floating Rate Bond ETF ETF	ExchangeTradedFund		Equity
FLQD	Franklin Templeton ETF Trust Franklin LibertyQ Global Dividend ETF	ExchangeTradedFund		Equity
FLQE	Franklin Templeton ETF Trust Franklin LibertyQ Emerging Markets ETF	ExchangeTradedFund		Equity
FLQG	Franklin Templeton ETF Trust Franklin LibertyQ Global Equity ETF	ExchangeTradedFund		Equity
FLQH	Franklin Templeton ETF Trust Franklin LibertyQ International Equity Hedged ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
FLQL	Franklin LibertyQ U.S. Equity ETF	ExchangeTradedFund		Equity
FLQM	Franklin LibertyQ U.S. Mid Cap Equity ETF	ExchangeTradedFund		Equity
FLQS	Franklin LibertyQ U.S. Small Cap Equity ETF	ExchangeTradedFund		Equity
FLR	Fluor Corporation Common Stock	CommonStock		Equity
FLRG	Fidelity Covington Trust Fidelity U.S. Multifactor ETF	ExchangeTradedFund		Equity
FLRN	SPDR Series Trust SPDR Bloomberg Investment Grade Floating Rate ETF	ExchangeTradedFund		Equity
FLRT	Pacer Funds Trust Pacer Pacific Asset Floating Rate High Income ETF	ExchangeTradedFund		Equity
FLS	Flowserve Corporation Common Stock	CommonStock		Equity
FLSA	Franklin Templeton ETF Trust Franklin FTSE Saudi Arabia ETF	ExchangeTradedFund		Equity
FLSP	Franklin Templeton ETF Trust Franklin Liberty Systematic Style Premia ETF	ExchangeTradedFund		Equity
FLSW	Franklin Templeton ETF Trust Franklin FTSE Switzerland ETF	ExchangeTradedFund		Equity
FLT	FleetCor Technologies, Inc. Common Stock	CommonStock		Equity
FLTB	Fidelity Merrimack Street Trust Fidelity Limited Term Bond ETF	ExchangeTradedFund		Equity
FLTN	Rareview Inflation/Deflation ETF ETF	ExchangeTradedFund		Equity
FLTR	VanEck ETF Trust VanEck Investment Grade Floating Rate ETF	ExchangeTradedFund		Equity
FLTW	Franklin Templeton ETF Trust Franklin FTSE Taiwan ETF	ExchangeTradedFund		Equity
FLUD	Franklin Templeton ETF Trust Franklin Liberty Ultra Short Bond ETF	ExchangeTradedFund		Equity
FLUX	Flux Power Holdings Inc COM	CommonStock		Equity
FLV	AMERICAN CENTURY FOCUSED LARGE CAP VALUE ETF ETF	ExchangeTradedFund		Equity
FLWS	1-800-FLOWERS.COM Inc CL A COM USD.01	CommonStock		Equity
FLXS	Flexsteel Industries Inc COM USD1	CommonStock		Equity
FLYA	SOAR Technology Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
FLYA.U	SOAR Technology Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
FLYA.WS	SOAR Technology Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FLYW	Flywire Corp COM	CommonStock		Equity
FLZA	Franklin Templeton ETF Trust Franklin FTSE South Africa ETF	ExchangeTradedFund		Equity
FM	iShares Inc. iShares MSCI Frontier and Select EM ETF	ExchangeTradedFund		Equity
FMAG	Fidelity Magellan ETF ETF	ExchangeTradedFund		Equity
FMAO	Farmers & Merchants Bancorp Inc COM NPV	CommonStock		Equity
FMAR	FT CBOE Vest US Equity Buffer ETF ETF	ExchangeTradedFund		Equity
FMAT	Fidelity Covington Trust Fidelity MSCI Materials Index ETF	ExchangeTradedFund		Equity
FMAY	Ft Cboe Vest U.S. Equity Buffer ETF ETF	ExchangeTradedFund		Equity
FMB	First Trust Managed Municipal ETF ETF	ExchangeTradedFund		Equity
FMBH	First Mid Bancshares Inc COM USD4.	CommonStock		Equity
FMC	FMC Corporation Common Stock	CommonStock		Equity
FMCX	Northern Lights Fund Trust IV FMC Excelsior Focus Equity ETF	ExchangeTradedFund		Equity
FMET	Fidelity Metaverse ETF ETF	ExchangeTradedFund		Equity
FMF	First Trust Exchange-Traded Fund V First Trust Managed Futures Strategy Fund	ExchangeTradedFund		Equity
FMHI	First Trust Exchange-Traded Fund III - First Trust Municipal High Income ETF ETF	ExchangeTradedFund		Equity
FMIL	Fidelity New Millennium ETF ETF	ExchangeTradedFund		Equity
FMIV	Forum Merger IV Corp COM	CommonStock		Equity
FMIVU	Forum Merger IV Corp UNITS	Unit		Equity
FMIVW	Forum Merger IV Corp WRRT	Warrant		Equity
FMN	Federated Hermes Premier Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FMNB	Farmers National Banc Corp/OH COM USD2.5	CommonStock		Equity
FMNY	First Trust Exchange-Traded Fund III First Trust New York Municipal High Income ETF	ExchangeTradedFund		Equity
FMQQ	Exchange Traded Concepts Trust FMQQ The Next Frontier Internet & Ecommerce ETF	ExchangeTradedFund		Equity
FMS	Fresenius Medical Care AG & Co. KGaA American Depositary Shares (Each representing 1/2 of an Ordinary Share)	AdrCommon		Equity
FMTX	Forma Therapeutics Holdings Inc COM	CommonStock		Equity
FMX	Fomento Económico Mexicano, S.A.B. de C.V. American Depositary Shares (Each rep 10 Units consisting of 10 ser B sh, 20 ser D-B sh and 20 Ser D-L sh	AdrCommon		Equity
FMY	First Trust Mortgage Income Fund Common Shares of Beneficial Interest	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
FN	Fabrinet Ordinary Shares	CommonStock		Equity
FNA	Paragon 28, Inc. Common Stock	CommonStock		Equity
FNB	F.N.B. Corporation Common Stock	CommonStock		Equity
FNBpE	F.N.B. Corporation Depositary Shares, each Representing a 1/40th Interest in a Share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
FNCB	FNCB Bancorp Inc COM USD1.25	CommonStock		Equity
FNCH	Finch Therapeutics Group Inc COM	CommonStock		Equity
FNCL	Fidelity Covington Trust Fidelity MSCI Financials Index ETF	ExchangeTradedFund		Equity
FND	Floor & Decor Holdings, Inc. Class A Common Stock, $0.001 par value per share	CommonStock		Equity
FNDA	Schwab Strategic Trust Schwab Fundamental U.S. Small Company Index ETF	ExchangeTradedFund		Equity
FNDB	Schwab Strategic Trust Schwab Fundamental U.S. Broad Market Index ETF	ExchangeTradedFund		Equity
FNDC	Schwab Strategic Trust Schwab Fundamental International Small Company Index ETF	ExchangeTradedFund		Equity
FNDE	Schwab Strategic Trust Schwab Fundamental Emerging Markets Large Company Index ETF	ExchangeTradedFund		Equity
FNDF	Schwab Strategic Trust Schwab Fundamental International Large Company Index ETF	ExchangeTradedFund		Equity
FNDX	Schwab Strategic Trust Schwab Fundamental U.S. Large Company Index ETF	ExchangeTradedFund		Equity
FNF	Fidelity National Financial, Inc. FNF Group Common Stock	CommonStock		Equity
FNGD	Bank of Montreal MicroSectors FANG+ Index -3X Inverse Leveraged ETNs due January 8, 2038	ExchangeTradedNote		Equity
FNGG	Direxion Shares ETF Trust Direxion Daily Select Large Caps & FANGs Bull 2X Shares	ExchangeTradedFund		Equity
FNGO	Bank of Montreal MicroSectors FANG+ Index 2X Leveraged ETNs due January 8, 2038	ExchangeTradedNote		Equity
FNGR	Fingermotion Inc COM	CommonStock		Equity
FNGS	Bank of Montreal MicroSectors FANG+ ETN	ExchangeTradedNote		Equity
FNGU	Bank of Montreal MicroSectors FANG+ Index 3X Leveraged ETNs due January 8, 2038	ExchangeTradedNote		Equity
FNHC	FedNat Holding Co COM USD.01	CommonStock		Equity
FNI	First Trust Exchange-Traded Fund First Trust Chindia ETF	ExchangeTradedFund		Equity
FNK	First Trust Mid Cap Value AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FNKO	Funko Inc CL A COM USD.0001	CommonStock		Equity
FNLC	First Bancorp Inc/ME (The) COM USD.01	CommonStock		Equity
FNOV	FT Cboe Vest U.S. Equity Buffer ETF -November ETF	ExchangeTradedFund		Equity
FNTC	Direxion Shares ETF Trust Direxion Daily FinTech Bull 2X Shares	ExchangeTradedFund		Equity
FNV	Franco-Nevada Corporation Common Shares	CommonStock		Equity
FNVT	Finnovate Acquisition Corp ORD SHS CL A	CommonStock		Equity
FNVTU	Finnovate Acquisition Corp UNITS	Unit		Equity
FNVTW	Finnovate Acquisition Corp WRTTS	Warrant		Equity
FNWB	First Northwest Bancorp COM	CommonStock		Equity
FNWD	Finward Bancorp COM	CommonStock		Equity
FNX	First Trust Mid Cap Core AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FNY	First Trust Mid Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FOA	Finance of America Companies Inc. Class A Common Stock	CommonStock		Equity
FOA.WS	Finance of America Companies Inc. Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
FOCS	Focus Financial Partners Inc COM	CommonStock		Equity
FOCT	FT Cboe Vest U.S. Equity Buffer ETF - October ETF	ExchangeTradedFund		Equity
FOF	Cohen & Steers Closed-End Opportunity Fund, Inc. Common Stock	CommonStock		Equity
FOLD	Amicus Therapeutics Inc COM USD.01	CommonStock		Equity
FOMO	FOMO ETF ETF	ExchangeTradedFund		Equity
FONR	Fonar Corp COM USD.0001	CommonStock		Equity
FOR	Forestar Group Inc. Common Stock	CommonStock		Equity
FORA	Forian Inc COM USD0.0001	CommonStock		Equity
FORD	Forward Industries Inc COM USD.01	CommonStock		Equity
FORG	ForgeRock, Inc. Class A Common Stock	CommonStock		Equity
FORH	ETF Opportunities Trust Formidable ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
FORM	FormFactor Inc COM USD.001	CommonStock		Equity
FORR	Forrester Research Inc COM USD.01	CommonStock		Equity
FORTY	Formula Systems (1985) Ltd SPON ADR	AdrCommon		Equity
FOSL	Fossil Group Inc COM USD.01	CommonStock		Equity
FOSLL	Fossil Group Inc 7 Senior Notes due 2026 ETN	Unknown		Equity
FOUN	Founder SPAC ORD CL A USD0.0001	CommonStock		Equity
FOUNU	Founder SPAC UNITS	Unit		Equity
FOUNW	Founder SPAC WT EXP 041928	Warrant		Equity
FOUR	Shift4 Payments, Inc. Class A Common Stock	CommonStock		Equity
FOVL	iShares Trust iShares Focused Value Factor ETF	ExchangeTradedFund		Equity
FOX	Fox Corp COM CL B	CommonStock		Equity
FOXA	Fox Corp COM CL A	CommonStock		Equity
FOXF	Fox Factory Holding Corp COM USD.001	CommonStock		Equity
FOXW	Foxwayne Enterprises Acq Corp COM CL A	CommonStock		Equity
FOXWU	Foxwayne Enterprises Acq Corp UNIT	Unit		Equity
FOXWW	Foxwayne Enterprises Acq Corp WT EX	Warrant		Equity
FPA	First Trust Asia Pacific ex-Japan AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FPAC	Far Peak Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
FPAC.U	Far Peak Acquisition Corporation Units, each consisting of one Class A ordinary share, and one-third of one redeemable warrant	Unit	Units	Equity
FPAC.WS	Far Peak Acquisition Corporation Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
FPAG	FPA Global Equity ETF ETF	ExchangeTradedFund		Equity
FPAY	FlexShopper Inc COM	CommonStock		Equity
FPE	First Trust Exchange-Traded Fund III First Trust Preferred Securities and Income ETF	ExchangeTradedFund		Equity
FPEI	First Trust Exchange-Traded Fund III First Trust Institutional Preferred Securities and Income ETF	ExchangeTradedFund		Equity
FPF	First Trust Intermediate Duration Preferred & Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FPFD	Fidelity Preferred Securities & Income ETF ETF	ExchangeTradedFund		Equity
FPH	Five Point Holdings, LLC Class A Common Shares	CommonStock		Equity
FPI	Farmland Partners Inc. Common Stock	CommonStock		Equity
FPL	First Trust New Opportunities MLP & Energy Fund Common Shares of Beneficial Interest	CommonStock		Equity
FPRO	Fidelity Real Estate Investment ETF ETF	ExchangeTradedFund		Equity
FPX	First Trust Exchange-Traded Fund First Trust US Equity Opportunities ETF	ExchangeTradedFund		Equity
FPXE	First Trust Exchange-Traded Fund II - First Trust IPOX Europe Equity Opportunities ETF ETF	ExchangeTradedFund		Equity
FPXI	First Trust Exchange-Traded Fund II First Trust International Equity Opportunities ETF ETF	ExchangeTradedFund		Equity
FQAL	Fidelity Covington Trust Fidelity Quality Factor ETF	ExchangeTradedFund		Equity
FR	First Industrial Realty Trust, Inc. Common Stock	CommonStock		Equity
FRA	BlackRock Floating Rate Income Strategies Fund, Inc. Common Stock	CommonStock		Equity
FRAF	Franklin Financial Services Corp COM NPV	CommonStock		Equity
FRBA	First Bank COM USD5	CommonStock		Equity
FRBK	Republic First Bancorp Inc COM NPV	CommonStock		Equity
FRBN	Forbion European Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
FRBNU	Forbion European Acquisition Corp UNITS	Unit		Equity
FRBNW	Forbion European Acquisition Corp WT EX 121026	Warrant		Equity
FRC	First Republic Bank Common Stock	CommonStock		Equity
FRCpH	First Republic Bank Depositary Shares, each representing a 1/40th interest in a share of 5.125% Noncumulative Perpetual Series H Preferred Stock, par value $0.01 per share	PreferredStock	Preferred Class	Equity
FRCpI	First Republic Bank Depositary Shares, each representing a 1/40th interest in a share of 5.50% Noncumulative Perpetual Series I Preferred Stock	PreferredStock	Preferred Class	Equity
FRCpJ	First Republic Bank Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.70% Noncumulative Perpetual Series J Preferred Stock	PreferredStock	Preferred Class	Equity
FRCpK	First Republic Bank Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.125% Noncumulative Perpetual Series K Preferred Stock	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
FRCpL	First Republic Bank Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.250% Noncumulative Perpetual Series L Preferred Stock	PreferredStock	Preferred Class	Equity
FRCpM	First Republic Bank Depositary Shares, each representing a 1/40th interest in a share of 4.000% Noncumulative Perpetual Series M Preferred Stock	PreferredStock	Preferred Class	Equity
FRCpN	First Republic Bank Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.500% Noncumulative Perpetual Series N Preferred Stock	PreferredStock	Preferred Class	Equity
FRD	Friedman Industries, Incorporated Common Stock	CommonStock		Equity
FRDM	Freedom 100 Emerging Markets ETF ETF	ExchangeTradedFund		Equity
FREE	Whole Earth Brands Inc COM	CommonStock		Equity
FREEW	Whole Earth Brands Inc Wrrt	Warrant		Equity
FREL	Fidelity Covington Trust Fidelity MSCI Real Estate Index ETF	ExchangeTradedFund		Equity
FREQ	Frequency Therapeutics Inc COM USD0.001	CommonStock		Equity
FREY	FREYR Battery Ordinary Shares	CommonStock		Equity
FREY.WS	FREYR Battery Warrants, each whole warrant exercisable to purchase one Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FRG	Franchise Group Inc CL A COM USD.01	CommonStock		Equity
FRGAP	Franchise Group Inc 7.50% CUM PFD A	PreferredStock		Equity
FRGE	Forge Global Holdings, Inc. Common Stock	CommonStock		Equity
FRGE.WS	Forge Global Holdings, Inc. Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
FRGI	Fiesta Restaurant Group Inc COM USD.01	CommonStock		Equity
FRGT	Freight Technologies Inc COM USD0.001	CommonStock		Equity
FRHC	Freedom Holding Corp COM USD.001	CommonStock		Equity
FRI	First Trust Exchange-Traded Fund First Trust S&P REIT Index Fund	ExchangeTradedFund		Equity
FRLA	Fortune Rise Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
FRLAU	Fortune Rise Acquisition Corp UNITS	Unit		Equity
FRLAW	Fortune Rise Acquisition Corp WT EXP 120627	Warrant		Equity
FRLN	Freeline Therapeutics Holdings plc ADR	AdrCommon		Equity
FRME	First Merchants Corp COM NPV	CommonStock		Equity
FRMEP	Level One Bancorp Inc 7.5% DP SH	Unknown		Equity
FRNW	Fidelity Clean Energy ETF ETF	ExchangeTradedFund		Equity
FRO	Frontline Ltd. Ordinary Shares	CommonStock		Equity
FROG	JFrog Ltd COM.USD.01	CommonStock		Equity
FRON	Frontier Acquisition Corp ORD CL A	CommonStock		Equity
FRONU	Frontier Acquisition Corp UNITS	Unit		Equity
FRONW	Frontier Acquisition Corp WT EXP 030426	Warrant		Equity
FRPH	FRP Holdings Inc COM NPV	CommonStock		Equity
FRPT	Freshpet Inc COM USD0.001	CommonStock		Equity
FRSG	First Reserve Sustainable Growth Corp COM CL A	CommonStock		Equity
FRSGU	First Reserve Sustainable Growth Corp UNITS	Unit		Equity
FRSGW	First Reserve Sustainable Growth Corp WRRTS	Warrant		Equity
FRSH	Freshworks Inc COM CL A USD0.00001	CommonStock		Equity
FRST	Primis Financial Corp COM USD.01	CommonStock		Equity
FRSX	Foresight Autonomous Holdings Ltd ADR	AdrCommon		Equity
FRT	Federal Realty Investment Trust Common Shares of Beneficial Interest	CommonStock		Equity
FRTY	The Alger ETF Trust Alger Mid Cap 40 ETF	ExchangeTradedFund		Equity
FRTpC	Federal Realty Investment Trust Depository Shares, each representing a 1/1000th interest in a 5.000% Series C Cumulative Redeemable Preferred Share, par value $0.01 per share	PreferredStock	Preferred Class	Equity
FRW	PWP Forward Acquisition Corp I COM CL A	CommonStock		Equity
FRWAU	PWP Forward Acquisition Corp I UNITS	Unit		Equity
FRWAW	PWP Forward Acquisition Corp I WT EXP 031226	Warrant		Equity
FRXB	Forest Road Acquisition Corp. II Class A Common Stock	CommonStock		Equity
FRXB.U	Forest Road Acquisition Corp. II Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant	Unit	Units	Equity
FRXB.WS	Forest Road Acquisition Corp. II Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
FSBC	Five Star Bancorp COM	CommonStock		Equity
FSBD	Fidelity Merrimack Street Trust Fidelity Sustainable Core Plus Bond ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
FSBW	FS Bancorp Inc COM USD.01	CommonStock		Equity
FSD	First Trust High Income Long/Short Fund Common Shares of Beneficial Interest	CommonStock		Equity
FSEA	First Seacoast Bancorp COM	CommonStock		Equity
FSEC	Fidelity Merrimack Street Trust Fidelity Investment Grade Securitized ETF	ExchangeTradedFund		Equity
FSEP	FT Cboe Vest U.S. Equity Buffer ETF ETF	ExchangeTradedFund		Equity
FSFG	First Savings Financial Group Inc COM USD.01	CommonStock		Equity
FSI	Flexible Solutions International, Inc. Common Stock	CommonStock		Equity
FSIG	First Trust Exchange-Traded Fund IV First Trust Limited Duration Investment Grade Corporate ETF	ExchangeTradedFund		Equity
FSK	FS KKR Capital Corp. Common Stock	CommonStock		Equity
FSLD	Fidelity Merrimack Street Trust Fidelity Sustainable Low Duration Bond ETF	ExchangeTradedFund		Equity
FSLR	First Solar Inc COM USD.001	CommonStock		Equity
FSLY	Fastly, Inc. Class A Common Stock	CommonStock		Equity
FSM	Fortuna Silver Mines Inc. Common shares, no par value	CommonStock		Equity
FSMB	First Trust Exchange-Traded Fund III First Trust Short Duration Managed Municipal ETF	ExchangeTradedFund		Equity
FSMD	Fidelity Covington Trust Fidelity Small-Mid Multifactor ETF	ExchangeTradedFund		Equity
FSMO	Fidelity Small Mid Cap Opportunities ETF ETF	ExchangeTradedFund		Equity
FSNB	Fusion Acquisition Corp. II Class A Common Stock	CommonStock		Equity
FSNB.U	Fusion Acquisition Corp. II Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
FSNB.WS	Fusion Acquisition Corp. II Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FSP	Franklin Street Properties Corp Common Stock	CommonStock		Equity
FSR	Fisker Inc. Class A common stock	CommonStock		Equity
FSRD	Fast Radius Inc COM CL A	CommonStock		Equity
FSRDW	Fast Radius Inc WT EXP 021128	Warrant		Equity
FSRX	FinServ Acquisition Corp II COM CL A	CommonStock		Equity
FSRXU	FinServ Acquisition Corp II UNITS	Unit		Equity
FSRXW	FinServ Acquisition Corp II WT EXP 021726	Warrant		Equity
FSS	Federal Signal Corporation Common Stock	CommonStock		Equity
FSSI	Fortistar Sustainable Solutions Corp COM CL A	CommonStock		Equity
FSSIU	Fortistar Sustainable Solutions Corp UNITS	Unit		Equity
FSSIW	Fortistar Sustainable Solutions Corp WT EXP 011426	Warrant		Equity
FSST	Fidelity Covington Trust Fidelity Sustainable U.S. Equity ETF	ExchangeTradedFund		Equity
FST	FAST Acquisition Corp. Class A Common Stock	CommonStock		Equity
FST.U	FAST Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
FST.WS	FAST Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
FSTA	Fidelity Covington Trust Fidelity MSCI Consumer Staples Index ETF	ExchangeTradedFund		Equity
FSTR	L.B. Foster Co COM USD.01	CommonStock		Equity
FSTX	F-star Therapeutics Inc COM	CommonStock		Equity
FSV	FirstService Corp COM	CommonStock		Equity
FSYD	Fidelity Covington Trust Fidelity Sustainable High Yield ETF	ExchangeTradedFund		Equity
FSZ	First Trust Switzerland AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FT	Franklin Universal Trust Shares of Beneficial Interest	CommonStock		Equity
FTA	First Trust Large Cap Value AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FTAA	FTAC Athena Acquisition Corp ORD CL A	CommonStock		Equity
FTAAU	FTAC Athena Acquisition Corp UNITS	Unit		Equity
FTAAW	FTAC Athena Acquisition Corp WT EXP 030126	Warrant		Equity
FTAG	First Trust Exchange-Traded Fund II First Trust Indxx Global Agriculture ETF ETF	ExchangeTradedFund		Equity
FTAI	Fortress Transportation and Infrastructure Investors LLC COM USD0.01	CommonStock		Equity
FTAIN	Fortress Transportation and Infrastructure Investors LLC 8.25 RED PFD C	PreferredStock		Equity
FTAIO	Fortress Transportation and Infrastructure Investors LLC CUM PFD SER B	PreferredStock		Equity
FTAIP	Fortress Transportation and Infrastructure Investors LLC PFD 8.25	PreferredStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
FTC	First Trust Exchange Traded AlphaDEX Fund First Trust Large Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FTCH	Farfetch Limited Class A ordinary shares	CommonStock		Equity
FTCI	FTC Solar Inc COM	CommonStock		Equity
FTCS	First Trust Exchange Traded Fund First Trust Capital Strength ETF DB STRAT VAL INDX	ExchangeTradedFund		Equity
FTCV	Fintech Acquisition Corp V COM CL A	CommonStock		Equity
FTCVU	Fintech Acquisition Corp V UNITS	Unit		Equity
FTCVW	Fintech Acquisition Corp V Wrrt	Warrant		Equity
FTDR	Frontdoor Inc COM	CommonStock		Equity
FTDS	First Trust Dividend Strength ETF EQ ALLCTN IDX	ExchangeTradedFund		Equity
FTEC	Fidelity Covington Trust Fidelity MSCI Information Technology Index ETF	ExchangeTradedFund		Equity
FTEK	Fuel Tech Inc COM USD.01	CommonStock		Equity
FTEV	FinTech Evolution Acquisition Group Class A Ordinary Shares	CommonStock		Equity
FTEV.U	FinTech Evolution Acquisition Group Units, each consisting of one Class A Ordinary Share, and one-third of one redeemable warrant	Unit	Units	Equity
FTEV.WS	FinTech Evolution Acquisition Group Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	Warrant	Warrants	Equity
FTF	Franklin Limited Duration Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
FTFT	Future FinTech Group Inc COM	CommonStock		Equity
FTGC	First Trust Exchange-Traded Fund VII - First Trust Global Tactical Commodity Strategy Fund ETF	ExchangeTradedFund		Equity
FTHI	First Trust BuyWrite Income ETF ETF	ExchangeTradedFund		Equity
FTHM	Fathom Holdings Inc COM	CommonStock		Equity
FTHY	First Trust High Yield Opportunities 2027 Term Fund Common Stock	CommonStock		Equity
FTI	TechnipFMC plc Ordinary Shares	CommonStock		Equity
FTII	FutureTech II Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
FTIIU	FutureTech II Acquisition Corp UNITS	Unit		Equity
FTIIW	FutureTech II Acquisition Corp WT EXP 122322	Warrant		Equity
FTK	Flotek Industries, Inc. Common Stock	CommonStock		Equity
FTLS	First Trust Exchange-Traded Fund III First Trust Long/Short Equity ETF	ExchangeTradedFund		Equity
FTNT	Fortinet Inc COM USD.001	CommonStock		Equity
FTPA	FTAC Parnassus Acquisition Corp COM CL A	CommonStock		Equity
FTPAU	FTAC Parnassus Acquisition Corp UNITS	Unit		Equity
FTPAW	FTAC Parnassus Acquisition Corp WT EXP 031026	Warrant		Equity
FTQI	First Trust Hedged BuyWrite Income ETF ETF	ExchangeTradedFund		Equity
FTRI	First Trust Indxx Global Natural Resources Income ETF ETF	ExchangeTradedFund		Equity
FTRP	Field Trip Health Ltd COM NEW	CommonStock		Equity
FTS	Fortis Inc. Common Shares	CommonStock		Equity
FTSD	Franklin ETF Trust Franklin Liberty Short Duration U.S. Government ETF	ExchangeTradedFund		Equity
FTSL	First Trust Exchange-Traded Fund IV Senior Loan Fund ETF	ExchangeTradedFund		Equity
FTSM	First Trust Exchange Traded Fund IV - First Trust Enhanced Short Maturity ETF ETF	ExchangeTradedFund		Equity
FTV	Fortive Corporation Common Stock	CommonStock		Equity
FTVI	FinTech Acquisition Corp VI COM CL A	CommonStock		Equity
FTVIU	FinTech Acquisition Corp VI UNITS	Unit		Equity
FTVIW	FinTech Acquisition Corp VI WT EXP 033126	Warrant		Equity
FTXG	First Trust Nasdaq Food & Beverage ETF ETF	ExchangeTradedFund		Equity
FTXH	First Trust Nasdaq Pharmaceuticals ETF ETF	ExchangeTradedFund		Equity
FTXL	First Trust Nasdaq Semiconductor ETF ETF	ExchangeTradedFund		Equity
FTXN	First Trust Nasdaq Oil & Gas ETF ETF	ExchangeTradedFund		Equity
FTXO	First Trust Nasdaq Bank ETF ETF	ExchangeTradedFund		Equity
FTXR	First Trust Nasdaq Transportation ETF ETF	ExchangeTradedFund		Equity
FUBO	fuboTV Inc. Common Stock	CommonStock		Equity
FUE	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the ICE BofAML Commodity Index eXtra Biofuels Total Return	ExchangeTradedNote		Equity
FUL	H.B. Fuller Company Common Stock	CommonStock		Equity
FULC	Fulcrum Therapeutics Inc COM USD0.001	CommonStock		Equity
FULT	Fulton Financial Corp COM USD2.5	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
FULTP	Fulton Financial Corp DEP PER PFD SR A	Unknown		Equity
FUMB	First Trust Exchange-Traded Fund III First Trust Ultra Short Duration Municipal ETF	ExchangeTradedFund		Equity
FUN	Cedar Fair, L.P. Depositary Shares (Representing Units of Limited Partner Interests)	CommonStock		Equity
FUNC	First United Corp COM NPV	CommonStock		Equity
FUND	Sprott Focus Trust Inc COM NPV	CommonStock		Equity
FUNL	Cornercap FundametricsLarge Cap ETF ETF	ExchangeTradedFund		Equity
FURY	Fury Gold Mines Limited Common Shares	CommonStock		Equity
FUSB	First US Bancshares Inc COM USD.01	CommonStock		Equity
FUSN	Fusion Pharmaceuticals Inc COM	CommonStock		Equity
FUTU	Futu Holdings Ltd ADS	AdrCommon		Equity
FUTY	Fidelity Covington Trust Fidelity MSCI Utilities Index ETF	ExchangeTradedFund		Equity
FUV	Arcimoto Inc COM	CommonStock		Equity
FV	First Trust Exchange-Traded Trust VI Dorsey Wright Focus 5 ETF ETF	ExchangeTradedFund		Equity
FVAL	Fidelity Covington Trust Fidelity Value Factor ETF	ExchangeTradedFund		Equity
FVAM	501 Acquisition Corp COM CL A	CommonStock		Equity
FVC	First Trust Exchange-Traded Trust VI Dorsey Wright Dynamic Focus 5 ETF ETF	ExchangeTradedFund		Equity
FVCB	FVCBankcorp Inc COM	CommonStock		Equity
FVD	First Trust Exchange-Traded Fund First Trust Value Line Dividend Index Fund	ExchangeTradedFund		Equity
FVIV	Fortress Value Acquisition Corp. IV Class A Common Stock	CommonStock		Equity
FVIV.U	Fortress Value Acquisition Corp. IV Units, each consisting of one share of Class A common stock and one-eighth of one redeemable warrant	Unit	Units	Equity
FVIV.WS	Fortress Value Acquisition Corp. IV Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FVRR	Fiverr International Ltd. Ordinary shares, no par value	CommonStock		Equity
FVT	Fortress Value Acquisition Corp. III Class A Common Stock	CommonStock		Equity
FVT.U	Fortress Value Acquisition Corp. III Units, each consisting of one share of Class A common stock and one-fifth of one Warrant	Unit	Units	Equity
FVT.WS	Fortress Value Acquisition Corp. III Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FWAC	Fifth Wall Acquisition Corp III COM USD.0001	CommonStock		Equity
FWBI	First Wave BioPharma Inc COM USD.0001	CommonStock		Equity
FWONA	Formula One Group - The Liberty Media Group MEDIA COM SER A	CommonStock		Equity
FWONK	Formula One Group - The Liberty Media Group MEDIA COM SER C	CommonStock		Equity
FWP	Forward Pharma A/S ADR	AdrCommon		Equity
FWRD	Forward Air Corp COM USD.01	CommonStock		Equity
FWRG	First Watch Restaurant Group Inc COM USD0.01	CommonStock		Equity
FXA	Invesco CurrencyShares Australian Dollar Trust Invesco CurrencyShares Australian Dollar Trust	ExchangeTradedVehicle		Equity
FXB	Invesco CurrencyShares British Pound Sterling Trust Invesco CurrencyShares British Pound Sterling Trust	ExchangeTradedVehicle		Equity
FXC	Invesco CurrencyShares Canadian Dollar Trust Invesco CurrencyShares Canadian Dollar Trust	ExchangeTradedVehicle		Equity
FXCO	Financial Strategies Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
FXCOR	Financial Strategies Acquisition Corp. Rights	Right		Equity
FXCOW	Financial Strategies Acquisition Corp WT EXP 033128	Warrant		Equity
FXD	First Trust Exchange-Traded AlphaDEX Fund First Trust Consumer Discretionary AlphaDEX Fund	ExchangeTradedFund		Equity
FXE	Invesco CurrencyShares Euro Currency Trust Invesco CurrencyShares Euro Trust	ExchangeTradedVehicle		Equity
FXF	Invesco CurrencyShares Swiss Franc Trust Invesco CurrencyShares Swiss Franc Trust	ExchangeTradedVehicle		Equity
FXG	First Trust Exchange-Traded AlphaDEX Fund First Trust Consumer Staples AlphaDEX Fund	ExchangeTradedFund		Equity
FXH	First Trust Exchange-Traded AlphaDEX Fund First Trust Health Care AlphaDEX Fund	ExchangeTradedFund		Equity
FXI	iShares Trust iShares China Large-Cap ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
FXL	First Trust Exchange-Traded AlphaDEX Fund First Trust Technology AlphaDEX Fund	ExchangeTradedFund		Equity
FXLV	F45 Training Holdings Inc. Common Stock	CommonStock		Equity
FXN	First Trust Exchange-Traded AlphaDEX Fund First Trust Energy AlphaDEX Fund	ExchangeTradedFund		Equity
FXNC	First National Corp/VA COM USD5.	CommonStock		Equity
FXO	First Trust Exchange-Traded AlphaDEX Fund First Trust Financials AlphaDEX Fund	ExchangeTradedFund		Equity
FXP	ProShares Trust ProShares UltraShort FTSE China 50	ExchangeTradedFund		Equity
FXR	First Trust Exchange-Traded AlphaDEX Fund First Trust Industrials/Producer Durables AlphaDEX Fund	ExchangeTradedFund		Equity
FXU	First Trust Exchange-Traded AlphaDEX Fund First Trust Utilities AlphaDEX Fund	ExchangeTradedFund		Equity
FXY	Invesco CurrencyShares Japanese Yen Trust Invesco CurrencyShares Japanese Yen Trust	ExchangeTradedVehicle		Equity
FXZ	First Trust Exchange-Traded AlphaDEX Fund First Trust Materials AlphaDEX Fund	ExchangeTradedFund		Equity
FYBR	Frontier Communications Parent Inc COM USD0.01	CommonStock		Equity
FYC	First Trust Small Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FYLD	Cambria Foreign Shareholder Yield ETF ETF	ExchangeTradedFund		Equity
FYT	First Trust Small Cap Value AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FYX	First Trust Small Cap Core AlphaDEX Fund ETF	ExchangeTradedFund		Equity
FZT	FAST Acquisition Corp. II Class A Common Stock	CommonStock		Equity
FZT.U	FAST Acquisition Corp. II Units, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	Unit	Units	Equity
FZT.WS	FAST Acquisition Corp. II Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FpB	Ford Motor Company 6.20% Notes due June 1, 2059	StructuredProduct	Preferred Class	Equity
FpC	Ford Motor Company 6.000% Notes due December 1, 2059	StructuredProduct	Preferred Class	Equity
G	Genpact Limited Common Share	CommonStock		Equity
GAA	Cambria Global Asset Allocation ETF	ExchangeTradedFund		Equity
GAB	The Gabelli Equity Trust Inc. Common Stock	CommonStock		Equity
GABC	German American Bancorp Inc COM USD10	CommonStock		Equity
GABF	Gabelli ETFs Trust Gabelli Financial Services Opportunities ETF	ExchangeTradedFund		Equity
GABpG	The Gabelli Equity Trust Inc. Series G Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
GABpH	The Gabelli Equity Trust Inc. 5.00% Series H Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
GABpK	The Gabelli Equity Trust Inc. 5.00% Series K Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
GACQ	Global Consumer Acquisition Corp COM	CommonStock		Equity
GACQU	Global Consumer Acquisition Corp UNITS	Unit		Equity
GACQW	Global Consumer Acquisition Corp WT EXP 052126	Warrant		Equity
GAIA	Gaia Inc CL A COM USD.0001	CommonStock		Equity
GAIN	Gladstone Investment Corporation COM USD.001	CommonStock		Equity
GAINN	Gladstone Investment Corporation 5.00% Notes Due 2026	Unknown		Equity
GAINZ	Gladstone Investment Corp 4.875 Notes due 2028 STRUCT PROD	Unknown		Equity
GAL	SSGA Active Trust SPDR SSgA Global Allocation ETF	ExchangeTradedFund		Equity
GALT	Galectin Therapeutics Inc COM USD.001	CommonStock		Equity
GAM	General American Investors Company, Inc. Common Stock	CommonStock		Equity
GAMB	GAMBLING.COM GROUP LIMITED ORD SHS	CommonStock		Equity
GAMC	Golden Arrow Merger Corp COM CL A	CommonStock		Equity
GAMCU	Golden Arrow Merger Corp UNITS	Unit		Equity
GAMCW	Golden Arrow Merger Corp Wrrt	Warrant		Equity
GAME	Engine Gaming and Media Inc COM	CommonStock		Equity
GAMR	ETF Managers Trust Wedbush ETFMG Video Game Tech ETF	ExchangeTradedFund		Equity
GAMpB	General American Investors Company, Inc. 5.95% Cumulative Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
GAN	GAN Ltd COM	CommonStock		Equity
GANX	Gain Therapeutics Inc COM	CommonStock		Equity
GAPA	G&P Acquisition Corp. Class A Common Stock	CommonStock		Equity
GAPA.U	G&P Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
GAPA.WS	G&P Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
GAQ	Generation Asia I Acquisition Limited Class A Ordinary Shares	CommonStock		Equity
GAQ.U	Generation Asia I Acquisition Limited Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
GAQ.WS	Generation Asia I Acquisition Limited Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
GASS	StealthGas Inc COM USD.01	CommonStock		Equity
GAST	Gabelli ETFs Trust Gabelli Automation ETF	ExchangeTradedFund		Equity
GATE	Marblegate Acquisition Corp COM CL A	CommonStock		Equity
GATEU	Marblegate Acquisition Corp UNITS	Unit		Equity
GATEW	Marblegate Acquisition Corp WT EXP 083128	Warrant		Equity
GATO	Gatos Silver, Inc. Common Stock	CommonStock		Equity
GATX	GATX Corporation Common Stock	CommonStock		Equity
GAU	Galiano Gold Inc. Common Stock	CommonStock		Equity
GAZ	Barclays Bank PLC iPath Series B Bloomberg Natural Gas Subindex Total Return ETN	ExchangeTradedNote		Equity
GB	Global Blue Group Holding AG Ordinary Shares	CommonStock		Equity
GB.WS	Global Blue Group Holding AG Warrants exercisable for one Ordinary Share of Global Blue Group Holding AG at a price of $11.50 per share	Warrant	Warrants	Equity
GBAB	Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust Common Shares of Beneficial Interest	CommonStock		Equity
GBBK	Global Blockchain Acquisition Corp COM	CommonStock		Equity
GBBKR	Global Blockchain Acquisition Corp. Right	Right		Equity
GBBKW	Global Blockchain Acquisition Corp WT EXP 050927	Warrant		Equity
GBCI	Glacier Bancorp, Inc. Common Stock	CommonStock		Equity
GBDC	Golub Capital BDC Inc COM USD0.001	CommonStock		Equity
GBDV	Global Beta ETF Trust Global Beta Smart Income ETF	ExchangeTradedFund		Equity
GBF	iShares Trust iShares Government/Credit Bond ETF	ExchangeTradedFund		Equity
GBGR	Global Beta ETF Trust Global Beta Rising Stars ETF	ExchangeTradedFund		Equity
GBIL	Goldman Sachs ETF Trust Goldman Sachs Access Treasury 0-1 Year ETF	ExchangeTradedFund		Equity
GBIO	Generation Bio Co COM	CommonStock		Equity
GBL	GAMCO Investors, Inc. Class A Common Stock	CommonStock		Equity
GBLD	Invesco Exchange-Traded Fund Trust II Invesco MSCI Green Building ETF	ExchangeTradedFund		Equity
GBLI	Global Indemnity Group, LLC Class A Common Shares	CommonStock		Equity
GBLO	Global Beta ETF Trust Global Beta Low Beta ETF	ExchangeTradedFund		Equity
GBNH	Greenbrook TMS Inc ORD	CommonStock		Equity
GBNY	Generations Bancorp NY Inc COM	CommonStock		Equity
GBOX	Greenbox POS COM	CommonStock		Equity
GBR	New Concept Energy Inc. Common Stock	CommonStock		Equity
GBRG	Goldenbridge Acquisition Ltd ORD	CommonStock		Equity
GBRGR	Goldenbridge Acquisition Limited Right	Right		Equity
GBRGU	Goldenbridge Acquisition Ltd UNITS	Unit		Equity
GBRGW	Goldenbridge Acquisition Ltd WT EXP 102825	Warrant		Equity
GBS	GBS Inc COM	CommonStock		Equity
GBT	Global Blood Therapeutics Inc COM USD0.001	CommonStock		Equity
GBTG	Global Business Travel Group, Inc. Class A Common Stock	CommonStock		Equity
GBTG.WS	Global Business Travel Group, Inc. Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
GBUG	Barclays Bank PLC Pacer iPath Gold ETNs	ExchangeTradedNote		Equity
GBUY	Goldman Sachs ETF Trust Goldman Sachs Future Consumer Equity ETF	ExchangeTradedFund		Equity
GBX	The Greenbrier Companies, Inc. Common Stock	CommonStock		Equity
GCBC	Greene County Bancorp Inc COM USD.1	CommonStock		Equity
GCC	WisdomTree Trust WisdomTree Enhanced Commodity Strategy Fund	ExchangeTradedFund		Equity
GCI	Gannett Co., Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
GCIG	Valued Advisers Trust Genuine Investors ETF	ExchangeTradedFund		Equity
GCLN	Goldman Sachs Bloomberg Clean Energy Equity ETF ETF	ExchangeTradedFund		Equity
GCMG	GCM Grosvenor Inc COM CL A	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
GCMGW	GCM Grosvenor Inc WT EXP 111725	Warrant		Equity
GCO	GENESCO Inc. Common Stock	CommonStock		Equity
GCOR	Goldman Sachs ETF Trust Goldman Sachs Access U.S. Aggregate Bond ETF	ExchangeTradedFund		Equity
GCOW	Pacer Global Cash Cows Dividend ETF ETF	ExchangeTradedFund		Equity
GCP	GCP Applied Technologies Inc. Common Stock,	CommonStock		Equity
GCTK	GlucoTrack Inc COM	CommonStock		Equity
GCV	The Gabelli Convertible and Income Securities Fund, Inc. Common Stock	CommonStock		Equity
GD	General Dynamics Corporation Common Stock	CommonStock		Equity
GDDY	GoDaddy Inc. Class A Common Stock	CommonStock		Equity
GDE	WisdomTree Efficient Gold Plus Equity Strategy Fund ETF	ExchangeTradedFund		Equity
GDEN	Golden Entertainment Inc COM USD.01	CommonStock		Equity
GDIV	Harbor ETF Trust Harbor Dividend Growth Leaders ETF	ExchangeTradedFund		Equity
GDL	GDL Fund, The Common Shares of Beneficial Interest	CommonStock		Equity
GDLpC	GDL Fund, The Series C Cumulative Puttable and Callable Preferred Shares	StructuredProduct	Preferred Class	Equity
GDMA	EA Series Trust Gadsden Dynamic Multi-Asset ETF	ExchangeTradedFund		Equity
GDMN	WisdomTree Efficient Gold Plus Gold Miners Strategy Fund ETF	ExchangeTradedFund		Equity
GDNR	Gardiner Healthcare Acquisitions Corp COM USD0.0001	CommonStock		Equity
GDNRU	Gardiner Healthcare Acquisitions Corp UNITS	Unit		Equity
GDNRW	Gardiner Healthcare Acquisitions Corp WT EXP 073028	Warrant		Equity
GDO	Western Asset Global Corporate Defined Opportunity Fund Inc. Common Stock, $0.001 par value	CommonStock		Equity
GDOC	Goldman Sachs ETF Trust Goldman Sachs Future Health Care Equity ETF	ExchangeTradedFund		Equity
GDOT	Green Dot Corporation Class A Common Stock	CommonStock		Equity
GDRX	GoodRx Holdings Inc COM CL A	CommonStock		Equity
GDS	GDS Holdings Limited ADR	AdrCommon		Equity
GDST	Goldenstone Acquisition Ltd COM USD0.0001	CommonStock		Equity
GDSTR	Goldenstone Acquisition Limited Rights	Right		Equity
GDSTU	Goldenstone Acquisition Ltd UNITS	Unit		Equity
GDSTW	Goldenstone Acquisition Ltd WT EXP 071526	Warrant		Equity
GDV	The Gabelli Dividend & Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
GDVD	Northern Lights Fund Trust IV R3 Global Dividend Growth ETF	ExchangeTradedFund		Equity
GDVpH	The Gabelli Dividend & Income Trust 5.375% Series H Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
GDVpK	The Gabelli Dividend & Income Trust 4.250% Series K Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
GDX	VanEck ETF Trust VanEck Gold Miners ETF	ExchangeTradedFund		Equity
GDXD	Bank of Montreal MicroSectors Gold Miners -3X Inverse Leveraged ETNs	ExchangeTradedNote		Equity
GDXJ	VanEck ETF Trust VanEck Junior Gold Miners ETF	ExchangeTradedFund		Equity
GDXU	Bank of Montreal MicroSectors Gold Miners 3X Leveraged ETN	ExchangeTradedNote		Equity
GDYN	Grid Dynamics Holdings Inc COM	CommonStock		Equity
GE	General Electric Company Common Stock	CommonStock		Equity
GECC	Great Elm Capital Corp COM	CommonStock		Equity
GECCM	Great Elm Capital Corp 6.75 Notes due 2025 STRUCT PROD	Unknown		Equity
GECCN	Great Elm Capital Corp 6.5 NT 24 ETN	Unknown		Equity
GECCO	Great Elm Capital Corp 5.875 NT 26 ETN	Unknown		Equity
GEEX	Games & Esports Experience Acquisition Corp CL A ORD USD0.0001	CommonStock		Equity
GEEXU	Games & Esports Experience Acquisition Corp UNITS	Unit		Equity
GEEXW	Games & Esports Experience Acquisition Corp WT EXP	Warrant		Equity
GEF	Greif, Inc. Class A common stock	CommonStock		Equity
GEF.B	Greif, Inc. Class B Common Stock	CommonStock	Class	Equity
GEG	GREAT ELM GROUP INC COM USD0.001	CommonStock		Equity
GEHI	Gravitas Education Holdings, Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
GEL	Genesis Energy, L.P. Common Units representing limited partner interests	CommonStock		Equity
GEM	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Emerging Markets Equity ETF	ExchangeTradedFund		Equity
GEMD	Goldman Sachs Access Emerging Markets USD Bond ETF ETF	ExchangeTradedFund		Equity
GENC	Gencor Industries Inc COM USD.1	CommonStock		Equity
GENE	Genetic Technologies Ltd SPONSORED ADR	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
GENI	Genius Sports Limited Ordinary Shares	CommonStock		Equity
GENI.WS	Genius Sports Limited Redeemable Warrants, each whole warrant exercisable for one Ordinary Share each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
GENQ	Genesis Unicorn Capital Corp CL A COM USD0.0001	CommonStock		Equity
GENQU	Genesis Unicorn Capital Corp UNITS	Unit		Equity
GENQW	Genesis Unicorn Capital Corp WT EXP 063026	Warrant		Equity
GENY	Principal Millennials ETF ETF	ExchangeTradedFund		Equity
GEO	The GEO Group, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
GEOS	Geospace Technologies Corp COM USD.01	CommonStock		Equity
GER	Goldman Sachs MLP and Energy Renaissance Fund Common Shares	CommonStock		Equity
GERM	ETF Managers Trust ETFMG Treatments Testing and Advancements ETF	ExchangeTradedFund		Equity
GERN	Geron Corp COM USD.001	CommonStock		Equity
GES	Guess ?, Inc. Common Stock	CommonStock		Equity
GET	Getnet Adquirencia e Servicos para Meios de Pagamento S.A. ADR	AdrCommon		Equity
GEVO	Gevo Inc COM USD.01	CommonStock		Equity
GF	The New Germany Fund, Inc. Common Stock	CommonStock		Equity
GFAI	Guardforce AI Co Ltd ORD	CommonStock		Equity
GFAIW	Guardforce AI Co Ltd WT EXP 090126	Warrant		Equity
GFF	Griffon Corporation Common Stock	CommonStock		Equity
GFGD	Growth for Good Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
GFGDR	The Growth for Good Acquisition Corporation Right	Right		Equity
GFGDU	Growth for Good Acquisition Corp UNITS	Unit		Equity
GFGDW	Growth for Good Acquisition Corp WT EXP 111226	Warrant		Equity
GFGF	Guru Favorite Stocks ETF ETF	ExchangeTradedFund		Equity
GFI	Gold Fields Limited American Depositary Shares (Each representing one ordinary share, par value Rand 0.50)	AdrCommon		Equity
GFL	GFL Environmental Inc. Subordinate Voting Shares	CommonStock		Equity
GFLU	GFL Environmental Inc. Tangible Equity Units	StructuredProduct		Equity
GFOF	ETF Series Solutions Grayscale Future of Finance ETF	ExchangeTradedFund		Equity
GFOR	Graf Acquisition Corp. IV Common Stock	CommonStock		Equity
GFOR.U	Graf Acquisition Corp. IV Units, each consisting of one share of common stock, and one-fifth of one redeemable warrant	Unit	Units	Equity
GFOR.WS	Graf Acquisition Corp. IV Redeemable Warrants, each whole warrant exercisable for one share of common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
GFS	GLOBALFOUNDRIES Inc ORD SHS	CommonStock		Equity
GFX	Golden Falcon Acquisition Corp. Class A Common Stock	CommonStock		Equity
GFX.U	Golden Falcon Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	Unit	Units	Equity
GFX.WS	Golden Falcon Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
GGAA	Genesis Growth Tech Acquisition Corp CL A COM	CommonStock		Equity
GGAAU	Genesis Growth Tech Acquisition Corp UNITS	Unit		Equity
GGAAW	Genesis Growth Tech Acquisition Corp WT EXP 120826	Warrant		Equity
GGAL	Grupo Financiero Galicia Sa, Buenos Aires SP ADR 10 SH B	AdrCommon		Equity
GGB	Gerdau S.A. American Depositary Shares (Each Representing One Preferred Share, without par value)	AdrCommon		Equity
GGE	Green Giant Inc COM USD.001	CommonStock		Equity
GGG	Graco Inc. Common Stock	CommonStock		Equity
GGGV	G3 VRM Acquisition Corp COM CL A	CommonStock		Equity
GGGVR	G3 VRM Acquisition Corp. Rights	Right		Equity
GGGVU	G3 VRM Acquisition Corp UNITS	Unit		Equity
GGMC	Glenfarne Merger Corp COM CL A	CommonStock		Equity
GGMCU	Glenfarne Merger Corp UNITS	Unit		Equity
GGMCW	Glenfarne Merger Corp WTS	Warrant		Equity
GGN	GAMCO Global Gold, Natural Resources & Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
GGNpB	GAMCO Global Gold, Natural Resources & Income Trust 5.00% Series B Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
GGPI	Gores Guggenheim Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
GGPIU	Gores Guggenheim Inc UNITS	Unit		Equity
GGPIW	Gores Guggenheim Inc WRRT	Warrant		Equity
GGR	Gogoro Inc ORD SHS	CommonStock		Equity
GGROW	Gogoro Inc WT EX 040427	Warrant		Equity
GGRW	Gabelli ETFs Trust Gabelli Growth Innovators ETF	ExchangeTradedFund		Equity
GGT	The Gabelli Multimedia Trust Inc. Common Stock	CommonStock		Equity
GGTpE	The Gabelli Multimedia Trust Inc. 5.125% Series E Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
GGTpG	The Gabelli Multimedia Trust Inc. 5.125% Series G Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
GGZ	The Gabelli Global Small and Mid Cap Value Trust Common Shares of Beneficial Interest	CommonStock		Equity
GH	Guardant Health Inc COM	CommonStock		Equity
GHAC	Gaming & Hospitality Acquisition Corp COM CL A	CommonStock		Equity
GHACU	Gaming & Hospitality Acquisition Corp UNITS	Unit		Equity
GHACW	Gaming & Hospitality Acquisition Corp WT EXP 020428	Warrant		Equity
GHC	Graham Holdings Company Class B Common Stock	CommonStock		Equity
GHG	GreenTree Hospitality Group Ltd. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
GHIX	Gores Holdings IX Inc CL A COM USD0.0001	CommonStock		Equity
GHIXU	Gores Holdings IX Inc UNITS	Unit		Equity
GHIXW	Gores Holdings IX Inc WT EXP 011429	Warrant		Equity
GHL	Greenhill & Co., Inc. Common Stock	CommonStock		Equity
GHLD	Guild Holdings Company Class A Common Stock	CommonStock		Equity
GHM	Graham Corporation Common stock, par value $.10 per share	CommonStock		Equity
GHRS	GH Research PLC COM USD	CommonStock		Equity
GHSI	Guardion Health Sciences Inc COM NEW	CommonStock		Equity
GHTA	Goose Hollow Tactical Allocation ETF ETF	ExchangeTradedFund		Equity
GHY	PGIM Global High Yield Fund, Inc. Common Stock	CommonStock		Equity
GHYB	Goldman Sachs ETF Trust Goldman Sachs Access High Yield Corporate Bond ETF	ExchangeTradedFund		Equity
GHYG	iShares US & Intl High Yield Corp Bond ETF ETF	ExchangeTradedFund		Equity
GIA	GigCapital 5, Inc. Common Stock	CommonStock		Equity
GIA.U	GigCapital 5, Inc. Units, each consisting of one share of Common Stock and one Redeemable Warrant to purchase one share of Common Stock	Unit	Units	Equity
GIA.WS	GigCapital 5, Inc. Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
GIAC	Gesher I Acquisition Corp ORD SHS CL A	CommonStock		Equity
GIACU	Gesher I Acquisition Corp UNITS	Unit		Equity
GIACW	Gesher I Acquisition Corp WT EXP 041628	Warrant		Equity
GIB	CGI Inc. Class A Subordinated Shares	CommonStock		Equity
GIC	Global Industrial Company Common Stock	CommonStock		Equity
GIFI	Gulf Island Fabrication Inc COM NPV	CommonStock		Equity
GIGB	Goldman Sachs ETF Trust Goldman Sachs Access Investment Grade Corporate Bond ETF	ExchangeTradedFund		Equity
GIGE	Tidal ETF Trust - SoFi Gig Economy ETF ETF	ExchangeTradedFund		Equity
GIGM	GigaMedia Ltd ORD NT10	CommonStock		Equity
GII	SPDR Index Shares Funds SPDR S&P Global Infrastructure ETF	ExchangeTradedFund		Equity
GIII	G III Apparel Group Ltd COM USD.01	CommonStock		Equity
GIIX	GORES HOLDINGS VIII INC COM CL A	CommonStock		Equity
GIIXU	GORES HOLDINGS VIII INC UNITS	Unit		Equity
GIIXW	GORES HOLDINGS VIII INC WT EXP 030128	Warrant		Equity
GIL	Gildan Activewear Inc. Common Shares	CommonStock		Equity
GILD	Gilead Sciences Inc COM USD.001	CommonStock		Equity
GILT	Gilat Satellite Networks Ltd ORD NIS.01	CommonStock		Equity
GIM	Templeton Global Income Fund Shares of Beneficial Interest	CommonStock		Equity
GINN	Goldman Sachs ETF Trust Goldman Sachs Innovate Equity ETF	ExchangeTradedFund		Equity
GIPR	Generation Income Properties Inc COM	CommonStock		Equity
GIPRW	Generation Income Properties Inc WRTTS	Warrant		Equity
GIS	General Mills, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
GIW	GigInternational1 Inc COM	CommonStock		Equity
GIWWU	GigInternational1 Inc UNITS	Unit		Equity
GIWWW	GigInternational1 Inc WT EXP 041926	Warrant		Equity
GJH	Synthetic Fixed-Income Securities, Inc. 6.375% Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2004-6, Class A-1 (Trust for United States Cellular Corporation)	StructuredProduct		Equity
GJO	Synthetic Fixed-Income Securities, Inc. 4.65% Floating Rate STRATS Certificates, Series 2005-4	StructuredProduct		Equity
GJP	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2005-6	StructuredProduct		Equity
GJR	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2006-1 (STRATS Trust for Proctor & Gamble Securities, Series 2006-1)	StructuredProduct		Equity
GJS	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2006-2 (STRATS Trust for Goldman Sachs Group Securities, Series 2006-2)	StructuredProduct		Equity
GJT	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2006-3 (STRATS Trust for Allstate Corporation Securities, Series 2006-3)	StructuredProduct		Equity
GK	AdvisorShares Trust AdvisorShares Gerber Kawasaki ETF	ExchangeTradedFund		Equity
GKOS	Glaukos Corporation Common Stock	CommonStock		Equity
GL	Globe Life Inc. Common Stock	CommonStock		Equity
GLAD	Gladstone Capital Corp COM USD.001	CommonStock		Equity
GLBE	Global-E Online Ltd ORD SHS	CommonStock		Equity
GLBL	Cartesian Growth Corp ORD CL A	CommonStock		Equity
GLBLU	Cartesian Growth Corp UNITS	Unit		Equity
GLBLW	Cartesian Growth Corp WT EXP 022628	Warrant		Equity
GLBS	Globus Maritime Ltd COM USD0.004	CommonStock		Equity
GLBZ	Glen Burnie Bancorp COM USD1.0	CommonStock		Equity
GLCN	VanEck ETF Trust VanEck China Growth Leaders ETF	ExchangeTradedFund		Equity
GLD	SPDR Gold Trust SPDR Gold Shares	ExchangeTradedVehicle		Equity
GLDB	Strategy Shares Gold-Hedged Bond ETF ETF	ExchangeTradedFund		Equity
GLDD	Great Lakes Dredge & Dock Corp COM USD.01	CommonStock		Equity
GLDG	GoldMining Inc. Common Shares	CommonStock		Equity
GLDI	Credit Suisse X-Links Gold Shares Covered Call ETNs due February 2 2033 STRUCT PRODUCT	ExchangeTradedFund		Equity
GLDM	World Gold Trust SPDR Gold MiniShares	ExchangeTradedVehicle		Equity
GLDX	USCF ETF Trust USCF Gold Strategy Plus Income Fund	ExchangeTradedFund		Equity
GLEE	Gladstone Acquisition Corp COM CL A	CommonStock		Equity
GLEEU	Gladstone Acquisition Corp UNITS	Unit		Equity
GLEEW	Gladstone Acquisition Corp WT EXP 040126	Warrant		Equity
GLG	TD Holdings Inc COM USD0.001	CommonStock		Equity
GLHA	Glass Houses Acquisition Corp COM	CommonStock		Equity
GLHAU	Glass Houses Acquisition Corp UNITS	Unit		Equity
GLHAW	Glass Houses Acquisition Corp Wrrt	Warrant		Equity
GLIF	AGF Investments Trust AGFiQ Global Infrastructure ETF	ExchangeTradedFund		Equity
GLIN	VanEck ETF Trust VanEck India Growth Leaders ETF	ExchangeTradedFund		Equity
GLL	ProShares Trust II ProShares UltraShort Gold	ExchangeTradedVehicle		Equity
GLLI	Globalink Investment Inc COM	CommonStock		Equity
GLLIR	Globalink Investment Inc. Rights	Right		Equity
GLLIU	Globalink Investment Inc UNITS	Unit		Equity
GLLIW	Globalink Investment Inc WT EXP 120326	Warrant		Equity
GLMD	Galmed Pharmaceuticals Ltd ORD NIS.01	CommonStock		Equity
GLNG	Golar LNG Ltd COM USD1.	CommonStock		Equity
GLO	Clough Global Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
GLOB	Globant S.A. Common Shares	CommonStock		Equity
GLOGpA	GasLog Ltd. 8.75% Series A Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
GLOP	GasLog Partners LP Common Units representing limited partner interests	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
GLOPpA	GasLog Partners LP 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	PreferredStock	Preferred Class	Equity
GLOPpB	GasLog Partners LP 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	PreferredStock	Preferred Class	Equity
GLOPpC	GasLog Partners LP 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	PreferredStock	Preferred Class	Equity
GLOV	Goldman Sachs ActiveBeta World Low Vol Plus Equity ETF ETF	ExchangeTradedFund		Equity
GLP	Global Partners LP Common Units Representing Limited Partner Interests	CommonStock		Equity
GLPG	Galapagos NV SPON ADR	AdrCommon		Equity
GLPI	Gaming and Leisure Properties Inc COM USD0.01	CommonStock		Equity
GLPpA	Global Partners LP 9.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests	PreferredStock	Preferred Class	Equity
GLPpB	Global Partners LP 9.50% Series B Fixed Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests	PreferredStock	Preferred Class	Equity
GLQ	Clough Global Equity Fund Common Shares of Beneficial Interest	CommonStock		Equity
GLRE	Greenlight Capital Re Ltd CL A ORD USD.1	CommonStock		Equity
GLRY	Northern Lights Fund Trust IV Inspire Faithward Mid Cap Momentum ESG ETF	ExchangeTradedFund		Equity
GLS	Gelesis Holdings, Inc. Common Stock	CommonStock		Equity
GLS.WS	Gelesis Holdings, Inc. Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
GLSI	Greenwich Lifesciences Inc COM	CommonStock		Equity
GLSPT	Global SPAC Partners Co SUBUNITS	Unknown		Equity
GLSPU	Global SPAC Partners Co UNITS	Unit		Equity
GLSPW	Global SPAC Partners Co WT EXP 113027	Warrant		Equity
GLT	Glatfelter Corporation Common Stock, $0.01 par value	CommonStock		Equity
GLTA	Galata Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
GLTA.U	Galata Acquisition Corp. Units, each consisting of one class A ordinary share and one-half of one warrant	Unit	Units	Equity
GLTA.WS	Galata Acquisition Corp. Warrants, each whole warrant exercisable for one class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
GLTO	Galecto Inc COM USD.00001	CommonStock		Equity
GLTR	abrdn Precious Metals Basket ETF Trust abrdn Physical Precious Metals Basket Shares ETF	ExchangeTradedVehicle		Equity
GLU	The Gabelli Global Utility & Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
GLUE	Monte Rosa Therapeutics Inc COM	CommonStock		Equity
GLUpA	The Gabelli Global Utility & Income Trust Series A Cumulative Puttable and Callable Preferred Shares	PreferredStock	Preferred Class	Equity
GLUpB	The Gabelli Global Utility & Income Trust Series B Cumulative Puttable and Callable	PreferredStock	Preferred Class	Equity
GLUr	The Gabelli Global Utility & Income Trust Rights (expiring June 23, 2022)	Right	Rights	Equity
GLV	Clough Global Dividend and Income Fund Common Shares of beneficial interest	CommonStock		Equity
GLW	Corning Incorporated Common Stock	CommonStock		Equity
GLYC	GlycoMimetics Inc COM USD.001	CommonStock		Equity
GLpD	Globe Life Inc. 4.25% Junior Subordinated Debentures due 2061	StructuredProduct	Preferred Class	Equity
GM	General Motors Company Common Stock	CommonStock		Equity
GMAB	Genmab A/S SPONSORED ADR	AdrCommon		Equity
GMBL	eSports Entertainment Group Inc COM	CommonStock		Equity
GMBLP	eSports Entertainment Group Inc 10% CONV PFD A	PreferredStock		Equity
GMBLW	eSports Entertainment Group Inc *W EXP 99/99/9999	Warrant		Equity
GMBLZ	eSports Entertainment Group Inc WT EXP 030227	Warrant		Equity
GMDA	Gamida Cell Ltd ORD	CommonStock		Equity
GME	GameStop Corp. Class A Common Stock	CommonStock		Equity
GMED	Globus Medical, Inc. Class A Common Stock	CommonStock		Equity
GMET	VanEck ETF Trust VanEck Green Metals ETF	ExchangeTradedFund		Equity
GMF	SPDR Index Shares Funds SPDR S&P Emerging Asia Pacific ETF	ExchangeTradedFund		Equity
GMFI	Aetherium Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
GMFIU	Aetherium Acquisition Corp UNITS	Unit		Equity
GMFIW	Aetherium Acquisition Corp WT EXP 122126	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
GMGI	Golden Matrix Group Inc COM	CommonStock		Equity
GMOM	Cambria Global Momentum ETF ETF	ExchangeTradedFund		Equity
GMRE	Global Medical REIT Inc. Common Stock	CommonStock		Equity
GMREpA	Global Medical REIT Inc. Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
GMS	GMS Inc. Common Stock	CommonStock		Equity
GMTX	Gemini Therapeutics Inc COM CL A	CommonStock		Equity
GMVD	G Medical Innovations Holdings Ltd ORD	CommonStock		Equity
GMVDW	G Medical Innovations Holdings Ltd WT EXP 063025	Warrant		Equity
GNAC	Group Nine Acquisition Corp COM CL A	CommonStock		Equity
GNACU	Group Nine Acquisition Corp UNIT	Unit		Equity
GNACW	Group Nine Acquisition Corp WT EXP 011426	Warrant		Equity
GNE	Genie Energy Ltd. Class B Common Stock, $0.01par value	CommonStock		Equity
GNEpA	Genie Energy Ltd. Series 2012-A Preferred Stock	PreferredStock	Preferred Class	Equity
GNFT	Genfit SA ADS	AdrCommon		Equity
GNK	Genco Shipping & Trading Limited Common Stock	CommonStock		Equity
GNL	Global Net Lease, Inc. Common Stock	CommonStock		Equity
GNLN	Greenlane Holdings Inc COM CL A	CommonStock		Equity
GNLpA	Global Net Lease, Inc. 7.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	Preferred Class	Equity
GNLpB	Global Net Lease, Inc. 6.875% Series B Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
GNMA	iShares GNMA Bond ETF ETF	ExchangeTradedFund		Equity
GNOM	Global X Funds - Global X Genomics & Biotechnology ETF ETF	ExchangeTradedFund		Equity
GNPX	Genprex Inc COM 0.001 USD	CommonStock		Equity
GNR	SPDR Index Shares Funds SPDR S&P Global Natural Resources ETF	ExchangeTradedFund		Equity
GNRC	Generac Holdings Inc. Common Stock	CommonStock		Equity
GNS	Genius Group Limited Ordinary Shares	CommonStock		Equity
GNSS	Genasys Inc COM USD.00001	CommonStock		Equity
GNT	GAMCO Natural Resources, Gold & Income Trust Common Stock, $0.001 par value	CommonStock		Equity
GNTA	Genenta Science S.p.A. ADS	AdrCommon		Equity
GNTX	Gentex Corporation COM USD.06	CommonStock		Equity
GNTY	Guaranty Bancshares Inc COM USD1	CommonStock		Equity
GNTpA	GAMCO Natural Resources, Gold & Income Trust 5.20% Series A Cumulative Preferred Shares, par value $0.001 per share	PreferredStock	Preferred Class	Equity
GNUS	Genius Brands International Inc COM	CommonStock		Equity
GNW	Genworth Financial, Inc. Class A Common Stock	CommonStock		Equity
GO	Grocery Outlet Inc COM USD0.001	CommonStock		Equity
GOAC	GO Acquisition Corp. Class A Common Stock	CommonStock		Equity
GOAC.U	GO Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	Unit	Units	Equity
GOAC.WS	GO Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
GOAU	ETF Series Solutions US Global GO GOLD and Precious Metal Miners ETF	ExchangeTradedFund		Equity
GOBI	Gobi Acquisition Corp COM CL A	CommonStock		Equity
GOCO	GoHealth Inc COM CL A USD0.0001	CommonStock		Equity
GOED	1847 Goedeker Inc. Common Stock	CommonStock		Equity
GOED.WS	1847 Goedeker Inc. Warrants to Purchase Common Stock	Warrant	Warrants	Equity
GOEV	Canoo Inc COM CL A	CommonStock		Equity
GOEVW	Canoo Inc WT EXP 122125	Warrant		Equity
GOEX	Global X Funds Global X Gold Explorers ETF	ExchangeTradedFund		Equity
GOF	Guggenheim Strategic Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
GOGL	Golden Ocean Group Ltd COM USD.01	CommonStock		Equity
GOGN	GoGreen Investments Corporation Class A Ordinary Shares	CommonStock		Equity
GOGN.U	GoGreen Investments Corporation Units, each consisting of one Class A ordinary share and one half of one redeemable warrant	Unit	Units	Equity
GOGN.WS	GoGreen Investments Corporation Redeemable Warrants	Warrant	Warrants	Equity
GOGO	Gogo Inc COM USD0.0001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
GOL	Gol Linhas Aéreas Inteligentes S.A. American Depositary Share (each representing two (2) preferred shares)	AdrCommon		Equity
GOLD	Barrick Gold Corporation Common Shares	CommonStock		Equity
GOLF	Acushnet Holdings Corp. Common Stock, par value $0.001 per share	CommonStock		Equity
GOOD	Gladstone Commercial Corp COM USD.001	CommonStock		Equity
GOODN	Gladstone Commercial Corp PFD SER E	PreferredStock		Equity
GOODO	Gladstone Commercial Corp PFD SER G	PreferredStock		Equity
GOOG	Alphabet Inc CL C COM USD.001	CommonStock		Equity
GOOGL	Alphabet Inc CL A COM USD.001	CommonStock		Equity
GOOS	Canada Goose Holdings Inc. Subordinate voting shares, no par value	CommonStock		Equity
GORO	Gold Resource Corporation Common stock	CommonStock		Equity
GOSS	Gossamer Bio Inc COM	CommonStock		Equity
GOTU	Gaotu Techedu Inc. American Depositary Shares, three of which representing two Class A Ordinary Shares	AdrCommon		Equity
GOVT	iShares U.S. Treasury Bond ETF ETF	ExchangeTradedFund		Equity
GOVX	Geovax Labs Inc COM USD.001	CommonStock		Equity
GOVXW	GeoVax Labs, Inc. Warrants	Warrant		Equity
GOVZ	Ishares 25 Year Treasury Strips Bond ETF ETF	ExchangeTradedFund		Equity
GP	Greenpower Motor Co Inc COM NPV	CommonStock		Equity
GPAC	Global Partner Acquisition Corp II COM	CommonStock		Equity
GPACU	Global Partner Acquisition Corp II UNIT	Unit		Equity
GPACW	Global Partner Acquisition Corp II WT EXP 010626	Warrant		Equity
GPAL	Goldman Sachs ActiveBeta Paris-Aligned Climate US Large Cap Equity ETF ETF	ExchangeTradedFund		Equity
GPC	Genuine Parts Company Common Stock	CommonStock		Equity
GPCO	Golden Path Acquisition Corp ORD SHS	CommonStock		Equity
GPCOR	Golden Path Acquisition Corporation Rights	Right		Equity
GPCOU	Golden Path Acquisition Corp UNIT	Unit		Equity
GPCOW	Golden Path Acquisition Corp WT EXP 013128	Warrant		Equity
GPI	Group 1 Automotive, Inc. Common Stock	CommonStock		Equity
GPJA	Georgia Power Company Series 2017A 5.00% Junior Subordinated Notes due October 1, 2077	StructuredProduct		Equity
GPK	Graphic Packaging Holding Company Common Stock	CommonStock		Equity
GPL	Great Panther Mining Limited Common Shares	CommonStock		Equity
GPMT	Granite Point Mortgage Trust Inc. Common Stock	CommonStock		Equity
GPMTpA	Granite Point Mortgage Trust Inc. 7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
GPN	Global Payments Inc. Common Stock	CommonStock		Equity
GPOR	Gulfport Energy Corporation Common Stock	CommonStock		Equity
GPP	Green Plains Partners LP COM LP UNIT NPV	Unit		Equity
GPRE	Green Plains Inc COM USD.001	CommonStock		Equity
GPRK	GeoPark Limited Common shares, par value US$0.001 per share	CommonStock		Equity
GPRO	GoPro Inc CL A COM USD.0001	CommonStock		Equity
GPS	Gap, Inc. Common Stock	CommonStock		Equity
GQRE	FlexShares Trust FlexShares Global Quality Real Estate Index Fund	ExchangeTradedFund		Equity
GRAB	Grab Holdings Limited CL A ORD	CommonStock		Equity
GRABW	Grab Holdings Limited WT EXP 120126	Warrant		Equity
GRAY	Graybug Vision Inc COM USD.0001	CommonStock		Equity
GRBK	Green Brick Partners, Inc. Common Stock	CommonStock		Equity
GRBKpA	Green Brick Partners, Inc. Depositary Shares (each representing a 1/1000th fractional interest in a share of 5.75% Series A Cumulative Perpetual Preferred Stock)	PreferredStock	Preferred Class	Equity
GRC	The Gorman-Rupp Company Common Shares, without par value	CommonStock		Equity
GRCL	Gracell Biotechhnologies Inc ADR	AdrCommon		Equity
GRCY	Greencity Acquisition Corporation COM	CommonStock		Equity
GRCYU	Greencity Acquisition Corporation UNITS	Unit		Equity
GRCYW	Greencity Acquisition Corporation WT EXP 043026	Warrant		Equity
GREE	Greenidge Generation Holdings Inc COM CL A USD0.0001	CommonStock		Equity
GREEL	Greenidge Generation Holdings Inc 8.50 Senior Notes due 2026 ETN	Unknown		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
GREI	Goldman Sachs ETF Trust Goldman Sachs Future Real Estate and Infrastructure Equity ETF	ExchangeTradedFund		Equity
GREK	Global X Funds Global X MSCI Greece ETF	ExchangeTradedFund		Equity
GRES	IndexIQ ETF Trust IQ Global Resources ETF	ExchangeTradedFund		Equity
GRF	Eagle Capital Growth Fund Inc Common Stock	CommonStock		Equity
GRFS	Grifols S A SPON ADR RP .5 CL B	AdrCommon		Equity
GRID	First Trust NASDAQ Clean Edge Smart Grid Infrastructure Index Fund ETF	ExchangeTradedFund		Equity
GRIL	Muscle Maker Inc COM	CommonStock		Equity
GRIN	Grindrod Shipping Holdings Ltd COM USD1	CommonStock		Equity
GRMN	Garmin Ltd. Registered Shares	CommonStock		Equity
GRN	Barclays Bank PLC iPath Series B Carbon Exchange-Traded Notes	ExchangeTradedNote		Equity
GRNA	GreenLight Biosciences Holdings COM	CommonStock		Equity
GRNAW	GreenLight Biosciences Holdings WT EXP 020227	Warrant		Equity
GRNB	VanEck ETF Trust VanEck Green Bond ETF	ExchangeTradedFund		Equity
GRNQ	Greenpro Capital Corp COM	CommonStock		Equity
GRNR	Global X Green Building ETF ETF	ExchangeTradedFund		Equity
GROM	Grom Social Enterprises Inc COM	CommonStock		Equity
GROMW	Grom Social Enterprises Inc WT EXP 061726	Warrant		Equity
GROV	Grove Collaborative Holdings, Inc. Class A Common Stock	CommonStock		Equity
GROV.WS	Grove Collaborative Holdings, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
GROW	U.S. Global Investors Inc CL A COM USD.05	CommonStock		Equity
GROY	Gold Royalty Corp. Common Shares	CommonStock		Equity
GROY.WS	Gold Royalty Corp. Warrants, each warrant exercisable for one common share at an exercise price of $7.50	Warrant	Warrants	Equity
GRP.U	Granite Real Estate Investment Trust Stapled Units, each consisting of one unit of Granite Real Estate Investment Trust and one common share of Granite REIT Inc.	Unit	Units	Equity
GRPH	Graphite Bio Inc COM USD.00001	CommonStock		Equity
GRPN	Groupon Inc COM USD0.0001	CommonStock		Equity
GRTS	Gritstone Bio Inc COM	CommonStock		Equity
GRTX	Galera Therapeutics Inc COM	CommonStock		Equity
GRU	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the ICE BofAML Commodity Index eXtra Grains Total Return	ExchangeTradedNote		Equity
GRVI	Grove Inc COM	CommonStock		Equity
GRVY	GRAVITY Co Ltd ADR	AdrCommon		Equity
GRWG	GrowGeneration Corp COM	CommonStock		Equity
GRX	The Gabelli Healthcare & Wellness Trust Common Shares of Beneficial Interest	CommonStock		Equity
GRZZ	Listed Funds Trust Grizzle Growth ETF	ExchangeTradedFund		Equity
GS	Goldman Sachs Group, Inc., The Common Stock	CommonStock		Equity
GSAQ	Global Synergy Acquisition Corp CL A SHS	CommonStock		Equity
GSAQU	Global Synergy Acquisition Corp UNIT	Unit		Equity
GSAQW	Global Synergy Acquisition Corp WT EXP 122225	Warrant		Equity
GSAT	Globalstar Inc. Voting Common Stock par value $0.0001 per share	CommonStock		Equity
GSBC	Great Southern Bancorp Inc COM NPV	CommonStock		Equity
GSBD	Goldman Sachs BDC, Inc. Common Stock	CommonStock		Equity
GSEE	Goldman Sachs MarketBeta Emerging Markets Equity ETF	ExchangeTradedFund		Equity
GSEU	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Europe Equity ETF	ExchangeTradedFund		Equity
GSEV	Gores Holdings VII Inc COM CL A	CommonStock		Equity
GSEVU	Gores Holdings VII Inc UNITS	Unit		Equity
GSEVW	Gores Holdings VII Inc WT EXP 022528	Warrant		Equity
GSEW	Goldman Sachs Equal Weight U.S. Large Cap Equity ETF ETF	ExchangeTradedFund		Equity
GSFP	Goldman Sachs ETF Trust Goldman Sachs Future Planet Equity ETF	ExchangeTradedFund		Equity
GSG	iShares S&P GSCI Commodity-Indexed Trust Shares (Units of Beneficial Interest)	ExchangeTradedVehicle		Equity
GSHD	Goosehead Insurance Inc COM Cl A USD0.01	CommonStock		Equity
GSID	Goldman Sachs MarketBeta International Equity ETF	ExchangeTradedFund		Equity
GSIE	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta International Equity ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
GSIG	Goldman Sachs ETF Trust Goldman Sachs Access Investment Grade Corporate 1-5 Year Bond ETF	ExchangeTradedFund		Equity
GSIT	GSI Technology Inc COM USD.001	CommonStock		Equity
GSJY	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Japan Equity ETF	ExchangeTradedFund		Equity
GSK	GSK plc American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon		Equity
GSL	Global Ship Lease, Inc. Class A Common Shares	CommonStock		Equity
GSLC	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta U.S. Large Cap Equity ETF	ExchangeTradedFund		Equity
GSLD	Global Ship Lease, Inc. 8.00% Senior Notes due 2024	StructuredProduct		Equity
GSLpB	Global Ship Lease, Inc. Depositary Shares, each of which represents a 1/100th interest in a share of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
GSM	Ferroglobe PLC ORD USD7.5	CommonStock		Equity
GSMG	Glory Star New Media Group Holdings Limited COM	CommonStock		Equity
GSMGW	Glory Star New Media Group Holdings Limited WT exp 021325	Warrant		Equity
GSP	Barclays Bank PLC iPath S&P GSCI Total Return Index ETN	ExchangeTradedNote		Equity
GSPY	Tidal ETF Trust Gotham Enhanced 500 ETF	ExchangeTradedFund		Equity
GSQB	G Squared Ascend II Inc. Class A Ordinary Shares	CommonStock		Equity
GSQB.U	G Squared Ascend II Inc. Units, each consisting of one Class A ordinary share and one-third of a redeemable Warrant to acquire one Class A ordinary shares	Unit	Units	Equity
GSQB.WS	G Squared Ascend II Inc. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
GSQD	G Squared Ascend I Inc. Class A Ordinary Shares	CommonStock		Equity
GSQD.U	G Squared Ascend I Inc. Units, each consisting of one Class A ordinary share and one-fifth of one Warrant to acquire one Class A ordinary share	Unit	Units	Equity
GSQD.WS	G Squared Ascend I Inc. Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
GSRM	GSR II Meteora Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
GSRMR	GSR II Meteora Acquisition Corp. Right	Right		Equity
GSRMU	GSR II Meteora Acquisition Corp UNITS	Unit		Equity
GSRMW	GSR II Meteora Acquisition Corp WT EXP 022427	Warrant		Equity
GSSC	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta U.S. Small Cap Equity ETF	ExchangeTradedFund		Equity
GSST	Goldman Sachs ETF Trust - Goldman Sachs Access Ultra Short Bond ETF ETF	ExchangeTradedFund		Equity
GSUS	Goldman Sachs MarketBeta US Equity ETF	ExchangeTradedFund		Equity
GSV	Gold Standard Ventures Corp. Common Stock	CommonStock		Equity
GSY	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Ultra Short Duration ETF	ExchangeTradedFund		Equity
GSpA	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1000th Share of Floating Rate Non-Cumulative Preferrred Stock, Series A, Liquidation preference $25)	PreferredStock	Preferred Class	Equity
GSpC	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1000th Share of Floating Rate Non-Cumulative Preferred Stock, Series C, Par Value $0.01)	PreferredStock	Preferred Class	Equity
GSpD	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1,000th Share of Floating Rate Non-Cumulative Preferred Stock, Series D)	PreferredStock	Preferred Class	Equity
GSpJ	Goldman Sachs Group, Inc., The Depositary Shares, Each Representing 1/1,000th Interest in a Share of 5.50% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series J	PreferredStock	Preferred Class	Equity
GSpK	Goldman Sachs Group, Inc., The Depositary Shares, Each Representing 1/1,000th Interest in a Share of 6.375% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K	PreferredStock	Preferred Class	Equity
GT	Goodyear Tire & Rubber Co COM NPV	CommonStock		Equity
GTAC	Global Technology Acquisition Corp I ORD SHS CL A	CommonStock		Equity
GTACU	Global Technology Acquisition Corp I UNITS	Unit		Equity
GTACW	Global Technology Acquisition Corp I WT EXP	Warrant		Equity
GTBP	GT Biopharma Inc COM USD.5	CommonStock		Equity
GTE	Gran Tierra Energy Inc Common Stock	CommonStock		Equity
GTEC	Greenland Technologies Holding Corp COM	CommonStock		Equity
GTEK	Goldman Sachs ETF Trust Goldman Sachs Future Tech Leaders Equity ETF	ExchangeTradedFund		Equity
GTES	Gates Industrial Corporation plc Ordinary shares, $0.01 par value per share	CommonStock		Equity
GTH	Genetron Holdings Ltd ADS	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
GTHX	G1 Therapeutics Inc COM USD.0001	CommonStock		Equity
GTIM	Good Times Restaurants Inc COM USD.001	CommonStock		Equity
GTIP	Goldman Sachs ETF Trust - Goldman Sachs Access Inflation Protected USD Bond ETF ETF	ExchangeTradedFund		Equity
GTLB	GitLab Inc COM CLA USD0.0000025	CommonStock		Equity
GTLS	Chart Industries, Inc. Common Stock	CommonStock		Equity
GTN	Gray Television, Inc. Common Stock	CommonStock		Equity
GTN.A	Gray Television, Inc. Class A Common Stock	CommonStock	Class	Equity
GTO	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Total Return Bond ETF	ExchangeTradedFund		Equity
GTPA	Gores Technology Partners Inc COM CL A	CommonStock		Equity
GTPAU	Gores Technology Partners Inc UNITS	Unit		Equity
GTPAW	Gores Technology Partners Inc WT EXP 031628	Warrant		Equity
GTPB	Gores Technology Partners II Inc COM CL A	CommonStock		Equity
GTPBU	Gores Technology Partners II Inc UNITS	Unit		Equity
GTPBW	Gores Technology Partners II Inc WT EXP 031628	Warrant		Equity
GTR	WisdomTree Target Range Fund ETF	ExchangeTradedFund		Equity
GTX	Garrett Motion Inc COM	CommonStock		Equity
GTXAP	Garrett Motion Inc PFD CONV SER A	PreferredStock		Equity
GTY	Getty Realty Corp. Common Stock	CommonStock		Equity
GTYH	GTY Technology Holdings Inc CL A COM NPV	CommonStock		Equity
GUG	Guggenheim Active Allocation Fund Common Shares of Beneficial Interest	CommonStock		Equity
GUNR	FlexShares Trust FlexShares Morningstar Global Upstream Natural Resources Index Fund	ExchangeTradedFund		Equity
GURE	Gulf Resources Inc COM USD.001	CommonStock		Equity
GURU	Global X Funds Global X Guru Index ETF	ExchangeTradedFund		Equity
GUSA	Goldman Sachs ETF Trust II Goldman Sachs MarketBeta® U.S. 1000 Equity ETF	ExchangeTradedFund		Equity
GUSH	Direxion Shares ETF Trust Direxion Daily S&P Oil & Gas Exp. & Prod. Bull 2X Shares	ExchangeTradedFund		Equity
GUT	The Gabelli Utility Trust Common Stock	CommonStock		Equity
GUTpC	The Gabelli Utility Trust 5.375% Series C Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
GVA	Granite Construction Incorporated Common Stock	CommonStock		Equity
GVAL	Cambria Global Value ETF	ExchangeTradedFund		Equity
GVCI	Green Visor Financial Technology Acquisition Corp I COM CL A	CommonStock		Equity
GVCIU	Green Visor Financial Technology Acquisition Corp I UNITS	Unit		Equity
GVCIW	Green Visor Financial Technology Acquisition Corp I WT EXP 102726	Warrant		Equity
GVI	iShares Intermediate Government/Credit Bond ETF INTRM GOV/CRE	ExchangeTradedFund		Equity
GVIP	Goldman Sachs ETF Trust Goldman Sachs Hedge Industry VIP ETF	ExchangeTradedFund		Equity
GVLU	Tidal ETF Trust Gotham 1000 Value ETF	ExchangeTradedFund		Equity
GVP	GSE Systems Inc COM USD.01	CommonStock		Equity
GWH	ESS Tech, Inc. Common Stock	CommonStock		Equity
GWH.WS	ESS Tech, Inc. Warrants to purchase one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
GWII	Good Works II Acquisition Corp COM	CommonStock		Equity
GWIIW	Good Works II Acquisition Corp WT EXP 020128	Warrant		Equity
GWRE	Guidewire Software, Inc. Common Stock, $0.0001 par value	CommonStock		Equity
GWRS	Global Water Resources Inc COM USD.01	CommonStock		Equity
GWW	W.W. Grainger, Inc. Common Stock	CommonStock		Equity
GWX	SPDR Index Shares Funds SPDR S&P International Small Cap ETF	ExchangeTradedFund		Equity
GXC	SPDR Index Shares Funds SPDR S&P China ETF	ExchangeTradedFund		Equity
GXG	Global X Funds Global X MSCI Colombia ETF	ExchangeTradedFund		Equity
GXII	GX Acquisition Corp II COM CL A	CommonStock		Equity
GXIIU	GX Acquisition Corp II UNITS	Unit		Equity
GXIIW	GX Acquisition Corp II WT EXP 031726	Warrant		Equity
GXO	GXO Logistics, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
GXTG	Global X Thematic Growth ETF ETF	ExchangeTradedFund		Equity
GYLD	Arrow ETF Trust Arrow Dow Jones Global Yield ETF	ExchangeTradedFund		Equity
GYRO	Gyrodyne LLC COM USD1	CommonStock		Equity
H	Hyatt Hotels Corporation Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
HA	Hawaiian Holdings Inc COM USD.01	CommonStock		Equity
HAAC	Health Assurance Acquisition Corp COM CL A	CommonStock		Equity
HAACU	Health Assurance Acquisition Corp UNIT	Unknown		Equity
HAACW	Health Assurance Acquisition Corp WT EXP 111225	Warrant		Equity
HACK	ETF Managers Trust ETFMG Prime Cyber Security ETF	ExchangeTradedFund		Equity
HAE	Haemonetics Corporation Common Stock	CommonStock		Equity
HAFC	Hanmi Financial Corp COM NPV	CommonStock		Equity
HAIA	Healthcare AI Acquisition Corp CL A COM	CommonStock		Equity
HAIAU	Healthcare AI Acquisition Corp UNIITS	Unit		Equity
HAIAW	Healthcare AI Acquisition Corp WT EXP 120726	Warrant		Equity
HAIL	SPDR Series Trust SPDR S&P Kensho Smart Mobility ETF	ExchangeTradedFund		Equity
HAIN	Hain Celestial Group Inc (The) COM USD.01	CommonStock		Equity
HAL	Halliburton Company Common Stock	CommonStock		Equity
HALL	Hallmark Financial Services Inc COM USD.03	CommonStock		Equity
HALO	Halozyme Therapeutics Inc COM USD.001	CommonStock		Equity
HAP	VanEck ETF Trust VanEck Natural Resources ETF	ExchangeTradedFund		Equity
HAPP	HAPPINESS DEVELOPMENT GROUP Ltd ORD CL A	CommonStock		Equity
HAPY	Harbor ETF Trust Harbor Corporate Culture Leaders ETF	ExchangeTradedFund		Equity
HARP	Harpoon Therapeutics Inc COM	CommonStock		Equity
HART	IndexIQ ETF Trust IQ Healthy Hearts ETF	ExchangeTradedFund		Equity
HAS	Hasbro Inc. COM USD.5	CommonStock		Equity
HASI	Hannon Armstrong Sustainable Infrastructure Capital, Inc. Common Stock, $0.01 par value	CommonStock		Equity
HAUS	Home Appreciation U.S. REIT ETF ETF	ExchangeTradedFund		Equity
HAUZ	DBX ETF Trust Xtrackers International Real Estate ETF	ExchangeTradedFund		Equity
HAWX	iShares Trust iShares Currency Hedged MSCI ACWI ex U.S. ETF	ExchangeTradedFund		Equity
HAYN	Haynes International Inc COM NEW	CommonStock		Equity
HAYW	Hayward Holdings, Inc. Common Stock	CommonStock		Equity
HBAN	Huntington Bancshares Inc COM NPV	CommonStock		Equity
HBANM	Huntington Bancshares Inc 5.7 DP SH PFD I	Unknown		Equity
HBANP	Huntington Bancshares Inc 4.50 DEP PFD H	PreferredStock		Equity
HBB	Hamilton Beach Brands Holding Company Class A common stock, par value $0.01 per share	CommonStock		Equity
HBCP	Home Bancorp Inc COM USD.01	CommonStock		Equity
HBI	Hanesbrands Inc. Common Stock	CommonStock		Equity
HBIO	Harvard Bioscience Inc COM USD.01	CommonStock		Equity
HBM	Hudbay Minerals Inc. Common Shares	CommonStock		Equity
HBNC	Horizon Bancorp Inc COM NPV	CommonStock		Equity
HBT	HBT Financial Inc COM	CommonStock		Equity
HCA	HCA Healthcare, Inc. Common Stock	CommonStock		Equity
HCAR	Healthcare Services Acquisition Corp COM CL A	CommonStock		Equity
HCARU	Healthcare Services Acquisition Corp UNIT	Unit		Equity
HCARW	Healthcare Services Acquisition Corp *W EXP 99/99/9999	Warrant		Equity
HCAT	Health Catalyst Inc COM	CommonStock		Equity
HCC	Warrior Met Coal, Inc. Common Stock	CommonStock		Equity
HCCI	Heritage-Crystal Clean Inc COM USD.01	CommonStock		Equity
HCDI	Harbor Custom Development Inc COM	CommonStock		Equity
HCDIP	Harbor Custom Development Inc 8.0 SER A PFD	PreferredStock		Equity
HCDIW	Harbor Custom Development Inc WT EXP 050926	Warrant		Equity
HCDIZ	Harbor Custom Development, Inc. Warrant	Warrant		Equity
HCI	HCI Group, Inc. Common shares, no par value	CommonStock		Equity
HCIC	Hennessy Capital Investment Corp V COM CL A	CommonStock		Equity
HCICU	Hennessy Capital Investment Corp V UNITS	Unit		Equity
HCICW	Hennessy Capital Investment Corp V WT EXP 012028	Warrant		Equity
HCII	Hudson Executive Investment Corp II COM CL A	CommonStock		Equity
HCIIU	Hudson Executive Investment Corp II UNIT	Unit		Equity
HCIIW	Hudson Executive Investment Corp II WT EXP 013127	Warrant		Equity
HCKT	Hackett Group Inc (The) COM USD.001	CommonStock		Equity
HCM	HUTCHMED (China) Limited ADR	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
HCMA	HCM Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
HCMAU	HCM Acquisition Corp UNITS	Unit		Equity
HCMAW	HCM Acquisition Corp WT EXP 012027	Warrant		Equity
HCNE	Jaws Hurricane Acquisition Corp COM CL A	CommonStock		Equity
HCNEU	Jaws Hurricane Acquisition Corp UNITS	Unit		Equity
HCNEW	Jaws Hurricane Acquisition Corp WTTS	Warrant		Equity
HCOM	Hartford Funds Exchange-Traded Trust Hartford Schroders Commodity Strategy ETF	ExchangeTradedFund		Equity
HCP	HashiCorp Inc COM CL A USD0.000015	CommonStock		Equity
HCRB	Hartford Core Bond ETF ETF	ExchangeTradedFund		Equity
HCSG	Healthcare Services Group Inc COM USD1	CommonStock		Equity
HCTI	Healthcare Triangle Inc COM USD0.00001	CommonStock		Equity
HCVI	Hennessy Capital Investment Corp VI COM CL A	CommonStock		Equity
HCVIU	Hennessy Capital Investment Corp VI UNITS	Unit		Equity
HCVIW	Hennessy Capital Investment Corp VI WT EXP	Warrant		Equity
HCWB	HCW Biologics Inc COM	CommonStock		Equity
HCXY	Hercules Capital, Inc. 6.25% Notes due 2033	StructuredProduct		Equity
HD	The Home Depot, Inc. Common Stock	CommonStock		Equity
HDAW	DBX ETF Trust Xtrackers MSCI All World ex US High Dividend Yield Equity ETF	ExchangeTradedFund		Equity
HDB	HDFC Bank Limited American Depository Shares (Each representing three Equity Shares)	AdrCommon		Equity
HDEF	DBX ETF Trust Xtrackers MSCI EAFE High Dividend Yield Equity ETF	ExchangeTradedFund		Equity
HDG	ProShares Trust ProShares Hedge Replication ETF	ExchangeTradedFund		Equity
HDGE	AdvisorShares Trust AdvisorShares Ranger Equity Bear ETF	ExchangeTradedFund		Equity
HDIV	Exchange Listed Funds Trust QRAFT AI-Enhanced U.S. High Dividend ETF	ExchangeTradedFund		Equity
HDLB	UBS AG ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN Series B due October 21, 2049	ExchangeTradedNote		Equity
HDMV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Developed International ETF	ExchangeTradedFund		Equity
HDRO	ETF Series Solutions Defiance Next Gen H2 ETF	ExchangeTradedFund		Equity
HDSN	Hudson Technologies Inc COM USD.01	CommonStock		Equity
HDV	iShares Trust iShares Core High Dividend ETF	ExchangeTradedFund		Equity
HE	Hawaiian Electric Industries, Inc. Common Stock	CommonStock		Equity
HEAR	Turtle Beach Corp COM USD.001	CommonStock		Equity
HEDJ	WisdomTree Trust WisdomTree Europe Hedged Equity Fund	ExchangeTradedFund		Equity
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF ETF	ExchangeTradedFund		Equity
HEES	H&E Equipment Services Inc COM USD	CommonStock		Equity
HEET	Hartford Schroders ESG US Equity ETF ETF	ExchangeTradedFund		Equity
HEFA	iShares Currency Hedged MSCI EAFE ETF ETF	ExchangeTradedFund		Equity
HEGD	Swan Hedged Equity US Large Cap ETF ETF	ExchangeTradedFund		Equity
HEI	HEICO Corporation Common Stock	CommonStock		Equity
HEI.A	HEICO Corporation Class A Common Stock	CommonStock	Class	Equity
HELE	Helen of Troy Ltd COM USD.1	CommonStock		Equity
HELX	Franklin Genomic Advancements ETF ETF	ExchangeTradedFund		Equity
HEP	Holly Energy Partners, L.P. Common Unitsrepresenting limited partner interests	CommonStock		Equity
HEPA	Hepion Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
HEPS	D MARKET Elektronik Hizmetler ve Ticaret Anonim Sirketi ADR	AdrCommon		Equity
HEQ	John Hancock Hedged Equity & Income Fund Common Shares of Beneficial Interest, $0.01 Par Value	CommonStock		Equity
HEQT	Simplify Exchange Traded Funds Simplify Hedged Equity ETF	ExchangeTradedFund		Equity
HERA	FTAC Hera Acquisition Corp ORD CL A	CommonStock		Equity
HERAU	FTAC Hera Acquisition Corp UNITS	Unit		Equity
HERAW	FTAC Hera Acquisition Corp WT EXP 022826	Warrant		Equity
HERD	Pacer Funds Trust - Cash Cows Fund ETF	ExchangeTradedFund		Equity
HERO	Global X Video Games & Esports ETF ETF	ExchangeTradedFund		Equity
HES	Hess Corporation Common Stock	CommonStock		Equity
HESM	Hess Midstream LP Class A shares representing limited partner interests	CommonStock		Equity
HEWC	iShares Trust iShares Currency Hedged MSCI Canada ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
HEWG	iShares Currency Hedged MSCI Germany ETF ETF	ExchangeTradedFund		Equity
HEWJ	iShares Trust iShares Currency Hedged MSCI Japan ETF	ExchangeTradedFund		Equity
HEWU	iShares Trust iShares Currency Hedged MSCI United Kingdom ETF	ExchangeTradedFund		Equity
HEXO	Hexo Corp COM	CommonStock		Equity
HEZU	iShares Trust iShares Currency Hedged MSCI Eurozone ETF	ExchangeTradedFund		Equity
HFBL	Home Federal Bancorp/LA COM USD0.01	CommonStock		Equity
HFFG	HF Foods Group Inc COM USD.0001	CommonStock		Equity
HFGO	Hartford Large Cap Growth ETF ETF	ExchangeTradedFund		Equity
HFRO	Highland Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
HFROpA	Highland Income Fund 5.375% Series A Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
HFWA	Heritage Financial Corp COM NPV	CommonStock		Equity
HFXI	IndexIQ ETF Trust IQ 50 Percent Hedged FTSE International ETF	ExchangeTradedFund		Equity
HGBL	Heritage Global Inc COM NPV	CommonStock		Equity
HGEN	Humanigen Inc COM USD.001	CommonStock		Equity
HGER	Harbor ETF Trust Harbor All-Weather Inflation Focus ETF	ExchangeTradedFund		Equity
HGLB	Highland Global Allocation Fund Common Shares of Beneficial Interest	CommonStock		Equity
HGTY	Hagerty, Inc. Class A Common Stock	CommonStock		Equity
HGTY.WS	Hagerty, Inc. Warrants, each whole warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share	Warrant	Warrants	Equity
HGV	Hilton Grand Vacations Inc. Common stock	CommonStock		Equity
HHC	The Howard Hughes Corporation Common Stock	CommonStock		Equity
HHGC	HHG Capital Corp ORD SHS	CommonStock		Equity
HHGCR	HHG Capital Corporation Rights	Right		Equity
HHGCU	HHG Capital Corp UNITS	Unit		Equity
HHGCW	HHG Capital Corp WT EXP 022526	Warrant		Equity
HHH	ETF Managers Trust ETFMG Real Estate Tech ETF	ExchangeTradedFund		Equity
HHLA	HH&L Acquisition Co. Class A Ordinary Shares	CommonStock		Equity
HHLA.U	HH&L Acquisition Co. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
HHLA.WS	HH&L Acquisition Co. Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
HHS	Harte Hanks Inc. COM NPV	CommonStock		Equity
HI	Hillenbrand, Inc. Common Stock	CommonStock		Equity
HIBB	Hibbett Inc COM USD.01	CommonStock		Equity
HIBL	Direxion Shares ETF Trust Direxion Daily S&P 500 High Beta Bull 3X Shares	ExchangeTradedFund		Equity
HIBS	Direxion Shares ETF Trust Direxion Daily S&P 500 High Beta Bear 3X Shares	ExchangeTradedFund		Equity
HIE	Miller/Howard High Income Equity Fund Common Shares of Beneficial Interest	CommonStock		Equity
HIFS	Hingham Institution for Savings COM NPV	CommonStock		Equity
HIG	The Hartford Financial Services Group, Inc. Common Stock	CommonStock		Equity
HIGA	H.I.G. Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
HIGA.U	H.I.G. Acquisition Corp. Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	Unit	Units	Equity
HIGA.WS	H.I.G. Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
HIGpG	The Hartford Financial Services Group, Inc. Depositary Shares each representing a 1/1000th interest in a share of 6.000% Non-Cumulative Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
HIHO	Highway Holdings Ltd COM USD.01	CommonStock		Equity
HII	Huntington Ingalls Industries, Inc. Common Stock	CommonStock		Equity
HIII	Hudson Executive Investment Corp III COM CL A	CommonStock		Equity
HIIIU	Hudson Executive Investment Corp III UNITS	Unit		Equity
HIIIW	Hudson Executive Investment Corp III WRRTS	Warrant		Equity
HIL	Hill International, Inc. Common Stock	CommonStock		Equity
HILS	Hillstream BioPharma Inc COM USD0.0001	CommonStock		Equity
HIMS	Hims & Hers Health, Inc. Class A Common Stock	CommonStock		Equity
HIMX	Himax Technologies Inc ADR USD.001	AdrCommon		Equity
HIO	Western Asset High Income Opportunity Fund, Inc. Common Stock	CommonStock		Equity
HIPO	Hippo Holdings Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
HIPO.WS	Hippo Holdings Inc. Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
HIPS	GraniteShares ETF Trust GraniteShares HIPS US High Income ETF	ExchangeTradedFund		Equity
HISF	First Trust High Income Strategic Focus ETF ETF	ExchangeTradedFund		Equity
HITI	High Tide Inc COM	CommonStock		Equity
HIVE	Hive Blockchain Technologies Ltd COM NPV	CommonStock		Equity
HIW	Highwoods Properties, Inc. Common Stock	CommonStock		Equity
HIX	Western Asset High Income Fund II Inc. Common Stock	CommonStock		Equity
HJEN	Direxion Shares ETF Trust Direxion Hydrogen ETF	ExchangeTradedFund		Equity
HJPX	iShares Trust iShares Currency Hedged JPX-Nikkei 400 ETF	ExchangeTradedFund		Equity
HKND	Humankind Benefit Corporation Humankind US Stock ETF	ExchangeTradedFund		Equity
HL	Hecla Mining Company Common Stock	CommonStock		Equity
HLAH	Hamilton Lane Alliance Holdings I Inc COM CL A	CommonStock		Equity
HLAHU	Hamilton Lane Alliance Holdings I Inc UNIT	Unit		Equity
HLAHW	Hamilton Lane Alliance Holdings I Inc WT EXP 011226	Warrant		Equity
HLAL	Listed Funds Trust - Wahed FTSE USA Shariah ETF ETF	ExchangeTradedFund		Equity
HLBZ	Helbiz Inc COM CL A	CommonStock		Equity
HLBZW	Helbiz Inc WT EXP 081326	Warrant		Equity
HLF	Herbalife Nutrition Ltd. Common Shares	CommonStock		Equity
HLG	Hailiang Education Group Inc ADR	AdrCommon		Equity
HLGE	Lattice Strategies Trust Hartford Longevity Economy ETF	ExchangeTradedFund		Equity
HLGN	Heliogen, Inc. Common Stock	CommonStock		Equity
HLGN.WS	Heliogen, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
HLI	Houlihan Lokey, Inc. Class A common stock	CommonStock		Equity
HLIO	Helios Technologies, Inc. Common Stock	CommonStock		Equity
HLIT	Harmonic Inc COM USD.001	CommonStock		Equity
HLLY	Holley Inc. Common Stock	CommonStock		Equity
HLLY.WS	Holley Inc. Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
HLMN	Hillman Solutions Corp COM	CommonStock		Equity
HLNE	Hamilton Lane Inc CL A COM USD.001	CommonStock		Equity
HLT	Hilton Worldwide Holdings Inc. Common Stock	CommonStock		Equity
HLTH	Cue Health Inc COM USD0.00001	CommonStock		Equity
HLVX	HilleVax Inc COM	CommonStock		Equity
HLX	Helix Energy Solutions Group, Inc. Common Stock	CommonStock		Equity
HLpB	Hecla Mining Company Series B Cumulative Convertible Preferred Stock	PreferredStock	Preferred Class	Equity
HMA	Heartland Media Acquisition Corp. Class A Common Stock	CommonStock		Equity
HMA.U	Heartland Media Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
HMA.WS	Heartland Media Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
HMC	Honda Motor Co., Ltd. American Depositary Share (Each representing one share of Common Stock)	AdrCommon		Equity
HMCO	HumanCo Acquisition Corp COM	CommonStock		Equity
HMCOU	HumanCo Acquisition Corp UNITS	Unit		Equity
HMCOW	HumanCo Acquisition Corp WT EX	Warrant		Equity
HMLP	Hoegh LNG Partners LP Common Units representing Limited Partner Interests	CommonStock		Equity
HMLPpA	Hoegh LNG Partners LP 8.75% Series A Cumulative Redeemable Preferred Units	PreferredStock	Preferred Class	Equity
HMN	Horace Mann Educators Corporation Common Stock	CommonStock		Equity
HMNF	HMN Financial Inc COM USD.01	CommonStock		Equity
HMOP	Hartford Funds Exchange-Traded Trust Hartford Municipal Opportunities ETF	ExchangeTradedFund		Equity
HMPT	Home Point Capital Inc COM	CommonStock		Equity
HMST	HomeStreet Inc COM NPV	CommonStock		Equity
HMTV	Hemisphere Media Group Inc CL A COM USD.0001	CommonStock		Equity
HMY	Harmony Gold Mining Company Limited American Depositary Shares (Each representing One Ordinary Share, Rand 50 cents par value)	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
HNDL	Strategy Shares - NASDAQ 7HANDL Index ETF ETF	ExchangeTradedFund		Equity
HNGR	Hanger, Inc. Common Stock, $.01 par value	CommonStock		Equity
HNI	HNI Corporation Common Stock	CommonStock		Equity
HNNA	Hennessy Advisors Inc COM NPV	CommonStock		Equity
HNNAZ	Hennessy Advisors Inc 4.875 Notes due 2026 ETN	Unknown		Equity
HNP	Huaneng Power International, Inc. American Depositary Shares (Each representing 40 Class N Ordinary Shares)	AdrCommon		Equity
HNRA	HNR Acquisition Corp Common Stock	CommonStock		Equity
HNRA.WS	HNR Acquisition Corp Warrants, each whole warrant exercisable for three quarters of one share of Common Stock at an exercise price of $11.50 per whole share	Warrant	Warrants	Equity
HNRG	Hallador Energy Co COM NPV	CommonStock		Equity
HNST	Honest Company Inc (The) COM	CommonStock		Equity
HNVR	Hanover Bancorp Inc COM NPV	CommonStock		Equity
HNW	Pioneer Diversified High Income Fund, Inc. Common Shares of Beneficial Interest	CommonStock		Equity
HOFT	Hooker Furnishings Corporation COM NPV	CommonStock		Equity
HOFV	Hall of Fame Resort & Entertainment Co COM	CommonStock		Equity
HOFVW	Hall of Fame Resort & Entertainment Co WT EXP 012423	Warrant		Equity
HOG	Harley-Davidson, Inc. Common Stock	CommonStock		Equity
HOLD	AdvisorShares Trust AdvisorShares North Square McKee Core Reserves ETF	ExchangeTradedFund		Equity
HOLI	Hollysys Automation Technologies Ltd COM	CommonStock		Equity
HOLX	Hologic Inc COM USD.01	CommonStock		Equity
HOM	Northern Lights Fund Trust II LifeGoal Home Down Payment Investment ETF	ExchangeTradedFund		Equity
HOMB	Home BancShares, Inc. Common Stock	CommonStock		Equity
HOMZ	ETF Series Solutions Hoya Capital Housing ETF	ExchangeTradedFund		Equity
HON	Honeywell International Inc COM USD1	CommonStock		Equity
HONE	HarborOne Bancorp Inc COM USD.01	CommonStock		Equity
HOOD	Robinhood Markets Inc COM CL A	CommonStock		Equity
HOOK	HOOKIPA Pharma Inc COM	CommonStock		Equity
HOPE	Hope Bancorp Inc COM USD3	CommonStock		Equity
HORI	Emerging Markets Horizon Corp CL A COM	CommonStock		Equity
HORIU	Emerging Markets Horizon Corp UNITS	Unit		Equity
HORIW	Emerging Markets Horizon Corp WT EXP 111626	Warrant		Equity
HOTH	Hoth Therapeutics Inc COM	CommonStock		Equity
HOTL	Kelly Strategic ETF Trust Kelly Hotel & Lodging Sector ETF	ExchangeTradedFund		Equity
HOUR	Hour Loop Inc COM USD0.0001	CommonStock		Equity
HOUS	Anywhere Real Estate Inc. Common Stock,	CommonStock		Equity
HOV	Hovnanian Enterprises, Inc. Class Common Stock	CommonStock		Equity
HOVNP	Hovnanian Enterprises Inc. PFD SER A	PreferredStock		Equity
HOWL	Werewolf Therapeutics Inc COM	CommonStock		Equity
HP	Helmerich & Payne, Inc. Common Stock	CommonStock		Equity
HPE	Hewlett Packard Enterprise Company Common Stock	CommonStock		Equity
HPF	John Hancock Preferred Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
HPI	John Hancock Preferred Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
HPK	HighPeak Energy Inc COM USD0.0001	CommonStock		Equity
HPKEW	HighPeak Energy Inc WT EXP 082125	Warrant		Equity
HPLT	Home Plate Acquisition Corporation COM CL A	CommonStock		Equity
HPLTU	Home Plate Acquisition Corporation UNITS	Unit		Equity
HPLTW	Home Plate Acquisition Corporation WT EXP 093026	Warrant		Equity
HPP	Hudson Pacific Properties, Inc. Common Stock	CommonStock		Equity
HPPpC	Hudson Pacific Properties, Inc. 4.750% Series C Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
HPQ	HP Inc. Common Stock	CommonStock		Equity
HPS	John Hancock Preferred Income Fund III Common Shares	CommonStock		Equity
HPX	HPX Corp. Class A Ordinary Shares	CommonStock		Equity
HPX.U	HPX Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
HPX.WS	HPX Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
HQH	Tekla Healthcare Investors Shares of Beneficial Interest	CommonStock		Equity
HQI	HireQuest Inc COM USD.001	CommonStock		Equity
HQL	Tekla Life Sciences Investors Shares of Beneficial Interest	CommonStock		Equity
HQY	HealthEquity Inc COM USD.0001	CommonStock		Equity
HR	Healthcare Realty Trust Incorporated COMMON STOCK	CommonStock		Equity
HRB	H&R Block, Inc. Common Stock	CommonStock		Equity
HRI	Herc Holdings Inc. Common Stock	CommonStock		Equity
HRL	Hormel Foods Corporation Common Stock	CommonStock		Equity
HRMY	Harmony Biosciences Holdings Inc COM USD.00001	CommonStock		Equity
HROW	Harrow Health Inc COM USD0.001	CommonStock		Equity
HROWL	Harrow Health, Inc. 8.625% Senior Notes due 2026	Unknown		Equity
HRT	HireRight Holdings Corporation Common Stock	CommonStock		Equity
HRTG	Heritage Insurance Holdings, Inc. Common Stock, par value $0.0001 per share	CommonStock		Equity
HRTX	Heron Therapeutics Inc COM USD.01	CommonStock		Equity
HRZN	Horizon Technology Finance Corp COM USD0.001	CommonStock		Equity
HSAQ	Health Sciences Acquisitions Corp 2 COM	CommonStock		Equity
HSBC	HSBC Holdings plc American Depository Shares (each representing 5 Ordinary Shares of nominal value US$0.50 each)	AdrCommon		Equity
HSC	Harsco Corporation Common Stock	CommonStock		Equity
HSCS	Heart Test Laboratories Inc COM NPV	CommonStock		Equity
HSCSW	Heart Test Laboratories Inc WT EXP	Warrant		Equity
HSCZ	iShares Trust iShares Currency Hedged MSCI EAFE Small-Cap ETF	ExchangeTradedFund		Equity
HSDT	Helius Medical Technologies Inc COM	CommonStock		Equity
HSIC	HENRY SCHEIN INC COM USD.01	CommonStock		Equity
HSII	Heidrick & Struggles International Inc COM USD.01	CommonStock		Equity
HSKA	Heska Corp COM USD.001	CommonStock		Equity
HSMV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Small/Mid ETF	ExchangeTradedFund		Equity
HSON	Hudson Global Inc COM USD.001	CommonStock		Equity
HSRT	Hartford Funds Exchange Traded Trust - Hartford Short Duration ETF ETF	ExchangeTradedFund		Equity
HST	Host Hotels & Resorts Inc COM USD1	CommonStock		Equity
HSTM	HealthStream Inc COM NPV	CommonStock		Equity
HSTO	Histogen Inc COM USD0.0001	CommonStock		Equity
HSUN	Hartford Sustainable Income ETF ETF	ExchangeTradedFund		Equity
HSY	The Hershey Company Common Stock	CommonStock		Equity
HT	Hersha Hospitality Trust Priority Class A common shares of beneficial interest	CommonStock		Equity
HTA	Healthcare Trust of America, Inc. Class A Common Stock	CommonStock		Equity
HTAB	Hartford Funds Exchange-Traded Trust Hartford Schroders Tax-Aware Bond ETF	ExchangeTradedFund		Equity
HTAQ	Hunt Companies Acquisition Corp. I Class A Ordinary Shares	CommonStock		Equity
HTAQ.U	Hunt Companies Acquisition Corp. I Units, each consisting of one Class A ordinary share and one-half one redeemable warrant	Unit	Units	Equity
HTAQ.WS	Hunt Companies Acquisition Corp. I Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
HTBI	HomeTrust Bancshares Inc COM USD.01	CommonStock		Equity
HTBK	Heritage Commerce Corp COM NPV	CommonStock		Equity
HTCR	HeartCore Enterprises Inc COM USD0.0001	CommonStock		Equity
HTD	John Hancock Tax-Advantaged Dividend Income Fund Common Shares of Beneficial Interest, no par value	CommonStock		Equity
HTEC	Exchange Traded Concepts Trust Robo Global Healthcare Technology and Innovation ETF	ExchangeTradedFund		Equity
HTFB	Horizon Technology Finance Corporation 4.875% Notes due 2026	StructuredProduct		Equity
HTGC	Hercules Capital, Inc. Common Shares	CommonStock		Equity
HTGM	HTG Molecular Diagnostics Inc COM USD.001	CommonStock		Equity
HTH	Hilltop Holdings Inc. Common Stock	CommonStock		Equity
HTHT	Huazhu Group Limited ADR	AdrCommon		Equity
HTIA	Healthcare Trust Inc PFD A 7.375	PreferredStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
HTIBP	Healthcare Trust Inc PFD CL B	PreferredStock		Equity
HTLD	Heartland Express Inc COM USD.01	CommonStock		Equity
HTLF	Heartland Financial USA Inc COM USD1.	CommonStock		Equity
HTLFP	Heartland Financial USA Inc 7% DP SH PFD E	PreferredStock		Equity
HTOO	Fusion Fuel Green PLC COM CL A	CommonStock		Equity
HTOOW	Fusion Fuel Green PLC WT EXP 070126	Warrant		Equity
HTPA	Highland Transcend Partners I Corp. Class A Ordinary Shares	CommonStock		Equity
HTPA.U	Highland Transcend Partners I Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
HTPA.WS	Highland Transcend Partners I Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
HTRB	Hartford Funds Exchange-Traded Trust Hartford Total Return Bond ETF	ExchangeTradedFund		Equity
HTUS	Exchange Traded Concepts Trust Hull Tactical US ETF	ExchangeTradedFund		Equity
HTY	John Hancock Tax-Advantaged Global Shareholder Yield Fund Common Shares of Beneficial Interest	CommonStock		Equity
HTZ	Hertz Global Holdings Inc COM	CommonStock		Equity
HTZWW	Hertz Global Holdings Inc WT EXP 063051	Warrant		Equity
HTpC	Hersha Hospitality Trust 6.875% Series C Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
HTpD	Hersha Hospitality Trust 6.50% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
HTpE	Hersha Hospitality Trust 6.50% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
HUBB	Hubbell Incorporated Common Stock	CommonStock		Equity
HUBG	Hub Group Inc CL A COM USD.01	CommonStock		Equity
HUBS	HubSpot, Inc. Common Stock	CommonStock		Equity
HUDI	Huadi International Group Co Ltd COM USD.0001	CommonStock		Equity
HUGE	FSD Pharma Inc COM	CommonStock		Equity
HUGS	USHG Acquisition Corp. Class A Common Stock	CommonStock		Equity
HUGS.U	USHG Acquisition Corp. Units, each consisting of one share of Class A Common Stock, and one-third of one Warrant	Unit	Units	Equity
HUGS.WS	USHG Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
HUIZ	Huize Holding Ltd ADR	AdrCommon		Equity
HUM	Humana Inc. Common Stock	CommonStock		Equity
HUMA	Humacyte Inc COM	CommonStock		Equity
HUMAW	Humacyte Inc WRRTS	Warrant		Equity
HUN	Huntsman Corporation Common Stock	CommonStock		Equity
HURC	Hurco Cos Inc COM USD.1	CommonStock		Equity
HURN	Huron Consulting Group Inc COM USD.01	CommonStock		Equity
HUSA	Houston American Energy Corp. Common stock	CommonStock		Equity
HUSV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Domestic ETF	ExchangeTradedFund		Equity
HUT	Hut 8 Mining Corp COM	CommonStock		Equity
HUYA	HUYA Inc. American Depositary Shares, each representing one Class A Ordinary Shares	AdrCommon		Equity
HVAL	ALPS ETF Trust ALPS Hillman Active Value ETF	ExchangeTradedFund		Equity
HVBC	HV BANCORP INC COM USD0.01	CommonStock		Equity
HVT	Haverty Furniture Companies, Inc. Common Stock	CommonStock		Equity
HVT.A	Haverty Furniture Companies, Inc. Class A Common Stock	CommonStock	Class	Equity
HWBK	Hawthorn Bancshares Inc COM USD1.0	CommonStock		Equity
HWC	Hancock Whitney Corp COM USD3.33	CommonStock		Equity
HWCPZ	Hancock Whitney Corp 6.25 Subordinated Notes due 2060 STRUCT PROD	Unknown		Equity
HWEL	Healthwell Acquisition Corp I COM CL A	CommonStock		Equity
HWELU	Healthwell Acquisition Corp I UNITS	Unit		Equity
HWELW	Healthwell Acquisition Corp I WT EXP 080528	Warrant		Equity
HWKN	Hawkins Inc COM USD.1	CommonStock		Equity
HWKZ	Hawks Acquisition Corp Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
HWKZ.U	Hawks Acquisition Corp Units, each consisting of one share of Class A common stock and one-half of one redeemable public warrant	Unit	Units	Equity
HWKZ.WS	Hawks Acquisition Corp Public warrants, each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
HWM	Howmet Aerospace Inc. Common Stock	CommonStock		Equity
HWMp	Howmet Aerospace Inc. $3.75 Preferred Stock	PreferredStock	Preferred	Equity
HXL	Hexcel Corporation Common Stock	CommonStock		Equity
HY	Hyster-Yale Materials Handling, Inc. Class A common stock	CommonStock		Equity
HYB	The New America High Income Fund, Inc. Common Stock	CommonStock		Equity
HYBB	iShares Trust iShares BB Rated Corporate Bond ETF	ExchangeTradedFund		Equity
HYBL	SPDR Blackstone High Income ETF ETF	ExchangeTradedFund		Equity
HYD	VanEck High Yield Muni ETF ETF	ExchangeTradedFund		Equity
HYDB	iShares High Yield Bond Factor ETF ETF	ExchangeTradedFund		Equity
HYDR	Global X Funds Global X Hydrogen ETF ETF	ExchangeTradedFund		Equity
HYDW	DBX ETF Trust Xtrackers Low Beta High Yield Bond ETF	ExchangeTradedFund		Equity
HYEM	VanEck ETF Trust VanEck Emerging Markets High Yield Bond ETF	ExchangeTradedFund		Equity
HYFM	Hydrofarm Holdings Group Inc COM USD0.0001	CommonStock		Equity
HYG	iShares Trust iShares iBoxx $ High Yield Corporate Bond ETF	ExchangeTradedFund		Equity
HYGH	iShares U.S. ETF Trust iShares Interest Rate Hedged High Yield Bond ETF	ExchangeTradedFund		Equity
HYGV	FlexShares Trust FlexShares High Yield Value-Scored Bond Index Fund	ExchangeTradedFund		Equity
HYHG	ProShares High Yield-Interest Rate Hedged ETF ETF	ExchangeTradedFund		Equity
HYI	Western Asset High Yield Defined Opportunity Fund Inc. Common Stock, $0.001 par value	CommonStock		Equity
HYIN	Wisdomtree Alternative Income Fund ETF	ExchangeTradedFund		Equity
HYLB	DBX ETF Trust Xtrackers USD High Yield Corporate Bond ETF	ExchangeTradedFund		Equity
HYLD	Exchange Listed Funds Trust High Yield ETF	ExchangeTradedFund		Equity
HYLN	Hyliion Holdings Corp. Common Stock	CommonStock		Equity
HYLS	First Trust Exchange-Traded Fund IV First Trust Tactical High Yield ETF ETF	ExchangeTradedFund		Equity
HYLV	IndexIQ ETF Trust IQ S&P High Yield Low Volatility Bond ETF	ExchangeTradedFund		Equity
HYMB	SPDR Series Trust SPDR Nuveen Bloomberg High Yield Municipal Bond ETF	ExchangeTradedFund		Equity
HYMC	Hycroft Mining Holding Corp COM	CommonStock		Equity
HYMCL	Hycroft Mining Holding Corp *W EXP 10/05/2023	Warrant		Equity
HYMCW	Hycroft Mining Holding Corp WT EXP 021225	Warrant		Equity
HYMCZ	Hycroft Mining Holding Corp *W EXP 10/12/2022	Warrant		Equity
HYMU	Blackrock High Yield Muni Income Bond ETF ETF	ExchangeTradedFund		Equity
HYPR	Hyperfine Inc COM CL A	CommonStock		Equity
HYRE	Hyrecar Inc COM	CommonStock		Equity
HYRM	DBX ETF Trust Xtrackers Risk Managed USD High Yield Strategy ETF	ExchangeTradedFund		Equity
HYS	PIMCO ETF Trust PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund	ExchangeTradedFund		Equity
HYT	BlackRock Corporate High Yield Fund, Inc. Common Stock, $.10 par value.	CommonStock		Equity
HYTR	Northern Lights Fund Trust III CP High Yield Trend ETF	ExchangeTradedFund		Equity
HYUP	DBX ETF Trust Xtrackers High Beta High Yield Bond ETF	ExchangeTradedFund		Equity
HYW	Hywin Holdings Ltd ADR	AdrCommon		Equity
HYXF	iShares ESG Advanced High Yield Corporate Bond ETF ETF	ExchangeTradedFund		Equity
HYXU	iShares International High Yield Bond ETF ETF	ExchangeTradedFund		Equity
HYZD	WisdomTree Trust WisdomTree Interest Rate Hedged High Yield Bond Fund ETF	ExchangeTradedFund		Equity
HYZN	HYZON Motors Inc COM CL A	CommonStock		Equity
HYZNW	HYZON Motors Inc WT EXP 100225	Warrant		Equity
HZN	Horizon Global Corporation Common Stock	CommonStock		Equity
HZNP	Horizon Therapeutics Public Ltd Co ORD USD.01	CommonStock		Equity
HZO	MarineMax, Inc. Common Stock	CommonStock		Equity
HZON	Horizon Acquisition Corporation II Class A Ordinary Shares	CommonStock		Equity
HZON.U	Horizon Acquisition Corporation II Units, each consisting of one Class A ordinary share, and one-third of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
HZON.WS	Horizon Acquisition Corporation II Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
IAA	IAA, Inc. Common Stock	CommonStock		Equity
IAC	IAC/InterActiveCorp COM	CommonStock		Equity
IACC	ION Acquisition Corp 3 Ltd. Class A Ordinary Shares	CommonStock		Equity
IAE	Voya Asia Pacific High Dividend Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
IAF	Aberdeen Australia Equity Fund, Inc. Common Stock	CommonStock		Equity
IAG	IAMGOLD Corporation Common Shares	CommonStock		Equity
IAGG	iShares Core International Aggregate Bond ETF ETF	ExchangeTradedFund		Equity
IAI	iShares Trust iShares U.S. Broker-Dealers & Securities Exchanges ETF	ExchangeTradedFund		Equity
IAK	iShares Trust iShares U.S. Insurance ETF	ExchangeTradedFund		Equity
IAPR	Innovator ETFs Trust Innovator International Developed Power Buffer ETF-April	ExchangeTradedFund		Equity
IART	Integra LifeSciences Holdings Corp COM USD.01	CommonStock		Equity
IAS	Integral Ad Science Holding Corp COM USD0.001	CommonStock		Equity
IAT	iShares Trust iShares U.S. Regional Banks ETF	ExchangeTradedFund		Equity
IAU	iShares Gold Trust Shares of the iShares Gold Trust	ExchangeTradedVehicle		Equity
IAUF	iShares U.S. ETF Trust - iShares Gold Strategy ETF ETF	ExchangeTradedFund		Equity
IAUM	iShares Gold Trust Micro Shares representing units of fractional undivided beneficial interest in the net assets of the Trust	ExchangeTradedVehicle		Equity
IAUX	i-80 Gold Corp. Common Shares	CommonStock		Equity
IBA	Industrias Bachoco S.A.B de C.V. American Depositary Shares (Each representing Twelve Series B Shares)	AdrCommon		Equity
IBB	iShares Biotechnology ETF BIOTECHNOLOGY INDEX	ExchangeTradedFund		Equity
IBBQ	Invesco Nasdaq Biotechnology ETF ETF	ExchangeTradedFund		Equity
IBCE	iShares Trust iShares iBonds Mar 2023 Term Corporate ex-Financials ETF	ExchangeTradedFund		Equity
IBCP	Independent Bank Corp COM NPV	CommonStock		Equity
IBD	Northern Lights Fund Trust IV Inspire Corporate Bond ESG ETF	ExchangeTradedFund		Equity
IBDD	iShares Trust iShares iBonds Mar 2023 Term Corporate ETF	ExchangeTradedFund		Equity
IBDN	iShares Trust iShares iBonds Dec 2022 Term Corporate ETF	ExchangeTradedFund		Equity
IBDO	iShares Trust iShares iBonds Dec 2023 Term Corporate ETF	ExchangeTradedFund		Equity
IBDP	iShares Trust iShares iBonds Dec 2024 Term Corporate ETF	ExchangeTradedFund		Equity
IBDQ	iShares Trust iShares iBonds Dec 2025 Term Corporate ETF	ExchangeTradedFund		Equity
IBDR	iShares Trust iShares iBonds Dec 2026 Term Corporate ETF	ExchangeTradedFund		Equity
IBDS	iShares Trust iShares iBonds Dec 2027 Term Corporate ETF	ExchangeTradedFund		Equity
IBDT	iShares Trust iShares iBonds Dec 2028 Term Corporate ETF	ExchangeTradedFund		Equity
IBDU	iShares Trust iShares iBonds Dec 2029 Term Corporate ETF	ExchangeTradedFund		Equity
IBDV	iShares Trust iShares iBonds Dec 2030 Term Corporate ETF	ExchangeTradedFund		Equity
IBDW	iShares Trust iShares iBonds Dec 2031 Term Corporate ETF	ExchangeTradedFund		Equity
IBER	Ibere Pharmaceuticals Class A Ordinary Shares	CommonStock		Equity
IBER.U	Ibere Pharmaceuticals Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
IBER.WS	Ibere Pharmaceuticals Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
IBET	iBET Sports Betting and Gaming ETF ETF	ExchangeTradedFund		Equity
IBEX	Ibex Ltd COM	CommonStock		Equity
IBHB	iShares Trust - iShares iBonds 2022 Term High Yield and Income ETF ETF	ExchangeTradedFund		Equity
IBHC	iShares Trust - iShares iBonds 2023 Term High Yield and Income ETF ETF	ExchangeTradedFund		Equity
IBHD	iShares Trust - iShares iBonds 2024 Term High Yield and Income ETF ETF	ExchangeTradedFund		Equity
IBHE	iShares Trust - iShares iBonds 2025 Term High Yield and Income ETF ETF	ExchangeTradedFund		Equity
IBHF	iShares iBonds 2026 Term High Yield and Income ETF ETF	ExchangeTradedFund		Equity
IBHG	iShares iBonds 2027 Term High Yield and Income ETF ETF	ExchangeTradedFund		Equity
IBHH	iShares iBonds 2028 Term High Yield and Income ETF ETF	ExchangeTradedFund		Equity
IBHI	iShares iBonds 2029 Term High Yield and Income ETF ETF	ExchangeTradedFund		Equity
IBIO	iBio Inc. Common Stock	CommonStock		Equity
IBKR	Interactive Brokers Group Inc CL A COM USD.01	CommonStock		Equity
IBLC	iShares Trust iShares Blockchain and Tech ETF	ExchangeTradedFund		Equity
IBM	International Business Machines Corporation Capital Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
IBMK	iShares Trust iShares iBonds Dec 2022 Term Muni Bond ETF	ExchangeTradedFund		Equity
IBML	Ishares Trust Ibonds Dec2023 Term Municipal Bond ETF ETF	ExchangeTradedFund		Equity
IBMM	iShares Trust - iShares iBonds Dec 2024 Term Muni Bond ETF ETF	ExchangeTradedFund		Equity
IBMN	iShares Trust - iShares iBonds Dec 2025 Term Muni Bond ETF ETF	ExchangeTradedFund		Equity
IBMO	iShares Trust - iShares iBonds Dec 2026 Term Muni Bond ETF ETF	ExchangeTradedFund		Equity
IBMP	iShares Trust - iShares iBonds Dec 2027 Term Muni Bond ETF ETF	ExchangeTradedFund		Equity
IBMQ	iShares Trust - iShares iBonds Dec 2028 Term Muni Bond ETF ETF	ExchangeTradedFund		Equity
IBN	ICICI Bank Limited American Depositary Shares(Each representing 2 Equity Shares)	AdrCommon		Equity
IBND	SPDR Series Trust SPDR Bloomberg International Corporate Bond ETF	ExchangeTradedFund		Equity
IBOC	International Bancshares Corp COM USD1	CommonStock		Equity
IBP	Installed Building Products, Inc. Common stock, $0.01 par value per share	CommonStock		Equity
IBRX	ImmunityBio Inc COM	CommonStock		Equity
IBTB	iShares iBonds Dec 2022 Term Treasury ETF ETF	ExchangeTradedFund		Equity
IBTD	iShares iBonds Dec 2023 Term Treasury ETF ETF	ExchangeTradedFund		Equity
IBTE	iShares iBonds Dec 2024 Term Treasury ETF ETF	ExchangeTradedFund		Equity
IBTF	iShares iBonds Dec 2025 Term Treasury ETF ETF	ExchangeTradedFund		Equity
IBTG	iShares iBonds Dec 2026 Term Treasury ETF ETF	ExchangeTradedFund		Equity
IBTH	iShares iBonds Dec 2027 Term Treasury ETF ETF	ExchangeTradedFund		Equity
IBTI	iShares iBonds Dec 2028 Term Treasury ETF ETF	ExchangeTradedFund		Equity
IBTJ	iShares iBonds Dec 2029 Term Treasury ETF ETF	ExchangeTradedFund		Equity
IBTK	Ishares Ibonds Dec 2030 Term Treasury ETF ETF	ExchangeTradedFund		Equity
IBTL	iShares iBonds Dec 2031 Term Treasury ETF ETF	ExchangeTradedFund		Equity
IBTX	Independent Bank Group Inc COM USD.01	CommonStock		Equity
IBUY	Amplify ETF Trust Amplify Online Retail ETF	ExchangeTradedFund		Equity
ICAD	icad Inc COM USD.01	CommonStock		Equity
ICAP	Series Portfolios Trust InfraCap Equity Income Fund ETF	ExchangeTradedFund		Equity
ICCC	ImmuCell Corp COM USD.1	CommonStock		Equity
ICCH	ICC Holdings Inc COM USD0.01	CommonStock		Equity
ICCM	IceCure Medical Ltd ORD	CommonStock		Equity
ICD	Independence Contract Drilling, Inc. Common Stock	CommonStock		Equity
ICE	Intercontinental Exchange, Inc. Common Stock	CommonStock		Equity
ICF	iShares Cohen & Steers REIT ETF REALTY MAJORS INDEX	ExchangeTradedFund		Equity
ICFI	ICF International Inc COM USD.001	CommonStock		Equity
ICHR	Ichor Holdings Ltd COM USD.0001	CommonStock		Equity
ICL	ICL Group Ltd. Ordinary Shares	CommonStock		Equity
ICLK	iClick Interactive Asia Group Ltd ADR	AdrCommon		Equity
ICLN	iShares Global Clean Energy ETF ETF	ExchangeTradedFund		Equity
ICLR	Icon PLC COM EUR.06	CommonStock		Equity
ICMB	Investcorp Credit Management BDC Inc COM USD.001	CommonStock		Equity
ICNC	Iconic Sports Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
ICNC.U	Iconic Sports Acquisition Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
ICNC.WS	Iconic Sports Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
ICOL	iShares Inc. iShares MSCI Colombia ETF	ExchangeTradedFund		Equity
ICOW	Pacer Developed Markets International Cash Cows 100 ETF ETF	ExchangeTradedFund		Equity
ICPT	Intercept Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
ICRpA	InPoint Commercial Real Estate Income, Inc. Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share	PreferredStock	Preferred Class	Equity
ICSH	BlackRock Ultra Short-Term Bond ETF ETF	ExchangeTradedFund		Equity
ICUI	ICU Medical Inc COM USD.1	CommonStock		Equity
ICVT	iShares Convertible Bond ETF ETF	ExchangeTradedFund		Equity
ICVX	Icosavax Inc COM	CommonStock		Equity
ID	PARTS iD, Inc Class A common stock	CommonStock		Equity
IDA	IDACORP, Inc. Common Stock	CommonStock		Equity
IDAI	T Stamp Inc COM CL A	CommonStock		Equity
IDAT	iShares Trust iShares Cloud 5G and Tech ETF	ExchangeTradedFund		Equity
IDBA	IDEX Biometrics ASA ADR	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
IDCC	InterDigital Inc COM USD.01	CommonStock		Equity
IDE	Voya Infrastructure, Industrials and Materials Fund Common Shares of Beneficial Interest	CommonStock		Equity
IDEV	iShares Trust iShares Core MSCI International Developed Markets ETF	ExchangeTradedFund		Equity
IDEX	Ideanomics Inc COM USD.001	CommonStock		Equity
IDHD	Invesco S&P International Developed High Dividend Low Volatility ETF ETF	ExchangeTradedFund		Equity
IDHQ	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Quality ETF	ExchangeTradedFund		Equity
IDIV	Metaurus Equity Component Trust U.S. Equity Cumulative Dividends Fund - Series 2027	ExchangeTradedVehicle		Equity
IDLB	Invesco FTSE International Low Beta Equal Weight ETF ETF	ExchangeTradedFund		Equity
IDLV	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Low Volatility ETF	ExchangeTradedFund		Equity
IDME	International Drawdown Managed Equity ETF ETF	ExchangeTradedFund		Equity
IDMO	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Momentum ETF	ExchangeTradedFund		Equity
IDN	Intellicheck Inc COM USD.001	CommonStock		Equity
IDNA	iShares Trust iShares Genomics Immunology and Healthcare ETF	ExchangeTradedFund		Equity
IDOG	ALPS ETF Trust ALPS International Sector Dividend Dogs ETF	ExchangeTradedFund		Equity
IDR	Idaho Strategic Resources, Inc. Common Stock	CommonStock		Equity
IDRA	Idera Pharmaceuticals Inc COM USD.001	CommonStock		Equity
IDRV	iShares Trust iShares Self-Driving EV and Tech ETF	ExchangeTradedFund		Equity
IDT	IDT Corporation Class B Common Stock	CommonStock		Equity
IDU	iShares Trust iShares U.S. Utilities ETF	ExchangeTradedFund		Equity
IDV	iShares International Select Dividend ETF EPAC SEL DIV FD	ExchangeTradedFund		Equity
IDW	IDW Media Holdings Class B common stock	CommonStock		Equity
IDX	VanEck ETF Trust VanEck Indonesia Index ETF	ExchangeTradedFund		Equity
IDXX	IDEXX Laboratories Inc COM USD.1	CommonStock		Equity
IDYA	IDEAYA Biosciences Inc COM USD0.0001	CommonStock		Equity
IEA	Infrastructure and Energy Alternatives Inc COM USD.0001	CommonStock		Equity
IEAWW	Infrastructure and Energy Alternatives Inc WRRT EXP 10/10/20	Warrant		Equity
IECS	iShares U.S. ETF Trust - iShares Evolved U.S. Consumer Staples ETF ETF	ExchangeTradedFund		Equity
IEDI	iShares U.S. ETF Trust- iShares Evolved U.S. Discretionary Spending ETF ETF	ExchangeTradedFund		Equity
IEF	iShares 7-10 Year Treasury Bond ETF TR 7-10YR TR BD	ExchangeTradedFund		Equity
IEFA	iShares Core MSCI EAFE ETF ETF	ExchangeTradedFund		Equity
IEFN	iShares U.S. ETF Trust - iShares Evolved U.S. Financials ETF ETF	ExchangeTradedFund		Equity
IEHS	iShares U.S. ETF Trust- iShares Evolved U.S. Healthcare Staples ETF ETF	ExchangeTradedFund		Equity
IEI	iShares 3-7 Year Treasury Bond ETF 3-7 YEAR TREAS	ExchangeTradedFund		Equity
IEIH	iShares U.S. ETF Trust - iShares Evolved U.S. Innovative Healthcare ETF ETF	ExchangeTradedFund		Equity
IEME	iShares U.S. ETF Trust - iShares Evolved U.S. Media and Entertainment ETF ETF	ExchangeTradedFund		Equity
IEMG	iShares Inc. iShares Core MSCI Emerging Markets ETF	ExchangeTradedFund		Equity
IEO	iShares U.S. Oil & Gas Exploration & Production ETF DJ OIL & GAS EXPL	ExchangeTradedFund		Equity
IEP	Icahn Enterprises LP CL B LP DEP UNTS NPV	CommonStock		Equity
IESC	IES Holdings Inc COM USD.01	CommonStock		Equity
IETC	IShares U.S. ETF Trust - iShares Evolved U.S. Technology ETF ETF	ExchangeTradedFund		Equity
IEUR	iShares Trust iShares Core MSCI Europe ETF	ExchangeTradedFund		Equity
IEUS	iShares MSCI Europe Small-Cap ETF ETF	ExchangeTradedFund		Equity
IEV	iShares Trust iShares Europe ETF	ExchangeTradedFund		Equity
IEX	IDEX Corporation Common Stock	CommonStock		Equity
IEZ	iShares Trust iShares U.S. Oil Equipment & Services ETF	ExchangeTradedFund		Equity
IFBD	Infobird Co Ltd ORD	CommonStock		Equity
IFED	UBS AG ETRACS IFED Invest with the Fed TR Index ETN	ExchangeTradedNote		Equity
IFF	International Flavors & Fragrances Inc. Common Stock	CommonStock		Equity
IFGL	iShares International Developed Real Estate ETF ETF	ExchangeTradedFund		Equity
IFIN	InFinT Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
IFIN.U	InFinT Acquisition Corporation Units,each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
IFIN.WS	InFinT Acquisition Corporation Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per whole share	Warrant	Warrants	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
IFN	The India Fund, Inc. Common Stock	CommonStock		Equity
IFRA	iShares US Infrastructure ETF ETF	ExchangeTradedFund		Equity
IFRX	InflaRx NV COM	CommonStock		Equity
IFS	Intercorp Financial Services Inc. Common Shares	CommonStock		Equity
IFV	First Trust Exchange-Traded Trust VI Dorsey Wright International Focus 5 ETF ETF	ExchangeTradedFund		Equity
IG	Principal Exchange-Traded Funds Principal Investment Grade Corporate Active ETF	ExchangeTradedFund		Equity
IGA	Voya Global Advantage and Premium Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
IGAC	IG Acquisition Corp CL A	CommonStock		Equity
IGACU	IG Acquisition Corp UNITS	Unit		Equity
IGACW	IG Acquisition Corp WT EXP 100527	Warrant		Equity
IGBH	iShares U.S. ETF Trust iShares Interest Rate Hedged Long-Term Corporate Bond ETF	ExchangeTradedFund		Equity
IGC	India Globalization Capital Inc. Common Stock	CommonStock		Equity
IGD	Voya Global Equity Dividend and Premium Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
IGE	iShares North American Natural Resources ETF GOLD SAC NAT RES IDX	ExchangeTradedFund		Equity
IGEB	iShares Investment Grade Bond Factor ETF ETF	ExchangeTradedFund		Equity
IGF	iShares Global Infrastructure ETF MSCI S&P GLBL	ExchangeTradedFund		Equity
IGHG	ProShares Investment Grade-Interest Rate Hedged ETF ETF	ExchangeTradedFund		Equity
IGI	Western Asset Investment Grade Defined Opportunity Trust Inc. Common Stock, $0.001 par value.	CommonStock		Equity
IGIB	iShares 5-10 Year Investment Grade Corp Bond ETF INTERMEDIATE CR BOND	ExchangeTradedFund		Equity
IGIC	International General Insurance Holdings Ltd COM	CommonStock		Equity
IGICW	International General Insurance Holdings Ltd WT EXP 031725	Warrant		Equity
IGLB	iShares Trust iShares 10+ Year Investment Grade Corporate Bond ETF	ExchangeTradedFund		Equity
IGLD	FT Cboe Vest Gold Strategy Target Income ETF ETF	ExchangeTradedFund		Equity
IGM	iShares Trust iShares Expanded Tech Sector ETF	ExchangeTradedFund		Equity
IGMS	IGM Biosciences Inc COM USD0.01	CommonStock		Equity
IGN	iShares Trust iShares North American Tech-Multimedia Networking ETF	ExchangeTradedFund		Equity
IGNY	Ignyte Acquisition Corp COM	CommonStock		Equity
IGNYU	Ignyte Acquisition Corp UNIT	Unit		Equity
IGNYW	Ignyte Acquisition Corp WT EXP 010526	Warrant		Equity
IGOV	iShares International Treasury Bond ETF ETF	ExchangeTradedFund		Equity
IGR	CBRE Global Real Estate Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
IGRO	iShares International Dividend Growth ETF ETF	ExchangeTradedFund		Equity
IGSB	iShares 1-5 Year Investment Grade Corp Bond ETF 1-3 YEAR CREDIT BOND	ExchangeTradedFund		Equity
IGT	International Game Technology PLC Ordinary Shares, nominal value	CommonStock		Equity
IGTA	Inception Growth Acquisition Ltd COM USD0.0001	CommonStock		Equity
IGTAR	Inception Growth Acquisition Limited Rights	Right		Equity
IGTAU	Inception Growth Acquisition Ltd UNITS	Unit		Equity
IGTAW	Inception Growth Acquisition Ltd WT EXP 101526	Warrant		Equity
IGV	IShares Expanded Tech-Software Sector ETF SOFTWARE INDEX FD	ExchangeTradedFund		Equity
IH	iHuman Inc. American depositary shares, each representing five Class A ordinary shares	AdrCommon		Equity
IHAK	iShares Trust iShares Cybersecurity and Tech ETF	ExchangeTradedFund		Equity
IHD	Voya Emerging Markets High Income Dividend Equity Fund Common Shares $0.01 par value	CommonStock		Equity
IHDG	WisdomTree Trust WisdomTree International Hedged Quality Dividend Growth Fund	ExchangeTradedFund		Equity
IHE	iShares Trust iShares U.S. Pharmaceuticals ETF	ExchangeTradedFund		Equity
IHF	iShares Trust iShares U.S. Healthcare Providers ETF	ExchangeTradedFund		Equity
IHG	InterContinental Hotels Group PLC American Depositary Share (each representing one ordinary share)	AdrCommon		Equity
IHI	iShares Trust iShares U.S. Medical Devices ETF	ExchangeTradedFund		Equity
IHIT	Invesco High Income 2023 Target Term Fund Common Shares, no par value	CommonStock		Equity
IHRT	iHeartMedia Inc CL A COM	CommonStock		Equity
IHS	IHS Holding Limited Ordinary Shares	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
IHT	InnSuites Hospitality Trust Common Shares of Beneficial Interest	CommonStock		Equity
IHTA	Invesco High Income 2024 Target Term Fund Common Shares of Beneficial Interest, No par value per share	CommonStock		Equity
IHY	VanEck ETF Trust VanEck International High Yield Bond ETF	ExchangeTradedFund		Equity
IHYF	Invesco High Yield Bond Factor ETF ETF	ExchangeTradedFund		Equity
IIF	Morgan Stanley India Investment Fund, Inc. Common Stock	CommonStock		Equity
IIGD	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco Investment Grade Defensive ETF	ExchangeTradedFund		Equity
IIGV	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco Investment Grade Value ETF	ExchangeTradedFund		Equity
III	Information Services Group Inc COM USD.001	CommonStock		Equity
IIII	INSU Acquisition Corp III COM CL A	CommonStock		Equity
IIIIU	INSU Acquisition Corp III UNIT	Unit		Equity
IIIIW	INSU Acquisition Corp III WT EXP 123126	Warrant		Equity
IIIN	Insteel Industries, Inc. Common Stock	CommonStock		Equity
IIIV	I3 Verticals Inc COM CL A	CommonStock		Equity
IIM	Invesco Value Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
IINN	Inspira Technologies Oxy B.H.N. Ltd ORD SHS	CommonStock		Equity
IINNW	Inspira Technologies Oxy B.H.N. Ltd WT EXP 063026	Warrant		Equity
IIPR	Innovative Industrial Properties, Inc. Common Stock	CommonStock		Equity
IIPRpA	Innovative Industrial Properties, Inc. 9.00% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
IIVI	II VI Inc COM NPV	CommonStock		Equity
IIVIP	II VI Inc 6% CONV PFD A	PreferredStock		Equity
IJAN	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - January	ExchangeTradedFund		Equity
IJH	iShares Trust iShares Core S&P Mid-Cap ETF	ExchangeTradedFund		Equity
IJJ	iShares Trust iShares S&P Mid-Cap 400 Value ETF	ExchangeTradedFund		Equity
IJK	iShares Trust iShares S&P Mid-Cap 400 Growth ETF	ExchangeTradedFund		Equity
IJR	iShares Trust iShares Core S&P Small-Cap ETF	ExchangeTradedFund		Equity
IJS	iShares Trust iShares S&P Small-Cap 600 Value ETF	ExchangeTradedFund		Equity
IJT	iShares S&P Small-Cap 600 Growth ETF S&P SMLCP GROW	ExchangeTradedFund		Equity
IJUL	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - July	ExchangeTradedFund		Equity
IKNA	Ikena Oncology Inc COM	CommonStock		Equity
IKT	Inhibikase Therapeutics Inc COM	CommonStock		Equity
ILCB	iShares Trust iShares Morningstar U.S. Equity ETF	ExchangeTradedFund		Equity
ILCG	iShares Trust iShares Morningstar Growth ETF	ExchangeTradedFund		Equity
ILCV	iShares Trust iShares Morningstar Value ETF	ExchangeTradedFund		Equity
ILDR	First Trust Exchange-Traded Fund VIII First Trust Innovation Leaders ETF	ExchangeTradedFund		Equity
ILF	iShares Trust iShares Latin America 40 ETF	ExchangeTradedFund		Equity
ILMN	Illumina Inc COM USD.01	CommonStock		Equity
ILPT	Industrial Logistics Properties Trust COM	Fund		Equity
ILTB	iShares Trust iShares Core 10+ Year USD Bond ETF	ExchangeTradedFund		Equity
IMAB	I-Mab ADS	AdrCommon		Equity
IMAC	IMAC Holdings Inc COM	CommonStock		Equity
IMACW	IMAC Holdings Inc WT EXP 121323	Warrant		Equity
IMAQ	International Media Acquisition Corp COM CL A	CommonStock		Equity
IMAQR	International Media Acquisition Corp. Rights	Right		Equity
IMAQU	International Media Acquisition Corp UNITS	Unit		Equity
IMAQW	International Media Acquisition Corp WT EXP 072126	Warrant		Equity
IMAX	IMAX Corporation Common Shares	CommonStock		Equity
IMBI	iMedia Brands Inc COM USD.01	CommonStock		Equity
IMBIL	iMedia Brands Inc 8.5 Senior Notes Due 2026 ETN	Unknown		Equity
IMCB	iShares Trust iShares Morningstar Mid-Cap ETF	ExchangeTradedFund		Equity
IMCC	IM Cannabis Corp COM	CommonStock		Equity
IMCG	iShares Trust iShares Morningstar Mid-Cap Growth ETF	ExchangeTradedFund		Equity
IMCR	Immunocore Holdings plc ADR	AdrCommon		Equity
IMCV	iShares Morningstar Mid-Cap Value ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
IMFL	Invesco International Developed Dynamic Multifactor ETF ETF	ExchangeTradedFund		Equity
IMGN	ImmunoGen Inc COM USD.01	CommonStock		Equity
IMGO	Imago BioSciences Inc COM	CommonStock		Equity
IMH	Impac Mortgage Holdings Inc. Common Stock	CommonStock		Equity
IMKTA	Ingles Markets Inc CL A COM USD.05	CommonStock		Equity
IMLP	Barclays Bank iPath S&P MLP ETN STRUCT PRODUCT	ExchangeTradedFund		Equity
IMMP	Immutep Ltd ADR	AdrCommon		Equity
IMMR	Immersion Corp COM USD.001	CommonStock		Equity
IMMX	Immix Biopharma Inc COM USD0.0001	CommonStock		Equity
IMNM	Immunome Inc COM USD.0001	CommonStock		Equity
IMO	Imperial Oil Limited Common Stock	CommonStock		Equity
IMOM	Alpha Architect International Quantitative Momentum ETF ETF	ExchangeTradedFund		Equity
IMOS	Chipmos Technologies Inc ADR	AdrCommon		Equity
IMPL	Impel Pharmaceuticals Inc COM	CommonStock		Equity
IMPP	Imperial Petroleum Inc COM	CommonStock		Equity
IMPPP	Imperial Petroleum Inc 8.75% CUM PFD A	Unknown		Equity
IMPX	AEA-Bridges Impact Corp. Class A Ordinary Shares	CommonStock		Equity
IMPX.U	AEA-Bridges Impact Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
IMPX.WS	AEA-Bridges Impact Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
IMRA	Imara Inc COM	CommonStock		Equity
IMRN	Immuron Ltd SPONSORED ADR	AdrCommon		Equity
IMRX	Immuneering Corp COM CL A	CommonStock		Equity
IMTB	iShares Trust iShares Core 5-10 Year USD Bond ETF	ExchangeTradedFund		Equity
IMTE	Integrated Media Technology Ltd ORD SHS	CommonStock		Equity
IMTM	iShares Trust iShares MSCI Intl Momentum Factor ETF	ExchangeTradedFund		Equity
IMTX	Immatics NV COM	CommonStock		Equity
IMTXW	Immatics NV WT EXP 101025	Warrant		Equity
IMUX	Immunic Inc COM	CommonStock		Equity
IMV	IMV Inc COM NPV	CommonStock		Equity
IMVT	Immunovant Inc COM	CommonStock		Equity
IMXI	International Money Express Inc COM	CommonStock		Equity
INAB	IN8bio Inc COM USD0.0001	CommonStock		Equity
INAQ	Insight Acquisition Corp. Class A Common Stock	CommonStock		Equity
INAQ.U	Insight Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
INAQ.WS	Insight Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
INBK	First Internet Bancorp COM USD1	CommonStock		Equity
INBKZ	First Internet Bancorp 6 SB NT 29 ETN	Unknown		Equity
INBX	Inhibrx Inc COM USD.0001	CommonStock		Equity
INCO	Columbia ETF Trust II Columbia India Consumer ETF	ExchangeTradedFund		Equity
INCR	Intercure Ltd COM	CommonStock		Equity
INCY	Incyte Corp COM USD.001	CommonStock		Equity
INDA	iShares Trust - iShares MSCI India ETF ETF	ExchangeTradedFund		Equity
INDB	Independent Bank Corp. COM NPV	CommonStock		Equity
INDF	Exchange Traded Concepts Trust Nifty India Financials ETF	ExchangeTradedFund		Equity
INDI	Indie Semiconductor Inc COM CL A	CommonStock		Equity
INDIW	Indie Semiconductor Inc WT EXP 061526	Warrant		Equity
INDL	Direxion Shares ETF Trust Direxion Daily MSCI India Bull 2X Shares	ExchangeTradedFund		Equity
INDO	Indonesia Energy Corporation Limited Ordinary Shares	CommonStock		Equity
INDP	Indaptus Therapeutics Inc COM	CommonStock		Equity
INDS	Pacer Funds Trust Pacer Benchmark Industrial Real Estate SCTR ETF	ExchangeTradedFund		Equity
INDT	INDUS Realty Trust Inc COM USD.01	CommonStock		Equity
INDY	iShares India 50 ETF ETF	ExchangeTradedFund		Equity
INFA	Informatica Inc. Class A Common Stock	CommonStock		Equity
INFI	Infinity Pharmaceuticals Inc COM USD	CommonStock		Equity
INFL	Listed Funds Trust Horizon Kinetics Inflation Beneficiaries ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
INFN	Infinera Corp COM USD.001	CommonStock		Equity
INFU	InfuSystem Holdings Inc. Common stock	CommonStock		Equity
INFY	Infosys Limited American Depositary Shares each represented by one Equity Share, par value 5 per share	AdrCommon		Equity
ING	ING Groep N.V. American Depositary Shares (Each representing one Ordinary Share)	AdrCommon		Equity
INGN	Inogen Inc COM USD.001	CommonStock		Equity
INGR	Ingredion Incorporated Common Stock	CommonStock		Equity
INKA	Kludein I Acquisition Corp CL A	CommonStock		Equity
INKAU	Kludein I Acquisition Corp UNIT	Unit		Equity
INKAW	Kludein I Acquisition Corp WT EXP 070827	Warrant		Equity
INKM	SSGA Active Trust SPDR SSgA Income Allocation ETF	ExchangeTradedFund		Equity
INKT	MiNK Therapeutics Inc COM USD0.00001	CommonStock		Equity
INM	InMed Pharmaceuticals Inc COM	CommonStock		Equity
INMB	INmune Bio Inc COM	CommonStock		Equity
INMD	INMODE LTD COM USD0.01	CommonStock		Equity
INMU	BlackRock ETF Trust II BlackRock Intermediate Muni Income Bond ETF	ExchangeTradedFund		Equity
INN	Summit Hotel Properties, Inc. Common Stock	CommonStock		Equity
INNO	Harbor ETF Trust Harbor Disruptive Innovation ETF	ExchangeTradedFund		Equity
INNV	InnovAge Holding Corp COM	CommonStock		Equity
INNpE	Summit Hotel Properties, Inc. 6.250% Series E Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
INNpF	Summit Hotel Properties, Inc. 5.875% Series F Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	Preferred Class	Equity
INO	Inovio Pharmaceuticals Inc COM NPV	CommonStock		Equity
INOD	Innodata Inc COM USD.01	CommonStock		Equity
INPX	Inpixon COM USD.001	CommonStock		Equity
INQQ	Exchange Traded Concepts Trust India Internet & Ecommerce ETF	ExchangeTradedFund		Equity
INSE	Inspired Entertainment Inc COM	CommonStock		Equity
INSG	Inseego Corp COM USD.001	CommonStock		Equity
INSI	Insight Select Income Fund Common Stock	CommonStock		Equity
INSM	Insmed Inc COM USD.01	CommonStock		Equity
INSP	Inspire Medical Systems, Inc. Common Stock, par value $0.001 per share	CommonStock		Equity
INST	Instructure Holdings, Inc. Common Stock	CommonStock		Equity
INSW	International Seaways, Inc. Common Stock	CommonStock		Equity
INSWpA	International Seaways, Inc. 8.50% Senior Notes due June 30, 2023	StructuredProduct	Preferred Class	Equity
INT	World Fuel Services Corporation Common Stock	CommonStock		Equity
INTA	Intapp Inc COM USD0.001	CommonStock		Equity
INTC	Intel Corp COM NPV	CommonStock		Equity
INTE	Integral Acquisition Corporation 1 COM CL A	CommonStock		Equity
INTEU	Integral Acquisition Corporation 1 UNITS	Unit		Equity
INTEW	Integral Acquisition Corporation 1 WT EXP 053128	Warrant		Equity
INTF	iShares Trust iShares International Equity Factor ETF	ExchangeTradedFund		Equity
INTG	Intergroup Corp (The) COM USD.01	CommonStock		Equity
INTT	inTEST Corporation Common stock	CommonStock		Equity
INTU	Intuit Inc. COM NPV	CommonStock		Equity
INTZ	Intrusion Inc COM NPV	CommonStock		Equity
INUV	Inuvo, Inc Common Stock	CommonStock		Equity
INVA	Innoviva Inc COM USD.01	CommonStock		Equity
INVE	Identiv Inc COM USD.001	CommonStock		Equity
INVH	Invitation Homes Inc. Common Stock	CommonStock		Equity
INVO	Invo Bioscience Inc COM USD0.0001	CommonStock		Equity
INVZ	Innoviz Technologies Ltd COM	CommonStock		Equity
INVZW	Innoviz Technologies Ltd WT EXP 040526	Warrant		Equity
INZY	Inozyme Pharma Inc COM 0.0001	CommonStock		Equity
IOAC	Innovative International Acquisition Corp CL A ORD USD0.0001	CommonStock		Equity
IOACU	Innovative International Acquisition Corp UNITS	Unit		Equity
IOACW	Innovative International Acquisition Corp WT EXP 070128	Warrant		Equity
IOBT	IO Biotech Inc COM USD0.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
IOCT	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - October	ExchangeTradedFund		Equity
IONM	Assure Holdings Corp COM	CommonStock		Equity
IONQ	IonQ, Inc. Common Stock	CommonStock		Equity
IONQ.WS	IonQ, Inc. Redeemable warrants, each whole warrant exercisable for one share of Common Stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
IONS	Ionis Pharmaceuticals Inc COM USD.001	CommonStock		Equity
IOO	iShares Trust iShares Global 100 ETF	ExchangeTradedFund		Equity
IOR	Income Opportunity Realty Investors, Inc. Common Stock Par Value $.01	CommonStock		Equity
IOSP	Innospec Inc COM USD.01	CommonStock		Equity
IOT	Samsara Inc. Class A Common Stock	CommonStock		Equity
IOVA	Iovance Biotherapeutics Inc COM USD0.00004166	CommonStock		Equity
IP	International Paper Company Common Stock	CommonStock		Equity
IPA	ImmunoPrecise Antibodies Ltd COM	CommonStock		Equity
IPAC	iShares Trust iShares Core MSCI Pacific ETF	ExchangeTradedFund		Equity
IPAR	Inter Parfums Inc COM NPV	CommonStock		Equity
IPAX	Inflection Point Acquisition Corp ORD CL A	CommonStock		Equity
IPAXU	Inflection Point Acquisition Corp UNITS	Unit		Equity
IPAXW	Inflection Point Acquisition Corp WT EXP	Warrant		Equity
IPAY	ETF Managers Trust ETFMG Prime Mobile Payments ETF	ExchangeTradedFund		Equity
IPB	Merrill Lynch Depositor Inc. 6.0518% INDEXPLUS Trust Certificates Series 2003-1	StructuredProduct		Equity
IPDN	Professional Diversity Network LLC COM USD0.01	CommonStock		Equity
IPDP	Dividend Performers ETF ETF	ExchangeTradedFund		Equity
IPG	The Interpublic Group of Companies, Inc. Common Stock	CommonStock		Equity
IPGP	IPG Photonics Corp COM USD.0001	CommonStock		Equity
IPHA	Innate Pharma SA ADR SPONSORED	AdrCommon		Equity
IPI	Intrepid Potash, Inc. Common Stock	CommonStock		Equity
IPKW	Invesco International BuyBack Achievers ETF ETF	ExchangeTradedFund		Equity
IPO	Renaissance Capital Greenwich Fund Renaissance IPO ETF	ExchangeTradedFund		Equity
IPOD	Social Capital Hedosophia Holdings Corp. IV Class A Ordinary Shares	CommonStock		Equity
IPOD.U	Social Capital Hedosophia Holdings Corp. IV Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
IPOD.WS	Social Capital Hedosophia Holdings Corp. IV Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
IPOF	Social Capital Hedosophia Holdings Corp. VI Class A Ordinary Shares	CommonStock		Equity
IPOF.U	Social Capital Hedosophia Holdings Corp. VI Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
IPOF.WS	Social Capital Hedosophia Holdings Corp. VI Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
IPOS	Renaissance Capital Greenwich Fund Renaissance International IPO ETF	ExchangeTradedFund		Equity
IPPP	Preferred Plus ETF ETF	ExchangeTradedFund		Equity
IPSC	Century Therapeutics Inc COM USD.0001	CommonStock		Equity
IPVA	InterPrivate II Acquisition Corp. Class A Common Stock	CommonStock		Equity
IPVA.U	InterPrivate II Acquisition Corp. Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
IPVA.WS	InterPrivate II Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
IPVF	InterPrivate III Financial Partners Inc. Class A Common Stock	CommonStock		Equity
IPVF.U	InterPrivate III Financial Partners Inc. Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
IPVF.WS	InterPrivate III Financial Partners Inc. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
IPVI	InterPrivate IV InfraTech Partners Inc COM CL A	CommonStock		Equity
IPVIU	InterPrivate IV InfraTech Partners Inc UNITS	Unit		Equity
IPVIW	InterPrivate IV InfraTech Partners Inc WRRTS	Warrant		Equity
IPW	iPower Inc COM CL A	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
IPWR	Ideal Power Inc COM USD.001	CommonStock		Equity
IQ	iQIYI Inc ADS	AdrCommon		Equity
IQDE	FlexShares Trust FlexShares International Quality Dividend Defensive Index Fund	ExchangeTradedFund		Equity
IQDF	FlexShares Trust FlexShares International Quality Dividend Index Fund	ExchangeTradedFund		Equity
IQDG	WisdomTree International Quality Dividend Growth Fund ETF	ExchangeTradedFund		Equity
IQDY	FlexShares Trust FlexShares International Quality Dividend Dynamic Index Fund	ExchangeTradedFund		Equity
IQI	Invesco Quality Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
IQIN	IndexIQ ETF Trust IQ 500 International ETF	ExchangeTradedFund		Equity
IQLT	iShares Trust iShares MSCI Intl Quality Factor ETF	ExchangeTradedFund		Equity
IQM	Franklin Intelligent Machines ETF ETF	ExchangeTradedFund		Equity
IQMD	Intelligent Medicine Acquisition Corp CL A COM	CommonStock		Equity
IQMDU	Intelligent Medicine Acquisition Corp UNITS	Unit		Equity
IQMDW	Intelligent Medicine Acquisition Corp WRRTS	Warrant		Equity
IQSI	IndexIQ ETF Trust IQ Candriam ESG International Equity ETF	ExchangeTradedFund		Equity
IQSU	IndexIQ ETF Trust IQ Candriam ESG US Equity ETF	ExchangeTradedFund		Equity
IQV	IQVIA Holdings Inc. Common Stock	CommonStock		Equity
IR	Ingersoll Rand Inc. Common Stock	CommonStock		Equity
IRBA	Litman Gregory Funds Trust iMGP RBA Responsible Global Allocation ETF	ExchangeTradedFund		Equity
IRBO	iShares Trust iShares Robotics and Artificial Intelligence Multisector ETF	ExchangeTradedFund		Equity
IRBT	iRobot Corp COM USD.001	CommonStock		Equity
IRDM	Iridium Communications Inc COM	CommonStock		Equity
IREN	Iris Energy Ltd ORD SHS	CommonStock		Equity
IRIX	IRIDEX Corp COM USD.01	CommonStock		Equity
IRL	The New Ireland Fund, Inc. Common Stock	CommonStock		Equity
IRM	Iron Mountain Incorporated Common Stock	CommonStock		Equity
IRMD	iRadimed Corp COM USD.0001	CommonStock		Equity
IRNT	IronNet, Inc. Common Stock	CommonStock		Equity
IRNT.WS	IronNet, Inc. Redeemable Warrants, each whole warrant exercisable for shares of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
IROQ	IF Bancorp Inc COM USD.01	CommonStock		Equity
IRRX	Integrated Rail and Resources Acquisition Corp. Class A Common Stock	CommonStock		Equity
IRRX.U	Integrated Rail and Resources Acquisition Corp. Units, each consisting of one share of Class A common stock and one half of one redeemable warrant	Unit	Units	Equity
IRRX.WS	Integrated Rail and Resources Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
IRS	IRSA Inversiones y Representaciones S.A. Global Depositary Shares (Each representing ten shares of Common Stock)	AdrCommon		Equity
IRS.WS	IRSA Inversiones y Representaciones S.A. Warrants to purchase Common Shares	Warrant	Warrants	Equity
IRT	Independence Realty Trust, Inc. Common Stock	CommonStock		Equity
IRTC	iRhythm Technologies Inc COM USD.001	CommonStock		Equity
IRWD	Ironwood Pharmaceuticals Inc CL A COM USD.001	CommonStock		Equity
IS	ironSource Ltd. Class A Ordinary Shares	CommonStock		Equity
ISAA	Iron Spark I Inc COM CL A	CommonStock		Equity
ISCB	iShares Trust iShares Morningstar Small-Cap ETF	ExchangeTradedFund		Equity
ISCF	iShares Trust iShares MSCI Intl Small-Cap Multifactor ETF	ExchangeTradedFund		Equity
ISCG	iShares Trust iShares Morningstar Small-Cap Growth ETF	ExchangeTradedFund		Equity
ISCV	iShares Trust iShares Morningstar Small-Cap Value ETF	ExchangeTradedFund		Equity
ISD	PGIM High Yield Bond Fund, Inc. Common Stock	CommonStock		Equity
ISDR	Issuer Direct Corporation Common Stock	CommonStock		Equity
ISDX	Invesco Exchange-Traded Self-Indexed Fund Trust - Invesco Rafi Strategic Developed ex-US ETF ETF	ExchangeTradedFund		Equity
ISEE	IVERIC bio Inc COM USD0.001	CommonStock		Equity
ISEM	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco RAFI Strategic Emerging Markets ETF ETF	ExchangeTradedFund		Equity
ISHG	iShares 1-3 Year International Treasury Bond ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
ISHP	First Trust Exchange-Traded Fund VI First Trust S-Network E-Commerce ETF ETF	ExchangeTradedFund		Equity
ISIG	Insignia Systems Inc COM USD.01	CommonStock		Equity
ISLE	Isleworth Healthcare acquisition Corp COM CL A	CommonStock		Equity
ISLEW	Isleworth Healthcare acquisition Corp WT EXP 080227	Warrant		Equity
ISMD	Northern Lights Fund Trust IV Inspire Small/Mid Cap ESG ETF	ExchangeTradedFund		Equity
ISO	IsoPlexis Corp COM USD0.001	CommonStock		Equity
ISPC	iSpecimen Inc COM	CommonStock		Equity
ISPO	Inspirato Incorporated COM CL A	CommonStock		Equity
ISPOW	Inspirato Incorporated WT EXP 010130	Warrant		Equity
ISR	IsoRay Inc. Common Stock	CommonStock		Equity
ISRA	VanEck ETF Trust VanEck Israel ETF	ExchangeTradedFund		Equity
ISRG	Intuitive Surgical Inc COM USD.001	CommonStock		Equity
ISSC	Innovative Solutions and Support Inc COM USD.001	CommonStock		Equity
ISTB	iShares Core 1-5 Year USD Bond ETF ETF	ExchangeTradedFund		Equity
ISTR	Investar Holding Corp COM USD1.	CommonStock		Equity
ISUN	iSun Inc COM	CommonStock		Equity
ISVL	Ishares International Developed Small Cap Value Factor ETF ETF	ExchangeTradedFund		Equity
ISWN	Amplify ETF Trust Amplify BlackSwan ISWN ETF	ExchangeTradedFund		Equity
ISZE	iShares Trust iShares MSCI Intl Size Factor ETF	ExchangeTradedFund		Equity
IT	Gartner, Inc. Common Stock $.0005 Par Value	CommonStock		Equity
ITA	iShares U.S. Aerospace & Defense ETF DJ AEROSPACE	ExchangeTradedFund		Equity
ITAN	EA Series Trust Sparkline Intangible Value ETF	ExchangeTradedFund		Equity
ITAQ	Industrial Tech Acquisitions II Inc CL A COM USD0.0001	CommonStock		Equity
ITAQU	Industrial Tech Acquisitions II Inc UNITS	Unit		Equity
ITAQW	Industrial Tech Acquisitions II Inc WT EXP 033128	Warrant		Equity
ITB	iShares U.S. Home Construction ETF DJ HOME CONSTN	ExchangeTradedFund		Equity
ITCB	Itaú CorpBanca American Depositary Shares (each representing 1,500 shares of Common Stock)	AdrCommon		Equity
ITCI	Intra-Cellular Therapies Inc COM	CommonStock		Equity
ITEQ	ETF Managers Trust BlueStar Israel Technology ETF	ExchangeTradedFund		Equity
ITGR	Integer Holdings Corporation Common Stock	CommonStock		Equity
ITHX	ITHAX Acquisition Corp COM CL A	CommonStock		Equity
ITHXU	ITHAX Acquisition Corp UNITS	Unit		Equity
ITHXW	ITHAX Acquisition Corp WT EXP 020128	Warrant		Equity
ITI	Iteris Inc COM USD0.1	CommonStock		Equity
ITIC	Investors Title Co COM USD1.25	CommonStock		Equity
ITM	VanEck Intermediate Muni ETF ETF	ExchangeTradedFund		Equity
ITOS	iTeos Therapeutics Inc COM	CommonStock		Equity
ITOT	iShares Trust iShares Core S&P Total U.S. Stock Market ETF	ExchangeTradedFund		Equity
ITP	IT Tech Packaging Inc. Common stock	CommonStock		Equity
ITQ	Itiquira Acquisition Corp COM CL A	CommonStock		Equity
ITQRU	Itiquira Acquisition Corp UNITS	Unit		Equity
ITQRW	Itiquira Acquisition Corp WT EXP 020326	Warrant		Equity
ITRG	Integra Resources Corp. Common Shares	CommonStock		Equity
ITRI	Itron Inc COM USD.01	CommonStock		Equity
ITRM	Iterum Therapeutics plc COM	CommonStock		Equity
ITRN	Ituran Location and Control Ltd COM NPV	CommonStock		Equity
ITT	ITT Inc. Common Stock	CommonStock		Equity
ITUB	Itau Unibanco Holding S.A. American Depositary Shares (Each representing One preferred Share)	AdrCommon		Equity
ITW	Illinois Tool Works Inc. Common Stock	CommonStock		Equity
IUS	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco RAFI Strategic US ETF ETF	ExchangeTradedFund		Equity
IUSA	Northern Lights Fund Trust II Amberwave Invest USA JSG Fund	ExchangeTradedFund		Equity
IUSB	iShares Core Total USD Bond Market ETF ETF	ExchangeTradedFund		Equity
IUSG	iShares Core S&P U.S. Growth ETF RUSL 3000 GROW	ExchangeTradedFund		Equity
IUSS	Invesco RAFI Strategic US Small Co ETF ETF	ExchangeTradedFund		Equity
IUSV	iShares Core S&P U.S. Value ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
IVA	Inventiva SA ADR	AdrCommon		Equity
IVAC	Intevac Inc COM NPV	CommonStock		Equity
IVAL	Alpha Architect International Quantitative Value ETF ETF	ExchangeTradedFund		Equity
IVC	Invacare Corporation Common Shares	CommonStock		Equity
IVCAU	Investcorp India Acquisition Corp UNITS	Unit		Equity
IVCB	Investcorp Europe Acquisition Corp I CL A COM USD0.0001	CommonStock		Equity
IVCBU	Investcorp Europe Acquisition Corp I UNITS	Unit		Equity
IVCBW	Investcorp Europe Acquisition Corp I WT EXP 121526	Warrant		Equity
IVCP	Swiftmerge Acquisition Corp ORD SHS CL A	CommonStock		Equity
IVCPU	Swiftmerge Acquisition Corp UNITS	Unit		Equity
IVCPW	Swiftmerge Acquisition Corp WRTTS	Warrant		Equity
IVDA	Iveda Solutions Inc COM USD0.00001	CommonStock		Equity
IVDAW	Iveda Solutions, Inc. Warrant	Warrant		Equity
IVDG	Invesco Focused Discovery Growth ETF ETF	ExchangeTradedFund		Equity
IVE	iShares Trust iShares S&P 500 Value ETF	ExchangeTradedFund		Equity
IVEG	iShares Emergent Food and AgTech Multisector ETF ETF	ExchangeTradedFund		Equity
IVES	ETF Managers Trust Wedbush ETFMG Global Cloud Technology ETF	ExchangeTradedFund		Equity
IVH	Delaware Ivy High Income Opportunities Fund Common Shares	CommonStock		Equity
IVLC	Invesco Us Large Cap Core Esg ETF ETF	ExchangeTradedFund		Equity
IVLU	iShares Trust iShares MSCI Intl Value Factor ETF	ExchangeTradedFund		Equity
IVOG	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 Growth ETF	ExchangeTradedFund		Equity
IVOL	KraneShares Trust Quadratic Interest Rate Volatility and Inflation Hedge ETF	ExchangeTradedFund		Equity
IVOO	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 ETF	ExchangeTradedFund		Equity
IVOV	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 Value ETF	ExchangeTradedFund		Equity
IVR	Invesco Mortgage Capital Inc. Common Stock	CommonStock		Equity
IVRA	Invesco Real Assets Esg ETF ETF	ExchangeTradedFund		Equity
IVRpB	Invesco Mortgage Capital Inc. 7.75% Fixed-To-Floating Series B Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
IVRpC	Invesco Mortgage Capital Inc. 7.5% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock, Liquation Preference $25.00 per Share	PreferredStock	Preferred Class	Equity
IVSG	Invesco Select Growth ETF ETF	ExchangeTradedFund		Equity
IVT	InvenTrust Properties Corp. Common Stock	CommonStock		Equity
IVV	iShares Trust iShares Core S&P 500 ETF	ExchangeTradedFund		Equity
IVW	iShares Trust iShares S&P 500 Growth ETF	ExchangeTradedFund		Equity
IVZ	Invesco Ltd. Common Shares	CommonStock		Equity
IWB	iShares Trust iShares Russell 1000 ETF	ExchangeTradedFund		Equity
IWC	iShares Trust iShares Micro-Cap ETF	ExchangeTradedFund		Equity
IWD	iShares Trust iShares Russell 1000 Value ETF	ExchangeTradedFund		Equity
IWDL	UBS AG ETRACS 2x Leveraged US Value Factor TR ETN	ExchangeTradedNote		Equity
IWF	iShares Trust iShares Russell 1000 Growth ETF	ExchangeTradedFund		Equity
IWFH	iShares Trust iShares Virtual Work and Life Multisector ETF	ExchangeTradedFund		Equity
IWFL	UBS AG ETRACS 2x Leveraged US Growth Factor TR ETN	ExchangeTradedNote		Equity
IWIN	Amplify ETF Trust Amplify Inflation Fighter ETF	ExchangeTradedFund		Equity
IWL	iShares Trust iShares Russell Top 200 ETF	ExchangeTradedFund		Equity
IWM	iShares Trust iShares Russell 2000 ETF	ExchangeTradedFund		Equity
IWML	UBS AG ETRACS 2x Leveraged US Size Factor TR ETN	ExchangeTradedNote		Equity
IWN	iShares Trust iShares Russell 2000 Value ETF	ExchangeTradedFund		Equity
IWO	iShares Trust iShares Russell 2000 Growth ETF	ExchangeTradedFund		Equity
IWP	iShares Trust iShares Russell Mid-Cap Growth ETF	ExchangeTradedFund		Equity
IWR	iShares Trust iShares Russell Mid-Cap ETF	ExchangeTradedFund		Equity
IWS	iShares Trust iShares Russell Mid-Cap Value ETF	ExchangeTradedFund		Equity
IWV	iShares Trust iShares Russell 3000 ETF	ExchangeTradedFund		Equity
IWX	iShares Trust iShares Russell Top 200 Value ETF	ExchangeTradedFund		Equity
IWY	iShares Trust iShares Russell Top 200 Growth ETF	ExchangeTradedFund		Equity
IX	ORIX Corporation American Depositary Shares (Each Representing Five (5) Shares of Common Stock)	AdrCommon		Equity
IXAQ	IX Acquisition Corp ORD CL A USD0.0001	CommonStock		Equity
IXAQU	IX Acquisition Corp UNITS	Unit		Equity
IXAQW	IX Acquisition Corp WT EXP 073128	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
IXC	iShares Trust iShares Global Energy ETF	ExchangeTradedFund		Equity
IXG	iShares Trust iShares Global Financials ETF	ExchangeTradedFund		Equity
IXHL	Incannex Healthcare Ltd ADS	AdrCommon		Equity
IXJ	iShares Trust iShares Global Healthcare ETF	ExchangeTradedFund		Equity
IXN	iShares Trust iShares Global Tech ETF	ExchangeTradedFund		Equity
IXP	iShares Trust iShares Global Comm Services ETF	ExchangeTradedFund		Equity
IXSE	WisdomTree Trust WisdomTree India ex-State-Owned Enterprises Fund	ExchangeTradedFund		Equity
IXUS	iShares Core MSCI Total International Stock ETF ETF	ExchangeTradedFund		Equity
IYC	iShares Trust iShares U.S. Consumer Discretionary ETF	ExchangeTradedFund		Equity
IYE	iShares Trust iShares U.S. Energy ETF	ExchangeTradedFund		Equity
IYF	iShares Trust iShares U.S. Financials ETF	ExchangeTradedFund		Equity
IYG	iShares Trust iShares U.S. Financial Services ETF	ExchangeTradedFund		Equity
IYH	iShares Trust iShares U.S. Healthcare ETF	ExchangeTradedFund		Equity
IYJ	iShares US Industrials ETF DJ US INDL SEC	ExchangeTradedFund		Equity
IYK	iShares Trust iShares U.S. Consumer Staples ETF	ExchangeTradedFund		Equity
IYLD	iShares Morningstar Multi-Asset Income ETF ETF	ExchangeTradedFund		Equity
IYM	iShares Trust iShares U.S. Basic Materials ETF	ExchangeTradedFund		Equity
IYR	iShares Trust iShares U.S. Real Estate ETF	ExchangeTradedFund		Equity
IYT	iShares U.S. Transportation ETF TRANSP AVE IDX	ExchangeTradedFund		Equity
IYW	iShares Trust iShares U.S. Technology ETF	ExchangeTradedFund		Equity
IYY	iShares Trust iShares Dow Jones U.S. ETF	ExchangeTradedFund		Equity
IYZ	iShares US Telecommunications ETF DJ US TELECOMM	ExchangeTradedFund		Equity
IZEA	IZEA Worldwide Inc COM USD0.0001	CommonStock		Equity
IZRL	ARK ETF Trust - ARK Israel Innovative Technology ETF ETF	ExchangeTradedFund		Equity
J	Jacobs Engineering Group Inc. Common Stock	CommonStock		Equity
JAAA	Janus Detroit Street Trust Janus Henderson AAA CLO ETF	ExchangeTradedFund		Equity
JACK	Jack in the Box Inc. COM USD.01 VTG	CommonStock		Equity
JAGG	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Aggregate Bond ETF	ExchangeTradedFund		Equity
JAGX	Jaguar Health Inc COM USD0.0001	CommonStock		Equity
JAKK	JAKKS Pacific Inc COM USD.001	CommonStock		Equity
JAMF	Jamf Holding Corp COM USD0.001	CommonStock		Equity
JAN	JanOne Inc COM NPV	CommonStock		Equity
JANX	Janux Therapeutics Inc COM USD.001	CommonStock		Equity
JANZ	Trueshares Structured Outcome (January) ETF ETF	ExchangeTradedFund		Equity
JAQC	Jupiter Acquisition Corporation COM CL A	CommonStock		Equity
JAQCU	Jupiter Acquisition Corporation UNIT	Unit		Equity
JAQCW	Jupiter Acquisition Corporation WT EX 081728	Warrant		Equity
JATT	JATT Acquisition Corp Class A Ordinary Shares	CommonStock		Equity
JATT.U	JATT Acquisition Corp Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
JATT.WS	JATT Acquisition Corp Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
JAVA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Value ETF	ExchangeTradedFund		Equity
JAZZ	Jazz Pharmaceuticals Plc COM USD.0001	CommonStock		Equity
JBBB	Janus Henderson B-BBB CLO ETF ETF	ExchangeTradedFund		Equity
JBGS	JBG SMITH Properties Common Shares, par value $0.01 per share	CommonStock		Equity
JBHT	J.B. Hunt Transport Services Inc. COM USD.01	CommonStock		Equity
JBI	Janus International Group, Inc. Common Stock	CommonStock		Equity
JBK	Lehman ABS Corporation 3.50% Adjustable Corporate Backed Trust Certificates, Goldman Sachs Capital I Securities-Backed Series 2004-6	StructuredProduct		Equity
JBL	Jabil Inc. Common Stock	CommonStock		Equity
JBLU	JetBlue Airways Corp COM USD.01	CommonStock		Equity
JBSS	JOHN B SANFILIPPO & SON INC COM USD.01	CommonStock		Equity
JBT	John Bean Technologies Corporation Common Stock	CommonStock		Equity
JCE	Nuveen Core Equity Alpha Fund Common Shares of Beneficial Interest	CommonStock		Equity
JCI	Johnson Controls International plc Ordinary Shares	CommonStock		Equity
JCIC	Jack Creek Investment Corp COM CL A	CommonStock		Equity
JCICU	Jack Creek Investment Corp UNITS	Unit		Equity
JCICW	Jack Creek Investment Corp WT EXP 100125	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
JCPB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Core Plus Bond ETF ETF	ExchangeTradedFund		Equity
JCPI	JPMorgan Inflation Managed Bond ETF ETF	ExchangeTradedFund		Equity
JCSE	JE Cleantech Hold Ltd ORD USD0.001	CommonStock		Equity
JCTCF	Jewett-Cameron Trading Co Ltd COM NPV	CommonStock		Equity
JCTR	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Carbon Transition U.S. Equity ETF	ExchangeTradedFund		Equity
JD	JD.com Inc ADR	AdrCommon		Equity
JDIV	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Dividend ETF	ExchangeTradedFund		Equity
JDST	Direxion Shares ETF Trust Direxion Daily Junior Gold Miners Index Bear 2X Shares	ExchangeTradedFund		Equity
JEF	Jefferies Financial Group Inc. Common Stock	CommonStock		Equity
JELD	JELD-WEN Holding, Inc. Common Stock	CommonStock		Equity
JEMA	JPMorgan ActiveBuilders Emerging Markets Equity ETF ETF	ExchangeTradedFund		Equity
JEMD	Nuveen Emerging Markets Debt 2022 Target Term Fund Common Shares of Beneficial Interest, $0.01 par value per share	CommonStock		Equity
JEPI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Equity Premium Income ETF	ExchangeTradedFund		Equity
JEPQ	JPMorgan Nasdaq Equity Premium Income ETF ETF	ExchangeTradedFund		Equity
JEQ	Aberdeen Japan Equity Fund, Inc. Common Stock	CommonStock		Equity
JETS	ETF Series Solutions U.S. Global Jets ETF	ExchangeTradedFund		Equity
JFIN	Jiayin Group Inc ADR	AdrCommon		Equity
JFR	Nuveen Floating Rate Income Fund Common Shares of Beneficial Interest, $0.01 par value	CommonStock		Equity
JFU	9F Inc ADR	AdrCommon		Equity
JFWD	Jacob Funds Inc. Jacob Forward ETF	ExchangeTradedFund		Equity
JG	Aurora Mobile Ltd ADR	AdrCommon		Equity
JGGC	Jaguar Global Growth Corporation I CL A ORD USD0.0001	CommonStock		Equity
JGGCR	Jaguar Global Growth Corporation I Right	Right		Equity
JGGCU	Jaguar Global Growth Corporation I UNITS	Unit		Equity
JGGCW	Jaguar Global Growth Corporation I WT EXP 112326	Warrant		Equity
JGH	Nuveen Global High Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
JGLD	Amplify ETF Trust Amplify Pure Junior Gold Miners ETF	ExchangeTradedFund		Equity
JHAA	Nuveen Corporate Income 2023 Target Term Fund Common Shares, $0.01 par value	CommonStock		Equity
JHCB	John Hancock Exchange-Traded Fund Trust John Hancock Corporate Bond ETF	ExchangeTradedFund		Equity
JHCS	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Media and Communications ETF	ExchangeTradedFund		Equity
JHEM	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Emerging Markets ETF	ExchangeTradedFund		Equity
JHG	Janus Henderson Group plc Ordinary Shares	CommonStock		Equity
JHI	John Hancock Investors Trust Capital Stock	CommonStock		Equity
JHMA	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Materials ETF	ExchangeTradedFund		Equity
JHMB	John Hancock Exchange-Traded Fund Trust John Hancock Mortgage-Backed Securities ETF	ExchangeTradedFund		Equity
JHMC	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Consumer Discretionary ETF	ExchangeTradedFund		Equity
JHMD	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Developed International ETF	ExchangeTradedFund		Equity
JHME	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Energy ETF	ExchangeTradedFund		Equity
JHMF	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Financials ETF	ExchangeTradedFund		Equity
JHMH	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Healthcare ETF	ExchangeTradedFund		Equity
JHMI	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Industrials ETF	ExchangeTradedFund		Equity
JHML	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Large Cap ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
JHMM	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Mid Cap ETF	ExchangeTradedFund		Equity
JHMS	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Consumer Staples ETF	ExchangeTradedFund		Equity
JHMT	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Technology ETF	ExchangeTradedFund		Equity
JHMU	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Utilities ETF	ExchangeTradedFund		Equity
JHPI	John Hancock Exchange-Traded Fund Trust John Hancock Preferred Income ETF	ExchangeTradedFund		Equity
JHS	John Hancock Income Securities Trust Capital Stock	CommonStock		Equity
JHSC	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Small Cap ETF	ExchangeTradedFund		Equity
JHX	James Hardie Industries plc. American Depositary Shares (Each representing One (1) unit of CHESS Unit of Foreign Securities)	AdrCommon		Equity
JIB	Janus Detroit Street Trust Janus Henderson Sustainable & Impact Core Bond ETF	ExchangeTradedFund		Equity
JIDA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan ActiveBuilders International Equity ETF	ExchangeTradedFund		Equity
JIG	J.P. Morgan Exchange-Traded Fund Trust JPMorgan International Growth ETF	ExchangeTradedFund		Equity
JIGB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Corporate Bond Research Enhanced ETF	ExchangeTradedFund		Equity
JILL	J.Jill, Inc. Common Stock	CommonStock		Equity
JIRE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan International Research Enhanced Equity ETF	ExchangeTradedFund		Equity
JJA	Barclays Bank PLC iPath Series B Bloomberg Agriculture Subindex Total Return ETN	ExchangeTradedNote		Equity
JJC	Barclays Bank PLC iPath Series B Bloomberg Copper Subindex Total Return ETN	ExchangeTradedNote		Equity
JJE	Barclays Bank PLC iPath Series B Bloomberg Energy Subindex Total Return ETN	ExchangeTradedNote		Equity
JJG	Barclays Bank PLC iPath Series B Bloomberg Grains Subindex Total Return ETN	ExchangeTradedNote		Equity
JJM	Barclays Bank PLC iPath Series B Bloomberg Industrial Metals Subindex Total Return ETN	ExchangeTradedNote		Equity
JJN	Barclays Bank PLC iPath Series B Bloomberg Nickel Subindex Total Return ETN	ExchangeTradedNote		Equity
JJP	Barclays Bank PLC iPath Series B Bloomberg Precious Metals Subindex Total Return ETN	ExchangeTradedNote		Equity
JJS	Barclays Bank PLC iPath Series B Bloomberg Softs Subindex Total Return ETN	ExchangeTradedNote		Equity
JJSF	J & J Snack Foods Corp COM NPV	CommonStock		Equity
JJT	Barclays Bank PLC iPath Series B Bloomberg Tin Subindex Total Return ETN	ExchangeTradedNote		Equity
JJU	Barclays Bank PLC iPath Series B Bloomberg Aluminum Subindex Total Return ETN	ExchangeTradedNote		Equity
JKHY	Henry (Jack) & Associates Inc COM USD.01	CommonStock		Equity
JKS	JinkoSolar Holding Co., Ltd. American Depositary Shares (each representing 4 Ordinary Shares)	AdrCommon		Equity
JLL	Jones Lang LaSalle Incorporated Common Stock	CommonStock		Equity
JLS	Nuveen Mortgage and Income Fund Common Shares on Beneficial Interest	CommonStock		Equity
JMAC	Maxpro Capital Acquisition Corp COM CL A USD0.0001	CommonStock		Equity
JMACU	Maxpro Capital Acquisition Corp UNITS	Unit		Equity
JMACW	Maxpro Capital Acquisition Corp WT EXP	Warrant		Equity
JMBS	Janus Detroit Street Trust Janus Henderson Mortgage-Backed Securities ETF	ExchangeTradedFund		Equity
JMEE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Market Expansion Enhanced Equity ETF	ExchangeTradedFund		Equity
JMIA	Jumia Technologies AG American Depositary Shares, each representing two Ordinary Shares	AdrCommon		Equity
JMIN	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Minimum Volatility ETF	ExchangeTradedFund		Equity
JMM	Nuveen Multi-Market Income Fund Common Stock	CommonStock		Equity
JMOM	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Momentum Factor ETF	ExchangeTradedFund		Equity
JMSB	John Marshall Bancorp Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
JMST	J.P. Morgan Exchange-Traded Fund Trust - PMorgan Ultra-Short Municipal Income ETF ETF	ExchangeTradedFund		Equity
JMUB	J.P. Morgan Exchange Traded Fund Trust - JPMorgan Municipal ETF ETF	ExchangeTradedFund		Equity
JNCE	JOUNCE THERAPEUTICS INC COM USD0.001	CommonStock		Equity
JNJ	Johnson & Johnson Common Stock	CommonStock		Equity
JNK	SPDR Series Trust SPDR Bloomberg High Yield Bond ETF	ExchangeTradedFund		Equity
JNPR	Juniper Networks, Inc. Common Stock	CommonStock		Equity
JNUG	Direxion Shares ETF Trust Direxion Daily Junior Gold Miners Index Bull 2X Shares	ExchangeTradedFund		Equity
JO	Barclays Bank PLC iPath Series B Bloomberg Coffee Subindex Total Return ETN	ExchangeTradedNote		Equity
JOAN	JOANN Inc COM 0.01	CommonStock		Equity
JOB	GEE Group Inc. Common Stock	CommonStock		Equity
JOBY	Joby Aviation, Inc. Common Stock	CommonStock		Equity
JOBY.WS	Joby Aviation, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
JOE	The St. Joe Company Common Stock	CommonStock		Equity
JOET	Virus TerranovaUs Quality Momentum ETF ETF	ExchangeTradedFund		Equity
JOF	Japan Smaller Capitalization Fund, Inc. Common Stock	CommonStock		Equity
JOFF	JOFF Fintech Acquisition Corp COM CL A	CommonStock		Equity
JOFFU	JOFF Fintech Acquisition Corp UNITS	Unit		Equity
JOFFW	JOFF Fintech Acquisition Corp WT EXP 020428	Warrant		Equity
JOJO	Tidal ETF Trust ATAC Credit Rotation ETF	ExchangeTradedFund		Equity
JOUT	Johnson Outdoors Inc CL A COM USD.05	CommonStock		Equity
JP	Jupai Holdings Limited American depositary shares, each representing six ordinary shares	AdrCommon		Equity
JPC	Nuveen Preferred & Income Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
JPEM	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return Emerging Markets Equity ETF	ExchangeTradedFund		Equity
JPHY	JPMorgan High Yield Research Enhanced ETF ETF	ExchangeTradedFund		Equity
JPI	Nuveen Preferred and Income Term Fund Common Shares	CommonStock		Equity
JPIB	JPMorgan International Bond Opportunities ETF ETF	ExchangeTradedFund		Equity
JPIE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Income ETF	ExchangeTradedFund		Equity
JPIN	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return International Equity ETF	ExchangeTradedFund		Equity
JPM	JPMorgan Chase & Co. Common Stock	CommonStock		Equity
JPMB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan USD Emerging Markets Sovereign Bond ETF	ExchangeTradedFund		Equity
JPME	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Mid Cap Equity ETF	ExchangeTradedFund		Equity
JPMpC	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 6.00% Non-Cumulative Preferred Stock, Series EE	PreferredStock	Preferred Class	Equity
JPMpD	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of JPMorgan Chase & Co. 5.75% Non-Cumulative Preferred Stock, Series DD	PreferredStock	Preferred Class	Equity
JPMpJ	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of JPMorgan Chase & Co. 4.75% Non-Cumulative Preferred Stock, Series GG	PreferredStock	Preferred Class	Equity
JPMpK	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 4.55% Non-Cumulative Preferred Stock, Series JJ	PreferredStock	Preferred Class	Equity
JPMpL	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 4.625% Non-Cumulative Preferred Stock, Series LL	PreferredStock	Preferred Class	Equity
JPMpM	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 4.20% Non-Cumulative Preferred Stock, Series MM	PreferredStock	Preferred Class	Equity
JPRE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Realty Income ETF	ExchangeTradedFund		Equity
JPS	Nuveen Preferred & Income Securities Fund Common Stock	CommonStock		Equity
JPSE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Small Cap Equity ETF	ExchangeTradedFund		Equity
JPST	JPMorgan Ultra-Short Income ETF ETF	ExchangeTradedFund		Equity
JPT	Nuveen Preferred and Income Fund Common Shares of Beneficial Interest	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
JPUS	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Equity ETF	ExchangeTradedFund		Equity
JPXN	iShares Trust iShares JPX-Nikkei 400 ETF	ExchangeTradedFund		Equity
JQC	Nuveen Credit Strategies Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
JQUA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Quality Factor ETF	ExchangeTradedFund		Equity
JRE	Janus Detroit Street Trust Janus Henderson U.S. Real Estate ETF	ExchangeTradedFund		Equity
JRI	Nuveen Real Asset Income and Growth Fund Common Shares	CommonStock		Equity
JRNY	ALPS ETF Trust ALPS Global Travel Beneficiaries ETF	ExchangeTradedFund		Equity
JRO	Nuveen Floating Rate Income Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
JRS	Nuveen Real Estate Income Fund Common shares of beneficial interest, par value $0.01 per share	CommonStock		Equity
JRSH	Jerash Holdings (US) Inc COM	CommonStock		Equity
JRVR	James River Group Holdings Ltd COM USD0.0002	CommonStock		Equity
JSCP	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Short Duration Core Plus ETF	ExchangeTradedFund		Equity
JSD	Nuveen Short Duration Credit Opportunities Fund Common Shares, $0.01 par value	CommonStock		Equity
JSM	Navient Corporation SR NT 2043	Unknown		Equity
JSMD	Janus Henderson Small/Mid Cap Growth Alpha ETF ETF	ExchangeTradedFund		Equity
JSML	Janus Henderson Small Cap Growth Alpha ETF ETF	ExchangeTradedFund		Equity
JSPR	Jasper Therapeutics Inc COM	CommonStock		Equity
JSPRW	Jasper Therapeutics Inc WT EXP 120126	Warrant		Equity
JSTC	Tidal ETF Trust Adasina Social Justice All Cap Global ETF	ExchangeTradedFund		Equity
JT	Jianpu Technology Inc. American Depositary Shares, each representing twenty Class A Ordinary Shares	AdrCommon		Equity
JUGG	Jaws Juggernaut Acquisition Corp ORD SHS CL A	CommonStock		Equity
JUGGU	Jaws Juggernaut Acquisition Corp UNITS	Unit		Equity
JUGGW	Jaws Juggernaut Acquisition Corp WT EXP 061726	Warrant		Equity
JULZ	Trueshares Structured Outcome ETF ETF	ExchangeTradedFund		Equity
JUN	Juniper II Corp. Class A Common Stock	CommonStock		Equity
JUN.U	Juniper II Corp. Units, each consisting of one share of Class A common stock, and one-half of one redeemable warrant	Unit	Units	Equity
JUN.WS	Juniper II Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
JUNZ	Trueshares Structured Outcomee (June) ETF ETF	ExchangeTradedFund		Equity
JUPW	Jupiter Wellness Inc COM	CommonStock		Equity
JUPWW	Jupiter Wellness Inc WT EXP 061725	Warrant		Equity
JUSA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan ActiveBuilders U.S. Large Cap Equity ETF	ExchangeTradedFund		Equity
JUST	Goldman Sachs ETF Trust Goldman Sachs JUST U.S. Large Cap Equity ETF	ExchangeTradedFund		Equity
JVA	Coffee Holding Co Inc COM USD.001	CommonStock		Equity
JVAL	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Value Factor ETF	ExchangeTradedFund		Equity
JWAC	Jupiter Wellness Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
JWACR	Jupiter Wellness Acquisition Corp. Right	Right		Equity
JWEL	Jowell Global Ltd COM	CommonStock		Equity
JWN	Nordstrom, Inc. Common Stock	CommonStock		Equity
JWSM	Jaws Mustang Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
JWSM.U	Jaws Mustang Acquisition Corp. Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
JWSM.WS	Jaws Mustang Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
JXI	iShares Trust iShares Global Utilities ETF	ExchangeTradedFund		Equity
JXN	Jackson Financial Inc. Class A Common Stock	CommonStock		Equity
JYAC	Jiya Acquisition Corp COM CL A	CommonStock		Equity
JYNT	Joint Corp (The) COM USD.001	CommonStock		Equity
JZRO	Janus Detroit Street Trust Janus Henderson Net Zero Transition Resources ETF	ExchangeTradedFund		Equity
JZXN	Jiuzi Holdings Inc COM USD.005	CommonStock		Equity
K	Kellogg Company Common Stock	CommonStock		Equity
KACL	Kairous Acquisition Corp Ltd COM USD0.0001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
KACLR	Kairous Acquisition Corp. Limited Rights	Right		Equity
KACLU	Kairous Acquisition Corp Ltd UNITS	Unit		Equity
KACLW	Kairous Acquisition Corp Ltd WT EXP 091526	Warrant		Equity
KAHC	KKR Acquisition Holdings I Corp. Class A Common Stock	CommonStock		Equity
KAHC.U	KKR Acquisition Holdings I Corp. Units, each consisting of one share of Class A Common Stock and one-fourth of one redeemable warrant	Unit	Units	Equity
KAHC.WS	KKR Acquisition Holdings I Corp. Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
KAI	Kadant Inc. Common Stock	CommonStock		Equity
KAII	Kismet Acquisition Two Corp COM CL A	CommonStock		Equity
KAIIU	Kismet Acquisition Two Corp UNITS	Unit		Equity
KAIIW	Kismet Acquisition Two Corp WT EXP 063026	Warrant		Equity
KAIR	Kairos Acquisition Corp COM CL A	CommonStock		Equity
KAIRU	Kairos Acquisition Corp UNIT	Unit		Equity
KAIRW	Kairos Acquisition Corp WT EXP 113027	Warrant		Equity
KALA	Kala Pharmaceuticals Inc COM 0.001USD	CommonStock		Equity
KALL	KraneShares Trust KraneShares MSCI All China Index ETF	ExchangeTradedFund		Equity
KALU	Kaiser Aluminum Corp COM PAR $0.01	CommonStock		Equity
KALV	KalVista Pharmaceuticals Inc COM USD.001	CommonStock		Equity
KAMN	Kaman Corporation Common Stock	CommonStock		Equity
KAPR	Innovator U.S. Small Cap Power Buffer ETF - April ETF	ExchangeTradedFund		Equity
KAR	KAR Auction Services, Inc. Common Stock	CommonStock		Equity
KARO	Karooooo Ltd ORD SHS	CommonStock		Equity
KARS	KraneShares Trust KraneShares Electric Vehicles and Future Mobility Index ETF	ExchangeTradedFund		Equity
KAVL	Kaival Brands Innovations Group Inc COM USD0.001	CommonStock		Equity
KB	KB Financial Group Inc. American Depositary Shares (Each respresenting one Common Share)	AdrCommon		Equity
KBA	KraneShares Trust KraneShares Bosera MSCI China A 50 Connect Index ETF	ExchangeTradedFund		Equity
KBAL	Kimball International Inc CL B COM USD.625	CommonStock		Equity
KBE	SPDR Series Trust SPDR S&P Bank ETF	ExchangeTradedFund		Equity
KBH	KB Home Common Stock	CommonStock		Equity
KBND	KraneShares Trust KraneShares Bloomberg China Bond Inclusion Index ETF	ExchangeTradedFund		Equity
KBNT	Kubient Inc COM USD0.00001	CommonStock		Equity
KBNTW	Kubient Inc WT EXP 070925	Warrant		Equity
KBR	KBR, Inc. Common Stock	CommonStock		Equity
KBUY	KraneShares Trust KraneShares CICC China Consumer Leaders Index ETF	ExchangeTradedFund		Equity
KBWB	Invesco KBW Bank ETF ETF	ExchangeTradedFund		Equity
KBWD	Invesco KBW High Dividend Yield Financial ETF ETF	ExchangeTradedFund		Equity
KBWP	Invesco Exchange-Traded Fd Tr II Invesco KBW Property & Casualty Insurance ETF ETF	ExchangeTradedFund		Equity
KBWR	Invesco KBW Regional Banking ETF ETF	ExchangeTradedFund		Equity
KBWY	Invesco Exchange-Traded Fund Trust II Invesco KBW Premium Yield Equity REIT ETF ETF	ExchangeTradedFund		Equity
KC	Kingsoft Cloud Holdings Ltd ADR	AdrCommon		Equity
KCA.U	Kensington Capital Acquisition Corp. IV New units, each consisting of one Class A ordinary share and one Class 2 redeemable warrant	Unit	Units	Equity
KCAC.U	Kensington Capital Acquisition Corp. IV Units, each consisting of one Class A ordinary share, one Class 1 redeemable warrant and one Class 2 redeemable warrant	Unit	Units	Equity
KCAC.WS	Kensington Capital Acquisition Corp. IV Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
KCCA	KraneShares Trust KraneShares California Carbon Allowance Strategy ETF	ExchangeTradedFund		Equity
KCE	SPDR Series Trust SPDR S&P Capital Markets ETF	ExchangeTradedFund		Equity
KCGI	Kensington Capital Acquisition Corp. V Class A Ordinary Shares	CommonStock		Equity
KCGI.U	Kensington Capital Acquisition Corp. V Units, each consisting of one Class A ordinary share and three-fourths of one redeemable warrant	Unit	Units	Equity
KCGI.WS	Kensington Capital Acquisition Corp. V Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
KD	Kyndryl Holdings, Inc. Common Stock	CommonStock		Equity
KDNY	Chinook Therapeutics Inc COM USD0.0001	CommonStock		Equity
KDP	Keurig Dr Pepper Inc COM	CommonStock		Equity
KDRN	ETF Opportunities Trust Kingsbarn Tactical Bond ETF	ExchangeTradedFund		Equity
KE	Kimball Electronics Inc COM NPV	CommonStock		Equity
KEJI	Global X China Innovation ETF ETF	ExchangeTradedFund		Equity
KELYA	Kelly Services Inc. CL A COM USD1 NVTG	CommonStock		Equity
KELYB	Kelly Services Inc. CL B COM USD1	CommonStock		Equity
KEMQ	KraneShares Trust KraneShares Emerging Markets Consumer Technology Index ETF	ExchangeTradedFund		Equity
KEMX	KraneShares Trust KraneShares MSCI Emerging Markets ex China Index ETF	ExchangeTradedFund		Equity
KEN	Kenon Holdings Ltd. Ordinary Shares	CommonStock		Equity
KEP	Korea Electric Power Corporation American Depositary Shares (Each representing 1/2 of a share of Common Stock)	AdrCommon		Equity
KEQU	Kewaunee Scientific Corp COM USD2.5	CommonStock		Equity
KERN	Akerna Corp COM	CommonStock		Equity
KERNW	Akerna Corp WT EXP 080124	Warrant		Equity
KESG	KraneShares Trust KraneShares MSCI China ESG Leaders Index ETF	ExchangeTradedFund		Equity
KEUA	KraneShares Trust KraneShares European Carbon Allowance Strategy ETF	ExchangeTradedFund		Equity
KEX	Kirby Corporation Common Stock	CommonStock		Equity
KEY	KeyCorp Common Shares	CommonStock		Equity
KEYS	Keysight Technologies, Inc. Common stock, par value $0.01 per share	CommonStock		Equity
KEYpI	KeyCorp Depositary Shares each representing a 1/40th ownership interest in a share of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
KEYpJ	KeyCorp Depositary Shares Each Representing a 1/40th Ownership Interest in a Share of Fixed-Rate Perpetual Non-Cumulative Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
KEYpK	KeyCorp Depositary Shares, each representing a 1/40th ownership interest in a share of Fixed Rate Perpetual Non-Cumulative Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
KF	The Korea Fund, Inc. Common Stock	CommonStock		Equity
KFFB	Kentucky First Federal Bancorp COM	CommonStock		Equity
KFRC	Kforce Inc COM USD.01	CommonStock		Equity
KFS	Kingsway Financial Services, Inc. Common Stock	CommonStock		Equity
KFVG	KraneShares Trust KraneShares CICC China 5G and Semiconductor Index ETF	ExchangeTradedFund		Equity
KFY	Korn Ferry Common Stock	CommonStock		Equity
KFYP	KraneShares Trust KraneShares CICC China Leaders 100 Index ETF	ExchangeTradedFund		Equity
KGC	Kinross Gold Corporation Common Shares	CommonStock		Equity
KGHG	KraneShares Trust KraneShares Global Carbon Transformation ETF	ExchangeTradedFund		Equity
KGRN	KraneShares Trust KraneShares MSCI China Clean Technology Index ETF	ExchangeTradedFund		Equity
KGRO	KraneShares Trust KraneShares China Innovation ETF	ExchangeTradedFund		Equity
KHC	The Kraft Heinz Co COM USD.01	CommonStock		Equity
KHYB	KraneShares Trust KraneShares Asia Pacific High Income Bond ETF	ExchangeTradedFund		Equity
KIDS	OrthoPediatrics Corp COM USD0.00025	CommonStock		Equity
KIE	SPDR Series Trust SPDR S&P Insurance ETF	ExchangeTradedFund		Equity
KIII	Kismet Acquisition Three Corp COM CL A	CommonStock		Equity
KIIIU	Kismet Acquisition Three Corp UNITS	Unit		Equity
KIIIW	Kismet Acquisition Three Corp WT EXP 063026	Warrant		Equity
KIM	Kimco Realty Corporation Common Stock	CommonStock		Equity
KIMpL	Kimco Realty Corporation Class L Depositary Shares, each of which represents a one0one thousandth fractional interest in a share of 5.125% Class L Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
KIMpM	Kimco Realty Corporation Class M Depositary Shares, each of which represents a one-one thousandth fractional interest in a share of 5.25% Class M Cumulative Redeemable Preferred Stock, liquidation prefere	PreferredStock	Preferred Class	Equity
KIND	Nextdoor Holdings, Inc. Class A Common Stock	CommonStock		Equity
KINS	Kingstone Cos Inc COM USD1	CommonStock		Equity
KINZ	KINS Technology Group Inc COM CL A	CommonStock		Equity
KINZU	KINS Technology Group Inc UNIT	Unit		Equity
KINZW	KINS Technology Group Inc WT EX	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
KIO	KKR Income Opportunities Fund Common Shares	CommonStock		Equity
KIQ	Kelso Technologies Inc. Common Shares without Par Value	CommonStock		Equity
KIRK	Kirkland's Inc COM NPV	CommonStock		Equity
KJAN	Innovator U.S. Small Cap Power Buffer ETF - January ETF	ExchangeTradedFund		Equity
KJUL	Innovator U.S. Small Cap Power Buffer ETF - July ETF	ExchangeTradedFund		Equity
KKR	KKR & Co. Inc. Common Stock	CommonStock		Equity
KKRS	KKR & Co. Inc. 4.625% Subordinated Notes due 2061	StructuredProduct		Equity
KKRpC	KKR & Co. Inc. 6.00% Series C Mandatory Convertible Preferred Stock	StructuredProduct	Preferred Class	Equity
KLAC	KLA Corp COM USD.001	CommonStock		Equity
KLAQ	KL Acquisition Corp COM CL A	CommonStock		Equity
KLAQU	KL Acquisition Corp UNIT	Unit		Equity
KLAQW	KL Acquisition Corp WT EXP 011228	Warrant		Equity
KLCD	KraneShares Trust KFA Large Cap Quality Dividend Index ETF	ExchangeTradedFund		Equity
KLDW	Investment Managers Series Trust Knowledge Leaders Developed World ETF	ExchangeTradedFund		Equity
KLIC	Kulicke and Soffa Industries Inc COM NPV	CommonStock		Equity
KLNE	Direxion Shares ETF Trust Direxion Daily Global Clean Energy Bull 2X Shares	ExchangeTradedFund		Equity
KLR	Kaleyra, Inc. Common Stock	CommonStock		Equity
KLR.WS	Kaleyra, Inc. Warrants, each whole Warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
KLTR	Kaltura Inc COM	CommonStock		Equity
KLXE	KLX Energy Services Holdings Inc COM	CommonStock		Equity
KMB	Kimberly-Clark Corporation Common Stock	CommonStock		Equity
KMDA	Kamada Ltd COM ILS1.	CommonStock		Equity
KMED	KraneShares Trust KraneShares Emerging Markets Healthcare Index ETF	ExchangeTradedFund		Equity
KMF	Kayne Anderson NextGen Energy & Infrastructure, Inc. Common Stock, $0.001 par value	CommonStock		Equity
KMI	Kinder Morgan, Inc. Class P common stock, $0.01 par value	CommonStock		Equity
KMLM	KraneShares Trust KFA Mount Lucas Index Strategy ETF	ExchangeTradedFund		Equity
KMPB	Kemper Corporation 5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2062	StructuredProduct		Equity
KMPH	KemPharm Inc COM USD0.0001	CommonStock		Equity
KMPR	Kemper Corporation Common Stock	CommonStock		Equity
KMT	Kennametal Inc. Capital Stock	CommonStock		Equity
KMX	CarMax Inc. Common Stock	CommonStock		Equity
KN	Knowles Corporation Common Stock	CommonStock		Equity
KNBE	KnowBe4 Inc COM CL A	CommonStock		Equity
KNDI	Kandi Technolgies Group Inc COM	CommonStock		Equity
KNG	FT Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF ETF	ExchangeTradedFund		Equity
KNGS	Upholdings Compound Kings ETF ETF	ExchangeTradedFund		Equity
KNOP	KNOT Offshore Partners LP Common Stock	CommonStock		Equity
KNSA	Kiniksa Pharmaceuticals Ltd COM CL A	CommonStock		Equity
KNSL	Kinsale Capital Group, Inc. Common Stock	CommonStock		Equity
KNSW	KnightSwan Acquisition Corporation Class A Common Stock	CommonStock		Equity
KNSW.U	KnightSwan Acquisition Corporation Units, each consisting of one share of Class A common stock and one-half of one redeemable public warrant	Unit	Units	Equity
KNSW.WS	KnightSwan Acquisition Corporation Public warrants, each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
KNTE	Kinnate Biopharma Inc COM USD0.0001	CommonStock		Equity
KNTK	Kinetik Holdings Inc COM CL A	CommonStock		Equity
KNX	Knight-Swift Transportation Holdings Inc. Common Stock	CommonStock		Equity
KO	The Coca-Cola Company Common Stock	CommonStock		Equity
KOCG	SHP ETF Trust FIS Knights of Columbus Global Belief ETF	ExchangeTradedFund		Equity
KOCT	Innovator U.S. Small Cap Power Buffer ETF - October ETF	ExchangeTradedFund		Equity
KOD	Kodiak Sciences Inc COM	CommonStock		Equity
KODK	Eastman Kodak Company Common Stock, $0.01 par value per share	CommonStock		Equity
KOF	Coca-Cola FEMSA, S.A.B. de C.V. American Depositary Shares, each representing 10 Units (each Unit consists of 3 Series B Shares and 5 Series L Shares)	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
KOIN	Exchange Traded Concepts Trust Capital Link Global Fintech Leaders ETF	ExchangeTradedFund		Equity
KOKU	DBX ETF Trust Xtrackers MSCI Kokusai Equity ETF	ExchangeTradedFund		Equity
KOLD	ProShares Trust II ProShares UltraShort Bloomberg Natural Gas	ExchangeTradedVehicle		Equity
KOMP	SPDR Series Trust SPDR S&P Kensho New Economies Composite ETF	ExchangeTradedFund		Equity
KONG	ETF Opportunities Trust Formidable Fortress ETF	ExchangeTradedFund		Equity
KOP	Koppers Holdings Inc. Common Stock	CommonStock		Equity
KOPN	Kopin Corp COM USD.01	CommonStock		Equity
KORE	KORE Group Holdings, Inc. Common Stock	CommonStock		Equity
KORE.WS	KORE Group Holdings, Inc. Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
KORP	American Century ETF Trust American Century Diversified Corporate Bond ETF	ExchangeTradedFund		Equity
KORU	Direxion Shares ETF Trust Direxion Daily MSCI South Korea Bull 3X Shares	ExchangeTradedFund		Equity
KOS	Kosmos Energy Ltd. Common Shares	CommonStock		Equity
KOSS	Koss Corp COM USD.01	CommonStock		Equity
KPLT	Katapult Holdings Inc COM	CommonStock		Equity
KPLTW	Katapult Holdings Inc WT EXP 060926	Warrant		Equity
KPRX	Kiora Pharmaceuticals Inc COM USD.01	CommonStock		Equity
KPTI	Karyopharm Therapeutics Inc COM USD.0001	CommonStock		Equity
KR	The Kroger Co. Common Stock	CommonStock		Equity
KRBN	KraneShares Trust KraneShares Global Carbon Strategy ETF	ExchangeTradedFund		Equity
KRBP	Kiromic BioPharma Inc COM	CommonStock		Equity
KRC	Kilroy Realty Corporation Common Stock	CommonStock		Equity
KRE	SPDR Series Trust SPDR S&P Regional Banking ETF	ExchangeTradedFund		Equity
KREF	KKR Real Estate Finance Trust Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
KREFpA	KKR Real Estate Finance Trust Inc. 6.50% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
KRG	Kite Realty Group Trust Common Shares	CommonStock		Equity
KRKR	36Kr Holdings Inc ADS	AdrCommon		Equity
KRMA	Global X Conscious Companies ETF ETF	ExchangeTradedFund		Equity
KRMD	Repro MedSystems Inc COM USD.01	CommonStock		Equity
KRNL	Kernel Group Holdings Inc COM CL A	CommonStock		Equity
KRNLU	Kernel Group Holdings Inc UNITS	Unit		Equity
KRNLW	Kernel Group Holdings Inc WT EXP 020226	Warrant		Equity
KRNT	Kornit Digital Ltd ORD ILS.01	CommonStock		Equity
KRNY	Kearny Financial Corp COM USD.10	CommonStock		Equity
KRO	Kronos Worldwide, Inc. Common Stock	CommonStock		Equity
KRON	Kronos Bio Inc COM USD.001	CommonStock		Equity
KROP	Global X AgTech & Food Innovation ETF ETF	ExchangeTradedFund		Equity
KROS	Keros Therapeutics Inc COM	CommonStock		Equity
KRP	Kimbell Royalty Partners, LP Common Stock	CommonStock		Equity
KRT	Karat Packaging Inc COM	CommonStock		Equity
KRTX	Karuna Therapeutics Inc COM	CommonStock		Equity
KRUS	Kura Sushi USA Inc COM CL A USD0.001	CommonStock		Equity
KRYS	Krystal Biotech Inc COM	CommonStock		Equity
KSA	iShares Trust iShares MSCI Saudi Arabia ETF	ExchangeTradedFund		Equity
KSCD	KraneShares Trust KFA Small Cap Quality Dividend Index ETF	ExchangeTradedFund		Equity
KSCP	Knightscope Inc CL A COM USD0.001	CommonStock		Equity
KSET	KraneShares Trust KraneShares Global Carbon Offset Strategy ETF	ExchangeTradedFund		Equity
KSI	Kadem Sustainable Impact Corp COM	CommonStock		Equity
KSICU	Kadem Sustainable Impact Corp UNITS	Unit		Equity
KSICW	Kadem Sustainable Impact Corp Wrrt	Warrant		Equity
KSM	DWS Strategic Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
KSPN	Kaspien Holdings Inc COM USD.01	CommonStock		Equity
KSS	Kohl's Corporation Common Stock	CommonStock		Equity
KSTR	KraneShares Trust KraneShares SSE STAR Market 50 Index ETF	ExchangeTradedFund		Equity
KT	KT Corporation American Depositary Shares (Each representing 1/2 of a Common Share)	AdrCommon		Equity
KTB	Kontoor Brands, Inc. Common Stock	CommonStock		Equity
KTCC	Key Tronic Corp COM NPV	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
KTEC	KraneShares Trust KraneShares Hang Seng TECH Index ETF	ExchangeTradedFund		Equity
KTF	DWS Municipal Income Trust Common Shares	CommonStock		Equity
KTH	Structured Products Corp. 8.0% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by PECO Energy Capital Trust III) due 4/6/2028	StructuredProduct		Equity
KTN	Structured Products Corp. 8.205% Credit-Enhanced Corporate-Backed Trust Securities(Credit-Enhanced CorTS Certificates with a principal amount of 30,000,000)(For Aon Capital A, Trust)	StructuredProduct		Equity
KTOS	Kratos Defense & Security Solutions Inc COM USD.01	CommonStock		Equity
KTRA	Kintara Therapeutics Inc COM	CommonStock		Equity
KTTA	Pasithea Therapeutics Corp COM USD.0001	CommonStock		Equity
KTTAW	Pasithea Therapeutics Corp WT EXP 081226	Warrant		Equity
KUKE	Kuke Music Holding Limited American Depositary Shares, each representing one Ordinary Share	AdrCommon		Equity
KULR	KULR Technology Group, Inc. Common Stock	CommonStock		Equity
KURA	Kura Oncology Inc COM USD.0001	CommonStock		Equity
KURE	KraneShares Trust KraneShares MSCI All China Health Care Index ETF	ExchangeTradedFund		Equity
KVHI	KVH Industries Inc COM USD.01	CommonStock		Equity
KVLE	KraneShares Trust KFA Value Line Dynamic Core Equity Index ETF	ExchangeTradedFund		Equity
KVSA	Khosla Ventures Acquisition Co COM CL A	CommonStock		Equity
KVSC	Khosla Ventures Acquisition Co III UNITS	CommonStock		Equity
KW	Kennedy-Wilson Holdings, Inc. Common Stock	CommonStock		Equity
KWAC	Kingswood Acquisition Corp. Class A Common Stock	CommonStock		Equity
KWAC.U	Kingswood Acquisition Corp. Units, each consisting of one share of Class A Common Stock and three-fourths of one redeemable warrant	Unit	Units	Equity
KWAC.WS	Kingswood Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
KWEB	KraneShares Trust KraneShares CSI China Internet ETF	ExchangeTradedFund		Equity
KWR	Quaker Houghton Common Stock	CommonStock		Equity
KWT	Ishares MSCI Kuwait ETF ETF	ExchangeTradedFund		Equity
KXI	iShares Trust iShares Global Consumer Staples ETF	ExchangeTradedFund		Equity
KXIN	Kaixin Auto Holdings COM	CommonStock		Equity
KYCH	Keyarch Acquisition Corp CL A ORD USD0.0001	CommonStock		Equity
KYCHR	Keyarch Acquisition Corporation Rights	Right		Equity
KYCHU	Keyarch Acquisition Corp UNITS	Unit		Equity
KYCHW	Keyarch Acquisition Corp WT EXP 012427	Warrant		Equity
KYMR	Kymera Therapeutics Inc COM	CommonStock		Equity
KYN	Kayne Anderson Energy Infrastructure Fund, Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
KZIA	Kazia Therapeutics Ltd SPONSORED ADR	AdrCommon		Equity
KZR	Kezar Life Sciences Inc COM	CommonStock		Equity
L	Loews Corporation Common Stock	CommonStock		Equity
LAAA	Lakeshore Acquisition I Corp ORD SHS	CommonStock		Equity
LAAAU	Lakeshore Acquisition I Corp UNITS	Unit		Equity
LAAAW	Lakeshore Acquisition I Corp WT EXP 071526	Warrant		Equity
LAB	Standard BioTools Inc COM USD.001	CommonStock		Equity
LABD	Direxion Shares ETF Trust Direxion Daily S&P Biotech Bear 3X Shares	ExchangeTradedFund		Equity
LABP	Landos Biopharma Inc COM	CommonStock		Equity
LABU	Direxion Shares ETF Trust Direxion Daily S&P Biotech Bull 3X Shares	ExchangeTradedFund		Equity
LAC	Lithium Americas Corp. Common Shares, no par value	CommonStock		Equity
LAD	Lithia Motors, Inc. Common Stock	CommonStock		Equity
LADR	Ladder Capital Corp Class A Common Stock, $0.001 par value per share	CommonStock		Equity
LAKE	Lakeland Industries Inc COM USD1	CommonStock		Equity
LAMR	Lamar Advertising Co CL A COM NPV	CommonStock		Equity
LANC	Lancaster Colony Corp COM USD1	CommonStock		Equity
LAND	Gladstone Land Corporation COM USD.001	CommonStock		Equity
LANDM	Gladstone Land Corporation PFD SER D	PreferredStock		Equity
LANDO	Gladstone Land Corporation PFD SER B 6%	Unknown		Equity
LARK	Landmark Bancorp Inc COM USD.1	CommonStock		Equity
LASR	nLIGHT Inc COM USD.0001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
LATG	LatAmGrowth SPAC CL A ORD USD0.0001	CommonStock		Equity
LATGU	LatAmGrowth SPAC UNITS	Unit		Equity
LATGW	LatAmGrowth SPAC WT EXP 012027	Warrant		Equity
LAUR	Laureate Education Inc COM USD0.004	CommonStock		Equity
LAW	CS Disco, Inc. Common Stock	CommonStock		Equity
LAX	8i Acquisition 2 Corp ORD SHS	CommonStock		Equity
LAXXR	8i Acquisition 2 Corp. Rights	Right		Equity
LAXXU	8i Acquisition 2 Corp UNIT	Unit		Equity
LAXXW	8i Acquisition 2 Corp WT EXP 092426	Warrant		Equity
LAZ	Lazard Ltd Class A Common Stock	CommonStock		Equity
LAZR	Luminar Technologies Inc COM CL A	CommonStock		Equity
LAZY	Lazydays Holdings Inc ORD NPV	CommonStock		Equity
LBAI	Lakeland Bancorp Inc COM NPV	CommonStock		Equity
LBAY	Tidal ETF Trust Leatherback Long/Short Alternative Yield ETF	ExchangeTradedFund		Equity
LBBB	Lakeshore Acquisition II Corp ORD	CommonStock		Equity
LBBBR	Lakeshore Acquisition II Corp. Rights	Right		Equity
LBBBU	Lakeshore Acquisition II Corp UNITS	Unit		Equity
LBBBW	Lakeshore Acquisition II Corp WT EXP 111826	Warrant		Equity
LBC	Luther Burbank Corp COM	CommonStock		Equity
LBPH	Longboard Pharmaceuticals Inc COM	CommonStock		Equity
LBPS	4D Pharma Plc ADS	AdrCommon		Equity
LBPSW	4D Pharma Plc WTS	Warrant		Equity
LBRDA	Liberty Broadband Corp SR A COM USD.01	CommonStock		Equity
LBRDK	Liberty Broadband Corp SR C COM USD.01	CommonStock		Equity
LBRDP	Liberty Broadband Corp CUM RED PFD SR A	PreferredStock		Equity
LBRT	Liberty Energy Inc. Class A common stock	CommonStock		Equity
LBTYA	Liberty Global Plc SR A COM USD.01	CommonStock		Equity
LBTYB	Liberty Global Plc SR B COM USD.01	CommonStock		Equity
LBTYK	Liberty Global Plc SR C COM USD .01	CommonStock		Equity
LC	LendingClub Corporation Common Stock	CommonStock		Equity
LCA	Landcadia Holdings IV Inc COM	CommonStock		Equity
LCAA	L Catterton Asia Acquisition Corp ORD CL A	CommonStock		Equity
LCAAU	L Catterton Asia Acquisition Corp UNITS	Unit		Equity
LCAAW	L Catterton Asia Acquisition Corp WT EXP 030826	Warrant		Equity
LCAHU	Landcadia Holdings IV Inc UNIT	Unit		Equity
LCAHW	Landcadia Holdings IV Inc Wrrt	Warrant		Equity
LCFY	Locafy Limited ORD	CommonStock		Equity
LCFYW	Locafy Limited WT EXP 032327	Warrant		Equity
LCG	Northern Lights Fund Trust IV Sterling Capital Focus Equity ETF	ExchangeTradedFund		Equity
LCI	Lannett Company, Inc. Common Stock, $.001 Par Value	CommonStock		Equity
LCID	Lucid Group Inc COM	CommonStock		Equity
LCII	LCI Industries Common Stock	CommonStock		Equity
LCNB	LCNB Corp COM NPV	CommonStock		Equity
LCR	Leuthold Funds, Inc Leuthold Core ETF	ExchangeTradedFund		Equity
LCTD	BlackRock ETF Trust BlackRock World ex U.S. Carbon Transition Readiness ETF	ExchangeTradedFund		Equity
LCTU	BlackRock ETF Trust BlackRock U.S. Carbon Transition Readiness ETF	ExchangeTradedFund		Equity
LCTX	Lineage Cell Therapeutics, Inc. Common Shares	CommonStock		Equity
LCUT	Lifetime Brands Inc COM USD.01	CommonStock		Equity
LCW	Learn CW Investment Corporation Class A Ordinary Shares	CommonStock		Equity
LCW.U	Learn CW Investment Corporation Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
LCW.WS	Learn CW Investment Corporation Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
LD	Barclays Bank PLC iPath Bloomberg Lead Subindex Total Return ETN due 6/24/2038	ExchangeTradedNote		Equity
LDEM	iShares ESG MSCI EM Leaders ETF ETF	ExchangeTradedFund		Equity
LDHA	LDH Growth Corp I ORD SHS A	CommonStock		Equity
LDHAU	LDH Growth Corp I UNITS	Unit		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
LDHAW	LDH Growth Corp I WTS	Warrant		Equity
LDI	loanDepot, Inc. Class A Common Stock	CommonStock		Equity
LDOS	Leidos Holdings, Inc. Common Stock	CommonStock		Equity
LDP	Cohen & Steers Limited Duration Preferred and Income Fund, Inc. Common Stock	CommonStock		Equity
LDSF	First Trust Exchange-Traded Fund VIII - First Trust Low Duration Strategic Focus ETF ETF	ExchangeTradedFund		Equity
LDUR	PIMCO ETF Trust PIMCO Enhanced Low Duration Active Exchange-Traded Fund	ExchangeTradedFund		Equity
LE	Lands' End Inc COM USD.01	CommonStock		Equity
LEA	Lear Corporation Common Stock	CommonStock		Equity
LEAD	Siren DIVCON Leaders Dividend ETF ETF	ExchangeTradedFund		Equity
LEAP	Ribbit LEAP, Ltd. Class A Ordinary Shares	CommonStock		Equity
LEAP.U	Ribbit LEAP, Ltd. Units, each consisting of one Class A ordinary share and one-fifth of a redeemable Warrant to acquire one Class A ordinary share	Unit	Units	Equity
LEAP.WS	Ribbit LEAP, Ltd. Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
LECO	Lincoln Electric Holdings Inc COM NPV	CommonStock		Equity
LEDS	SemiLEDs Corp COM	CommonStock		Equity
LEE	Lee Enterprises Inc COM USD2	CommonStock		Equity
LEG	Leggett & Platt, Incorporated Common Stock	CommonStock		Equity
LEGA	Lead Edge Growth Opportunities Ltd COM	CommonStock		Equity
LEGAU	Lead Edge Growth Opportunities Ltd UNITS	Unit		Equity
LEGAW	Lead Edge Growth Opportunities Ltd Wrrt	Warrant		Equity
LEGH	Legacy Housing Corp COM	CommonStock		Equity
LEGN	LEGEND BIOTECH CORPORATION ADR	AdrCommon		Equity
LEGR	First Trust Exchange-Traded Fund VI - First Trust Indxx Innovative Transaction & Process ETF ETF	ExchangeTradedFund		Equity
LEJU	Leju Holdings Limited American Depositary Shares, each representing ten (10) Ordinary Shares	AdrCommon		Equity
LEMB	iShares Inc. iShares J.P. Morgan EM Local Currency Bond ETF	ExchangeTradedFund		Equity
LEN	Lennar Corporation Class A Common Stock	CommonStock		Equity
LEN.B	Lennar Corporation Class B Common Stock	CommonStock	Class	Equity
LEO	BNY Mellon Strategic Municipals, Inc. Common Stock	CommonStock		Equity
LESL	Leslie's Inc COM USD.001	CommonStock		Equity
LETB	AdvisorShares Trust AdvisorShares Let Bob AI Powered Momentum ETF	ExchangeTradedFund		Equity
LEU	Centrus Energy Corp. Class A Common Stock	CommonStock		Equity
LEV	The Lion Electric Company Common Shares	CommonStock		Equity
LEV.WS	The Lion Electric Company Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
LEVI	Levi Strauss & Co. Class A Common Stock	CommonStock		Equity
LEXI	Listed Funds Trust Alexis Practical Tactical ETF	ExchangeTradedFund		Equity
LEXX	Lexaria Bioscience Corp COM	CommonStock		Equity
LEXXW	Lexaria Bioscience Corp WT EXP 011126	Warrant		Equity
LFAC	LF Capital Acquisition Corp. II Class A Common Stock	CommonStock		Equity
LFACU	LF Capital Acquisition Corp. II Units	Unit		Equity
LFACW	LF Capital Acquisition Corp. II Warrants	Warrant		Equity
LFC	China Life Insurance Company Limited American Depositary Shares, (each representing 15 H shares, RMB 1.00 par value)	AdrCommon		Equity
LFEQ	VanEck ETF Trust VanEck Long/Flat Trend ETF	ExchangeTradedFund		Equity
LFG	Archaea Energy Inc. Class A Common Stock	CommonStock		Equity
LFLY	Leafly Holdings Inc COM	CommonStock		Equity
LFLYW	Leafly Holdings Inc WRRT EXP 110726	Warrant		Equity
LFMD	LifeMD Inc COM	CommonStock		Equity
LFMDP	LifeMD Inc PFD CL A	PreferredStock		Equity
LFST	LifeStance Health Group Inc COM USD.01	CommonStock		Equity
LFT	Lument Finance Trust, Inc. Common Stock	CommonStock		Equity
LFTR	Lefteris Acquisition Corp COM	CommonStock		Equity
LFTRU	Lefteris Acquisition Corp UNIT	Unit		Equity
LFTRW	Lefteris Acquisition Corp WT EXP 102325	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
LFTpA	Lument Finance Trust, Inc. 7.875% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
LFUS	Littelfuse Inc COM USD.01	CommonStock		Equity
LFVN	Lifevantage Corp COM USD0.001	CommonStock		Equity
LGAC	Lazard Growth Acquisition Corp I COM CL A	CommonStock		Equity
LGACU	Lazard Growth Acquisition Corp I UNITS	Unit		Equity
LGACW	Lazard Growth Acquisition Corp I WT EXP 021026	Warrant		Equity
LGF.A	Lions Gate Entertainment Corp. Class A voting shares, without par value	CommonStock	Class	Equity
LGF.B	Lions Gate Entertainment Corp. Class B non-voting shares, without par value	CommonStock	Class	Equity
LGH	Northern Lights Fund Trust III HCM Defender 500 Index ETF	ExchangeTradedFund		Equity
LGHL	Lion Group Holding Ltd ADS	CommonStock		Equity
LGHLW	Lion Group Holding Ltd WT EXP 061725	Warrant		Equity
LGI	Lazard Global Total Return and Income Fund, Inc. Common Stock	CommonStock		Equity
LGIH	LGI Homes Inc COM USD.01	CommonStock		Equity
LGL	LGL Group Inc (The) Common Stock	CommonStock		Equity
LGL.WS	LGL Group Inc (The) Warrants to purchase Common Stock (expiring November 16, 2025)	Warrant	Warrants	Equity
LGLV	SPDR Series Trust SPDR SSGA US Large Cap Low Volatility Index ETF	ExchangeTradedFund		Equity
LGMK	LogicMark Inc COM	CommonStock		Equity
LGND	Ligand Pharmaceuticals Inc COM USD.001	CommonStock		Equity
LGO	Largo Inc COM	CommonStock		Equity
LGOV	First Trust Exchange-Traded Fund IV First Trust Long Duration Opportunities ETF	ExchangeTradedFund		Equity
LGST	Semper Paratus Acquisition Corporation CL ORD USD0.0001	CommonStock		Equity
LGSTU	Semper Paratus Acquisition Corporation UNITS	Unit		Equity
LGSTW	Semper Paratus Acquisition Corporation WT EXP	Warrant		Equity
LGTO	Legato Merger Corp II COM USD0.0001	CommonStock		Equity
LGTOU	Legato Merger Corp II UNITS	Unit		Equity
LGTOW	Legato Merger Corp II WT EXP 090126	Warrant		Equity
LGV	Longview Acquisition Corp. II Class A Common Stock	CommonStock		Equity
LGV.U	Longview Acquisition Corp. II Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable Warrant	Unit	Units	Equity
LGV.WS	Longview Acquisition Corp. II Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
LGVC	LAMF Global Ventures Corp I CL A ORD USD0.0001	CommonStock		Equity
LGVCU	LAMF Global Ventures Corp I UNITS	Unit		Equity
LGVCW	LAMF Global Ventures Corp I WT EXP	Warrant		Equity
LGVN	Longeveron INC COM CL A	CommonStock		Equity
LH	Laboratory Corporation of America Holdings Common Stock (New)	CommonStock		Equity
LHAA	Lerer Hippeau Acquisition Corp UNITS	CommonStock		Equity
LHC	Leo Holdings Corp. II Class A Ordinary Shares	CommonStock		Equity
LHC.U	Leo Holdings Corp. II Units, each consisting of one Class A ordinary share and one-quarter of one redeemable warrant	Unit	Units	Equity
LHC.WS	Leo Holdings Corp. II Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
LHCG	LHC Group Inc COM USD.01	CommonStock		Equity
LHDX	Lucira Health Inc COM	CommonStock		Equity
LHX	L3Harris Technologies, Inc. Common Stock	CommonStock		Equity
LI	Li Auto Inc ADR	AdrCommon		Equity
LIAN	LianBio ADS	AdrCommon		Equity
LIBY	Liberty Resources Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
LIBYU	Liberty Resources Acquisition Corp UNITS	Unit		Equity
LIBYW	Liberty Resources Acquisition Corp WT EXP 103128	Warrant		Equity
LICY	Li-Cycle Holdings Corp. Common Shares	CommonStock		Equity
LIDR	AEye Inc COM CL A	CommonStock		Equity
LIDRW	AEye Inc WT EXP 093027	Warrant		Equity
LIFE	aTyr Pharma Inc COM USD.001	CommonStock		Equity
LII	Lennox International Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
LILA	Liberty Latin America Ltd CL A ORD NPV	CommonStock		Equity
LILAK	Liberty Latin America Ltd CL C ORD NPV	CommonStock		Equity
LILM	LILIUM N V COM CL A	CommonStock		Equity
LILMW	LILIUM N V WT EXP 091426	Warrant		Equity
LIN	Linde plc Ordinary shares, nominal value 0.001 per share	CommonStock		Equity
LINC	Lincoln Educational Services Corp COM NPV	CommonStock		Equity
LIND	Lindblad Expeditions Holdings Inc COM USD.0001	CommonStock		Equity
LINK	Interlink Electronics COM NPV	CommonStock		Equity
LION	Lionheart III Corp COM CL A USD0.0001	CommonStock		Equity
LIONU	Lionheart III Corp UNITS	Unit		Equity
LIONW	Lionheart III Corp WT EXP 110926	Warrant		Equity
LIQT	LiqTech International Inc COM USD0.001	CommonStock		Equity
LIT	Global X Funds Global X Lithium & Battery Tech ETF	ExchangeTradedFund		Equity
LITB	LightInTheBox Holding Co., Ltd. American Depositary Shares, each representing two ordinary shares	AdrCommon		Equity
LITE	Lumentum Holdings Inc COM USD.001	CommonStock		Equity
LITM	Snow Lake Resources Ltd COM	CommonStock		Equity
LITT	Logistics Innovation Technologies Corp COM CL A	CommonStock		Equity
LITTU	Logistics Innovation Technologies Corp UNITS	Unit		Equity
LITTW	Logistics Innovation Technologies Corp WT EXP 061528	Warrant		Equity
LIV	Emles Home ETF ETF	ExchangeTradedFund		Equity
LIVB	LIV Capital Acquisition Corp II CL A ORD USD0.0001	CommonStock		Equity
LIVBU	LIV Capital Acquisition Corp II UNITS	Unit		Equity
LIVBW	LIV Capital Acquisition Corp II WRTS	Warrant		Equity
LIVE	Live Ventures Inc COM USD.001	CommonStock		Equity
LIVN	LivaNova PLC ORD GBP1	CommonStock		Equity
LIXT	Lixte Biotechnology Holdings Inc COM USD0.0001	CommonStock		Equity
LIXTW	Lixte Biotechnology Holdings Inc *W EXP 99/99/9999	Warrant		Equity
LIZI	LIZHI INC ADS	AdrCommon		Equity
LJAQ	Lightjump Acquisition Corp COM	CommonStock		Equity
LJAQU	Lightjump Acquisition Corp UNIT	Unit		Equity
LJAQW	Lightjump Acquisition Corp WT EX 011226	Warrant		Equity
LJPC	La Jolla Pharmaceutical Co COM USD.01	CommonStock		Equity
LKCO	Luokung Technology Corp COM	CommonStock		Equity
LKFN	Lakeland Financial Corp COM USD.5	CommonStock		Equity
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund ETF	ExchangeTradedFund		Equity
LKQ	LKQ Corporation COM	CommonStock		Equity
LL	LL Flooring Holdings, Inc. Common Stock	CommonStock		Equity
LLAP	Terran Orbital Corporation Common Stock	CommonStock		Equity
LLAP.WS	Terran Orbital Corporation Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
LLL	JX Luxventure Limited COM USD.0001	CommonStock		Equity
LLY	Eli Lilly and Company Common Stock	CommonStock		Equity
LMACA	Liberty Media Acquisition Corp COM CL A	CommonStock		Equity
LMACU	Liberty Media Acquisition Corp UNIT	Unit		Equity
LMACW	Liberty Media Acquisition Corp WT EXP 012226	Warrant		Equity
LMAO	LMF Acquisition Opportunities Inc COM CL A	CommonStock		Equity
LMAOU	LMF Acquisition Opportunities Inc UNITS	Unit		Equity
LMAOW	LMF Acquisition Opportunities Inc WT EXP 012626	Warrant		Equity
LMAT	LeMaitre Vascular Inc COM USD	CommonStock		Equity
LMB	Limbach Holdings Inc COM	CommonStock		Equity
LMBS	First Trust Exchange-Traded Trust IV First Trust Low Duration Opportunities ETF ETF	ExchangeTradedFund		Equity
LMDX	Lumiradx Ltd ORD	CommonStock		Equity
LMDXW	Lumiradx Ltd WT EXP 092826	Warrant		Equity
LMFA	LM Funding America Inc COM USD.001	CommonStock		Equity
LMND	Lemonade, Inc. Common Stock	CommonStock		Equity
LMNL	Liminal BioSciences Inc COM	CommonStock		Equity
LMNR	Limoneira Co COM NPV	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
LMPX	LMP Automotive Holdings Inc COM	CommonStock		Equity
LMST	Limestone Bancorp Inc COM USD	CommonStock		Equity
LMT	Lockheed Martin Corporation Common Stock	CommonStock		Equity
LNC	Lincoln National Corporation Common Stock	CommonStock		Equity
LND	BrasilAgro - Companhia Brasileira de Propriedades Agrícolas American Depositary Shares, each representing one ordinary share	AdrCommon		Equity
LNDC	Landec Corp COM NPV	CommonStock		Equity
LNFA	L&F Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
LNFA.U	L&F Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
LNFA.WS	L&F Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
LNG	Cheniere Energy Inc Common Stock	CommonStock		Equity
LNN	Lindsay Corporation Common Stock	CommonStock		Equity
LNSR	Lensar Inc COM	CommonStock		Equity
LNT	Alliant Energy Corporation COM NPV	CommonStock		Equity
LNTH	Lantheus Holdings Inc COM USD0.01	CommonStock		Equity
LNW	LIGHT & WONDER INC COM USD.01	CommonStock		Equity
LOAN	Manhattan Bridge Capital COM USD.01	CommonStock		Equity
LOB	Live Oak Bancshares Inc COM NPV	CommonStock		Equity
LOCC	Live Oak Crestview Climate Acquisition Corp. Class A Common Stock	CommonStock		Equity
LOCC.U	Live Oak Crestview Climate Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-third of one warrant	Unit	Units	Equity
LOCC.WS	Live Oak Crestview Climate Acquisition Corp. Warrants, exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
LOCL	Local Bounti Corporation Common Stock	CommonStock		Equity
LOCL.WS	Local Bounti Corporation Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
LOCO	El Pollo Loco Holdings Inc COM USD0.01	CommonStock		Equity
LODE	Comstock Inc. Common Stock	CommonStock		Equity
LOGC	LogicBio Therapeutics Inc COM	CommonStock		Equity
LOGI	Logitech International SA, Apples ORD	CommonStock		Equity
LOKM	Live Oak Mobility Acquisition Corp. Class A Common Stock	CommonStock		Equity
LOKM.U	Live Oak Mobility Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-fifth of one warrant	Unit	Units	Equity
LOKM.WS	Live Oak Mobility Acquisition Corp. Warrants, exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
LOMA	Loma Negra Compañía Industrial Argentina Sociedad Anónima American Depositary Shares, each representing five ordinary shares	AdrCommon		Equity
LONZ	PIMCO ETF Trust PIMCO Senior Loan Active Exchange-Traded Fund	ExchangeTradedFund		Equity
LOOP	Loop Industries Inc COM	CommonStock		Equity
LOPE	Grand Canyon Education Inc COM USD.01	CommonStock		Equity
LOPP	Gabelli ETFs Trust Gabelli Love Our Planet & People ETF	ExchangeTradedFund		Equity
LOPX	Direxion Shares ETF Trust Direxion Low Priced Stock ETF	ExchangeTradedFund		Equity
LOTZ	CarLotz Inc CL A	CommonStock		Equity
LOTZW	CarLotz Inc WT EXP 022626	Warrant		Equity
LOUP	Innovator ETFs Trust Innovator Loup Frontier Tech ETF	ExchangeTradedFund		Equity
LOV	Spark Networks SE SPON ADR	AdrCommon		Equity
LOVE	Lovesac Co (The) COM	CommonStock		Equity
LOW	Lowe's Companies, Inc. Common Stock	CommonStock		Equity
LPCN	Lipocine Inc COM NPV	CommonStock		Equity
LPG	Dorian LPG Ltd. Common Stock, $0.01 par value	CommonStock		Equity
LPI	Laredo Petroleum, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
LPL	LG Display Co., Ltd. American Depositary Shares (Each representing one-half of one share of Common Shares, Won 5,000 par value)	AdrCommon		Equity
LPLA	LPL Financial Holdings Inc COM USD.01	CommonStock		Equity
LPRO	Open Lending Corp COM CL A	CommonStock		Equity
LPSN	LivePerson Inc COM USD.001	CommonStock		Equity
LPTH	LightPath Technologies Inc CL A COM USD.01	CommonStock		Equity
LPTX	Leap Therapeutics Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
LPX	Louisiana-Pacific Corporation Common Stock	CommonStock		Equity
LQD	iShares Trust iShares iBoxx $ Investment Grade Corporate Bond ETF	ExchangeTradedFund		Equity
LQDA	Liquidia Corp COM	CommonStock		Equity
LQDB	iShares Trust iShares BBB Rated Corporate Bond ETF	ExchangeTradedFund		Equity
LQDH	iShares U.S. ETF Trust iShares Interest Rate Hedged Corporate Bond ETF	ExchangeTradedFund		Equity
LQDI	iShares U.S. ETF Trust - IShares Inflation Hedged Corporate Bond ETF ETF	ExchangeTradedFund		Equity
LQDT	Liquidity Services Inc COM USD.001	CommonStock		Equity
LQIG	SPDR Series Trust SPDR MarketAxess Investment Grade 400 Corporate Bond ETF	ExchangeTradedFund		Equity
LRCX	Lam Research Corp COM NPV	CommonStock		Equity
LRFC	Logan Ridge Finance Corp COM	CommonStock		Equity
LRGE	Legg Mason ETF Investment Trust - Clearbridge Large Cap Growth ESG ETF	ExchangeTradedFund		Equity
LRGF	iShares Trust iShares U.S. Equity Factor ETF	ExchangeTradedFund		Equity
LRMR	Larimar Therapeutics Inc COM	CommonStock		Equity
LRN	Stride, Inc. Common Stock	CommonStock		Equity
LRND	IndexIQ ETF Trust IQ U.S. Large Cap R&D Leaders ETF	ExchangeTradedFund		Equity
LRNZ	Listed Funds Trust TrueShares Technology, AI & Deep Learning ETF	ExchangeTradedFund		Equity
LSAF	Two Roads Shared Trust LeaderShares AlphaFactor US Core Equity ETF	ExchangeTradedFund		Equity
LSAK	Lesaka Technologies Inc COM	CommonStock		Equity
LSAT	Two Roads Shared Trust LeaderShares AlphaFactor Tactical Focused ETF	ExchangeTradedFund		Equity
LSBK	Lake Shore Bancorp Inc COM USD	CommonStock		Equity
LSCC	Lattice Semiconductor Corporation COM USD.01	CommonStock		Equity
LSEA	Landsea Homes Corp COM	CommonStock		Equity
LSEAW	Landsea Homes Corp WT EXP 010726	Warrant		Equity
LSF	Laird Superfood, Inc. Common Stock	CommonStock		Equity
LSI	Life Storage, Inc. Common Stock	CommonStock		Equity
LSPD	Lightspeed Commerce Inc. Subordinate Voting Shares	CommonStock		Equity
LSPR	Larkspur Health Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
LSPRU	Larkspur Health Acquisition Corp UNITS	Unit		Equity
LSPRW	Larkspur Health Acquisition Corp WT EXP 122026	Warrant		Equity
LSST	Natixis ETF Trust Natixis Loomis Sayles Short Duration Income ETF	ExchangeTradedFund		Equity
LSTR	Landstar System Inc COM USD.01	CommonStock		Equity
LSXMA	Liberty Media Corp SiriusXM Group SR A COM USD0.01	CommonStock		Equity
LSXMB	Liberty Media Corp SiriusXM Group SR B COM USD0.01	CommonStock		Equity
LSXMK	Liberty Media Corp SiriusXM Group SR C COM USD.01	CommonStock		Equity
LTBR	Lightbridge Corp COM USD.001	CommonStock		Equity
LTC	LTC Properties, Inc. Common Stock	CommonStock		Equity
LTCH	Latch Inc COM CL A	CommonStock		Equity
LTCHW	Latch Inc WT EXP 060426	Warrant		Equity
LTH	Life Time Group Holdings, Inc. Common Stock	CommonStock		Equity
LTHM	Livent Corporation Common Stock	CommonStock		Equity
LTL	ProShares Trust ProShares Ultra Telecommunications	ExchangeTradedFund		Equity
LTPZ	PIMCO ETF Trust PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund		Equity
LTRN	Lantern Pharma Inc COM	CommonStock		Equity
LTRPA	Liberty TripAdvisor Holdings Inc SR A COM USD.01	CommonStock		Equity
LTRPB	Liberty TripAdvisor Holdings Inc SR B COM USD.01	CommonStock		Equity
LTRX	Lantronix Inc COM USD.0001	CommonStock		Equity
LTRY	Lottery com Inc COM	CommonStock		Equity
LTRYW	Lottery.com, Inc. Warrants	Warrant		Equity
LU	Lufax Holding Ltd American Depositary Shares, two of which representing one Ordinary Share	AdrCommon		Equity
LUCD	Lucid Diagnostics Inc COM	CommonStock		Equity
LULU	Lululemon Athletica Inc COM USD.01	CommonStock		Equity
LUMN	Lumen Technologies, Inc. Common Stock	CommonStock		Equity
LUMO	Lumos Pharma Inc COM	CommonStock		Equity
LUNA	Luna Innovations Inc COM USD.001	CommonStock		Equity
LUNG	Pulmonx Corp COM	CommonStock		Equity
LUV	Southwest Airlines Co. Common Stock	CommonStock		Equity
LUXA	Lux Health Tech Acquisition Corp CL A	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
LUXAU	Lux Health Tech Acquisition Corp UNIT	Unit		Equity
LUXAW	Lux Health Tech Acquisition Corp WT EXP 113027	Warrant		Equity
LUXE	Luxury Goods ETF ETF	ExchangeTradedFund		Equity
LVAC	LAVA Medtech Acquisition Corp COM CL A USD0.0001	CommonStock		Equity
LVACU	LAVA Medtech Acquisition Corp UNITS	Unit		Equity
LVACW	LAVA Medtech Acquisition Corp WT EXP	Warrant		Equity
LVHD	Legg Mason Low Volatility High Dividend ETF ETF	ExchangeTradedFund		Equity
LVHI	Legg Mason International Low Volatility High Dividend ETF ETF	ExchangeTradedFund		Equity
LVLU	Lulus Fashion Lounge Holdings Inc COM USD0.001	CommonStock		Equity
LVO	LiveOne Inc COM USD0.001	CommonStock		Equity
LVOL	American Century ETF Trust American Century Low Volatility ETF	ExchangeTradedFund		Equity
LVOX	LiveVox Holding Inc COM CL A	CommonStock		Equity
LVOXU	LiveVox Holding, Inc. Unit	Unit		Equity
LVOXW	LiveVox Holding, Inc. Warrant	Warrant		Equity
LVRA	Levere Holdings Corp ORD SHS A	CommonStock		Equity
LVRAU	Levere Holdings Corp UNITS	Unit		Equity
LVRAW	Levere Holdings Corp WT EXP 030926	Warrant		Equity
LVS	Las Vegas Sands Corp. Common Stock	CommonStock		Equity
LVTX	Lava Therapeutics BV COM	CommonStock		Equity
LW	Lamb Weston Holdings, Inc. Common Stock, $1.00 par value	CommonStock		Equity
LWAY	Lifeway Foods Inc COM NPV	CommonStock		Equity
LWLG	Lightwave Logic Inc COM	CommonStock		Equity
LX	LexinFintech Holdings Ltd ADR	AdrCommon		Equity
LXEH	Lixiang Education Holding Co Ltd ADR	AdrCommon		Equity
LXFR	Luxfer Holdings PLC Ordinary Shares	CommonStock		Equity
LXP	LXP Industrial Trust Common Stock (Maryland REIT)	CommonStock		Equity
LXPpC	LXP Industrial Trust 6.5% Series C Cumulative Convertible Preferred Stock	PreferredStock	Preferred Class	Equity
LXRX	Lexicon Pharmaceuticals Inc COM USD.001	CommonStock		Equity
LXU	LSB Industries Inc. Common Stock	CommonStock		Equity
LYB	LyondellBasell Industries N.V. Class A Ordinary Shares	CommonStock		Equity
LYEL	Lyell Immunopharma Inc COM USD.0001	CommonStock		Equity
LYFE	2ndVote Life Neutral Plus ETF ETF	ExchangeTradedFund		Equity
LYFT	Lyft Inc COM CL A	CommonStock		Equity
LYG	Lloyds Banking Group plc American Depositary Shares (Each representing four Ordinary Shares of nominal value 10 pence each)	AdrCommon		Equity
LYL	Dragon Victory International Ltd COM USD.00001	CommonStock		Equity
LYLT	Loyalty Ventures Inc COM	CommonStock		Equity
LYRA	Lyra Therapeutics Inc COM	CommonStock		Equity
LYT	Lytus Technologies Holdings PTV Ltd COM	CommonStock		Equity
LYTS	LSI Industries Inc COM USD.01	CommonStock		Equity
LYV	Live Nation Entertainment, Inc. Common Stock	CommonStock		Equity
LZ	LegalZoom.com Inc COM USD.001	CommonStock		Equity
LZB	La-Z-Boy Incorporated Common Shares	CommonStock		Equity
M	Macy's Inc. Common Stock	CommonStock		Equity
MA	Mastercard Incorporated Class A Common Stock	CommonStock		Equity
MAA	Mid-America Apartment Communities, Inc. Common Stock	CommonStock		Equity
MAAQ	Mana Capital Acquisition Corp COM USD0.0001	CommonStock		Equity
MAAQR	Mana Capital Acquisition Corp. Rights	Right		Equity
MAAQU	Mana Capital Acquisition Corp UNITS	Unit		Equity
MAAQW	Mana Capital Acquisition Corp WT EXP 120126	Warrant		Equity
MAAX	VanEck Muni Allocation ETF ETF	ExchangeTradedFund		Equity
MAApI	Mid-America Apartment Communities, Inc. 8.50% Series I Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MAC	The Macerich Company Common Stock	CommonStock		Equity
MACA	Moringa Acquisition Corp COM CL A	CommonStock		Equity
MACAU	Moringa Acquisition Corp UNITS	Unit		Equity
MACAW	Moringa Acquisition Corp WT EXP 022228	Warrant		Equity
MACC	Mission Advancement Corp. Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
MACC.U	Mission Advancement Corp. Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	Unit	Units	Equity
MACC.WS	Mission Advancement Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
MACK	Merrimack Pharmaceuticals Inc COM USD0.01	CommonStock		Equity
MAG	MAG Silver Corp Common Stock	CommonStock		Equity
MAGA	Point Bridge GOP Stock Tracker ETF ETF	ExchangeTradedFund		Equity
MAIN	Main Street Capital Corporation Common Stock	CommonStock		Equity
MAKX	ProShares Trust ProShares S&P Kensho Smart Factories ETF	ExchangeTradedFund		Equity
MAMB	Monarch Ambassador Income ETF ETF	ExchangeTradedFund		Equity
MAN	ManpowerGroup Common Stock	CommonStock		Equity
MANH	Manhattan Associates Inc COM USD.01	CommonStock		Equity
MANT	ManTech International Corp CL A COM USD.01	CommonStock		Equity
MANU	Manchester United plc Class A Ordinary Shares	CommonStock		Equity
MAPS	WM Technology Inc COM CL A	CommonStock		Equity
MAPSW	WM Technology Inc WT EXP 061626	Warrant		Equity
MAQC	Maquia Capital Acquisition Corp COM USD	CommonStock		Equity
MAQCU	Maquia Capital Acquisition Corp UNITS	Unit		Equity
MAQCW	Maquia Capital Acquisition Corp WT EXP	Warrant		Equity
MAR	Marriott International Inc CL A COM NPV	CommonStock		Equity
MARA	Marathon Digital Holdings Inc COM USD.0001	CommonStock		Equity
MARB	First Trust Exchange-Traded Fund III First Trust Merger Arbitrage ETF	ExchangeTradedFund		Equity
MARK	Remark Holdings Inc COM USD.001	CommonStock		Equity
MARPS	Marine Petroleum Trust UNTS BEN INT NPV	CommonStock		Equity
MARZ	TrueShares Structured Outcome (March) ETF ETF	ExchangeTradedFund		Equity
MAS	Masco Corporation Common Stock	CommonStock		Equity
MASI	Masimo Corp COM USD.001	CommonStock		Equity
MASS	908 Devices Inc COM USD0.001	CommonStock		Equity
MAT	Mattel Inc. COM USD1	CommonStock		Equity
MATW	Matthews International Corp CL A COM USD1	CommonStock		Equity
MATX	Matson, Inc. Common Stock	CommonStock		Equity
MAV	Pioneer Municipal High Income Advantage Fund, Inc. Common Shares	CommonStock		Equity
MAX	MediaAlpha, Inc. Class A Common Stock	CommonStock		Equity
MAXN	Maxeon Solar Technologies Ltd COM	CommonStock		Equity
MAXR	Maxar Technologies Inc. Common Stock	CommonStock		Equity
MAYS	J. W. Mays Inc COM USD1	CommonStock		Equity
MAYZ	TrueShares Structured Outcome (May) ETF ETF	ExchangeTradedFund		Equity
MBAC	M3-Brigade Acquisition II Corp. Class A Common Stock	CommonStock		Equity
MBAC.U	M3-Brigade Acquisition II Corp. Units, each consisting of one share of Class A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
MBAC.WS	M3-Brigade Acquisition II Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
MBB	iShares MBS ETF ETF	ExchangeTradedFund		Equity
MBBB	VanEck Moody's Analytics BBB Corporate Bond ETF ETF	ExchangeTradedFund		Equity
MBCC	Monarch Blue Chips Core ETF ETF	ExchangeTradedFund		Equity
MBCN	Middlefield Banc Corp COM NPV	CommonStock		Equity
MBI	MBIA Inc. Common Stock	CommonStock		Equity
MBII	Marrone Bio Innovations Inc COM USD0.00001	CommonStock		Equity
MBIN	Merchants Bancorp COM	CommonStock		Equity
MBINN	Merchants Bancorp 6% FXD PFD SR C	Unknown		Equity
MBINO	Merchants Bancorp DEP PFD SER B	Unknown		Equity
MBINP	Merchants Bancorp 7% NCUM PFD A	PreferredStock		Equity
MBIO	Mustang Bio Inc COM	CommonStock		Equity
MBND	SPDR Nuveen Municipal Bond ETF ETF	ExchangeTradedFund		Equity
MBNE	SPDR Nuveen Municipal Bond ESG ETF ETF	ExchangeTradedFund		Equity
MBNKP	Medallion Bank NCUM PFD F	PreferredStock		Equity
MBOT	Microbot Medical Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
MBOX	EA Series Trust Freedom Day Dividend ETF	ExchangeTradedFund		Equity
MBRX	Moleculin Biotech Inc COM USD.001	CommonStock		Equity
MBSC	M3-Brigade Acquisition III Corp. Class A Common Stock	CommonStock		Equity
MBSC.U	M3-Brigade Acquisition III Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
MBSC.WS	M3-Brigade Acquisition III Corp. Public warrants, each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
MBSD	FlexShares Trust FlexShares Disciplined Duration MBS Index Fund	ExchangeTradedFund		Equity
MBTC	Nocturne Acquisition Corp ORD	CommonStock		Equity
MBTCR	Nocturne Acquisition Corporation Right	Right		Equity
MBTCU	Nocturne Acquisition Corp UNITS	Unit		Equity
MBUU	Malibu Boats Inc CL A COM USD.01	CommonStock		Equity
MBWM	Mercantile Bank Corp COM NPV	CommonStock		Equity
MC	Moelis & Company Class A Common Stock, par value $0.01 per share	CommonStock		Equity
MCAA	Mountain & Co I Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
MCAAU	Mountain & Co I Acquisition Corp UNITS	Unit		Equity
MCAAW	Mountain & Co I Acquisition Corp WT EXP 093026	Warrant		Equity
MCACU	Monterey Capital Acquisition Corporation UNITS	Unit		Equity
MCAE	Mountain Crest Acquisition Corp III COM	CommonStock		Equity
MCAER	Mountain Crest Acquisition Corp. III Right	Right		Equity
MCAEU	Mountain Crest Acquisition Corp III UNITS	Unit		Equity
MCAF	Mountain Crest Acquisition Corp IV COM	CommonStock		Equity
MCAFR	Mountain Crest Acquisition Corp. IV Rights	Right		Equity
MCAFU	Mountain Crest Acquisition Corp IV UNITS	Unit		Equity
MCAG	Mountain Crest Acquisition Corp V COM	CommonStock		Equity
MCAGR	Mountain Crest Acquisition Corp. V Right	Right		Equity
MCAGU	Mountain Crest Acquisition Corp V UNITS	Unit		Equity
MCB	Metropolitan Bank Holding Corp. Common Stock, par value $0.01 per share	CommonStock		Equity
MCBC	Macatawa Bank Corp COM NPV	CommonStock		Equity
MCBS	Metrocity Bankshares Inc COM	CommonStock		Equity
MCD	McDonald's Corporation Common Stock	CommonStock		Equity
MCFT	MasterCraft Boat Holdings Inc COM NPV	CommonStock		Equity
MCG	Membership Collective Group Inc. Class A Common Stock	CommonStock		Equity
MCHI	iShares MSCI China ETF ETF	ExchangeTradedFund		Equity
MCHP	Microchip Technology Inc COM USD.001	CommonStock		Equity
MCHX	Marchex Inc CL B COM USD.01	CommonStock		Equity
MCI	Barings Corporate Investors Common Shares	CommonStock		Equity
MCK	McKesson Corporation Common Stock	CommonStock		Equity
MCLD	MCloud Technologies Corp COM	CommonStock		Equity
MCLDW	MCloud Technologies Corp WRRTS	Warrant		Equity
MCN	Madison Covered Call & Equity Strategy Fund Common Shares	CommonStock		Equity
MCO	Moody's Corporation Common Stock	CommonStock		Equity
MCR	MFS Charter Income Trust Shares of Beneficial Interest	CommonStock		Equity
MCRB	Seres Therapeutics Inc COM USD0.001	CommonStock		Equity
MCRI	Monarch Casino & Resort Inc COM USD.01	CommonStock		Equity
MCRO	IndexIQ ETF Trust IQ Hedge Macro Tracker ETF	ExchangeTradedFund		Equity
MCS	The Marcus Corporation Common Stock	CommonStock		Equity
MCW	Mister Car Wash, Inc. Common Stock	CommonStock		Equity
MCY	Mercury General Corporation Common Stock	CommonStock		Equity
MD	Mednax, Inc. Common Stock	CommonStock		Equity
MDB	MongoDB Inc CL A COM	CommonStock		Equity
MDC	M.D.C. Holdings, Inc. Common Stock	CommonStock		Equity
MDCP	VictoryShares THB Mid Cap ESG ETF ETF	ExchangeTradedFund		Equity
MDEV	First Trust Indxx Medical Devices ETF ETF	ExchangeTradedFund		Equity
MDGL	Madrigal Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
MDGS	Medigus ADR	AdrCommon		Equity
MDGSW	Medigus WRRT	Warrant		Equity
MDH	MDH Acquisition Corp. Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
MDH.U	MDH Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	Unit	Units	Equity
MDH.WS	MDH Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
MDIA	Mediaco Holding Inc COM CL A	CommonStock		Equity
MDIV	First Trust Exchange Traded Fund VI Multi Asset Diversified Income Index Fund ETF	ExchangeTradedFund		Equity
MDJH	MDJM Ltd COM	CommonStock		Equity
MDLZ	Mondelez International Inc CL A COM NPV	CommonStock		Equity
MDNA	Medicenna Therapeutics Corp COM	CommonStock		Equity
MDRR	Medalist Diversified REIT Inc COM USD 0.01	CommonStock		Equity
MDRRP	Medalist Diversified REIT Inc PFD SER A	PreferredStock		Equity
MDRX	Allscripts Healthcare Solutions Inc COM	CommonStock		Equity
MDT	Medtronic plc Ordinary Shares	CommonStock		Equity
MDU	MDU Resources Group, Inc. Common Stock	CommonStock		Equity
MDV	Modiv Inc. Class C Common Stock	CommonStock		Equity
MDVL	MedAvail Holdings Inc COM	CommonStock		Equity
MDVpA	Modiv Inc. 7.375% Series A Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
MDWD	MediWound Ltd ORD NIS0.01	CommonStock		Equity
MDWT	Midwest Holding Inc COM USD0.001	CommonStock		Equity
MDXG	MiMedx Group Inc COM USD.001	CommonStock		Equity
MDXH	MDxHealth SA ADR	AdrCommon		Equity
MDY	SPDR S&P MidCap 400 ETF Trust Units	ExchangeTradedFund		Equity
MDYG	SPDR Series Trust SPDR S&P 400 Mid Cap Growth ETF	ExchangeTradedFund		Equity
MDYV	SPDR Series Trust SPDR S&P 400 Mid Cap Value ETF	ExchangeTradedFund		Equity
ME	23andMe Holding Co COM CL A	CommonStock		Equity
MEAC	Mercury Ecommerce Acquisition Corp COM CL A	CommonStock		Equity
MEACU	Mercury Ecommerce Acquisition Corp UNITS	Unit		Equity
MEACW	Mercury Ecommerce Acquisition Corp WT EXP 072726	Warrant		Equity
MEAR	BlackRock Short Maturity Municipal Bond ETF ETF	ExchangeTradedFund		Equity
MEC	Mayville Engineering Company, Inc. Common Stock	CommonStock		Equity
MED	Medifast, Inc. Common Stock	CommonStock		Equity
MEDP	Medpace Holdings Inc COM USD.01	CommonStock		Equity
MEDS	Trxade Health Inc COM USD.0001	CommonStock		Equity
MEG	Montrose Environmental Group, Inc. Common Stock	CommonStock		Equity
MEGI	MainStay CBRE Global Infrastructure Megatrends Fund Common Shares	CommonStock		Equity
MEI	Methode Electronics, Inc. Common Stock	CommonStock		Equity
MEIP	MEI Pharma Inc COM	CommonStock		Equity
MEKA	MELI Kaszek Pioneer Corp ORD CL A USD0.0001	CommonStock		Equity
MELI	MercadoLibre Inc COM USD.001	CommonStock		Equity
MEME	Listed Funds Trust Roundhill MEME ETF	ExchangeTradedFund		Equity
MENV	AdvisorShares Trust AdvisorShares North Square McKee ESG Core Bond ETF	ExchangeTradedFund		Equity
MEOA	Minority Equality Opportunities Acquisition Inc COM CL A	CommonStock		Equity
MEOAU	Minority Equality Opportunities Acquisition Inc UNITS	Unit		Equity
MEOAW	Minority Equality Opportunities Acquisition Inc WRTTS	Warrant		Equity
MEOH	Methanex Corp COM NPV	CommonStock		Equity
MERC	Mercer International Inc SHS BEN INT USD1	CommonStock		Equity
MERpK	Bank of America Corporation Income Capital Obligation Notes initially due December 15, 2066	StructuredProduct	Preferred Class	Equity
MESA	Mesa Air Group Inc COM NEW	CommonStock		Equity
MESO	Mesoblast Ltd SPONSORED ADR	AdrCommon		Equity
MET	MetLife, Inc. Common Stock	CommonStock		Equity
META	Meta Platforms Inc CL A COM USD.000006	CommonStock		Equity
METC	Ramaco Resources Inc COM USD0.01	CommonStock		Equity
METCL	Ramaco Resources, Inc. 9.00% Senior Notes due 2026	Unknown		Equity
METV	Listed Funds Trust Roundhill Ball Metaverse ETF	ExchangeTradedFund		Equity
METX	Meten Holding Group Ltd COM	CommonStock		Equity
METXW	Meten Holding Group Ltd WT EXP	Warrant		Equity
METpA	MetLife, Inc. Floating Rate Non-Cumulative Preferred Stock, Series A	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
METpE	MetLife, Inc. Depositary shares, each representing a 1/1000th interest in a share of the Issuers 5.625% Non-Cumulative Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
METpF	MetLife, Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 4.75% Non-Cumulative Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
MEXX	Direxion Shares ETF Trust Direxion Daily MSCI Mexico Bull 3X Shares	ExchangeTradedFund		Equity
MF	Missfresh Ltd ADS	AdrCommon		Equity
MFA	MFA Financial, Inc. Common Stock	CommonStock		Equity
MFApB	MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MFApC	MFA Financial, Inc. 6.50% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MFC	Manulife Financial Corporation Common Shares	CommonStock		Equity
MFD	Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
MFDX	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor International Equity ETF	ExchangeTradedFund		Equity
MFEM	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF	ExchangeTradedFund		Equity
MFG	Mizuho Financial Group, Inc. American Depositary Shares each representing one-fifth of an Ordinary Share	AdrCommon		Equity
MFGP	Micro Focus International plc American Depositary Shares (each representing one Ordinary Share)	AdrCommon		Equity
MFH	Mercurity Fintech Holding Inc ADR	AdrCommon		Equity
MFIN	Medallion Financial Corp. COM USD.01	CommonStock		Equity
MFLX	First Trust Flexible Municipal High Income ETF ETF	ExchangeTradedFund		Equity
MFM	MFS Municipal Income Trust Shares of Beneficial Interest	CommonStock		Equity
MFUL	Mindful Conservative ETF ETF	ExchangeTradedFund		Equity
MFUS	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF	ExchangeTradedFund		Equity
MFV	MFS Special Value Trust Shares of Beneficial Interest	CommonStock		Equity
MG	Mistras Group, Inc. Common Stock	CommonStock		Equity
MGA	Magna International Inc. Common Shares	CommonStock		Equity
MGC	Vanguard World Funds Vanguard Mega Cap ETF	ExchangeTradedFund		Equity
MGEE	MGE Energy Inc COM USD8	CommonStock		Equity
MGF	MFS Government Markets Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
MGI	MoneyGram International Inc COM USD1.5	CommonStock		Equity
MGIC	Magic Software Enterprises Ltd ORD NIS.1	CommonStock		Equity
MGK	Vanguard World Funds Vanguard Mega Cap Growth ETF	ExchangeTradedFund		Equity
MGLD	The Marygold Companies, Inc. Common Stock	CommonStock		Equity
MGM	MGM Resorts International Common Stock	CommonStock		Equity
MGMT	Unified Series Trust Ballast Small/Mid Cap ETF	ExchangeTradedFund		Equity
MGNI	Magnite Inc COM USD.00001	CommonStock		Equity
MGNX	MacroGenics Inc COM USD0.01	CommonStock		Equity
MGPI	MGP Ingredients Inc COM NPV	CommonStock		Equity
MGR	Affiliated Managers Group, Inc. 5.875% Junior Subordinated Notes due 2059	StructuredProduct		Equity
MGRB	Affiliated Managers Group, Inc. 4.750% Junior Subordinated Notes due 2060	StructuredProduct		Equity
MGRC	McGrath RentCorp COM NPV	CommonStock		Equity
MGRD	Affiliated Managers Group, Inc. 4.200% Junior Subordinated Notes due 2061	StructuredProduct		Equity
MGTA	Magenta Therapeutics Inc COM	CommonStock		Equity
MGTX	Meiragtx Holdings plc COM	CommonStock		Equity
MGU	Macquarie Global Infrastructure Total Return Fund Inc. Common Stock	CommonStock		Equity
MGV	Vanguard World Funds Vanguard Mega Cap Value ETF	ExchangeTradedFund		Equity
MGY	Magnolia Oil & Gas Corporation Class A Common Stock	CommonStock		Equity
MGYR	Magyar Bancorp Inc COM USD.01	CommonStock		Equity
MHD	BlackRock MuniHoldings Fund, Inc. Common Stock	CommonStock		Equity
MHF	Western Asset Municipal High Income Fund Inc. Common Stock	CommonStock		Equity
MHH	Mastech Digital, Inc. Common Stock	CommonStock		Equity
MHI	Pioneer Municipal High Income Fund, Inc. Common Shares	CommonStock		Equity
MHK	Mohawk Industries, Inc. Common Stock	CommonStock		Equity
MHLA	Maiden Holdings North America, Ltd. 6.625% Notes due 2046	StructuredProduct		Equity
MHLD	Maiden Holdings Ltd COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
MHN	BlackRock MuniHoldings New York Quality Fund, Inc. Common Stock	CommonStock		Equity
MHNC	Maiden Holdings North America, Ltd. 7.75% Notes due 2043	StructuredProduct		Equity
MHO	M/I Homes, Inc. Common Stock	CommonStock		Equity
MHUA	Meihua International Medical Technologies Co Ltd ORD SHS	CommonStock		Equity
MHpA	Maiden Holdings North America, Ltd. Maiden Holdings, Ltd. 8.25% Non-Cumulative Preference Shares, Series A	PreferredStock	Preferred Class	Equity
MHpC	Maiden Holdings North America, Ltd. 7.125% Non-Cumulative Preference Shares, Series C	PreferredStock	Preferred Class	Equity
MHpD	Maiden Holdings North America, Ltd. 6.700% Non-Cumulative Preference Shares, Series D	PreferredStock	Preferred Class	Equity
MIC	Macquarie Infrastructure Holdings, LLC Common Units	CommonStock		Equity
MICS	Singing Machine Co Inc (The) COM USD.01	CommonStock		Equity
MICT	MICT Inc COM USD.001	CommonStock		Equity
MID	American Century ETF Trust American Century Mid Cap Growth Impact ETF	ExchangeTradedFund		Equity
MIDD	Middleby Corp (The) COM USD.01	CommonStock		Equity
MIDE	DBX ETF Trust Xtrackers S&P MidCap 400 ESG ETF	ExchangeTradedFund		Equity
MIDF	iShares Trust iShares MSCI USA Mid-Cap Multifactor ETF	ExchangeTradedFund		Equity
MIDU	Direxion Shares ETF Trust Direxion Daily Mid Cap Bull 3X Shares	ExchangeTradedFund		Equity
MIG	VanEck Moody's Analytics IG Corporate Bond ETF ETF	ExchangeTradedFund		Equity
MIGI	Mawson Infrastructure Group Inc COM USD0.001	CommonStock		Equity
MILE	Metromile Inc COM USD0.0001	CommonStock		Equity
MILEW	Metromile Inc WT EXP 020926	Warrant		Equity
MILN	Global X Millennial Consumer ETF ETF	ExchangeTradedFund		Equity
MIMO	Airspan Networks Holdings Inc. Common Stock	CommonStock		Equity
MIMO.WS	Airspan Networks Holdings Inc. Redeemable Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
MIMO.WS.A	Airspan Networks Holdings Inc. Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $12.50	Warrant	Warrants Class	Equity
MIMO.WS.B	Airspan Networks Holdings Inc. Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $15.00	Warrant	Warrants Class	Equity
MIMO.WS.C	Airspan Networks Holdings Inc. Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $17.50	Warrant	Warrants Class	Equity
MIN	MFS Intermediate Income Trust Shares of Beneficial Interest	CommonStock		Equity
MINC	AdvisorShares Trust AdvisorShares Newfleet Multi-Sector Income ETF	ExchangeTradedFund		Equity
MIND	Mind Technology Inc COM USD.01	CommonStock		Equity
MINDP	Mind Technology Inc PFD SER A	PreferredStock		Equity
MINM	Minim Inc COM	CommonStock		Equity
MINN	Mairs & Power Minnesota Municipal Bond ETF ETF	ExchangeTradedFund		Equity
MINO	PIMCO ETF Trust PIMCO Municipal Income Opportunities Active Exchange-Traded Fund	ExchangeTradedFund		Equity
MINT	PIMCO ETF Trust PIMCO Enhanced Short Maturity Active Exchange-Traded Fund	ExchangeTradedFund		Equity
MIO	Pioneer Municipal High Income Opportunities Fund, Inc. Common Stock	CommonStock		Equity
MIR	Mirion Technologies, Inc. Class A Common Stock	CommonStock		Equity
MIR.WS	Mirion Technologies, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
MIRM	Mirum Pharmaceuticals Inc COM USD0.0001	CommonStock		Equity
MIRO	Miromatrix Medical Inc COM USD.00001	CommonStock		Equity
MIST	Milestone Pharmaceuticals USA Inc COM	CommonStock		Equity
MIT	Mason Industrial Technology, Inc. Class A Common Stock	CommonStock		Equity
MIT.U	Mason Industrial Technology, Inc. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant to purchase one share of Class A common stock	Unit	Units	Equity
MIT.WS	Mason Industrial Technology, Inc. Redeemable warrants, exercisable for one share of Class A common stock for $11.50 per share	Warrant	Warrants	Equity
MITA	Coliseum Acquisition Corp COM CL A	CommonStock		Equity
MITAU	Coliseum Acquisition Corp UNITS	Unit		Equity
MITAW	Coliseum Acquisition Corp WT EXP 082228	Warrant		Equity
MITC	MeaTech 3D Ltd ADR	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
MITK	Mitek Systems Inc COM USD.001	CommonStock		Equity
MITO	Stealth BioTherapeutics Corp ADS	AdrCommon		Equity
MITQ	Moving iMage Technologies, Inc. Common Stock	CommonStock		Equity
MITT	AG Mortgage Investment Trust, Inc. Common Stock, par value $0.01per share	CommonStock		Equity
MITTpA	AG Mortgage Investment Trust, Inc. 8.25% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MITTpB	AG Mortgage Investment Trust, Inc. 8.00% Series B Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MITTpC	AG Mortgage Investment Trust, Inc. 8.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	Preferred Class	Equity
MIXT	MiX Telematics Limited American depositary shares, each representing 25 ordinary shares	AdrCommon		Equity
MIY	BlackRock MuniYield Michigan Quality Fund, Inc. Common Stock	CommonStock		Equity
MJ	ETF Managers Trust ETFMG Alternative Harvest ETF	ExchangeTradedFund		Equity
MJIN	ETF Managers Trust ETFMG 2X Daily Inverse Alternative Harvest ETF	ExchangeTradedFund		Equity
MJUS	ETF Managers Trust ETFMG U.S. Alternative Harvest ETF	ExchangeTradedFund		Equity
MJXL	ETF Managers Trust ETFMG 2X Daily Alternative Harvest ETF	ExchangeTradedFund		Equity
MKC	McCormick & Company, Incorporated Common Stock (Non-Voting)	CommonStock		Equity
MKC.V	McCormick & Company, Incorporated Common Stock (Voting)	CommonStock	Class	Equity
MKD	Molecular Data Inc ADS	AdrCommon		Equity
MKFG	Markforged Holding Corporation Common Stock	CommonStock		Equity
MKFG.WS	Markforged Holding Corporation Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
MKL	Markel Corporation Common Stock	CommonStock		Equity
MKSI	MKS Instruments Inc COM NPV	CommonStock		Equity
MKTW	MarketWise Inc COM CL A	CommonStock		Equity
MKTWW	MarketWise Inc WTTS	Warrant		Equity
MKTX	MarketAxess Holdings Inc COM USD.001	CommonStock		Equity
ML	MoneyLion Inc. Class A Common Stock	CommonStock		Equity
ML.WS	MoneyLion Inc. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
MLAB	Mesa Laboratories Inc COM NPV	CommonStock		Equity
MLAC	Malacca Straits Acquisition Company Ltd COM CL A	CommonStock		Equity
MLACU	Malacca Straits Acquisition Company Ltd UNIT	Unit		Equity
MLACW	Malacca Straits Acquisition Company Ltd WT EXP	Warrant		Equity
MLAI	McLaren Technology Acquisition Corp COM USD0.0001	CommonStock		Equity
MLAIU	McLaren Technology Acquisition Corp UNITS	Unit		Equity
MLAIW	McLaren Technology Acquisition Corp WRRTS	Warrant		Equity
MLCO	Melco Resorts & Entertainment Ltd ADR NPV	AdrCommon		Equity
MLI	Mueller Industries, Inc. Common Stock	CommonStock		Equity
MLKN	MillerKnoll Inc COM USD.2	CommonStock		Equity
MLM	Martin Marietta Materials Inc. Common Stock	CommonStock		Equity
MLN	VanEck Long Muni ETF ETF	ExchangeTradedFund		Equity
MLNK	MeridianLink, Inc. Common Stock	CommonStock		Equity
MLP	Maui Land & Pineapple Company, Inc. Common Stock	CommonStock		Equity
MLPA	Global X Funds Global X MLP ETF	ExchangeTradedFund		Equity
MLPB	UBS AG ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040	ExchangeTradedNote		Equity
MLPO	Credit Suisse AG Credit Suisse S&P MLP Index Exchange Traded Notes (ETNs) due December 4, 2034	ExchangeTradedNote		Equity
MLPR	UBS AG ETRACS Quarterly Pay 1.5X Leveraged Alerian MLP Index ETN	ExchangeTradedNote		Equity
MLPX	Global X Funds Global X MLP & Energy Infrastructure ETF	ExchangeTradedFund		Equity
MLR	Miller Industries, Inc. Common Stock	CommonStock		Equity
MLSS	Milestone Scientific Inc. Common Stock par value $.001 per share	CommonStock		Equity
MLTX	MoonLake Immunotherapeutics COM USD.0001	CommonStock		Equity
MLVF	Malvern Bancorp Inc COM	CommonStock		Equity
MMAT	Meta Materials Inc COM	CommonStock		Equity
MMC	Marsh & McLennan Companies, Inc. Common Stock	CommonStock		Equity
MMCA	IndexIQ Active ETF Trust IQ MacKay California Municipal Intermediate ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
MMD	MainStay MacKay DefinedTerm Municipal Opportunities Fund Common Shares	CommonStock		Equity
MMI	Marcus & Millichap, Inc. Common Stock, par value $0.0001	CommonStock		Equity
MMIN	IndexIQ Active ETF Trust IQ MacKay Municipal Insured ETF	ExchangeTradedFund		Equity
MMIT	IndexIQ Active ETF Trust IQ MacKay Municipal Intermediate ETF	ExchangeTradedFund		Equity
MMLG	First Trust Exchange-Traded Fund VIII First Trust Multi-Manager Large Growth ETF	ExchangeTradedFund		Equity
MMLP	Martin Midstream Partners LP LP UNIT	CommonStock		Equity
MMM	3M Company Common Stock	CommonStock		Equity
MMMB	MamaMancini's Holdings Inc COM NPV	CommonStock		Equity
MMP	Magellan Midstream Partners, L.P. Common Units Representing Limited Partner Interests	CommonStock		Equity
MMS	MAXIMUS, Inc. Common Stock	CommonStock		Equity
MMSC	First Trust Exchange-Traded Fund VIII First Trust Multi-Manager Small Cap Opportunities ETF	ExchangeTradedFund		Equity
MMSI	Merit Medical Systems Inc COM NPV	CommonStock		Equity
MMT	MFS Multimarket Income Trust Shares of Beneficial Interest	CommonStock		Equity
MMTM	SPDR Series Trust SPDR S&P 1500 Momentum Tilt ETF	ExchangeTradedFund		Equity
MMU	Western Asset Managed Municipals Fund Inc. Common Stock	CommonStock		Equity
MMX	Maverix Metals Inc. Common Shares	CommonStock		Equity
MMYT	MakeMyTrip Ltd ORD USD0.0005	CommonStock		Equity
MN	Manning & Napier, Inc. Class A common stock, $0.01 par value per share	CommonStock		Equity
MNA	IndexIQ ETF Trust IQ Merger Arbitrage ETF	ExchangeTradedFund		Equity
MNBD	ALPS ETF Trust ALPS Intermediate Municipal Bond ETF	ExchangeTradedFund		Equity
MNDO	Mind Cti Ltd ORD NIS.01	CommonStock		Equity
MNDT	Mandiant Inc COM USD.0001	CommonStock		Equity
MNDY	Monday.com Ltd COM USD	CommonStock		Equity
MNKD	MannKind Corp COM USD.01	CommonStock		Equity
MNM	Direxion Shares ETF Trust Direxion Daily Metal Miners Bull 2X Shares	ExchangeTradedFund		Equity
MNMD	Mind Medicine Mindmed Inc COM SUB VTG	CommonStock		Equity
MNOV	Medicinova Inc COM	CommonStock		Equity
MNP	Western Asset Municipal Partners Fund Inc. Common Stock	CommonStock		Equity
MNPR	Monopar Therapeutics Inc COM USD0.001	CommonStock		Equity
MNRL	Brigham Minerals, Inc. Class A Common Stock	CommonStock		Equity
MNRO	Monro Inc COM USD.01	CommonStock		Equity
MNSB	MainStreet Bancshares Inc COM	CommonStock		Equity
MNSBP	MainStreet Bancshares Inc 7.5% DP SH PFD A	Unknown		Equity
MNSO	MINISO Group Holding Limited American Depositary Shares, each representing four Class A Ordinary Shares	AdrCommon		Equity
MNST	Monster Beverage Corp COM USD.005	CommonStock		Equity
MNTK	Montauk Renewables Inc COM	CommonStock		Equity
MNTN	Everest Consolidator Acquisition Corporation Class A Common Stock	CommonStock		Equity
MNTN.U	Everest Consolidator Acquisition Corporation Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
MNTN.WS	Everest Consolidator Acquisition Corporation Warrants, each whole warrant exercisable for one share of Class A Common Stock, at an exercise price of $11.50	Warrant	Warrants	Equity
MNTS	Momentus Inc COM CL A	CommonStock		Equity
MNTSW	Momentus Inc WT EXP 051526	Warrant		Equity
MNTV	Momentive Global Inc COM USD 0.00001	CommonStock		Equity
MNTX	Manitex International Inc COM NPV	CommonStock		Equity
MO	Altria Group, Inc. Common Stock	CommonStock		Equity
MOAT	VanEck Morningstar Wide Moat ETF ETF	ExchangeTradedFund		Equity
MOBQ	Mobiquity Technologies Inc COM	CommonStock		Equity
MOBQW	Mobiquity Technologies Inc WT EXP 120326	Warrant		Equity
MOD	Modine Manufacturing Company Common Stock	CommonStock		Equity
MODD	Modular Med Inc COM USD0.001	CommonStock		Equity
MODN	Model N, Inc. Common Stock, $0.00015 par value	CommonStock		Equity
MODV	ModivCare Inc CL A COM USD.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
MOFG	MidWestOne Financial Group Inc COM	CommonStock		Equity
MOG.A	Moog Inc. Class A Common Stock	CommonStock	Class	Equity
MOG.B	Moog Inc. Class B Common Stock	CommonStock	Class	Equity
MOGO	Mogo Inc COM NPV	CommonStock		Equity
MOGU	MOGU Inc. American Depositary Shares, each representing three-hundred (300) Class A Ordinary Shares	AdrCommon		Equity
MOH	Molina Healthcare Inc. Common Stock	CommonStock		Equity
MOHO	ECMOHO Ltd ADS	AdrCommon		Equity
MOHR	Mohr Growth ETF ETF	ExchangeTradedFund		Equity
MOLN	Molecular Partners AG ADR	AdrCommon		Equity
MOMO	Hello Group Inc ADR	AdrCommon		Equity
MON	Monument Circle Acquisition Corp COM CL A	CommonStock		Equity
MONCU	Monument Circle Acquisition Corp UNIT	Unit		Equity
MONCW	Monument Circle Acquisition Corp WT EXP 011426	Warrant		Equity
MOO	VanEck ETF Trust VanEck Agribusiness ETF	ExchangeTradedFund		Equity
MOOD	EA Series Trust Relative Sentiment Tactical Allocation ETF	ExchangeTradedFund		Equity
MOON	Direxion Shares ETF Trust Direxion Moonshot Innovators ETF	ExchangeTradedFund		Equity
MOR	Morphosys AG, Martinsried ADS	AdrCommon		Equity
MORF	Morphic Holding Inc COM	CommonStock		Equity
MORN	Morningstar Inc COM	CommonStock		Equity
MORT	VanEck ETF Trust VanEck Mortgage REIT Income ETF	ExchangeTradedFund		Equity
MOS	Mosaic Company, The Common Stock	CommonStock		Equity
MOTE	VanEck Morningstar ESG Moat ETF ETF	ExchangeTradedFund		Equity
MOTG	VanEck Morningstar Global Wide Moat ETF ETF	ExchangeTradedFund		Equity
MOTI	VanEck Morningstar International Moat ETF ETF	ExchangeTradedFund		Equity
MOTO	Guinness Atkinson Funds SmartETFs Smart Transportation & Technology ETF	ExchangeTradedFund		Equity
MOTS	Motus GI Holdings Inc COM	CommonStock		Equity
MOV	Movado Group, Inc. Common Stock	CommonStock		Equity
MOVE	Movano Inc COM	CommonStock		Equity
MOXC	Moxian (BVI) Inc ORD	CommonStock		Equity
MP	MP Materials Corp. Class A common stock	CommonStock		Equity
MPA	BlackRock MuniYield Pennsylvania Quality Fund Common Shares of Beneficial Interest	CommonStock		Equity
MPAA	Motorcar Parts of America Inc COM USD.01	CommonStock		Equity
MPAC	Model Performance Acquisition Corp COM CL A	CommonStock		Equity
MPACR	Model Performance Acquisition Corp. Right	Right		Equity
MPACU	Model Performance Acquisition Corp UNITS	Unit		Equity
MPACW	Model Performance Acquisition Corp WT EXP 042926	Warrant		Equity
MPAY	Exchange Listed Funds Trust Akros Monthly Payout ETF	ExchangeTradedFund		Equity
MPB	Mid Penn Bancorp Inc COM USD1	CommonStock		Equity
MPC	Marathon Petroleum Corporation Common Stock	CommonStock		Equity
MPLN	MultiPlan Corporation Class A Common Stock	CommonStock		Equity
MPLN.WS	MultiPlan Corporation Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
MPLX	MPLX LP Common units representing limited partner interests	CommonStock		Equity
MPRA	Mercato Partners Acquisition Corporation CL A COM USD0.0001	CommonStock		Equity
MPRAU	Mercato Partners Acquisition Corporation UNITS	Unit		Equity
MPRAW	Mercato Partners Acquisition Corporation WT EXP	Warrant		Equity
MPRO	Monarch Procap ETF ETF	ExchangeTradedFund		Equity
MPV	Barings Participation Investors Shares of Beneficial Interest	CommonStock		Equity
MPW	Medical Properties Trust, Inc. Common Stock	CommonStock		Equity
MPWR	Monolithic Power Systems Inc COM USD.001	CommonStock		Equity
MPX	Marine Products Corp. Common Stock	CommonStock		Equity
MQ	Marqeta Inc COM CL A	CommonStock		Equity
MQT	BlackRock MuniYield Quality Fund II, Inc. Common Stock	CommonStock		Equity
MQY	BlackRock MuniYield Quality Fund, Inc. Common Stock	CommonStock		Equity
MRAD	Guinness Atkinson Funds SmartETFs Advertising & Marketing Technology ETF	ExchangeTradedFund		Equity
MRAI	Marpai Inc COM CL A	CommonStock		Equity
MRAM	Everspin Technologies Inc COM USD.0001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
MRBK	Meridian Corp COM	CommonStock		Equity
MRC	MRC Global Inc. Common Stock	CommonStock		Equity
MRCC	Monroe Capital Corp COM USD.001	CommonStock		Equity
MRCY	Mercury Systems Inc COM USD.01	CommonStock		Equity
MREO	Mereo BioPharma Group Plc ADS	AdrCommon		Equity
MRGR	ProShares Merger ETF ETF	ExchangeTradedFund		Equity
MRIN	Marin Software Inc COM USD.001	CommonStock		Equity
MRK	Merck & Co., Inc. Common Stock	CommonStock		Equity
MRKR	Marker Therapeutics Inc COM USD.001	CommonStock		Equity
MRM	Medirom Healthcare Technologies Inc ADR	AdrCommon		Equity
MRNA	Moderna Inc COM	CommonStock		Equity
MRND	IndexIQ ETF Trust IQ U.S. Mid Cap R&D Leaders ETF	ExchangeTradedFund		Equity
MRNS	Marinus Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
MRO	Marathon Oil Corporation Common Stock	CommonStock		Equity
MRSK	Toews Agility Shares Managed Risk ETF ETF	ExchangeTradedFund		Equity
MRSN	Mersana Therapeutics Inc COM 0.0001USD	CommonStock		Equity
MRTN	Marten Transport Ltd COM USD.01	CommonStock		Equity
MRTX	Mirati Therapeutics Inc COM USD.001	CommonStock		Equity
MRUS	Merus NV COM EUR.05	CommonStock		Equity
MRVI	Maravai LifeSciences Holdings Inc COM USD.01	CommonStock		Equity
MRVL	Marvell Technology Inc COM USD.002	CommonStock		Equity
MS	Morgan Stanley Common Stock	CommonStock		Equity
MSA	MSA Safety Incorporated Common Stock	CommonStock		Equity
MSAC	Medicus Sciences Acquisition Corp COM CL A	CommonStock		Equity
MSACW	Medicus Sciences Acquisition Corp WT EXP 021226	Warrant		Equity
MSB	Mesabi Trust Units of Beneficial Interest	CommonStock		Equity
MSBI	Midland States Bancorp Inc COM USD.01	CommonStock		Equity
MSC	Studio City International Holdings Limited American depositary shares, each representing four Class A ordinary shares	AdrCommon		Equity
MSCI	MSCI Inc. Common Stock	CommonStock		Equity
MSD	Morgan Stanley Emerging Markets Debt Fund, Inc. Common Stock	CommonStock		Equity
MSDA	MSD Acquisition Corp COM	CommonStock		Equity
MSDAU	MSD Acquisition Corp UNIT	Unit		Equity
MSDAW	MSD Acquisition Corp Wrrt	Warrant		Equity
MSEX	Middlesex Water Co COM NPV	CommonStock		Equity
MSFT	Microsoft Corp COM USD.00000625	CommonStock		Equity
MSGE	Madison Square Garden Entertainment Corp. Class A Common Stock	CommonStock		Equity
MSGM	Motorsport Games Inc COM	CommonStock		Equity
MSGR	Direxion Shares ETF Trust Direxion mRNA ETF	ExchangeTradedFund		Equity
MSGS	Madison Square Garden Sports Corp. Class A Common Stock	CommonStock		Equity
MSI	Motorola Solutions, Inc. Common Stock	CommonStock		Equity
MSM	MSC Industrial Direct Co., Inc. Class A Common Stock	CommonStock		Equity
MSMR	McElhenny Sheffield Managed Risk ETF ETF	ExchangeTradedFund		Equity
MSN	Emerson Radio Corp Common Stock	CommonStock		Equity
MSOS	AdvisorShares Trust AdvisorShares Pure US Cannabis ETF	ExchangeTradedFund		Equity
MSP	Datto Holding Corp. Common Stock	CommonStock		Equity
MSPR	MSP Recovery Inc COM CL A	CommonStock		Equity
MSPRW	MSP Recovery Inc WT EXP 05/20/2027	Warrant		Equity
MSPRZ	MSP Recovery Inc WT EXP 021426	Warrant		Equity
MSSA	Metal Sky Star Acquisition Corporation ORD NPV	CommonStock		Equity
MSSAR	Metal Sky Star Acquisition Corporation Right	Right		Equity
MSSAU	Metal Sky Star Acquisition Corporation UNITS	Unit		Equity
MSSAW	Metal Sky Star Acquisition Corporation WT EXP 033129	Warrant		Equity
MSTB	LHA Market State TacticalBeta ETF ETF	ExchangeTradedFund		Equity
MSTQ	LHA Market State Tactical Q ETF ETF	ExchangeTradedFund		Equity
MSTR	MicroStrategy Inc CL A COM USD.001	CommonStock		Equity
MSVB	Mid-Southern Bancorp Inc COM	CommonStock		Equity
MSVX	LHA MARKET STATE ALPHA SEEKER ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
MSpA	Morgan Stanley Depositary Shares (Each representing 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series A)	PreferredStock	Preferred Class	Equity
MSpE	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
MSpF	Morgan Stanley Depositary shares, each representing 1/1,000 th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
MSpI	Morgan Stanley Depositary shares, each representing 1/1,000th of a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I	PreferredStock	Preferred Class	Equity
MSpK	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K	PreferredStock	Preferred Class	Equity
MSpL	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of 4.875% Non-Cumulative Preferred Stock, Series L	PreferredStock	Preferred Class	Equity
MSpO	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of 4.250% Non-Cumulative Preferred Stock, Series O	PreferredStock	Preferred Class	Equity
MT	ArcelorMittal New York Registry Shares	NyRegisteredShare		Equity
MTA	Metalla Royalty & Streaming Ltd. Common Shares	CommonStock		Equity
MTAC	MedTech Acquisition Corp COM CL A	CommonStock		Equity
MTACU	MedTech Acquisition Corp UNIT	Unit		Equity
MTACW	MedTech Acquisition Corp WT EX	Warrant		Equity
MTAL	Metals Acquisition Corp Class A Ordinary Shares	CommonStock		Equity
MTAL.U	Metals Acquisition Corp Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
MTAL.WS	Metals Acquisition Corp Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
MTB	M&T Bank Corporation Common Stock	CommonStock		Equity
MTBC	CareCloud Inc COM USD.001	CommonStock		Equity
MTBCO	CareCloud, Inc. 8.75% Series B Cumulative Redeemable Perpetual Preferred Stock	PreferredStock		Equity
MTBCP	CareCloud Inc PFD SER A	PreferredStock		Equity
MTBpH	M&T Bank Corporation Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H	PreferredStock	Preferred Class	Equity
MTC	Mmtec Inc COM USD 0.001	CommonStock		Equity
MTCH	Match Group Inc COM USD0.001	CommonStock		Equity
MTCN	ArcelorMittal 5.50% Mandatorily Convertible Subordinated Notes due 2023	StructuredProduct		Equity
MTCR	Metacrine Inc COM USD.00010	CommonStock		Equity
MTD	Mettler-Toledo International Inc. Common Stock	CommonStock		Equity
MTDR	Matador Resources Company Common Stock	CommonStock		Equity
MTEK	Maris Tech Ltd ORD SHS	CommonStock		Equity
MTEKW	Maris Tech Ltd WT EXP 010627	Warrant		Equity
MTEM	Molecular Templates COM USD.001	CommonStock		Equity
MTEX	Mannatech Inc COM USD.0001	CommonStock		Equity
MTG	MGIC Investment Corporation Common Stock	CommonStock		Equity
MTGP	WisdomTree Trust WisdomTree Mortgage Plus Bond Fund	ExchangeTradedFund		Equity
MTH	Meritage Homes Corporation Common Stock	CommonStock		Equity
MTLS	Materialise NV ADR	AdrCommon		Equity
MTMT	Mega Matrix Corp. Common Stock	CommonStock		Equity
MTN	Vail Resorts, Inc. Common Stock	CommonStock		Equity
MTNB	Matinas BioPharma Holdings Inc. Common Stock $0.0001 par value per share	CommonStock		Equity
MTOR	Meritor, Inc. Common Stock	CommonStock		Equity
MTP	Midatech Pharma PLC ADR	AdrCommon		Equity
MTR	Mesa Royalty Trust Units of Beneficial Interest	CommonStock		Equity
MTRN	Materion Corporation Common Stock	CommonStock		Equity
MTRX	Matrix Service Co COM USD.01	CommonStock		Equity
MTRY	Monterey Bio Acquisition Corporation COM	CommonStock		Equity
MTRYU	Monterey Bio Acquisition Corporation UNITS	Unit		Equity
MTRYW	Monterey Bio Acquisition Corporation WT EXP 093026	Warrant		Equity
MTSI	MACOM Technology Solutions Holdings Inc COM USD0.001	CommonStock		Equity
MTTR	Matterport Inc COM CL A	CommonStock		Equity
MTUL	UBS AG ETRACS 2x Leveraged MSCI US Momentum Factor TR ETN	ExchangeTradedNote		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
MTUM	iShares MSCI USA Momentum Factor ETF ETF	ExchangeTradedFund		Equity
MTVC	Motive Capital Corp II Class A Ordinary Shares	CommonStock		Equity
MTVC.U	Motive Capital Corp II Units, each consisting of one Class A ordinary share, and one-third of one redeemable warrant	Unit	Units	Equity
MTVC.WS	Motive Capital Corp II Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
MTVR	Exchange Traded Concepts Trust Fount Metaverse ETF	ExchangeTradedFund		Equity
MTW	The Manitowoc Company, Inc. Common Stock	CommonStock		Equity
MTX	Minerals Technologies Inc. Common Stock	CommonStock		Equity
MTZ	MasTec, Inc. Common Stock	CommonStock		Equity
MU	Micron Technology Inc. COM USD.1	CommonStock		Equity
MUA	BlackRock MuniAssets Fund, Inc. Common Stock	CommonStock		Equity
MUB	iShares Trust iShares National Muni Bond ETF	ExchangeTradedFund		Equity
MUC	BlackRock MuniHoldings California Quality Fund, Inc. Common Stock	CommonStock		Equity
MUDS	Mudrick Capital Acquisition Corp II COM CL A	CommonStock		Equity
MUDSU	Mudrick Capital Acquisition Corp II UNITS	Unit		Equity
MUDSW	Mudrick Capital Acquisition Corp II WT EXP 091027	Warrant		Equity
MUE	BlackRock MuniHoldings Quality Fund II, Inc. Common Stock	CommonStock		Equity
MUFG	Mitsubishi UFJ Financial Group, Inc. American Depositary Shares (Each Representing one share of Common Stock)	AdrCommon		Equity
MUI	BlackRock Municipal Income Fund, Inc. Common Stock	CommonStock		Equity
MUJ	BlackRock MuniHoldings New Jersey Quality Fund, Inc. Common Shares of Beneficial Interest	CommonStock		Equity
MULN	Mullen Automotive Inc COM	CommonStock		Equity
MUNI	PIMCO ETF Trust PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund	ExchangeTradedFund		Equity
MUR	Murphy Oil Corporation Common Stock	CommonStock		Equity
MURF	Murphy Canyon Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
MURFU	Murphy Canyon Acquisition Corp UNITS	Unit		Equity
MURFW	Murphy Canyon Acquisition Corp WT EXP 012527	Warrant		Equity
MUSA	Murphy USA Inc Common Stock, par value $0.01 per share	CommonStock		Equity
MUSI	American Century ETF Trust American Century Multisector Income ETF	ExchangeTradedFund		Equity
MUST	Columbia ETF Trust I Columbia Multi-Sector Municipal Income ETF	ExchangeTradedFund		Equity
MUX	McEwen Mining Inc. Common Stock	CommonStock		Equity
MVBF	MVB Financial Corp COM	CommonStock		Equity
MVF	BlackRock MuniVest Fund, Inc. Shares of Common Stock, par value $0.10	CommonStock		Equity
MVIS	Microvision Inc WA COM NPV	CommonStock		Equity
MVO	MV Oil Trust Units of Beneficial Interests	CommonStock		Equity
MVPS	Amplify ETF Trust Amplify Thematic All-Stars ETF	ExchangeTradedFund		Equity
MVRL	UBS AG ETRACS Monthly Pay 1.5X Leveraged Mortgage REIT ETN	ExchangeTradedNote		Equity
MVST	Microvast Holdings Inc COM	CommonStock		Equity
MVSTW	Microvast Holdings Inc WT EXP 040126	Warrant		Equity
MVT	BlackRock MuniVest Fund II, Inc. Common Stock	CommonStock		Equity
MVV	ProShares Trust ProShares Ultra MidCap400	ExchangeTradedFund		Equity
MWA	Mueller Water Products, Inc. Series A Common Stock	CommonStock		Equity
MX	Magnachip Semiconductor Corporation Common Stock	CommonStock		Equity
MXC	Mexco Energy Corporation Common Stock	CommonStock		Equity
MXCT	MaxCyte Inc COM	CommonStock		Equity
MXE	The Mexico Equity and Income Fund, Inc. Common Stock	CommonStock		Equity
MXF	The Mexico Fund, Inc. Common Stock	CommonStock		Equity
MXI	iShares Trust iShares Global Materials ETF	ExchangeTradedFund		Equity
MXL	MaxLinear Inc CL A COM USD.0001	CommonStock		Equity
MYD	BlackRock MuniYield Fund, Inc. Common Stock	CommonStock		Equity
MYE	Myers Industries, Inc. Common Shares	CommonStock		Equity
MYFW	First Western Financial Inc COM	CommonStock		Equity
MYGN	Myriad Genetics Inc COM USD.01	CommonStock		Equity
MYI	BlackRock MuniYield Quality Fund III, Inc. Common Stock	CommonStock		Equity
MYMD	MyMD Pharmaceuticals Inc COM	CommonStock		Equity
MYN	BlackRock MuniYield New York Quality Fund, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
MYNA	Mynaric AG ADS	AdrCommon		Equity
MYNZ	Mainz Biomed B V ORD SHS	CommonStock		Equity
MYO	Myomo Inc. Common Stock	CommonStock		Equity
MYOV	Myovant Sciences Ltd. Common Shares, $0.000017727 par value per share	CommonStock		Equity
MYPS	PLAYSTUDIOS Inc COM CL A	CommonStock		Equity
MYPSW	PLAYSTUDIOS Inc WT EXP 061726	Warrant		Equity
MYRG	MYR Group Inc COM USD.01	CommonStock		Equity
MYSZ	My Size Inc COM USD0.001	CommonStock		Equity
MYTE	MYT Netherlands Parent B.V. American Depositary Shares, each representing one Ordinary Share	AdrCommon		Equity
MYY	ProShares Trust ProShares Short MidCap400	ExchangeTradedFund		Equity
MZZ	ProShares Trust ProShares UltraShort MidCap400	ExchangeTradedFund		Equity
NAAC	North Atlantic Acquisition Corp COM CL A	CommonStock		Equity
NAACU	North Atlantic Acquisition Corp UNITS	Unit		Equity
NAACW	North Atlantic Acquisition Corp WT EXP 102025	Warrant		Equity
NAAS	NaaS Technology Inc ADR	AdrCommon		Equity
NABL	N-able, Inc. Common Stock	CommonStock		Equity
NAC	Nuveen California Quality Municipal Income Fund Shares of Beneficial Interest	CommonStock		Equity
NACP	Impact Shares Trust I Impact Shares NAACP Minority Empowerment ETF	ExchangeTradedFund		Equity
NAD	Nuveen Quality Municipal Income Fund Shares of Beneficial Interest	CommonStock		Equity
NAII	Natural Alternatives International Inc COM NPV	CommonStock		Equity
NAIL	Direxion Shares ETF Trust Direxion Daily Homebuilders & Supplies Bull 3X Shares	ExchangeTradedFund		Equity
NAK	Northern Dynasty Minerals Ltd Common Shares	CommonStock		Equity
NAN	Nuveen New York Quality Municipal Income Fund Shares of Beneficial Interest	CommonStock		Equity
NANR	SPDR Index Shares Funds SPDR S&P North American Natural Resources ETF	ExchangeTradedFund		Equity
NAOV	NanoVibronix Inc COM USD.001	CommonStock		Equity
NAPA	The Duckhorn Portfolio, Inc. Common Stock	CommonStock		Equity
NAPR	Innovator Growth-100 Power Buffer ETF - April ETF	ExchangeTradedFund		Equity
NARI	Inari Medical Inc COM	CommonStock		Equity
NAT	Nordic American Tankers Limited Common Shares	CommonStock		Equity
NATH	Nathan's Famous Inc COM USD.01	CommonStock		Equity
NATI	National Instruments Corporation COM USD.01	CommonStock		Equity
NATR	Nature's Sunshine Products Inc COM NPV	CommonStock		Equity
NAUT	Nautilus Biotechnology Inc COM	CommonStock		Equity
NAVB	Navidea Biopharmaceuticals Inc. Common Stock	CommonStock		Equity
NAVI	Navient Corporation COM0.01	CommonStock		Equity
NAZ	Nuveen Arizona Quality Municipal Income Fund Common Stock	CommonStock		Equity
NBB	Nuveen Taxable Municipal Income Fund Common Shares, $.001 par value	CommonStock		Equity
NBCC	Neuberger Berman ETF Trust Neuberger Berman Next Generation Connected Consumer ETF	ExchangeTradedFund		Equity
NBCT	Neuberger Berman ETF Trust Neuberger Berman Carbon Transition & Infrastructure ETF	ExchangeTradedFund		Equity
NBDS	Neuberger Berman ETF Trust Neuberger Berman Disrupters ETF	ExchangeTradedFund		Equity
NBEV	NewAge Inc COM	CommonStock		Equity
NBH	Neuberger Berman Municipal Fund Inc. Common Stock	CommonStock		Equity
NBHC	National Bank Holdings Corporation Class A Common Stock	CommonStock		Equity
NBIX	Neurocrine Biosciences Inc COM USD.01	CommonStock		Equity
NBN	Northeast Bank COM NPV	CommonStock		Equity
NBO	Neuberger Berman New York Municipal Fund Inc. Common Stock	CommonStock		Equity
NBR	Nabors Industries Ltd. Common Shares	CommonStock		Equity
NBRV	Nabriva Therapeutics plc ORD USD0.01	CommonStock		Equity
NBSE	NeuBase Therapeutics Inc COM	CommonStock		Equity
NBST	Newbury Street Acquisition Corp COM	CommonStock		Equity
NBSTU	Newbury Street Acquisition Corp UNITS	Unit		Equity
NBSTW	Newbury Street Acquisition Corp WT EXP 043028	Warrant		Equity
NBTB	NBT Bancorp Inc COM NPV	CommonStock		Equity
NBTX	Nanobiotix SA SPONSORED ADS	AdrCommon		Equity
NBW	Neuberger Berman California Municipal Fund Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
NBXG	Neuberger Berman Next Generation Connectivity Fund Inc. Common Stock	CommonStock		Equity
NBY	NovaBay Pharmaceuticals Inc. Common Stock	CommonStock		Equity
NC	NACCO Industries, Inc. Class A Common Stock	CommonStock		Equity
NCA	Nuveen California Municipal Value Fund Common Stock	CommonStock		Equity
NCAC	Newcourt Acquisition Corp ORD SHS	CommonStock		Equity
NCACU	Newcourt Acquisition Corp UNITS	Unit		Equity
NCACW	Newcourt Acquisition Corp WT EXP 041228	Warrant		Equity
NCLH	Norwegian Cruise Line Holdings Ltd. Ordinary Shares	CommonStock		Equity
NCMI	National CineMedia Inc COM USD.01	CommonStock		Equity
NCNA	NuCana Plc ADR	AdrCommon		Equity
NCNO	nCino Inc COM USD0.0005	CommonStock		Equity
NCR	NCR Corporation Common Stock	CommonStock		Equity
NCSM	NCS Multistage Holdings Inc COM USD .01	CommonStock		Equity
NCTY	The9 Ltd ADR	AdrCommon		Equity
NCV	Virtus AllianzGI Convertible & Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NCVpA	Virtus AllianzGI Convertible & Income Fund 5.625% Series A Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
NCZ	Virtus AllianzGI Convertible & Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
NCZpA	Virtus AllianzGI Convertible & Income Fund II 5.50% Series A Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
NDAC	NightDragon Acquisition Corp COM CL A	CommonStock		Equity
NDACU	NightDragon Acquisition Corp UNITS	Unit		Equity
NDACW	NightDragon Acquisition Corp Wrrt	CommonStock		Equity
NDAQ	Nasdaq Inc COM USD.01	CommonStock		Equity
NDJI	ETF Series Solutions Nationwide Dow Jones Risk Managed Income ETF	ExchangeTradedFund		Equity
NDLS	Noodles & Co CL A COM USD0.01	CommonStock		Equity
NDMO	Nuveen Dynamic Municipal Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
NDP	Tortoise Energy Independence Fund, Inc. Common Stock	CommonStock		Equity
NDRA	ENDRA Life Sciences Inc COM USD.0001	CommonStock		Equity
NDSN	Nordson Corp COM USD1	CommonStock		Equity
NDVG	NuShares ETF Trust Nuveen Dividend Growth ETF	ExchangeTradedFund		Equity
NE	Noble Corporation Ordinary Shares	CommonStock		Equity
NEA	Nuveen AMT-Free Quality Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NEAR	BlackRock Short Maturity Bond ETF ETF	ExchangeTradedFund		Equity
NECB	Northeast Community Bancorp Inc COM USD.01	CommonStock		Equity
NEE	NextEra Energy, Inc. Common Stock	CommonStock		Equity
NEEpN	NextEra Energy, Inc. Series N Junior Subordinated Debentures due March 1, 2079	StructuredProduct	Preferred Class	Equity
NEEpO	NextEra Energy, Inc. 4.872% Corporate Units	StructuredProduct	Preferred Class	Equity
NEEpP	NextEra Energy, Inc. 5.279% Corporate Units	StructuredProduct	Preferred Class	Equity
NEEpQ	NextEra Energy, Inc. 6.219% Corporate Units	StructuredProduct	Preferred Class	Equity
NEGG	Newegg Commerce Inc COM SHS	CommonStock		Equity
NEM	Newmont Corporation Common Stock	CommonStock		Equity
NEN	New England Realty Associates LP Class A Depositary Receipts evidencing Units of Limited Partnership	CommonStock		Equity
NEO	Neogenomics Inc COM USD.001	CommonStock		Equity
NEOG	Neogen Corp COM USD.16	CommonStock		Equity
NEON	Neonode Inc COM	CommonStock		Equity
NEP	NextEra Energy Partners, LP Common Units representing limited partner interests	CommonStock		Equity
NEPH	Nephros Inc. COM USD.001	CommonStock		Equity
NEPT	Neptune Wellness Solution Inc COM	CommonStock		Equity
NERD	Listed Funds Trust Roundhill BITKRAFT Esports & Digital Entertainment ETF	ExchangeTradedFund		Equity
NERV	Minerva Neurosciences Inc COM USD.0001	CommonStock		Equity
NESR	National Energy Services Reunited Corp ORD NPV	CommonStock		Equity
NESRW	National Energy Services Reunited Corp WT EXP 03-03-22	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
NET	Cloudflare, Inc. Class A common stock, par value $0.001 per share	CommonStock		Equity
NETC	Nabors Energy Transition Corp. Class A Common Stock	CommonStock		Equity
NETC.U	Nabors Energy Transition Corp. Units, each consisting of one share of Class A common stock and one-half of one warrant	Unit	Units	Equity
NETC.WS	Nabors Energy Transition Corp. Warrants, exercisable for one share of Class A Common Stock	Warrant	Warrants	Equity
NETI	Eneti Inc. Common Stock	CommonStock		Equity
NETL	ETF Series Solutions NETLease Corporate Real Estate ETF	ExchangeTradedFund		Equity
NETZ	Engine No 1 Transform Climate ETF ETF	ExchangeTradedFund		Equity
NEU	NewMarket Corporation (Holding Company) Common Stock	CommonStock		Equity
NEWP	New Pacific Metals Corp. Common Shares	CommonStock		Equity
NEWR	New Relic, Inc. Common Stock	CommonStock		Equity
NEWT	Newtek Business Services Corp COM USD.02	CommonStock		Equity
NEWTL	Newtek Business Services Corp 5.75 Notes due 2024 STRUCT PRODUCT	Unknown		Equity
NEWTZ	Newtek Business Services Corp 5.50 Notes Due 2026 ETN	Unknown		Equity
NEX	NexTier Oilfield Solutions Inc. Common Stock	CommonStock		Equity
NEXA	Nexa Resources S.A. Common shares	CommonStock		Equity
NEXI	Neximmune Inc COM USD0.0001	CommonStock		Equity
NEXT	NextDecade Corp COM	CommonStock		Equity
NFBK	Northfield Bancorp Inc COM USD.01	CommonStock		Equity
NFE	New Fortress Energy Inc COM CL A	Unknown		Equity
NFG	National Fuel Gas Company Common Stock	CommonStock		Equity
NFGC	New Found Gold Corp Common Shares	CommonStock		Equity
NFJ	Virtus Dividend, Interest & Premium Strategy Fund Common Shares of Beneficial Interest	CommonStock		Equity
NFLT	ETFis Series Trust I Virtus Newfleet Multi-Sector Bond ETF	ExchangeTradedFund		Equity
NFLX	Netflix Inc COM USD.001	CommonStock		Equity
NFNT	Infinite Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
NFNT.U	Infinite Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
NFNT.WS	Infinite Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
NFRA	FlexShares Trust FlexShares STOXX Global Broad Infrastructure Index Fund	ExchangeTradedFund		Equity
NFTY	First Trust India Nifty 50 Equal Weight ETF ETF	ExchangeTradedFund		Equity
NFTZ	ETF Series Solutions Defiance Crypto and Blockchain Ecosystem ETF	ExchangeTradedFund		Equity
NFYS	Enphys Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
NFYS.U	Enphys Acquisition Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
NFYS.WS	Enphys Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
NG	NovaGold Resources Inc Common Stock	CommonStock		Equity
NGC	Northern Genesis Acquisition Corp. III Common Stock	CommonStock		Equity
NGC.U	Northern Genesis Acquisition Corp. III Units, each consisting of one share of common stock and one-quarter of one redeemable warrant	Unit	Units	Equity
NGC.WS	Northern Genesis Acquisition Corp. III Redeemable Warrants, each whole warrant exercisable for shares of common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NGD	New Gold Inc Common Stock	CommonStock		Equity
NGE	Global X Funds Global X MSCI Nigeria ETF	ExchangeTradedFund		Equity
NGG	National Grid plc American Depositary Shares (Each representing five Ordinary Shares)	AdrCommon		Equity
NGL	NGL Energy Partners LP Common Units Representing Limited Partner Interests	CommonStock		Equity
NGLpB	NGL Energy Partners LP 9.00% Class B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partnership interests	PreferredStock	Preferred Class	Equity
NGLpC	NGL Energy Partners LP 9.625% Class C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests	PreferredStock	Preferred Class	Equity
NGM	NGM Biopharmaceuticals Inc COM	CommonStock		Equity
NGMS	Neogames S.A COM USD	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
NGS	Natural Gas Services Group, Inc. Common Stock,	CommonStock		Equity
NGVC	Natural Grocers by Vitamin Cottage, Inc. Common Stock	CommonStock		Equity
NGVT	Ingevity Corporation Common Stock	CommonStock		Equity
NH	NantHealth Inc COM USD.0001	CommonStock		Equity
NHC	National Healthcare Corporation Common Stock	CommonStock		Equity
NHI	National Health Investors, Inc. Common Stock	CommonStock		Equity
NHIC	NewHold Investment Corp II COM CL A USD0.0001	CommonStock		Equity
NHICU	NewHold Investment Corp II UNITS	Unit		Equity
NHICW	NewHold Investment Corp II WT EXP 102126	Warrant		Equity
NHS	Neuberger Berman High Yield Strategies Fund Inc Common Stock	CommonStock		Equity
NHTC	Natural Health Trends Corp COM USD.001	CommonStock		Equity
NHWK	NightHawk Biosciences, Inc. Common Stock	CommonStock		Equity
NI	NiSource Inc. Common Stock	CommonStock		Equity
NIB	Barclays Bank PLC iPath Bloomberg Cocoa Subindex Total Return ETN due 6/24/2038	ExchangeTradedNote		Equity
NIC	Nicolet Bankshares, Inc. Common Stock	CommonStock		Equity
NICE	NICE Ltd SPON ADR	AdrCommon		Equity
NICK	Nicholas Financial Inc COM NPV	CommonStock		Equity
NID	Nuveen Intermediate Duration Municipal Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
NIE	Virtus AllianzGI Equity & Convertible Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NIFE	Direxion Shares ETF Trust Direxion Fallen Knives ETF	ExchangeTradedFund		Equity
NILE	BitNile Holdings, Inc. Common Stock	CommonStock		Equity
NILEpD	BitNile Holdings, Inc. 13.00% Series D Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
NIM	Nuveen Select Maturities Municipal Fund Common Shares of Beneficial Interest	CommonStock		Equity
NIMC	NiSource Inc. Series A Corporate Units	StructuredProduct		Equity
NINE	Nine Energy Service, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
NIO	NIO Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
NIQ	Nuveen Intermediate Duration Quality Municipal Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
NISN	NiSun International Enterprise Development Group Co Ltd COM CL A	CommonStock		Equity
NIU	Niu Technologies ADR	AdrCommon		Equity
NIpB	NiSource Inc. Depositary Shares representing 1/1,000th ownership interest in a share of 6.50% Series B Preferred Stock and 1/1,000th ownership interest in a share of Series B-1 Preferred Stock	PreferredStock	Preferred Class	Equity
NJAN	Innovator Growth-100 Power Buffer ETF - January ETF	ExchangeTradedFund		Equity
NJR	New Jersey Resources Corporation Common Stock	CommonStock		Equity
NJUL	Innovator Growth-100 Power Buffer ETF - July ETF	ExchangeTradedFund		Equity
NKE	NIKE, Inc. Class B Common Stock	CommonStock		Equity
NKG	Nuveen Georgia Quality Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NKLA	Nikola Corp COM	CommonStock		Equity
NKSH	National Bankshares Inc COM USD2.5	CommonStock		Equity
NKTR	Nektar Therapeutics COM NPV	CommonStock		Equity
NKTX	Nkarta Inc COM	CommonStock		Equity
NKX	Nuveen California AMT-Free Quality Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NL	NL Industries, Inc. Common Stock	CommonStock		Equity
NLIT	Northern Lights Acquisition Corp COM CL A	CommonStock		Equity
NLITU	Northern Lights Acquisition Corp UNIT	Unit		Equity
NLITW	Northern Lights Acquisition Corp WT EXP 110127	Warrant		Equity
NLOK	NortonLifeLock Inc COM NPV	CommonStock		Equity
NLR	VanEck ETF Trust VanEck Uranium + Nuclear Energy ETF	ExchangeTradedFund		Equity
NLS	Nautilus, Inc. Common Stock	CommonStock		Equity
NLSN	Nielsen Holdings plc Ordinary Shares	CommonStock		Equity
NLSP	NLS Pharmaceutics Ltd COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
NLSPW	NLS Pharmaceutics Ltd WT EXP 092525	Warrant		Equity
NLTX	Neoleukin Therapeutics Inc COM USD0.000001	CommonStock		Equity
NLY	Annaly Capital Management, Inc. Common Stock	CommonStock		Equity
NLYpF	Annaly Capital Management, Inc. 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NLYpG	Annaly Capital Management, Inc. 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NLYpI	Annaly Capital Management, Inc. 6.750% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NM	Navios Maritime Holdings Inc. Common Stock	CommonStock		Equity
NMAI	Nuveen Multi-Asset Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NMCO	Nuveen Municipal Credit Opportunities Fund Common Shares, $0.01 par value	CommonStock		Equity
NMFC	New Mountain Finance Corp COM USD.01	CommonStock		Equity
NMG	Nouveau Monde Graphite Inc. Common Shares	CommonStock		Equity
NMI	Nuveen Municipal Income Fund, Inc. Common Stock	CommonStock		Equity
NMIH	NMI Holdings Inc CL A COM USD.01	CommonStock		Equity
NMKpB	Niagara Mohawk Power Corporation Preferred Stock, 3.60% Series	PreferredStock	Preferred Class	Equity
NMKpC	Niagara Mohawk Power Corporation Preferred Stock, 3.90% Series	PreferredStock	Preferred Class	Equity
NML	Neuberger Berman MLP and Energy Income Fund Inc. Common Stock	CommonStock		Equity
NMM	Navios Maritime Partners L.P. Common Units representing Limited Partner Interests	CommonStock		Equity
NMMC	North Mountain Merger Corp CL A	CommonStock		Equity
NMMCU	North Mountain Merger Corp UNIT	Unit		Equity
NMMCW	North Mountain Merger Corp WT EXP	Warrant		Equity
NMR	Nomura Holdings, Inc. American Depositary Shares (Each representing one share of Common Stock)	AdrCommon		Equity
NMRD	Nemaura Medical Inc COM	CommonStock		Equity
NMRK	Newmark Group Inc Cl A	CommonStock		Equity
NMS	Nuveen Minnesota Quality Municipal Income Fund Common Shares of beneficial interest	CommonStock		Equity
NMT	Nuveen Massachusetts Quality Municipal Income Fund Shares of Beneficial Interest	CommonStock		Equity
NMTC	NeuroOne Medical Technologies Corp COM	CommonStock		Equity
NMTR	9 Meters Biopharma Inc COM USD.0001	CommonStock		Equity
NMZ	Nuveen Municipal High Income Opportunity Fund Common shares of beneficial interest, par value $0.01 per share	CommonStock		Equity
NMpG	Navios Maritime Holdings Inc. American Depositary Shares (each representing 1/100th of one share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock)	AdrPreferred	Preferred Class	Equity
NMpH	Navios Maritime Holdings Inc. American Depositary Shares (each representing 1/100th of one share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock)	AdrPreferred	Preferred Class	Equity
NN	NextNav Inc COM	CommonStock		Equity
NNAVW	NextNav Inc. Warrant	Warrant		Equity
NNBR	NN Inc COM USD.01	CommonStock		Equity
NNDM	Nano Dimension Ltd SPONS ADR	AdrCommon		Equity
NNI	Nelnet, Inc. Class A Common Stock	CommonStock		Equity
NNN	National Retail Properties, Inc. Common Stock	CommonStock		Equity
NNOX	Nano X Imaging Ltd COM USD.001	CommonStock		Equity
NNVC	NanoViricides Inc. Common Stock	CommonStock		Equity
NNY	Nuveen New York Municipal Value Fund Common Stock	CommonStock		Equity
NOA	North American Construction Group Ltd. Common Shares	CommonStock		Equity
NOAC	Natural Order Acquisition Corp COM	CommonStock		Equity
NOACU	Natural Order Acquisition Corp UNIT	Unit		Equity
NOACW	Natural Order Acquisition Corp WT EXP 091525	Warrant		Equity
NOAH	Noah Holdings Limited American Depositary Shares (representing 1/2 Class A Ordinary share)	AdrCommon		Equity
NOBL	ProShares Trust ProShares S&P 500 Dividend Aristocrats ETF ETF	ExchangeTradedFund		Equity
NOC	Northrop Grumman Corporation Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
NOCT	Innovator Growth-100 Power Buffer ETF- October ETF	ExchangeTradedFund		Equity
NODK	NI Holdings Inc COM	CommonStock		Equity
NOG	Northern Oil & Gas Inc Common Stock	CommonStock		Equity
NOK	Nokia Corporation American Depositary Shares (each representing one Share, 0.06 euro par value)	AdrCommon		Equity
NOM	Nuveen Missouri Quality Municipal Income Fund Common shares of beneficial interest, par value $0.01 per share	CommonStock		Equity
NOMD	Nomad Foods Limited Ordinary shares, no par value	CommonStock		Equity
NORW	Global X Funds Global X MSCI Norway ETF	ExchangeTradedFund		Equity
NOTV	Inotiv Inc COM NPV	CommonStock		Equity
NOV	NOV Inc. Common Stock	CommonStock		Equity
NOVA	Sunnova Energy International Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
NOVN	Novan Inc COM USD.0001	CommonStock		Equity
NOVT	Novanta Inc COM NPV	CommonStock		Equity
NOVV	Nova Vision Acquisition Corp COM	CommonStock		Equity
NOVVR	Nova Vision Acquisition Corp. Rights	Right		Equity
NOVVU	Nova Vision Acquisition Corp UNITS	Unit		Equity
NOVVW	Nova Vision Acquisition Corp WT EXP 123128	Warrant		Equity
NOVZ	TrueShares Structured Outcome (November) ETF ETF	ExchangeTradedFund		Equity
NOW	ServiceNow, Inc. Common Stock	CommonStock		Equity
NP	Neenah, Inc. Common Stock	CommonStock		Equity
NPAB	New Providence Acquisition Corp II CL A COM	CommonStock		Equity
NPABU	New Providence Acquisition Corp II UNIT	Unit		Equity
NPABW	New Providence Acquisition Corp II WT EXP 110928	Warrant		Equity
NPCE	Neuropace Inc COM	CommonStock		Equity
NPCT	Nuveen Core Plus Impact Fund Common Shares of Beneficial Interest	CommonStock		Equity
NPFD	Nuveen Variable Rate Preferred & Income Fund Common Shares	CommonStock		Equity
NPK	National Presto Industries, Inc. Common Stock	CommonStock		Equity
NPO	EnPro Industries, Inc. Common Stock	CommonStock		Equity
NPTN	NeoPhotonics Corporation Common Stock	CommonStock		Equity
NPV	Nuveen Virginia Quality Municipal Income Fund Shares of Beneficial Interest	CommonStock		Equity
NQP	Nuveen Pennsylvania Quality Municipal Income Fund Common Shares	CommonStock		Equity
NR	Newpark Resources, Inc. Common Stock	CommonStock		Equity
NRAC	Noble Rock Acquisition Corp COM CL A	CommonStock		Equity
NRACU	Noble Rock Acquisition Corp UNITS	Unit		Equity
NRACW	Noble Rock Acquisition Corp WT EXP 013128	Warrant		Equity
NRBO	NeuroBo Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
NRC	National Research Corp COM USD.001	CommonStock		Equity
NRDS	NerdWallet Inc COM CL A USD0.0001	CommonStock		Equity
NRDY	Nerdy Inc. Class A Common Stock	CommonStock		Equity
NRDY.WS	Nerdy Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NREF	NexPoint Real Estate Finance, Inc. Common Stock	CommonStock		Equity
NREFpA	NexPoint Real Estate Finance, Inc. 8.50% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NRG	NRG Energy, Inc. Common Stock	CommonStock		Equity
NRGD	Bank of Montreal MicroSectors U.S. Big Oil Index -3X Inverse Leveraged ETNs due March 25, 2039	ExchangeTradedNote		Equity
NRGU	Bank of Montreal MicroSectors U.S. Big Oil Index 3X Leveraged ETNs due March 25, 2039	ExchangeTradedNote		Equity
NRGV	Energy Vault Holdings, Inc. Common Stock	CommonStock		Equity
NRGV.WS	Energy Vault Holdings, Inc. Redeemable warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NRGX	PIMCO Energy and Tactical Credit Opportunities Fund Common Shares of Beneficial Interest With Par Value of $0.00001	CommonStock		Equity
NRIM	Northrim BanCorp Inc COM USD1	CommonStock		Equity
NRIX	Nurix Therapeutics Inc COM	CommonStock		Equity
NRK	Nuveen New York AMT-Free Quality Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
NRO	Neuberger Berman Real Estate Securities Income Fund Inc Common Stock	CommonStock		Equity
NRP	Natural Resource Partners L.P. Common Units	CommonStock		Equity
NRSN	NeuroSense Therapeutics Ltd ORD SHS	CommonStock		Equity
NRSNW	NeuroSense Therapeutics Ltd WRTTS	Warrant		Equity
NRT	North European Oil Royalty Trust Units of Beneficial Interest	Unit		Equity
NRUC	National Rural Utilities Cooperative Finance Corporation 5.500% Subordinated Notes due 2064 (Subordinated Deferrable Interest Notes)	StructuredProduct		Equity
NRXP	NRX Pharmaceuticals Inc COM	CommonStock		Equity
NRXPW	NRX Pharmaceuticals Inc WT EXP 052426	Warrant		Equity
NRZ	New Residential Investment Corp. Common Stock, $0.01 par value per share	CommonStock		Equity
NRZpA	New Residential Investment Corp. 7.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NRZpB	New Residential Investment Corp. 7.125% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NRZpC	New Residential Investment Corp. 6.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NRZpD	New Residential Investment Corp. 7.00% Fixed-Rate Reset Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NS	NuStar Energy L.P. Common Units, representing limited partner interests	CommonStock		Equity
NSA	National Storage Affiliates Trust Common Shares of Beneficial Interest	CommonStock		Equity
NSApA	National Storage Affiliates Trust 6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
NSC	Norfolk Southern Corporation Common Stock	CommonStock		Equity
NSCS	NuShares ETF Trust Nuveen Small Cap Select ETF	ExchangeTradedFund		Equity
NSEC	National Security Group Inc COM NPV	CommonStock		Equity
NSIT	Insight Enterprises Inc COM NPV	CommonStock		Equity
NSL	Nuveen Senior Income Fund Shares of Beneficial Interest	CommonStock		Equity
NSP	Insperity, Inc. Common Stock	CommonStock		Equity
NSPI	ETF Series Solutions Nationwide S&P 500 Risk Managed Income ETF	ExchangeTradedFund		Equity
NSPR	InspireMD Ltd COM USD0.0001	CommonStock		Equity
NSR	Nomad Royalty Company Ltd. Common Shares	CommonStock		Equity
NSS	NuStar Energy L.P. 7.625% Fixed- to- Floating Rate Subordinated Notes due 2043	StructuredProduct		Equity
NSSC	NAPCO Security Technologies Inc COM USD.01	CommonStock		Equity
NSTB	Northern Star Investment Corp. II Class A Common stock	CommonStock		Equity
NSTB.U	Northern Star Investment Corp. II Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
NSTB.WS	Northern Star Investment Corp. II Redeemable warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NSTC	Northern Star Investment Corp. III Class A Common Stock	CommonStock		Equity
NSTC.U	Northern Star Investment Corp. III Units, each consisting of one share of Class A common stock and one-sixth of one redeemable warrant	Unit	Units	Equity
NSTC.WS	Northern Star Investment Corp. III Redeemable Warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NSTD	Northern Star Investment Corp. IV Class A Common Stock	CommonStock		Equity
NSTD.U	Northern Star Investment Corp. IV Units, each consisting of one share of Class A common stock and one-sixth of one redeemable warrant	Unit	Units	Equity
NSTD.WS	Northern Star Investment Corp. IV Redeemable Warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NSTG	NanoString Technologies Inc COM USD0.0001	CommonStock		Equity
NSTS	NSTS Bancorp Inc COM USD0.01	CommonStock		Equity
NSYS	Nortech Systems Inc COM USD.05	CommonStock		Equity
NSpA	NuStar Energy L.P. 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
NSpB	NuStar Energy L.P. 7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
NSpC	NuStar Energy L.P. 9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests	PreferredStock	Preferred Class	Equity
NTAP	NetApp Inc COM NPV	CommonStock		Equity
NTB	The Bank of N.T. Butterfield & Son Limited Common shares, BM$0.01 par value	CommonStock		Equity
NTCO	Natura &Co Holding S.A. American Depositary Shares (each representing two Common shares)	AdrCommon		Equity
NTCT	NetScout Systems Inc COM USD.001	CommonStock		Equity
NTES	Netease Inc SPONSORED ADR	AdrCommon		Equity
NTG	Tortoise Midstream Energy Fund, Inc Common Stock	CommonStock		Equity
NTGR	NETGEAR Inc COM USD.001	CommonStock		Equity
NTIC	Northern Technologies International Corp COM USD.02	CommonStock		Equity
NTIP	Network-1 Technologies Inc. Common Stock $.01 par value	CommonStock		Equity
NTKI	ETF Series Solutions Nationwide Russell 2000 Risk Managed Income ETF	ExchangeTradedFund		Equity
NTLA	Intellia Therapeutics Inc COM USD0.0001	CommonStock		Equity
NTNX	Nutanix Inc CL A COM USD0.000025	CommonStock		Equity
NTP	Nam Tai Property Inc. Common Stock	CommonStock		Equity
NTR	Nutrien Ltd. Common Shares	CommonStock		Equity
NTRA	Natera Inc COM USD0.0001	CommonStock		Equity
NTRB	Nutriband Inc COM	CommonStock		Equity
NTRBW	Nutriband Inc WT EXP 093026	Warrant		Equity
NTRS	Northern Trust Corp COM USD3.17	CommonStock		Equity
NTRSO	Northern Trust Corp DP RP PFD E	PreferredStock		Equity
NTSE	WisdomTree Trust WisdomTree Emerging Markets Efficient Core Fund	ExchangeTradedFund		Equity
NTSI	WisdomTree Trust WisdomTree International Efficient Core Fund	ExchangeTradedFund		Equity
NTST	NETSTREIT Corp. Common Stock	CommonStock		Equity
NTSX	WisdomTree Trust WisdomTree U.S. Efficient Core Fund	ExchangeTradedFund		Equity
NTUS	Natus Medical Inc COM USD.001	CommonStock		Equity
NTWK	NetSol Technologies Inc COM USD.001	CommonStock		Equity
NTZ	Natuzzi S.p.A. American Depositary Shares (each representing five Ordinary Shares)	AdrCommon		Equity
NTZO	Impact Shares Trust I Impact Shares MSCI Global Climate Select ETF	ExchangeTradedFund		Equity
NU	Nu Holdings Ltd. Class A Ordinary Shares	CommonStock		Equity
NUAG	NuShares ETF Trust Nuveen Enhanced Yield U.S. Aggregate Bond ETF	ExchangeTradedFund		Equity
NUBD	NuShares ETF Trust Nuveen ESG U.S. Aggregate Bond ETF	ExchangeTradedFund		Equity
NUBI	Nubia Brand International Corp CL A COM USD0.0001	CommonStock		Equity
NUBIU	Nubia Brand International Corp UNITS	Unit		Equity
NUBIW	Nubia Brand International Corp WT EXP 111626	Warrant		Equity
NUDM	Nuveen ESG International Developed Markets Equity ETF ETF	ExchangeTradedFund		Equity
NUDV	Nuveen ESG Dividend ETF ETF	ExchangeTradedFund		Equity
NUE	Nucor Corporation Common Stock	CommonStock		Equity
NUEM	Nuveen ESG Emerging Markets Equity ETF ETF	ExchangeTradedFund		Equity
NUGO	NuShares ETF Trust Nuveen Growth Opportunities ETF	ExchangeTradedFund		Equity
NUGT	Direxion Shares ETF Trust Direxion Daily Gold Miners Index Bull 2X Shares	ExchangeTradedFund		Equity
NUHY	NuShares ETF Trust Nuveen ESG High Yield Corporate Bond ETF	ExchangeTradedFund		Equity
NULC	Nushares ETF Trust - Nuveen ESG Large Cap ETF ETF	ExchangeTradedFund		Equity
NULG	Nuveen ESG Large-Cap Growth ETF ETF	ExchangeTradedFund		Equity
NULV	Nuveen ESG Large-Cap Value ETF ETF	ExchangeTradedFund		Equity
NUMG	Nuveen ESG Mid-Cap Growth ETF ETF	ExchangeTradedFund		Equity
NUMV	Nuveen ESG Mid-Cap Value ETF ETF	ExchangeTradedFund		Equity
NUO	Nuveen Ohio Quality Municipal Income Fund Common Stock	CommonStock		Equity
NURE	Nuveen Short-Term REIT ETF ETF	ExchangeTradedFund		Equity
NURO	NeuroMetrix Inc COM USD.0001	CommonStock		Equity
NUS	Nu Skin Enterprises, Inc. Class A Common Stock	CommonStock		Equity
NUSA	NuShares ETF Trust Nuveen Enhanced Yield 1-5 Year U.S. Aggregate Bond ETF	ExchangeTradedFund		Equity
NUSC	Nuveen ESG Small-Cap ETF ETF	ExchangeTradedFund		Equity
NUSI	ETF Series Solutions Nationwide Nasdaq-100 Risk-Managed Income ETF	ExchangeTradedFund		Equity
NUTX	Nutex Health Inc COM	CommonStock		Equity
NUV	Nuveen Municipal Value Fund, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
NUVA	NuVasive Inc COM USD.001	CommonStock		Equity
NUVB	Nuvation Bio Inc. Class A Common Stock	CommonStock		Equity
NUVB.WS	Nuvation Bio Inc. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
NUVL	Nuvalent Inc COM USD0.0001	CommonStock		Equity
NUW	Nuveen AMT-Free Municipal Value Fund Common Shares of Beneficial Interest	CommonStock		Equity
NUWE	Nuwellis Inc COM USD.0001	CommonStock		Equity
NUZE	Nuzee Inc COM	CommonStock		Equity
NVAC	NorthView Acquisition Corp COM USD0.0001	CommonStock		Equity
NVACR	NorthView Acquisition Corporation Rights	Right		Equity
NVACW	NorthView Acquisition Corp WT EXP 080227	Warrant		Equity
NVAX	Novavax Inc COM USD.01	CommonStock		Equity
NVCN	Neovasc Inc COM	CommonStock		Equity
NVCR	NovoCure Ltd ORD NPV	CommonStock		Equity
NVCT	Nuvectis Pharma Inc COM USD0.00001	CommonStock		Equity
NVDA	NVIDIA Corporation COM USD.001	CommonStock		Equity
NVEC	NVE Corp COM USD.01	CommonStock		Equity
NVEE	NV5 Global Inc COM USD.01	CommonStock		Equity
NVEI	Nuvei Corp SUB VTG SHS	Unknown		Equity
NVFY	Nova Lifestyle Inc COM USD0.01	CommonStock		Equity
NVG	Nuveen AMT-Free Municipal Credit Income Fund Common shares of beneficial interest, par value $0.01 per share	CommonStock		Equity
NVGS	Navigator Holdings Ltd. Common Stock	CommonStock		Equity
NVIV	InVivo Therapeutics Holdings Corp COM USD.00001	CommonStock		Equity
NVMI	Nova Ltd ORD	CommonStock		Equity
NVNO	enVVeno Medical Corporation COM USD.00001	CommonStock		Equity
NVNOW	enVVeno Medical Corporation WT EXP 05302023	Warrant		Equity
NVO	Novo-Nordisk A/S American Depositary Shares (Representing one Ordinary B Share)	AdrCommon		Equity
NVOS	Novo Integrated Sciences Inc COM	CommonStock		Equity
NVQ	Exchange Listed Funds Trust QRAFT AI-Enhanced US Next Value ETF	ExchangeTradedFund		Equity
NVR	NVR, Inc. Common Stock	CommonStock		Equity
NVRO	Nevro Corp. Common Stock, $0.001 par value per share	CommonStock		Equity
NVS	Novartis AG American Depositary Shares (each representing one Ordinary Share)	AdrCommon		Equity
NVSA	New Vista Acquisition Corp COM CL A	CommonStock		Equity
NVSAU	New Vista Acquisition Corp UNITS	Unit		Equity
NVSAW	New Vista Acquisition Corp WT EXP 020126	Warrant		Equity
NVST	Envista Holdings Corporation Common Stock	CommonStock		Equity
NVT	nVent Electric plc Ordinary Shares, nominal value $0.01	CommonStock		Equity
NVTA	Invitae Corporation Common Stock	CommonStock		Equity
NVTS	Navitas Semiconductor Corp COM	CommonStock		Equity
NVVE	Nuvve Holding Corp COM	CommonStock		Equity
NVVEW	Nuvve Holding Corp WT EXP 031926	Warrant		Equity
NVX	Novonix Ltd ADS	AdrCommon		Equity
NWBI	Northwest Bancshares Inc COM USD.1	CommonStock		Equity
NWE	NorthWestern Corp COM NEW	CommonStock		Equity
NWFL	Norwood Financial Corp. COM USD.1	CommonStock		Equity
NWG	NatWest Group plc American Depositary Shares, (Each representing 2 ordinary shares)	AdrCommon		Equity
NWL	Newell Brands Inc COM USD1	CommonStock		Equity
NWLG	NuShares ETF Trust Nuveen Winslow Large-Cap Growth ESG ETF	ExchangeTradedFund		Equity
NWLI	National Western Life Group Inc CL A COM USD0.01	CommonStock		Equity
NWN	Northwest Natural Holding Company Common Stock	CommonStock		Equity
NWPX	Northwest Pipe Co COM USD.01	CommonStock		Equity
NWS	News Corp CL B COM USD0.01	CommonStock		Equity
NWSA	News Corp CL A COM USD0.01	CommonStock		Equity
NX	Quanex Building Products Corporation Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
NXC	Nuveen California Select Tax-Free Income Portfolio Shares of Beneficial Interest	CommonStock		Equity
NXDT	NexPoint Diversified Real Estate Trust Common Stock	CommonStock		Equity
NXDTpA	NexPoint Diversified Real Estate Trust 5.50% Series A Cumulative Preferred Shares ($25.00 liquidation preference per share)	PreferredStock	Preferred Class	Equity
NXE	NexGen Energy Ltd. Common Shares	CommonStock		Equity
NXGL	NEXGEL Inc COM	CommonStock		Equity
NXGLW	NexGel, Inc Warrant	Warrant		Equity
NXGN	NextGen Healthcare Inc COM USD.01	CommonStock		Equity
NXJ	Nuveen New Jersey Quality Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NXN	Nuveen New York Select Tax-Free Income Portfolio Shares of Beneficial Interest	CommonStock		Equity
NXP	Nuveen Select Tax-Free Income Portfolio Shares of Beneficial Interest	CommonStock		Equity
NXPI	NXP Semiconductors NV COM EUR.01	CommonStock		Equity
NXPL	NextPlat Corp CL A	CommonStock		Equity
NXPLW	NextPlat Corp WT EXP 042926	Warrant		Equity
NXRT	NexPoint Residential Trust, Inc. Common Stock	CommonStock		Equity
NXST	Nexstar Media Group Inc. CL A COM USD.01	CommonStock		Equity
NXTC	NextCure Inc COM	CommonStock		Equity
NXTG	First Trust Indxx NextG ETF ETF	ExchangeTradedFund		Equity
NXTP	NextPlay Technologies Inc COM	CommonStock		Equity
NYC	New York City REIT, Inc. Class A Common Stock	CommonStock		Equity
NYCB	New York Community Bancorp, Inc. Common Stock	CommonStock		Equity
NYCBpA	New York Community Bancorp, Inc. Depositary shares, each representing a 1/40th interest in a share of Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
NYCBpU	New York Community Bancorp, Inc. Bifurcated Option Note Unit Securities (BONUSES)	StructuredProduct	Preferred Class	Equity
NYF	iShares Trust iShares New York Muni Bond ETF	ExchangeTradedFund		Equity
NYMT	New York Mortgage Trust Inc COM USD.01	CommonStock		Equity
NYMTL	New York Mortgage Trust Inc PFD SER F	Unknown		Equity
NYMTM	New York Mortgage Trust Inc 7.875 PFD CL E	PreferredStock		Equity
NYMTN	New York Mortgage Trust Inc PFD 8 SER D	PreferredStock		Equity
NYMTZ	New York Mortgage Trust Inc PFD SER 7.5%	Unknown		Equity
NYMX	Nymox Pharmaceutical Corp COM NPV	CommonStock		Equity
NYT	The New York Times Company Class A Common Stock	CommonStock		Equity
NYXH	Nyxoah S A ORD SHS	CommonStock		Equity
NZAC	SPDR MSCI ACWI Climate Paris Aligned ETF ETF	ExchangeTradedFund		Equity
NZF	Nuveen Municipal Credit Income Fund Common shares of beneficial interest, par value $0.01 per share	CommonStock		Equity
NZRO	Strategy Shares Halt Climate Change ETF ETF	ExchangeTradedFund		Equity
NZUS	SPDR MSCI USA Climate Paris Aligned ETF ETF	ExchangeTradedFund		Equity
O	Realty Income Corporation Common Stock	CommonStock		Equity
OACP	Unified Series Trust OneAscent Core Plus Bond ETF	ExchangeTradedFund		Equity
OAIE	Series Portfolios Trust Optimize AI Smart Sentiment Event-Driven ETF	ExchangeTradedFund		Equity
OAKpA	Oaktree Capital Group, LLC 6.625% Series A Preferred Units	PreferredStock	Preferred Class	Equity
OAKpB	Oaktree Capital Group, LLC 6.550% Series B Preferred Units	PreferredStock	Preferred Class	Equity
OALC	Unified Series Trust OneAscent Large Cap Core ETF	ExchangeTradedFund		Equity
OAS	Oasis Petroleum Inc COM	CommonStock		Equity
OB	Outbrain Inc COM USD0.001	CommonStock		Equity
OBCI	Ocean Bio-Chem Inc COM USD.01	CommonStock		Equity
OBE	Obsidian Energy Ltd. Common Shares	CommonStock		Equity
OBLG	Oblong Inc COM	CommonStock		Equity
OBND	SPDR Loomis Sayles Opportunistic Bond ETF ETF	ExchangeTradedFund		Equity
OBNK	Origin Bancorp Inc COM	CommonStock		Equity
OBOR	KraneShares Trust KraneShares MSCI One Belt One Road Index ETF	ExchangeTradedFund		Equity
OBSV	ObsEva SA COM USD.0769	CommonStock		Equity
OBT	Orange County Bancorp Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
OC	Owens Corning Common Stock	CommonStock		Equity
OCAX	OCA Acquisition Corp COM CL A	CommonStock		Equity
OCAXU	OCA Acquisition Corp UNIT	Unit		Equity
OCAXW	OCA Acquisition Corp WT EXP 013128	Warrant		Equity
OCC	Optical Cable Corp COM NPV	CommonStock		Equity
OCCI	OFS Credit Co Inc ORD	CommonStock		Equity
OCCIN	OFS Credit Company Inc 5.25 Series E Term Preferred Stock Due 2026 ETN	Unknown		Equity
OCCIO	OFS Credit Co Inc 6.125 Series C Term Preferred Stock STRUCT PROD	PreferredStock		Equity
OCEN	IndexIQ ETF Trust IQ Clean Oceans ETF	ExchangeTradedFund		Equity
OCFC	OceanFirst Financial Corp. COM USD.01	CommonStock		Equity
OCFCP	OceanFirst Financial Corp. 7% DP SHS PFD A	AdrCommon		Equity
OCFT	OneConnect Financial Technology Co., Ltd. American Depositary Shares, each representing three ordinary shares	AdrCommon		Equity
OCG	Oriental Culture Holding LTD COM	CommonStock		Equity
OCGN	Ocugen Inc COM	CommonStock		Equity
OCIO	ETF Series Solutions ClearShares OCIO ETF	ExchangeTradedFund		Equity
OCN	Ocwen Financial Corporation Common Stock	CommonStock		Equity
OCSL	Oaktree Specialty Lending Corp COM USD.01	CommonStock		Equity
OCTZ	TrueShares Structured Outcome ETF ETF	ExchangeTradedFund		Equity
OCUL	Ocular Therapeutix Inc COM USD0.0001	CommonStock		Equity
OCUP	Ocuphire Pharma Inc COM	CommonStock		Equity
OCX	OncoCyte Corp COM NPV	CommonStock		Equity
ODC	Oil-Dri Corporation of America Common Stock	CommonStock		Equity
ODDS	Pacer BlueStar Digital Entertainment ETF ETF	ExchangeTradedFund		Equity
ODFL	Old Dominion Freight Line Inc COM USD.1	CommonStock		Equity
ODP	The ODP Corporation COM USD.01	CommonStock		Equity
ODV	Osisko Development Corp. Common Shares	CommonStock		Equity
OEC	Orion Engineered Carbons S.A. Common Shares	CommonStock		Equity
OEF	iShares Trust iShares S&P 100 ETF	ExchangeTradedFund		Equity
OEG	Orbital Energy Group Inc COM	CommonStock		Equity
OEPW	One Equity Partners Open Water I Corp COM CL A	CommonStock		Equity
OEPWU	One Equity Partners Open Water I Corp UNITS	Unit		Equity
OEPWW	One Equity Partners Open Water I Corp WT EXP 011426	Warrant		Equity
OESX	Orion Energy Systems Inc COM NPV	CommonStock		Equity
OEUR	OShares Europe Quality Dividend ETF	ExchangeTradedFund		Equity
OFC	Corporate Office Properties Trust Common Shares of Beneficial Interest	CommonStock		Equity
OFED	Oconee Federal Financial Corp COM USD.01	CommonStock		Equity
OFG	OFG Bancorp Common Stock	CommonStock		Equity
OFIX	Orthofix Medical Inc COM USD.1	CommonStock		Equity
OFLX	Omega Flex Inc COM USD.01	CommonStock		Equity
OFS	OFS Capital Corporation COM USD0.01	CommonStock		Equity
OFSSH	OFS Capital Corporation 4.95 Notes due 2028 ETN	Unknown		Equity
OG	Onion Global Limited American Depositary Shares (each ten (10) ADSs representing one (1) Class A Ordinary Share)	AdrCommon		Equity
OGCP	Empire State Realty OP, L.P. Series 60 Operating Partnership Units Representing Limited Partnership Interests	CommonStock		Equity
OGE	OGE Energy Corp. Common Stock	CommonStock		Equity
OGEN	Oragenics Inc Common Stock	CommonStock		Equity
OGI	OrganiGram Holdings Inc COM NPV	CommonStock		Equity
OGIG	OSI ETF Trust - O'Shares Global Internet Giants ETF ETF	ExchangeTradedFund		Equity
OGN	Organon & Co. Common Stock	CommonStock		Equity
OGS	ONE Gas, Inc. Common Stock,	CommonStock		Equity
OHAA	OPY Acquisition Corp I COM CL A USD0.0001	CommonStock		Equity
OHAAU	OPY Acquisition Corp I UNITS	Unit		Equity
OHAAW	OPY Acquisition Corp I WT EXP 092226	Warrant		Equity
OHI	Omega Healthcare Investors, Inc. Common Stock	CommonStock		Equity
OHPA	Orion Acquisition Corp COM CL A	CommonStock		Equity
OHPAU	Orion Acquisition Corp UNITS	Unit		Equity
OHPAW	Orion Acquisition Corp Wrrt	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
OI	O-I Glass, Inc. Common Stock	CommonStock		Equity
OIA	Invesco Municipal Income Opportunities Trust Shares of Beneficial Interest	CommonStock		Equity
OIH	VanEck ETF Trust VanEck Oil Services ETF	ExchangeTradedFund		Equity
OII	Oceaneering International, Inc. Common Stock	CommonStock		Equity
OIIM	O2Micro International Ltd ADR	AdrCommon		Equity
OIL	Barclays Bank PLC iPath Pure Beta Crude Oil ETN	ExchangeTradedNote		Equity
OILD	Bank of Montreal MicroSectors Oil & Gas Exp. & Prod. -3x Inverse Leveraged ETNs due June 28, 2041	ExchangeTradedNote		Equity
OILK	ProShares K-1 Free Crude Oil Strategy ETF ETF	ExchangeTradedFund		Equity
OILU	Bank of Montreal MicroSectors Oil & Gas Exp. & Prod. 3x Leveraged ETNs due June 28, 2041	ExchangeTradedNote		Equity
OIS	Oil States International, Inc. Common Stock	CommonStock		Equity
OKE	ONEOK, Inc. Common Stock	CommonStock		Equity
OKTA	OKTA INC CL A COM USD0.0001	CommonStock		Equity
OKYO	OKYO Pharma Limited ADS	AdrCommon		Equity
OLB	OLB Group Inc (The) COM	CommonStock		Equity
OLED	Universal Display Corp COM USD.01	CommonStock		Equity
OLIT	OmniLit Acquisition Corp CL A COM	CommonStock		Equity
OLITU	OmniLit Acquisition Corp UNITS	Unit		Equity
OLITW	OmniLit Acquisition Corp WRRTS	Warrant		Equity
OLK	Olink Holding AB ADR	AdrCommon		Equity
OLLI	Ollie's Bargain Outlet Holdings Inc COM USD.001	CommonStock		Equity
OLMA	Olema Pharmaceuticals Inc COM	CommonStock		Equity
OLN	Olin Corporation Common Stock	CommonStock		Equity
OLO	Olo Inc. Class A Common Stock	CommonStock		Equity
OLP	One Liberty Properties, Inc. Common Stock	CommonStock		Equity
OLPX	Olaplex Holdings Inc COM USD0.001	CommonStock		Equity
OM	Outset Medical Inc COM USD.001	CommonStock		Equity
OMAB	Grupo Aeroportuario del Centro Norte SAB de CV ADR NPV	AdrCommon		Equity
OMC	Omnicom Group Inc. Common Stock	CommonStock		Equity
OMCL	Omnicell Inc COM NPV	CommonStock		Equity
OMEG	Omega Alpha Spac CL A	CommonStock		Equity
OMER	Omeros Corp COM USD.01	CommonStock		Equity
OMEX	Odyssey Marine Exploration Inc. COM USD.0001	CommonStock		Equity
OMF	OneMain Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
OMFL	Invesco Russell 1000 Dynamic Multifactor ETF ETF	ExchangeTradedFund		Equity
OMFS	Invesco Russell 2000 Dynamic Multifactor ETF ETF	ExchangeTradedFund		Equity
OMGA	Omega Therapeutics Inc COM USD0.001	CommonStock		Equity
OMI	Owens & Minor, Inc. Common Stock	CommonStock		Equity
OMIC	Singular Genomics Systems Inc COM USD.0001	CommonStock		Equity
OMQS	OMNIQ Corp COM USD.001	CommonStock		Equity
ON	ON Semiconductor Corp COM USD.01	CommonStock		Equity
ONB	Old National Bancorp COM NPV	CommonStock		Equity
ONBPO	Old National Bancorp 7 DP SH PF C	Unknown		Equity
ONBPP	Old National Bancorp DP 1/40 NC PPF A	PreferredStock		Equity
ONCR	Oncorus Inc COM	CommonStock		Equity
ONCS	OncoSec Medical Inc COM	CommonStock		Equity
ONCT	Oncternal Therapeutics Inc COM	CommonStock		Equity
ONCY	Oncolytics Biotech Inc COM NPV	CommonStock		Equity
OND	ProShares Trust ProShares On-Demand ETF	ExchangeTradedFund		Equity
ONDS	Ondas Holdings Inc COM	CommonStock		Equity
ONEM	1Life Healthcare Inc COM	CommonStock		Equity
ONEO	SPDR Series Trust SPDR Russell 1000 Momentum Focus ETF	ExchangeTradedFund		Equity
ONEQ	Fidelity Nasdaq Composite Index ETF ETF	ExchangeTradedFund		Equity
ONEV	SPDR Series Trust SPDR Russell 1000 Low Volatility Focus ETF	ExchangeTradedFund		Equity
ONEW	OneWater Marine Inc COM CL A	CommonStock		Equity
ONEY	SPDR Series Trust SPDR Russell 1000 Yield Focus ETF	ExchangeTradedFund		Equity
ONG	Direxion Shares ETF Trust Direxion Daily Oil Services Bull 2X Shares	ExchangeTradedFund		Equity
ONL	Orion Office REIT Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
ONLN	ProShares Trust ProShares Online Retail ETF	ExchangeTradedFund		Equity
ONOF	Global X Funds Global X Adaptive U.S. Risk Management ETF	ExchangeTradedFund		Equity
ONON	On Holding AG Class A Ordinary Shares	CommonStock		Equity
ONTF	ON24, Inc. Common Stock	CommonStock		Equity
ONTO	Onto Innovation Inc. Common Stock	CommonStock		Equity
ONTX	Onconova Therapeutics Inc COM USD.01	CommonStock		Equity
ONVO	Organovo Holdings Inc COM	CommonStock		Equity
ONYX	Onyx Acquisition Co I COM CL A	CommonStock		Equity
ONYXU	Onyx Acquisition Co I UNITS	Unit		Equity
ONYXW	Onyx Acquisition Co I WT EXP 113028	Warrant		Equity
OOMA	Ooma, Inc. Common Stock	CommonStock		Equity
OOTO	Direxion Shares ETF Trust Direxion Daily Travel & Vacation Bull 2X Shares	ExchangeTradedFund		Equity
OP	OceanPal Inc COM	CommonStock		Equity
OPA	Magnum Opus Acquisition Limited Class A Ordinary Shares	CommonStock		Equity
OPA.U	Magnum Opus Acquisition Limited Units, each consisting of one Class A ordinary share and one-half redeemable warrant	Unit	Units	Equity
OPA.WS	Magnum Opus Acquisition Limited Redeemable Warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
OPAD	Offerpad Solutions Inc. Class A Common Stock	CommonStock		Equity
OPAD.WS	Offerpad Solutions Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
OPBK	OP Bancorp COM	CommonStock		Equity
OPCH	Option Care Health Inc COM	CommonStock		Equity
OPEN	Opendoor Technologies Inc COM	CommonStock		Equity
OPER	ETF Series Solutions ClearShares Ultra-Short Maturity ETF	ExchangeTradedFund		Equity
OPFI	OppFi Inc. Class A Common Stock	CommonStock		Equity
OPFI.WS	OppFi Inc. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
OPGN	OpGen Inc COM USD.01	CommonStock		Equity
OPHC	OptimumBank Holdings Inc COM	CommonStock		Equity
OPI	Office Properties Income Trust COM USD.01 SBI	CommonStock		Equity
OPINL	Office Properties Income Trust 6.375% Senior Notes due 2050	Unknown		Equity
OPK	Opko Health Inc COM USD.01	CommonStock		Equity
OPNT	Opiant Pharmaceuticals Inc COM	CommonStock		Equity
OPOF	Old Point Financial Corp COM USD5.0	CommonStock		Equity
OPP	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. Common Stock	CommonStock		Equity
OPPX	Exchange Listed Funds Trust Corbett Road Tactical Opportunity ETF	ExchangeTradedFund		Equity
OPPpA	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. 4.375% Series A Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
OPPpB	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. 4.75% Series B Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
OPRA	Opera Ltd ADR	AdrCommon		Equity
OPRT	Oportun Financial Corp COM USD0.0001	CommonStock		Equity
OPRX	OptimizeRX Corp COM	CommonStock		Equity
OPT	Opthea Ltd SPONSORED ADR	AdrCommon		Equity
OPTN	Optinose Inc COM USD0.001	CommonStock		Equity
OPTT	Ocean Power Technologies Inc. Common Stock	CommonStock		Equity
OPY	Oppenheimer Holdings Inc. Class A Non-Voting Shares	CommonStock		Equity
OR	Osisko Gold Royalties Ltd Common Shares	CommonStock		Equity
ORA	Ormat Technologies, Inc. Common Shares	CommonStock		Equity
ORAN	Orange American Depositary Shares (Each representing one Ordinary Share)	AdrCommon		Equity
ORC	Orchid Island Capital, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
ORCC	Owl Rock Capital Corporation Common Stock, $0.01 par value per share	CommonStock		Equity
ORCL	Oracle Corporation Common Stock, $0.01 par value	CommonStock		Equity
ORFN	Tidal ETF Trust Constrained Capital ESG Orphans ETF	ExchangeTradedFund		Equity
ORGN	Origin Materials Inc COM	CommonStock		Equity
ORGNW	Origin Materials Inc WT EXP 062426	Warrant		Equity
ORGO	Organogenesis Holdings Inc COM	CommonStock		Equity
ORGS	Orgenesis Inc COM USD0.0001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
ORI	Old Republic International Corporation Common Stock	CommonStock		Equity
ORIA	Orion Biotech Opportunities Corp CL A ORD SHS	CommonStock		Equity
ORIAU	Orion Biotech Opportunities Corp UNITS	Unit		Equity
ORIAW	Orion Biotech Opportunities Corp WT EXP 041525	Warrant		Equity
ORIC	ORIC Pharmaceuticals Inc COM	CommonStock		Equity
ORLA	Orla Mining Ltd. Common Shares	CommonStock		Equity
ORLY	O'Reilly Automotive Inc COM USD.01	CommonStock		Equity
ORMP	Oramed Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ORN	Orion Group Holdings, Inc. Common Stock	CommonStock		Equity
ORRF	Orrstown Financial Services Inc COM USD1.25	CommonStock		Equity
ORTX	Orchard Therapeutics plc ADR	AdrCommon		Equity
OSBC	Old Second Bancorp Inc COM NPV	CommonStock		Equity
OSCR	Oscar Health, Inc. Class A Common Stock	CommonStock		Equity
OSCV	ETF Series Solutions - Opus Small Cap Value Plus ETF	ExchangeTradedFund		Equity
OSG	Overseas Shipholding Group, Inc. Class A common stock	CommonStock		Equity
OSH	Oak Street Health, Inc. Common Stock	CommonStock		Equity
OSI	Osiris Acquisition Corp. Class A Common Stock	CommonStock		Equity
OSI.U	Osiris Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-half of one redeemable warrant	Unit	Units	Equity
OSI.WS	Osiris Acquisition Corp. Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
OSIS	OSI Systems Inc COM NPV	CommonStock		Equity
OSK	Oshkosh Corporation Common Stock	CommonStock		Equity
OSPN	OneSpan Inc COM USD.001	CommonStock		Equity
OSS	One Stop Systems Inc COM	CommonStock		Equity
OST	Ostin Technology Group Co Ltd ORD SHS	CommonStock		Equity
OSTK	OVERSTOCK COM INC COM NPV	CommonStock		Equity
OSTR	Oyster Enterprises Acquisition Corp COM CL A	CommonStock		Equity
OSTRU	Oyster Enterprises Acquisition Corp UNIT	Unit		Equity
OSTRW	Oyster Enterprises Acquisition Corp WT EXP 012026	Warrant		Equity
OSUR	OraSure Technologies Inc COM NPV	CommonStock		Equity
OSW	Onespaworld Holdings Ltd COM CL A	CommonStock		Equity
OTEC	OceanTech Acquisitions I Corp COM CL A	CommonStock		Equity
OTECU	OceanTech Acquisitions I Corp UNITS	Unit		Equity
OTECW	OceanTech Acquisitions I Corp WTTS	Warrant		Equity
OTEX	Open Text Corp COM NPV	CommonStock		Equity
OTIC	Otonomy Inc COM USD0.001	CommonStock		Equity
OTIS	Otis Worldwide Corporation Common Stock	CommonStock		Equity
OTLK	Outlook Therapeutics Inc COM USD.01	CommonStock		Equity
OTLY	Oatly Group AB ADS	AdrCommon		Equity
OTMO	Otonomo Technologies Ltd ORD	CommonStock		Equity
OTMOW	Otonomo Technologies Ltd WT EXP 081326	Warrant		Equity
OTRK	Ontrak Inc COM USD.001	CommonStock		Equity
OTRKP	Ontrak Inc 9.5% SER A PFD	PreferredStock		Equity
OTTR	Otter Tail Corp COM USD5	CommonStock		Equity
OUNZ	VanEck Merk Gold Trust VanEck Merk Gold Trust	ExchangeTradedVehicle		Equity
OUSA	OShares U.S. Quality Dividend ETF	ExchangeTradedFund		Equity
OUSM	OShares U.S. Small-Cap Quality Dividend ETF	ExchangeTradedFund		Equity
OUST	Ouster, Inc. Common Stock	CommonStock		Equity
OUST.WS	Ouster, Inc. Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
OUT	OUTFRONT Media Inc. Common stock, par value $ 0.01per share	CommonStock		Equity
OVB	Listed Funds Trust Overlay Shares Core Bond ETF	ExchangeTradedFund		Equity
OVBC	Ohio Valley Banc Corp. COM NPV	CommonStock		Equity
OVF	Listed Funds Trust Overlay Shares Foreign Equity ETF	ExchangeTradedFund		Equity
OVID	Ovid Therapeutics Inc COM	CommonStock		Equity
OVL	Listed Funds Trust Overlay Shares Large Cap Equity ETF	ExchangeTradedFund		Equity
OVLH	Listed Funds Trust Overlay Shares Hedged Large Cap Equity ETF	ExchangeTradedFund		Equity
OVLY	Oak Valley Bancorp COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
OVM	Listed Funds Trust Overlay Shares Municipal Bond ETF	ExchangeTradedFund		Equity
OVS	Listed Funds Trust Overlay Shares Small Cap Equity ETF	ExchangeTradedFund		Equity
OVT	Listed Funds Trust Overlay Shares Short Term Bond ETF	ExchangeTradedFund		Equity
OVV	Ovintiv Inc. Common Stock, par value $0.01	CommonStock		Equity
OWL	Blue Owl Capital Inc. Class A Common Stock	CommonStock		Equity
OWL.WS	Blue Owl Capital Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
OWLT	Owlet, Inc. Class A Common Stock	CommonStock		Equity
OWLT.WS	Owlet, Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
OWNS	Impact Shares Trust I Impact Shares Affordable Housing MBS ETF	ExchangeTradedFund		Equity
OXAC	Oxbridge Acquisition Corp COM CL A	CommonStock		Equity
OXACU	Oxbridge Acquisition Corp UNITS	Unit		Equity
OXACW	Oxbridge Acquisition Corp WT EXP 080426	Warrant		Equity
OXBR	Oxbridge Re Holdings Ltd ORD USD0.001	CommonStock		Equity
OXBRW	Oxbridge Re Holdings Ltd WRRT	Warrant		Equity
OXLC	Oxford Lane Capital Corp COM USD0.01	CommonStock		Equity
OXLCL	Oxford Lane Capital Corp 6.75 PFD SR 2031	Unknown		Equity
OXLCM	Oxford Lane Capital Corp PFD SER 2024	PreferredStock		Equity
OXLCN	Oxford Lane Capital Corp. 7.125% Series 2029 Term Preferred Stock	PreferredStock		Equity
OXLCO	Oxford Lane Capital Corp Preferred Stock Shares 6.00 Series 2029 STRUC PROD	Unknown		Equity
OXLCP	Oxford Lane Capital Corp 6.25 PFD SR 2027	PreferredStock		Equity
OXLCZ	Oxford Lane Capital Corp. 5.00 Notes due 2027 ETN	Unknown		Equity
OXM	Oxford Industries, Inc. Common Stock	CommonStock		Equity
OXSQ	Oxford Square Capital Corp COM USD.01	CommonStock		Equity
OXSQG	Oxford Square Capital Corp. 5.50% Notes due 2028	Unknown		Equity
OXSQL	Oxford Square Capital Corp PREF	Unknown		Equity
OXSQZ	Oxford Square Capital Corp NT ETN	Unknown		Equity
OXUS	Oxus Acquisition Corp ORD SHS CL A	CommonStock		Equity
OXUSU	Oxus Acquisition Corp UNITS	Unit		Equity
OXUSW	Oxus Acquisition Corp WRTTS	Warrant		Equity
OXY	Occidental Petroleum Corporation Common Stock	CommonStock		Equity
OXY.WS	Occidental Petroleum Corporation Warrants to Purchase Common Stock	Warrant	Warrants	Equity
OYST	Oyster Point Pharma Inc COM	CommonStock		Equity
OZ	Belpointe PREP, LLC Class A Units	Unit		Equity
OZK	Bank OZK COM USD.01	CommonStock		Equity
OZKAP	Bank OZK 4.625% PER PFD A	PreferredStock		Equity
PAA	Plains All American Pipeline LP LP UNTS NPV	CommonStock		Equity
PAAS	Pan American Silver Corp COM NPV	CommonStock		Equity
PAB	PGIM ETF Trust PGIM Active Aggregate Bond ETF	ExchangeTradedFund		Equity
PABU	iShares Paris-Aligned Climate MSCI USA ETF ETF	ExchangeTradedFund		Equity
PAC	Grupo Aeroportuario del Pacifico S.A.B de C.V. American Depositary Shares (Each representing 10 Series B Shares)	AdrCommon		Equity
PACB	Pacific Biosciences of California Inc COM USD.0001	CommonStock		Equity
PACI	PROOF Acquisition Corp I Class A Common Stock	CommonStock		Equity
PACI.U	PROOF Acquisition Corp I Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant	Unit	Units	Equity
PACI.WS	PROOF Acquisition Corp I Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
PACK	Ranpak Holdings Corp. Class A Common Stock	CommonStock		Equity
PACW	PacWest Bancorp COM NPV	CommonStock		Equity
PACWP	PacWest Bancorp 7.75DP RT PFD A	PreferredStock		Equity
PACX	Pioneer Merger Corp CL A SHS	CommonStock		Equity
PACXU	Pioneer Merger Corp UNIT	Unit		Equity
PACXW	Pioneer Merger Corp WT EX	Warrant		Equity
PAFO	Pacifico Acquisition Corp COM	CommonStock		Equity
PAFOR	Pacifico Acquisition Corp. Rights	Right		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
PAFOU	Pacifico Acquisition Corp UNITS	Unit		Equity
PAG	Penske Automotive Group, Inc. Voting Common Stock	CommonStock		Equity
PAGP	Plains GP Holdings LP CL A LP NPV	Unknown		Equity
PAGS	PagSeguro Digital Ltd. Class A Common Shares	CommonStock		Equity
PAHC	Phibro Animal Health Corp CL A COM USD0.0001	CommonStock		Equity
PAI	Western Asset Investment Grade Income Fund Inc. Common Stock	CommonStock		Equity
PAK	Global X Funds Global X MSCI Pakistan ETF	ExchangeTradedFund		Equity
PALC	Pacer Funds Trust Pacer Lunt Large Cap Multi-Factor Alternator ETF	ExchangeTradedFund		Equity
PALI	Palisade Bio Inc COM	CommonStock		Equity
PALL	abrdn Palladium ETF Trust abrdn Physical Palladium Shares ETF	ExchangeTradedVehicle		Equity
PALT	Paltalk Inc COM USD0.001	CommonStock		Equity
PAM	Pampa Energía S.A. American Depositary Shares (each representing 25 shares of Common Stock)	AdrCommon		Equity
PAMC	Pacer Funds Trust Pacer Lunt MidCap Multi-Factor Alternator ETF	ExchangeTradedFund		Equity
PANA	Panacea Acquisition Corp II COM CL A	CommonStock		Equity
PANL	Pangaea Logistics Solutions Ltd COM USD1	CommonStock		Equity
PANW	Palo Alto Networks Inc COM USD.0001	CommonStock		Equity
PAPR	Innovator US Equity Power Buffer ETF - April ETF	ExchangeTradedFund		Equity
PAQC	Provident Acquisition Corp COM CL A	CommonStock		Equity
PAQCU	Provident Acquisition Corp UNIT	Unit		Equity
PAQCW	Provident Acquisition Corp WT EX	Warrant		Equity
PAR	Par Technology Corporation Common Stock	CommonStock		Equity
PARA	Paramount Global CL B COM USD.01 NVTG	CommonStock		Equity
PARAA	Paramount Global CL A COM USD.01	CommonStock		Equity
PARAP	Paramount Global 5.75 CONV PFD A	PreferredStock		Equity
PARR	Par Pacific Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
PASG	Passage Bio Inc COM	CommonStock		Equity
PATH	UiPath, Inc. Class A Common Stock	CommonStock		Equity
PATI	Patriot Transportation Holding Inc COM USD0.1	CommonStock		Equity
PATK	Patrick Industries Inc COM NPV	CommonStock		Equity
PAUG	Innovator US Equity Power Buffer ETF - August ETF	ExchangeTradedFund		Equity
PAVE	Global X US Infrastructure Development ETF ETF	ExchangeTradedFund		Equity
PAVM	PAVmed Inc COM	CommonStock		Equity
PAVMZ	PAVmed Inc Wt Exp 30/04/2024	Warrant		Equity
PAWZ	ProShares Trust - ProShares Pet Care ETF ETF	ExchangeTradedFund		Equity
PAX	Patria Investments Ltd COM CL A	CommonStock		Equity
PAXS	PIMCO Access Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PAY	Paymentus Holdings, Inc. Class A Common Stock	CommonStock		Equity
PAYA	Paya Holdings Inc COM CL A	CommonStock		Equity
PAYC	Paycom Software, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
PAYO	Payoneer Global Inc COM	CommonStock		Equity
PAYOW	Payoneer Global Inc WT EXP 062526	Warrant		Equity
PAYS	Paysign Inc COM	CommonStock		Equity
PAYX	Paychex Inc. COM USD.01	CommonStock		Equity
PB	Prosperity Bancshares, Inc. Common Stock	CommonStock		Equity
PBA	Pembina Pipeline Corporation Common Shares	CommonStock		Equity
PBAX	Phoenix Biotech Acquisition Corp COM CL A USD0.0001	CommonStock		Equity
PBAXU	Phoenix Biotech Acquisition Corp UNITS	Unit		Equity
PBAXW	Phoenix Biotech Acquisition Corp WT EXP 090126	Warrant		Equity
PBBK	PB Bankshares Inc COM USD0.01	CommonStock		Equity
PBD	Invesco Exchange-Traded Fund Trust II Invesco Global Clean Energy ETF	ExchangeTradedFund		Equity
PBDM	Invesco PureBeta FTSE Developed ex-North America ETF ETF	ExchangeTradedFund		Equity
PBE	Invesco Exchange-Traded Fund Trust Invesco Dynamic Biotechnology & Genome ETF	ExchangeTradedFund		Equity
PBEE	Invesco PureBeta FTSE Emerging Markets ETF ETF	ExchangeTradedFund		Equity
PBF	PBF Energy Inc. Class A common stock	CommonStock		Equity
PBFS	Pioneer Bancorp Inc COM	CommonStock		Equity
PBFX	PBF Logistics LP Common Units Representing Limited Partner Interests	CommonStock		Equity
PBH	Prestige Consumer Healthcare Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
PBHC	Pathfinder Bancorp Inc COM USD1	CommonStock		Equity
PBI	Pitney Bowes Inc. Common Stock	CommonStock		Equity
PBIP	Prudential Bancorp Inc COM USD.01	CommonStock		Equity
PBIpB	Pitney Bowes Inc. 6.70% Notes Due 2043	StructuredProduct	Preferred Class	Equity
PBJ	Invesco Exchange-Traded Fund Trust Invesco Dynamic Food & Beverage ETF	ExchangeTradedFund		Equity
PBLA	Panbela Therapeutics, Inc. Common Stock	CommonStock		Equity
PBND	Invesco PureBeta US Aggregate Bond ETF ETF	ExchangeTradedFund		Equity
PBP	Invesco Exchange-Traded Fund Trust Invesco S&P 500 BuyWrite ETF	ExchangeTradedFund		Equity
PBPB	Potbelly Corp COM USD.01	CommonStock		Equity
PBR	Petroleo Brasileiro S.A.-Petrobras American Depositary Shares(Each representing 2 Common Shares)	AdrCommon		Equity
PBR.A	Petroleo Brasileiro S.A.-Petrobras American Depository Shares (Each representing 2 Preferred Shares)	AdrCommon	Class	Equity
PBS	Invesco Exchange-Traded Fund Trust Invesco Dynamic Media ETF	ExchangeTradedFund		Equity
PBSM	Invesco PureBeta MSCI USA Small Cap ETF ETF	ExchangeTradedFund		Equity
PBT	Permian Basin Royalty Trust Units of Beneficial Interest	CommonStock		Equity
PBTP	Invesco PureBeta 0-5 Yr US TIPS ETF ETF	ExchangeTradedFund		Equity
PBTS	Powerbridge Technologies Co Ltd ORD	CommonStock		Equity
PBUG	Barclays Bank PLC Pacer iPath Gold Trendpilot ETNs	ExchangeTradedNote		Equity
PBUS	Invesco PureBeta MSCI USA ETF ETF	ExchangeTradedFund		Equity
PBW	Invesco Exchange-Traded Fund Trust Invesco WilderHill Clean Energy ETF	ExchangeTradedFund		Equity
PBYI	Puma Biotechnology Inc COM USD0.00001	CommonStock		Equity
PCAR	PACCAR Inc COM USD12	CommonStock		Equity
PCB	PCB Bancorp COM	CommonStock		Equity
PCCT	Perception Capital Corp II ORD SHS CL A	CommonStock		Equity
PCCTU	Perception Capital Corp II UNITS	Unit		Equity
PCCTW	Perception Capital Corp II WT EXP	Warrant		Equity
PCEF	Invesco Exchange-Traded Fund Trust II Invesco CEF Income Composite ETF	ExchangeTradedFund		Equity
PCF	High Income Securities Fund Shares of Beneficial Interest	CommonStock		Equity
PCG	PG&E Corporation Common Stock	CommonStock		Equity
PCGU	PG&E Corporation Equity Unit	StructuredProduct		Equity
PCGpA	Pacific Gas & Electric Company 6% Perferred Stock	PreferredStock	Preferred Class	Equity
PCGpB	Pacific Gas & Electric Company 5.5% Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpC	Pacific Gas & Electric Company 5% 1st Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpD	Pacific Gas & Electric Company 5% 1st Red. Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpE	Pacific Gas & Electric Company 5% 1st A Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpG	Pacific Gas & Electric Company 4.8% 1st Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpH	Pacific Gas & Electric Company 4.5% 1st Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpI	Pacific Gas & Electric Company 4.36% 1st Preferred Stock	PreferredStock	Preferred Class	Equity
PCH	PotlatchDeltic Corp COM USD1	CommonStock		Equity
PCK	PIMCO California Municipal Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
PCM	PCM Fund, Inc. Common Stock	CommonStock		Equity
PCN	PIMCO Corporate & Income Strategy Fund Common Shares of Beneficial Interest	CommonStock		Equity
PCOM	Points.com Inc COM	CommonStock		Equity
PCOR	Procore Technologies, Inc. Common Stock	CommonStock		Equity
PCPC	Periphas Capital Partnering Corporation Class A Common Stock	CommonStock		Equity
PCPC.U	Periphas Capital Partnering Corporation CAPS, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	Unit	Units	Equity
PCPC.WS	Periphas Capital Partnering Corporation Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $28.75	Warrant	Warrants	Equity
PCQ	PIMCO California Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PCRX	Pacira BioSciences Inc COM USD.001	CommonStock		Equity
PCSA	Processa Pharmaceuticals Inc COM	CommonStock		Equity
PCSB	PCSB Financial Corp COM USD.01	CommonStock		Equity
PCT	PureCycle Technologies Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
PCTI	PCTEL Inc COM USD.001	CommonStock		Equity
PCTTU	PureCycle Technologies Inc UNIT	Unit		Equity
PCTTW	PureCycle Technologies Inc WT EXP 012825	Warrant		Equity
PCTY	Paylocity Holding Corp COM USD0.001	CommonStock		Equity
PCVX	Vaxcyte Inc COM	CommonStock		Equity
PCX	Parsec Capital Acquisitions Corp COM CL A USD0.0001	CommonStock		Equity
PCXCU	Parsec Capital Acquisitions Corp UNITS	Unit		Equity
PCXCW	Parsec Capital Acquisitions Corp WT EXP 100526	Warrant		Equity
PCY	Invesco Exchange-Traded Fund Trust II Invesco Emerging Markets Sovereign Debt ETF	ExchangeTradedFund		Equity
PCYG	Park City Group Inc COM USD.01	CommonStock		Equity
PCYO	Pure Cycle Corp COM USD.01	CommonStock		Equity
PD	PagerDuty, Inc. Common Stock, par value $0.000005 per share	CommonStock		Equity
PDBC	Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF ETF	ExchangeTradedFund		Equity
PDCE	PDC Energy Inc COM USD.01	CommonStock		Equity
PDCO	Patterson Cos Inc COM USD.01	CommonStock		Equity
PDD	Pinduoduo ADR	AdrCommon		Equity
PDEC	Innovator U.S. Equity Power Buffer ETF - December ETF	ExchangeTradedFund		Equity
PDEX	Pro Dex Inc COM NPV	CommonStock		Equity
PDFS	PDF Solutions Inc COM USD.00015	CommonStock		Equity
PDI	PIMCO Dynamic Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PDLB	Ponce Financial Group Inc COM USD 0.01	CommonStock		Equity
PDM	Piedmont Office Realty Trust, Inc. Class A Common Stock	CommonStock		Equity
PDN	Invesco Exchange-Traded Fund Trust II Invesco FTSE RAFI Developed Markets ex-U.S. Small-Mid ETF	ExchangeTradedFund		Equity
PDO	PIMCO Dynamic Income Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
PDOT	Peridot Acquisition Corp. II Class A Ordinary Shares	CommonStock		Equity
PDOT.U	Peridot Acquisition Corp. II Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
PDOT.WS	Peridot Acquisition Corp. II Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PDP	Invesco DWA Momentum ETF ETF	ExchangeTradedFund		Equity
PDS	Precision Drilling Corporation Common Shares	CommonStock		Equity
PDSB	PDS Biotechnology Corp COM	CommonStock		Equity
PDT	John Hancock Premium Dividend Fund Common Shares	CommonStock		Equity
PEAK	Healthpeak Properties, Inc. Common Stock	CommonStock		Equity
PEAR	Pear Therapeutics Inc COM CL A	CommonStock		Equity
PEARW	Pear Therapeutics Inc WT EXP	Warrant		Equity
PEB	Pebblebrook Hotel Trust Common Shares of Beneficial Interest	CommonStock		Equity
PEBK	Peoples Bancorp of North Carolina Inc. COM NPV	CommonStock		Equity
PEBO	Peoples Bancorp Inc COM NPV	CommonStock		Equity
PEBpE	Pebblebrook Hotel Trust 6.375% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
PEBpF	Pebblebrook Hotel Trust 6.3% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
PEBpG	Pebblebrook Hotel Trust 6.375% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
PEBpH	Pebblebrook Hotel Trust 5.700% Series H Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
PECO	Phillips Edison & Company Inc COM USD0.01	CommonStock		Equity
PED	PEDEVCO Corp. Common Stock	CommonStock		Equity
PEG	Public Service Enterprise Group Incorporated Common Stock	CommonStock		Equity
PEGA	Pegasystems Inc COM USD.01	CommonStock		Equity
PEGR	Project Energy Reimagined Acquisition Corp ORD SHS CL A	CommonStock		Equity
PEGRU	Project Energy Reimagined Acquisition Corp UNITS	Unit		Equity
PEGRW	Project Energy Reimagined Acquisition Corp WT EXP 102826	Warrant		Equity
PEGY	Pineapple Energy Inc COM	CommonStock		Equity
PEI	Pennsylvania Real Estate Investment Trust Shares of Beneficial Interest	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
PEIpB	Pennsylvania Real Estate Investment Trust 7.375% Series B Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
PEIpC	Pennsylvania Real Estate Investment Trust 7.20% Series C Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
PEIpD	Pennsylvania Real Estate Investment Trust 6.875% Series D Cumulative Redeemable Perpetual Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
PEJ	Invesco Exchange-Traded Fund Trust Invesco Dynamic Leisure and Entertainment ETF	ExchangeTradedFund		Equity
PEN	Penumbra, Inc. Common Stock	CommonStock		Equity
PENN	Penn National Gaming Inc COM USD.01	CommonStock		Equity
PEO	Adams Natural Resources Fund, Inc. Common Stock	CommonStock		Equity
PEP	PepsiCo Inc COM USD.0166	CommonStock		Equity
PEPG	PepGen Inc COM USD0.0001	CommonStock		Equity
PEPL	PepperLime Health Acquisition Corporation ORD SHS CL A	CommonStock		Equity
PEPLU	PepperLime Health Acquisition Corporation UNITS	Unit		Equity
PEPLW	PepperLime Health Acquisition Corporation WT EXP 100126	Warrant		Equity
PERI	Perion Network Ltd ORD USD	CommonStock		Equity
PESI	Perma Fix Environmental Services Inc COM USD.001	CommonStock		Equity
PETQ	PetIQ Inc COM CL A	CommonStock		Equity
PETS	PetMed Express Inc COM USD.001	CommonStock		Equity
PETV	PetVivo Holdings Inc COM	CommonStock		Equity
PETVW	PetVivo Holdings Inc WT EXP 081326	Warrant		Equity
PETZ	TDH Holdings Inc COM USD.02	CommonStock		Equity
PEV	Phoenix Motor Inc COM USD0.0001	CommonStock		Equity
PEX	ProShares Global Listed Private Equity ETF ETF	ExchangeTradedFund		Equity
PEXL	Pacer Funds Trust Pacer US Export Leaders ETF	ExchangeTradedFund		Equity
PEY	Invesco High Yield Equity Dividend Achievers ETF High Yield Eq Div	ExchangeTradedFund		Equity
PEZ	Invesco Exchange-Traded Fund Trust Invesco DWA Consumer Cyclicals Momentum ETF CONSM DISCR	ExchangeTradedFund		Equity
PFBC	Preferred Bank of Los Angeles COM	CommonStock		Equity
PFC	Premier Financial Corp COM USD.01	CommonStock		Equity
PFD	Flaherty & Crumrine Preferred and Income Fund Incorporated Common Stock	CommonStock		Equity
PFDR	Pathfinder Acquisition Corp COM CL A	CommonStock		Equity
PFDRU	Pathfinder Acquisition Corp UNITS	Unit		Equity
PFDRW	Pathfinder Acquisition Corp WT EXP 021928	Warrant		Equity
PFE	Pfizer Inc Common Stock	CommonStock		Equity
PFEB	Innovator US Equity Power Buffer ETF - February ETF	ExchangeTradedFund		Equity
PFF	iShares Preferred and Income Securities ETF ETF	ExchangeTradedFund		Equity
PFFA	ETFis Series Trust I Virtus InfraCap U.S. Preferred Stock ETF	ExchangeTradedFund		Equity
PFFD	Global X Funds Global X U.S. Preferred ETF	ExchangeTradedFund		Equity
PFFL	UBS AG ETRACS 2xMonthly Pay Leveraged Preferred Stock Index ETN due September 25, 2048	ExchangeTradedNote		Equity
PFFR	ETFis Series Trust I InfraCap REIT Preferred ETF	ExchangeTradedFund		Equity
PFFV	Global X Funds Global X Variable Rate Preferred ETF	ExchangeTradedFund		Equity
PFG	Principal Financial Group Inc COM USD.01	CommonStock		Equity
PFGC	Performance Food Group Company Common Stock	CommonStock		Equity
PFH	Prudential Financial, Inc. 4.125% Junior Subordinated Notes due 2060	StructuredProduct		Equity
PFHC	ProFrac Holding Corp COM CL A USD0.01	CommonStock		Equity
PFHD	Professional Holding Corp CL A COM	CommonStock		Equity
PFI	Invesco DWA Financial Momentum ETF FINCL SECT	ExchangeTradedFund		Equity
PFIE	Profire Energy Inc COM USD.001	CommonStock		Equity
PFIG	Invesco Exchange-Traded Fund Trust II Invesco Fundamental Investment Grade Corporate Bond ETF	ExchangeTradedFund		Equity
PFIN	P & F Industries Inc CL A COM USD1	CommonStock		Equity
PFIS	Penseco Financial Services Corp COM	CommonStock		Equity
PFIX	Simplify Exchange Traded Funds Simplify Interest Rate Hedge ETF	ExchangeTradedFund		Equity
PFL	PIMCO Income Strategy Fund Common Shares of Beneficial Interest	CommonStock		Equity
PFLD	ETF Series Solutions AAM Low Duration Preferred and Income Securities ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
PFLT	PennantPark Floating Rate Capital Ltd. Common Stock	CommonStock		Equity
PFM	Invesco Exchange-Traded Fund Trust Invesco Dividend Achievers ETF DIV ACHV PRTF	ExchangeTradedFund		Equity
PFMT	Performant Financial Corp COM USD0.01	CommonStock		Equity
PFN	PIMCO Income Strategy Fund II Common Shares of Beneficial Interest, $0.00001 par value	CommonStock		Equity
PFO	Flaherty & Crumrine Preferred and Income Opportunity Fund Incorporated Common Stock	CommonStock		Equity
PFRL	PGIM ETF Trust PGIM Floating Rate Income ETF	ExchangeTradedFund		Equity
PFS	Provident Financial Services, Inc. Common Stock	CommonStock		Equity
PFSI	PennyMac Financial Services, Inc. Common Stock	CommonStock		Equity
PFSW	PFSweb Inc COM USD.001	CommonStock		Equity
PFTA	Portage Fintech Acquisition Corp ORD CL A	CommonStock		Equity
PFTAU	Portage Fintech Acquisition Corp UNITS	Unit		Equity
PFTAW	Portage Fintech Acquisition Corp WT EXP 070826	Warrant		Equity
PFUT	Putnam ETF Trust Putnam Sustainable Future ETF	ExchangeTradedFund		Equity
PFX	PhenixFIN Corp COM USD0.001	CommonStock		Equity
PFXF	VanEck ETF Trust VanEck Preferred Securities ex Financials ETF	ExchangeTradedFund		Equity
PFXNL	PHENIXFIN CORP 6.125 Senior Notes due 2023 STRUCT PRODUCT	Unknown		Equity
PFXNZ	PhenixFIN Corporation 5.25 Notes due 2028 ETN	Unknown		Equity
PG	The Procter & Gamble Company Common Stock	CommonStock		Equity
PGAL	Global X Funds Global X MSCI Portugal ETF	ExchangeTradedFund		Equity
PGC	Peapack-Gladstone Financial Corp COM NPV	CommonStock		Equity
PGEN	Precigen Inc COM NPV	CommonStock		Equity
PGF	Invesco Exchange-Traded Fund Trust Invesco Financial Preferred ETF	ExchangeTradedFund		Equity
PGHY	Invesco Exchange-Traded Fund Trust II Invesco Global Short Term High Yield Bond ETF	ExchangeTradedFund		Equity
PGJ	Invesco Golden Dragon China ETF Golden Dragon Halter	ExchangeTradedFund		Equity
PGM	Barclays Bank PLC iPath Series B Bloomberg Platinum Subindex Total Return ETN	ExchangeTradedNote		Equity
PGNY	Progyny Inc COM	CommonStock		Equity
PGP	PIMCO Global StocksPLUS & Income Fund Common Shares, par value of $.00001 per share.	CommonStock		Equity
PGR	The Progressive Corporation Common Shares	CommonStock		Equity
PGRE	Paramount Group, Inc. Common Stock	CommonStock		Equity
PGRO	Putnam ETF Trust Putnam Focused Large Cap Growth ETF	ExchangeTradedFund		Equity
PGRU	PropertyGuru Group Limited Ordinary Shares	CommonStock		Equity
PGRW	Progress Acquisition Corp COM CL A	CommonStock		Equity
PGRWU	Progress Acquisition Corp UNITS	Unit		Equity
PGRWW	Progress Acquisition Corp WT EXP 111127	Warrant		Equity
PGSS	Pegasus Digital Mobility Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
PGSS.U	Pegasus Digital Mobility Acquisition Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
PGSS.WS	Pegasus Digital Mobility Acquisition Corp. Redeemable Warrants	Warrant	Warrants	Equity
PGTI	PGT Innovations, Inc. Common Stock	CommonStock		Equity
PGX	Invesco Exchange-Traded Fund Trust II Invesco Preferred ETF	ExchangeTradedFund		Equity
PGZ	Principal Real Estate Income Fund Common shares of beneficial interest, no par value per share	CommonStock		Equity
PH	Parker-Hannifin Corporation Common Shares	CommonStock		Equity
PHAR	Pharming Group NV, Leiden ADR	CommonStock		Equity
PHAS	PhaseBio Pharmaceuticals Inc COM	CommonStock		Equity
PHAT	Phathom Pharmaceuticals Inc COM	CommonStock		Equity
PHB	Invesco Exchange-Traded Fund Trust II Invesco Fundamental High Yield® Corporate Bond ETF	ExchangeTradedFund		Equity
PHCF	Puhui Wealth Investment Management Co Ltd COM	CommonStock		Equity
PHD	Pioneer Floating Rate Fund, Inc. Common Shares of Beneficial Interest	CommonStock		Equity
PHDG	Invesco Actively Managed Exchange-Traded Fund Trust Invesco S&P 500® Downside Hedged ETF	ExchangeTradedFund		Equity
PHG	Koninklijke Philips N.V. New York Registry Shares	NyRegisteredShare		Equity
PHGE	BiomX Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
PHGE.U	BiomX Inc. Units each consisting of one share of common stock and one Warrant entitling the holder to purchase one-half of a share of common stock	Unit	Units	Equity
PHGE.WS	BiomX Inc. Warrants to purchase one-half of a share of Common Stock	Warrant	Warrants	Equity
PHI	PLDT Inc. American Depositary Shares (Each representing One share of Common Stock)	AdrCommon		Equity
PHIC	Population Health Investment Co Inc CL A	CommonStock		Equity
PHICU	Population Health Investment Co Inc UNIT	Unit		Equity
PHICW	Population Health Investment Co Inc WT EXP 100125	Warrant		Equity
PHIO	Phio Pharmaceuticals Corp COM USD0.0001	CommonStock		Equity
PHK	PIMCO High Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PHM	PulteGroup, Inc. Common Stock	CommonStock		Equity
PHO	Invesco Water Resources ETF ETF	ExchangeTradedFund		Equity
PHR	Phreesia, Inc. Common Stock	CommonStock		Equity
PHT	Pioneer High Income Fund, Inc. Common Shares of Beneficial Interest	CommonStock		Equity
PHUN	Phunware Inc COM	CommonStock		Equity
PHUNW	Phunware Inc WRRT	Warrant		Equity
PHVS	Pharvaris BV COM	CommonStock		Equity
PHX	PHX Minerals Inc. Class A Common Stock	CommonStock		Equity
PHYL	PGIM ETF Trust PGIM Active High Yield Bond ETF	ExchangeTradedFund		Equity
PHYS	Sprott Physical Gold Trust Units	ExchangeTradedVehicle		Equity
PHYT	Pyrophyte Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
PHYT.U	Pyrophyte Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
PHYT.WS	Pyrophyte Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
PI	Impinj Inc COM USD.001	CommonStock		Equity
PIAI	Prime Impact Acquisition I Class A Ordinary Shares	CommonStock		Equity
PIAI.U	Prime Impact Acquisition I Units, each consisting of one Class A ordinary share and one-third of a Warrant to acquire one Class A ordinary share	Unit	Units	Equity
PIAI.WS	Prime Impact Acquisition I Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PICB	Invesco Exchange-Traded Fund Trust II Invesco International Corporate Bond ETF	ExchangeTradedFund		Equity
PICC	Pivotal Investment Corporation III Class A Common Stock	CommonStock		Equity
PICC.U	Pivotal Investment Corporation III Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
PICC.WS	Pivotal Investment Corporation III Redeemable Warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
PICK	iShares MSCI Global Metals & Mining Producers ETF ETF	ExchangeTradedFund		Equity
PID	Invesco International Dividend Achievers ETF INTL DIV ACHV	ExchangeTradedFund		Equity
PIE	Invesco DWA Emerging Markets Momentum ETF ETF	ExchangeTradedFund		Equity
PIFI	ETF Series Solutions ClearShares Piton Intermediate Fixed Income ETF	ExchangeTradedFund		Equity
PII	Polaris Inc. Common Stock	CommonStock		Equity
PIII	P3 Health Partners Inc COM	CommonStock		Equity
PIIIW	P3 Health Partners Inc WT EXP	Warrant		Equity
PIK	KIDPIK CORP COM USD0.001	CommonStock		Equity
PILL	Direxion Shares ETF Trust Direxion Daily Pharmaceutical & Medical Bull 3X Shares	ExchangeTradedFund		Equity
PIM	Putnam Master Intermediate Income Trust Shares of Beneficial Interest	CommonStock		Equity
PIN	Invesco India Exchange-Traded Fund Trust Invesco India ETF	ExchangeTradedFund		Equity
PINC	Premier Inc CL A COM USD0.01	CommonStock		Equity
PINE	Alpine Income Property Trust, Inc. Common Stock	CommonStock		Equity
PING	Ping Identity Holding Corp. Common Stock, par value $0.001 per share	CommonStock		Equity
PINK	Simplify Exchange Traded Funds Simplify Health Care ETF	ExchangeTradedFund		Equity
PINS	Pinterest, Inc. Class A Common Stock	CommonStock		Equity
PIO	Invesco Global Water ETF ETF	ExchangeTradedFund		Equity
PIPP	Pine Island Acquisition Corp. Class A Common Stock	CommonStock		Equity
PIPP.U	Pine Island Acquisition Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
PIPP.WS	Pine Island Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
PIPR	Piper Sandler Companies Common Stock	CommonStock		Equity
PIRS	Pieris Pharmaceuticals Inc COM USD.001	CommonStock		Equity
PIXY	ShiftPixy Inc COM	CommonStock		Equity
PIZ	Invesco DWA Developed Markets Momentum ETF ETF	ExchangeTradedFund		Equity
PJAN	Innovator U.S. Equity Power Buffer ETF - January ETF	ExchangeTradedFund		Equity
PJP	Invesco Exchange-Traded Fund Trust Invesco Dynamic Pharmaceuticals ETF	ExchangeTradedFund		Equity
PJT	PJT Partners Inc. Class A Common stock	CommonStock		Equity
PJUL	Innovator U.S. Equity Power Buffer ETF - July ETF	ExchangeTradedFund		Equity
PJUN	Innovator U.S. Equity Power Buffer ETF - June ETF	ExchangeTradedFund		Equity
PK	Park Hotels & Resorts Inc. Common stock	CommonStock		Equity
PKB	Invesco Exchange-Traded Fund Trust Invesco Dynamic Building & Construction ETF	ExchangeTradedFund		Equity
PKBK	Parke Bancorp Inc COM	CommonStock		Equity
PKE	Park Aerospace Corp. Common Stock	CommonStock		Equity
PKG	Packaging Corporation of America Common Stock	CommonStock		Equity
PKI	PerkinElmer, Inc. Common Stock	CommonStock		Equity
PKOH	Park Ohio Holdings Corp. COM USD1	CommonStock		Equity
PKW	Invesco Exchange-Traded Fund Trust Invesco BuyBack Achievers ETF BUYBACK ACHV	ExchangeTradedFund		Equity
PKX	POSCO Holdings Inc. American Depositary Shares (Each representing 1/4th of a share of Common Stock)	AdrCommon		Equity
PL	Planet Labs PBC Class A Common Stock	CommonStock		Equity
PL.WS	Planet Labs PBC Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
PLAB	Photronics Inc COM NPV	CommonStock		Equity
PLAG	Planet Green Holdings Corp. Common Stock par value $0.001 per share	CommonStock		Equity
PLAN	Anaplan, Inc. Common Stock	CommonStock		Equity
PLAO	Patria Latin American Opportunity Acquisition Corp CL A ORD USD0.0001	CommonStock		Equity
PLAOU	Patria Latin American Opportunity Acquisition Corp UNITS	Unit		Equity
PLAOW	Patria Latin American Opportunity Acquisition Corp WT EXP	Warrant		Equity
PLAT	WisdomTree Trust WisdomTree Growth Leaders Fund	ExchangeTradedFund		Equity
PLAY	Dave & Buster's Entertainment Inc COM USD.01	CommonStock		Equity
PLBC	Plumas Bancorp COM	CommonStock		Equity
PLBY	PLBY Group Inc COM	CommonStock		Equity
PLCE	Childrens Place Inc (The) COM USD.1	CommonStock		Equity
PLD	Prologis, Inc. Common Stock	CommonStock		Equity
PLDR	Putnam ETF Trust Putnam Sustainable Leaders ETF	ExchangeTradedFund		Equity
PLG	Platinum Group Metals Ltd Common Stock	CommonStock		Equity
PLL	Piedmont Lithium Inc COM	CommonStock		Equity
PLM	PolyMet Mining Corp Common Share	CommonStock		Equity
PLMI	Plum Acquisition Corp I COM CL A	CommonStock		Equity
PLMIU	Plum Acquisition Corp I UNITS	Unit		Equity
PLMIW	Plum Acquisition Corp I WTS	Warrant		Equity
PLMR	Palomar Holdings Inc COM	CommonStock		Equity
PLNT	Planet Fitness, Inc. Class A Common Stock	CommonStock		Equity
PLOW	Douglas Dynamics, Inc. Common Stock	CommonStock		Equity
PLPC	Preformed Line Products Co CAP USD2	CommonStock		Equity
PLRG	Principal U.S. Large-Cap Adaptive Multi-Factor ETF ETF	ExchangeTradedFund		Equity
PLRX	Pliant Therapeutics Inc COM	CommonStock		Equity
PLSE	Pulse Biosciences Inc COM USD0.001	CommonStock		Equity
PLTK	Playtika Holding Corp COM	CommonStock		Equity
PLTL	Principal U.S. Small-Cap Adaptive Multi-Factor ETF ETF	ExchangeTradedFund		Equity
PLTM	GraniteShares Platinum Trust GraniteShares Platinum Shares	ExchangeTradedVehicle		Equity
PLTR	Palantir Technologies Inc. Class A Common Stock	CommonStock		Equity
PLUG	Plug Power Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
PLUS	ePlus Inc COM USD.01	CommonStock		Equity
PLW	Invesco 1-30 Laddered Treasury ETF ETF	ExchangeTradedFund		Equity
PLX	Protalix BioTherapeutics Inc Common Stock	CommonStock		Equity
PLXP	PLx Pharma Inc COM USD0.001	CommonStock		Equity
PLXS	Plexus Corp COM USD.01	CommonStock		Equity
PLYA	Playa Hotels & Resorts N.V. ORD USD.01	CommonStock		Equity
PLYM	Plymouth Industrial REIT, Inc. Common Stock	CommonStock		Equity
PLYMpA	Plymouth Industrial REIT, Inc. 7.50% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
PM	Philip Morris International Inc. Common Stock	CommonStock		Equity
PMAR	Innovator U.S. Equity Power Buffer ETF - March ETF	ExchangeTradedFund		Equity
PMAY	Innovator U.S. Equity Power Buffer ETF - May ETF	ExchangeTradedFund		Equity
PMCB	PharmaCyte Biotech Inc COM USD.0001	CommonStock		Equity
PMD	Psychemedics Corp COM USD.005	CommonStock		Equity
PME	Pingtan Marine Enterprise Ltd ORD SHRS	CommonStock		Equity
PMF	PIMCO Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PMGM	Priveterra Acquisition Corp COM CL A	CommonStock		Equity
PMGMU	Priveterra Acquisition Corp UNITS	Unit		Equity
PMGMW	Priveterra Acquisition Corp WT EXP 022828	Warrant		Equity
PML	PIMCO Municipal Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
PMM	Putnam Managed Municipal Income Trust Shares of Beneficial Interest	CommonStock		Equity
PMO	Putnam Municipal Opportunities Trust Common Shares of Beneficial Interest	CommonStock		Equity
PMT	PennyMac Mortgage Investment Trust Common Shares of Beneficial Interest	CommonStock		Equity
PMTS	CPI Card Group Inc COM	CommonStock		Equity
PMTpA	PennyMac Mortgage Investment Trust 8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
PMTpB	PennyMac Mortgage Investment Trust 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
PMTpC	PennyMac Mortgage Investment Trust 6.75% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
PMVC	PMV Consumer Acquisition Corp. Class A Common Stock	CommonStock		Equity
PMVC.U	PMV Consumer Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
PMVC.WS	PMV Consumer Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
PMVP	PMV Pharmaceuticals Inc COM USD.00001	CommonStock		Equity
PMX	PIMCO Municipal Income Fund III Common Shares of Beneficial Interest	CommonStock		Equity
PNACU	Prime Number Acquisition I Corp UNITS	Unit		Equity
PNBK	Patriot National Bancorp Inc COM USD2	CommonStock		Equity
PNC	The PNC Financial Services Group, Inc. Common Stock	CommonStock		Equity
PNCpP	The PNC Financial Services Group, Inc. Depository Shares each representing a 1/4000 interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series P	PreferredStock	Preferred Class	Equity
PNF	PIMCO New York Municipal Income Fund Common Shares of Benificial Interest	CommonStock		Equity
PNFP	Pinnacle Financial Partners Inc COM USD1.	CommonStock		Equity
PNFPP	Pinnacle Financial Partners Inc PFD B	PreferredStock		Equity
PNI	PIMCO New York Municipal Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
PNM	PNM Resources, Inc. Common Stock	CommonStock		Equity
PNNT	PennantPark Investment Corporation Common Stock	CommonStock		Equity
PNOV	Innovator U.S. Equity Power Buffer ETF - November ETF	ExchangeTradedFund		Equity
PNQI	Invesco Exchange-Traded Fund Trust Invesco Nasdaq Internet ETF ETF	ExchangeTradedFund		Equity
PNR	Pentair plc Ordinary Shares	CommonStock		Equity
PNRG	Primeenergy Resources Corp COM USD.1	CommonStock		Equity
PNT	POINT Biopharma Global Inc COM	CommonStock		Equity
PNTG	Pennant Group Inc (The) COM	CommonStock		Equity
PNTM	Pontem Corporation Class A Ordinary Shares	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
PNTM.U	Pontem Corporation Units, each consisting of one Class A ordinary share, and one-third of one redeemable warrant	Unit	Units	Equity
PNTM.WS	Pontem Corporation Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PNW	Pinnacle West Capital Corporation Common Stock	CommonStock		Equity
POAI	Predictive Oncology Inc COM USD.01	CommonStock		Equity
POCT	Innovator U.S. Equity Power Buffer ETF - Octobe ETF	ExchangeTradedFund		Equity
PODD	Insulet Corp COM USD.001	CommonStock		Equity
POET	POET Technologies Inc COM NPV	CommonStock		Equity
POLA	Polar Power Inc COM USD.0001	CommonStock		Equity
POLY	Plantronics, Inc. Common Stock	CommonStock		Equity
POND	Angel Pond Holdings Corporation Class A Ordinary Shares	CommonStock		Equity
POND.U	Angel Pond Holdings Corporation Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
POND.WS	Angel Pond Holdings Corporation Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
PONO	Pono Capital Corp COM CL A	CommonStock		Equity
PONOU	Pono Capital Corp UNITS	Unit		Equity
PONOW	Pono Capital Corp WT EXP 093028	Warrant		Equity
POOL	Pool Corp COM USD.001	CommonStock		Equity
POR	Portland General Electric Company Common Stock	CommonStock		Equity
PORT	Southport Acquisition Corporation Class A Common Stock	CommonStock		Equity
PORT.U	Southport Acquisition Corporation Units, each consisting of one share of Class A common stock, and one-half of one warrant	Unit	Units	Equity
PORT.WS	Southport Acquisition Corporation Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
POSH	Poshmark Inc COM CL A USD.0001	CommonStock		Equity
POST	Post Holdings, Inc. Common Stock	CommonStock		Equity
POTX	Global X Cannabis Etf ETF	ExchangeTradedFund		Equity
POW	Powered Brands COM CL A	CommonStock		Equity
POWI	Power Integrations Inc COM USD.001	CommonStock		Equity
POWL	Powell Industries Inc COM USD.01	CommonStock		Equity
POWRU	Powered Brands UNITS	Unit		Equity
POWRW	Powered Brands WT EXP 010725	Warrant		Equity
POWW	AMMO Inc COM NPV	CommonStock		Equity
POWWP	AMMO Inc 8.75% PFD SER A	PreferredStock		Equity
PPA	Invesco Exchange-Traded Fund Trust Invesco Aerospace & Defense ETF	ExchangeTradedFund		Equity
PPBI	Pacific Premier Bancorp Inc COM USD8	CommonStock		Equity
PPBT	Purple Biotech Ltd ADR	AdrCommon		Equity
PPC	Pilgrim's Pride Corp COM USD.01	CommonStock		Equity
PPG	PPG Industries, Inc. Common Stock	CommonStock		Equity
PPH	VanEck Pharmaceutical ETF ETF	ExchangeTradedFund		Equity
PPHP	PHP Ventures Acquisition Corp COM CL A	CommonStock		Equity
PPHPR	PHP Ventures Acquisition Corp. Rights	Right		Equity
PPHPU	PHP Ventures Acquisition Corp UNIT	Unit		Equity
PPHPW	PHP Ventures Acquisition Corp WT EXP 010123	Warrant		Equity
PPI	Investment Managers Series Trust II AXS Astoria Inflation Sensitive ETF	ExchangeTradedFund		Equity
PPIH	Perma-Pipe International Holdings Inc COM USD.01	CommonStock		Equity
PPL	PPL Corporation Common Stock	CommonStock		Equity
PPLT	abrdn Platinum ETF Trust abrdn Physical Platinum Shares ETF	ExchangeTradedVehicle		Equity
PPSI	Pioneer Power Solutions Inc COM USD0.001	CommonStock		Equity
PPT	Putnam Premier Income Trust Shares of Beneficial Interest	CommonStock		Equity
PPTA	Perpetua Resources Corp COM NPV	CommonStock		Equity
PPTY	ETF Series Solutions U.S. Diversified Real Estate ETF	ExchangeTradedFund		Equity
PPYA	Papaya Growth Opportunity Corp I CL A COM USD0.0001	CommonStock		Equity
PPYAU	Papaya Growth Opportunity Corp I UNITS	Unit		Equity
PPYAW	Papaya Growth Opportunity Corp I WT EXP 123128	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
PQDI	Principal Exchange-Traded Funds Principal Spectrum Tax-Advantaged Dividend Active ETF	ExchangeTradedFund		Equity
PQIN	PGIM ETF Trust PGIM Quant Solutions Strategic Alpha International Equity ETF	ExchangeTradedFund		Equity
PRA	ProAssurance Corporation Common Stock	CommonStock		Equity
PRAA	PRA Group Inc COM USD.001	CommonStock		Equity
PRAX	Praxis Precision Medicines Inc COM USD.0001	CommonStock		Equity
PRAY	SHP ETF Trust FIS Biblically Responsible Risk Managed ETF	ExchangeTradedFund		Equity
PRBM	Parabellum Acquisition Corp. Class A Common Stock	CommonStock		Equity
PRBM.U	Parabellum Acquisition Corp. Units, each consisting of one share of Class A common stock and three-quarters of one redeemable warrant	Unit	Units	Equity
PRBM.WS	Parabellum Acquisition Corp. Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
PRCH	Porch Group Inc COM	CommonStock		Equity
PRCT	PROCEPT BioRobotics Corp COM	CommonStock		Equity
PRDO	Perdoceo Education Corp COM USD.01	CommonStock		Equity
PRDS	Pardes Biosciences Inc COM	CommonStock		Equity
PRE	Prenetics Group Limited CL A ORD USD0.0001	CommonStock		Equity
PREF	Principal Exchange-Traded Funds Principal Spectrum Preferred Securities Active ETF	ExchangeTradedFund		Equity
PRENW	Prenetics Group Limited WT EXP 032626	Warrant		Equity
PREpJ	PartnerRe Ltd. 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J	PreferredStock	Preferred Class	Equity
PRF	Invesco Exchange-Traded Fund Trust Invesco FTSE RAFI US 1000 ETF	ExchangeTradedFund		Equity
PRFT	Perficient Inc COM USD.001	CommonStock		Equity
PRFX	Painreform Ltd COM	CommonStock		Equity
PRFZ	Invesco FTSE RAFI US 1500 Small-Mid ETF US 1500 SMALL-MID	ExchangeTradedFund		Equity
PRG	PROG Holdings, Inc. Common Stock	CommonStock		Equity
PRGO	Perrigo Company plc Oridinary Shares	CommonStock		Equity
PRGS	Progress Software Corp COM USD.01	CommonStock		Equity
PRI	Primerica, Inc. Common Stock	CommonStock		Equity
PRIFpD	Priority Income Fund, Inc. 7.00% Series D Term Preferred Stock due 2029	PreferredStock	Preferred Class	Equity
PRIFpF	Priority Income Fund, Inc. 6.625% Series F Term Preferred Stock due 2027	PreferredStock	Preferred Class	Equity
PRIFpG	Priority Income Fund, Inc. 6.25% Series G Preferred Stock Due 2026	PreferredStock	Preferred Class	Equity
PRIFpH	Priority Income Fund, Inc. 6.00% Series H Term Preferred Stock due 2026	PreferredStock	Preferred Class	Equity
PRIFpI	Priority Income Fund, Inc. 6.125% Series I Term Preferred Stock due 2028	PreferredStock	Preferred Class	Equity
PRIFpJ	Priority Income Fund, Inc. 6.000% Series J Term Preferred Stock due 2028	PreferredStock	Preferred Class	Equity
PRIFpK	Priority Income Fund, Inc. 7.000% Series K Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
PRIFpL	Priority Income Fund, Inc. 6.375% Series L Term Preferred Stock Due 2029	PreferredStock	Preferred Class	Equity
PRIM	Primoris Services Corp COM USD.0001	CommonStock		Equity
PRK	Park National Corporation Common Stock	CommonStock		Equity
PRLB	Proto Labs, Inc. Common Stock	CommonStock		Equity
PRLD	Prelude Therapeutics Inc COM	CommonStock		Equity
PRLH	Pearl Holdings Acquisition Corp ORD SHS CL A	CommonStock		Equity
PRLHU	Pearl Holdings Acquisition Corp UNITS	Unit		Equity
PRLHW	Pearl Holdings Acquisition Corp WRTTS	Warrant		Equity
PRM	Perimeter Solutions, SA Ordinary Shares	CommonStock		Equity
PRMW	Primo Water Corporation Common Shares	CommonStock		Equity
PRN	Invesco DWA Industrials Momentum ETF INDSTLS SECT	ExchangeTradedFund		Equity
PRNT	ARK 3D Printing ETF ETF	ExchangeTradedFund		Equity
PRO	PROS Holdings, Inc. Common Stock	CommonStock		Equity
PROC	Procaps Group SA ORD	CommonStock		Equity
PROCW	Procaps Group SA WT EXP 040125	Warrant		Equity
PROF	Profound Medical Corp COM	CommonStock		Equity
PROV	Provident Financial Holdings Inc COM USD.01	CommonStock		Equity
PRPB	CC Neuberger Principal Holdings II Class A Ordinary Shares	CommonStock		Equity
PRPB.U	CC Neuberger Principal Holdings II Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
PRPB.WS	CC Neuberger Principal Holdings II Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PRPC	CC Neuberger Principal Holdings III Class A Ordinary Shares	CommonStock		Equity
PRPC.U	CC Neuberger Principal Holdings III Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
PRPC.WS	CC Neuberger Principal Holdings III Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PRPH	ProPhase Labs Inc COM USD.001	CommonStock		Equity
PRPL	Purple Innovation Inc COM CL A USD.0001	CommonStock		Equity
PRPO	Precipio Inc COM USD.01	CommonStock		Equity
PRQR	ProQR Therapeutics NV ORD EUR	CommonStock		Equity
PRS	Prudential Financial, Inc. 5.625% Junior Subordinated Notes due 2058	StructuredProduct		Equity
PRSO	Peraso Inc COM	CommonStock		Equity
PRSR	Prospector Capital Corp COM CL A	CommonStock		Equity
PRSRU	Prospector Capital Corp UNIT	Unit		Equity
PRSRW	Prospector Capital Corp WT EX	Warrant		Equity
PRT	PermRock Royalty Trust Trust Units representing beneficial interests in the Trust	CommonStock		Equity
PRTA	Prothena Corp Plc ORD NPV	CommonStock		Equity
PRTC	PureTech Health PLC ADR	AdrCommon		Equity
PRTG	Portage Biotech Inc COM	CommonStock		Equity
PRTH	Priority Technology Holdings Inc COM	CommonStock		Equity
PRTK	Paratek Pharmaceuticals Inc COM USD.001	CommonStock		Equity
PRTS	CarParts.com Inc COM USD.001	CommonStock		Equity
PRTY	Party City Holdco Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
PRU	Prudential Financial, Inc. Common Stock	CommonStock		Equity
PRVA	Privia Health Group Inc COM	CommonStock		Equity
PRVB	Provention Bio Inc COM USD 0.0001	CommonStock		Equity
PSA	Public Storage Common Stock	CommonStock		Equity
PSAG	Property Solutions Acquisition Corp II COM CL A	CommonStock		Equity
PSAGU	Property Solutions Acquisition Corp II UNITS	Unit		Equity
PSAGW	Property Solutions Acquisition Corp II WT EXP 030126	Warrant		Equity
PSApF	Public Storage Depositary Shares Each Representing 1/1,000 of a 5.15% Cumulative Preferred Share of Beneficial Interest, Series F, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApG	Public Storage Depositary Shares Each Representing 1/1,000 of a 5.05% Cumulative Preferred Share of Beneficial Interest, Series G, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApH	Public Storage Depositary Shares Each Representing 1/1000 of a 5.60% Cumulative Preferred Share of Beneficial Interest, Series H	PreferredStock	Preferred Class	Equity
PSApI	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.875% Cumulative Preferred Share of Beneficial Interest, Series I, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApJ	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.700% Cumulative Preferred Share of Beneficial Interest, Series J, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApK	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.75% Cumulative Preferred Share of Beneficial Interest, Series K	PreferredStock	Preferred Class	Equity
PSApL	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.625% Cumulative Preferred Share of Beneficial Interest, Series L, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApM	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.125% Cumulative Preferred Share of Beneficial Interest, Series M	PreferredStock	Preferred Class	Equity
PSApN	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.875% Cumulative Preferred Share of Beneficial Interest, Series N	PreferredStock	Preferred Class	Equity
PSApO	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.900% Cumulative Preferred Share of Beneficial Interest, Series O	PreferredStock	Preferred Class	Equity
PSApP	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.000% Cumulative Preferred Share of Benecial Interest, Series P	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
PSApQ	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.950% Cumulative Preferred Share of Beneficial Interest, Series Q, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApR	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.00% Cumulative Preferred Share of Benecial Interest, Series R	PreferredStock	Preferred Class	Equity
PSApS	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.100% Cumulative Preferred Share of Beneficial Interest, Series S	PreferredStock	Preferred Class	Equity
PSB	PS Business Parks, Inc. Common Stock	CommonStock		Equity
PSBpX	PS Business Parks, Inc. Depositary Shares Each Representing 1/1,000 of a Share of 5.25% Cumulative Preferred Stock, Series X, par value $.01 per share	PreferredStock	Preferred Class	Equity
PSBpY	PS Business Parks, Inc. Depositary Shares Each Representing 1/1,000 of a Share of 5.20% Cumulative Preferred Stock, Series Y, par value $.01 per share,	PreferredStock	Preferred Class	Equity
PSBpZ	PS Business Parks, Inc. Depositary Shares Each Representing 1/1000 of a Share of 4.875% Cumulative Preferred Stock, Series Z , par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSC	Principal U.S. Small-Cap Multi-Factor ETF ETF	ExchangeTradedFund		Equity
PSCC	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Consumer Staples ETF ETF	ExchangeTradedFund		Equity
PSCD	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Consumer Discretionary ETF ETF	ExchangeTradedFund		Equity
PSCE	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Energy ETF ETF	ExchangeTradedFund		Equity
PSCF	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Financials ETF ETF	ExchangeTradedFund		Equity
PSCH	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Health Care ETF ETF	ExchangeTradedFund		Equity
PSCI	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Industrials ETF ETF	ExchangeTradedFund		Equity
PSCJ	Pacer Swan SOS Conservative (July) ETF ETF	ExchangeTradedFund		Equity
PSCM	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Materials ETF ETF	ExchangeTradedFund		Equity
PSCQ	Pacer Swan SOS Conservative (October) ETF ETF	ExchangeTradedFund		Equity
PSCT	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Information Technology ETF ETF	ExchangeTradedFund		Equity
PSCU	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Utilities & Communication Services ETF ETF	ExchangeTradedFund		Equity
PSCW	Pacer Swan SOS Conservative (April) ETF ETF	ExchangeTradedFund		Equity
PSCX	Pacer Swan SOS Conservative (December) ETF ETF	ExchangeTradedFund		Equity
PSDN	AdvisorShares Trust AdvisorShares Poseidon Dynamic Cannabis ETF	ExchangeTradedFund		Equity
PSEC	Prospect Capital Corp COM USD.001	CommonStock		Equity
PSECpA	Prospect Capital Corporation 5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
PSEP	Innovator U.S. Equity Power Buffer ETF - September ETF	ExchangeTradedFund		Equity
PSET	Principal Exchange-Traded Funds Principal Quality ETF ETF	ExchangeTradedFund		Equity
PSF	Cohen & Steers Select Preferred and Income Fund, Inc. Common Shares, $.001 par value	CommonStock		Equity
PSFD	Pacer Swan SOS Flex (December) ETF ETF	ExchangeTradedFund		Equity
PSFE	Paysafe Limited Common Shares	CommonStock		Equity
PSFE.WS	Paysafe Limited Warrants, exercisable for one Common Share of Paysafe Limited at a price of $11.50 per share	Warrant	Warrants	Equity
PSFF	Pacer Swan SOS Flex (December) ETF ETF	ExchangeTradedFund		Equity
PSFJ	Pacer Swan SOS Flex (July) ETF ETF	ExchangeTradedFund		Equity
PSFM	Pacer Swan SOS Flex (April) ETF ETF	ExchangeTradedFund		Equity
PSFO	Pacer Swan SOS Flex (October) ETF ETF	ExchangeTradedFund		Equity
PSHG	Performance Shippping Inc COM USD.01	CommonStock		Equity
PSI	Invesco Exchange-Traded Fund Trust Invesco Dynamic Semiconductors ETF	ExchangeTradedFund		Equity
PSIL	AdvisorShares Trust AdvisorShares Psychedelics ETF	ExchangeTradedFund		Equity
PSJ	Invesco Exchange-Traded Fund Trust Invesco Dynamic Software ETF	ExchangeTradedFund		Equity
PSK	SPDR Series Trust SPDR ICE Preferred Securities ETF	ExchangeTradedFund		Equity
PSL	Invesco Exchange-Traded Fund Trust Invesco DWA Consumer Staples Momentum ETF CONSM STPLS	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
PSLV	Sprott Physical Silver Trust Units	ExchangeTradedVehicle		Equity
PSMB	Invesco Balanced Multi-Asset Allocation ETF ETF	ExchangeTradedFund		Equity
PSMC	Invesco Conservative Multi-Asset Allocation ETF ETF	ExchangeTradedFund		Equity
PSMD	Pacer Swan SOS Moderate (December) ETF ETF	ExchangeTradedFund		Equity
PSMG	Invesco Growth Multi-Asset Allocation ETF ETF	ExchangeTradedFund		Equity
PSMJ	Pacer Swan SOS Moderate (July) ETF ETF	ExchangeTradedFund		Equity
PSMM	Invesco Moderately Conservative Multi-Asset Allocation ETF ETF	ExchangeTradedFund		Equity
PSMO	Pacer Swan SOS Moderate (October) ETF ETF	ExchangeTradedFund		Equity
PSMR	Pacer Swan SOS Moderate (April) ETF ETF	ExchangeTradedFund		Equity
PSMT	PriceSmart Inc COM USD.0001	CommonStock		Equity
PSN	Parsons Corporation Common Stock	CommonStock		Equity
PSNL	Personalis Inc COM	CommonStock		Equity
PSO	Pearson Plc American Depositary Shares(Each representing One Ordinary Share)	AdrCommon		Equity
PSP	Invesco Exchange-Traded Fund Trust Invesco Global Listed Private Equity ETF	ExchangeTradedFund		Equity
PSPC	Post Holdings Partnering Corporation Series A Common Stock	CommonStock		Equity
PSPC.U	Post Holdings Partnering Corporation Units, each consisting of one share of Series A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
PSPC.WS	Post Holdings Partnering Corporation Redeemable Warrants, each whole warrant exercisable for one share of Series A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
PSQ	ProShares Trust ProShares Short QQQ	ExchangeTradedFund		Equity
PSR	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Active U.S. Real Estate ETF	ExchangeTradedFund		Equity
PST	ProShares Trust ProShares UltraShort 7-10 Year Treasury	ExchangeTradedFund		Equity
PSTG	Pure Storage, Inc. Class A common stock	CommonStock		Equity
PSTH	Pershing Square Tontine Holdings, Ltd. Class A Common Stock	CommonStock		Equity
PSTH.WS	Pershing Square Tontine Holdings, Ltd. Warrants, exercisable for one share of Class A Common Stock for $23.00 per share	Warrant	Warrants	Equity
PSTI	Pluristem Therapeutics Inc COM	CommonStock		Equity
PSTL	Postal Realty Trust, Inc. Class A Common Stock	CommonStock		Equity
PSTP	Innovator ETFs Trust Innovator Power Buffer Step-Up Strategy ETF	ExchangeTradedFund		Equity
PSTV	Plus Therapeutics Inc SHS	CommonStock		Equity
PSTX	Poseida Therapeutics Inc COM	CommonStock		Equity
PSX	Phillips 66 Common Stock	CommonStock		Equity
PSY	ETF Series Solutions Defiance Next Gen Altered Experience ETF	ExchangeTradedFund		Equity
PSYK	ETF Series Solutions PSYK ETF	ExchangeTradedFund		Equity
PT	Pintec Technology Holdings Ltd ADR	AdrCommon		Equity
PTA	Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PTBD	Pacer Funds Trust Pacer Trendpilot US Bond ETF	ExchangeTradedFund		Equity
PTC	PTC Inc COM USD.01	CommonStock		Equity
PTCT	PTC Therapeutics Inc COM USD.001	CommonStock		Equity
PTE	PolarityTE Inc COM USD.001	CommonStock		Equity
PTEN	Patterson-UTI Energy Inc COM USD.01	CommonStock		Equity
PTEU	Pacer Trendpilot European Index ETF ETF	ExchangeTradedFund		Equity
PTF	Invesco Exchange-Traded Fund Trust Invesco DWA Technology Momentum ETF TECH SECTR	ExchangeTradedFund		Equity
PTGX	Protagonist Therapeutics Inc COM USD.00001	CommonStock		Equity
PTH	Invesco Exchange-Traded Fund Trust Invesco DWA Healthcare Momentum ETF HEALTHCR SECT	ExchangeTradedFund		Equity
PTIC	PropTech Investment Corporation II CL A	CommonStock		Equity
PTICU	PropTech Investment Corporation II UNITS	Unit		Equity
PTICW	PropTech Investment Corporation II WT EX 120827	Warrant		Equity
PTIN	Pacer Funds Trust Pacer Trendpilot International ETF	ExchangeTradedFund		Equity
PTIX	Protagenic Therapeutics Inc COM USD.01	CommonStock		Equity
PTIXW	Protagenic Therapeutics Inc WT EXP 041325	Warrant		Equity
PTLC	Pacer Trendpilot US Large Cap ETF ETF	ExchangeTradedFund		Equity
PTLO	Portillos Inc COM CL A USD0.01	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
PTMC	Pacer Trendpilot US Mid Cap ETF ETF	ExchangeTradedFund		Equity
PTMN	Portman Ridge Finance Corp COM USD.01	CommonStock		Equity
PTN	Palatin Technologies, Inc. Common Stock Par Value $.01	CommonStock		Equity
PTNQ	Pacer Trendpilot 100 ETF ETF	ExchangeTradedFund		Equity
PTNR	Partner Communications Co Ltd ADR	AdrCommon		Equity
PTOC	Pine Technology Acquisition Corp COM CL A	CommonStock		Equity
PTOCU	Pine Technology Acquisition Corp UNITS	Unit		Equity
PTOCW	Pine Technology Acquisition Corp WT EXP 033128	Warrant		Equity
PTON	Peloton Interactive Inc COM CL A USD0.000025	CommonStock		Equity
PTPI	Petros Pharmaceuticals Inc COM	CommonStock		Equity
PTR	Petrochina Company Limited American Depositary Shares(each representing 100 H Shares, Par Share)	AdrCommon		Equity
PTRA	Proterra Inc COM	CommonStock		Equity
PTRB	PGIM ETF Trust PGIM Total Return Bond ETF	ExchangeTradedFund		Equity
PTRS	Partners Bancorp COM	CommonStock		Equity
PTSI	P.A.M. Transportation Services Inc COM USD.01	CommonStock		Equity
PTVE	Pactiv Evergreen Inc COM	CommonStock		Equity
PTY	PIMCO Corporate & Income Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
PUBM	PubMatic Inc COM CL A	CommonStock		Equity
PUCK	Goal Acquisitions Corp COM	CommonStock		Equity
PUCKU	Goal Acquisitions Corp UNITS	Unit		Equity
PUCKW	Goal Acquisitions Corp WTS	Warrant		Equity
PUI	Invesco Exchange-Traded Fund Trust Invesco DWA Utilities Momentum ETF DYN UTIL PORTF	ExchangeTradedFund		Equity
PUK	Prudential plc American Depositary Shares (Each representing Two Ordinary Shares)	AdrCommon		Equity
PULM	Pulmatrix Inc COM NPV	CommonStock		Equity
PULS	PGIM ETF Trust PGIM Ultra Short Bond ETF	ExchangeTradedFund		Equity
PUMP	ProPetro Holding Corp. Common Stock, par value $0.001 per share	CommonStock		Equity
PUNK	Subversive Metaverse ETF ETF	ExchangeTradedFund		Equity
PUTW	WisdomTree Trust WisdomTree CBOE S&P 500 PutWrite Strategy Fund	ExchangeTradedFund		Equity
PUYI	Puyi Inc ADS	AdrCommon		Equity
PV	Primavera Capital Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
PV.U	Primavera Capital Acquisition Corporation Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
PV.WS	Primavera Capital Acquisition Corporation Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PVAL	Putnam ETF Trust Putnam Focused Large Cap Value ETF	ExchangeTradedFund		Equity
PVBC	Provident Bancorp Inc COM	CommonStock		Equity
PVH	PVH Corp. Common Stock	CommonStock		Equity
PVI	Invesco Exchange-Traded Fund Trust II Invesco VRDO Tax-Free ETF	ExchangeTradedFund		Equity
PVL	Permianville Royalty Trust Trust Units representing beneficial interests in the trust	CommonStock		Equity
PW	Power REIT Common Shares of Beneficial Interest	CommonStock		Equity
PWB	Invesco Exchange-Traded Fund Trust Invesco Dynamic Large Cap Growth ETF	ExchangeTradedFund		Equity
PWC	Invesco Exchange-Traded Fund Trust Invesco Dynamic Market ETF	ExchangeTradedFund		Equity
PWFL	PowerFleet Inc COM USD.01	CommonStock		Equity
PWOD	Penns Woods Bancorp Inc COM USD10.	CommonStock		Equity
PWP	Perella Weinberg Partners COM CL A	CommonStock		Equity
PWPPW	Perella Weinberg Partners WT EXP	Warrant		Equity
PWR	Quanta Services, Inc. Common Stock	CommonStock		Equity
PWS	Pacer Funds Trust - Pacer Wealth Shield ETF ETF	ExchangeTradedFund		Equity
PWSC	PowerSchool Holdings, Inc. Class A Common Stock	CommonStock		Equity
PWUP	PowerUp Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
PWUPU	PowerUp Acquisition Corp UNITS	Unit		Equity
PWUPW	PowerUp Acquisition Corp WT EXP 052328	Warrant		Equity
PWV	Invesco Exchange-Traded Fund Trust Invesco Dynamic Large Cap Value ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
PWZ	Invesco Exchange-Traded Fund Trust II Invesco California AMT-Free Municipal Bond ETF	ExchangeTradedFund		Equity
PWpA	Power REIT 7.75% Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25.00 per Share	PreferredStock	Preferred Class	Equity
PX	P10, Inc. Class A Common Stock	CommonStock		Equity
PXD	Pioneer Natural Resources Company Common Stock	CommonStock		Equity
PXE	Invesco Exchange-Traded Fund Trust Invesco Dynamic Energy Exploration & Production ETF	ExchangeTradedFund		Equity
PXF	Invesco Exchange-Traded Fund Trust II Invesco FTSE RAFI Developed Markets ex-U.S. ETF	ExchangeTradedFund		Equity
PXH	Invesco Exchange-Traded Fund Trust II Invesco FTSE RAFI Emerging Markets ETF	ExchangeTradedFund		Equity
PXI	Invesco Exchange-Traded Fund Trust Invesco DWA Energy Momentum ETF ENERGY SECT	ExchangeTradedFund		Equity
PXJ	Invesco Exchange-Traded Fund Trust Invesco Dynamic Oil & Gas Services ETF	ExchangeTradedFund		Equity
PXLW	Pixelworks Inc COM USD.001	CommonStock		Equity
PXQ	Invesco Exchange-Traded Fund Trust Invesco Dynamic Networking ETF	ExchangeTradedFund		Equity
PXS	Pyxis Tankers Inc COM USD.001	CommonStock		Equity
PXSAP	Pyxis Tankers Inc 8.25% CUM PPFD A	PreferredStock		Equity
PXSAW	Pyxis Tankers Inc WT EXP 091525	Warrant		Equity
PXUS	PRINCIPAL INTERNATIONAL ADAPTIVE MULTI-FACTOR ETF ETF	ExchangeTradedFund		Equity
PY	Principal Exchange-Traded Funds Principal Value ETF ETF	ExchangeTradedFund		Equity
PYCR	Paycor HCM Inc COM	CommonStock		Equity
PYN	PIMCO New York Municipal Income Fund III Common Shares of Beneficial Interest	CommonStock		Equity
PYPD	PolyPid Ltd COM NPV	CommonStock		Equity
PYPE	UBS AG ETRACS NYSE Pickens Core Midstream Index ETN due August 20, 2048	ExchangeTradedNote		Equity
PYPL	PayPal Holdings Inc COM USD.0001	CommonStock		Equity
PYR	PyroGenesis Canada Inc COM NPV	CommonStock		Equity
PYS	Merrill Lynch Depositor, Inc. PPLUS Class A 6.30% Callable Trust Certificates, Series RRD-1 (Issued by R.R. Donnelley & Sons Company)	StructuredProduct		Equity
PYT	Merrill Lynch Depositor, Inc. PPLUS Floating Rate Callable Trust Certificates, Series GSC-2 (Issued by Goldman Sachs Capital I)	StructuredProduct		Equity
PYXS	Pyxis Oncology Inc COM USD0.001	CommonStock		Equity
PYZ	Invesco Exchange-Traded Fund Trust Invesco DWA Basic Materials Momentum ETF BASIC MATRL	ExchangeTradedFund		Equity
PZA	Invesco Exchange-Traded Fund Trust II Invesco National AMT-Free Municipal Bond ETF	ExchangeTradedFund		Equity
PZC	PIMCO California Municipal Income Fund III Common Shares of Beneficial Interest	CommonStock		Equity
PZG	Paramount Gold Nevada Corp. Common Stock $0.01 par value	CommonStock		Equity
PZN	Pzena Investment Management, Inc. Class A Common Stock	CommonStock		Equity
PZT	Invesco Exchange-Traded Fund Trust II Invesco New York AMT-Free Municipal Bond ETF	ExchangeTradedFund		Equity
PZZA	Papa John's International Inc COM USD.01	CommonStock		Equity
QABA	First Trust NASDAQ ABA Community Bank Index Fund ETF	ExchangeTradedFund		Equity
QAI	IndexIQ ETF Trust IQ Hedge Multi-Strategy Tracker ETF	ExchangeTradedFund		Equity
QARP	DBX ETF Trust Xtrackers Russell 1000 US Quality at a Reasonable Price ETF	ExchangeTradedFund		Equity
QAT	iShares Trust - iShares MSCI Qatar Capped ETF ETF	ExchangeTradedFund		Equity
QCLN	First Trust NASDAQ Clean Edge Green Energy Index ETF CLEAN EDGE LIQUID	ExchangeTradedFund		Equity
QCLR	Global X NASDAQ 100 Collar 95-110 ETF ETF	ExchangeTradedFund		Equity
QCOM	QUALCOMM Inc. COM USD.0001	CommonStock		Equity
QCON	American Century Quality Convertible Securities ETF ETF	ExchangeTradedFund		Equity
QCRH	QCR Holdings Inc COM USD1	CommonStock		Equity
QD	Qudian Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
QDEC	FT Cboe Vest Nasdaq-100 Buffer ETF - December ETF	ExchangeTradedFund		Equity
QDEF	FlexShares Trust FlexShares Quality Dividend Defensive Index Fund	ExchangeTradedFund		Equity
QDEL	QuidelOrtho Corporation COM NPV	CommonStock		Equity
QDF	FlexShares Trust FlexShares Quality Dividend Index Fund	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
QDIV	Global X Funds Global X S&P 500 Quality Dividend ETF	ExchangeTradedFund		Equity
QDPL	Pacer Funds Trust Pacer Metaurus US Large Cap Dividend Multiplier 400 ETF	ExchangeTradedFund		Equity
QDYN	FlexShares Trust FlexShares Quality Dividend Dynamic Index Fund	ExchangeTradedFund		Equity
QED	IndexIQ ETF Trust IQ Hedge Event-Driven Tracker ETF	ExchangeTradedFund		Equity
QEFA	SPDR Index Shares Funds SPDR MSCI EAFE StrategicFactors ETF	ExchangeTradedFund		Equity
QEMM	SPDR Index Shares Funds SPDR MSCI Emerging Markets StrategicFactors ETF	ExchangeTradedFund		Equity
QFIN	360 Digitech Inc ADS	AdrCommon		Equity
QFTA	Quantum FinTech Acquisition Corporation Common Stock	CommonStock		Equity
QFTA.U	Quantum FinTech Acquisition Corporation Units, each consisting of one share of Common Stock and one Warrant	Unit	Units	Equity
QFTA.WS	Quantum FinTech Acquisition Corporation Warrants, each warrant exercisable for one-half of one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
QGEN	QIAGEN N.V. Common Shares	CommonStock		Equity
QGRO	American Century ETF Trust American Century STOXX U.S. Quality Growth ETF	ExchangeTradedFund		Equity
QH	Quhuo Ltd ADR	AdrCommon		Equity
QID	ProShares Trust ProShares UltraShort QQQ	ExchangeTradedFund		Equity
QINT	American Century ETF Trust American Century Quality Diversified International ETF	ExchangeTradedFund		Equity
QIPT	Quipt Home Medical Corp COM	CommonStock		Equity
QJUN	FT Cboe Vest Nasdaq-100 Buffer ETF - June ETF	ExchangeTradedFund		Equity
QK	Q&K International Group Ltd ADS	AdrCommon		Equity
QLC	FlexShares US Quality Large Cap Index Fund	ExchangeTradedFund		Equity
QLD	ProShares Trust ProShares Ultra QQQ	ExchangeTradedFund		Equity
QLGN	Qualigen Therapeutics Inc COM USD.001	CommonStock		Equity
QLI	Qilian International Holding Group Ltd COM	CommonStock		Equity
QLS	IndexIQ ETF Trust IQ Hedge Long/Short Tracker ETF	ExchangeTradedFund		Equity
QLTA	iShares Trust iShares Aaa - A Rated Corporate Bond ETF	ExchangeTradedFund		Equity
QLV	FlexShares Trust FlexShares US Quality Low Volatility Index Fund	ExchangeTradedFund		Equity
QLVD	FlexShares Trust FlexShares Developed Markets ex-US Quality Low Volatility Index Fund	ExchangeTradedFund		Equity
QLVE	FlexShares Trust FlexShares Emerging Markets Quality Low Volatility Index Fund	ExchangeTradedFund		Equity
QLYS	Qualys Inc COM USD0.001	CommonStock		Equity
QMAR	FT Cboe Vest Nasdaq-100 Buffer ETF - March ETF	ExchangeTradedFund		Equity
QMCO	Quantum Corp COM DSSG	CommonStock		Equity
QMN	IndexIQ ETF Trust IQ Hedge Market Neutral Tracker ETF	ExchangeTradedFund		Equity
QMOM	Alpha Architect U.S. Quantitative Momentum ETF ETF	ExchangeTradedFund		Equity
QNGY	Quanergy Systems, Inc. Common Stock	CommonStock		Equity
QNGY.WS	Quanergy Systems, Inc. Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
QNRX	Cellect Biotechnology Ltd. SPON ADS	AdrCommon		Equity
QNST	QuinStreet Inc COM USD.001	CommonStock		Equity
QPFF	American Century Quality Preferred ETF ETF	ExchangeTradedFund		Equity
QPT	AdvisorShares Trust AdvisorShares Q Portfolio Blended Allocation ETF	ExchangeTradedFund		Equity
QPX	AdvisorShares Trust AdvisorShares Q Dynamic Growth ETF	ExchangeTradedFund		Equity
QQC	Simplify Nasdaq 100 PLUS Convexity ETF ETF	ExchangeTradedFund		Equity
QQD	Simplify Nasdaq 100 PLUS Downside Convexity ETF ETF	ExchangeTradedFund		Equity
QQEW	First Trust NASDAQ-100 Equal Weighted Index Fund SHS	ExchangeTradedFund		Equity
QQH	Northern Lights Fund Trust III HCM Defender 100 Index ETF	ExchangeTradedFund		Equity
QQJG	Invesco ESG NASDAQ Next Gen 100 ETF ETF	ExchangeTradedFund		Equity
QQMG	Invesco ESG NASDAQ 100 ETF ETF	ExchangeTradedFund		Equity
QQQ	Invesco QQQ Trust Series 1 UNIT SER 1	ExchangeTradedFund		Equity
QQQA	Proshares Nasdaq-100 Dorsey Wright Momentum ETF ETF	ExchangeTradedFund		Equity
QQQE	Direxion Shares ETF Trust Direxion Nasdaq-100 Equal Weighted Index Shares	ExchangeTradedFund		Equity
QQQJ	Invesco NASDAQ Next Gen 100 ETF ETF	ExchangeTradedFund		Equity
QQQM	Invesco NASDAQ 100 ETF ETF	ExchangeTradedFund		Equity
QQQN	VictoryShares Nasdaq Next 50 ETF ETF	ExchangeTradedFund		Equity
QQQX	Nuveen Nasdaq 100 Dynamic Overwrite Fund CLOSED END	Fund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
QQXT	First Trust NASDAQ-100 Ex-Technology Sector Index ETF NASDAQ-100 EX-TECH	ExchangeTradedFund		Equity
QRFT	Exchange Listed Funds Trust QRAFT AI-Enhanced US Large Cap ETF	ExchangeTradedFund		Equity
QRHC	Quest Resource Holding Corp COM USD.001	CommonStock		Equity
QRMI	Global X NASDAQ 100 Risk Managed Income ETF ETF	ExchangeTradedFund		Equity
QRTEA	Qurate Retail Inc INT COM SER A	CommonStock		Equity
QRTEB	Qurate Retail Inc INT COM SER B	CommonStock		Equity
QRTEP	Qurate Retail Inc 8.0 CUM PFD REDA	PreferredStock		Equity
QRVO	Qorvo Inc COM NPV	CommonStock		Equity
QS	QuantumScape Corporation Class A Common Stock	CommonStock		Equity
QSI	Quantum-Si Incorporated COM CL A	CommonStock		Equity
QSIAW	Quantum-Si Incorporated WT EXP 061026	Warrant		Equity
QSPT	FT Cboe Vest Nasdaq-100 Buffer ETF - September ETF	ExchangeTradedFund		Equity
QSR	Restaurant Brands International Inc. Common Share	CommonStock		Equity
QSWN	Amplify ETF Trust Amplify BlackSwan Tech & Treasury ETF	ExchangeTradedFund		Equity
QTAP	Innovator Growth Accelerated Plus ETF ETF	ExchangeTradedFund		Equity
QTEC	First Trust NASDAQ-100 Technology Sector Index Fund SHS	ExchangeTradedFund		Equity
QTEK	QualTek Services Inc CL A COM	CommonStock		Equity
QTEKW	QualTek Services Inc WT EXP 021427	Warrant		Equity
QTJA	Innovator Growth Accelerated Plus ETF - January ETF	ExchangeTradedFund		Equity
QTJL	Innovator Growth Accelerated Plus ETF ETF	ExchangeTradedFund		Equity
QTNT	Quotient Ltd ORD SHS	CommonStock		Equity
QTOC	Innovator Growth Accelerated Plus ETF - October ETF	ExchangeTradedFund		Equity
QTR	Global X NASDAQ 100 Tail Risk ETF ETF	ExchangeTradedFund		Equity
QTRX	Quanterix Corp COM	CommonStock		Equity
QTT	Qutoutiao Inc ADR	AdrCommon		Equity
QTUM	ETF Series Solutions Defiance Quantum ETF	ExchangeTradedFund		Equity
QTWO	Q2 Holdings, Inc. Common Stock, $0.0001 par value	CommonStock		Equity
QUAD	Quad/Graphics, Inc. Class A Common Stock	CommonStock		Equity
QUAL	iShares MSCI USA Quality Factor ETF ETF	ExchangeTradedFund		Equity
QUBT	Quantum Computing Inc COM	CommonStock		Equity
QUIK	QuickLogic Corp COM USD.001	CommonStock		Equity
QULL	UBS AG ETRACS 2x Leveraged MSCI US Quality Factor TR ETN	ExchangeTradedNote		Equity
QUMU	Qumu Corp COM USD.01	CommonStock		Equity
QUOT	Quotient Technology Inc. Common Stock	CommonStock		Equity
QURE	UniQure NV ORD EUR.01	CommonStock		Equity
QUS	SPDR Series Trust SPDR MSCI USA StrategicFactors ETF	ExchangeTradedFund		Equity
QVAL	Alpha Architect U.S. Quantitative Value ETF ETF	ExchangeTradedFund		Equity
QVCC	QVC, Inc. 6.250% Senior Secured Notes due 2068	StructuredProduct		Equity
QVCD	QVC, Inc. 6.375% Senior Secured Notes due 2067	StructuredProduct		Equity
QVML	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 QVM Multi-factor ETF	ExchangeTradedFund		Equity
QVMM	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap 400 QVM Multi-factor ETF	ExchangeTradedFund		Equity
QVMS	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap 600 QVM Multi-factor ETF	ExchangeTradedFund		Equity
QWLD	SPDR Index Shares Funds SPDR MSCI World StrategicFactors ETF	ExchangeTradedFund		Equity
QYLD	Global X NASDAQ-100 Covered Call ETF ETF	ExchangeTradedFund		Equity
QYLG	Global X Nasdaq 100 Covered Call & Growth ETF ETF	ExchangeTradedFund		Equity
R	Ryder System, Inc. Common Stock	CommonStock		Equity
RA	Brookfield Real Assets Income Fund Inc. Shares of Common Stock	CommonStock		Equity
RAAS	Cloopen Group Holding Limited American Depositary Shares, each representing two Class A Ordinary Shares	AdrCommon		Equity
RAAX	VanEck ETF Trust VanEck Inflation Allocation ETF	ExchangeTradedFund		Equity
RACB	Research Alliance Corp II COM CL A	CommonStock		Equity
RACE	Ferrari N.V. Common Shares	CommonStock		Equity
RACY	Relativity Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
RACYU	Relativity Acquisition Corp UNITS	Unit		Equity
RACYW	Relativity Acquisition Corp WT EXP 121529	Warrant		Equity
RAD	Rite Aid Corporation Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
RADA	RADA Electronic Industries Ltd ORD ILS.015	CommonStock		Equity
RADI	Radius Global Infrastructure Inc COM	CommonStock		Equity
RAFE	PIMCO Equity Series PIMCO RAFI ESG U.S. ETF	ExchangeTradedFund		Equity
RAIL	FreightCar America Inc COM USD.01	CommonStock		Equity
RAIN	Rain Therapeutics Inc COM	CommonStock		Equity
RAM	Aries I Acquisition Corp ORD CL A	CommonStock		Equity
RAMMU	Aries I Acquisition Corp UNITS	Unit		Equity
RAMMW	Aries I Acquisition Corp WRRTS	Warrant		Equity
RAMP	LiveRamp Holdings, Inc. Common Stock	CommonStock		Equity
RAND	Rand Capital Corp COM USD.1	CommonStock		Equity
RANI	Rani Therapeutics Holdings Inc COM CL A	CommonStock		Equity
RAPT	RAPT Therapeutics Inc COM	CommonStock		Equity
RARE	Ultragenyx Pharmaceutical Inc COM USD.001	CommonStock		Equity
RAVE	Rave Restaurant Group Inc COM USD.01	CommonStock		Equity
RAVI	FlexShares Trust FlexShares Ready Access Variable Income Fund	ExchangeTradedFund		Equity
RAYC	The Advisors Inner Circle Fund III Rayliant Quantamental China Equity ETF	ExchangeTradedFund		Equity
RAYD	The Advisors Inner Circle Fund III Rayliant Quantitative Developed Market Equity ETF	ExchangeTradedFund		Equity
RAYE	The Advisors Inner Circle Fund III Rayliant Quantamental Emerging Market Equity ETF	ExchangeTradedFund		Equity
RAYS	Global X Solar ETF ETF	ExchangeTradedFund		Equity
RBA	Ritchie Bros. Auctioneers Incorporated Common Stock	CommonStock		Equity
RBAC	RedBall Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
RBAC.U	RedBall Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
RBAC.WS	RedBall Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
RBB	RBB Bancorp COM NPV	CommonStock		Equity
RBBN	Ribbon Communications Inc COM USD.001	CommonStock		Equity
RBCAA	Republic Bancorp Inc CL A COM NPV	CommonStock		Equity
RBCN	Rubicon Technology Inc COM USD.001	CommonStock		Equity
RBKB	Rhinebeck Bancorp Inc COM	CommonStock		Equity
RBLX	Roblox Corporation Class A Common Stock	CommonStock		Equity
RBND	SPDR Series Trust SPDR Bloomberg SASB Corporate Bond ESG Select ETF	ExchangeTradedFund		Equity
RBOT	Vicarious Surgical Inc. Class A Common Stock	CommonStock		Equity
RBOT.WS	Vicarious Surgical Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
RC	Ready Capital Corporation Common Stock	CommonStock		Equity
RCA	Ready Capital Corporation 7.00% Convertible Senior Notes due 2023	StructuredProduct		Equity
RCAC	Revelstone Capital Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
RCACU	Revelstone Capital Acquisition Corp UNITS	Unit		Equity
RCACW	Revelstone Capital Acquisition Corp WT EXP 091526	Warrant		Equity
RCAT	Red Cat Holdings Inc COM	CommonStock		Equity
RCB	Ready Capital Corporation 6.20% Senior Notes due 2026	StructuredProduct		Equity
RCC	Ready Capital Corporation 5.75% Senior Notes due 2026	StructuredProduct		Equity
RCD	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Consumer Discretionary ETF	ExchangeTradedFund		Equity
RCEL	AVITA Medical Inc COM	AdrCommon		Equity
RCFA	RCF Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
RCFA.U	RCF Acquisition Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
RCFA.WS	RCF Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
RCG	RENN Fund Inc. Common Stock	CommonStock		Equity
RCHG	Recharge Acquisition Corp COM CL A	CommonStock		Equity
RCHGU	Recharge Acquisition Corp UNIT	Unit		Equity
RCHGW	Recharge Acquisition Corp WT EXP 100527	Warrant		Equity
RCI	Rogers Communications Inc. Class B Non-Voting Shares	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
RCII	Rent-A-Center Inc COM USD.01	CommonStock		Equity
RCKT	Rocket Pharmaceuticals Inc COM USD.01	CommonStock		Equity
RCKY	Rocky Brands Inc COM NPV	CommonStock		Equity
RCL	Royal Caribbean Group Common Stock	CommonStock		Equity
RCLF	Rosecliff Acquisition Corp I COM CL A	CommonStock		Equity
RCLFU	Rosecliff Acquisition Corp I UNITS	Unit		Equity
RCLFW	Rosecliff Acquisition Corp I WT EXP 021126	Warrant		Equity
RCM	R1 RCM INC COM USD.01	CommonStock		Equity
RCMT	RCM Technologies Inc COM USD.05	CommonStock		Equity
RCON	Recon Technology Ltd ORD CL A USD.01	CommonStock		Equity
RCOR	Renovacor, Inc Common Stock	CommonStock		Equity
RCOR.WS	Renovacor, Inc Warrants, entitling the holder thereof to purchase one-half (1/2) of a share of common stock at a price of $11.50 per whole share	Warrant	Warrants	Equity
RCRT	Recruiter.com Group Inc COM	CommonStock		Equity
RCRTW	Recruiter.com Group Inc WT EXP 060126	Warrant		Equity
RCS	PIMCO Strategic Income Fund, Inc. Common Stock	CommonStock		Equity
RCUS	Arcus Biosciences, Inc. Common Stock	CommonStock		Equity
RCpC	Ready Capital Corporation 6.25% Series C Cumulative Convertible Preferred Stock	PreferredStock	Preferred Class	Equity
RCpE	Ready Capital Corporation 6.50% Series E Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
RDBX	Redbox Entertainment Inc COM CL A	CommonStock		Equity
RDBXW	Redbox Entertainment Inc WT EXP 121527	Warrant		Equity
RDCM	Radcom Ltd ORD NIS.05	CommonStock		Equity
RDFI	Rareview Dynamic Fixed Income ETF ETF	ExchangeTradedFund		Equity
RDFN	Redfin Corp COM 0.001USD	CommonStock		Equity
RDHL	Redhill Biopharma Ltd ADR	AdrCommon		Equity
RDI	Reading International Inc. CL A	CommonStock		Equity
RDIB	Reading International Inc. CL B	CommonStock		Equity
RDIV	Invesco Exchange-Traded Fund Trust II Invesco S&P Ultra Dividend Revenue ETF	ExchangeTradedFund		Equity
RDMX	SPDR Index Shares Funds SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF	ExchangeTradedFund		Equity
RDN	Radian Group Inc. Common Stock	CommonStock		Equity
RDNT	RadNet Inc COM USD.01	CommonStock		Equity
RDOG	ALPS ETF Trust ALPS REIT Dividend Dogs ETF	ExchangeTradedFund		Equity
RDUS	Radius Health Inc COM USD.001	CommonStock		Equity
RDVT	Red Violet Inc COM	CommonStock		Equity
RDVY	First Trust Rising Dividend Achievers ETF ETF	ExchangeTradedFund		Equity
RDW	Redwire Corporation Common Stock	CommonStock		Equity
RDW.WS	Redwire Corporation Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
RDWR	Radware Ltd ORD NIS.1	CommonStock		Equity
RDY	Dr. Reddy's Laboratories Limited American Depositary Shares (Each representing one equity share)	AdrCommon		Equity
RE	Everest Re Group, Ltd. Common Stock	CommonStock		Equity
REAL	RealReal Inc (The) COM	CommonStock		Equity
REAX	Real Brokerage Inc (The) COM	CommonStock		Equity
REC	Emles Real Estate Credit ETF ETF	ExchangeTradedFund		Equity
RECS	Columbia ETF Trust I Columbia Research Enhanced Core ETF	ExchangeTradedFund		Equity
REE	REE Automotive Ltd COM CL A	CommonStock		Equity
REEAW	REE Automotive Ltd WT EXP 072226	Warrant		Equity
REED	Reeds Inc COM	CommonStock		Equity
REET	iShares Trust iShares Global REIT ETF	ExchangeTradedFund		Equity
REFI	Chicago Atlantic Real Estate Finance Inc COM USD0.01	CommonStock		Equity
REFR	Research Frontiers Inc COM USD1.25	CommonStock		Equity
REG	Regency Centers Corp. COM USD.01	CommonStock		Equity
REGL	Proshares Trust - ProShares S&P MidCap 400 Dividend Aristocrats ETF ETF	ExchangeTradedFund		Equity
REGN	Regeneron Pharmaceuticals Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
REI	Ring Energy Inc. Common Stock	CommonStock		Equity
REIT	Alps Active REIT ETF ETF	ExchangeTradedFund		Equity
REK	ProShares Trust ProShares Short Real Estate	ExchangeTradedFund		Equity
REKR	Rekor Systems Inc COM	CommonStock		Equity
RELI	Reliance Global Group Inc COM	CommonStock		Equity
RELIW	Reliance Global Group Inc WT A EXP 020126	Warrant		Equity
RELL	Richardson Electronics Ltd COM USD.05	CommonStock		Equity
RELX	RELX PLC American Depositary Shares (Each representing One Ordinary Share)	AdrCommon		Equity
RELY	Remitly Global Inc COM USD0.0001	CommonStock		Equity
REM	iShares Mortgage Real Estate ETF ETF	ExchangeTradedFund		Equity
REMG	SPDR Index Shares Funds SPDR Bloomberg SASB Emerging Markets ESG Select ETF	ExchangeTradedFund		Equity
REMX	VanEck ETF Trust VanEck Rare Earth/Strategic Metals ETF	ExchangeTradedFund		Equity
RENEU	Cartesian Growth Corporation II UNITS	Unit		Equity
RENN	Renren Inc. American Depositary Share (each representing forty-five (45) Class A Ordinary Shares)	AdrCommon		Equity
RENT	Rent the Runway Inc COM CL A USD0.001	CommonStock		Equity
REPL	Replimune Group Inc COM	CommonStock		Equity
REPX	Riley Exploration Permian, Inc. Common Stock	CommonStock		Equity
RERE	ATRenew Inc. American Depositary Shares (every three of which representing two Class A ordinary shares)	AdrCommon		Equity
RES	RPC, Inc. Common Stock	CommonStock		Equity
RESD	WisdomTree International ESG Fund ETF	ExchangeTradedFund		Equity
RESE	WisdomTree Emerging Markets ESG Fund ETF	ExchangeTradedFund		Equity
RESI	Kelly Strategic ETF Trust Kelly Residential & Apartment Real Estate ETF	ExchangeTradedFund		Equity
RESP	WisdomTree Trust WisdomTree U.S. ESG Fund	ExchangeTradedFund		Equity
RETA	Reata Pharmaceuticals Inc CL A COM NPV	CommonStock		Equity
RETL	Direxion Shares ETF Trust Direxion Daily Retail Bull 3X Shares	ExchangeTradedFund		Equity
RETO	Reto Eco-Solutions Inc COM USD .001	CommonStock		Equity
REV	Revlon, Inc. Class A Common Stock	CommonStock		Equity
REVB	Revelation Biosciences Inc COM	CommonStock		Equity
REVBU	Revelation Biosciences Inc UNIT	Unit		Equity
REVBW	Revelation Biosciences Inc WT EXP 052527	Warrant		Equity
REVE	Alpine Acquisition Corp COM	CommonStock		Equity
REVEU	Alpine Acquisition Corp UNITS	Unit		Equity
REVEW	Alpine Acquisition Corp WT EXP 050126	Warrant		Equity
REVG	REV Group, Inc. Common Stock	CommonStock		Equity
REVH	Revolution Healthcare Acquisition Corp COM CL A	CommonStock		Equity
REVHU	Revolution Healthcare Acquisition Corp UNITS	Unit		Equity
REVHW	Revolution Healthcare Acquisition Corp WT EXP 123126	Warrant		Equity
REVS	Columbia ETF Trust I Columbia Research Enhanced Value ETF	ExchangeTradedFund		Equity
REW	ProShares Trust ProShares UltraShort Technology	ExchangeTradedFund		Equity
REX	REX American Resources Corporation Common Stock	CommonStock		Equity
REXR	Rexford Industrial Realty, Inc. Common Stock, $0.01 par value	CommonStock		Equity
REXRpB	Rexford Industrial Realty, Inc. 5.875% Series B Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
REXRpC	Rexford Industrial Realty, Inc. 5.625% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share	PreferredStock	Preferred Class	Equity
REYN	Reynolds Consumer Products Inc COM	CommonStock		Equity
REZ	iShares Trust iShares Residential and Multisector Real Estate ETF	ExchangeTradedFund		Equity
REZI	Resideo Technologies, Inc. Common Stock	CommonStock		Equity
RF	Regions Financial Corporation Common Stock	CommonStock		Equity
RFAC	RF Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
RFACR	RF Acquisition Corp. Rights	Right		Equity
RFACU	RF Acquisition Corp UNITS	Unit		Equity
RFACW	RF Acquisition Corp WT EXP 050128	Warrant		Equity
RFCI	ALPS ETF Trust RiverFront Dynamic Core Income ETF	ExchangeTradedFund		Equity
RFDA	ALPS ETF Trust RiverFront Dynamic US Dividend Advantage ETF	ExchangeTradedFund		Equity
RFDI	First Trust RiverFront Dynamic Developed International ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
RFEM	First Trust RiverFront Dynamic Emerging Markets ETF ETF	ExchangeTradedFund		Equity
RFEU	First Trust RiverFront Dynamic Europe ETF ETF	ExchangeTradedFund		Equity
RFFC	ALPS ETF Trust RiverFront Dynamic US Flex-Cap ETF	ExchangeTradedFund		Equity
RFG	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400® Pure Growth ETF	ExchangeTradedFund		Equity
RFI	Cohen & Steers Total Return Realty Fund, Inc. Common Stock	CommonStock		Equity
RFIL	RF Industries Ltd COM USD.01	CommonStock		Equity
RFL	Rafael Holdings, Inc. Class B Common Stock	CommonStock		Equity
RFM	RiverNorth Flexible Municipal Income Fund, Inc. Common Stock	CommonStock		Equity
RFMZ	RiverNorth Flexible Municipal Income Fund II, Inc. Common Stock	CommonStock		Equity
RFP	Resolute Forest Products Inc. Common Stock	CommonStock		Equity
RFV	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400® Pure Value ETF	ExchangeTradedFund		Equity
RFpB	Regions Financial Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.375% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
RFpC	Regions Financial Corporation Depositary Shares, each Representing a 1/40th Interest in a Share of 5.700% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
RFpE	Regions Financial Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.45% Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
RGA	Reinsurance Group of America, Incorporated Common Stock	CommonStock		Equity
RGC	Regencell Bioscience Holding Ltd ORD SHS	CommonStock		Equity
RGCO	RGC Resources Inc COM USD5	CommonStock		Equity
RGEN	Repligen Corp COM USD.01	CommonStock		Equity
RGF	The Real Good Food Co Inc COM CL A USD0.0001	CommonStock		Equity
RGI	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Industrials ETF	ExchangeTradedFund		Equity
RGLD	Royal Gold Inc COM USD.01	CommonStock		Equity
RGLS	Regulus Therapeutics Inc COM USD.001	CommonStock		Equity
RGNX	REGENXBIO Inc COM USD.0001	CommonStock		Equity
RGP	Resources Connection Inc COM USD.01	CommonStock		Equity
RGR	Sturm, Ruger & Company, Inc. Common Stock	CommonStock		Equity
RGS	Regis Corporation Common Stock	CommonStock		Equity
RGT	Royce Global Value Trust, Inc. Common Stock	CommonStock		Equity
RGTI	Rigetti Computing Inc COM	CommonStock		Equity
RGTIW	Rigetti Computing Inc WT EXP	Warrant		Equity
RH	RH Common Stock	CommonStock		Equity
RHCB	BNY Mellon ETF Trust BNY Mellon Responsible Horizons Corporate Bond ETF	ExchangeTradedFund		Equity
RHE	Regional Health Properties Inc. Common Stock no par value	CommonStock		Equity
RHEpA	Regional Health Properties Inc. 10.875% Series A Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
RHI	Robert Half International Inc. Common Stock	CommonStock		Equity
RHP	Ryman Hospitality Properties, Inc. Common Stock	CommonStock		Equity
RHRX	Starboard Investment Trust RH Tactical Rotation ETF	ExchangeTradedFund		Equity
RHS	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Consumer Staples ETF	ExchangeTradedFund		Equity
RHTX	Starboard Investment Trust RH Tactical Outlook ETF	ExchangeTradedFund		Equity
RIBT	RiceBran Technologies COM NPV	CommonStock		Equity
RICK	RCI Hospitality Holdings Inc COM USD.01	CommonStock		Equity
RICO	Agrico Acquisition Corp ORD SHS CL A	CommonStock		Equity
RICOU	Agrico Acquisition Corp UNIT	Unit		Equity
RICOW	Agrico Acquisition Corp WT EXP 033126	Warrant		Equity
RIDE	Lordstown Motors Corp COM CL A	CommonStock		Equity
RIET	ETF Series Solutions Hoya Capital High Dividend Yield ETF	ExchangeTradedFund		Equity
RIG	Transocean Ltd. Registered Shares	CommonStock		Equity
RIGL	Rigel Pharmaceuticals Inc COM USD.001	CommonStock		Equity
RIGS	ALPS ETF Trust RiverFront Strategic Income Fund	ExchangeTradedFund		Equity
RIGZ	EA Series Trust Viridi Bitcoin Miners ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
RILY	B. Riley Financial Inc COM NPV	CommonStock		Equity
RILYG	B.RILEY FINANCIAL INC 5 Senior Notes due 2026 ETN	Unknown		Equity
RILYK	B. Riley Financial Inc. 5.50 Senior Notes Due 2026 ETN	Unknown		Equity
RILYL	B. Riley Financial Inc 7.375 DP CUM B	Unknown		Equity
RILYM	B. Riley Financial Inc 6.375 NT 2025 STRUCTUR PROD	Unknown		Equity
RILYN	B. Riley Financial Inc 6.50 NT 2026 ETN	Unknown		Equity
RILYO	B. Riley Financial Inc 6.25 Senior Notes Due 2024 STRUCT PRODUCT	Unknown		Equity
RILYP	B. Riley Financial Inc PFD SER A	PreferredStock		Equity
RILYT	B Riley Financial Inc 6.00 Senior Notes Due 2028 ETN	Unknown		Equity
RILYZ	B. Riley Financial, Inc. 5.25% Senior Notes due 2028	Unknown		Equity
RINF	ProShares Trust ProShares Inflation Expectations ETF	ExchangeTradedFund		Equity
RING	iShares MSCI Global Gold Miners ETF ETF	ExchangeTradedFund		Equity
RIO	Rio Tinto plc American Depositary Receipts (Each representing One Ordinary Share)	AdrCommon		Equity
RIOT	Riot Blockchain Inc COM NPV	CommonStock		Equity
RISN	Northern Lights Fund Trust IV Inspire Tactical Balanced ESG ETF	ExchangeTradedFund		Equity
RISR	Tidal ETF Trust FolioBeyond Rising Rates ETF	ExchangeTradedFund		Equity
RITA	ETF Series Solutions ETFB Green SRI REITs ETF	ExchangeTradedFund		Equity
RIV	RiverNorth Opportunities Fund, Inc. Common Stock	CommonStock		Equity
RIVN	Rivian Automotive Inc COM CL A USD0.001	CommonStock		Equity
RIVpA	RiverNorth Opportunities Fund, Inc. 6.00% Series A Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
RJA	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the Rogers International Commodity Index - Agriculture Total Return	ExchangeTradedNote		Equity
RJAC	Jackson Acquisition Company Class A Common Stock	CommonStock		Equity
RJAC.U	Jackson Acquisition Company Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
RJAC.WS	Jackson Acquisition Company Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
RJF	Raymond James Financial, Inc. Common Stock	CommonStock		Equity
RJFpA	Raymond James Financial, Inc. Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
RJFpB	Raymond James Financial, Inc. Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
RJI	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the Rogers International Commodity Index - Total Return	ExchangeTradedNote		Equity
RJN	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the Rogers International Commodity Index - Energy Total Return	ExchangeTradedNote		Equity
RJZ	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the Rogers International Commodity Index - Metals Total Return	ExchangeTradedNote		Equity
RKDA	Arcadia Biosciences Inc COM USD0.001	CommonStock		Equity
RKLB	Rocket Lab USA Inc COM	CommonStock		Equity
RKLY	Rockley Photonics Holdings Limited Ordinary Shares	CommonStock		Equity
RKLY.WS	Rockley Photonics Holdings Limited Warrants, each warrant exercisable for one ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
RKT	Rocket Companies, Inc. Class A Common Stock	CommonStock		Equity
RKTA	Rocket Internet Growth Opportunities Corp. Class A Ordinary Shares	CommonStock		Equity
RKTA.U	Rocket Internet Growth Opportunities Corp. Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
RKTA.WS	Rocket Internet Growth Opportunities Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
RL	Ralph Lauren Corporation Class A Common Stock	CommonStock		Equity
RLAY	Relay Therapeutics Inc COM	CommonStock		Equity
RLGT	Radiant Logistics Inc. Common Stock	CommonStock		Equity
RLI	RLI Corp. Common Stock	CommonStock		Equity
RLJ	RLJ Lodging Trust Common Shares of Beneficial Interest	CommonStock		Equity
RLJpA	RLJ Lodging Trust $1.95 Series A Cumulative Convertible Preferred Shares	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
RLMD	Relmada Therapeutics Inc COM	CommonStock		Equity
RLTY	Cohen & Steers Real Estate Opportunities and Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
RLX	RLX Technology Inc. American Depositary Shares, each representing the right to receive one (1) Class A ordinary share	AdrCommon		Equity
RLY	SSGA Active Trust SPDR SSgA Multi-Asset Real Return ETF	ExchangeTradedFund		Equity
RLYB	Rallybio Corp COM	CommonStock		Equity
RM	Regional Management Corp. Common Stock	CommonStock		Equity
RMAX	RE/MAX Holdings, Inc. Class A common stock	CommonStock		Equity
RMBI	Richmond Mutual Bancorporation Inc COM	CommonStock		Equity
RMBL	RumbleON Inc CL B COM NPV	CommonStock		Equity
RMBS	Rambus Inc COM USD.001	CommonStock		Equity
RMCF	Rocky Mountain Chocolate Factory Inc COM USD.001	CommonStock		Equity
RMD	ResMed Inc. Common Stock	CommonStock		Equity
RMED	Ra Medical Systems, Inc. Common Stock	CommonStock		Equity
RMGC	RMG Acquisition Corp III COM CL A	CommonStock		Equity
RMGCU	RMG Acquisition Corp III UNITS	Unit		Equity
RMGCW	RMG Acquisition Corp III WT EXP 020826	Warrant		Equity
RMI	RiverNorth Opportunistic Municipal Income Fund, Inc. Common Stock $0.0001 par value per share	CommonStock		Equity
RMM	RiverNorth Managed Duration Municipal Income Fund, Inc. Common Stock, $0.0001 par value	CommonStock		Equity
RMMZ	RiverNorth Managed Duration Municipal Income Fund II, Inc. Common Stock	CommonStock		Equity
RMNI	Rimini Street Inc COM USD.001	CommonStock		Equity
RMO	Romeo Power, Inc. Common Stock	CommonStock		Equity
RMPLp	RiverNorth Specialty Finance Corporation 5.875%% Series A Term Preferred Stock $0.0001 par value per share	PreferredStock	Preferred	Equity
RMR	RMR Group Inc (The) CL A COM USD0.001	CommonStock		Equity
RMT	Royce Micro-Cap Trust, Inc. Common Stock	CommonStock		Equity
RMTI	Rockwell Medical Inc COM NPV	CommonStock		Equity
RNA	Avidity Biosciences Inc COM	CommonStock		Equity
RNAZ	TransCode Therapeutics Inc COM	CommonStock		Equity
RNDB	Randolph Bancorp Inc COM USD.01	CommonStock		Equity
RNDM	First Trust Developed International Equity Select ETF ETF	ExchangeTradedFund		Equity
RNDV	First Trust US Equity Dividend Select ETF ETF	ExchangeTradedFund		Equity
RNEM	First Trust Emerging Markets Equity Select ETF ETF	ExchangeTradedFund		Equity
RNER	Mount Rainier Acquisition Corp COM USD0.0001	CommonStock		Equity
RNERU	Mount Rainier Acquisition Corp UNITS	Unit		Equity
RNERW	Mount Rainier Acquisition Corp WT EXP 112726	Warrant		Equity
RNG	RingCentral, Inc Class A Common Stock, $0.0001 par value per share	CommonStock		Equity
RNGR	Ranger Energy Services, Inc. Class A common stock	CommonStock		Equity
RNLC	First Trust Large Cap US Equity Select ETF ETF	ExchangeTradedFund		Equity
RNLX	Renalytix Plc ADR	AdrCommon		Equity
RNMC	First Trust Mid Cap US Equity Select ETF ETF	ExchangeTradedFund		Equity
RNP	Cohen & Steers REIT and Preferred and Income Fund, Inc. Cohen & Steers REIT and Preferred and Income Fund, Inc.	CommonStock		Equity
RNR	RenaissanceRe Holdings Ltd. Common Shares	CommonStock		Equity
RNRG	Global X Renewable Energy Producers ETF ETF	ExchangeTradedFund		Equity
RNRpF	RenaissanceRe Holdings Ltd. Depositary Shares, each representing 1/1000th interest in a share of the Companys 5.750% Series F Preference Shares	PreferredStock	Preferred Class	Equity
RNRpG	RenaissanceRe Holdings Ltd. Depositary Shares, each representing a 1/1,000th interest in a share of 4.20% Series G Preference Shares	PreferredStock	Preferred Class	Equity
RNSC	First Trust Small Cap US Equity Select ETF ETF	ExchangeTradedFund		Equity
RNST	Renasant Corp COM USD5	CommonStock		Equity
RNW	ReNew Energy Global plc ORD CL A	CommonStock		Equity
RNWK	RealNetworks Inc COM USD.001	CommonStock		Equity
RNWWW	ReNew Energy Global plc WT EXP 083026	Warrant		Equity
RNXT	RenovoRx Inc COM	CommonStock		Equity
ROAD	Construction Partners inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
ROAM	Lattice Strategies Trust Hartford Multifactor Emerging Markets ETF	ExchangeTradedFund		Equity
ROBO	Exchange Traded Concepts Trust ROBO Global Robotics & Automation Index ETF	ExchangeTradedFund		Equity
ROBT	First Trust Exchange-Traded Fund VI - First Trust Nasdaq Artificial Intelligence and Robotics ETF ETF	ExchangeTradedFund		Equity
ROC	ROC Energy Acquisition Corp COM USD0.0001	CommonStock		Equity
ROCAR	ROC Energy Acquisition Corp. Rights	Right		Equity
ROCAU	ROC Energy Acquisition Corp UNITS	Unit		Equity
ROCC	Ranger Oil Corporation COM	CommonStock		Equity
ROCG	Roth CH Acquisition IV Co COM	CommonStock		Equity
ROCGU	Roth CH Acquisition IV Co UNITS	Unit		Equity
ROCGW	Roth CH Acquisition IV Co WT EXP 070126	Warrant		Equity
ROCI	ROC ETF ETF	ExchangeTradedFund		Equity
ROCK	Gibraltar Industries Inc COM USD.01	CommonStock		Equity
ROCL	Roth CH Acquisition V Co COM	CommonStock		Equity
ROCLU	Roth CH Acquisition V Co UNITS	Unit		Equity
ROCLW	Roth CH Acquisition V Co WT EXP 121026	Warrant		Equity
RODE	Hartford Multifactor Diversified International ETF ETF	ExchangeTradedFund		Equity
RODI	iPath Return on Disability ETN STRUCT PRODUCT	ExchangeTradedFund		Equity
RODM	Lattice Strategies Trust Hartford Multifactor Developed Markets (ex-US) ETF	ExchangeTradedFund		Equity
ROG	Rogers Corporation Capital Stock	CommonStock		Equity
ROIC	Retail Opportunity Investments Corp COM USD.0001	CommonStock		Equity
ROIV	Roivant Sciences Ltd ORD	CommonStock		Equity
ROIVW	Roivant Sciences Ltd WT EXP 093026	Warrant		Equity
ROK	Rockwell Automation, Inc. Common Stock	CommonStock		Equity
ROKT	SPDR Series Trust SPDR S&P Kensho Final Frontiers ETF	ExchangeTradedFund		Equity
ROKU	Roku Inc CL A COM USD .0001	CommonStock		Equity
ROL	Rollins, Inc. Common Stock	CommonStock		Equity
ROLL	RBC Bearings Inc COM USD.01	CommonStock		Equity
ROLLP	RBC Bearings Inc 5% CNV PFD SR A	PreferredStock		Equity
ROM	ProShares Trust ProShares Ultra Technology	ExchangeTradedFund		Equity
ROMO	Strategy Shares Newfound/ReSolve Robust Momentum ETF ETF	ExchangeTradedFund		Equity
RONI	Rice Acquisition Corp. II Class A Ordinary Shares	CommonStock		Equity
RONI.U	Rice Acquisition Corp. II Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
RONI.WS	Rice Acquisition Corp. II Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
ROOF	IndexIQ ETF Trust IQ U.S. Real Estate Small Cap ETF	ExchangeTradedFund		Equity
ROOT	Root Inc COM CL A USD.0001	CommonStock		Equity
ROP	Roper Technologies, Inc. Common Stock	CommonStock		Equity
RORO	Tidal ETF Trust ATAC US Rotation ETF	ExchangeTradedFund		Equity
ROSC	Lattice Strategies Trust Hartford Multifactor Small Cap ETF	ExchangeTradedFund		Equity
ROSE	Rose Hill Acquisition Corporation ORD CL A USD0.0001	CommonStock		Equity
ROSEU	Rose Hill Acquisition Corporation UNITS	Unit		Equity
ROSEW	Rose Hill Acquisition Corporation WT EXP 100726	Warrant		Equity
ROSS	Ross Acquisition Corp II Class A Ordinary Shares	CommonStock		Equity
ROSS.U	Ross Acquisition Corp II Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
ROSS.WS	Ross Acquisition Corp II Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ROST	Ross Stores Inc COM USD.01	CommonStock		Equity
ROUS	Lattice Strategies Trust Hartford Multifactor US Equity ETF	ExchangeTradedFund		Equity
ROVR	Rover Group Inc COM CL A	CommonStock		Equity
RPAR	Tidal ETF Trust RPAR Risk Parity ETF	ExchangeTradedFund		Equity
RPAY	Repay Holdings Corp COM CL A USD 0.0001	CommonStock		Equity
RPD	Rapid7 Inc COM USD.01	CommonStock		Equity
RPG	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Pure Growth ETF	ExchangeTradedFund		Equity
RPHM	Reneo Pharmaceuticals Inc COM	CommonStock		Equity
RPHS	Regents Park Hedged Market Strategy ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
RPID	Rapid Micro Biosystems Inc COM CL A	CommonStock		Equity
RPM	RPM International Inc. Common Shares	CommonStock		Equity
RPRX	Royalty Pharma plc COM	CommonStock		Equity
RPT	RPT Realty Common Shares of Beneficial Interest (MD)	CommonStock		Equity
RPTX	Repare Therapeutics Inc COM	CommonStock		Equity
RPTpD	RPT Realty 7.25% Series D Cumulative Convertible Perpetual Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
RPV	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Pure Value ETF	ExchangeTradedFund		Equity
RQI	Cohen & Steers Quality Income Realty Fund, Inc. Common Shares	CommonStock		Equity
RRAC	Rigel Resource Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
RRAC.U	Rigel Resource Acquisition Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
RRAC.WS	Rigel Resource Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
RRBI	Red River Bancshares Inc COM	CommonStock		Equity
RRC	Range Resources Corporation Common Shares	CommonStock		Equity
RRGB	Red Robin Gourmet Burgers Inc COM USD.001	CommonStock		Equity
RRH	The Advisors Inner Circle Fund III Advocate Rising Rate Hedge ETF	ExchangeTradedFund		Equity
RRR	Red Rock Resorts Inc CL A COM USD.01	CommonStock		Equity
RRX	Regal Rexnord Corporation Common Stock	CommonStock		Equity
RS	Reliance Steel & Aluminum Co. Common Stock	CommonStock		Equity
RSEE	Rareview Systematic Equity ETF ETF	ExchangeTradedFund		Equity
RSF	RiverNorth Specialty Finance Corporation Common Stock	CommonStock		Equity
RSG	Republic Services, Inc. Common Stock	CommonStock		Equity
RSI	Rush Street Interactive, Inc. Class A Common Stock	CommonStock		Equity
RSKD	Riskified Ltd. Class A Ordinary Shares	CommonStock		Equity
RSLS	ReShape Lifesciences Inc COM USD.01	CommonStock		Equity
RSP	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight ETF	ExchangeTradedFund		Equity
RSPE	Invesco Exchange-Traded Fund Trust II Invesco ESG S&P 500 Equal Weight ETF	ExchangeTradedFund		Equity
RSPY	Collaborative Investment Series Trust Revere Sector Opportunity ETF	ExchangeTradedFund		Equity
RSSS	Research Solutions Inc COM USD0.001	CommonStock		Equity
RSVR	Reservoir Media Inc COM	CommonStock		Equity
RSVRW	Reservoir Media, Inc. Warrant	Warrant		Equity
RSXJ	VanEck Russia Small-Cap ETF ETF	ExchangeTradedFund		Equity
RTAI	Rareview Tax Advantaged Income ETF ETF	ExchangeTradedFund		Equity
RTH	VanEck Retail ETF ETF	ExchangeTradedFund		Equity
RTL	The Necessity Retail REIT Inc COM	CommonStock		Equity
RTLPO	The Necessity Retail REIT Inc CUM RED PFD SR C	Unknown		Equity
RTLPP	The Necessity Retail REIT Inc PFD A	PreferredStock		Equity
RTLR	Rattler Midstream Partners LP UNITS	Unit		Equity
RTM	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Materials ETF	ExchangeTradedFund		Equity
RTX	Raytheon Technologies Corporation Common Stock	CommonStock		Equity
RTYD	Simplify Exchange Traded Funds Simplify US Small Cap PLUS Downside Convexity ETF	ExchangeTradedFund		Equity
RUBY	RUBIUS THERAPEUTICS INC COM	CommonStock		Equity
RUFF	ETF Opportunities Trust Alpha Dog ETF	ExchangeTradedFund		Equity
RULE	Adaptive Core ETF ETF	ExchangeTradedFund		Equity
RUN	Sunrun Inc COM USD0.0001	CommonStock		Equity
RUSHA	Rush Enterprises Inc CL A COM USD.01	CommonStock		Equity
RUSHB	Rush Enterprises Inc CL B COM USD.01	CommonStock		Equity
RUTH	Ruth's Hospitality Group Inc COM USD.01	CommonStock		Equity
RVAC	Riverview Acquisition Corp COM CL A	CommonStock		Equity
RVACU	Riverview Acquisition Corp UNITS	Unit		Equity
RVACW	Riverview Acquisition Corp WRTTS	Warrant		Equity
RVLP	RVL Pharmaceuticals plc COM	CommonStock		Equity
RVLV	Revolve Group, Inc. Class A Common Stock	CommonStock		Equity
RVMD	Revolution Medicines Inc COM	CommonStock		Equity
RVNC	Revance Therapeutics Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
RVNU	DBX ETF Trust Xtrackers Municipal Infrastructure Revenue Bond ETF	ExchangeTradedFund		Equity
RVP	Retractable Technologies, Inc. Common Stock	CommonStock		Equity
RVPH	Reviva Pharmaceuticals Holdings Inc COM	CommonStock		Equity
RVPHW	Reviva Pharmaceuticals Holdings Inc WT EXP 122525	Warrant		Equity
RVSB	Riverview Bancorp Inc COM USD1	CommonStock		Equity
RVSN	Rail Vision Ltd ORD	CommonStock		Equity
RVSNW	Rail Vision Ltd WT EXP 032727	Warrant		Equity
RVT	Royce Value Trust, Inc. Common Stock	CommonStock		Equity
RWAY	Runway Growth Finance Corp COM USD0.01	CommonStock		Equity
RWGV	Direxion Shares ETF Trust Direxion Russell 1000 Growth Over Value ETF	ExchangeTradedFund		Equity
RWJ	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap 600 Revenue ETF	ExchangeTradedFund		Equity
RWK	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap 400 Revenue ETF	ExchangeTradedFund		Equity
RWL	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 Revenue ETF	ExchangeTradedFund		Equity
RWLK	ReWalk Robotics Ltd COM ILS0.1	CommonStock		Equity
RWM	ProShares Trust ProShares Short Russell2000	ExchangeTradedFund		Equity
RWO	SPDR Index Shares Funds SPDR Dow Jones Global Real Estate ETF	ExchangeTradedFund		Equity
RWOD	Redwoods Acquisition Corp COM USD0.0001	CommonStock		Equity
RWODR	Redwoods Acquisition Corp. Rights	Right		Equity
RWODU	Redwoods Acquisition Corp UNIT	Unit		Equity
RWODW	Redwoods Acquisition Corp WT EXP 031527	Warrant		Equity
RWR	SPDR Series Trust SPDR Dow Jones REIT ETF	ExchangeTradedFund		Equity
RWT	Redwood Trust, Inc. Common Stock	CommonStock		Equity
RWVG	Direxion Shares ETF Trust Direxion Russell 1000 Value Over Growth ETF	ExchangeTradedFund		Equity
RWX	SPDR Index Shares Funds SPDR Dow Jones International Real Estate ETF	ExchangeTradedFund		Equity
RXD	ProShares Trust ProShares UltraShort Health Care	ExchangeTradedFund		Equity
RXDX	Prometheus Biosciences Inc COM	CommonStock		Equity
RXI	iShares Trust iShares Global Consumer Discretionary ETF	ExchangeTradedFund		Equity
RXL	ProShares Trust ProShares Ultra Health Care	ExchangeTradedFund		Equity
RXRA	RXR Acquisition Corp COM CL A	CommonStock		Equity
RXRAU	RXR Acquisition Corp UNITS	Unit		Equity
RXRAW	RXR Acquisition Corp WT EXP 030826	CommonStock		Equity
RXRX	Recursion Pharmaceauticals Inc COM CL A	CommonStock		Equity
RXST	RxSight Inc COM	CommonStock		Equity
RXT	Rackspace Technology Inc COM	CommonStock		Equity
RY	Royal Bank of Canada Common Shares	CommonStock		Equity
RYAAY	Ryanair Holdings PLC SPON ADR	AdrCommon		Equity
RYAM	Rayonier Advanced Materials Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
RYAN	Ryan Specialty Holdings, Inc. Class A Common Stock	CommonStock		Equity
RYE	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Energy ETF	ExchangeTradedFund		Equity
RYF	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Financials ETF	ExchangeTradedFund		Equity
RYH	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Health Care ETF	ExchangeTradedFund		Equity
RYI	Ryerson Holding Corporation Common Stock	CommonStock		Equity
RYJ	Invesco Exchange-Traded Fund Trust Invesco Raymond James SB-1 Equity ETF	ExchangeTradedFund		Equity
RYLD	Global X Russell 2000 Covered Call ETF ETF	ExchangeTradedFund		Equity
RYN	Rayonier Inc. Common Shares (REIT)	CommonStock		Equity
RYT	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Technology ETF	ExchangeTradedFund		Equity
RYTM	Rhythm Pharmaceuticals Inc COM USD0.01	CommonStock		Equity
RYU	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Utilities ETF	ExchangeTradedFund		Equity
RYpT	Royal Bank of Canada Depositary Shares, each representing a 1/40th interest in a share of 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2	PreferredStock	Preferred Class	Equity
RZA	Reinsurance Group of America, Incorporated 6.20% Fixed-To-Floating Rate Subordinated Debentures due 2042	StructuredProduct		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
RZB	Reinsurance Group of America, Incorporated 5.75% Fixed-To-Floating Rate Subordinated Debentures due 2056	StructuredProduct		Equity
RZG	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap 600® Pure Growth ETF	ExchangeTradedFund		Equity
RZLT	Rezolute Inc COM USD.001	CommonStock		Equity
RZV	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap 600® Pure Value ETF	ExchangeTradedFund		Equity
S	SentinelOne, Inc. Class A Common Stock	CommonStock		Equity
SA	Seabridge Gold Inc. Common Shares	CommonStock		Equity
SAA	ProShares Trust ProShares Ultra SmallCap600	ExchangeTradedFund		Equity
SABR	Sabre Corp COM USD.01	CommonStock		Equity
SABRP	Sabre Corp 6.50% CONV PFD A	PreferredStock		Equity
SABS	SAB Biotherapeutics Inc COM	CommonStock		Equity
SABSW	SAB Biotherapeutics Inc WT EXP 102226	Warrant		Equity
SACC	Sachem Capital Corp. 6.875% Notes due 2024	StructuredProduct		Equity
SACH	Sachem Capital Corp. Common Shares	CommonStock		Equity
SACHpA	Sachem Capital Corp. 7.75% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SAEF	Schwab Strategic Trust Schwab Ariel ESG ETF	ExchangeTradedFund		Equity
SAFE	Safehold Inc. Common Stock	CommonStock		Equity
SAFM	Sanderson Farms Inc COM USD1	CommonStock		Equity
SAFT	Safety Insurance Group Inc COM USD.01	CommonStock		Equity
SAGA	Sagaliam Acquisition Corp CL A COM	CommonStock		Equity
SAGAR	Sagaliam Acquisition Corp. Rights	Right		Equity
SAGAU	Sagaliam Acquisition Corp UNIT	Unit		Equity
SAGE	Sage Therapeutics Inc COM USD.0001	CommonStock		Equity
SAGP	The Advisors Inner Circle Fund III Strategas Global Policy Opportunities ETF	ExchangeTradedFund		Equity
SAH	Sonic Automotive, Inc. Class A Common Stock	CommonStock		Equity
SAI	SAI TECH Global Corp ORD CL A SHS	CommonStock		Equity
SAIA	Saia Inc COM USD.001	CommonStock		Equity
SAIC	Science Applications International Corporation Common Stock par value $0.0001 per share	CommonStock		Equity
SAIL	SailPoint Technologies Holdings, Inc. Common stock, par value $0.0001 per share	CommonStock		Equity
SAITW	SAI TECH Global Corp WT EXP 042927	Warrant		Equity
SAK	Saratoga Investment Corp. 7.25% Notes due 2025	StructuredProduct		Equity
SAL	Salisbury Bancorp Inc COM USD3.33	CommonStock		Equity
SALM	Salem Media Group Inc CL A COM USD.01	CommonStock		Equity
SAM	The Boston Beer Company, Inc. Class A Common Stock	CommonStock		Equity
SAMA	Schultze Special Purpose Acquisition Corp II COM CL A USD0.0001	CommonStock		Equity
SAMAU	Schultze Special Purpose Acquisition Corp II UNITS	Unit		Equity
SAMAW	Schultze Special Purpose Acquisition Corp II WT EXP 041328	Warrant		Equity
SAMG	Silvercrest Asset Management Group Inc CL A COM USD.01	CommonStock		Equity
SAMT	The Advisors Inner Circle Fund III Strategas Macro Thematic Opportunities ETF	ExchangeTradedFund		Equity
SAN	Banco Santander S.A. American Depositary Shares (Each representing one share of Capital Stock)	AdrCommon		Equity
SANA	Sana Biotechnology Inc COM	CommonStock		Equity
SANB	Sanaby Health Acquisition Corp I COM CL A	CommonStock		Equity
SANBU	Sanaby Health Acquisition Corp I UNIT	Unit		Equity
SANBW	Sanaby Health Acquisition Corp I WT EXP 073028	Warrant		Equity
SAND	Sandstorm Gold Ltd. Common Shares	CommonStock		Equity
SANG	Sangoma Technologies Corporation COM	CommonStock		Equity
SANM	Sanmina Corp COM USD.01	CommonStock		Equity
SANW	S&W Seed Co COM USD0.001	CommonStock		Equity
SAP	SAP SE American Depositary Shares (Each representing One Common Share)	AdrCommon		Equity
SAR	Saratoga Investment Corp. Common Stock	CommonStock		Equity
SARK	Tuttle Capital Short Innovation ETF ETF	ExchangeTradedFund		Equity
SASI	Sigma Labs Inc COM	CommonStock		Equity
SASR	Sandy Spring Bancorp Inc COM USD1	CommonStock		Equity
SAT	Saratoga Investment Corp. 6.00% Notes due 2027	StructuredProduct		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
SATL	Satellogic Inc COM CL A	CommonStock		Equity
SATLW	Satellogic Inc WT EXP 012526	Warrant		Equity
SATO	Invesco Alerian Galaxy Crypto Economy ETF ETF	ExchangeTradedFund		Equity
SATS	EchoStar Corp CL A COM NPV	CommonStock		Equity
SAVA	Cassava Sciences Inc COM USD.001	CommonStock		Equity
SAVE	Spirit Airlines, Inc. Common Stock	CommonStock		Equity
SAVN	Northern Lights Fund Trust II LifeGoal Conservative Wealth Builder ETF	ExchangeTradedFund		Equity
SB	Safe Bulkers, Inc. Common Stock	CommonStock		Equity
SBAC	SBA Communications Corp COM USD.01	CommonStock		Equity
SBB	ProShares Trust ProShares Short SmallCap600	ExchangeTradedFund		Equity
SBBA	Scorpio Tankers Inc. 7.00% Fixed Rate Senior Unsecured Notes due 2025	StructuredProduct		Equity
SBCF	Seacoast Banking Corp of Florida COM USD.1	CommonStock		Equity
SBET	SharpLink Gaming Ltd SHS	CommonStock		Equity
SBEV	Splash Beverage Group, Inc. Common Stock	CommonStock		Equity
SBEV.WS	Splash Beverage Group, Inc. Warrants to purchase one whole share of Common Stock at an exercise price of $4.60	Warrant	Warrants	Equity
SBFG	SB Financial Group Inc COM USD2.5	CommonStock		Equity
SBFM	Sunshine Biopharma Inc COM	CommonStock		Equity
SBFMW	Sunshine Biopharma Inc WRRTS	Warrant		Equity
SBGI	Sinclair Broadcast Group Inc CL A COM USD.01	CommonStock		Equity
SBH	Sally Beauty Holdings, Inc. Common Stock	CommonStock		Equity
SBI	Western Asset Intermediate Muni Fund Inc. Common Stock, par value $0.001	CommonStock		Equity
SBIG	SpringBig Holdings Inc COM CL A	CommonStock		Equity
SBIGW	SpringBig Holdings Inc WT EXP 021126	Warrant		Equity
SBII	Sandbridge X2 Corp. Class A Common Stock	CommonStock		Equity
SBII.U	Sandbridge X2 Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
SBII.WS	Sandbridge X2 Corp. Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SBIO	ALPS ETF Trust ALPS Medical Breakthroughs ETF	ExchangeTradedFund		Equity
SBLK	Star Bulk Carriers Corp COM USD.0001	CommonStock		Equity
SBND	Columbia ETF Trust I Columbia Short Duration Bond ETF	ExchangeTradedFund		Equity
SBNY	Signature Bank COM	CommonStock		Equity
SBNYP	Signature Bank DEP SHS PFD SR A	PreferredStock		Equity
SBOW	SilverBow Resources, Inc Common stock, par value $0.01 per share	CommonStock		Equity
SBR	Sabine Royalty Trust Units of Beneficial Interest	CommonStock		Equity
SBRA	Sabra Health Care REIT Inc COM USD.01	CommonStock		Equity
SBS	Companhia de Saneamento Básico do Estado de São Paulo-SABESP American Depositary Shares (Each representing 1 common shares)	AdrCommon		Equity
SBSI	Southside Bancshares Inc COM USD1.25	CommonStock		Equity
SBSW	Sibanye-Stillwater American Depositary Shares, each representing four ordinary shares	AdrCommon		Equity
SBT	Sterling Bancorp Inc COM	CommonStock		Equity
SBTX	Silverback Therapeutics Inc COM USD0.0001	CommonStock		Equity
SBUG	Barclays Bank PLC iPath Silver Exchange-Traded Notes	ExchangeTradedNote		Equity
SBUX	Starbucks Corp COM NPV	CommonStock		Equity
SBpC	Safe Bulkers, Inc. 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
SBpD	Safe Bulkers, Inc. 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
SCAQ	Stratim Cloud Acquisition Corp COM CL A	CommonStock		Equity
SCAQU	Stratim Cloud Acquisition Corp UNITS	Unit		Equity
SCAQW	Stratim Cloud Acquisition Corp WT EXP 030526	Warrant		Equity
SCC	ProShares Trust ProShares UltraShort Consumer Services	ExchangeTradedFund		Equity
SCCB	Sachem Capital Corp. 7.125% Notes due 2024	StructuredProduct		Equity
SCCC	Sachem Capital Corp. 7.75% Notes due 2025	StructuredProduct		Equity
SCCD	Sachem Capital Corp. 6.00% Notes due 2026	StructuredProduct		Equity
SCCE	Sachem Capital Corp. 6.00% Notes due 2027	StructuredProduct		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
SCCF	Sachem Capital Corp. 7.125% Notes due 2027	StructuredProduct		Equity
SCCO	Southern Copper Corporation Common Stock	CommonStock		Equity
SCD	LMP Capital and Income Fund Inc. Common Stock	CommonStock		Equity
SCDL	UBS AG ETRACS 2x Leveraged US Dividend Factor TR ETN	ExchangeTradedNote		Equity
SCEpG	Edison International 5.10% Trust Preference Securities	StructuredProduct	Preferred Class	Equity
SCEpH	Edison International 5.75% Fixed-to-Floating Rate Trust Preference Securities of SCE Trust III	StructuredProduct	Preferred Class	Equity
SCEpJ	Edison International 5.375% Fixed-to-Floating Rate Trust Preference Securities	StructuredProduct	Preferred Class	Equity
SCEpK	Edison International 5.45% Fixed-to-Floating Rate Trust Preference Securities	StructuredProduct	Preferred Class	Equity
SCEpL	Edison International 5.00% Trust Preference Securities	StructuredProduct	Preferred Class	Equity
SCHA	Schwab Strategic Trust Schwab U.S. Small-Cap ETF	ExchangeTradedFund		Equity
SCHB	Schwab Strategic Trust Schwab U.S. Broad Market ETF	ExchangeTradedFund		Equity
SCHC	Schwab Strategic Trust Schwab International Small-Cap Equity ETF	ExchangeTradedFund		Equity
SCHD	Schwab Strategic Trust Schwab U.S. Dividend Equity ETF	ExchangeTradedFund		Equity
SCHE	Schwab Strategic Trust Schwab Emerging Markets Equity ETF	ExchangeTradedFund		Equity
SCHF	Schwab Strategic Trust Schwab International Equity ETF	ExchangeTradedFund		Equity
SCHG	Schwab Strategic Trust Schwab U.S. Large-Cap Growth ETF	ExchangeTradedFund		Equity
SCHH	Schwab Strategic Trust Schwab U.S. REIT ETF	ExchangeTradedFund		Equity
SCHI	Schwab Strategic Trust Schwab 5-10 Year Corporate Bond ETF	ExchangeTradedFund		Equity
SCHJ	Schwab Strategic Trust Schwab 1-5 Year Corporate Bond ETF	ExchangeTradedFund		Equity
SCHK	Schwab Strategic Trust Schwab 1000 Index ETF	ExchangeTradedFund		Equity
SCHL	Scholastic Corp COM USD.25	CommonStock		Equity
SCHM	Schwab Strategic Trust Schwab U.S. Mid-Cap ETF	ExchangeTradedFund		Equity
SCHN	Schnitzer Steel Industries Inc CL A COM USD.01	CommonStock		Equity
SCHO	Schwab Strategic Trust Schwab Short-Term U.S. Treasury ETF	ExchangeTradedFund		Equity
SCHP	Schwab Strategic Trust Schwab U.S. TIPs ETF	ExchangeTradedFund		Equity
SCHQ	Schwab Strategic Trust Schwab Long-Term U.S. Treasury ETF	ExchangeTradedFund		Equity
SCHR	Schwab Strategic Trust Schwab Intermediate-Term U.S. Treasury ETF	ExchangeTradedFund		Equity
SCHV	Schwab Strategic Trust Schwab U.S. Large-Cap Value ETF	ExchangeTradedFund		Equity
SCHW	The Charles Schwab Corporation Common Stock	CommonStock		Equity
SCHWpD	The Charles Schwab Corporation Depositary Shares each representing 1/40th interest in a share of 5.95% Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
SCHWpJ	The Charles Schwab Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.450% Non-Cumulative Perpetual Preferred Stock, Series J	PreferredStock	Preferred Class	Equity
SCHX	Schwab Strategic Trust Schwab U.S. Large-Cap ETF	ExchangeTradedFund		Equity
SCHY	Schwab Strategic Trust Schwab International Dividend Equity ETF	ExchangeTradedFund		Equity
SCHZ	Schwab Strategic Trust Schwab U.S. Aggregate Bond ETF	ExchangeTradedFund		Equity
SCI	Service Corporation International Common Stock	CommonStock		Equity
SCJ	iShares Inc. iShares MSCI Japan Small-Cap ETF	ExchangeTradedFund		Equity
SCKT	Socket Mobile Inc COM NPV	CommonStock		Equity
SCL	Stepan Company Common Stock	CommonStock		Equity
SCLE	Broadscale Acquisition Corp COM CL A	CommonStock		Equity
SCLEU	Broadscale Acquisition Corp UNITS	Unit		Equity
SCLEW	Broadscale Acquisition Corp WT EXP 020226	Warrant		Equity
SCM	Stellus Capital Investment Corporation Common Stock	CommonStock		Equity
SCMA	Seaport Calibre Materials Acquisition Corp COM CL A USD0.0001	CommonStock		Equity
SCMAU	Seaport Calibre Materials Acquisition Corp UNITS	Unit		Equity
SCMAW	Seaport Calibre Materials Acquisition Corp WT EXP 102826	Warrant		Equity
SCO	ProShares Trust II ProShares UltraShort Bloomberg Crude Oil	ExchangeTradedVehicle		Equity
SCOA	Scion Tech Growth I COM	CommonStock		Equity
SCOAU	Scion Tech Growth I UNIT	Unit		Equity
SCOAW	Scion Tech Growth I WT EXP 110125	Warrant		Equity
SCOB	ScION Tech Growth II COM CL A	CommonStock		Equity
SCOBU	ScION Tech Growth II UNITS	Unit		Equity
SCOBW	ScION Tech Growth II WT EXP 012826	Warrant		Equity
SCOR	comScore Inc COM USD.001	CommonStock		Equity
SCPH	scPharmaceuticals Inc COM USD.0001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
SCPL	SciPlay Corp COM	CommonStock		Equity
SCPS	Scopus BioPharma Inc UNIT	CommonStock		Equity
SCRD	Janus Detroit Street Trust Janus Henderson Sustainable Corporate Bond ETF	ExchangeTradedFund		Equity
SCRM	Screaming Eagle Acquisition Corp CL A ORD USD0.0001	CommonStock		Equity
SCRMU	Screaming Eagle Acquisition Corp UNITS	Unit		Equity
SCRMW	Screaming Eagle Acquisition Corp Warrant	Warrant		Equity
SCS	Steelcase Inc. Class A Common Stock	CommonStock		Equity
SCSC	ScanSource Inc COM NPV	CommonStock		Equity
SCTL	Societal CDMO Inc COM USD.01	CommonStock		Equity
SCU	Sculptor Capital Management, Inc. Class A Common Stock	CommonStock		Equity
SCUA	Sculptor Acquisition Corp I Class A Ordinary Shares	CommonStock		Equity
SCUA.U	Sculptor Acquisition Corp I Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
SCUA.WS	Sculptor Acquisition Corp I Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
SCVL	Shoe Carnival Inc COM USD.1	CommonStock		Equity
SCWO	374Water Inc COM USD.001	CommonStock		Equity
SCWX	SecureWorks Corp CL A COM USD.01	CommonStock		Equity
SCX	The L.S. Starrett Company Class A Common Stock	CommonStock		Equity
SCYX	SCYNEXIS Inc COM USD.001	CommonStock		Equity
SCZ	iShares MSCI EAFE Small-Cap ETF MSCI SMALL CAP	ExchangeTradedFund		Equity
SD	SandRidge Energy, Inc. Common Stock	CommonStock		Equity
SDAC	Sustainable Development Acquisition I Corp COM CL A	CommonStock		Equity
SDACU	Sustainable Development Acquisition I Corp UNITS	Unit		Equity
SDACW	Sustainable Development Acquisition I Corp WT EXP 020428	Warrant		Equity
SDC	SmileDirectClub Inc COM CL A USD0.0001	CommonStock		Equity
SDCI	USCF ETF Trust USCF SummerHaven Dynamic Commodity Strategy No K-1 Fund	ExchangeTradedFund		Equity
SDD	ProShares Trust ProShares UltraShort SmallCap600	ExchangeTradedFund		Equity
SDEF	Tidal ETF Trust Sound Enhanced Fixed Income ETF	ExchangeTradedFund		Equity
SDEI	Tidal ETF Trust Sound Equity Income ETF	ExchangeTradedFund		Equity
SDEM	Global X Funds Global X MSCI SuperDividend Emerging Markets ETF	ExchangeTradedFund		Equity
SDG	iShares Trust iShares MSCI Global Sustainable Development Goals ETF ETF	ExchangeTradedFund		Equity
SDGA	Impact Shares Trust I Impact Shares Sustainable Development Goals Global Equity ETF	ExchangeTradedFund		Equity
SDGR	Schrodinger Inc COM	CommonStock		Equity
SDH	Global Internet of People Inc COM	CommonStock		Equity
SDHY	PGIM Short Duration High Yield Opportunities Fund Common Shares	CommonStock		Equity
SDIG	Stronghold Digital Mining Inc COM CL A	CommonStock		Equity
SDIV	Global X Funds Global X SuperDividend ETF	ExchangeTradedFund		Equity
SDOG	ALPS ETF Trust ALPS Sector Dividend Dogs ETF	ExchangeTradedFund		Equity
SDOW	ProShares Trust ProShares UltraPro Short Dow30	ExchangeTradedFund		Equity
SDP	ProShares Trust ProShares UltraShort Utilities	ExchangeTradedFund		Equity
SDPI	Superior Drilling Products Inc. Common Stock	CommonStock		Equity
SDS	ProShares Trust ProShares UltraShort S&P 500	ExchangeTradedFund		Equity
SDVY	First Trust Exchange-Traded Fund VI - First Trust SMID Cap Rising Dividend Achievers ETF ETF	ExchangeTradedFund		Equity
SDY	SPDR Series Trust SPDR S&P Dividend ETF	ExchangeTradedFund		Equity
SE	Sea Limited American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
SEA	ETF Series Solutions U.S. Global Sea to Sky Cargo ETF	ExchangeTradedFund		Equity
SEAC	SeaChange International Inc COM USD.01	CommonStock		Equity
SEALpA	Seapeak LLC 9.00% Series A Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
SEALpB	Seapeak LLC 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
SEAS	SeaWorld Entertainment, Inc. Common Stock, $0.01 par value	CommonStock		Equity
SEAT	Vivid Seats LLC COM CL A	CommonStock		Equity
SEATW	Vivid Seats LLC WT EXP	Warrant		Equity
SEB	Seaboard Corporation Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
SECO	Secoo Holding Ltd ADS	AdrCommon		Equity
SECT	Main Sector Rotation ETF ETF	ExchangeTradedFund		Equity
SEDA	SDCL EDGE Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
SEDA.U	SDCL EDGE Acquisition Corporation Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
SEDA.WS	SDCL EDGE Acquisition Corporation Redeemable warrants, each whole warrant exercisable for one share of Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
SEDG	SolarEdge Technologies Inc COM USD0.0001	CommonStock		Equity
SEE	Sealed Air Corporation Common Stock	CommonStock		Equity
SEED	Origin Agritech Ltd COM USD	CommonStock		Equity
SEEL	Seelos Therapeutics Inc COM	CommonStock		Equity
SEER	Seer Inc COM CL A	CommonStock		Equity
SEF	ProShares Trust ProShares Short Financials	ExchangeTradedFund		Equity
SEIC	SEI Investments Co COM USD.01	CommonStock		Equity
SEIM	SEI Enhanced U.S. Large Cap Momentum Factor ETF ETF	ExchangeTradedFund		Equity
SEIQ	SEI Enhanced U.S. Large Cap Quality Factor ETF ETF	ExchangeTradedFund		Equity
SEIV	SEI Enhanced U.S. Large Cap Value Factor ETF ETF	ExchangeTradedFund		Equity
SEIX	Virtus ETF Trust II Virtus Seix Senior Loan ETF	ExchangeTradedFund		Equity
SELB	Selecta Biosciences Inc COM USD0.0001	CommonStock		Equity
SELF	Global Self Storage Inc COM USD.01	CommonStock		Equity
SELV	SEI Enhanced Low Volatility U.S. Large Cap ETF ETF	ExchangeTradedFund		Equity
SEM	Select Medical Holdings Corporation Common Stock, $0.001 par value per share	CommonStock		Equity
SEMI	Columbia ETF Trust I Columbia Seligman Semiconductor and Technology ETF	ExchangeTradedFund		Equity
SEMR	SEMrush Holdings, Inc. Class A Common Stock	CommonStock		Equity
SENEA	Seneca Foods Corp. CL A COM NPV	CommonStock		Equity
SENEB	Seneca Foods Corp. CL B COM NPV	CommonStock		Equity
SENS	Senseonics Holdings Inc. Common Stock	CommonStock		Equity
SENT	AdvisorShares Trust AdvisorShares Alpha DNA Equity Sentiment ETF	ExchangeTradedFund		Equity
SEPZ	TrueShares Structured Outcome (September) ETF ETF	ExchangeTradedFund		Equity
SERA	Sera Prognostics Inc COM CL A	CommonStock		Equity
SES	SES AI Corporation Class A Common Stock	CommonStock		Equity
SES.WS	SES AI Corporation Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SESN	Sesen Bio Inc COM USD0.001	CommonStock		Equity
SEV	Sono Group NV COM	CommonStock		Equity
SEVN	Seven Hills Realty Trust COM USD0.001	CommonStock		Equity
SF	Stifel Financial Corp. Common Stock	CommonStock		Equity
SFB	Stifel Financial Corp. 5.20% Senior Notes due 2047	StructuredProduct		Equity
SFBC	Sound Financial Bancorp Inc COM USD.01	CommonStock		Equity
SFBS	ServisFirst Bancshares, Inc. Common Stock	CommonStock		Equity
SFE	Safeguard Scientifics, Inc. Common Stock	CommonStock		Equity
SFET	Safe T Group Ltd ADR	AdrCommon		Equity
SFIG	WisdomTree Fundamental U.S. Short-Term Corporate Bond Fund ETF	ExchangeTradedFund		Equity
SFIX	Stitch Fix Inc CL A COM USD.00002	CommonStock		Equity
SFL	SFL Corporation Ltd. Common Shares	CommonStock		Equity
SFM	Sprouts Farmers Market Inc COM USD.001	CommonStock		Equity
SFNC	Simmons First National Corp CL A COM NPV	CommonStock		Equity
SFST	Southern First Bankshares Inc COM USD.01	CommonStock		Equity
SFT	Shift Technologies Inc CL A	CommonStock		Equity
SFY	Tidal ETF Trust SoFi Select 500 ETF	ExchangeTradedFund		Equity
SFYF	Tidal ETF Trust SoFi Social 50 ETF	ExchangeTradedFund		Equity
SFYX	Tidal ETF Trust SoFi Next 500 ETF	ExchangeTradedFund		Equity
SFpB	Stifel Financial Corp. Depositary Shares, each representing a 1/1000th interest in a share of 6.25% Non-Cumulative Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
SFpC	Stifel Financial Corp. Depositary Shares, Each Representing 1/1,000th Interest in a Share of 6.125% Non Cumulative Preferred Stock, Series C	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
SFpD	Stifel Financial Corp. Depositary Shares, Each Representing 1/1,000th Interest in a Share of 4.50% Non-Cumulative Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
SG	Sweetgreen, Inc. Class A Common Stock	CommonStock		Equity
SGA	Saga Communications Inc. CL A COM USD.01	CommonStock		Equity
SGBX	SG Blocks Inc COM PAR	CommonStock		Equity
SGC	Superior Group of Cos Inc COM USD1	CommonStock		Equity
SGDJ	Sprott Funds Trust Sprott Junior Gold Miners ETF	ExchangeTradedFund		Equity
SGDM	Sprott Funds Trust Sprott Gold Miners ETF	ExchangeTradedFund		Equity
SGEN	Seagen Inc COM USD.001	CommonStock		Equity
SGFY	Signify Health, Inc. Class A Common Stock	CommonStock		Equity
SGG	Barclays Bank PLC iPath Series B Bloomberg Sugar Subindex Total Return ETN	ExchangeTradedNote		Equity
SGH	SMART Global Holdings Inc Ordinary Shares	CommonStock		Equity
SGHC	Super Group (SGHC) Limited Ordinary shares with no par value	CommonStock		Equity
SGHC.WS	Super Group (SGHC) Limited Warrants	Warrant	Warrants	Equity
SGHL	Signal Hill Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
SGHLU	Signal Hill Acquisition Corp UNITS	Unit		Equity
SGHLW	Signal Hill Acquisition Corp WT EXP 021027	Warrant		Equity
SGHT	Sight Sciences Inc COM	CommonStock		Equity
SGII	Seaport Global Acquisition II Corp COM CL A USD0.0001	CommonStock		Equity
SGIIU	Seaport Global Acquisition II Corp UNITS	Unit		Equity
SGIIW	Seaport Global Acquisition II Corp WT EXP 111726	Warrant		Equity
SGLY	Singularity Future Technology Ltd COM NPV	CommonStock		Equity
SGMA	SigmaTron International Inc COM USD.01	CommonStock		Equity
SGML	Sigma Lithium Corp COM	CommonStock		Equity
SGMO	Sangamo Therapeutics Inc COM USD.01	CommonStock		Equity
SGOL	abrdn Gold ETF Trust abrdn Physical Gold Shares ETF	ExchangeTradedVehicle		Equity
SGOV	iShares Trust iShares 0-3 Month Treasury Bond ETF	ExchangeTradedFund		Equity
SGRP	SPAR Group Inc COM USD.01	CommonStock		Equity
SGRY	Surgery Partners Inc COM USD.01	CommonStock		Equity
SGTX	Sigilon Therapeutics Inc COM USD0.001	CommonStock		Equity
SGU	Star Group, L.P. Common Units Representing Limited Partner Interest	CommonStock		Equity
SH	ProShares Trust ProShares Short S&P 500	ExchangeTradedFund		Equity
SHAC	SCP & CO Healthcare Acquisition Co COM CL A	CommonStock		Equity
SHACU	SCP & CO Healthcare Acquisition Co UNIT	Unit		Equity
SHACW	SCP & CO Healthcare Acquisition Co WT EXP 012728	Warrant		Equity
SHAG	WisdomTree Yield Enhanced US Short Term Aggregate Bond Fund ETF	ExchangeTradedFund		Equity
SHAK	Shake Shack Inc. Class A common stock	CommonStock		Equity
SHAP	Spree Acquisition Corp. 1 Limited Class A Ordinary Shares	CommonStock		Equity
SHAP.U	Spree Acquisition Corp. 1 Limited Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	Unit	Units	Equity
SHAP.WS	Spree Acquisition Corp. 1 Limited Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
SHBI	Shore Bancshares Inc COM USD.01	CommonStock		Equity
SHC	Sotera Health Co COM	CommonStock		Equity
SHCA	Spindletop Health Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
SHCAU	Spindletop Health Acquisition Corp UNITS	Unit		Equity
SHCAW	Spindletop Health Acquisition Corp WT EXP	Warrant		Equity
SHCR	Sharecare Inc COM CL A	CommonStock		Equity
SHCRW	Sharecare Inc WT EXP 070126	Warrant		Equity
SHE	SPDR Series Trust SPDR SSGA Gender Diversity Index ETF	ExchangeTradedFund		Equity
SHEL	Shell plc American Depositary Shares (each representing two (2) Ordinary Shares)	AdrCommon		Equity
SHEN	Shenandoah Telecommunications Co COM USD10	CommonStock		Equity
SHFT	Tidal ETF Trust iClima Distributed Smart Energy ETF	ExchangeTradedFund		Equity
SHG	Shinhan Financial Group Co., Ltd. American Depositary Shares (Each representing one shares of Common Stock, par value Won 5,000 per share)	AdrCommon		Equity
SHI	Sinopec Shanghai Petrochemical Company Limited American Depositary Shares (Each representing 100 Class H Shares)	AdrCommon		Equity
SHIP	Seanergy Maritime Holdings Corp COM USD.0001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
SHLS	Shoals Technologies Group Inc COM CL A	CommonStock		Equity
SHLX	Shell Midstream Partners, L.P. Common Units Representing Limited Partner Interests	CommonStock		Equity
SHM	SPDR Series Trust SPDR Nuveen Bloomberg Short Term Municipal Bond ETF	ExchangeTradedFund		Equity
SHO	Sunstone Hotel Investors, Inc. Common Stock	CommonStock		Equity
SHOO	Steven Madden Ltd COM USD.0001	CommonStock		Equity
SHOP	Shopify Inc. Class A subordinate voting shares	CommonStock		Equity
SHOpH	Sunstone Hotel Investors, Inc. 6.125% Series H Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SHOpI	Sunstone Hotel Investors, Inc. 5.70% Series I Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SHPP	Pacer Funds Trust Pacer Industrials and Logistics ETF	ExchangeTradedFund		Equity
SHPW	Shapeways Holdings, Inc. Common Stock	CommonStock		Equity
SHPW.WS	Shapeways Holdings, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
SHQA	Shelter Acquisition Corp I COM CL A	CommonStock		Equity
SHQAU	Shelter Acquisition Corp I UNITS	Unit		Equity
SHQAW	Shelter Acquisition Corp I WT EXP 022526	Warrant		Equity
SHUA	SHUAA Partners Acquisition Corp I CL A ORD USD0.0001	CommonStock		Equity
SHUAU	SHUAA Partners Acquisition Corp I UNITS	Unit		Equity
SHUAW	SHUAA Partners Acquisition Corp I WT EXP	Warrant		Equity
SHUS	Syntax ETF Trust Syntax Stratified U.S. Total Market Hedged ETF	ExchangeTradedFund		Equity
SHV	iShares Short Treasury Bond ETF SHORT TREAS BOND	ExchangeTradedFund		Equity
SHW	The Sherwin-Williams Company Common Stock	CommonStock		Equity
SHY	iShares 1-3 Year Treasury Bond ETF 1-3 YR TRS BD	ExchangeTradedFund		Equity
SHYD	VanEck Short High Yield Muni ETF	ExchangeTradedFund		Equity
SHYF	The Shyft Group Inc COM NPV	CommonStock		Equity
SHYG	iShares Trust iShares 0-5 Year High Yield Corporate Bond ETF	ExchangeTradedFund		Equity
SHYL	DBX ETF Trust Xtrackers Short Duration High Yield Bond ETF	ExchangeTradedFund		Equity
SI	Silvergate Capital Corporation Class A Common Stock, $0.01 par value per share	CommonStock		Equity
SIBN	SI-BONE Inc COM	CommonStock		Equity
SID	Companhia Siderurgica Nacional American Depositary Shares (Each representing One Common Shares)	AdrCommon		Equity
SIDU	Sidus Space Inc COM CL A USD0.0001	CommonStock		Equity
SIEB	Siebert Financial Corp. COM USD1	CommonStock		Equity
SIEN	Sientra Inc COM USD0.01	CommonStock		Equity
SIER	Sierra Lake Acquisition Corp COM CL A	CommonStock		Equity
SIERU	Sierra Lake Acquisition Corp UNITS	Unit		Equity
SIERW	Sierra Lake Acquisition Corp WT EXP 121727	Warrant		Equity
SIF	SIFCO Industries Inc Common Stock	CommonStock		Equity
SIFI	Harbor ETF Trust Harbor Scientific Alpha Income ETF	ExchangeTradedFund		Equity
SIFY	Sify Technologies Ltd SPONSORED ADR	AdrCommon		Equity
SIG	Signet Jewelers Limited Common Shares	CommonStock		Equity
SIGA	SIGA Technologies Inc COM USD.0001	CommonStock		Equity
SIGI	Selective Insurance Group Inc COM USD2	CommonStock		Equity
SIGIP	Selective Insurance Group Inc PFD B	PreferredStock		Equity
SIHY	Harbor ETF Trust Harbor Scientific Alpha High-Yield ETF	ExchangeTradedFund		Equity
SII	Sprott Inc. Common Shares	CommonStock		Equity
SIJ	ProShares Trust ProShares UltraShort Industrials	ExchangeTradedFund		Equity
SIL	Global X Funds Global X Silver Miners ETF	ExchangeTradedFund		Equity
SILC	Silicom Ltd ORD NIS.01	CommonStock		Equity
SILJ	ETF Managers Trust ETFMG Prime Junior Silver Miners ETF	ExchangeTradedFund		Equity
SILK	Silk Road Medical Inc COM CL A	CommonStock		Equity
SILV	SilverCrest Metals Inc. Common Shares	CommonStock		Equity
SILX	ETF Managers Trust ETFMG Prime 2x Daily Junior Silver Miners ETF	ExchangeTradedFund		Equity
SIM	Grupo Simec S.A.B. de C.V. American Depositary Shares (each representing one Series B share) Series B Common Stock	AdrCommon		Equity
SIMO	Silicon Motion Technology Corp ADR	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
SIMS	SPDR Series Trust SPDR S&P Kensho Intelligent Structures ETF	ExchangeTradedFund		Equity
SINT	SiNtx Technologies Inc COM USD.01	CommonStock		Equity
SINV	ETF Managers Trust ETFMG Prime 2x Daily Inverse Junior Silver Miners ETF	ExchangeTradedFund		Equity
SIOX	Sio Gene Therapies Inc COM USD0.00001	CommonStock		Equity
SIRE	Sisecam Resources LP Common Units representing limited partner interests	CommonStock		Equity
SIRI	Sirius XM Holdings Inc COM USD.001	CommonStock		Equity
SISI	Shineco Inc COM USD.001	CommonStock		Equity
SITC	SITE Centers Corp. Common Shares	CommonStock		Equity
SITCpA	SITE Centers Corp. Depositary Shares, each representing a 1/20th interest in a share of 6.375% Class A Cumulative Redeemable Preferred Shares, without par value	PreferredStock	Preferred Class	Equity
SITE	SiteOne Landscape Supply, Inc. Common stock	CommonStock		Equity
SITM	SiTime Corp COM	CommonStock		Equity
SIVB	SVB Financial Group COM NPV	CommonStock		Equity
SIVBP	SVB Financial Group DP RP PFD A	PreferredStock		Equity
SIVR	abrdn Silver ETF Trust abrdn Physical Silver Shares ETF	ExchangeTradedVehicle		Equity
SIX	Six Flags Entertainment Corporation Common Stock	CommonStock		Equity
SIXA	Exchange Traded Concepts Trust ETC 6 Meridian Mega Cap Equity ETF	ExchangeTradedFund		Equity
SIXH	Exchange Traded Concepts Trust ETC 6 Meridian Hedged Equity Index Option ETF	ExchangeTradedFund		Equity
SIXJ	AIM ETF Products Trust AllianzIM U.S. Large Cap 6 Month Buffer10 Jan/Jul ETF	ExchangeTradedFund		Equity
SIXL	Exchange Traded Concepts Trust ETC 6 Meridian Low Beta Equity ETF	ExchangeTradedFund		Equity
SIXO	AIM ETF Products Trust AllianzIM U.S. Large Cap 6 Month Buffer10 Apr/Oct ETF	ExchangeTradedFund		Equity
SIXS	Exchange Traded Concepts Trust ETC 6 Meridian Small Cap Equity ETF	ExchangeTradedFund		Equity
SIZE	iShares Trust iShares MSCI USA Size Factor ETF	ExchangeTradedFund		Equity
SIpA	Silvergate Capital Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
SJ	Scienjoy Holding Corp ORD CL A	CommonStock		Equity
SJB	ProShares Trust ProShares Short High Yield	ExchangeTradedFund		Equity
SJI	South Jersey Industries, Inc. Common Stock	CommonStock		Equity
SJIJ	South Jersey Industries, Inc. 5.625% Junior Subordinated Notes due 2079	StructuredProduct		Equity
SJIV	South Jersey Industries, Inc. Corporate Units	StructuredProduct		Equity
SJM	The J.M. Smucker Company Common Stock	CommonStock		Equity
SJNK	SPDR Series Trust SPDR Bloomberg Short Term High Yield Bond ETF	ExchangeTradedFund		Equity
SJR	Shaw Communications Inc. Class B Non-Voting Participating Shares	CommonStock		Equity
SJT	San Juan Basin Royalty Trust Units of Beneficial Interest	CommonStock		Equity
SJW	SJW Group Common Stock	CommonStock		Equity
SKE	Skeena Resources Limited Common Shares	CommonStock		Equity
SKF	ProShares Trust ProShares UltraShort Financials	ExchangeTradedFund		Equity
SKIL	Skillsoft Corp. Class A Common Stock	CommonStock		Equity
SKIL.WS	Skillsoft Corp. Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SKIN	Beauty Health Co (The) COM CL A	CommonStock		Equity
SKLZ	Skillz Inc. Class A Common Stock	CommonStock		Equity
SKM	SK Telecom Co., Ltd. American Depositary Shares (Each representing 5/9th of a Ordinary Share of SK Telecom Co., LTD.)	AdrCommon		Equity
SKOR	FlexShares Credit-Scored US Corporate Bond Index Fund ETF	ExchangeTradedFund		Equity
SKT	Tanger Factory Outlet Centers Common Stock	CommonStock		Equity
SKX	Skechers U.S.A., Inc. Class A Common Stock	CommonStock		Equity
SKY	Skyline Champion Corporation Common Stock	CommonStock		Equity
SKYA	Skydeck Acquisition Corp ORD CL A	CommonStock		Equity
SKYAU	Skydeck Acquisition Corp UNITS	Unit		Equity
SKYAW	Skydeck Acquisition Corp WRRTS	Warrant		Equity
SKYH	Sky Harbour Group Corporation Class A Common Stock	CommonStock		Equity
SKYH.WS	Sky Harbour Group Corporation Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SKYT	SkyWater Technology Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
SKYU	Proshares Ultra Nasdaq Cloud Computing Etf ETF	ExchangeTradedFund		Equity
SKYW	SkyWest Inc COM NPV	CommonStock		Equity
SKYX	SKYX Platforms Corp COM	CommonStock		Equity
SKYY	First Trust Cloud Computing ETF ETF	ExchangeTradedFund		Equity
SLAB	Silicon Laboratories Inc COM USD.0001	CommonStock		Equity
SLAC	Social Leverage Acquisition Corp I Class A Common Stock	CommonStock		Equity
SLAC.U	Social Leverage Acquisition Corp I Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	Unit	Units	Equity
SLAC.WS	Social Leverage Acquisition Corp I Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
SLAM	Slam Corp COM CL A	CommonStock		Equity
SLAMU	Slam Corp UNITS	Unit		Equity
SLAMW	Slam Corp WT EXP 022326	Warrant		Equity
SLB	Schlumberger Limited Common Shares	CommonStock		Equity
SLCA	U.S. Silica Holdings, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
SLCR	Silver Crest Acquisition Corp COM CL A	CommonStock		Equity
SLCRU	Silver Crest Acquisition Corp UNITS	Unit		Equity
SLCRW	Silver Crest Acquisition Corp WT EXP 033128	Warrant		Equity
SLDB	Solid Biosciences Inc COM 0.001	CommonStock		Equity
SLDP	Solid Power Inc CL A COM	CommonStock		Equity
SLDPW	Solid Power Inc WT EXP 031926	Warrant		Equity
SLF	Sun Life Financial Inc. Common Shares	CommonStock		Equity
SLG	SL Green Realty Corp. Common Stock	CommonStock		Equity
SLGC	SomaLogic Inc COM CL A	CommonStock		Equity
SLGCW	SomaLogic Inc WT EXP 083126	Warrant		Equity
SLGG	Super League Gaming Inc COM	CommonStock		Equity
SLGL	Sol Gel Technologies Ltd COM	CommonStock		Equity
SLGN	Silgan Holdings Inc COM USD.01	CommonStock		Equity
SLGpI	SL Green Realty Corp. 6.50% Series I Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SLHG	Skylight Health Group Inc COM	CommonStock		Equity
SLHGP	Skylight Health Group Inc 9.25 RED PFD A	PreferredStock		Equity
SLI	Standard Lithium Ltd. Common Shares	CommonStock		Equity
SLM	SLM Corp COM USD.2 VTG	CommonStock		Equity
SLMBP	SLM Corp PFD SER B	PreferredStock		Equity
SLN	Silence Therapeutics PLC ADR	AdrCommon		Equity
SLNG	Stabilis Energy Inc COM	CommonStock		Equity
SLNH	Soluna Holdings Inc COM USD1	CommonStock		Equity
SLNHP	Soluna Holdings Inc 9% CUM PFD A	PreferredStock		Equity
SLNO	Soleno Therapeutics Inc COM USD.001	CommonStock		Equity
SLP	Simulations Plus Inc COM USD.001	CommonStock		Equity
SLQD	iShares 0-5 Year Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund		Equity
SLQT	SelectQuote, Inc. Common Stock	CommonStock		Equity
SLRC	SLR Investment Corp COM USD.01	CommonStock		Equity
SLRX	Salarius Pharmaceuticals Inc COM	CommonStock		Equity
SLS	SELLAS Life Sciences Group Inc COM	CommonStock		Equity
SLV	iShares Silver Trust Shares of the iShares Silver Trust	ExchangeTradedVehicle		Equity
SLVM	Sylvamo Corporation Common Stock	CommonStock		Equity
SLVO	Credit Suisse X-Links Silver Shares Covered Call ETNs due April 21 2033 STRUCT PRODUCT	ExchangeTradedFund		Equity
SLVP	iShares MSCI Global Silver and Metals Miners ETF ETF	ExchangeTradedFund		Equity
SLVR	SILVERspac Inc COM CL A	CommonStock		Equity
SLVRU	SILVERspac Inc UNITS	Unit		Equity
SLVRW	SilverSPAC Inc. Warrant	Warrant		Equity
SLX	VanEck ETF Trust VanEck Steel ETF	ExchangeTradedFund		Equity
SLY	SPDR Series Trust SPDR S&P 600 Small Cap ETF	ExchangeTradedFund		Equity
SLYG	SPDR Series Trust SPDR S&P 600 Small Cap Growth ETF	ExchangeTradedFund		Equity
SLYV	SPDR Series Trust SPDR S&P 600 Small Cap Value ETF	ExchangeTradedFund		Equity
SM	SM Energy Company Capital Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
SMAP	SportsMap Tech Acquisition Corp COM	CommonStock		Equity
SMAPU	SportsMap Tech Acquisition Corp UNITS	Unit		Equity
SMAPW	SportsMap Tech Acquisition Corp WT EXP 090127	Warrant		Equity
SMAR	Smartsheet Inc. Class A common stock, no par value per share	CommonStock		Equity
SMB	VanEck Short Muni ETF	ExchangeTradedFund		Equity
SMBC	Southern Missouri Bancorp Inc COM USD.01	CommonStock		Equity
SMBK	SmartFinancial Inc COM USD1	CommonStock		Equity
SMCI	Super Micro Computer Inc COM USD.001	CommonStock		Equity
SMCP	AlphaMark Actively Managed Small Cap ETF ETF	ExchangeTradedFund		Equity
SMDD	ProShares Trust ProShares UltraPro Short MidCap400	ExchangeTradedFund		Equity
SMDV	ProShares Russell 2000 Dividend Growers ETF ETF	ExchangeTradedFund		Equity
SMDY	Syntax ETF Trust Syntax Stratified MidCap ETF	ExchangeTradedFund		Equity
SMED	Sharps Compliance Corp COM	CommonStock		Equity
SMFG	Sumitomo Mitsui Financial Group, Inc. American Depositary Shares (representing 1/5th of a share of common stock)	AdrCommon		Equity
SMFL	Smart for Life Inc COM USD0.0001	CommonStock		Equity
SMFR	Sema4 Holdings Corp COM CL A	CommonStock		Equity
SMFRW	Sema4 Holdings Corp WT EXP 072226	Warrant		Equity
SMG	The Scotts Miracle-Gro Company Commmon Stock	CommonStock		Equity
SMH	VanEck Semiconductor ETF ETF	ExchangeTradedFund		Equity
SMHB	UBS AG ETRACS 2xMonthly Pay Leveraged US Small Cap High Dividend ETN Series B due November 10, 2048	ExchangeTradedNote		Equity
SMHI	SEACOR Marine Holdings Inc. Common stock, par value $0.01	CommonStock		Equity
SMI	VanEck HIP Sustainable Muni ETF ETF	ExchangeTradedFund		Equity
SMID	Smith-Midland Corp COM USD.01	CommonStock		Equity
SMIG	ETF Series Solutions AAM Bahl & Gaynor Small/Mid Cap Income Growth ETF	ExchangeTradedFund		Equity
SMIH	Summit Healthcare Acquisition Corp ORD SHS CL A	CommonStock		Equity
SMIHU	Summit Healthcare Acquisition Corp UNIT	Unit		Equity
SMIHW	Summit Healthcare Acquisition Corp WT EXP 060326	Warrant		Equity
SMIN	iShares MSCI India Small-Cap ETF ETF	ExchangeTradedFund		Equity
SMIT	Schmitt Industries Inc COM NPV	CommonStock		Equity
SMLE	DBX ETF Trust Xtrackers S&P SmallCap 600 ESG ETF	ExchangeTradedFund		Equity
SMLF	iShares Trust iShares MSCI USA Small-Cap Multifactor ETF	ExchangeTradedFund		Equity
SMLP	Summit Midstream Partners, LP Common Units representing limited partner interests	CommonStock		Equity
SMLR	Semler Scientific Inc COM USD.001	CommonStock		Equity
SMLV	SPDR Series Trust SPDR SSGA US Small Cap Low Volatility Index ETF	ExchangeTradedFund		Equity
SMM	Salient Midstream & MLP Fund Common Shares of Beneficial Interest	CommonStock		Equity
SMMD	iShares Russell 2500 ETF ETF	ExchangeTradedFund		Equity
SMMF	Summit Financial Group Inc COM	CommonStock		Equity
SMMT	Summit Therapeutics PLC COM	CommonStock		Equity
SMMU	PIMCO ETF Trust PIMCO Short Term Municipal Bond Active Exchange-Traded Fund	ExchangeTradedFund		Equity
SMMV	iShares MSCI USA Small-Cap Min Vol Factor ETF ETF	ExchangeTradedFund		Equity
SMN	ProShares Trust ProShares UltraShort Basic Materials	ExchangeTradedFund		Equity
SMOG	VanEck ETF Trust VanEck Low Carbon Energy ETF	ExchangeTradedFund		Equity
SMP	Standard Motor Products, Inc. Common Stock	CommonStock		Equity
SMPL	Simply Good Foods Co (The) CL A COM USD.0001	CommonStock		Equity
SMR	NuScale Power Corporation NuScale Corp Class A Common Stock	CommonStock		Equity
SMR.WS	NuScale Power Corporation NuScale Corp Warrants	Warrant	Warrants	Equity
SMRT	SmartRent, Inc. Class A Common Stock	CommonStock		Equity
SMSI	Smith Micro Software Inc COM USD.001	CommonStock		Equity
SMTC	Semtech Corp COM USD.01	CommonStock		Equity
SMTI	Sanara Medtech Inc COM USD.01	CommonStock		Equity
SMTS	Sierra Metals Inc. Common stock no par value	CommonStock		Equity
SMWB	Similarweb Ltd. Ordinary Shares	CommonStock		Equity
SNA	Snap-on Incorporated Common Stock	CommonStock		Equity
SNAP	Snap Inc. Class A common stock, $0.00001 par value per share	CommonStock		Equity
SNAX	Stryve Foods Inc COM CL A	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
SNAXW	Stryve Foods Inc WT EXP 073126	Warrant		Equity
SNBR	Sleep Number Corp COM USD.01	CommonStock		Equity
SNCE	Science 37 Holdings Inc COM	CommonStock		Equity
SNCR	Synchronoss Technologies Inc COM USD.001	CommonStock		Equity
SNCRL	Synchronoss Technologies, Inc. 8.375% Senior Notes due 2026	Unknown		Equity
SNCY	Sun Country Airlines Holdings Inc COM	CommonStock		Equity
SND	Smart Sand Inc COM USD.001	CommonStock		Equity
SNDA	Sonida Senior Living, Inc. Common Stock	CommonStock		Equity
SNDL	Sundial Growers Inc COM	CommonStock		Equity
SNDR	Schneider National, Inc. Class B Common Stock, no par value	CommonStock		Equity
SNDX	Syndax Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
SNES	SenesTech Inc COM USD.001	CommonStock		Equity
SNEX	Stonex Group Inc COM USD.01	CommonStock		Equity
SNFCA	Security National Financial Corp CL A COM NPV	CommonStock		Equity
SNGX	Soligenix Inc COM USD.01	CommonStock		Equity
SNLN	Highland/iBoxx Senior Loan ETF ETF	ExchangeTradedFund		Equity
SNMP	Evolve Transition Infrastructure LP Common Units representing Class B Limited Liability Company Interests	CommonStock		Equity
SNN	Smith & Nephew plc American Depositary Shares, each represents 2 Ordinary Shares	AdrCommon		Equity
SNOA	Sonoma Pharmaceuticals Inc COM USD.00001	CommonStock		Equity
SNOW	Snowflake Inc. Class A Common Stock	CommonStock		Equity
SNP	China Petroleum & Chemical Corporation American Depositary Shares(Each representing 100 Ordinary H Shares)	AdrCommon		Equity
SNPE	DBX ETF Trust Xtrackers S&P 500 ESG ETF	ExchangeTradedFund		Equity
SNPO	Snap One Holdings Corp COM USD0.01	CommonStock		Equity
SNPS	Synopsys Inc COM USD.01	CommonStock		Equity
SNPX	Synaptogenix COM	CommonStock		Equity
SNRH	Senior Connect Acqisition Corp COM CL A	CommonStock		Equity
SNRHU	Senior Connect Acqisition Corp Unit	Unit		Equity
SNRHW	Senior Connect Acqisition Corp WT EXP 123127	Warrant		Equity
SNSE	Sensei Biotherapeutics Inc COM	CommonStock		Equity
SNSR	Global X Internet of Things ETF ETF	ExchangeTradedFund		Equity
SNT	Magal Security Systems Ltd ORD NIS1	CommonStock		Equity
SNTG	Sentage Holdings Inc ORD SHS	CommonStock		Equity
SNTI	Senti Biosciences Inc COM USD.0001	CommonStock		Equity
SNUG	Merlyn.AI Tactical Growth & Income ETF ETF	ExchangeTradedFund		Equity
SNV	Synovus Financial Corp. Common Stock, par value $1.00 per share	CommonStock		Equity
SNVpD	Synovus Financial Corp. 6.300% Fixed-To-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
SNVpE	Synovus Financial Corp. 5.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
SNX	TD SYNNEX Corporation Common Stock	CommonStock		Equity
SNY	Sanofi SPONSORED ADR	AdrCommon		Equity
SO	The Southern Company Common Stock	CommonStock		Equity
SOBR	Sobr Safe Inc COM	CommonStock		Equity
SOCL	Global X Funds Global X Social Media ETF ETF	ExchangeTradedFund		Equity
SOFI	SoFi Technologies Inc COM	CommonStock		Equity
SOFO	Sonic Foundry Inc COM USD.01	CommonStock		Equity
SOGU	Collaborative Investment Series Trust - The Short De-SPAC ETF ETF	ExchangeTradedFund		Equity
SOHO	Sotherly Hotels Inc COM USD.01	CommonStock		Equity
SOHOB	Sotherly Hotels Inc PFD SER B	PreferredStock		Equity
SOHON	Sotherly Hotels Inc 8.25 CM PFD D	PreferredStock		Equity
SOHOO	Sotherly Hotels Inc PFD SER C 7.875	PreferredStock		Equity
SOHU	Sohu.com Ltd ADR	CommonStock		Equity
SOI	Solaris Oilfield Infrastructure, Inc. Class A common stock, par value $0.01 per share	CommonStock		Equity
SOJC	The Southern Company Series 2017B 5.25% Junior Subordinated Notes due December 1, 2077	StructuredProduct		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
SOJD	The Southern Company Series 2020A 4.95% Junior Subordinated Notes due January 30, 2080	StructuredProduct		Equity
SOJE	The Southern Company Series 2020C 4.20% Junior Subordinated Notes due October 15, 2060	StructuredProduct		Equity
SOL	ReneSola Ltd American Depositary Shares, each representing 10 shares	AdrCommon		Equity
SOLN	The Southern Company 2019 Series A Corporate Units	StructuredProduct		Equity
SOLO	Electrameccanica Vehicles Corp COM	CommonStock		Equity
SOLOW	Electrameccanica Vehicles Corp *W EXP 08/03/2023	Warrant		Equity
SOLR	Guinness Atkinson Funds SmartETFs Sustainable Energy II ETF	ExchangeTradedFund		Equity
SON	Sonoco Products Company Common Stock	CommonStock		Equity
SOND	Sonder Holdings Inc COM	CommonStock		Equity
SONDW	Sonder Holdings Inc Wrrt	Warrant		Equity
SONM	Sonim Technologies Inc COM	CommonStock		Equity
SONN	Sonnet BioTherapeutics Holdings Inc COM	CommonStock		Equity
SONO	Sonos Inc COM	CommonStock		Equity
SONX	Sonendo, Inc. Common Stock	CommonStock		Equity
SONY	Sony Group Corporation American Depositary Shares (Each Representing One Share of Dollar Validated Common Stock)	AdrCommon		Equity
SOPA	Society Pass Inc COM USD0.0001	CommonStock		Equity
SOPH	SOPHiA GENETICS SA ORD SHS	CommonStock		Equity
SOR	Source Capital, Inc. Common Stock	CommonStock		Equity
SOS	SOS Limited American Depositary Shares, each representing ten Class A Ordinary Shares	AdrCommon		Equity
SOTK	Sono-Tek Corp COM USD.01	CommonStock		Equity
SOUN	SoundHound AI Inc CL A COM NPV	CommonStock		Equity
SOUNW	SoundHound AI Inc WT EXP 041022	Warrant		Equity
SOVO	Sovos Brands Inc COM USD0.001	CommonStock		Equity
SOXL	Direxion Shares ETF Trust Direxion Daily Semiconductor Bull 3X Shares	ExchangeTradedFund		Equity
SOXQ	Invesco PHLX Semiconductor ETF ETF	ExchangeTradedFund		Equity
SOXS	Direxion Shares ETF Trust Direxion Daily Semiconductor Bear 3X Shares	ExchangeTradedFund		Equity
SOXX	iShares Semiconductor ETF SMCDTR INDEX FD	ExchangeTradedFund		Equity
SOYB	Teucrium Commodity Trust Teucrium Soybean Fund	ExchangeTradedVehicle		Equity
SP	SP Plus Corp CL A USD.001	CommonStock		Equity
SPAB	SPDR Series Trust SPDR Portfolio Aggregate Bond ETF	ExchangeTradedFund		Equity
SPAK	ETF Series Solutions Defiance Next Gen SPAC Derived ETF	ExchangeTradedFund		Equity
SPAX	Tidal ETF Trust Robinson Alternative Yield Pre-merger SPAC ETF	ExchangeTradedFund		Equity
SPB	Spectrum Brands Holdings, Inc. Common Stock	CommonStock		Equity
SPBC	Simplify US Equity PLUS GBTC ETF ETF	ExchangeTradedFund		Equity
SPBO	SPDR Series Trust SPDR Portfolio Corporate Bond ETF	ExchangeTradedFund		Equity
SPC	CrossingBridge Pre-Merger SPAC ETF ETF	ExchangeTradedFund		Equity
SPCB	SuperCom Ltd ORD	CommonStock		Equity
SPCE	Virgin Galactic Holdings, Inc. Common Stock	CommonStock		Equity
SPCM	Sound Point Acquisition Corp I Ltd CL A ORD USD0.0001	CommonStock		Equity
SPCMU	Sound Point Acquisition Corp I Ltd UNITS	Unit		Equity
SPCMW	Sound Point Acquisition Corp I Ltd WT EXP	Warrant		Equity
SPCX	The SPAC and New Issue ETF ETF	ExchangeTradedFund		Equity
SPD	Simplify Exchange Traded Funds Simplify US Equity PLUS Downside Convexity ETF	ExchangeTradedFund		Equity
SPDN	Direxion Shares ETF Trust Direxion Daily S&P 500 Bear 1X Shares	ExchangeTradedFund		Equity
SPDV	ETF Series Solutions AAM S&P 500 High Dividend Value ETF	ExchangeTradedFund		Equity
SPDW	SPDR Index Shares Funds SPDR Portfolio Developed World ex-US ETF	ExchangeTradedFund		Equity
SPE	Special Opportunities Fund, Inc. Common Stock	CommonStock		Equity
SPEM	SPDR Index Shares Funds SPDR Portfolio Emerging Markets ETF	ExchangeTradedFund		Equity
SPEU	SPDR Index Shares Funds SPDR Portfolio Europe ETF	ExchangeTradedFund		Equity
SPEpC	Special Opportunities Fund, Inc. 2.75% Convertible Preferred Stock, Series C	StructuredProduct	Preferred Class	Equity
SPFF	Global X Funds Global X SuperIncome Preferred ETF	ExchangeTradedFund		Equity
SPFI	South Plains Financial Inc COM	CommonStock		Equity
SPG	Simon Property Group, Inc. Common Stock	CommonStock		Equity
SPGI	S&P Global Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
SPGM	SPDR Index Shares Funds SPDR Portfolio MSCI Global Stock Market ETF	ExchangeTradedFund		Equity
SPGP	Invesco Exchange-Traded Fund Trust Invesco S&P 500 GARP ETF	ExchangeTradedFund		Equity
SPGS	Simon Property Group Acquisition Holdings, Inc. Class A Common Stock	CommonStock		Equity
SPGS.U	Simon Property Group Acquisition Holdings, Inc. Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
SPGS.WS	Simon Property Group Acquisition Holdings, Inc. Warrants, each exercisable for one Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SPGpJ	Simon Property Group, Inc. 8 3/8% Series J Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SPH	Suburban Propane Partners, L.P. Common Units Representing Limited Partnership Interests	CommonStock		Equity
SPHB	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® High Beta ETF	ExchangeTradedFund		Equity
SPHD	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® High Dividend Low Volatility ETF	ExchangeTradedFund		Equity
SPHQ	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Quality ETF	ExchangeTradedFund		Equity
SPHY	SPDR Series Trust SPDR Portfolio High Yield Bond ETF	ExchangeTradedFund		Equity
SPI	SPI Energy Co Ltd COM USD.000001	CommonStock		Equity
SPIB	SPDR Series Trust SPDR Portfolio Intermediate Term Corporate Bond ETF	ExchangeTradedFund		Equity
SPIP	SPDR Series Trust SPDR Portfolio TIPS ETF	ExchangeTradedFund		Equity
SPIR	Spire Global, Inc. Class A Common Stock	CommonStock		Equity
SPIR.WS	Spire Global, Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per whole share	Warrant	Warrants	Equity
SPK	SPK Acquisition Corp COM	CommonStock		Equity
SPKAR	SPK Acquisition Corp. Right	Right		Equity
SPKAU	SPK Acquisition Corp UNIT	Unit		Equity
SPKB	Silver Spike Acquisition Corp II ORD CL A	CommonStock		Equity
SPKBU	Silver Spike Acquisition Corp II UNITS	Unit		Equity
SPKBW	Silver Spike Acquisition Corp II WT EXP 022626	Warrant		Equity
SPLB	SPDR Series Trust SPDR Portfolio Long Term Corporate Bond ETF	ExchangeTradedFund		Equity
SPLG	SPDR Series Trust SPDR Portfolio S&P 500 ETF	ExchangeTradedFund		Equity
SPLK	Splunk Inc COM USD.001	CommonStock		Equity
SPLP	Steel Partners Holdings L.P. Common Units	CommonStock		Equity
SPLPpA	Steel Partners Holdings L.P. 6.0% Series A Preferred Units, no par value	PreferredStock	Preferred Class	Equity
SPLV	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® Low Volatility ETF	ExchangeTradedFund		Equity
SPMB	SPDR Series Trust SPDR Portfolio Mortgage Backed Bond ETF	ExchangeTradedFund		Equity
SPMD	SPDR Series Trust SPDR Portfolio S&P 400 Mid Cap ETF	ExchangeTradedFund		Equity
SPMO	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® Momentum ETF	ExchangeTradedFund		Equity
SPMV	Invesco S&P 500 Minimum Variance ETF ETF	ExchangeTradedFund		Equity
SPNE	SeaSpine Holdings Corp COM USD.01	CommonStock		Equity
SPNS	Sapiens International Corp NV COM ANG1	CommonStock		Equity
SPNT	SiriusPoint Ltd. Common Shares,	CommonStock		Equity
SPNTpB	SiriusPoint Ltd. 8.00% Resettable Fixed Rate Preference Shares, Series B, $25.00 liquidation preference per share	PreferredStock	Preferred Class	Equity
SPOK	Spok Holdings Inc COM USD.0001	CommonStock		Equity
SPOT	Spotify Technology S.A. Ordinary shares, nominal value of 0.000625 per share	CommonStock		Equity
SPPI	Spectrum Pharmaceuticals Inc COM NPV	CommonStock		Equity
SPPP	Sprott Physical Platinum and Palladium Trust Units	ExchangeTradedVehicle		Equity
SPR	Spirit Aerosystems Holdings, Inc. Class A Common Stock	CommonStock		Equity
SPRB	Spruce Biosciences Inc COM USD.0001	CommonStock		Equity
SPRC	Therapix Biosciences Ltd ORD	CommonStock		Equity
SPRE	Tidal ETF Trust SP Funds S&P Global REIT Sharia ETF	ExchangeTradedFund		Equity
SPRO	SPERO THERAPEUTICS INC COM USD.001	CommonStock		Equity
SPRX	Spear Alpha ETF ETF	ExchangeTradedFund		Equity
SPSB	SPDR Series Trust SPDR Portfolio Short Term Corporate Bond ETF	ExchangeTradedFund		Equity
SPSC	SPS Commerce Inc COM USD.001	CommonStock		Equity
SPSK	Tidal ETF Trust SP Funds Dow Jones Global Sukuk ETF	ExchangeTradedFund		Equity
SPSM	SPDR Series Trust SPDR Portfolio S&P 600 Small Cap ETF	ExchangeTradedFund		Equity
SPT	Sprout Social Inc COM CL A	CommonStock		Equity
SPTI	SPDR Series Trust SPDR Portfolio Intermediate Term Treasury ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
SPTK	SportsTek Acquisition Corp COM CL A	CommonStock		Equity
SPTKU	SportsTek Acquisition Corp UNITS	Unit		Equity
SPTKW	SportsTek Acquisition Corp WT EXP 021628	Warrant		Equity
SPTL	SPDR Series Trust SPDR Portfolio Long Term Treasury ETF	ExchangeTradedFund		Equity
SPTM	SPDR Series Trust SPDR Portfolio S&P 1500 Composite Stock Market ETF	ExchangeTradedFund		Equity
SPTN	SpartanNash Co COM NPV	CommonStock		Equity
SPTS	SPDR Series Trust SPDR Portfolio Short Term Treasury ETF	ExchangeTradedFund		Equity
SPUC	Simplify Exchange Traded Funds Simplify US Equity PLUS Upside Convexity ETF	ExchangeTradedFund		Equity
SPUS	Tidal ETF Trust SP Funds S&P 500 Sharia Industry Exclusions ETF	ExchangeTradedFund		Equity
SPUU	Direxion Shares ETF Trust Direxion Daily S&P 500 Bull 2X Shares	ExchangeTradedFund		Equity
SPVM	Invesco Exchange-Traded Fund Trust Invesco S&P Value with Momentum ETF	ExchangeTradedFund		Equity
SPVU	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® Enhanced Value ETF	ExchangeTradedFund		Equity
SPWH	Sportsmans Warehouse Holdings Inc COM USD.01	CommonStock		Equity
SPWR	SunPower Corp COM USD.001	CommonStock		Equity
SPXB	ProShares Trust ProShares S&P 500 Bond ETF	ExchangeTradedFund		Equity
SPXC	SPX Corporation Common Stock	CommonStock		Equity
SPXE	ProShares Trust ProShares S&P 500 Ex-Energy ETF	ExchangeTradedFund		Equity
SPXL	Direxion Shares ETF Trust Direxion Daily S&P 500 Bull 3X Shares	ExchangeTradedFund		Equity
SPXN	ProShares Trust ProShares S&P 500 Ex-Financials ETF	ExchangeTradedFund		Equity
SPXS	Direxion Shares ETF Trust Direxion Daily S&P 500 Bear 3X Shares	ExchangeTradedFund		Equity
SPXT	ProShares Trust ProShares S&P 500 Ex-Technology ETF	ExchangeTradedFund		Equity
SPXU	ProShares Trust ProShares UltraPro Short S&P500	ExchangeTradedFund		Equity
SPXV	ProShares Trust ProShares S&P 500 Ex-Health Care ETF	ExchangeTradedFund		Equity
SPXX	Nuveen S&P 500 Dynamic Overwrite Fund Common Shares of Beneficial Interest	CommonStock		Equity
SPXZ	Listed Funds Trust Morgan Creek Exos SPAC Originated ETF	ExchangeTradedFund		Equity
SPY	SPDR S&P 500 ETF Trust Units	ExchangeTradedFund		Equity
SPYC	Simplify Exchange Traded Funds Simplify US Equity PLUS Convexity ETF	ExchangeTradedFund		Equity
SPYD	SPDR Series Trust SPDR Portfolio S&P 500 High Dividend ETF	ExchangeTradedFund		Equity
SPYG	SPDR Series Trust SPDR Portfolio S&P 500 Growth ETF	ExchangeTradedFund		Equity
SPYV	SPDR Series Trust SPDR Portfolio S&P 500 Value ETF	ExchangeTradedFund		Equity
SPYX	SPDR Series Trust SPDR S&P 500 Fossil Fuel Reserves Free ETF	ExchangeTradedFund		Equity
SQ	Block, Inc. Class A Common Stock,	CommonStock		Equity
SQEW	Two Roads Shared Trust LeaderShares Equity Skew ETF	ExchangeTradedFund		Equity
SQFT	Presidio Property Trust Inc COM CL C	CommonStock		Equity
SQFTP	Presidio Property Trust Inc 9.375 SER D PFD	PreferredStock		Equity
SQFTW	Presidio Property Trust Inc WRTTS	Warrant		Equity
SQL	SeqLL Inc COM NEW	CommonStock		Equity
SQLLW	SeqLL Inc WT EXP 083126	Warrant		Equity
SQLV	Royce Quant Small-Cap Quality Value ETF ETF	ExchangeTradedFund		Equity
SQM	Sociedad Quimica y Minera de Chile S.A. American Depositary Shares (Each representing one Series B Share)	AdrCommon		Equity
SQNS	Sequans Communications S.A. American Depositary Shares, each representing four Ordinary Shares	AdrCommon		Equity
SQQQ	ProShares UltraPro Short QQQ ETF	ExchangeTradedFund		Equity
SQSP	Squarespace, Inc. Class A Common Stock	CommonStock		Equity
SQZ	SQZ Biotechnologies Company Common Stock	CommonStock		Equity
SR	Spire Inc. Common Stock	CommonStock		Equity
SRAD	Sportradar Group AG ORD CL A	CommonStock		Equity
SRAX	SRAX Inc CL A COM USD.001	CommonStock		Equity
SRC	Spirit Realty Capital, Inc. Common stock	CommonStock		Equity
SRCE	1st Source Corp COM USD1	CommonStock		Equity
SRCL	Stericycle Inc COM USD.01	CommonStock		Equity
SRCpA	Spirit Realty Capital, Inc. 6.000% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SRDX	Surmodics Inc COM USD.05	CommonStock		Equity
SRE	Sempra Common Stock	CommonStock		Equity
SREA	Sempra 5.750% Junior Subordinated Notes due 2079	StructuredProduct		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
SRET	Global X SuperDividend REIT ETF ETF	ExchangeTradedFund		Equity
SREV	ServiceSource International Inc COM USD.0001	CommonStock		Equity
SRG	Seritage Growth Properties Class A common shares of beneficial interest	CommonStock		Equity
SRGA	Surgalign Holdings Inc COM USD.001	CommonStock		Equity
SRGpA	Seritage Growth Properties 7.00% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
SRI	Stoneridge, Inc. Common Shares	CommonStock		Equity
SRL	Scully Royalty Ltd. Common Shares	CommonStock		Equity
SRLN	SSGA Active Trust SPDR Blackstone Senior Loan ETF	ExchangeTradedFund		Equity
SRLP	Sprague Resources LP Common units representing limited partner interests	CommonStock		Equity
SRNE	Sorrento Therapeutics Inc COM USD0.0001	CommonStock		Equity
SRPT	Sarepta Therapeutics Inc COM USD.0001	CommonStock		Equity
SRRA	Sierra Oncology Inc COM USD.001	CommonStock		Equity
SRRK	Scholar Rock Holding Corp COM	CommonStock		Equity
SRS	ProShares Trust ProShares UltraShort Real Estate	ExchangeTradedFund		Equity
SRSA	Sarissa Capital Acquisition Corp CL A	CommonStock		Equity
SRSAU	Sarissa Capital Acquisition Corp UNIT	Unit		Equity
SRSAW	Sarissa Capital Acquisition Corp WT EXP 102327	Warrant		Equity
SRT	StarTek, Inc. Common Stock	CommonStock		Equity
SRTS	Sensus Healthcare Inc COM USD.01	CommonStock		Equity
SRTY	ProShares Trust ProShares UltraPro Short Russell2000	ExchangeTradedFund		Equity
SRV	The Cushing MLP & Infrastructure Total Return Fund Common Shares of Beneficial Interest	CommonStock		Equity
SRVR	Pacer Funds Trust Pacer Benchmark Data & Infrastructure Real Estate SCTR ETF	ExchangeTradedFund		Equity
SRZN	Surrozen Inc COM	CommonStock		Equity
SRZNW	Surrozen Inc WT EXP 080131	Warrant		Equity
SRpA	Spire Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 5.90% Series A Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
SSAA	Science Strategic Acquisition Corp Alpha COM CL A	CommonStock		Equity
SSAAU	Science Strategic Acquisition Corp Alpha UNIT	Unit		Equity
SSAAW	Science Strategic Acquisition Corp. Alpha Warrant	Warrant		Equity
SSB	SouthState Corporation COM USD5	CommonStock		Equity
SSBI	Summit State Bank COM	CommonStock		Equity
SSBK	Southern States Bancshares Inc COM USD5.00	CommonStock		Equity
SSD	Simpson Manufacturing Co., Inc. Common Stock	CommonStock		Equity
SSFI	Strategy Shares Day Hagan / Ned Davis Research Smart Sector Fixed Income ETF	ExchangeTradedFund		Equity
SSG	ProShares Trust ProShares UltraShort Semiconductors	ExchangeTradedFund		Equity
SSIC	Silver Spike Investment Corp COM	CommonStock		Equity
SSKN	STRATA Skin Sciences Inc COM USD.001	CommonStock		Equity
SSL	Sasol Limited ADSs, each representing one ordinary share of no par value	AdrCommon		Equity
SSLY	Syntax ETF Trust Syntax Stratified SmallCap ETF	ExchangeTradedFund		Equity
SSNC	SS&C Technologies Holdings Inc COM USD.01	CommonStock		Equity
SSNT	SilverSun Technologies Inc COM	CommonStock		Equity
SSO	ProShares Trust ProShares Ultra S&P 500	ExchangeTradedFund		Equity
SSP	Scripps (E.W.) Co (The) CL A COM USD.01	CommonStock		Equity
SSPX	Janus Detroit Street Trust Janus Henderson U.S. Sustainable Equity ETF	ExchangeTradedFund		Equity
SSPY	Syntax ETF Trust Syntax Stratified LargeCap ETF	ExchangeTradedFund		Equity
SSRM	SSR Mining Inc COM NPV	CommonStock		Equity
SSSS	Suro Capital Corp COM USD.01	CommonStock		Equity
SSSSL	SuRo Capital Corp 6.00 Notes due 2026 ETN	Unknown		Equity
SST	System1, Inc. Class A Common Stock	CommonStock		Equity
SST.WS	System1, Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SSTI	ShotSpotter Inc COM 0.005 USD	CommonStock		Equity
SSTK	Shutterstock, Inc. Common Stock	CommonStock		Equity
SSU	SIGNA Sports United B.V. Ordinary Shares	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
SSU.WS	SIGNA Sports United B.V. Public Warrants, each whole warrant to purchase one Ordinary Shares at an exercise price of $11.50	Warrant	Warrants	Equity
SSUS	Strategy Shares Day Hagan/Ned Davis Research Smart Sector ETF	ExchangeTradedFund		Equity
SSY	SunLink Health Systems Inc Common Stock	CommonStock		Equity
SSYS	Stratasys Ltd ORD SHR	CommonStock		Equity
ST	Sensata Technologies Holding plc Ordinary Shares	CommonStock		Equity
STAA	STAAR Surgical Co COM USD.01	CommonStock		Equity
STAB	Statera Biopharma Inc COM	CommonStock		Equity
STAF	Staffing 360 Solutions Inc COM USD.00001	CommonStock		Equity
STAG	STAG Industrial, Inc. Common Stock, $0.01 par value	CommonStock		Equity
STAR	iStar Inc. Common Stock	CommonStock		Equity
STARpD	iStar Inc. Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
STARpG	iStar Inc. 7.65% Series G Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
STARpI	iStar Inc. 7.50% Series I Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
STBA	S&T Bancorp Inc COM NPV	CommonStock		Equity
STBL	The RBB Fund, Inc. DriveWealth Steady Saver ETF	ExchangeTradedFund		Equity
STC	Stewart Information Services Corporation Common Stock	CommonStock		Equity
STCN	Steel Connect Inc COM USD.01	CommonStock		Equity
STE	STERIS plc Ordinary Shares	CommonStock		Equity
STEM	Stem, Inc. Common Stock	CommonStock		Equity
STEP	StepStone Group Inc COM CL A	CommonStock		Equity
STER	Sterling Check Corp COM USD0.01	CommonStock		Equity
STET	ST Energy Transition I Ltd. Class A Ordinary Shares	CommonStock		Equity
STET.U	ST Energy Transition I Ltd. SAIL securities, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
STET.WS	ST Energy Transition I Ltd. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50, included as part of the SAIL securities	Warrant	Warrants	Equity
STEW	SRH Total Return Fund, Inc. Common Stock	CommonStock		Equity
STG	Sunlands Technology Group American Depositary Shares, every two (2) ADSs representing one (1) Class A Ordinary Share	AdrCommon		Equity
STGF	Listed Funds Trust Merk Stagflation ETF	ExchangeTradedFund		Equity
STGW	Stagwell Inc COM CL A	CommonStock		Equity
STIM	Neuronetics Inc COM	CommonStock		Equity
STIP	iShares Trust iShares 0-5 Year TIPS Bond ETF	ExchangeTradedFund		Equity
STK	Columbia Seligman Premium Technology Growth Fund, Inc. Common Stock, $0.01 par value	CommonStock		Equity
STKL	SunOpta Inc COM NPV	CommonStock		Equity
STKS	ONE Group Hospitality Inc (The) COM USD.0001	CommonStock		Equity
STLA	Stellantis N.V. Common Shares	CommonStock		Equity
STLD	Steel Dynamics Inc COM USD.01	CommonStock		Equity
STLG	iShares Factors US Growth Style ETF ETF	ExchangeTradedFund		Equity
STLV	iShares Factors US Value Style ETF ETF	ExchangeTradedFund		Equity
STM	STMicroelectronics N.V. New York Registry shs	NyRegisteredShare		Equity
STN	Stantec Inc. Common Shares	CommonStock		Equity
STNC	The RBB Fund, Inc. Stance Equity ESG Large Cap Core ETF	ExchangeTradedFund		Equity
STNE	StoneCo Ltd COM CL A	CommonStock		Equity
STNG	Scorpio Tankers Inc. Common stock, par value $0.01 per share	CommonStock		Equity
STOK	Stoke Therapeutics Inc COM	CommonStock		Equity
STON	StoneMor Inc. Common Stock	CommonStock		Equity
STOR	STORE Capital Corporation Common Stock	CommonStock		Equity
STOT	SPDR DoubleLine Short Duration Total Return Tactical ETF ETF	ExchangeTradedFund		Equity
STPZ	PIMCO ETF Trust PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund		Equity
STR	Sitio Royalties Corp. Class A Common Stock	CommonStock		Equity
STR.WS	Sitio Royalties Corp. Warrants, each to purchase one share of Class A common stock	Warrant	Warrants	Equity
STRA	Strategic Education Inc COM USD.01	CommonStock		Equity
STRC	Sarcos Technology & Robotics Corp COM	CommonStock		Equity
STRCW	Sarcos Technology & Robotics Corp WT EXP 061527	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
STRE	Supernova Partners Acquisition Company III, Ltd. Class A Ordinary Shares	CommonStock		Equity
STRE.U	Supernova Partners Acquisition Company III, Ltd. Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
STRE.WS	Supernova Partners Acquisition Company III, Ltd. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
STRL	Sterling Infrastructure Inc COM NPV	CommonStock		Equity
STRM	Streamline Health Solutions COM USD.01	CommonStock		Equity
STRN	Stran & Company Inc COM USD0.0001	CommonStock		Equity
STRNW	Stran & Company Inc WT EXP 110126	CommonStock		Equity
STRO	Sutro Biopharma Inc COM	CommonStock		Equity
STRR	STAR EQUITY HOLDINGS INC COM USD.001	CommonStock		Equity
STRRP	STAR EQUITY HOLDINGS INC PFD SER A	PreferredStock		Equity
STRS	Stratus Properties Inc COM NPV	CommonStock		Equity
STRT	Strattec Security Corp COM USD.01	CommonStock		Equity
STRY	Starry Group Holdings, Inc. Class A Common Stock	CommonStock		Equity
STRY.WS	Starry Group Holdings, Inc. Warrants, each whole warrant exercisable to purchase 1.2415 shares of Class A common stock at an exercise price of $9.13 per 1.2415 shares of Class A common stock	Warrant	Warrants	Equity
STSA	Satsuma Pharmaceuticals Inc COM USD0.0001	CommonStock		Equity
STSS	Sharps Technology Inc COM	CommonStock		Equity
STSSW	Sharps Technology Inc WRRTS	Warrant		Equity
STT	State Street Corporation Common Stock	CommonStock		Equity
STTK	Shattuck Labs Inc COM USD.0001	CommonStock		Equity
STTpD	State Street Corporation Depository Shares, each representing a 1/4000th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, without par value per sh	PreferredStock	Preferred Class	Equity
STTpG	State Street Corporation Depositary shares, each representing a 1/4,000th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
STVN	Stevanato Group S.p.A. Ordinary Shares	CommonStock		Equity
STWD	Starwood Property Trust, Inc. Common Stock	CommonStock		Equity
STX	Seagate Technology Holdings plc COM USD.00001	CommonStock		Equity
STXS	Stereotaxis, Inc. Common Stock, $.001 Par Value	CommonStock		Equity
STZ	Constellation Brands, Inc. Class A Common Stock	CommonStock		Equity
STZ.B	Constellation Brands, Inc. Class B Common Stock	CommonStock	Class	Equity
SU	Suncor Energy Inc. Common Shares	CommonStock		Equity
SUAC	ShoulderUp Technology Acquisition Corp. Class A Common Stock	CommonStock		Equity
SUAC.U	ShoulderUp Technology Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
SUAC.WS	ShoulderUp Technology Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
SUB	iShares Trust iShares Short-Term National Muni Bond ETF	ExchangeTradedFund		Equity
SUBS	Exchange Traded Concepts Trust Fount Subscription Economy ETF	ExchangeTradedFund		Equity
SUI	Sun Communities, Inc. Common Stock	CommonStock		Equity
SUM	Summit Materials, Inc. Class A Common Stock,	CommonStock		Equity
SUMO	Sumo Logic Inc COM USD.0001	CommonStock		Equity
SUMR	Summer Infant Inc COM	CommonStock		Equity
SUN	Sunoco LP Common units representing limited partner interests	CommonStock		Equity
SUNL	Sunlight Financial Holdings, Inc. Class A Common Stock	CommonStock		Equity
SUNL.WS	Sunlight Financial Holdings, Inc. Warrants, exercisable for one share of Class A Common Stock	Warrant	Warrants	Equity
SUNW	Sunworks Inc COM USD.001	CommonStock		Equity
SUP	Superior Industries International, Inc. Common Stock (California)	CommonStock		Equity
SUPL	ProShares Trust ProShares Supply Chain Logistics ETF	ExchangeTradedFund		Equity
SUPN	Supernus Pharmaceuticals Inc COM USD.001	CommonStock		Equity
SUPV	Grupo Supervielle S.A. American Depositary Shares (each representing five Class B shares)	AdrCommon		Equity
SURF	Surface Oncology Inc COM USD 0.0001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
SURG	SurgePays Inc COM USD.001	CommonStock		Equity
SURGW	SurgePays, Inc. Warrant	Warrant		Equity
SUSA	iShares Trust iShares MSCI USA ESG Select ETF	ExchangeTradedFund		Equity
SUSB	iShares ESG Aware 1-5 Year USD Corporate Bond ETF	ExchangeTradedFund		Equity
SUSC	iShares Trust iShares ESG Aware USD Corporate Bond ETF ETF	ExchangeTradedFund		Equity
SUSL	iShares Trust - iShares ESG MSCI USA Leaders ETF ETF	ExchangeTradedFund		Equity
SUZ	Suzano S.A. American Depositary Shares (each representing One Ordinary Share)	AdrCommon		Equity
SVAL	Ishares Us Small Cap Value Factor ETF ETF	ExchangeTradedFund		Equity
SVC	Service Properties Trust COM USD.01	CommonStock		Equity
SVFA	SVF Investment Corp CL A	CommonStock		Equity
SVFAU	SVF Investment Corp UNIT	Unit		Equity
SVFAW	SVF Investment Corp WT EX	Warrant		Equity
SVFB	SVF Investment Corp 2 CL A SHS	CommonStock		Equity
SVFD	Save Foods Inc COM	CommonStock		Equity
SVIX	1x Short VIX Futures ETF ETF	ExchangeTradedFund		Equity
SVM	Silvercorp Metals Inc. Common shares without par value	CommonStock		Equity
SVNA	7 Acquisition Corporation CL A COM USD0.0001	CommonStock		Equity
SVNAU	7 Acquisition Corporation UNITS	Unit		Equity
SVNAW	7 Acquisition Corporation WRRTS	Warrant		Equity
SVOL	Simplify Exchange Traded Funds Simplify Volatility Premium ETF	ExchangeTradedFund		Equity
SVRA	Savara Inc COM USD.001	CommonStock		Equity
SVT	Servotronics Inc Common Stock	CommonStock		Equity
SVVC	Firsthand Technology Value Fund Inc COM USD.001	CommonStock		Equity
SVXY	ProShares Short VIX Short-Term Futures ETF ETF	ExchangeTradedFund		Equity
SWAG	Software Acquisition Group Inc III COM CL A	CommonStock		Equity
SWAGU	Software Acquisition Group Inc III UNITS	Unit		Equity
SWAGW	Software Acquisition Group Inc III WT EXP 020228	Warrant		Equity
SWAN	Amplify ETF Trust Amplify BlackSwan Growth & Treasury Core ETF	ExchangeTradedFund		Equity
SWAR	Direxion Shares ETF Trust Direxion Daily Software Bull 2X Shares	ExchangeTradedFund		Equity
SWAV	ShockWave Medical Inc COM	CommonStock		Equity
SWBI	Smith & Wesson Brands Inc COM USD.001	CommonStock		Equity
SWCH	Switch, Inc. Class A common stock, par value $0.001 per share	CommonStock		Equity
SWEB	AXS Short China Internet ETF ETF	ExchangeTradedFund		Equity
SWET	Athlon Acquisition Corp COM CL A	CommonStock		Equity
SWETU	Athlon Acquisition Corp UNITS	Unit		Equity
SWETW	Athlon Acquisition Corp WT EXP 011226	Warrant		Equity
SWI	SolarWinds Corporation Common Stock	CommonStock		Equity
SWIM	Latham Group Inc COM	CommonStock		Equity
SWIR	Sierra Wireless Inc COM NPV	CommonStock		Equity
SWK	Stanley Black & Decker, Inc. Common Stock	CommonStock		Equity
SWKH	SWK Holdings Corp COM USD.001	CommonStock		Equity
SWKS	Skyworks Solutions Inc COM USD.25	CommonStock		Equity
SWM	Schweitzer-Mauduit International, Inc. Common Stock	CommonStock		Equity
SWN	Southwestern Energy Company Common Stock	CommonStock		Equity
SWSS	Springwater Special Situations Corp COM	CommonStock		Equity
SWSSU	Springwater Special Situations Corp UNITS	Unit		Equity
SWSSW	Springwater Special Situations Corp WT EXP 120127	Warrant		Equity
SWT	Stanley Black & Decker, Inc. Corporate Units	StructuredProduct		Equity
SWTX	SpringWorks Therapeutics Inc COM	CommonStock		Equity
SWVL	Swvl Holdings Corp CL A ORD	CommonStock		Equity
SWVLW	Swvl Holdings Corp WT EXP 033127	Warrant		Equity
SWX	Southwest Gas Holdings, Inc. Common Stock	CommonStock		Equity
SWZ	The Swiss Helvetia Fund, Inc. Common Stock	CommonStock		Equity
SXC	SunCoke Energy, Inc. Common Stock	CommonStock		Equity
SXI	Standex International Corporation Common Stock	CommonStock		Equity
SXQG	Exchange Traded Concepts Trust ETC 6 Meridian Quality Growth ETF	ExchangeTradedFund		Equity
SXT	Sensient Technologies Corporation Common Stock	CommonStock		Equity
SXTC	China SXT Pharmaceuticals Inc ORD USD0.08	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
SXUS	Janus Detroit Street Trust Janus Henderson International Sustainable Equity ETF	ExchangeTradedFund		Equity
SY	So-Young International Inc ADS	AdrCommon		Equity
SYBT	Stock Yards Bancorp Inc COM NPV	CommonStock		Equity
SYBX	Synlogic Inc COM USD.0001	CommonStock		Equity
SYF	Synchrony Financial Common Stock	CommonStock		Equity
SYFpA	Synchrony Financial Depositary Shares, each Representing a 1/40th Interest in a Share of 5.625% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
SYII	Syntax ETF Trust Syntax Stratified Total Market II ETF	ExchangeTradedFund		Equity
SYK	Stryker Corporation Common Stock	CommonStock		Equity
SYLD	Cambria Shareholder Yield ETF ETF	ExchangeTradedFund		Equity
SYM	Symbotic Inc CL A COM NPV	CommonStock		Equity
SYN	Synthetic Biologics Inc. Common Stock	CommonStock		Equity
SYNA	Synaptics Inc COM NPV	CommonStock		Equity
SYNH	Syneos Health Inc CL A COM NPV	CommonStock		Equity
SYNL	Synalloy Corp COM USD1	CommonStock		Equity
SYPR	Sypris Solutions Inc COM USD.01	CommonStock		Equity
SYRS	Syros Pharmaceuticals Inc COM USD.001	CommonStock		Equity
SYTA	Siyata Mobile Inc COM NPV	CommonStock		Equity
SYTAW	Siyata Mobile Inc Wrrt	Warrant		Equity
SYUS	Syntax ETF Trust Syntax Stratified U.S. Total Market ETF	ExchangeTradedFund		Equity
SYY	Sysco Corporation Common Stock	CommonStock		Equity
SZC	The Cushing NextGen Infrastructure Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
SZK	ProShares Trust ProShares UltraShort Consumer Goods	ExchangeTradedFund		Equity
SZNE	Pacer Funds Trust Pacer CFRA-Stovall Equal Weight Seasonal Rotation ETF	ExchangeTradedFund		Equity
SZZL	Sizzle Acquisition Corp COM USD0.0001	CommonStock		Equity
SZZLU	Sizzle Acquisition Corp UNITS	Unit		Equity
SZZLW	Sizzle Acquisition Corp WT EX 110226	Warrant		Equity
T	AT&T Inc. Common Stock	CommonStock		Equity
TA	TravelCenters Of America Inc COM USD.00001	CommonStock		Equity
TAC	TransAlta Corporation Common Shares	CommonStock		Equity
TACK	Capitol Series Trust Fairlead Tactical Sector ETF	ExchangeTradedFund		Equity
TACT	TransAct Technologies Inc COM USD.01	CommonStock		Equity
TAGG	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price QM US Bond ETF	ExchangeTradedFund		Equity
TAGS	Teucrium Commodity Trust Teucrium Agricultural Fund	ExchangeTradedVehicle		Equity
TAIL	CAMBRIA TAIL RISK ETF ETF	ExchangeTradedFund		Equity
TAIT	Taitron Components Inc CL A COM USD.001	CommonStock		Equity
TAK	Takeda Pharmaceutical Company Limited American Depositary Shares (each representing 1/2 of a share of Common Stock)	AdrCommon		Equity
TAL	TAL Education Group American Depositary Shares (each representing 0.3333 of a share of Class A Common Shares)	AdrCommon		Equity
TALK	Talkspace Inc COM	CommonStock		Equity
TALKW	Talkspace Inc WT EXP 062125	Warrant		Equity
TALO	Talos Energy Inc. Common Stock	CommonStock		Equity
TALS	Talaris Therapeutics Inc COM USD.0001	CommonStock		Equity
TAN	Invesco Exchange-Traded Fund Trust II Invesco Solar ETF	ExchangeTradedFund		Equity
TANH	Tantech Holdings Ltd COM USD.001	CommonStock		Equity
TANNI	TravelCenters of America Inc 8.25 Senior Notes due 2028 STRUCT PRODUCT	Unknown		Equity
TANNL	TravelCenters of America Inc 8.0 Senior Notes due 2029 STRUCT PRODUCT	Unknown		Equity
TANNZ	TravelCenters of America Inc 8.00 Senior Notes due 2030 STRUCT PRODUCT	Unknown		Equity
TAOP	Taoping Inc COM USD.01	CommonStock		Equity
TAP	Molson Coors Beverage Company Class B Common Stock	CommonStock		Equity
TAP.A	Molson Coors Beverage Company Class A Common Stock	CommonStock	Class	Equity
TARA	Protara Therapeutics Inc COM	CommonStock		Equity
TARK	AXS 2X Innovation ETF ETF	ExchangeTradedFund		Equity
TARO	Taro Pharmaceutical Industries Ltd. Ordinary Shares	CommonStock		Equity
TARS	Tarsus Pharmaceuticals Inc COM USD.0001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
TASK	TaskUs Inc COM CL A	CommonStock		Equity
TAST	Carrols Restaurant Group Inc COM USD.01	CommonStock		Equity
TATT	TAT Technologies Ltd ORD ILS.15	CommonStock		Equity
TAXF	American Century ETF Trust American Century Diversified Municipal Bond ETF	ExchangeTradedFund		Equity
TAYD	Taylor Devices Inc COM USD.025	CommonStock		Equity
TBB	AT&T Inc. 5.350% Global Notes due 2066	StructuredProduct		Equity
TBBK	Bancorp Inc (The) COM	CommonStock		Equity
TBC	AT&T Inc. 5.625% Global Notes due 2067	StructuredProduct		Equity
TBCP	Thunder Bridge Capital Partners III Inc COM CL A	CommonStock		Equity
TBCPU	Thunder Bridge Capital Partners III Inc UNITS	Unit		Equity
TBCPW	Thunder Bridge Capital Partners III Inc WT EXP 021528	Warrant		Equity
TBF	ProShares Trust ProShares Short 20+ Year Treasury	ExchangeTradedFund		Equity
TBI	TrueBlue, Inc. Common Stock	CommonStock		Equity
TBJL	Innovator 20 Year Treasury Bond 9 Buffer ETF July ETF	ExchangeTradedFund		Equity
TBK	Triumph Bancorp Inc COM USD0.01	CommonStock		Equity
TBKCP	Triumph Bancorp Inc 7.125 DP SH PF C	PreferredStock		Equity
TBLA	Taboola.com Ltd ORD SHS	CommonStock		Equity
TBLAW	Taboola.com Ltd WT EXP 062926	Warrant		Equity
TBLD	Thornburg Income Builder Opportunities Trust COM	CommonStock		Equity
TBLT	Toughbuilt Industries Inc COM	CommonStock		Equity
TBLTW	Toughbuilt Industries Inc WRRT	Warrant		Equity
TBNK	Territorial Bancorp Inc COM USD.01	CommonStock		Equity
TBPH	Theravance Biopharma Inc COM USD.00001	CommonStock		Equity
TBSA	TB SA Acquisition Corp COM	CommonStock		Equity
TBSAU	TB SA Acquisition Corp UNITS	Unit		Equity
TBSAW	TB SA Acquisition Corp Wrrt	Warrant		Equity
TBT	ProShares Trust ProShares UltraShort 20+ Year Treasury	ExchangeTradedFund		Equity
TBUX	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Ultra Short-Term Bond ETF	ExchangeTradedFund		Equity
TBX	ProShares Trust ProShares Short 7-10 Year Treasury	ExchangeTradedFund		Equity
TC	Tuanche Co Ltd ADR	AdrCommon		Equity
TCBC	TC Bancshares Inc COM USD0.01	CommonStock		Equity
TCBI	Texas Capital Bancshares Inc COM	CommonStock		Equity
TCBIO	Texas Capital Bancshares Inc 5.75 DEP PFD B	PreferredStock		Equity
TCBK	TriCo Bancshares COM NPV	CommonStock		Equity
TCBP	TC BioPharm (Holdings) PLC ADR	AdrCommon		Equity
TCBPW	TC BioPharm (Holdings) PLC WT EXP 020828	Warrant		Equity
TCBS	Texas Community Bancshares Inc COM USD.01	CommonStock		Equity
TCBX	Third Coast Bancshares Inc COM USD1	CommonStock		Equity
TCDA	Tricida Inc COM	CommonStock		Equity
TCFC	The Community Financial Corporation COM USD0.01	CommonStock		Equity
TCHI	iShares MSCI China Multisector Tech ETF ETF	ExchangeTradedFund		Equity
TCHP	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Blue Chip Growth ETF	ExchangeTradedFund		Equity
TCI	Transcontinental Realty Investors, Inc. Common Stock	CommonStock		Equity
TCMD	Tactile Systems Technology Inc COM USD.001	CommonStock		Equity
TCN	Tricon Residential Inc. Common Shares	CommonStock		Equity
TCOA	Trajectory Alpha Acquisition Corp. Class A Common Stock	CommonStock		Equity
TCOA.U	Trajectory Alpha Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable public warrant	Unit	Units	Equity
TCOA.WS	Trajectory Alpha Acquisition Corp. Public warrants, each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TCOM	Trip com Group Ltd ADR	AdrCommon		Equity
TCON	TRACON Pharmaceuticals Inc COM USD.001	CommonStock		Equity
TCPC	Blackrock TCP Capital Corp COM USD.001	CommonStock		Equity
TCRR	TCR2 Therapeutics Inc COM	CommonStock		Equity
TCRT	Alaunos Therapeutics Inc COM	CommonStock		Equity
TCRX	TScan Therapeutics Inc COM USD.0001	CommonStock		Equity
TCS	The Container Store Group, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
TCTL	Premise Capital Diversified Tactical ETF ETF	ExchangeTradedFund		Equity
TCVA	TCV Acquisition Corp COM CL A	CommonStock		Equity
TCX	Tucows Inc CL A COM NPV	CommonStock		Equity
TD	The Toronto-Dominion Bank Common Shares	CommonStock		Equity
TDC	Teradata Corporation Common Stock	CommonStock		Equity
TDCX	TDCX Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
TDF	Templeton Dragon Fund, Inc. Common Stock	CommonStock		Equity
TDG	TransDigm Group Incorporated Common Stock	CommonStock		Equity
TDIV	First Trust Exchange Traded Fund VI First Trust NASDAQ Technology Dividend Index Fund ETF	ExchangeTradedFund		Equity
TDOC	Teladoc Health, Inc. Common Stock	CommonStock		Equity
TDS	Telephone and Data Systems, Inc. Common Shares	CommonStock		Equity
TDSA	Exchange Listed Funds Trust Cabana Target Drawdown 5 ETF	ExchangeTradedFund		Equity
TDSB	Exchange Listed Funds Trust Cabana Target Drawdown 7 ETF	ExchangeTradedFund		Equity
TDSC	Exchange Listed Funds Trust Cabana Target Drawdown 10 ETF	ExchangeTradedFund		Equity
TDSD	Exchange Listed Funds Trust Cabana Target Drawdown 13 ETF	ExchangeTradedFund		Equity
TDSE	Exchange Listed Funds Trust Cabana Target Drawdown 16 ETF	ExchangeTradedFund		Equity
TDSpU	Telephone and Data Systems, Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a 6.625% Series UU Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
TDSpV	Telephone and Data Systems, Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a 6.000% Series VV Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
TDTF	FlexShares Trust FlexShares iBoxx 5-Year Target Duration TIPS Index Fund	ExchangeTradedFund		Equity
TDTT	FlexShares Trust FlexShares iBoxx 3-Year Target Duration TIPS Index Fund	ExchangeTradedFund		Equity
TDUP	ThredUp Inc COM CL A	CommonStock		Equity
TDV	ProShares S&P Technology Dividend Aristocrats ETF ETF	ExchangeTradedFund		Equity
TDVG	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Dividend Growth ETF	ExchangeTradedFund		Equity
TDW	Tidewater Inc. Common Stock	CommonStock		Equity
TDW.WS	Tidewater Inc. Warrants to purchase common stock (expiring 11/14/2024)	Warrant	Warrants	Equity
TDW.WS.A	Tidewater Inc. Tidewater Inc. Series A Warrants	Warrant	Warrants Class	Equity
TDW.WS.B	Tidewater Inc. Tidewater Inc. Series B Warrants	Warrant	Warrants Class	Equity
TDY	Teledyne Technologies Incorporated Common Stock	CommonStock		Equity
TEAF	Ecofin Sustainable and Social Impact Term Fund Common shares of beneficial interest	CommonStock		Equity
TEAM	Atlassian Corp Plc CL A ORD USD.1	CommonStock		Equity
TECB	iShares Trust iShares U.S. Tech Breakthrough Multisector ETF	ExchangeTradedFund		Equity
TECH	Bio-Techne Corp COM USD.01	CommonStock		Equity
TECK	Teck Resources Limited Class B Subordinate Voting Shares	CommonStock		Equity
TECL	Direxion Shares ETF Trust Direxion Daily Technology Bull 3X Shares	ExchangeTradedFund		Equity
TECS	Direxion Shares ETF Trust Direxion Daily Technology Bear 3X Shares	ExchangeTradedFund		Equity
TECTP	Tectonic Financial Inc NON-CUM PFD B	PreferredStock		Equity
TEDU	Tarena International Inc ADR	AdrCommon		Equity
TEF	Telefonica S.A. American Depositary Shares (Each representing One share of Capital Stock)	AdrCommon		Equity
TEI	Templeton Emerging Markets Income Fund Shares of Beneficial Interest	CommonStock		Equity
TEKK	Tekkorp Digital Acquisition Corp CL A	CommonStock		Equity
TEKKU	Tekkorp Digital Acquisition Corp UNITS	Unit		Equity
TEKKW	Tekkorp Digital Acquisition Corp WT EXP 102627	Warrant		Equity
TEL	TE Connectivity Ltd. Registered Shares	CommonStock		Equity
TELA	TELA Bio Inc COM	CommonStock		Equity
TELL	Tellurian Inc. Common Stock	CommonStock		Equity
TELZ	Tellurian Inc. 8.25% Senior Notes due 2028	StructuredProduct		Equity
TEMP	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Climate Change Solutions ETF	ExchangeTradedFund		Equity
TEN	Tenneco Inc. Class A Voting Common Stock	CommonStock		Equity
TENB	Tenable Holdings Inc COM	CommonStock		Equity
TENG	Direxion Shares ETF Trust Direxion Daily 5G Communications Bull 2X Shares	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
TENX	Tenax Therapeutics Inc COM USD.01	CommonStock		Equity
TEO	Telecom Argentina S.A. American Depositary Shares (Each representing five Class B Ordinary Shares)	AdrCommon		Equity
TEQI	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Equity Income ETF	ExchangeTradedFund		Equity
TER	Teradyne Inc COM USD.125	CommonStock		Equity
TERN	Terns Pharmaceuticals Inc COM	CommonStock		Equity
TESS	TESSCO Technologies Inc COM USD.01	CommonStock		Equity
TETC	Tech and Energy Transition Corp COM	CommonStock		Equity
TETCU	Tech and Energy Transition Corp UNITS	Unit		Equity
TETCW	Tech and Energy Transition Corp Wrrt	Warrant		Equity
TETE	Technology & Telecommunication Acquisition Corporation CL A ORD USD0.0001	CommonStock		Equity
TETEU	Technology & Telecommunication Acquisition Corporation UNITS	Unit		Equity
TETEW	Technology & Telecommunication Acquisition Corporation WT EXP 021527	Warrant		Equity
TEVA	Teva Pharmaceutical Industries Limited American Depositary Shares, each representing one Ordinary Share	AdrCommon		Equity
TEX	Terex Corporation Common Stock	CommonStock		Equity
TFC	Truist Financial Corporation Common Stock	CommonStock		Equity
TFCpI	Truist Financial Corporation Depositary Shares each representing 1/4,000th interest in a share of Series I Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
TFCpO	Truist Financial Corporation Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series O Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
TFCpR	Truist Financial Corporation Depositary Shares, each representing 1/1,000th interest in a share of Series R Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
TFFP	TFF Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
TFI	SPDR Series Trust SPDR Nuveen Bloomberg Municipal Bond ETF	ExchangeTradedFund		Equity
TFII	TFI International Inc. Common Shares	CommonStock		Equity
TFJL	Innovator 20 Year Treasury Bond 5 Floor ETF July ETF	ExchangeTradedFund		Equity
TFLO	iShares Trust iShares Treasury Floating Rate Bond ETF	ExchangeTradedFund		Equity
TFSA	Terra Income Fund 6, Inc. 7.00% Notes due 2026	StructuredProduct		Equity
TFSL	TFS Financial Corp COM USD.01	CommonStock		Equity
TFX	Teleflex Incorporated Common Stock	CommonStock		Equity
TG	Tredegar Corporation Common Stock	CommonStock		Equity
TGA	TransGlobe Energy Corp COM NPV	CommonStock		Equity
TGAA	Target Global Acquisition I Corp CL A COM USD0.0001	CommonStock		Equity
TGAAU	Target Global Acquisition I Corp UNITS	Unit		Equity
TGAAW	Target Global Acquisition I Corp WT EXP 120826	Warrant		Equity
TGAN	Transphorm Inc COM	CommonStock		Equity
TGB	Taseko Mines Limited Common Shares	CommonStock		Equity
TGH	Textainer Group Holdings Limited Common Share	CommonStock		Equity
TGHpA	Textainer Group Holdings Limited Depositary Shares, each representing a 1/1000th interest in a share of 7.000% Series A Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TGHpB	Textainer Group Holdings Limited Depositary Shares, each representing a 1/1,000th interest in a share of 6.250% Series B Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TGI	Triumph Group, Inc. Common Stock	CommonStock		Equity
TGIF	Tidal ETF Trust SoFi Weekly Income ETF	ExchangeTradedFund		Equity
TGLS	Tecnoglass Inc. Ordinary Shares	CommonStock		Equity
TGNA	TEGNA Inc. Common Stock	CommonStock		Equity
TGR	Kimbell Tiger Acquisition Corporation Class A Common Stock	CommonStock		Equity
TGR.U	Kimbell Tiger Acquisition Corporation Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
TGR.WS	Kimbell Tiger Acquisition Corporation Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TGRW	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Growth Stock ETF	ExchangeTradedFund		Equity
TGS	Transportadora de Gas del Sur S.A. American Depositary Shares (Each representing five Class B Shares)	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
TGT	Target Corporation Common Stock	CommonStock		Equity
TGTX	TG Therapeutics Inc COM USD.001	CommonStock		Equity
TGVC	TG Venture Acquisition Corp COM CL A	CommonStock		Equity
TGVCU	TG Venture Acquisition Corp UNITS	Unit		Equity
TGVCW	TG Venture Acquisition Corp WT EXP 081528	Warrant		Equity
TH	Target Hospitality Corp COM	CommonStock		Equity
THAC	Thrive Acquisition Corporation COM CL A USD0.0001	CommonStock		Equity
THACU	Thrive Acquisition Corporation UNITS	Unit		Equity
THACW	Thrive Acquisition Corporation WRTS	Warrant		Equity
THC	Tenet Healthcare Corporation Common Stock	CommonStock		Equity
THCA	Tuscan Holdings Corp II COM USD0.0001	CommonStock		Equity
THCAU	Tuscan Holdings Corp II UNIT	Unit		Equity
THCAW	Tuscan Holdings Corp II WT EXP 040126	Warrant		Equity
THCP	Thunder Bridge Capital Partners IV Inc COM CL A	CommonStock		Equity
THCPU	Thunder Bridge Capital Partners IV Inc UNITS	Unit		Equity
THCPW	Thunder Bridge Capital Partners IV Inc WT EXP 043028	Warrant		Equity
THCX	Spinnaker ETF Series The Cannabis ETF	ExchangeTradedFund		Equity
THD	iShares Inc. iShares MSCI Thailand ETF	ExchangeTradedFund		Equity
THFF	First Financial Corp/IN COM NPV	CommonStock		Equity
THG	The Hanover Insurance Group, Inc. Common Stock	CommonStock		Equity
THM	International Tower Hill Mines Ltd Common Shares	CommonStock		Equity
THMO	ThermoGenesis Holdings Inc COM NPV	CommonStock		Equity
THNQ	Exchange Traded Concepts Trust ROBO Global Artificial Intelligence ETF	ExchangeTradedFund		Equity
THO	Thor Industries, Inc. Common Stock	CommonStock		Equity
THQ	Tekla Healthcare Opportunities Fund Shares of Beneficial Interest	CommonStock		Equity
THR	Thermon Group Holdings, Inc. Common Stock	CommonStock		Equity
THRM	Gentherm Inc COM NPV	CommonStock		Equity
THRN	Thorne HealthTech Inc COM USD0.01	CommonStock		Equity
THRX	Theseus Pharmaceuticals Inc COM USD0.0001	CommonStock		Equity
THRY	Thryv Holdings Inc COM NEW	CommonStock		Equity
THS	TreeHouse Foods, Inc. Common Stock	CommonStock		Equity
THTX	Theratechnologies Inc COM NPV	CommonStock		Equity
THW	Tekla World Healthcare Fund Shares of Beneficial Interest, par value $.01 per share	CommonStock		Equity
THWWW	Target Hospitality Corp WT EXP 3/15/2024	Warrant		Equity
THY	Toews Agility Shares Dynamic Tactical Income ETF ETF	ExchangeTradedFund		Equity
TIG	Trean Insurance Group Inc COM	CommonStock		Equity
TIGO	Millicom International Cellular SA COM USD2	CommonStock		Equity
TIGR	UP Fintech Holding Ltd ADR	CommonStock		Equity
TIL	Instil Bio Inc COM	CommonStock		Equity
TILE	Interface Inc COM USD.01	CommonStock		Equity
TILL	Listed Funds Trust Teucrium Agricultural Strategy No K-1 ETF	ExchangeTradedFund		Equity
TILT	FlexShares Morningstar US Market Factors Tilt Index Fund ETF	ExchangeTradedFund		Equity
TIMB	TIM S.A. American Depositary Shares, as evidenced by American Depositary Receipts, each representing five Common Shares	AdrCommon		Equity
TIME	Capitol Series Trust Clockwise Capital Innovation ETF	ExchangeTradedFund		Equity
TINT	ProShares Trust ProShares Smart Materials ETF	ExchangeTradedFund		Equity
TINV	Tiga Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
TINV.U	Tiga Acquisition Corp. Units, each consisting of one Class A ordinary share and one half of one warrant	Unit	Units	Equity
TINV.WS	Tiga Acquisition Corp. Warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TINY	ProShares Trust ProShares Nanotechnology ETF	ExchangeTradedFund		Equity
TIOA	Tio Tech A ORD SHS	CommonStock		Equity
TIOAU	Tio Tech A UNITS	Unit		Equity
TIOAW	Tio Tech A WT EXP 041228	Warrant		Equity
TIP	iShares Trust iShares TIPS Bond ETF	ExchangeTradedFund		Equity
TIPD	Direxion Shares ETF Trust Direxion Daily TIPS Bear 2X Shares	ExchangeTradedFund		Equity
TIPL	Direxion Shares ETF Trust Direxion Daily TIPS Bull 2X Shares	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
TIPT	Tiptree Inc COM	CommonStock		Equity
TIPX	SPDR Series Trust SPDR Bloomberg 1-10 Year TIPS ETF	ExchangeTradedFund		Equity
TIPZ	PIMCO ETF Trust PIMCO Broad U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund		Equity
TIRX	Tian Ruixiang Holdings Ltd COM CL A	CommonStock		Equity
TISI	Team, Inc. Common stock, $0.30 par value	CommonStock		Equity
TITN	Titan Machinery Inc COM USD.00001	CommonStock		Equity
TIVC	Tivic Health Systems Inc COM USD0.0001	CommonStock		Equity
TIXT	TELUS International (Cda) Inc. Subordinate Voting Shares	CommonStock		Equity
TJX	The TJX Companies, Inc. Common Stock	CommonStock		Equity
TK	Teekay Corporation Common Stock	CommonStock		Equity
TKAT	Takung Art Co. Ltd Common Stock par value $0.001 per share	CommonStock		Equity
TKC	Turkcell Iletisim Hizmetleri A.S. American Depositary Shares (Each representing 2 1/2 Tradable Shares)	AdrCommon		Equity
TKLF	Yoshitsu Co Ltd ADS	AdrCommon		Equity
TKNO	Alpha Teknova Inc COM	CommonStock		Equity
TKR	The Timken Company Common Stock	CommonStock		Equity
TLGA	TLG Acquisition One Corp. Class A Common Stock	CommonStock		Equity
TLGA.U	TLG Acquisition One Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
TLGA.WS	TLG Acquisition One Corp. Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TLGY	TLGY Acquisition Corporation ORD SHS CL A	CommonStock		Equity
TLGYU	TLGY Acquisition Corporation UNITS	Unit		Equity
TLGYW	TLGY Acquisition Corporation WRTTS	Warrant		Equity
TLH	iShares Trust iShares 10-20 Year Treasury Bond ETF	ExchangeTradedFund		Equity
TLIS	Talis Biomedical Corp COM	CommonStock		Equity
TLK	Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia American Depositary Shares (Each representing 100 Series B Shares)	AdrCommon		Equity
TLRY	Tilray Brands Inc COM CL 2	CommonStock		Equity
TLS	Telos Corp/MD COM USD0.001	CommonStock		Equity
TLSA	Tiziana Life Sciences PLC COM USD0.001	CommonStock		Equity
TLT	iShares Trust iShares 20 Year Treasury Bond ETF ETF	ExchangeTradedFund		Equity
TLTD	FlexShares Trust FlexShares Morningstar Developed Markets ex-US Factor Tilt Index Fund	ExchangeTradedFund		Equity
TLTE	FlexShares Trust FlexShares Morningstar Emerging Markets Factor Tilt Index Fund	ExchangeTradedFund		Equity
TLYS	Tilly's, Inc. Class A Common Stock, $0.001 par value per share	CommonStock		Equity
TM	Toyota Motor Corporation American Depositary Shares (Each representing ten Ordinary Shares)	AdrCommon		Equity
TMAC	The Music Acquisition Corporation Class A Common Stock	CommonStock		Equity
TMAC.U	The Music Acquisition Corporation Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
TMAC.WS	The Music Acquisition Corporation Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
TMAT	Main Thematic Innovation ETF ETF	ExchangeTradedFund		Equity
TMBR	Timber Pharmaceuticals, Inc. Common Stock	CommonStock		Equity
TMC	TMC the metals company Inc COM	CommonStock		Equity
TMCI	Treace Medical Concepts Inc COM	CommonStock		Equity
TMCWW	TMC the metals company Inc WT EXP 090926	Warrant		Equity
TMDI	Titan Medical Inc COM NPV	CommonStock		Equity
TMDV	ProShares Russell US Dividend Growers ETF ETF	ExchangeTradedFund		Equity
TMDX	Transmedics Group Inc COM	CommonStock		Equity
TME	Tencent Music Entertainment Group American Depositary Shares Representing two Class A ordinary shares	AdrCommon		Equity
TMF	Direxion Shares ETF Trust Direxion Daily 20+ Year Treasury Bull 3X Shares	ExchangeTradedFund		Equity
TMFC	The RBB Fund Inc - Motley Fool 100 Index ETF ETF	ExchangeTradedFund		Equity
TMFE	The RBB Fund, Inc. Motley Fool Capital Efficiency Index ETF	ExchangeTradedFund		Equity
TMFG	Motley Fool Global Opportunities ETF ETF	ExchangeTradedFund		Equity
TMFM	Motley Fool Mid-Cap Growth ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
TMFS	Motley Fool Small-Cap Growth ETF ETF	ExchangeTradedFund		Equity
TMFX	The RBB Fund, Inc. Motley Fool Next Index ETF	ExchangeTradedFund		Equity
TMHC	Taylor Morrison Home Corporation Common Stock	CommonStock		Equity
TMKR	Tastemaker Acquisition Corp COM CL A	CommonStock		Equity
TMKRU	Tastemaker Acquisition Corp UNITS	Unit		Equity
TMKRW	Tastemaker Acquisition Corp WT EXP 010727	CommonStock		Equity
TMO	Thermo Fisher Scientific Inc. Common Stock	CommonStock		Equity
TMP	Tompkins Financial Corporation Common Stock	CommonStock		Equity
TMPM	Turmeric Acquisition Corp CL A	CommonStock		Equity
TMPMU	Turmeric Acquisition Corp UNIT	Unit		Equity
TMPMW	Turmeric Acquisition Corp WT EXP 100825	Warrant		Equity
TMQ	Trilogy Metals Inc Common Shares	CommonStock		Equity
TMST	TimkenSteel Corporation Common Shares, without par value	CommonStock		Equity
TMUS	T-Mobile US Inc COM	CommonStock		Equity
TMV	Direxion Shares ETF Trust Direxion Daily 20+ Year Treasury Bear 3X Shares	ExchangeTradedFund		Equity
TMX	Terminix Global Holdings, Inc. Common Stock	CommonStock		Equity
TNA	Direxion Shares ETF Trust Direxion Daily Small Cap Bull 3X Shares	ExchangeTradedFund		Equity
TNC	Tennant Company Common Stock	CommonStock		Equity
TNDM	Tandem Diabetes Care Inc COM USD.001	CommonStock		Equity
TNET	TriNet Group, Inc. Common Stock	CommonStock		Equity
TNGX	Tango Therapeutics Inc COM	CommonStock		Equity
TNK	Teekay Tankers Ltd. Class A Common Stock	CommonStock		Equity
TNL	Travel + Leisure Co. Common Stock	CommonStock		Equity
TNON	Tenon Medical Inc COM USD0.001	CommonStock		Equity
TNP	Tsakos Energy Navigation Limited Common Shares	CommonStock		Equity
TNPpD	Tsakos Energy Navigation Limited 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
TNPpE	Tsakos Energy Navigation Limited Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00	PreferredStock	Preferred Class	Equity
TNPpF	Tsakos Energy Navigation Limited Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
TNXP	Tonix Pharmaceuticals Holding Corp COM USD0.001	CommonStock		Equity
TNYA	Tenaya Therapeutics Inc COM	CommonStock		Equity
TOAC	Talon 1 Acquisition Corp COM CL A	CommonStock		Equity
TOACU	Talon 1 Acquisition Corp UNITS	Unit		Equity
TOACW	Talon 1 Acquisition Corp WT EXP 073026	Warrant		Equity
TOI	The Oncology Institute Inc COM CL A	CommonStock		Equity
TOIIW	The Oncology Institute Inc WT EXP	Warrant		Equity
TOK	iShares Trust iShares MSCI Kokusai ETF	ExchangeTradedFund		Equity
TOKE	Cambria Cannabis ETF ETF	ExchangeTradedFund		Equity
TOL	Toll Brothers, Inc. Common Stock	CommonStock		Equity
TOLZ	ProShares Trust ProShares DJ Brookfield Global Infrastructure ETF	ExchangeTradedFund		Equity
TOMZ	TOMI Environmental Solutions Inc COM USD.01	CommonStock		Equity
TOP	Zhong Yang Financial Group Ltd ORD SHS USD0.001	CommonStock		Equity
TOPS	Top Ships Inc COM USD.01	CommonStock		Equity
TOST	Toast, Inc. Class A Common Stock	CommonStock		Equity
TOTL	SSGA Active Trust SPDR DoubleLine Total Return Tactical ETF	ExchangeTradedFund		Equity
TOTR	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Total Return ETF	ExchangeTradedFund		Equity
TOUR	Tuniu Corp ADR	AdrCommon		Equity
TOWN	Townebank COM	CommonStock		Equity
TPAY	Managed Portfolio Series Ecofin Digital Payments Infrastructure Fund	ExchangeTradedFund		Equity
TPB	Turning Point Brands, Inc. Common Stock	CommonStock		Equity
TPBA	TPB Acquisition Corp I COM CL A	CommonStock		Equity
TPBAU	TPB Acquisition Corp I UNITS	Unit		Equity
TPBAW	TPB Acquisition Corp I WT EXP 080926	Warrant		Equity
TPC	Tutor Perini Corporation Common Stock	CommonStock		Equity
TPG	TPG Inc CL A COM USD0.001	CommonStock		Equity
TPGY	TPG Pace Beneficial Finance Corp. Class A Ordinary Shares	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
TPGY.U	TPG Pace Beneficial Finance Corp. Units, each consisting of one Class A ordinary share and one-fifth of one Warrant	Unit	Units	Equity
TPGY.WS	TPG Pace Beneficial Finance Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TPH	Tri Pointe Homes, Inc. Common Stock, $0.01 par value	CommonStock		Equity
TPHD	Timothy Plan Timothy Plan High Dividend Stock ETF	ExchangeTradedFund		Equity
TPHE	Timothy Plan Timothy Plan High Dividend Stock Enhanced ETF	ExchangeTradedFund		Equity
TPHS	Trinity Place Holdings Inc. Common Stock	CommonStock		Equity
TPIC	TPI Composites Inc COM USD.01	CommonStock		Equity
TPIF	Timothy Plan Timothy Plan International ETF	ExchangeTradedFund		Equity
TPL	Texas Pacific Land Corporation Common Stock	CommonStock		Equity
TPLC	Timothy Plan Timothy Plan US Large/Mid Cap Core ETF	ExchangeTradedFund		Equity
TPLE	Timothy Plan Timothy Plan US Large/Mid Cap Core Enhanced ETF	ExchangeTradedFund		Equity
TPOR	Direxion Shares ETF Trust Direxion Daily Transportation Bull 3X Shares	ExchangeTradedFund		Equity
TPR	Tapestry, Inc. Common Stock	CommonStock		Equity
TPSC	Timothy Plan Timothy Plan US Small Cap Core ETF	ExchangeTradedFund		Equity
TPST	Tempest Therapeutics Inc COM	CommonStock		Equity
TPTA	Terra Property Trust, Inc. 6.00% Notes due 2026	StructuredProduct		Equity
TPTX	Turning Point Therapeutics Inc COM	CommonStock		Equity
TPVG	TriplePoint Venture Growth BDC Corp. Common Stock, $0.01 par value	CommonStock		Equity
TPX	Tempur Sealy International, Inc. Common Stock	CommonStock		Equity
TPYP	Managed Portfolio Series Tortoise North American Pipeline Fund	ExchangeTradedFund		Equity
TPZ	Tortoise Power and Energy Infrastructure Fund, Inc. Common Stock	CommonStock		Equity
TQQQ	ProShares UltraPro QQQ ETF	ExchangeTradedFund		Equity
TR	Tootsie Roll Industries, Inc. Common Stock	CommonStock		Equity
TRAQ	Trine II Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
TRAQ.U	Trine II Acquisition Corp. Units, each consisting of one Class A Ordinary Share and one-half of one redeemable warrant	Unit	Units	Equity
TRAQ.WS	Trine II Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TRC	Tejon Ranch Co. Common Stock	CommonStock		Equity
TRCA	Twin Ridge Capital Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
TRCA.U	Twin Ridge Capital Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
TRCA.WS	Twin Ridge Capital Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
TRDA	Entrada Therapeutics Inc COM USD0.0001	CommonStock		Equity
TRDF	The NextGen Trend and Defend ETF ETF	ExchangeTradedFund		Equity
TREC	Trecora Resources Common Stock	CommonStock		Equity
TREE	LendingTree Inc COM USD.01	CommonStock		Equity
TREX	Trex Company, Inc. Common Stock	CommonStock		Equity
TRFK	Pacer Funds Trust Pacer Data and Digital Revolution ETF	ExchangeTradedFund		Equity
TRGP	Targa Resources Corp. Common Stock	CommonStock		Equity
TRHC	Tabula Rasa HealthCare Inc COM USD.0001	CommonStock		Equity
TRI	Thomson Reuters Corporation Common Shares	CommonStock		Equity
TRIB	Trinity Biotech PLC SPON ADR	AdrCommon		Equity
TRIN	Trinity Capital Inc COM	CommonStock		Equity
TRIP	TripAdvisor Inc COM USD.001	CommonStock		Equity
TRIS	Tristar Acquisition I Corp. Class A Ordinary Shares	CommonStock		Equity
TRIS.U	Tristar Acquisition I Corp. Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant to purchase one Class A Ordinary Share	Unit	Units	Equity
TRIS.WS	Tristar Acquisition I Corp. Redeemable Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TRKA	Troika Media Group Inc COM	CommonStock		Equity
TRKAW	Troika Media Group Inc WT EXP 041324	Warrant		Equity
TRMB	Trimble Inc COM NPV	CommonStock		Equity
TRMD	Torm PLC COM CL A	CommonStock		Equity
TRMK	Trustmark Corp COM NPV	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
TRMR	Tremor International Ltd ADR	AdrCommon		Equity
TRN	Trinity Industries, Inc. Common Stock	CommonStock		Equity
TRND	Pacer Funds Trust Pacer Trendpilot Fund of Funds ETF	ExchangeTradedFund		Equity
TRNO	Terreno Realty Corp Common Stock, $0.01 par value per share	CommonStock		Equity
TRNS	Transcat Inc COM USD.5	CommonStock		Equity
TRON	Corner Growth Acquisition Corp 2 ORD SHS CL A	CommonStock		Equity
TRONU	Corner Growth Acquisition Corp 2 UNITS	Unit		Equity
TRONW	Corner Growth Acquisition Corp 2 WT EXP 04/09/2026	Warrant		Equity
TROO	TROOPS Inc COM USD.001	CommonStock		Equity
TROW	T. Rowe Price Group Inc COM USD.2	CommonStock		Equity
TROX	Tronox Holdings plc Ordinary Shares	CommonStock		Equity
TRP	TC Energy Corporation Common Shares	CommonStock		Equity
TRPL	Pacer Funds Trust Pacer Metaurus US Large Cap Dividend Multiplier 300 ETF	ExchangeTradedFund		Equity
TRQ	Turquoise Hill Resources Ltd. Common Stock, without par value	CommonStock		Equity
TRS	TriMas Corp COM USD.01	CommonStock		Equity
TRST	TrustCo Bank Corp NY COM NPV	CommonStock		Equity
TRT	Trio-Tech International Common Stock	CommonStock		Equity
TRTL	TortoiseEcofin Acquisition Corp. III Class A Ordinary Shares	CommonStock		Equity
TRTL.U	TortoiseEcofin Acquisition Corp. III Units each consisting of one Class A Ordinary Share, and one-fourth of one redeemable warrant	Unit	Units	Equity
TRTL.WS	TortoiseEcofin Acquisition Corp. III Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TRTN	Triton International Limited Common Shares	CommonStock		Equity
TRTNpA	Triton International Limited 8.50% Series A Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TRTNpB	Triton International Limited 8.00% Series B Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TRTNpC	Triton International Limited 7.375% Series C Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TRTNpD	Triton International Limited 6.875% Series D Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TRTNpE	Triton International Limited 5.75% Series E Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TRTX	TPG RE Finance Trust, Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
TRTXpC	TPG RE Finance Trust, Inc. 6.25% Series C Cumulative Redeemable Preferred Stock, $0.001 par value per share	PreferredStock	Preferred Class	Equity
TRTY	Cambria Trinity ETF ETF	ExchangeTradedFund		Equity
TRU	TransUnion Common Stock	CommonStock		Equity
TRUE	TrueCar Inc COM USD.0001	CommonStock		Equity
TRUP	Trupanion Inc COM USD.00001	CommonStock		Equity
TRV	The Travelers Companies, Inc. Common Stock	CommonStock		Equity
TRVG	trivago N.V. ADR	AdrCommon		Equity
TRVI	Trevi Therapeutics Inc COM	CommonStock		Equity
TRVN	Trevena Inc COM USD.001	CommonStock		Equity
TRX	TRX Gold Corporation Common Stock	CommonStock		Equity
TRYP	Tidal ETF Trust SonicShares Airlines, Hotels, Cruise Lines ETF	ExchangeTradedFund		Equity
TS	Tenaris S.A. American Depositary Shares (Each representing Two Ordinary Shares)	AdrCommon		Equity
TSAT	Telesat Corp COM CL A CL B	CommonStock		Equity
TSBK	Timberland Bancorp Inc COM USD.01	CommonStock		Equity
TSCO	Tractor Supply Co COM USD.008	CommonStock		Equity
TSE	Trinseo PLC Ordinary Shares	CommonStock		Equity
TSEM	Tower Semiconductor Ltd ORD NIS1	CommonStock		Equity
TSHA	Taysha Gene Therapies Inc COM USD0.00001	CommonStock		Equity
TSI	TCW Strategic Income Fund, Inc. Common Stock	CommonStock		Equity
TSIB	Tishman Speyer Innovation Corp II COM CL A	CommonStock		Equity
TSIBU	Tishman Speyer Innovation Corp II UNITS	Unit		Equity
TSIBW	Tishman Speyer Innovation Corp II WT EXP 021126	Warrant		Equity
TSJA	Innovator Triple Stacker ETF ETF	ExchangeTradedFund		Equity
TSLA	Tesla Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
TSLX	Sixth Street Specialty Lending, Inc. Common Stock, $0.01 par value	CommonStock		Equity
TSM	Taiwan Semiconductor Manufacturing Company Ltd. American Depositary Shares (Each representing five Common Shares)	AdrCommon		Equity
TSN	Tyson Foods, Inc. Class A Common Shares	CommonStock		Equity
TSOC	Innovator Triple Stacker ETF ETF	ExchangeTradedFund		Equity
TSP	TuSimple Holdings Inc COM CL A	CommonStock		Equity
TSPA	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price U.S. Equity Research ETF	ExchangeTradedFund		Equity
TSPQ	TCW Special Purpose Acquisition Corp. Class A Common Stock	CommonStock		Equity
TSPQ.U	TCW Special Purpose Acquisition Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
TSPQ.WS	TCW Special Purpose Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
TSQ	Townsquare Media, Inc. Class A Common Stock	CommonStock		Equity
TSRI	TSR Inc COM USD.01	CommonStock		Equity
TSVT	2seventy bio Inc COM	CommonStock		Equity
TT	Trane Technologies plc Ordinary Shares	CommonStock		Equity
TTAC	FCF US Quality ETF ETF	ExchangeTradedFund		Equity
TTAI	FCF International Quality ETF ETF	ExchangeTradedFund		Equity
TTC	The Toro Company Common Shares	CommonStock		Equity
TTCF	Tattooed Chef Inc COM CL A	CommonStock		Equity
TTD	Trade Desk Inc (The) CL A COM USD.000001	CommonStock		Equity
TTE	TotalEnergies SE American Depositary Shares (Each Representing one Ordinary Share)	AdrCommon		Equity
TTEC	TTEC Holdings Inc COM USD.01	CommonStock		Equity
TTEK	Tetra Tech Inc COM USD.01	CommonStock		Equity
TTGT	TechTarget Inc COM USD.001	CommonStock		Equity
TTI	Tetra Technologies, Inc. Common Stock	CommonStock		Equity
TTM	Tata Motors Limited American Depositary Shares (Each representing five Ordinary Shares)	AdrCommon		Equity
TTMI	TTM Technologies Inc COM NPV	CommonStock		Equity
TTNP	Titan Pharmaceuticals Inc COM USD.001	CommonStock		Equity
TTOO	T2 Biosystems Inc COM USD.001	CommonStock		Equity
TTP	Tortoise Pipeline & Energy Fund, Inc. Common Stock	CommonStock		Equity
TTSH	Tile Shop Holdings Inc COM USD0.0001	CommonStock		Equity
TTT	ProShares Trust ProShares UltraPro Short 20+ Year Treasury	ExchangeTradedFund		Equity
TTWO	Take-Two Interactive Software Inc COM USD.01	CommonStock		Equity
TU	Telus Corporation Common Shares	CommonStock		Equity
TUEM	Tuesday Morning Corp. COM	CommonStock		Equity
TUFN	Tufin Software Technologies Ltd. Ordinary Shares, par value NIS 0.015	CommonStock		Equity
TUG	STF Tactical Growth ETF ETF	ExchangeTradedFund		Equity
TUGN	STF Tactical Growth & Income ETF ETF	ExchangeTradedFund		Equity
TUP	Tupperware Brands Corporation Common Stock	CommonStock		Equity
TUR	iShares MSCI Turkey ETF ETF	ExchangeTradedFund		Equity
TURN	180 Degree Capital Corp COM USD.01	CommonStock		Equity
TUSK	Mammoth Energy Services Inc COM USD0.01	CommonStock		Equity
TUYA	Tuya Inc. American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon		Equity
TV	Grupo Televisa, S.A.B. Global Depositary Shares (Each representing Five Ordinary Participation Certificates)	AdrCommon		Equity
TVC	Tennessee Valley Authority Power Bonds 1998 Series D due June 1, 2028	StructuredProduct		Equity
TVE	Tennessee Valley Authority Power Bonds 1999 Series A due May 1, 2029 (Putable Automatic Rate Reset Securities)	StructuredProduct		Equity
TVTX	Travere Therapeutics Inc COM	CommonStock		Equity
TVTY	Tivity Health Inc COM USD.001	CommonStock		Equity
TW	Tradeweb Markets Inc COM CL A	CommonStock		Equity
TWCB	Bilander Acquisition Corp COM CL A	CommonStock		Equity
TWCBU	Bilander Acquisition Corp UNITS	Unit		Equity
TWCBW	Bilander Acquisition Corp WT EXP 051926	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
TWI	Titan International, Inc. Common Stock	CommonStock		Equity
TWIN	Twin Disc Inc COM NPV	CommonStock		Equity
TWIO	Spinnaker ETF Series Trajan Wealth Income Opportunities ETF	ExchangeTradedFund		Equity
TWKS	Thoughtworks Holding Inc COM USD0.001	CommonStock		Equity
TWLO	Twilio Inc. Class A Common Stock	CommonStock		Equity
TWLV	Twelve Seas Investment Co II COM CL A	CommonStock		Equity
TWLVU	Twelve Seas Investment Co II UNITS	Unit		Equity
TWLVW	Twelve Seas Investment Co II WT EXP 030228	Warrant		Equity
TWM	ProShares Trust ProShares UltraShort Russell2000	ExchangeTradedFund		Equity
TWN	The Taiwan Fund, Inc. Common Stock	CommonStock		Equity
TWND	Tailwind Acquisition Corp. Class A Common Stock	CommonStock		Equity
TWND.U	Tailwind Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-half of one redeemable warrant	Unit	Units	Equity
TWND.WS	Tailwind Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
TWNI	Tailwind International Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
TWNI.U	Tailwind International Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
TWNI.WS	Tailwind International Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
TWNK	Hostess Brands Inc CL A COM USD.0001	CommonStock		Equity
TWO	Two Harbors Investment Corp. Common Stock	CommonStock		Equity
TWOA	two Class A Ordinary Shares	CommonStock		Equity
TWOU	2U Inc COM USD.001	CommonStock		Equity
TWOpA	Two Harbors Investment Corp. 8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock ($25.00 liquidation preference per share)	PreferredStock	Preferred Class	Equity
TWOpB	Two Harbors Investment Corp. 7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
TWOpC	Two Harbors Investment Corp. 7.25% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
TWST	Twist Bioscience Corp COM	CommonStock		Equity
TWTR	Twitter, Inc. Common Stock, $0.000005 par value	CommonStock		Equity
TX	Ternium S.A. American Depositary Shares, (Each representing ten shares)	AdrCommon		Equity
TXG	10x Genomics Inc COM CL A USD0.00001	CommonStock		Equity
TXMD	TherapeuticsMD Inc COM	CommonStock		Equity
TXN	Texas Instruments Inc COM USD1	CommonStock		Equity
TXRH	Texas Roadhouse Inc COM USD.001	CommonStock		Equity
TXT	Textron Inc. Common Stock	CommonStock		Equity
TY	Tri-Continental Corporation Common Stock	CommonStock		Equity
TYA	Simplify Risk Parity Treasury ETF ETF	ExchangeTradedFund		Equity
TYD	Direxion Shares ETF Trust Direxion Daily 7-10 Year Treasury Bull 3X Shares	ExchangeTradedFund		Equity
TYDEV	Cryptyde Inc COM USD0.001	CommonStock		Equity
TYG	Tortoise Energy Infrastructure Corporation Common Stock	CommonStock		Equity
TYL	Tyler Technologies, Inc. Common Stock	CommonStock		Equity
TYME	Tyme Technologies Inc COM	CommonStock		Equity
TYNE	Direxion Shares ETF Trust Direxion Nanotechnology ETF	ExchangeTradedFund		Equity
TYO	Direxion Shares ETF Trust Direxion Daily 7-10 Year Treasury Bear 3X Shares	ExchangeTradedFund		Equity
TYRA	Tyra Biosciences Inc COM USD0.0001	CommonStock		Equity
TYp	Tri-Continental Corporation $2.50 Cumulative Preferred Stock	PreferredStock	Preferred	Equity
TZA	Direxion Shares ETF Trust Direxion Daily Small Cap Bear 3X Shares	ExchangeTradedFund		Equity
TZOO	Travelzoo COM USD.01	CommonStock		Equity
TZPS	TZP Strategies Acquisition Corp COM CL A	CommonStock		Equity
TZPSU	TZP Strategies Acquisition Corp UNITS	Unit		Equity
TZPSW	TZP Strategies Acquisition Corp WT EXP 010626	Warrant		Equity
TpA	AT&T Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 5.000% Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
TpC	AT&T Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 4.750% Perpetual Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
U	Unity Software Inc. Common Stock	CommonStock		Equity
UA	Under Armour, Inc. Class C Common Stock, $0.0003 1/3 par value per share	CommonStock		Equity
UAA	Under Armour, Inc. Class A Common Stock	CommonStock		Equity
UAE	iShares Trust - iShares MSCI UAE Capped ETF ETF	ExchangeTradedFund		Equity
UAL	United Airlines Holdings Inc COM NEW	CommonStock		Equity
UAMY	United States Antimony Corporation Common Stock	CommonStock		Equity
UAN	CVR Partners, LP Common Units representing limited partner interests	CommonStock		Equity
UAPR	Innovator U.S. Equity Ultra Buffer ETF - April ETF	ExchangeTradedFund		Equity
UAUG	Innovator U.S. Equity Ultra Buffer ETF - August ETF	ExchangeTradedFund		Equity
UAV	AdvisorShares Trust AdvisorShares Drone Technology ETF	ExchangeTradedFund		Equity
UAVS	AgEagle Aerial Systems Inc. Common Stock $0.001 par value	CommonStock		Equity
UBA	Urstadt Biddle Properties Inc. Class A Common Stock	CommonStock		Equity
UBCB	ETF Opportunities Trust UBC Algorithmic Fundamentals ETF	ExchangeTradedFund		Equity
UBCP	United Bancorp Inc COM USD1	CommonStock		Equity
UBER	Uber Technologies, Inc. Common Stock	CommonStock		Equity
UBFO	United Security Bancshares COM NPV	CommonStock		Equity
UBND	VictoryShares ESG Core Plus Bond ETF ETF	ExchangeTradedFund		Equity
UBOH	United Bancshares Inc/OH COM USD1.0	CommonStock		Equity
UBOT	Direxion Shares ETF Trust Direxion Daily Robotics, Artificial Intelligence & Automation Index Bull 2X Shares	ExchangeTradedFund		Equity
UBP	Urstadt Biddle Properties Inc. Common Shares	CommonStock		Equity
UBPpH	Urstadt Biddle Properties Inc. 6.250% Series H Cumulative Redeemable Preferred Stock, $0.001 par value per share	PreferredStock	Preferred Class	Equity
UBPpK	Urstadt Biddle Properties Inc. 5.875% Series K Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
UBR	ProShares Trust ProShares Ultra MSCI Brazil Capped	ExchangeTradedFund		Equity
UBS	UBS Group AG Registered shares	CommonStock		Equity
UBSI	United Bankshares Inc COM NPV	CommonStock		Equity
UBT	ProShares Trust ProShares Ultra 20+ Year Treasury	ExchangeTradedFund		Equity
UBX	Unity Biotechnology Inc COM	CommonStock		Equity
UCBI	United Community Banks Inc COM USD1	CommonStock		Equity
UCBIO	United Community Banks Inc DP PF I	Unknown		Equity
UCC	ProShares Trust ProShares Ultra Consumer Services	ExchangeTradedFund		Equity
UCIB	UBS AG ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038	ExchangeTradedNote		Equity
UCL	UCLOUDLINK GROUP INC ADR	AdrCommon		Equity
UCO	ProShares Trust II ProShares Ultra Bloomberg Crude Oil	ExchangeTradedVehicle		Equity
UCON	First Trust Exchange-Traded Fund VIII First Trust TCW Unconstrained Plus Bond ETF	ExchangeTradedFund		Equity
UCRD	VictoryShares ESG Corporate Bond ETF ETF	ExchangeTradedFund		Equity
UCTT	Ultra Clean Holdings Inc COM USD.01	CommonStock		Equity
UCYB	Proshares Ultra Nasdaq Cybersecurity Etf ETF	ExchangeTradedFund		Equity
UDEC	Innovator U.S. Equity Ultra Buffer ETF - December ETF	ExchangeTradedFund		Equity
UDI	USCF ETF Trust USCF Dividend Income Fund	ExchangeTradedFund		Equity
UDMY	UDEMY INC COM USD0.00001	CommonStock		Equity
UDN	Invesco DB US Dollar Index Trust Invesco DB US Dollar Index Bearish Fund	ExchangeTradedVehicle		Equity
UDOW	ProShares Trust ProShares UltraPro Dow30	ExchangeTradedFund		Equity
UDR	UDR Inc. Common Stock	CommonStock		Equity
UE	Urban Edge Properties Common Shares	CommonStock		Equity
UEC	Uranium Energy Corp Common stock	CommonStock		Equity
UEIC	Universal Electronics Inc COM USD.01	CommonStock		Equity
UEVM	Victory Portfolios II VictoryShares USAA MSCI Emerging Markets Value Momentum ETF	ExchangeTradedFund		Equity
UFAB	Unique Fabricating Inc. Common Stock	CommonStock		Equity
UFCS	United Fire Group Inc COM USD.3333	CommonStock		Equity
UFEB	Innovator U.S. Equity Ultra Buffer ETF - February ETF	ExchangeTradedFund		Equity
UFI	Unifi, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
UFO	Procure ETF Trust II - Procure Space ETF ETF	ExchangeTradedFund		Equity
UFPI	UFP Industries Inc COM NPV	CommonStock		Equity
UFPT	UFP Technologies Inc COM USD.01	CommonStock		Equity
UG	United-Guardian Inc. COM USD.1	CommonStock		Equity
UGA	United States Gasoline Fund, LP United States Gasoline Fund, LP	ExchangeTradedVehicle		Equity
UGCE	Uncommon Investment Funds Trust Uncommon Portfolio Design Core Equity ETF	ExchangeTradedFund		Equity
UGE	ProShares Trust ProShares Ultra Consumer Goods	ExchangeTradedFund		Equity
UGI	UGI Corporation Common Stock	CommonStock		Equity
UGIC	UGI Corporation Corporate Units	StructuredProduct		Equity
UGL	ProShares Trust II ProShares Ultra Gold	ExchangeTradedVehicle		Equity
UGP	Ultrapar Participacoes S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
UGRO	urban-gro Inc COM	CommonStock		Equity
UHAL	Amerco COM USD.25	CommonStock		Equity
UHS	Universal Health Services, Inc. Class B Common Stock	CommonStock		Equity
UHT	Universal Health Realty Income Trust Shares of Beneficial Interest	CommonStock		Equity
UI	Ubiquiti Inc. Common Stock	CommonStock		Equity
UIHC	United Insurance Holdings Corp COM USD.001	CommonStock		Equity
UIS	Unisys Corporation Common Stock	CommonStock		Equity
UITB	Victory Portfolios II VictoryShares USAA Core Intermediate-Term Bond ETF	ExchangeTradedFund		Equity
UIVM	Victory Portfolios II VictoryShares USAA MSCI International Value Momentum ETF	ExchangeTradedFund		Equity
UJAN	Innovator U.S. Equity Ultra Buffer ETF - January ETF	ExchangeTradedFund		Equity
UJB	ProShares Trust ProShares Ultra High Yield	ExchangeTradedFund		Equity
UJUL	Innovator U.S. Equity Ultra Buffer ETF - July ETF	ExchangeTradedFund		Equity
UJUN	Innovator U.S. Equity Ultra Buffer ETF - June ETF	ExchangeTradedFund		Equity
UK	Ucommune Group Holdings Ltd COM	CommonStock		Equity
UKOMW	Ucommune Group Holdings Ltd WT EXP 111725	Warrant		Equity
UL	Unilever PLC American Depositary Shares (each representing One Ordinary Share)	AdrCommon		Equity
ULBI	Ultralife Corp COM USD.1	CommonStock		Equity
ULCC	Frontier Group Holdings Inc COM	CommonStock		Equity
ULE	ProShares Trust II ProShares Ultra Euro	ExchangeTradedVehicle		Equity
ULH	Universal Logistics Holdings Inc COM	CommonStock		Equity
ULST	SSGA Active Trust SPDR SSgA Ultra Short Term Bond ETF	ExchangeTradedFund		Equity
ULTA	Ulta Beauty Inc COM USD.0158	CommonStock		Equity
ULTR	IndexIQ Active ETF Trust IQ Ultra Short Duration ETF	ExchangeTradedFund		Equity
ULVM	Victory Portfolios II VictoryShares USAA MSCI USA Value Momentum ETF	ExchangeTradedFund		Equity
UMAR	Innovator U.S. Equity Ultra Buffer ETF - March ETF	ExchangeTradedFund		Equity
UMAY	Innovator U.S. Equity Ultra Buffer ETF - May ETF	ExchangeTradedFund		Equity
UMBF	UMB Financial Corp COM USD12.5	CommonStock		Equity
UMC	United Microelectronics Corporation American Depositary Shares (Each representing five Common Shares)	AdrCommon		Equity
UMDD	ProShares Trust ProShares UltraPro MidCap400	ExchangeTradedFund		Equity
UMH	UMH Properties, Inc. Common Stock	CommonStock		Equity
UMHpC	UMH Properties, Inc. 6.75% Series C Cumulative Redeemable Preferred Stock, Liquidation Preference $25 per share	PreferredStock	Preferred Class	Equity
UMHpD	UMH Properties, Inc. 6.375% Series D Cumulative Redeemable Preferred Stock, Liquidation Preference $25 per share	PreferredStock	Preferred Class	Equity
UMI	USCF ETF Trust USCF Midstream Energy Income Fund ETF	ExchangeTradedFund		Equity
UMMA	Wahed Dow Jones Islamic World ETF ETF	ExchangeTradedFund		Equity
UMPQ	Umpqua Holdings Corp COM USD.833	CommonStock		Equity
UNAM	Unico American Corp COM NPV	CommonStock		Equity
UNB	Union Bankshares Inc COM USD2.0	CommonStock		Equity
UNCY	Unicycive Therapeutics Inc COM USD.001	CommonStock		Equity
UNF	UniFirst Corporation Common Stock	CommonStock		Equity
UNFI	United Natural Foods, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
UNG	United States Natural Gas Fund, LP United States Natural Gas Fund, LP	ExchangeTradedVehicle		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
UNH	UnitedHealth Group Incorporated Common Stock	CommonStock		Equity
UNIT	Uniti Group Inc COM USD.0001	CommonStock		Equity
UNL	United States 12 Month Natural Gas Fund, LP United States 12 Month Natural Gas Fund, LP	ExchangeTradedVehicle		Equity
UNM	Unum Group Common Stock	CommonStock		Equity
UNMA	Unum Group 6.250% Junior Subordinated Notes due 2058	StructuredProduct		Equity
UNOV	Innovator U.S. Equity Ultra Buffer ETF - November ETF	ExchangeTradedFund		Equity
UNP	Union Pacific Corporation Common Stock	CommonStock		Equity
UNTY	Unity Bancorp Inc COM NPV	CommonStock		Equity
UNVR	Univar Solutions Inc. Common stock	CommonStock		Equity
UOCT	Innovator U.S. Equity Ultra Buffer ETF - October ETF	ExchangeTradedFund		Equity
UONE	Urban One Inc CL A COM USD.001	CommonStock		Equity
UONEK	Urban One Inc CL D NON VTG	CommonStock		Equity
UP	Wheels Up Experience Inc. Class A Common Stock	CommonStock		Equity
UP.WS	Wheels Up Experience Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
UPAR	Tidal ETF Trust UPAR Ultra Risk Parity ETF	ExchangeTradedFund		Equity
UPC	Universe Pharmaceuticals Inc COM USD.0.003125	CommonStock		Equity
UPH	UpHealth, Inc. Common Stock	CommonStock		Equity
UPH.WS	UpHealth, Inc. Warrants exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
UPLD	Upland Software Inc COM USD0.0001	CommonStock		Equity
UPRO	ProShares Trust ProShares UltraPro S&P500	ExchangeTradedFund		Equity
UPS	United Parcel Service, Inc. Class B Common Stock	CommonStock		Equity
UPST	Upstart Holdings Inc COM USD.0001	CommonStock		Equity
UPTD	TradeUP Acquisition Cor COM	CommonStock		Equity
UPTDU	TradeUP Acquisition Cor UNITS	Unit		Equity
UPTDW	TradeUP Acquisition Cor WT EXP 101527	Warrant		Equity
UPV	ProShares Trust ProShares Ultra FTSE Europe	ExchangeTradedFund		Equity
UPW	ProShares Trust ProShares Ultra Utilities	ExchangeTradedFund		Equity
UPWK	Upwork Inc COM	CommonStock		Equity
URA	Global X Funds Global X Uranium ETF	ExchangeTradedFund		Equity
URBN	Urban Outfitters Inc COM USD.0001	CommonStock		Equity
URE	ProShares Trust ProShares Ultra Real Estate	ExchangeTradedFund		Equity
URG	Ur-Energy Inc Common Shares	CommonStock		Equity
URGN	UroGen Pharma Ltd COM USD0.01	CommonStock		Equity
URI	United Rentals, Inc. Common Stock	CommonStock		Equity
URNM	Sprott Funds Trust Sprott Uranium Miners ETF	ExchangeTradedFund		Equity
UROY	Uranium Royalty Corp COM	CommonStock		Equity
URTH	iShares Inc. iShares MSCI World ETF	ExchangeTradedFund		Equity
URTY	ProShares Trust ProShares UltraPro Russell2000	ExchangeTradedFund		Equity
USA	Liberty All-Star Equity Fund Shares of Beneficial Interest	CommonStock		Equity
USAC	USA Compression Partners, LP Common units representing limited partner interests	CommonStock		Equity
USAI	Pacer Funds Trust Pacer American Energy Independence ETF	ExchangeTradedFund		Equity
USAK	USA Truck Inc COM USD.01	CommonStock		Equity
USAP	Universal Stainless & Alloy Products Inc COM USD.01	CommonStock		Equity
USAS	Americas Gold and Silver Corporation Common Shares no par value	CommonStock		Equity
USAU	U.S. Gold Corp COM USD1	CommonStock		Equity
USB	U.S. Bancorp Common Stock	CommonStock		Equity
USBF	iShares USD Bond Factor ETF ETF	ExchangeTradedFund		Equity
USBpA	U.S. Bancorp Depositary Shares (each representing a 1/100th interest in a share of Series A Non-Cumulative Preferred Stock, $100,000 liquidation preference per share)	PreferredStock	Preferred Class	Equity
USBpH	U.S. Bancorp Depositary Shares (Each representing 1/1,000 Interest in a share of Series B Non-Cumulative Perpetual Preferred Stock)	PreferredStock	Preferred Class	Equity
USBpP	U.S. Bancorp Depositary shares, each representing a 1/1000th interest in a share of Series K Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
USBpQ	U.S. Bancorp Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series L Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
USBpR	U.S. Bancorp Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series M Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
USBpS	U.S. Bancorp Depositary Shares, each representing a 1/1,000th interest in a share of Series O Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
USCB	USCB Financial Holdings Inc COM CL A	CommonStock		Equity
USCI	United States Commodity Index Funds Trust United States Commodity Index Fund	ExchangeTradedVehicle		Equity
USCT	TKB Critical Technologies 1 ORD SHS CL A	CommonStock		Equity
USCTU	TKB Critical Technologies 1 UNITS	Unit		Equity
USCTW	TKB Critical Technologies 1 WT EXP	Warrant		Equity
USD	ProShares Trust ProShares Ultra Semiconductors	ExchangeTradedFund		Equity
USDP	USD Partners LP Common Units representing limited partner interests	CommonStock		Equity
USDU	WisdomTree Trust WisdomTree Bloomberg U.S. Dollar Bullish Fund	ExchangeTradedFund		Equity
USEG	US Energy Corp. COM USD.01	CommonStock		Equity
USEP	Innovator U.S. Equity Ultra Buffer ETF - September ETF	ExchangeTradedFund		Equity
USEQ	Invesco Russell 1000 Enhanced Equal Weight ETF ETF	ExchangeTradedFund		Equity
USER	UserTesting, Inc. Common Stock	CommonStock		Equity
USFD	US Foods Holding Corp. Common Stock	CommonStock		Equity
USFR	WisdomTree Trust WisdomTree Floating Rate Treasury Fund	ExchangeTradedFund		Equity
USHY	iShares Broad USD High Yield Corporate Bond ETF ETF	ExchangeTradedFund		Equity
USI	Principal Exchange-Traded Funds Principal Ultra-Short Active Income ETF	ExchangeTradedFund		Equity
USIG	iShares Broad USD Investment Grade Corporate Bond CREDIT BOND	ExchangeTradedFund		Equity
USIO	Usio Inc COM USD.001	CommonStock		Equity
USL	United States 12 Month Oil Fund, LP United States 12 Month Oil Fund, LP	ExchangeTradedVehicle		Equity
USLB	Invesco Russell 1000 Low Beta Equal Weight ETF ETF	ExchangeTradedFund		Equity
USLM	United States Lime & Minerals Inc COM USD.1	CommonStock		Equity
USM	United States Cellular Corporation Common Shares	CommonStock		Equity
USMC	Principal Exchange-Traded Funds Principal US Mega-Cap ETF ETF	ExchangeTradedFund		Equity
USMF	Wisdomtree US Multifactor Fund ETF ETF	ExchangeTradedFund		Equity
USML	UBS AG ETRACS 2x Leveraged MSCI US Minimum Volatility Factor TR ETN	ExchangeTradedNote		Equity
USMV	iShares MSCI USA Min Vol Factor ETF ETF	ExchangeTradedFund		Equity
USNA	USANA Health Sciences, Inc. Common Stock	CommonStock		Equity
USO	United States Oil Fund, LP Shares of United States Oil Fund, LP	ExchangeTradedVehicle		Equity
USOI	Credit Suisse AG Credit Suisse X-Links Crude Oil Shares Covered Call ETN ETN	ExchangeTradedFund		Equity
USPH	U.S. Physical Therapy, Inc Common Stock	CommonStock		Equity
USRT	iShares Trust iShares Core U.S. REIT ETF	ExchangeTradedFund		Equity
USSG	DBX ETF Trust Xtrackers MSCI USA ESG Leaders Equity ETF	ExchangeTradedFund		Equity
UST	ProShares Trust ProShares Ultra 7-10 Year Treasury	ExchangeTradedFund		Equity
USTB	Victory Portfolios II VictoryShares USAA Core Short-Term Bond ETF	ExchangeTradedFund		Equity
USVM	Victory Portfolios II VictoryShares USAA MSCI USA Small Cap Value Momentum ETF	ExchangeTradedFund		Equity
USVT	Ultimus Managers Trust U.S. Value ETF	ExchangeTradedFund		Equity
USWS	US Well Services Inc COM	CommonStock		Equity
USWSW	US Well Services Inc Wrrt	Warrant		Equity
USX	U.S. Xpress Enterprises, Inc. Class A Common Stock	CommonStock		Equity
USXF	iShares Trust iShares ESG Advanced MSCI USA ETF ETF	ExchangeTradedFund		Equity
UTAA	UTA Acquisition Corporation CL A COM USD0.0001	CommonStock		Equity
UTAAU	UTA Acquisition Corporation UNITS	Unit		Equity
UTAAW	UTA Acquisition Corporation WRRTS	Warrant		Equity
UTES	ETFis Series Trust I Virtus Reaves Utilities ETF	ExchangeTradedFund		Equity
UTF	Cohen & Steers Infrastructure Fund, Inc. Common Shares, $0.001 par value	CommonStock		Equity
UTG	Reaves Utility Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
UTHR	United Therapeutics Corp COM USD.01	CommonStock		Equity
UTI	Universal Technical Institute, Inc. Common Stock	CommonStock		Equity
UTL	Unitil Corporation Common Stock	CommonStock		Equity
UTMD	Utah Medical Products Inc COM USD.01	CommonStock		Equity
UTME	UTime Ltd COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
UTRN	Exchange Traded Concepts Trust Vesper U.S. Large Cap Short-Term Reversal Strategy ETF	ExchangeTradedFund		Equity
UTRS	Minerva Surgical Inc COM USD0.001	CommonStock		Equity
UTSI	Utstarcom Holdings Corp COM USD.00125	CommonStock		Equity
UTSL	Direxion Shares ETF Trust Direxion Daily Utilities Bull 3X Shares	ExchangeTradedFund		Equity
UTZ	Utz Brands, Inc. Class A Common Stock	CommonStock		Equity
UUP	Invesco DB US Dollar Index Trust Invesco DB US Dollar Index Bullish Fund	ExchangeTradedVehicle		Equity
UUU	Universal Security Instruments, Inc Common Stock	CommonStock		Equity
UUUU	Energy Fuels Inc. Common Shares	CommonStock		Equity
UVDV	Spinnaker ETF Series UVA Dividend Value ETF	ExchangeTradedFund		Equity
UVE	Universal Insurance Holdings, Inc. Common Stock, $.01 Par Value	CommonStock		Equity
UVIX	2x Long Vix Futures ETF ETF	ExchangeTradedFund		Equity
UVSP	Univest Financial Corp COM USD5.0	CommonStock		Equity
UVV	Universal Corporation Common Stock	CommonStock		Equity
UVXY	ProShares Ultra VIX Short-Term Futures ETF ETF	ExchangeTradedFund		Equity
UWM	ProShares Trust ProShares Ultra Russell2000	ExchangeTradedFund		Equity
UWMC	UWM Holdings Corporation Class A Common Stock	CommonStock		Equity
UWMC.WS	UWM Holdings Corporation Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
UXI	ProShares Trust ProShares Ultra Industrials	ExchangeTradedFund		Equity
UXIN	Uxin Ltd ADR	AdrCommon		Equity
UYG	ProShares Trust ProShares Ultra Financials	ExchangeTradedFund		Equity
UYM	ProShares Trust ProShares Ultra Basic Materials	ExchangeTradedFund		Equity
UZD	United States Cellular Corporation 6.250% Senior Notes due 2069	StructuredProduct		Equity
UZE	United States Cellular Corporation 5.500% Senior Notes due 2070	StructuredProduct		Equity
UZF	United States Cellular Corporation 5.500% Senior Notes due 2070	StructuredProduct		Equity
V	Visa Inc. Class A Common Stock	CommonStock		Equity
VABK	Virginia National Bankshares Corp COM USD2.5	CommonStock		Equity
VABS	Virtus ETF Trust II Virtus Newfleet ABS/MBS ETF	ExchangeTradedFund		Equity
VAC	Marriott Vacations Worldwide Corporation Common Stock par value $0.01 per share	CommonStock		Equity
VACC	Vaccitech Plc ADR	AdrCommon		Equity
VAL	Valaris Limited Common shares	CommonStock		Equity
VAL.WS	Valaris Limited Warrants	Warrant	Warrants	Equity
VALE	Vale S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
VALN	Valneva SE ADS	AdrCommon		Equity
VALQ	American Century ETF Trust American Century STOXX U.S. Quality Value ETF	ExchangeTradedFund		Equity
VALT	ETF Managers Trust ETFMG Sit Ultra Short ETF	ExchangeTradedFund		Equity
VALU	Value Line Inc COM USD.1	CommonStock		Equity
VAMO	Cambria Value and Momentum ETF ETF	ExchangeTradedFund		Equity
VAPO	Vapotherm, Inc. Common Stock	CommonStock		Equity
VAQC	Vector Acquisition Corp II UNITS	CommonStock		Equity
VATE	INNOVATE Corp. Common Stock	CommonStock		Equity
VAW	Vanguard World Funds Vanguard Materials ETF	ExchangeTradedFund		Equity
VAXX	Vaxxinity Inc COM CL A USD0.0001	CommonStock		Equity
VB	Vanguard Index Funds Vanguard Small-Cap ETF	ExchangeTradedFund		Equity
VBB	Valkyrie Balance Sheet Opportunities ETF ETF	ExchangeTradedFund		Equity
VBF	Invesco Bond Fund Common Stock	CommonStock		Equity
VBFC	Village Bank and Trust Financial Corp COM USD4.	CommonStock		Equity
VBIV	VBI Vaccines Inc COM	CommonStock		Equity
VBK	Vanguard Index Funds Vanguard Small-Cap Growth ETF	ExchangeTradedFund		Equity
VBLT	Vascular Biogenics Ltd ORD ILS.01	CommonStock		Equity
VBND	ETF Series Solutions Vident Core U.S. Bond Strategy ETF	ExchangeTradedFund		Equity
VBNK	VersaBank COM NPV	CommonStock		Equity
VBOC	Viscogliosi Brothers Acquisition Corp COM	CommonStock		Equity
VBOCU	Viscogliosi Brothers Acquisition Corp UNITS	Unit		Equity
VBOCW	Viscogliosi Brothers Acquisition Corp WT EXP 031827	Warrant		Equity
VBR	Vanguard Index Funds Vanguard Small-Cap Value ETF	ExchangeTradedFund		Equity
VBTX	Veritex Holdings Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
VC	Visteon Corp. COM NEW	CommonStock		Equity
VCAR	Simplify Exchange Traded Funds Simplify Volt RoboCar Disruption and Tech ETF	ExchangeTradedFund		Equity
VCEB	Vanguard Esg U.S. Corporate Bond ETF ETF	ExchangeTradedFund		Equity
VCEL	Vericel Corp COM NPV	CommonStock		Equity
VCIF	Vertical Capital Income Fund Shares of Beneficial Interest	CommonStock		Equity
VCIT	Vanguard Scottsdale Funds Vanguard Intermediate-Term Corporate Bond ETF ETF	ExchangeTradedFund		Equity
VCKA	Vickers Vantage Corp I COM	CommonStock		Equity
VCKAU	Vickers Vantage Corp I UNIT	Unit		Equity
VCKAW	Vickers Vantage Corp I WT EX 091527	Warrant		Equity
VCLN	Virtus ETF Trust II Virtus Duff & Phelps Clean Energy ETF	ExchangeTradedFund		Equity
VCLO	Simplify Exchange Traded Funds Simplify Volt Cloud and Cybersecurity Disruption ETF	ExchangeTradedFund		Equity
VCLT	Vanguard Scottsdale Funds Vanguard Long-Term Corporate Bond ETF ETF	ExchangeTradedFund		Equity
VCNX	Vaccinex Inc COM	CommonStock		Equity
VCR	Vanguard World Funds Vanguard Consumer Discretionary ETF	ExchangeTradedFund		Equity
VCSA	Vacasa Inc COM CL A	CommonStock		Equity
VCSH	Vanguard Scottsdale Funds Vanguard Short-Term Corporate Bond ETF ETF	ExchangeTradedFund		Equity
VCTR	Victory Capital Holdings Inc COM	CommonStock		Equity
VCV	Invesco California Value Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
VCXA	10X Capital Venture Acquisition Corp II COM CL A	CommonStock		Equity
VCXAU	10X Capital Venture Acquisition Corp II UNITS	Unit		Equity
VCXAW	10X Capital Venture Acquisition Corp II WT EX 041928	Warrant		Equity
VCXB	10X Capital Venture Acquisition Corp. III Class A Ordinary Shares	CommonStock		Equity
VCXB.U	10X Capital Venture Acquisition Corp. III Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
VCXB.WS	10X Capital Venture Acquisition Corp. III Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
VCYT	Veracyte Inc COM USD.001	CommonStock		Equity
VDC	Vanguard World Funds Vanguard Consumer Staples ETF	ExchangeTradedFund		Equity
VDE	Vanguard World Funds Vanguard Energy ETF	ExchangeTradedFund		Equity
VDNI	Managed Portfolio Series V-Shares US Leadership Diversity ETF	ExchangeTradedFund		Equity
VEA	Vanguard Tax-Managed Funds Vanguard FTSE Developed Markets ETF	ExchangeTradedFund		Equity
VEC	Vectrus, Inc. Common Stock	CommonStock		Equity
VECO	Veeco Instruments Inc COM USD.01	CommonStock		Equity
VECT	VectivBio Holding AG ORD	CommonStock		Equity
VEDU	Visionary Education Technology Holdings Group Inc COM	CommonStock		Equity
VEEE	Twin Vee PowerCats Co COM	CommonStock		Equity
VEEV	Veeva Systems Inc. Class A common stock, par value $0.00001 per share	CommonStock		Equity
VEGA	AdvisorShares Trust AdvisorShares STAR Global Buy-Write ETF	ExchangeTradedFund		Equity
VEGI	iShares Inc. iShares MSCI Global Agriculture Producers ETF	ExchangeTradedFund		Equity
VEGN	ETF Series Solutions US Vegan Climate ETF	ExchangeTradedFund		Equity
VEL	Velocity Financial, Inc. Common Stock	CommonStock		Equity
VELO	Velocity Acquisition Corp COM CL A	CommonStock		Equity
VELOU	Velocity Acquisition Corp UNITS	Unit		Equity
VELOW	Velocity Acquisition Corp WT EXP 022627	Warrant		Equity
VENA	Venus Acquisition Corp ORD	CommonStock		Equity
VENAR	Venus Acquisition Corporation Rights	Right		Equity
VENAU	Venus Acquisition Corp UNITS	Unit		Equity
VENAW	Venus Acquisition Corp WT EXP 043027	Warrant		Equity
VEON	VEON Ltd ADR	AdrCommon		Equity
VERA	Vera Therapeutics Inc COM USD.001	CommonStock		Equity
VERB	Verb Technology Co Inc COM	CommonStock		Equity
VERBW	Verb Technology Co Inc Wrrt EXP 031324	Warrant		Equity
VERI	Veritone Inc COM USD0.001	CommonStock		Equity
VERO	Venus Concept Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
VERS	ProShares Trust ProShares Metaverse ETF	ExchangeTradedFund		Equity
VERU	Veru Inc COM USD.01	CommonStock		Equity
VERV	Verve Therapeutics Inc COM USD.001	CommonStock		Equity
VERX	Vertex Inc COM CL A USD0.001	CommonStock		Equity
VERY	Vericity Inc COM USD0.001	CommonStock		Equity
VET	Vermilion Energy Common Shares, no par value (together with associated common share purchase rights)	CommonStock		Equity
VEU	Vanguard International Equity Index Funds Vanguard FTSE All-World ex-US ETF	ExchangeTradedFund		Equity
VEV	Vicinity Motor Corp COM	CommonStock		Equity
VFC	VF Corporation Common Stock	CommonStock		Equity
VFF	Village Farms International Inc COM	CommonStock		Equity
VFH	Vanguard World Funds Vanguard Financials ETF	ExchangeTradedFund		Equity
VFIN	Simplify Exchange Traded Funds Simplify Volt Fintech Disruption ETF	ExchangeTradedFund		Equity
VFL	Delaware Investments National Municipal Income Fund Common Stock	CommonStock		Equity
VFLQ	Vanguard Group Inc - Vanguard U.S. Liquidity Factor ETF ETF	ExchangeTradedFund		Equity
VFMF	Vanguard Group Inc - Vanguard U.S. Multifactor ETF ETF	ExchangeTradedFund		Equity
VFMO	Vanguard Group Inc - Vanguard U.S. Momentum Factor ETF ETF	ExchangeTradedFund		Equity
VFMV	Vanguard Group Inc - Vanguard U.S. Minimum Volatility ETF ETF	ExchangeTradedFund		Equity
VFQY	Vanguard Group Inc - Vanguard U.S. Quality Factor ETF ETF	ExchangeTradedFund		Equity
VFVA	Vanguard Group Inc - Vanguard U.S. Value Factor ETF ETF	ExchangeTradedFund		Equity
VG	Vonage Holdings Corp COM USD.001	CommonStock		Equity
VGFC	Very Good Food Co Inc (The) COM	CommonStock		Equity
VGI	Virtus Global Multi-Sector Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
VGIT	Vanguard Scottsdale Funds Vanguard Intermediate -Term Government Bond ETF ETF	ExchangeTradedFund		Equity
VGK	Vanguard International Equity Index Funds Vanguard FTSE Europe ETF	ExchangeTradedFund		Equity
VGLT	Vanguard Scottsdale Funds Vanguard Long-Term Government Bond ETF ETF	ExchangeTradedFund		Equity
VGM	Invesco Trust for Investment Grade Municipals Common Shares of Beneficial Interest	CommonStock		Equity
VGR	Vector Group Ltd. Common Stock	CommonStock		Equity
VGSH	Vanguard Short Term Government Bond ETF ETF	ExchangeTradedFund		Equity
VGT	Vanguard World Funds Vanguard Information Technology ETF	ExchangeTradedFund		Equity
VGZ	Vista Gold Corp. Common Stock	CommonStock		Equity
VHAQ	Viveon Health Acquisition Corp. Common Stock	CommonStock		Equity
VHAQ.U	Viveon Health Acquisition Corp. Units, each consisting of 1 share of common stock, 1 Warrant entitling the holder to purchase 1/2 of a share of common stock, and 1 right to receive 1/20 of a share of common stock	Unit	Units	Equity
VHAQ.WS	Viveon Health Acquisition Corp. Warrants to purchase one-half of a share of common stock at a price of $11.50 per whole share	Warrant	Warrants	Equity
VHAQr	Viveon Health Acquisition Corp. Rights, each exchangeable into one-twentieth of a share of Common Stock	Right	Rights	Equity
VHC	VirnetX Holding Corporation Common Stock	CommonStock		Equity
VHI	Valhi, Inc. Common Stock	CommonStock		Equity
VHNA	Vahanna Tech Edge Acquisition I Corp CL A ORD USD0.0001	CommonStock		Equity
VHNAU	Vahanna Tech Edge Acquisition I Corp UNITS	Unit		Equity
VHNAW	Vahanna Tech Edge Acquisition I Corp WT EXP 113028	Warrant		Equity
VHT	Vanguard World Funds Vanguard Health Care ETF	ExchangeTradedFund		Equity
VIA	Via Renewables Inc CL A COM USD.01	CommonStock		Equity
VIAO	VIA optronics AG American Depositary Shares, each representing one-fifth of an Ordinary Share	AdrCommon		Equity
VIASP	Via Renewables Inc PFD SER A	PreferredStock		Equity
VIAV	Viavi Solutions Inc COM USD.001	CommonStock		Equity
VICE	AdvisorShares Trust AdvisorShares Vice ETF	ExchangeTradedFund		Equity
VICI	VICI Properties Inc. Common Stock, $0.01 par value	CommonStock		Equity
VICR	Vicor Corp. COM USD.01	CommonStock		Equity
VIDI	ETF Series Solutions Vident International Equity Fund	ExchangeTradedFund		Equity
VIEW	View Inc COM CL A	CommonStock		Equity
VIEWW	View Inc WT EXP 030826	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
VIG	Vanguard Specialized Funds Vanguard Dividend Appreciation ETF	ExchangeTradedFund		Equity
VIGI	Vanguard International Dividend Appreciation ETF ETF	ExchangeTradedFund		Equity
VIGL	Vigil Neuroscience Inc COM USD0.0001	CommonStock		Equity
VII	7gc & Co Holdings Inc COM CL A	CommonStock		Equity
VIIAU	7gc & Co Holdings Inc UNITS	Unit		Equity
VIIAW	7gc & Co Holdings Inc WT EX	Warrant		Equity
VINC	Vincerx Inc COM	CommonStock		Equity
VINE	Fresh Vine Wine, Inc. Common Stock	CommonStock		Equity
VINO	Gaucho Group Holdings Inc COM	CommonStock		Equity
VINP	Vinci Partners Investments Ltd COM	CommonStock		Equity
VIOG	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 Growth ETF	ExchangeTradedFund		Equity
VIOO	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 ETF	ExchangeTradedFund		Equity
VIOT	Viomi Technology Co Ltd SPON ADS	AdrCommon		Equity
VIOV	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 Value ETF	ExchangeTradedFund		Equity
VIPS	Vipshop Holdings Limited American Depositary Shares, each representing 0.20 of an ordinary share	AdrCommon		Equity
VIR	Vir Biotechnology Inc COM USD0.0001	CommonStock		Equity
VIRC	Virco Mfg. Corp COM USD.5	CommonStock		Equity
VIRI	Virios Therapeutics Inc COM.USD.0001	CommonStock		Equity
VIRS	Pacer Biothreat Strategy ETF ETF	ExchangeTradedFund		Equity
VIRT	VIRTU FINANCIAL INC CL A COM USD.00001	CommonStock		Equity
VIRX	Viracta Therapeutics Inc COM	CommonStock		Equity
VIS	Vanguard World Funds Vanguard Industrials ETF	ExchangeTradedFund		Equity
VISL	Vislink Technologies Inc COM USD0.01	CommonStock		Equity
VIST	Vista Energy S.A.B. de C.V. American Depositary Shares, each representing one series A share, with no par value	AdrCommon		Equity
VITL	Vital Farms Inc COM USD0.0001	CommonStock		Equity
VIV	Telefonica Brasil, S.A. American Depositary Shares (Each representing One Common Share)	AdrCommon		Equity
VIVE	Viveve Medical Inc COM NPV	CommonStock		Equity
VIVK	Vivakor Inc COM ACRED INVS	CommonStock		Equity
VIVO	Meridian Bioscience Inc COM NPV	CommonStock		Equity
VIXM	ProShares VIX Mid-Term Futures ETF ETF	ExchangeTradedFund		Equity
VIXY	ProShares VIX Short-Term Futures ETF ETF	ExchangeTradedFund		Equity
VJET	voxeljet AG ADR	AdrCommon		Equity
VKI	Invesco Advantage Municipal Income Trust II Common Shares of Beneficial Interest	CommonStock		Equity
VKQ	Invesco Municipal Trust Common Shares of Beneficial Interest	CommonStock		Equity
VKTX	Viking Therapeutics Inc COM USD.00001	CommonStock		Equity
VLAT	Valor Latitude Acquisition Corp ORD SHS CL A	CommonStock		Equity
VLATU	Valor Latitude Acquisition Corp UNITS	Unit		Equity
VLATW	Valor Latitude Acquisition Corp WTS	Warrant		Equity
VLCN	Volcon Inc COM USD0.00001	CommonStock		Equity
VLD	Velo3D, Inc. Common Stock	CommonStock		Equity
VLD.WS	Velo3D, Inc. Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
VLDR	Velodyne Lidar Inc COM	CommonStock		Equity
VLDRW	Velodyne Lidar Inc WT EXP 092925	Warrant		Equity
VLGEA	Village Super Market Inc CL A COM NPV	CommonStock		Equity
VLN	Valens Semiconductor Ltd. Ordinary shares	CommonStock		Equity
VLN.WS	Valens Semiconductor Ltd. Warrants, each warrant to purchase one-half of one Ordinary Share	Warrant	Warrants	Equity
VLNS	The Valens Company Inc COM	CommonStock		Equity
VLO	Valero Energy Corporation Common Stock	CommonStock		Equity
VLON	Vallon Pharmaceuticals Inc COM	CommonStock		Equity
VLRS	Controladora Vuela Compañia de Aviación, S.A. de C.V. American Depositary Shares, each representing ten (10) Ordinary Participation Certificates, each CPO representing the economic interest in one (1) share of Series A Common Stock	AdrCommon		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
VLT	Invesco High Income Trust II Common Shares of Beneficial Interest	CommonStock		Equity
VLTA	Volta Inc. Class A Common Stock	CommonStock		Equity
VLTA.WS	Volta Inc. Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
VLU	SPDR Series Trust SPDR S&P 1500 Value Tilt ETF	ExchangeTradedFund		Equity
VLUE	iShares MSCI USA Value Factor ETF ETF	ExchangeTradedFund		Equity
VLY	Valley National Bancorp COM USD2.5	CommonStock		Equity
VLYPO	Valley National Bancorp PFD SER B	PreferredStock		Equity
VLYPP	Valley National Bancorp PERP PFD SER A	PreferredStock		Equity
VMAR	Vision Marine Technologies Inc COM	CommonStock		Equity
VMAT	V Shares MSCI World ESG Materiality and Carbon Fund ETF	ExchangeTradedFund		Equity
VMBS	Vanguard Scottsdale Funds Vanguard Mortgage-Backed Securities ETF ETF	ExchangeTradedFund		Equity
VMC	Vulcan Materials Company Common Stock, $1 Par Value	CommonStock		Equity
VMCA	Valuence Merger Corp I CL A ORD USD0.0001	CommonStock		Equity
VMCAU	Valuence Merger Corp I UNITS	Unit		Equity
VMCAW	Valuence Merger Corp I WT EXP	Warrant		Equity
VMD	Viemed Healthcare Inc COM	CommonStock		Equity
VMEO	Vimeo Inc COM	CommonStock		Equity
VMGA	VMG Consumer Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
VMGAU	VMG Consumer Acquisition Corp UNITS	Unit		Equity
VMGAW	VMG Consumer Acquisition Corp WT EXP 110326	Warrant		Equity
VMI	Valmont Industries, Inc. Common Stock	CommonStock		Equity
VMO	Invesco Municipal Opportunity Trust Common Shares of Beneficial Interest	CommonStock		Equity
VMOT	Alpha Architect Value Momentum Trend ETF	ExchangeTradedFund		Equity
VMW	VMware, Inc. Class A Common Stock	CommonStock		Equity
VNAM	Global X Funds Global X MSCI Vietnam ETF	ExchangeTradedFund		Equity
VNCE	Vince Holding Corp. Common Stock	CommonStock		Equity
VNDA	Vanda Pharmaceuticals Inc COM USD.01	CommonStock		Equity
VNET	VNET Group Inc ADR	AdrCommon		Equity
VNLA	Janus Detroit Street Trust Janus Henderson Short Duration Income ETF	ExchangeTradedFund		Equity
VNM	VanEck Vietnam ETF ETF	ExchangeTradedFund		Equity
VNMC	Natixis ETF Trust II Natixis Vaughan Nelson Mid Cap ETF	ExchangeTradedFund		Equity
VNO	Vornado Realty Trust Common Shares of Beneficial Interest	CommonStock		Equity
VNOM	Viper Energy Partners LP COM LP UNITS	CommonStock		Equity
VNOpL	Vornado Realty Trust 5.40% Series L Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
VNOpM	Vornado Realty Trust 5.25% Series M Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
VNOpN	Vornado Realty Trust 5.25% Series N Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share	PreferredStock	Preferred Class	Equity
VNOpO	Vornado Realty Trust 4.45% Series O Cumulative Redeemable Preferred Shares, Liquidation Preference $25.00 Per Share	PreferredStock	Preferred Class	Equity
VNQ	Vanguard Specialized Funds Vanguard Real Estate ETF	ExchangeTradedFund		Equity
VNQI	Vanguard Global ex-U.S. Real Estate ETF ETF	ExchangeTradedFund		Equity
VNRX	VolitionRx Limited Common Stock par value $0.001 per share	CommonStock		Equity
VNSE	Natixis ETF Trust II Natixis Vaughan Nelson Select ETF	ExchangeTradedFund		Equity
VNT	Vontier Corporation Common Stock	CommonStock		Equity
VNTR	Venator Materials PLC Ordinary shares	CommonStock		Equity
VO	Vanguard Index Funds Vanguard Mid-Cap ETF	ExchangeTradedFund		Equity
VOC	VOC Energy Trust Common Stock	CommonStock		Equity
VOD	Vodafone Group Public Limited Company SPON ADR	AdrCommon		Equity
VOE	Vanguard Index Funds Vanguard Mid-Cap Value ETF	ExchangeTradedFund		Equity
VONE	Vanguard Russell 1000 Index Fund ETF	ExchangeTradedFund		Equity
VONG	Vanguard Russell 1000 Growth Index Fund ETF	ExchangeTradedFund		Equity
VONV	Vanguard Russell 1000 Value ETF ETF	ExchangeTradedFund		Equity
VOO	Vanguard Index Funds Vanguard S&P 500 ETF	ExchangeTradedFund		Equity
VOOG	Vanguard Admiral Funds Vanguard S&P 500 Growth ETF	ExchangeTradedFund		Equity
VOOV	Vanguard Admiral Funds Vanguard S&P 500 Value ETF	ExchangeTradedFund		Equity
VOR	Vor Biopharma Inc COM	CommonStock		Equity
VORB	Virgin Orbit Holdings Inc COM	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
VORBW	Virgin Orbit Holdings Inc WT EXP	Warrant		Equity
VOT	Vanguard Index Funds Vanguard Mid-Cap Growth ETF	ExchangeTradedFund		Equity
VOTE	Engine No 1 Transform 500 ETF ETF	ExchangeTradedFund		Equity
VOX	Vanguard World Funds Vanguard Communication Services ETF	ExchangeTradedFund		Equity
VOXX	VOXX International Corp CL A COM USD.01	CommonStock		Equity
VOYA	Voya Financial, Inc. Common Stock	CommonStock		Equity
VOYApB	Voya Financial, Inc. Depositary Shares, each representing a 1/40th interest in a share of 5.35% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
VPC	ETFis Series Trust I Virtus Private Credit Strategy ETF	ExchangeTradedFund		Equity
VPCB	VPC Impact Acquisition Holdings II ORD CL A	CommonStock		Equity
VPCBU	VPC Impact Acquisition Holdings II UNITS	Unit		Equity
VPCBW	VPC Impact Acquisition Holdings II WRRTS	Warrant		Equity
VPG	Vishay Precision Group, Inc. Common Stock	CommonStock		Equity
VPL	Vanguard International Equity Index Funds Vanguard FTSE Pacific ETF	ExchangeTradedFund		Equity
VPN	Global X Data Center Reits & Digital Infrastructure ETF ETF	ExchangeTradedFund		Equity
VPOP	Simplify Exchange Traded Funds Simplify Volt Pop Culture Disruption ETF	ExchangeTradedFund		Equity
VPU	Vanguard World Funds Vanguard Utilities ETF	ExchangeTradedFund		Equity
VPV	Invesco Pennsylvania Value Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
VQS	VIQ Solutions Inc COM NPV	CommonStock		Equity
VR	Global X Metaverse ETF ETF	ExchangeTradedFund		Equity
VRA	Vera Bradley Inc COM NPV	CommonStock		Equity
VRAI	ETFis Series Trust I Virtus Real Asset Income ETF	ExchangeTradedFund		Equity
VRAR	Glimpse Group Inc(The) COM USD.001	CommonStock		Equity
VRAY	ViewRay Inc COM USD0.01	CommonStock		Equity
VRCA	Verrica Pharmaceuticals Inc COM	CommonStock		Equity
VRDN	Viridian Therapeutics Inc COM	CommonStock		Equity
VRE	Veris Residential, Inc. Common Stock	CommonStock		Equity
VREX	Varex Imaging Corp COM USD0.01	CommonStock		Equity
VRIG	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Variable Rate Investment Grade ETF ETF	ExchangeTradedFund		Equity
VRM	VROOM INC COM	CommonStock		Equity
VRME	VerifyMe Inc COM USD.001	CommonStock		Equity
VRMEW	VerifyMe Inc WT EX	Warrant		Equity
VRNA	Verona Pharma PLC ADR	AdrCommon		Equity
VRNS	Varonis Systems Inc COM USD.001	CommonStock		Equity
VRNT	Verint Systems Inc COM USD.001	CommonStock		Equity
VRP	Invesco Exchange-Traded Fund Trust II Invesco Variable Rate Preferred ETF	ExchangeTradedFund		Equity
VRPX	Virpax Pharmaceuticals Inc COM USD .00001	CommonStock		Equity
VRRM	Verra Mobility Corp COM	CommonStock		Equity
VRSK	VERISK ANALYTICS INC CL A COM USD.001	CommonStock		Equity
VRSN	Verisign Inc COM USD.01	CommonStock		Equity
VRT	Vertiv Holdings Co Class A Common Stock	CommonStock		Equity
VRTS	Virtus Investment Partners Inc COM USD.01	CommonStock		Equity
VRTV	Veritiv Corporation Common Stock, $0.01 par value per share	CommonStock		Equity
VRTX	Vertex Pharmaceuticals Inc COM USD.01	CommonStock		Equity
VS	Versus Systems Inc COM	CommonStock		Equity
VSAC	Vision Sensing Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
VSACU	Vision Sensing Acquisition Corp UNITS	Unit		Equity
VSACW	Vision Sensing Acquisition Corp WRRTS	Warrant		Equity
VSAT	ViaSat Inc. COM USD.01	CommonStock		Equity
VSCO	Victoria's Secret & Co. Common Stock	CommonStock		Equity
VSDA	Victory Portfolios II - VictoryShares Dividend Accelerator ETF	ExchangeTradedFund		Equity
VSEC	VSE Corp COM USD.05	CommonStock		Equity
VSGX	Vanguard World Fund - Vanguard ESG International Stock ETF ETF	ExchangeTradedFund		Equity
VSH	Vishay Intertechnology, Inc. Common Stock	CommonStock		Equity
VSL	ETF Series Solutions Volshares Large Cap ETF	ExchangeTradedFund		Equity
VSLU	ETF Opportunities Trust Applied Finance Valuation Large Cap ETF	ExchangeTradedFund		Equity
VSMV	VictoryShares US Multi-Factor Minimum Volatility ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
VSPY	Spinnaker ETF Series VECTORSHARES MIN VOL ETF	ExchangeTradedFund		Equity
VSS	Vanguard International Equity Index Funds Vanguard FTSE All-World ex-US Small-Cap ETF	ExchangeTradedFund		Equity
VSSYW	Versus Systems Inc WT EXP 121725	Warrant		Equity
VST	Vistra Corp. Common Stock	CommonStock		Equity
VST.WS.A	Vistra Corp. Warrants to purchase Common Stock (Expiring February 2, 2024)	Warrant	Warrants Class	Equity
VSTA	Vasta Platform Ltd COM CL A USD0.00005	CommonStock		Equity
VSTM	Verastem Inc COM USD.0001	CommonStock		Equity
VSTO	Vista Outdoor Inc. Common Stock	CommonStock		Equity
VT	Vanguard International Equity Index Funds Vanguard Total World Stock ETF	ExchangeTradedFund		Equity
VTAQ	Ventoux CCM Acquisition Corp COM	CommonStock		Equity
VTAQR	Ventoux CCM Acquisition Corp. Right	Right		Equity
VTAQU	Ventoux CCM Acquisition Corp UNITS	Unit		Equity
VTAQW	Ventoux CCM Acquisition Corp WT EXP 093025	Warrant		Equity
VTC	Vanguard Scottsdale Funds - Vanguard Total Corporate Bond ETF ETF	ExchangeTradedFund		Equity
VTEB	Vanguard Municipal Bond Funds Vanguard Tax-Exempt Bond ETF	ExchangeTradedFund		Equity
VTEX	VTEX Class A Common Shares	CommonStock		Equity
VTGN	VistaGen Therapeutics Inc COM	CommonStock		Equity
VTHR	Vanguard Russell 3000 Index Fund ETF	ExchangeTradedFund		Equity
VTI	Vanguard Index Funds Vanguard Total Stock Market ETF	ExchangeTradedFund		Equity
VTIP	Vanguard Short-Term Inflation-Protected Securities Index Fund ETF	ExchangeTradedFund		Equity
VTIQ	VectoIQ Acquisition Corp II COM CL A	CommonStock		Equity
VTIQU	VectoIQ Acquisition Corp II UNITS	Unit		Equity
VTIQW	VectoIQ Acquisition Corp II WT EXP 010728	Warrant		Equity
VTN	Invesco Trust For Investment Grade New York Municipals Common Shares of Beneficial Interest	CommonStock		Equity
VTNR	Vertex Energy Inc COM USD.001	CommonStock		Equity
VTOL	Bristow Group Inc. Common Stock	CommonStock		Equity
VTR	Ventas, Inc. Common Stock	CommonStock		Equity
VTRS	Viatris Inc COM USD.5	CommonStock		Equity
VTRU	Vitru Ltd COM USD.00001	CommonStock		Equity
VTSI	Virtra Inc COM USD.005	CommonStock		Equity
VTV	Vanguard Index Funds Vanguard Value ETF	ExchangeTradedFund		Equity
VTVT	vTv Therapeutics Inc CL A COM USD.01	CommonStock		Equity
VTWG	Vanguard Russell 2000 Growth Index Fund ETF	ExchangeTradedFund		Equity
VTWO	Vanguard Russell 2000 ETF ETF	ExchangeTradedFund		Equity
VTWV	Vanguard Russell 2000 Value ETF ETF	ExchangeTradedFund		Equity
VTYX	Ventyx Biosciences Inc COM USD0.0001	CommonStock		Equity
VUG	Vanguard Index Funds Vanguard Growth ETF	ExchangeTradedFund		Equity
VUSB	Vanguard Ultra-Short Bond ETF ETF	ExchangeTradedFund		Equity
VUSE	ETF Series Solutions Vident Core U.S. Equity Fund	ExchangeTradedFund		Equity
VUZI	Vuzix Corp COM NPV	CommonStock		Equity
VV	Vanguard Index Funds Vanguard Large-Cap ETF	ExchangeTradedFund		Equity
VVI	Viad Corp Common Stock	CommonStock		Equity
VVNT	Vivint Smart Home, Inc. Class A Common Stock	CommonStock		Equity
VVOS	Vivos Therapeutics Inc COM USD.0001	CommonStock		Equity
VVPR	VivioPower International Plc COM .12USD	CommonStock		Equity
VVR	Invesco Senior Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
VVV	Valvoline Inc. Common Stock	CommonStock		Equity
VWE	Vintage Wine Estates Inc COM	Unknown		Equity
VWEWW	Vintage Wine Estates Inc WT EXP 060826	Warrant		Equity
VWID	Virtus WMC International Dividend ETF ETF	ExchangeTradedFund		Equity
VWO	Vanguard International Equity Index Funds Vanguard FTSE Emerging Markets ETF	ExchangeTradedFund		Equity
VWOB	Vanguard Emerging Markets Government Bond ETF ETF	ExchangeTradedFund		Equity
VXF	Vanguard Index Funds Vanguard Extended Market ETF	ExchangeTradedFund		Equity
VXRT	Vaxart Inc COM USD.1	CommonStock		Equity
VXUS	Vanguard Total International Stock ETF ETF	ExchangeTradedFund		Equity
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN ETN	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN ETN	ExchangeTradedFund		Equity
VYGG	Vy Global Growth Class A Ordinary Shares	CommonStock		Equity
VYGG.U	Vy Global Growth Units, each consisting of one Class A Ordinary Share, and one fifth of one Warrant to acquire one Class A Ordinary Share	Unit	Units	Equity
VYGG.WS	Vy Global Growth Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
VYGR	Voyager Therapeutics Inc COM USD.001	CommonStock		Equity
VYM	Vanguard Whitehall Funds Vanguard High Dividend Yield ETF	ExchangeTradedFund		Equity
VYMI	Vanguard International High Dividend Yield ETF ETF	ExchangeTradedFund		Equity
VYNE	VYNE Therapeutics Inc COM USD0.0001	CommonStock		Equity
VYNT	Vyant Bio Inc COM	CommonStock		Equity
VZ	Verizon Communications Inc. Common Stock	CommonStock		Equity
VZIO	VIZIO Holding Corp. Class A Common Stock	CommonStock		Equity
VZLA	Vizsla Silver Corp. Common Shares	CommonStock		Equity
W	Wayfair Inc. Class A Common Stock	CommonStock		Equity
WAB	Wabtec Common Stock	CommonStock		Equity
WABC	Westamerica Bancorporation COM NPV	CommonStock		Equity
WAFD	Washington Federal Inc. COM USD1	CommonStock		Equity
WAFDP	Washington Federal Inc. DEP PERP PFD A	Unknown		Equity
WAFU	Wah Fu Education Group Ltd COM	CommonStock		Equity
WAL	Western Alliance Bancorporation Common Stock	CommonStock		Equity
WALD	Waldencast Acquisition Corp COM CL A	CommonStock		Equity
WALDU	Waldencast Acquisition Corp UNITS	Unit		Equity
WALDW	Waldencast Acquisition Corp WT EXP 031126	Warrant		Equity
WALpA	Western Alliance Bancorporation Depositary Shares, Each Representing a 1/400th Interest in a Share of 4.250% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
WANT	Direxion Shares ETF Trust Direxion Daily Consumer Discretionary Bull 3X Shares	ExchangeTradedFund		Equity
WARR	Warrior Technologies Acquisition Company Class A Common Stock	CommonStock		Equity
WARR.U	Warrior Technologies Acquisition Company Units, each consisting of one share of Class A common stock and onehalf of one warrant	Unit	Units	Equity
WARR.WS	Warrior Technologies Acquisition Company Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
WASH	Washington Trust Bancorp Inc COM NPV	CommonStock		Equity
WAT	Waters Corporation Common Stock	CommonStock		Equity
WATT	Energous Corp COM USD0.00001	CommonStock		Equity
WAVC	Waverley Capital Acquisition Corp. 1 Class A Ordinary Shares	CommonStock		Equity
WAVC.U	Waverley Capital Acquisition Corp. 1 Units, each consisting of one Class A Ordinary Share and one-third of one redeemable warrant	Unit	Units	Equity
WAVC.WS	Waverley Capital Acquisition Corp. 1 Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
WAVD	WaveDancer Inc COM USD.01	CommonStock		Equity
WAVE	Eco Wave Power Global AB (publ) ADR	AdrCommon		Equity
WAVS	Western Acquisition Ventures Corp CL A COM USD0.0001	CommonStock		Equity
WAVSU	Western Acquisition Ventures Corp UNITS	Unit		Equity
WAVSW	Western Acquisition Ventures Corp WT EXP 090126	Warrant		Equity
WB	Weibo Corp ADR	AdrCommon		Equity
WBA	Walgreens Boots Alliance Inc COM USD1.25	CommonStock		Equity
WBAT	WisdomTree Battery Value Chain and Innovation Fund ETF	ExchangeTradedFund		Equity
WBD	Warner Bros. Discovery Inc CL A COM	CommonStock		Equity
WBEV	Winc, Inc. Common Stock	CommonStock		Equity
WBIF	Absolute Shares Trust WBI BullBear Value 3000 ETF	ExchangeTradedFund		Equity
WBIG	Absolute Shares Trust WBI BullBear Yield 3000 ETF	ExchangeTradedFund		Equity
WBII	Absolute Shares Trust WBI BullBear Global Income ETF	ExchangeTradedFund		Equity
WBIL	Absolute Shares Trust WBI BullBear Quality 3000 ETF	ExchangeTradedFund		Equity
WBIT	Absolute Shares Trust WBI BullBear Trend Switch US 3000 Total Return ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
WBIY	Absolute Shares Trust WBI Power Factor High Dividend ETF	ExchangeTradedFund		Equity
WBND	Legg Mason ETF Investment Trust - Western Asset Total Return ETF ETF	ExchangeTradedFund		Equity
WBS	Webster Financial Corporation Common Stock	CommonStock		Equity
WBSpF	Webster Financial Corporation Depositary Shares, Each Representing 1/1,000th Interest in a Share of 5.25% Series F Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
WBSpG	Webster Financial Corporation Depositary Shares, each representing a 1/40th interest in a share of 6.50% Series G non-cumulative perpetual preferred stock	PreferredStock	Preferred Class	Equity
WBT	Welbilt, Inc. Common Stock	CommonStock		Equity
WBX	Wallbox N.V. Class A Ordinary Shares	CommonStock		Equity
WBX.WS	Wallbox N.V. Warrants, each warrant to purchase one Class A Ordinary Share	Warrant	Warrants	Equity
WCBR	Wisdomtree Trust CYBERSECURITY FD	ExchangeTradedFund		Equity
WCC	WESCO International, Inc. Common Stock	CommonStock		Equity
WCCpA	WESCO International, Inc. Depositary Shares each representing 1/1,000th interest in a share of Series A Fixed-Rate Reset Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
WCLD	WisdomTree Trust - WisdomTree Cloud Computing Fund ETF	ExchangeTradedFund		Equity
WCN	Waste Connections, Inc. Common Shares	CommonStock		Equity
WD	Walker & Dunlop, Inc. Common Stock	CommonStock		Equity
WDAY	Workday Inc CL A COM USD.001	CommonStock		Equity
WDC	Western Digital Corp COM USD.1	CommonStock		Equity
WDFC	WD-40 Co COM NPV	CommonStock		Equity
WDH	Waterdrop Inc. American Depositary Shares (each representing the right to receive 10 Class A Ordinary Shares)	AdrCommon		Equity
WDI	Western Asset Diversified Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
WDIV	SPDR Index Shares Funds SPDR S&P Global Dividend ETF	ExchangeTradedFund		Equity
WDNA	WisdomTree BioRevolution Fund ETF ETF	ExchangeTradedFund		Equity
WDS	Woodside Petroleum Ltd. American Depositary Shares, each representing one Ordinary Share	AdrCommon		Equity
WE	WeWork, Inc. Class A Common Stock	CommonStock		Equity
WE.WS	WeWork, Inc. Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
WEA	Western Asset Premier Bond Fund Common Shares of Beneficial Interest	CommonStock		Equity
WEAT	Teucrium Commodity Trust Teucrium Wheat Fund	ExchangeTradedVehicle		Equity
WEAV	Weave Communications, Inc. Common Stock	CommonStock		Equity
WEBL	Direxion Shares ETF Trust Direxion Daily Dow Jones Internet Bull 3X Shares	ExchangeTradedFund		Equity
WEBR	Weber Inc. Class A Common Stock	CommonStock		Equity
WEBS	Direxion Shares ETF Trust Direxion Daily Dow Jones Internet Bear 3X Shares	ExchangeTradedFund		Equity
WEC	WEC Energy Group, Inc. Common Stock	CommonStock		Equity
WEED	Roundhill Cannabis ETF ETF	ExchangeTradedFund		Equity
WEIX	Dynamic Shares Trust Dynamic Short Short-Term Volatility Futures ETF	ExchangeTradedVehicle		Equity
WEJO	Wejo Group Limited COM CL A	CommonStock		Equity
WEJOW	Wejo Group Limited WT EXP 013128	Warrant		Equity
WEL	Integrated Wellness Acquisition Corp Class A Ordinary Shares	CommonStock		Equity
WEL.U	Integrated Wellness Acquisition Corp Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant(	Unit	Units	Equity
WEL.WS	Integrated Wellness Acquisition Corp Redeemable Warrants	Warrant	Warrants	Equity
WELL	Welltower Inc. Common Stock	CommonStock		Equity
WEN	Wendy's Co CL A COM USD.1	CommonStock		Equity
WERN	Werner Enterprises Inc. COM USD.01	CommonStock		Equity
WES	Western Midstream Partners, LP Common units representing limited partner interests	CommonStock		Equity
WETF	Wisdomtree Investments Inc COM USD.01	CommonStock		Equity
WEX	WEX Inc. Common Stock	CommonStock		Equity
WEYS	Weyco Group Inc COM USD1	CommonStock		Equity
WF	Woori Financial Group Inc. American Depositary Shares, each representing three shares of Common Stock	AdrCommon		Equity
WFC	Wells Fargo & Company Common Stock	CommonStock		Equity
WFCF	Where Food Comes From Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
WFCpA	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series AA	PreferredStock	Preferred Class	Equity
WFCpC	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series CC	PreferredStock	Preferred Class	Equity
WFCpD	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series DD	PreferredStock	Preferred Class	Equity
WFCpL	Wells Fargo & Company 7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L	PreferredStock	Preferred Class	Equity
WFCpQ	Wells Fargo & Company Each representing a 1/1,000 interest in a share of 5.85% Fixed-to-Floating Rate Non-Cumulative Perpetual Class A Preferred Stock, Series Q of Wells Fargo & Company	PreferredStock	Preferred Class	Equity
WFCpR	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of 6.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Class A Preferred Stock, Series R	PreferredStock	Preferred Class	Equity
WFCpY	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series Y of Wells Fargo & Company, no par value	PreferredStock	Preferred Class	Equity
WFCpZ	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series Z	PreferredStock	Preferred Class	Equity
WFG	West Fraser Timber Co. Ltd Common Shares	CommonStock		Equity
WFH	Direxion Shares ETF Trust Direxion Work From Home ETF	ExchangeTradedFund		Equity
WFHY	WisdomTree Fundamental U.S. High Yield Corporate Bond Fund ETF	ExchangeTradedFund		Equity
WFIG	WisdomTree Fundamental U.S. Corporate Bond Fund ETF	ExchangeTradedFund		Equity
WFRD	Weatherford International plc COM USD0.001	CommonStock		Equity
WGLD	wShares Enhanced Gold ETF Units of fractional undivided beneficial interest in, and ownership of, the Trust	ExchangeTradedVehicle		Equity
WGMI	Valkyrie Bitcoin Miners ETF ETF	ExchangeTradedFund		Equity
WGO	Winnebago Industries, Inc. Common Stock	CommonStock		Equity
WGRO	WisdomTree U.S. Growth & Momentum ETF ETF	ExchangeTradedFund		Equity
WH	Wyndham Hotels & Resorts, Inc. Common stock, $0.01 par value per share	CommonStock		Equity
WHD	Cactus, Inc. Class A common stock, par value $0.01 per share	CommonStock		Equity
WHF	WhiteHorse Finance Inc COM USD.001	CommonStock		Equity
WHG	Westwood Holdings Group, Inc. Common Stock	CommonStock		Equity
WHLM	Wilhelmina International Inc COM USD.01	CommonStock		Equity
WHLR	Wheeler Real Estate Investment Trust Inc COM USD.01	CommonStock		Equity
WHLRD	Wheeler Real Estate Investment Trust Inc PFD SER D	PreferredStock		Equity
WHLRL	Wheeler Real Estate Investment Trust, Inc. 7.00% Senior Subordinated Convertible Notes Due 2031	Unknown		Equity
WHLRP	Wheeler Real Estate Investment Trust Inc PFD SER B %	PreferredStock		Equity
WHR	Whirlpool Corporation Common Stock	CommonStock		Equity
WIA	Western Asset Inflation-Linked Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
WIL	iPath Women in Leadership ETN STRUCT PRODUCT	ExchangeTradedFund		Equity
WILC	G Willi-Food International Ltd ORD NIS.1	CommonStock		Equity
WIMI	Wimi Hologram Cloud Inc ADS	AdrCommon		Equity
WINA	Winmark Corp COM NPV	CommonStock		Equity
WINC	Legg Mason ETF Investment Trust Western Asset Short Duration Income ETF ETF	ExchangeTradedFund		Equity
WING	Wingstop Inc COM USD.01	CommonStock		Equity
WINN	Harbor ETF Trust Harbor Long-Term Growers ETF	ExchangeTradedFund		Equity
WINT	Windtree Therapeutics Inc COM USD.001	CommonStock		Equity
WINV	WinVest Acquisition Corp COM	CommonStock		Equity
WINVR	WinVest Acquisition Corp. Right	Right		Equity
WINVU	WinVest Acquisition Corp UNITS	Unit		Equity
WINVW	WinVest Acquisition Corp WT EXP 080926	Warrant		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
WIP	SPDR Series Trust SPDR FTSE International Government Inflation-Protected Bond ETF	ExchangeTradedFund		Equity
WIRE	Encore Wire Corp COM USD.01	CommonStock		Equity
WISA	WiSA Technologies Inc COM	CommonStock		Equity
WISH	Contextlogic Inc CL A	CommonStock		Equity
WIT	Wipro Limited Amer. Dep. Shares (representing One Equity Share)	AdrCommon		Equity
WIW	Western Asset Inflation-Linked Opportunities & Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
WIX	Wix.com Ltd ORD ILS.01	CommonStock		Equity
WIZ	Merlyn.AI Bull-Rider Bear-Fighter ETF ETF	ExchangeTradedFund		Equity
WK	Workiva Inc. Class A Common Stock	CommonStock		Equity
WKEY	Wisekey International Holding Ltd ADR SPONSORED	AdrCommon		Equity
WKHS	Workhorse Group Inc COM USD.001	CommonStock		Equity
WKLY	Tidal ETF Trust SoFi Weekly Dividend ETF	ExchangeTradedFund		Equity
WKME	WalkMe Ltd COM USD	CommonStock		Equity
WKSP	Worksport Ltd COM	CommonStock		Equity
WKSPW	Worksport Ltd *W EXP 06/01/2026	Warrant		Equity
WLDN	Willdan Group Inc COM USD.01	CommonStock		Equity
WLDR	Two Roads Share Trust - Affinity World Leaders Equity ETF ETF	ExchangeTradedFund		Equity
WLFC	Willis Lease Finance Corp COM NPV	CommonStock		Equity
WLK	Westlake Corporation Common Stock	CommonStock		Equity
WLKP	Westlake Chemical Partners LP Common Units Representing Limited Partner Interests	CommonStock		Equity
WLL	Whiting Petroleum Corporation Common Stock	CommonStock		Equity
WLMS	Williams Industrial Services Group Inc. Common Stock	CommonStock		Equity
WLTG	ETF Opportunities Trust WealthTrust DBS Long Term Growth ETF	ExchangeTradedFund		Equity
WLTH	Northern Lights Fund Trust II LifeGoal Wealth Builder ETF	ExchangeTradedFund		Equity
WLY	John Wiley & Sons, Inc. Class A Common Stock	CommonStock		Equity
WLYB	John Wiley & Sons, Inc. Class B Common Stock	CommonStock		Equity
WM	Waste Management, Inc. Common Stock	CommonStock		Equity
WMB	The Williams Companies, Inc. Common Stock	CommonStock		Equity
WMC	Western Asset Mortgage Capital Corporation Common Stock	CommonStock		Equity
WMG	Warner Music Group Corp COM CL A	CommonStock		Equity
WMK	Weis Markets, Inc. Common Stock	CommonStock		Equity
WMPN	William Penn Bancorp COM USD0.01	CommonStock		Equity
WMS	Advanced Drainage Systems, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
WMT	Walmart Inc. Common Stock	CommonStock		Equity
WNC	Wabash National Corporation Common Stock	CommonStock		Equity
WNDY	Global X Wind Energy ETF ETF	ExchangeTradedFund		Equity
WNEB	Western New England Bancorp Inc COM USD.01	CommonStock		Equity
WNNR	Andretti Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
WNNR.U	Andretti Acquisition Corp. Units, each consisting of one Class A Ordinary Share and one-half of one redeemable public warrant	Unit	Units	Equity
WNNR.WS	Andretti Acquisition Corp. Redeemable public warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
WNS	WNS (Holdings) Limited American Depositary Shares (Each representing one ordinary share, 10 pence par value)	AdrCommon		Equity
WNW	Meiwu Technology Company Limited COM	CommonStock		Equity
WOLF	Wolfspeed, Inc. Common Stock	CommonStock		Equity
WOMN	Impact Shares Trust I Impact Shares YWCA Womens Empowerment ETF	ExchangeTradedFund		Equity
WOOD	iShares Global Timber & Forestry ETF ETF	ExchangeTradedFund		Equity
WOOF	Petco Health & Wellness Co Inc COM CL A	CommonStock		Equity
WOR	Worthington Industries, Inc. Common Shares	CommonStock		Equity
WORX	SCWorx Corp COM	CommonStock		Equity
WOW	WideOpenWest, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
WPC	W. P. Carey Inc. (REIT) Common Stock	CommonStock		Equity
WPCA	Warburg Pincus Capital Corporation IA Class A Ordinary Shares	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
WPCA.U	Warburg Pincus Capital Corporation IA Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
WPCA.WS	Warburg Pincus Capital Corporation IA Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
WPCB	Warburg Pincus Capital Corporation IB Class A Ordinary Shares	CommonStock		Equity
WPCB.U	Warburg Pincus Capital Corporation IB Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
WPCB.WS	Warburg Pincus Capital Corporation IB Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
WPM	Wheaton Precious Metals Corp. Common Stock	CommonStock		Equity
WPP	WPP plc American Depositary Shares, each representing five Ordinary Shares	AdrCommon		Equity
WPRT	Westport Fuel Systems Inc COM NPV	CommonStock		Equity
WPS	iShares Trust iShares International Developed Property ETF	ExchangeTradedFund		Equity
WQGA	World Quantum Growth Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
WQGA.U	World Quantum Growth Acquisition Corp. Units, each consisting of one Class A ordinary share, $0.0001 and one-half of one redeemable warrant	Unit	Units	Equity
WQGA.WS	World Quantum Growth Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
WRAC	Williams Rowland Acquisition Corp. Common Stock	CommonStock		Equity
WRAC.U	Williams Rowland Acquisition Corp. Units, each consisting of one share of common stock and one-half of one redeemable warrant	Unit	Units	Equity
WRAC.WS	Williams Rowland Acquisition Corp. Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
WRAP	Wrap Technologies Inc COM	CommonStock		Equity
WRB	W.R. Berkley Corporation Common Stock	CommonStock		Equity
WRBY	Warby Parker Inc. Class A Common Stock	CommonStock		Equity
WRBpE	W.R. Berkley Corporation 5.70% Subordinated Debentures due 2058	StructuredProduct	Preferred Class	Equity
WRBpF	W.R. Berkley Corporation 5.10% Subordinated Debentures due 2059	StructuredProduct	Preferred Class	Equity
WRBpG	W.R. Berkley Corporation 4.25% Subordinated Debentures due 2060	StructuredProduct	Preferred Class	Equity
WRBpH	W.R. Berkley Corporation 4.125% Subordinated Debentures due 2061	StructuredProduct	Preferred Class	Equity
WRE	Washington Real Estate Investment Trust Shares of Beneficial Interest	CommonStock		Equity
WRK	WestRock Company Common Stock	CommonStock		Equity
WRLD	World Acceptance Corp COM NPV	CommonStock		Equity
WRN	Western Copper and Gold Corporation Common Shares	CommonStock		Equity
WRND	IndexIQ ETF Trust IQ Global Equity R&D Leaders ETF	ExchangeTradedFund		Equity
WSBC	WesBanco Inc COM NPV	CommonStock		Equity
WSBCP	WesBanco Inc 6.75% DP PFD A	PreferredStock		Equity
WSBF	Waterstone Financial Inc COM USD.01	CommonStock		Equity
WSC	WillScot Mobile Mini Holdings Corp COM USD.01	CommonStock		Equity
WSFS	WSFS Financial Corp COM NPV	CommonStock		Equity
WSM	Williams-Sonoma, Inc. Common Stock	CommonStock		Equity
WSO	Watsco, Inc. Common Stock	CommonStock		Equity
WSO.B	Watsco, Inc. Class B Common Stock, $0.50 par value	CommonStock	Class	Equity
WSR	Whitestone REIT Common Shares	CommonStock		Equity
WST	West Pharmaceutical Services, Inc. Common Stock	CommonStock		Equity
WSTG	Wayside Technology Group COM USD.01	CommonStock		Equity
WTAI	WisdomTree Artificial Intelligence and Innovation Fund ETF	ExchangeTradedFund		Equity
WTBA	West Bancorporation Inc COM NPV	CommonStock		Equity
WTER	Alkaline Water Co Inc (The) COM	CommonStock		Equity
WTFC	Wintrust Financial Corp. COM NPV	CommonStock		Equity
WTFCM	Wintrust Financial Corp. PFD-D FIX/FLT	PreferredStock		Equity
WTFCP	Wintrust Financial Corp. DEP REPSTG SR E	PreferredStock		Equity
WTI	W&T Offshore, Inc. Common Stock	CommonStock		Equity
WTM	White Mountains Insurance Group, Ltd. Common Stock	CommonStock		Equity
WTMA	Welsbach Technology Metals Acquisition Corp COM USD0.0001	CommonStock		Equity
WTMAR	Welsbach Technology Metals Acquisition Corp. one right to receive 1/10th of a share of common stock	CommonStock		Equity
WTMAU	Welsbach Technology Metals Acquisition Corp UNITS	Unit		Equity
WTMF	WisdomTree Trust WisdomTree Managed Futures Strategy Fund	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
WTRE	WisdomTree Trust WisdomTree New Economy Real Estate Fund	ExchangeTradedFund		Equity
WTRG	Essential Utilities, Inc. Common Stock	CommonStock		Equity
WTRH	Waitr Holdings Inc COM	CommonStock		Equity
WTS	Watts Water Technologies, Inc. Class A Common Stock	CommonStock		Equity
WTT	Wireless Telecom Group Inc Common Stock	CommonStock		Equity
WTTR	Select Energy Services, Inc. Class A common stock	CommonStock		Equity
WTV	WisdomTree Trust WisdomTree U.S. Value Fund	ExchangeTradedFund		Equity
WTW	Willis Towers Watson plc COM USD.000115	CommonStock		Equity
WU	The Western Union Company Common Stock, par value $0.01 per share	CommonStock		Equity
WUGI	Esoterica Thematic Trust Esoterica NextG Economy ETF ETF	ExchangeTradedFund		Equity
WULF	Terawulf Inc. COM	CommonStock		Equity
WVE	Wave Life Sciences Ltd ORD NPV	CommonStock		Equity
WVVI	Willamette Valley Vineyards Inc COM NPV	CommonStock		Equity
WVVIP	Willamette Valley Vineyards Inc PFD SER A	PreferredStock		Equity
WW	WW International Inc COM NVP	CommonStock		Equity
WWAC	Worldwide Webb Acquisition Corp ORD SHS CL A	CommonStock		Equity
WWACU	Worldwide Webb Acquisition Corp UNITS	Unit		Equity
WWACW	Worldwide Webb Acquisition Corp WT EXP 102026	Warrant		Equity
WWD	Woodward Inc COM USD.0625	CommonStock		Equity
WWE	World Wrestling Entertainment, Inc. Class A Common Stock	CommonStock		Equity
WWJD	Northern Lights Fund Trust IV Inspire International ESG ETF	ExchangeTradedFund		Equity
WWOW	Direxion Shares ETF Trust Direxion World Without Waste ETF	ExchangeTradedFund		Equity
WWR	Westwater Resources, Inc. Common Stock	CommonStock		Equity
WWW	Wolverine World Wide, Inc. Common Stock	CommonStock		Equity
WY	Weyerhaeuser Company Common Shares	CommonStock		Equity
WYNN	Wynn Resorts Ltd COM USD.01	CommonStock		Equity
WYY	WidePoint Corporation Common Stock	CommonStock		Equity
X	United States Steel Corporation Common Stock	CommonStock		Equity
XAIR	Beyond Air Inc COM	CommonStock		Equity
XAR	SPDR Series Trust SPDR S&P Aerospace & Defense ETF	ExchangeTradedFund		Equity
XB	BondBloxx ETF Trust BondBloxx B-Rated USD High Yield Corporate Bond ETF	ExchangeTradedFund		Equity
XBAP	Innovator US Equity Accelerated 9 Buffer ETF ETF	ExchangeTradedFund		Equity
XBB	BondBloxx ETF Trust BondBloxx BB-Rated USD High Yield Corporate Bond ETF	ExchangeTradedFund		Equity
XBI	SPDR Series Trust SPDR S&P Biotech ETF	ExchangeTradedFund		Equity
XBIO	Xenetic Biosciences PLC COM NPV	CommonStock		Equity
XBIOW	Xenetic Biosciences PLC WT EXP 071124	Warrant		Equity
XBIT	XBiotech Inc COM	CommonStock		Equity
XBJA	Innovator US Equity Accelerated 9 Buffer ETF - January ETF	ExchangeTradedFund		Equity
XBJL	Innovator US Equity Accelerated 9 Buffer ETF ETF	ExchangeTradedFund		Equity
XBOC	Innovator U.S. Equity Accelerated 9 Buffer ETF - October ETF	ExchangeTradedFund		Equity
XBTF	VanEck Bitcoin Strategy ETF ETF	ExchangeTradedFund		Equity
XCCC	BondBloxx ETF Trust BondBloxx CCC-Rated USD High Yield Corporate Bond ETF	ExchangeTradedFund		Equity
XCEM	Columbia ETF Trust II Columbia EM Core ex-China ETF	ExchangeTradedFund		Equity
XCLR	Global X Funds Global X S&P 500 Collar 95-110 ETF	ExchangeTradedFund		Equity
XCUR	Exicure Inc COM	CommonStock		Equity
XDAP	Innovator US Equity Accelerated ETF ETF	ExchangeTradedFund		Equity
XDAT	Franklin Exponential Data ETF ETF	ExchangeTradedFund		Equity
XDEC	FT Cboe Vest US Equity Enhance Moderate Buffer ETF - December ETF	ExchangeTradedFund		Equity
XDJA	Innovator US Equity Accelerated ETF - January ETF	ExchangeTradedFund		Equity
XDJL	Innovator US Equity Accelerated ETF - July ETF	ExchangeTradedFund		Equity
XDNA	Kelly CRISPR & Gene Editing Technology ETF ETF	ExchangeTradedFund		Equity
XDOC	Innovator U.S. Equity Accelerated ETF - October ETF	ExchangeTradedFund		Equity
XDQQ	Innovator Growth Accelerated ETF ETF	ExchangeTradedFund		Equity
XDSQ	Innovator US Equity Accelerated ETF Quarterly ETF	ExchangeTradedFund		Equity
XEL	Xcel Energy Inc. COM USD2.5	CommonStock		Equity
XELA	Exela Technologies Inc COM USD.0001	CommonStock		Equity
XELAP	Exela Technologies Inc 6% CONV PFD SR B	PreferredStock		Equity
XELB	Xcel Brands Inc COM	CommonStock		Equity
XENE	Xenon Pharmaceuticals Inc COM NPV	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
XERS	Xeris Biopharma Holdings Inc COM USD0.0001	CommonStock		Equity
XES	SPDR Series Trust SPDR S&P Oil & Gas Equipment & Services ETF	ExchangeTradedFund		Equity
XFIN	ExcelFin Acquisition Corp COM CL A USD0.0001	CommonStock		Equity
XFINU	ExcelFin Acquisition Corp UNITS	Unit		Equity
XFINW	ExcelFin Acquisition Corp WT EXP 102528	Warrant		Equity
XFLT	XAI Octagon Floating Rate & Alternative Income Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
XFLTpA	XAI Octagon Floating Rate & Alternative Income Term Trust 6.50% Series 2026 Term Preferred Shares, (Liquidation Preference $25.00)	PreferredStock	Preferred Class	Equity
XFOR	X4 Pharmaceuticals Inc COM	CommonStock		Equity
XGN	Exagen Inc COM USD.001	CommonStock		Equity
XHB	SPDR Series Trust SPDR S&P Homebuilders ETF	ExchangeTradedFund		Equity
XHE	SPDR Series Trust SPDR S&P Health Care Equipment ETF	ExchangeTradedFund		Equity
XHR	Xenia Hotels & Resorts, Inc. Common Stock	CommonStock		Equity
XHS	SPDR Series Trust SPDR S&P Health Care Services ETF	ExchangeTradedFund		Equity
XHYC	BondBloxx ETF Trust BondBloxx USD High Yield Bond Consumer Cyclicals Sector ETF	ExchangeTradedFund		Equity
XHYD	BondBloxx ETF Trust BondBloxx USD High Yield Bond Consumer Non-Cyclicals Sector ETF	ExchangeTradedFund		Equity
XHYE	BondBloxx ETF Trust BondBloxx USD High Yield Bond Energy Sector ETF	ExchangeTradedFund		Equity
XHYF	BondBloxx ETF Trust BondBloxx USD High Yield Bond Financial & REIT Sector ETF	ExchangeTradedFund		Equity
XHYH	BondBloxx ETF Trust BondBloxx USD High Yield Bond Healthcare Sector ETF	ExchangeTradedFund		Equity
XHYI	BondBloxx ETF Trust BondBloxx USD High Yield Bond Industrial Sector ETF	ExchangeTradedFund		Equity
XHYT	BondBloxx ETF Trust BondBloxx USD High Yield Bond Telecom, Media & Technology Sector ETF	ExchangeTradedFund		Equity
XIN	Xinyuan Real Estate Co., Ltd. American Depositary Shares (each Representing two Common Shares)	AdrCommon		Equity
XITK	SPDR Series Trust SPDR FactSet Innovative Technology ETF	ExchangeTradedFund		Equity
XJH	Ishares Esg Screened S&P Mid-Cap ETF ETF	ExchangeTradedFund		Equity
XJR	Ishares Esg Screened S&P Small-Cap ETF ETF	ExchangeTradedFund		Equity
XJUN	FT Cboe Vest US Equity Enhance & Moderate Buffer ETF - June ETF	ExchangeTradedFund		Equity
XL	XL Fleet Corp. Class A Common Stock	CommonStock		Equity
XLB	Select Sector SPDR Trust The Materials Select Sector SPDR Fund	ExchangeTradedFund		Equity
XLC	Select Sector SPDR Trust The Communication Services Select Sector SPDR Fund	ExchangeTradedFund		Equity
XLE	Select Sector SPDR Trust The Energy Select Sector SPDR Fund	ExchangeTradedFund		Equity
XLF	Select Sector SPDR Trust The Financial Select Sector SPDR Fund	ExchangeTradedFund		Equity
XLG	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Top 50 ETF	ExchangeTradedFund		Equity
XLI	Select Sector SPDR Trust The Industrial Select Sector SPDR Fund	ExchangeTradedFund		Equity
XLK	Select Sector SPDR Trust The Technology Select Sector SPDR Fund	ExchangeTradedFund		Equity
XLO	Xilio Therapeutics Inc COM USD0.0001	CommonStock		Equity
XLP	Select Sector SPDR Trust The Consumer Staples Select Sector SPDR Fund	ExchangeTradedFund		Equity
XLRE	Select Sector SPDR Trust The Real Estate Select Sector SPDR Fund	ExchangeTradedFund		Equity
XLSR	SSGA Active Trust SPDR SSGA US Sector Rotation ETF	ExchangeTradedFund		Equity
XLU	Select Sector SPDR Trust The Utilities Select Sector SPDR Fund	ExchangeTradedFund		Equity
XLV	Select Sector SPDR Trust The Health Care Select Sector SPDR Fund	ExchangeTradedFund		Equity
XLY	Select Sector SPDR Trust The Consumer Discretionary Select Sector SPDR Fund	ExchangeTradedFund		Equity
XM	Qualtrics International Inc COM CL A	CommonStock		Equity
XME	SPDR Series Trust SPDR S&P Metals & Mining ETF	ExchangeTradedFund		Equity
XMHQ	Invesco Exchange-Traded Fund Trust Invesco S&P Midcap Quality ETF	ExchangeTradedFund		Equity
XMLV	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap Low Volatility ETF	ExchangeTradedFund		Equity
XMMO	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap Momentum ETF	ExchangeTradedFund		Equity
XMPT	VanEck CEF Muni Income ETF ETF	ExchangeTradedFund		Equity
XMTR	Xometry Inc COM CL A	CommonStock		Equity
XMVM	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap Value with Momentum ETF	ExchangeTradedFund		Equity
XNCR	Xencor Inc COM USD0.01	CommonStock		Equity
XNET	Xunlei Ltd ADS	AdrCommon		Equity
XNTK	SPDR Series Trust SPDR NYSE Technology ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
XOM	Exxon Mobil Corporation Common Stock	CommonStock		Equity
XOMA	XOMA Corp COM USD.0005	CommonStock		Equity
XOMAO	XOMA Corp 8.375% DEP PFD B	Unknown		Equity
XOMAP	XOMA Corp 8.625% CUM PFD A	PreferredStock		Equity
XOP	SPDR Series Trust SPDR S&P Oil & Gas Exploration & Production ETF	ExchangeTradedFund		Equity
XOS	Xos Inc COM	CommonStock		Equity
XOSWW	Xos Inc WT EXP	Warrant		Equity
XOUT	GraniteShares ETF Trust GraniteShares XOUT U.S. Large Cap ETF	ExchangeTradedFund		Equity
XP	XP Inc COM CL A	CommonStock		Equity
XPAX	XPAC Acquisition Corp ORD CL A	CommonStock		Equity
XPAXU	XPAC Acquisition Corp UNIT	Unit		Equity
XPAXW	XPAC Acquisition Corp WRRTS	Warrant		Equity
XPDB	Power & Digital Infrastructure Acquisition II Corp CL A COM	CommonStock		Equity
XPDBU	Power & Digital Infrastructure Acquisition II Corp UNITS	Unit		Equity
XPDBW	Power & Digital Infrastructure Acquisition II Corp WT EXP 120926	Warrant		Equity
XPEL	XPEL Inc COM	CommonStock		Equity
XPER	Xperi Holding Corp COM USD.001	CommonStock		Equity
XPEV	XPeng Inc. American depositary shares, each representing two Class A ordinary shares	AdrCommon		Equity
XPH	SPDR Series Trust SPDR S&P Pharmaceuticals ETF	ExchangeTradedFund		Equity
XPL	Solitario Zinc Corp. Common Stock	CommonStock		Equity
XPND	First Trust Exchange-Traded Fund VIII First Trust Expanded Technology ETF	ExchangeTradedFund		Equity
XPO	XPO Logistics Inc. Common Stock	CommonStock		Equity
XPOA	DPCM Capital, Inc. Class A Common Stock	CommonStock		Equity
XPOA.U	DPCM Capital, Inc. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
XPOA.WS	DPCM Capital, Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
XPOF	Xponential Fitness, Inc. Class A Common Stock	CommonStock		Equity
XPON	Expion360 Inc COM	CommonStock		Equity
XPP	ProShares Trust ProShares Ultra FTSE China 50	ExchangeTradedFund		Equity
XPRO	Expro Group Holdings N.V. Common Stock	CommonStock		Equity
XRAY	DENTSPLY SIRONA Inc COM USD1	CommonStock		Equity
XRLV	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® ex-Rate Sensitive Low Volatility ETF	ExchangeTradedFund		Equity
XRMI	Global X Funds Global X S&P 500 Risk Managed Income ETF	ExchangeTradedFund		Equity
XRT	SPDR Series Trust SPDR S&P Retail ETF	ExchangeTradedFund		Equity
XRTX	XORTX Therapeutics Inc COM	CommonStock		Equity
XRX	Xerox Holdings Corp COM USD1	CommonStock		Equity
XSD	SPDR Series Trust SPDR S&P Semiconductor ETF	ExchangeTradedFund		Equity
XSHD	Invesco S&P SmallCap High Dividend Low Volatility ETF ETF	ExchangeTradedFund		Equity
XSHQ	Invesco S&P SmallCap Quality ETF ETF	ExchangeTradedFund		Equity
XSLV	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Low Volatility ETF	ExchangeTradedFund		Equity
XSMO	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap Momentum ETF	ExchangeTradedFund		Equity
XSOE	WisdomTree Trust WisdomTree Emerging Markets ex-State-Owned Enterprises Fund	ExchangeTradedFund		Equity
XSPA	Xpresspa Group Inc COM USD.01	CommonStock		Equity
XSVM	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap Value with Momentum ETF	ExchangeTradedFund		Equity
XSW	SPDR Series Trust SPDR S&P Software & Services ETF	ExchangeTradedFund		Equity
XT	iShares Exponential Technologies ETF ETF	ExchangeTradedFund		Equity
XTAP	Innovator US Equity Accelerated Plus ETF ETF	ExchangeTradedFund		Equity
XTJA	Innovator US Equity Accelerated Plus ETF - January ETF	ExchangeTradedFund		Equity
XTJL	Innovator US Equity Accelerated Plus ETF ETF	ExchangeTradedFund		Equity
XTL	SPDR Series Trust SPDR S&P Telecom ETF	ExchangeTradedFund		Equity
XTLB	XTL Biopharmaceuticals ADR	AdrCommon		Equity
XTN	SPDR Series Trust SPDR S&P Transportation ETF	ExchangeTradedFund		Equity
XTNT	Xtant Medical Holdings Inc. Common Stock par value $0.000001 per share	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
XTOC	Innovator U.S. Equity Accelerated Plus ETF - October ETF	ExchangeTradedFund		Equity
XTR	Global X Funds Global X S&P 500 Tail Risk ETF	ExchangeTradedFund		Equity
XVOL	Acruence Active Hedge US Equity ETF ETF	ExchangeTradedFund		Equity
XVV	iShares Trust - iShares ESG Screened S&P 500 ETF ETF	ExchangeTradedFund		Equity
XWEB	SPDR Series Trust SPDR S&P Internet ETF	ExchangeTradedFund		Equity
XXII	22nd Century Group Inc COM	CommonStock		Equity
XYF	X Financial American Depositary Shares, each representing six Class A Ordinary Shares	AdrCommon		Equity
XYL	Xylem Inc. Common stock, par value $0.01	CommonStock		Equity
XYLD	Global X Funds Global X S&P 500 Covered Call ETF	ExchangeTradedFund		Equity
XYLG	Global X Funds Global X S&P 500 Covered Call & Growth ETF	ExchangeTradedFund		Equity
Y	Alleghany Corporation Common Stock	CommonStock		Equity
YALA	Yalla Group Limited American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon		Equity
YANG	Direxion Shares ETF Trust Direxion Daily FTSE China Bear 3X Shares	ExchangeTradedFund		Equity
YCBD	cbdMD, Inc. Common stock	CommonStock		Equity
YCBDpA	cbdMD, Inc. 8.0% Series A Cumulative Convertible Preferred Stock	PreferredStock	Preferred Class	Equity
YCL	ProShares Trust II ProShares Ultra Yen	ExchangeTradedVehicle		Equity
YCS	ProShares Trust II ProShares UltraShort Yen	ExchangeTradedVehicle		Equity
YDEC	Ft Cboe Vest Internatilonal Equity Buffer ETF ETF	ExchangeTradedFund		Equity
YELL	Yellow Corp COM USD1	CommonStock		Equity
YELP	Yelp Inc. Common Stock	CommonStock		Equity
YETI	YETI Holdings, Inc. Common Stock	CommonStock		Equity
YEXT	Yext, Inc. Common Stock, par value $0.001 per share	CommonStock		Equity
YGMZ	MingZhu Logistics Holdings Ltd COM	CommonStock		Equity
YI	111 Inc ADS	AdrCommon		Equity
YINN	Direxion Shares ETF Trust Direxion Daily FTSE China Bull 3X Shares	ExchangeTradedFund		Equity
YJ	Yunji Inc ADR	AdrCommon		Equity
YJUN	FT Cboe Vest International Equity Buffer ETF ETF	ExchangeTradedFund		Equity
YLD	Principal Exchange-Traded Funds Principal Active High Yield ETF	ExchangeTradedFund		Equity
YLDE	Legg Mason ETF Investment Trust - ClearBridge Dividend Strategy ESG ETF	ExchangeTradedFund		Equity
YMAB	Y-mAbs Therapeutics Inc COM	CommonStock		Equity
YMAR	FT CBOE Vest International Equity Buffer ETF ETF	ExchangeTradedFund		Equity
YMM	Full Truck Alliance Co. Ltd. American Depositary Shares (each representing 20 Class A Ordinary Shares)	AdrCommon		Equity
YMTX	Yumanity Therapeutics Inc COM	CommonStock		Equity
YOLO	AdvisorShares Trust AdvisorShares Pure Cannabis ETF	ExchangeTradedFund		Equity
YORW	York Water Co (The) COM USD.1	CommonStock		Equity
YOTAU	Yotta Acquisition Corp UNIT	Unit		Equity
YOU	Clear Secure, Inc. Class A Common Stock	CommonStock		Equity
YPF	YPF Sociedad Anonima American Depositary Shares (Each representing one Class D share of Capital Stock)	AdrCommon		Equity
YPS	Arrow Reverse Cap 500 ETF ETF	ExchangeTradedFund		Equity
YQ	17 Education & Technology Group Inc ADR	AdrCommon		Equity
YRD	Yiren Digital Ltd. American Depositary shares, each representing two ordinary shares	AdrCommon		Equity
YSEP	FT Cboe Vest International Equity Buffer ETF - September ETF	ExchangeTradedFund		Equity
YSG	Yatsen Holding Limited American Depositary Shares, each representing four Class A ordinary shares	AdrCommon		Equity
YTEN	Yield10 Bioscience Inc COM USD.01	CommonStock		Equity
YTPG	TPG Pace Beneficial II Corp. Class A Ordinary Shares	CommonStock		Equity
YTRA	Yatra Online Inc COM USD0.0001	CommonStock		Equity
YUM	Yum! Brands, Inc. Common Stock	CommonStock		Equity
YUMC	Yum China Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
YUMY	VanEck ETF Trust VanEck Future of Food ETF	ExchangeTradedFund		Equity
YVR	Liquid Media Group Ltd COM	CommonStock		Equity
YXI	ProShares Trust ProShares Short FTSE China 50	ExchangeTradedFund		Equity
YY	JOYY Inc ADR	AdrCommon		Equity
YYY	Amplify ETF Trust Amplify High Income ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Instrument Type**
Z	Zillow Group Inc CL C CAP USD.0001	CommonStock		Equity
ZBH	Zimmer Biomet Holdings, Inc. Common Stock	CommonStock		Equity
ZBRA	Zebra Technologies Corp. CL A COM USD.01	CommonStock		Equity
ZCMD	Zhongchao Inc COM CL A	CommonStock		Equity
ZD	Ziff Davis Inc COM USD.01	CommonStock		Equity
ZDGE	Zedge Inc. Class B common stock par value $0.01 per share	CommonStock		Equity
ZEAL	Zealand Pharma AS SPON ADR	AdrCommon		Equity
ZECP	Zacks Earnings Consistent Portfolio ETF ETF	ExchangeTradedFund		Equity
ZEN	Zendesk, Inc. Common Stock, $0.01 par value	CommonStock		Equity
ZENV	Zenvia Inc COM CL A	CommonStock		Equity
ZEPP	Zepp Health Corporation American depositary shares, each representing four Class A ordinary shares	AdrCommon		Equity
ZEST	Ecoark Holdings Inc COM USD.001	CommonStock		Equity
ZETA	Zeta Global Holdings Corp. Class A Common Stock	CommonStock		Equity
ZEUS	Olympic Steel Inc COM NPV	CommonStock		Equity
ZEV	Lightning eMotors, Inc. Common Stock	CommonStock		Equity
ZEV.WS	Lightning eMotors, Inc. Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ZG	Zillow Group Inc CL A COM USD0.0001	CommonStock		Equity
ZGEN	The Generation Z ETF ETF	ExchangeTradedFund		Equity
ZGN	Ermenegildo Zegna N.V. Ordinary Shares	CommonStock		Equity
ZGN.WS	Ermenegildo Zegna N.V. Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ZH	Zhihu Inc. American Depositary Shares (every two of each representing one Class A ordinary share)	AdrCommon		Equity
ZHDG	Tidal ETF Trust ZEGA Buy & Hedge ETF	ExchangeTradedFund		Equity
ZI	ZoomInfo Technologies Inc COM CL A	CommonStock		Equity
ZIG	ETF Series Solutions The Acquirers Fund	ExchangeTradedFund		Equity
ZIM	ZIM Integrated Shipping Services Ltd. Ordinary Shares	CommonStock		Equity
ZIMV	ZimVie Inc COM	CommonStock		Equity
ZING	FTAC Zeus Acquisition Corp CL A COM USD0.0001	CommonStock		Equity
ZINGU	FTAC Zeus Acquisition Corp UNITS	Unit		Equity
ZINGW	FTAC Zeus Acquisition Corp WT EXP 041526	Warrant		Equity
ZION	Zions Bancorporation National Association COM NPV	CommonStock		Equity
ZIONL	Zions Bancorporation 6.95 Fixed-to-Floating Rate Subordinated Notes due September 15 2028 STRUCT PRODUCT	Unknown		Equity
ZIONO	Zions Bancorporation National Association DEP 1/40TH PFD	PreferredStock		Equity
ZIONP	Zions Bancorporation National Association PFD 1/40 INT	PreferredStock		Equity
ZIP	ZipRecruiter, Inc. Class A common stock	CommonStock		Equity
ZIVO	Zivo Bioscience Inc COM	CommonStock		Equity
ZIVOW	Zivo Bioscience Inc WT EXP 051426	Warrant		Equity
ZKIN	ZK International Group Co Ltd ORD	CommonStock		Equity
ZLAB	Zai Lab Limited ADS	AdrCommon		Equity
ZM	Zoom Video Communications Inc COM CL A	CommonStock		Equity
ZNH	China Southern Airlines Company Limited American Depositary Shares (Each representing 50 Ordinary H Shares)	AdrCommon		Equity
ZNTL	Zentalis Pharmaceuticals Inc COM	CommonStock		Equity
ZOM	Zomedica Corp. Common Shares without par value	CommonStock		Equity
ZROZ	PIMCO ETF Trust PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange-Traded Fund	ExchangeTradedFund		Equity
ZS	Zscaler Inc COM	CommonStock		Equity
ZSL	ProShares Trust II ProShares UltraShort Silver	ExchangeTradedVehicle		Equity
ZT	Zimmer Energy Transition Acquisition Corp COM CL A	CommonStock		Equity
ZTAQU	Zimmer Energy Transition Acquisition Corp UNITS	Unit		Equity
ZTAQW	Zimmer Energy Transition Acquisition Corp WT EXP 061626	Warrant		Equity
ZTEK	Zentek Ltd COM NPV	CommonStock		Equity
ZTO	ZTO Express (Cayman) Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
ZTR	Virtus Total Return Fund Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities Securities as of 6/17/22				
Symbol	Security Name	Security Class	Class Category	Instrument Type
ZTS	Zoetis Inc. Class A common stock	CommonStock		Equity
ZUMZ	Zumiez Inc COM NPV	CommonStock		Equity
ZUO	Zuora, Inc. Class A common stock	CommonStock		Equity
ZVIA	Zevia PBC Class A Common Stock	CommonStock		Equity
ZVO	Zovio Inc COM USD.01	CommonStock		Equity
ZWRK	Z-Work Acquisition Corp COM CL A	CommonStock		Equity
ZWRKU	Z-Work Acquisition Corp UNITS	Unit		Equity
ZWRKW	Z-Work Acquisition Corp. Warrant	Warrant		Equity
ZWS	Zurn Water Solutions Corporation Common Stock	CommonStock		Equity
ZY	Zymergen Inc COM	CommonStock		Equity
ZYME	Zymeworks Inc. Common Shares	CommonStock		Equity
ZYNE	Zynerba Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ZYXI	Zynex Inc COM NPV	CommonStock		Equity